SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
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azarchan@sidley.com
(212) 839-8656

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, DC

FOUNDED 1866

06013775

File Number 82-5126

SUPPL

May 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

A. an English version of the Quarterly Consolidated Report as of September 30, 2005;

B. an English version of the Communication to the Market, dated March 2, 2006, regarding an increase to the Company's share capital;

C. an English version of the Press Release, dated March 9, 2006, regarding the completion of the purchase of 56.23% of the share capital of Banca Daewoo (Romania) S.A.;

D. an English version of the Press Release, dated March 13, 2006, regarding the resolution by the Board of Directors to submit a proposal to increase the Company's share capital to the next shareholders' meeting;

E. an English version of the Press Release, dated March 27, 2006, regarding the approval by the Board of Directors of the draft of the financial statements as of December 31, 2005 and the proposed share capital increase;

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

NY1 5883960v.3

F. an English version of the Notice of Ordinary and Extraordinary Shareholders' Annual General Meeting, together with the following documents for the attention of the shareholders:

   a. an English version of the Report on Corporate Governance and on Compliance with the Corporate Governance Code for Listed Companies;

   b. an English version of the Extracts of Reports for the Ordinary and Extraordinary Shareholders' Meeting; and

   c. an English version of the List of Nominees for appointment to the Board of Directors;

G. an English version of the Press Release, dated April 10, 2006, regarding the approval by the Board of Directors of the adjustment of the consolidated financial statements as of December 31, 2005 in accordance with the new provisions of the supervisory body;

H. an English version of the Press Release, dated April 12, 2006, regarding the execution of a new shareholders' agreement, dated April 12, 2006, by and among the shareholders of Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia;

I. an English version of the Press Release, dated April 14, 2006, regarding the execution of a voting agreement, dated April 14, 2006, by and among the shareholders of Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia and Sofibar S.p.A.;

J. an Italian version of the consolidated financial statements as of December 31, 2005, together with an English version of the Press Release, dated March 27, 2006, summarizing the financial statements;

K. an English version of the Communication to the Market, dated April 19, 2006, regarding the increase of the Company's share capital; and

L. an English version of the Press Release, dated April 27, 2006, regarding the approval at the Annual General Shareholders' Meeting of the 2005 Annual Report and the election of new members of the Board of Directors.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Aryeh H. Zarchan

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

Avv. Alessandra Guercia
VBL - Varrenti Avvocati Associati
(without enclosures)

GRUPPO
BANCA CR FIRENZE

Quarterly Consolidated Report at 30 September 2005

Prepared according to IAS/IFRS international accounting standards

Table of contents

1. Banca CR Firenze Group - Summary consolidated data

(millions of euros)	30 September 2005	30 June 2005	30 September 2004	% Change (1)	31 December 2004
CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA					
Interest margin	382.3	0.0	345.4	10.7%	464.8
Net commissions and other operating income	284.6	188.6	261.6	8.8%	354.3
Business margin	745.9	0.0	701.9	6.3%	948.3
Operating costs	450.4	0.0	429.9	4.8%	634.1
Net provisions for risks and charges	14.5	0.0	10.3	40.8%	9.4
Pre-tax profit from ordinary activities	205.8	0.0	180.2	14.2%	244.3
Group net profit	121.0	0.0	108.0	12.0%	142.7
CONSOLIDATED BALANCE SHEET DATA					
Total assets	21,625.7	21,855.6	19,483.5	-1.1%	21,378.8
Net customer loans (excluding doubtful loans)	12,761.1	12,661.6	11,469.2	0.8%	12,375.6
Financial assets	5,503.6	5,459.9	5,159.3	0.8%	5,245.8
Participating interests	391.7	392.8	308.4	-0.3%	308.4
Financial liabilities	17,289.9	17,372.6	16,028.4	-0.5%	16,798.2
Shareholders' equity (including net profit for the period)	1,279.5	1,218.8	1,224.2	5.0%	1,190.4
CUSTOMERS' FINANCIAL ASSETS					
Total financial assets	36,767.3	36,941.2	34,806.4	-0.5%	35,844.4
Direct borrowing	17,289.9	17,372.6	16,028.4	-0.5%	16,798.2
Indirect borrowing	19,477.4	19,568.6	18,778.0	-0.5%	19,046.2
- Administered savings	8,756.7	9,273.3	8,833.9	-5.6%	9,018.7
- Managed savings	10,720.7	10,295.3	9,944.1	4.1%	10,027.5
- Asset management (assets managed with any destination – "GPM"; assets managed placed in open-end investment companies – "GPS"; assets managed placed only with funds run by related or associated banks - "GPF")	3,048.1	2,907.7	2,653.0	4.8%	2,624.7
- Funds	4,985.2	4,731.2	4,773.1	5.4%	4,770.4
- Insurance (acturial reserves)	2,687.4	2,656.4	2,518.0	1.2%	2,632.4
EARNINGS RATIOS					
ROE 2)	13.6%	11.8%	13.6%	0.0%	13.5%
Cost / Income ratio 3)	63.5%	64.3%	64.6%	-1.1%	64.8%
RISK RATIOS ON LOANS					
Net doubtful loans / Net customer loans	1.07%	1.08%	1.53%	-0.01%	1.10%
Other net impaired loans / Net customer loans	1.63%	1.62%	2.02%	0.01%	1.75%
Net impaired loans / Net customer loans	2.70%	2.70%	3.55%	0.02%	2.85%
THE BANK'S SHARE					
Number of shares outstanding (in millions)	1,137.0	1,136.9	1,134.6	0.0%	1,136.2
Unit share value (in €)					
- average	2.078	1.989	1.467	4.5%	1.503
- minimum	1.769	1.769	1.380	0.0%	1.380
- maximum	2.453	2.208	1.560	11.1%	1.807
Earnings per share, calculated on the average number of shares outstanding (in €)	0.106	0.054	0.070	96.4%	0.090
Dividend per share (in €) 4)	0.052	0.052	0.052	0.0%	0.052
Dividend / average annual price 4)	2.50%	2.61%	3.54%	-0.1%	3.46%
Equity per share outstanding (in €)	1.125	1.014	0.991	11.0%	1.013
OPERATING STRUCTURE					
Employees	5,803	5,806	5,820	-0.1%	5,768
Financial promoters	181	181	158	0.0%	163
Bank branches	521	518	503	0.6%	510
Business and private centres	23	23	22	0.0%	22
Financial spaces	34	34	26	0.0%	27

Notes:

1) The changes have been calculated with reference to 30 September 2004 figures for the consolidated profit and loss and earnings ratios, and to 30 June 2005 figures for all other data.

2) Net profit annualised / Average net equity of the last two financial years (excluding net profit).

3) Operating costs (net of expense recoveries) and amortisation and depreciation / Business margin (net of expense recoveries).

4) Latest dividend distributed by the Parent Company.

2. Group structure and Consolidation Area

Below is the table showing the structure of the Banca CR Firenze Group – of which Banca CR Firenze S.p.A. is the Parent Company, in accordance with the regulations governing the Banking Groups – and its main participating interests:

BANCA CR FIRENZE GROUP at 30 September 2005

	% Ownership held directly by Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR La Spezia S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Total
Companies in the Banking Group									
Cassa di Risparmio di Mirandola S.p.A.	94.962%	5.000%							99.962%
Cassa di Risparmio di Orvieto S.p.A.	73.570%								73.570%
Cassa di Risparmio della Spezia S.p.A.	68.093%								68.093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60.000%								60.000%
Cassa di Risparmio di Civitavecchia S.p.A.	51.000%								51.000%
Centro Riscossione Tributi – CERIT S.p.A.	100.000%								100.000%
CR Firenze Gestion Internationale S.A.	80.000%								80.000%
Perseo Finance S.r.l.	60.000%								60.000%
Infogroup S.p.A.	94.000%	4.000%	1.000%	1.000%					100.000%
Citylife S.p.A.	60.000%						40.000%		100.000%
Mirafin S.p.A.					100.000%				100.000%
Tebe Tours S.p.A.					100.000%				100.000%
S.R.T. Società Riscoss. Tributi S.p.A.						100.000%			100.000%
Other subsidiaries									
Immobiliare Nuova Sede S.r.l.	100.000%								100.000%
Centrovita Assicurazioni S.p.A.	43.000%	8.000%							51.000%
Banking and finance companies held at least 20%									
Findomestic Banca S.p.A.	47.170%	2.830%							50.000%
Centro Factoring S.p.A.	41.763%	5.729%		0.033%	0.004%	0.164%			47.693%
Centro Leasing S.p.A.	27.829%	7.084%	0.561%	1.182%	0.006%	0.790%			37.452%
Sviluppo Industriale S.p.A.		29.964%							29.964%
Other companies held at least 20%									
Ce.Spe.Vi. S.r.l.		20.000%							20.000%
ET Group S.r.l.								42.723%	42.723%

No changes were observed in the Group's participating interests.

During the third quarter, agreements were entered into for the purpose of leading Banca CR Firenze S.p.A. to the acquisition of the majority shareholding (56.23%) of the Romanian bank Banca Daewoo S.A. (Romania), by the end of the year. This transaction was mainly carried out with the purpose of supplying a reference point for a number of Italian companies located in the areas where the Group operates, which have interests in Romania, a country that presents *per se* interesting development opportunities also in light of its upcoming entrance into the E.U.

On 9 August 2005, Banca CR Firenze S.p.A. signed the preliminary agreement with the current shareholders of Banca Daewoo S.A.; this agreement sets out the basic terms and conditions of the transaction and its implementation route, including the methods of assessing the shares involved in the purchase and sale transaction.

On 5 October 2005, after due diligence was completed, the final agreement for the purchase of 56.23% of Banca Daewoo S.A. shares was entered into by three Romanian manufacturing companies. The purchase and sale transaction shall become effective as soon as the necessary authorizations are obtained from the competent authorities, in Italy and in Romania. The price to be paid in accordance with the preliminary agreements and upon completion of the due diligence activity shall be equal to € 30,480,628.37.

Banca Daewoo S.A.'s by-laws shall be subsequently amended in line with the company's new governance procedures agreed, according to which Banca CR Firenze S.p.A. shall appoint 4 out of 7 directors.

The final (call and put) option contract shall also be executed, by virtue of which Banca CR Firenze S.p.A. shall be entitled, from 1 January 2009 up to 30 June 2009, to acquire additional shares in Banca Daewoo S.A. from the remaining shareholders, up to a maximum of 26.77% of the share capital. The price shall be established based on the value of Banca Daewoo S.A. at the time of exercising the options, with a minimum of 2.9 times the shareholders' equity of the same. The Parent Company is in the process of placing its own personnel in the operating structure of the Romanian bank, which shall take on the name Banca CR Firenze Romania S.A..

3. Reclassified consolidated profit and loss account

(millions of euros)

ITEMS	Third quarter 2005	Third quarter 2004	% Changes Third quarter 2005/ Third quarter 2004	30 September 2005	30 September 2004	% Changes September 2005/ September 2004
Interest margin	**133.0**	**116.0**	**14.7%**	**382.3**	**345.4**	**10.7%**
Commissions and other operating income - net	96.0	85.1	12.8%	284.6	261.6	8.8%
Net change in actuarial reserves in the insurance sector	-4.4	3.0	n.s.	-18.6	-21.5	-13.5%
Net profits from financial transactions	12.4	-2.0	n.s.	51.4	64.8	-20.7%
Dividends and profits from equity-valued companies	17.5	23.5	-25.5%	46.2	51.6	-10.5%
Overall business margin	**254.5**	**225.6**	**12.8%**	**745.9**	**701.9**	**6.3%**
Administrative expenses	-148.0	-134.6	10.0%	-450.4	-429.9	4.8%
- staff costs	*-89.4*	*-88.3*	*1.2%*	*-280.1*	*-281.0*	*-0.3%*
- other administrative costs	*-47.3*	*-38.3*	*23.5%*	*-137.0*	*121.7*	*12.6%*
- taxes	*-11.3*	*-8.0*	*41.3%*	*33.3*	*27.2*	*22.40%*
Net value adjustments to tangible and intangible assets	-13.2	-11.6	13.8%	-39.2	-39.3	-0.3%
Operating profit	**93.3**	**79.4**	**17.5%**	**256.3**	**232.7**	**10.1%**
Net provisions for risks and charges	-2.1	-4.2	-50.0%	-14.5	-10.3	40.8%
Net value adjustments to receivables and financial assets	-14.0	-9.4	48.9%	-36.0	-42.2	-14.7%
Pre-tax profit from current activities	**77.2**	**65.8**	**17.3%**	**205.8**	**180.2**	**14.2%**
Income taxes	-30.6	-23.5	30.2%	-71,3	-60.7	17.5%
Net profit pertaining to minority interests	-1.3	-4.1	-68.3%	-13,5	-11.5	17.4%
Group net profit	**45.3**	**38.2**	**18.6%**	**121.0**	**108.0**	**12.0%**

4. Reclassified consolidated balance sheet

ASSETS	30 September 2005	30 June 2005	% Changes 30 September 2005 / 30 June 2005	31 December 2004	% Changes 30 September 2005 / 31 December 2004
Cash and cash equivalents	**124.8**	**149.7**	**-16.6%**	**190.2**	**-34.4%**
Amounts receivable	**14,267.1**	**14,301.9**	**-0.2%**	**14,062.1**	1.5%
- amounts owing by banks	1,367.6	1,501.3	-8.9%	1,548.9	-11.7%
- customer loans	12,899.5	12,800.6	0.8%	12,513.2	3.1%
Financial assets	**5,503.6**	**5,459.9**	**0.8%**	**5,245.8**	**4.9%**
- financial assets held for trading	588.3	600.6	-2.0%	755.3	-22.1%
- financial assets available for sale	3,143.5	3,101.3	1.4%	2,708.6	16.1%
- financial assets at fair value	1,771.8	1,758.0	0.8%	1,781.9	-0.6%
Fixed assets	**1,156.5**	**1,174.4**	**-1.5%**	**1,149.4**	**0.6%**
- participating interests	391.7	392.8	-0.3%	371.6	5.4%
- property, plant and equipment	447.9	460.9	-2.8%	469.4	-4.6%
- intangible assets	316.9	320.7	-1.2%	308.4	2.8%
Tax assets	**199.2**	**258.8**	**-23.0%**	**298.1**	**-33.2%**
Other assets	**374.5**	**510.9**	**-26.7%**	**433.2**	**-13.6%**
Total assets	**21,625.7**	**21,855.6**	**-1.1%**	**21,378.8**	**1.2%**

LIABILITIES	30 September 2005	30 June 2005	% Changes 30 September 2005 / 30 June 2005	31 December 2004	% Changes 30 September 2005 / 31 December 2004
Accounts payable	**17,740.7**	**18,197.6**	**-2.5%**	**17,771.8**	**-0.2%**
- amounts owing to banks	450.8	825.0	-45.4%	973.6	-53.7%
- financial liabilities held for trading	3,016.4	3,154.3	-4.4%	3,093.3	-2.5%
- financial liabilities measured at amortised cost	14,273.5	14,218.3	0.4%	13,704.9	4.1%
Provisions allocated for specific purposes	**449.9**	**442.0**	**1.8%**	**395.1**	**13.9%**
- provision for staff termination pay	192.3	189.4	1.5%	187.9	2.3%
- provisions for pension and other provisions for risks and charges	257.6	252.6	2.0%	207.2	24.3%
Tax liabilities	**213.4**	**174.4**	**22.4%**	**213.4**	**0.0%**
Other liabilities	**1,886.4**	**1,757.6**	**7.3%**	**1,718.8**	**9.8%**
Minority interests	**55.8**	**65.2**	**-14.4%**	**89.3**	**-37.5%**
Shareholders' equity	**1,279.5**	**1,218.8**	**5.0%**	**1,190.4**	**7.5%**
Total liabilities	**21,625.7**	**21,855.6**	**-1.1%**	**21,378.8**	**1.2%**

5. Notes to consolidated financial statements

The quarterly report at 30 September 2005 of the Banca CR Firenze Group (the "Group") has been prepared in accordance with the Consob regulations ("Issuers' Regulations") for companies listed on the official Italian Stock Exchange; accordingly, in accordance with Article 82, paragraph 1, of the Issuers' Regulations, as amended by Consob resolution No. 14990 of 14 April 2005, this report has been prepared by applying the IAS/IFRS international accounting standards and "as indicated in Annex 3D"; in particular, the abovementioned statements have been prepared by adopting the "accounting policies" complying with the EU Regulation No. 1606/2002 and the Legislative Decree No. 38 of 28 February 2005 ("IAS decree"), making reference to those IAS/IFRS standards currently endorsed by the European Union, used to draw up the "reconciliation statements" reported in the Group's Half-year Consolidated Report at 30 June 2005.
Pursuant to the requirements of the Issuers' Regulations, unless otherwise indicated, the economic and financial values shown in this report are expressed in millions of euros. The financial statements present comparative figures for the reference quarter and the period from the beginning of the financial year and the quarter-end; instead, the other values are compared to the figures at 30 June 2005, that is the last quarter-end; as to the comparative figures referred to the 2004 financial year, note that the Group opted to make use of the right, granted by the European Legislator in relation to the delay in endorsing IAS 32 and 39 and IFRS4, concerning respectively the measurement and recognition of financial instruments and the measurement of insurance contracts, not to take into account the provisions contained in such standards as to the 2004 financial year; accordingly, the economic values for such year do not include the effects of the application of IAS 32 and 39 and IFRS 4.
Note that the Group's figures include the values relating to those companies consolidated on a line-by-line basis, which had previously been valued at equity (Centrovita Assicurazioni S.p.A., City Life S.p.A., Immobiliare nuova sede S.r.l., Perseo Finance S.r.l. and CR Firenze Mutui S.r.l.), while excluding the figures referred to the Findomestic Group, consolidated on an equity basis rather than on a proportional basis; on the other hand, the abovementioned changes in the consolidation area have not determined any adjustment to shareholders' equity and net profit.
In accordance with the Issuers' Regulations, the figures shown in the financial statements were in some cases calculated by integrating the accounting results through the use of estimates, where deemed necessary, also following the modifications made to the IT systems and the accounting procedures with the introduction of IAS/IFRS standards, therefore guaranteeing the full reliability of the items in the financial statements and homogeneity in the drafting and comparability of the abovementioned statements.
Finally, below are the explanatory notes to changes caused by the application of IAS/IFRS standards.

Customer loans

Analytical valuation of impaired loans (discounting-back effect)

IAS/IFRS standards require financial assets entered at amortised cost to be valued on the basis of the present value of expected financial flows. Impaired loans, for which there is evidence indicating an impairment loss, should be valued analytically, by also taking into account the recovery time of loan exposures, and establishing, with respect to the previous accounting standards, the present value of the estimated recoverable amounts. As far as doubtful loans are concerned, such estimates are also evaluated on the basis of any guarantee and discounted back to consider the estimated recovery time of the amounts, by referring to the prevailing ABI prime rate when the loans became doubtful, since the original rates of each individual position are unavailable. Recovery flows of the main positions have been distributed over time on an analytical basis, and on a statistical basis for the remaining positions. Non-performing loans with repayment plans exceeding 12 months have been discounted back at the internal rates of return of each individual position, by establishing time distribution based upon the repayment plan or upon the historical series of the average recovery time of loans, property enforcement proceedings and insolvency proceedings.

Collective valuation of regular loans

Loans not written down analytically are to be valued "collectively", by splitting them up into homogeneous risk categories and calculating, for each category, the estimated impairment loss based upon previous loss data. Provisions for performing loans are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") determined by adopting the internal rating system or calculated on a historical-statistical basis. The effect of the application of the

abovementioned method was reduced by the amount entered in line 90 of the balance sheet liabilities (Provisions for loan losses) pursuant to Legislative Decree No. 87/1992.

Financial assets held for trading

Measurement at fair value of trading securities and related derivative contracts, as well as of trading derivative contracts for which IAS/IFRS impose measurement at fair value

This category includes financial assets held for trading acquired for ordinary purchase/sale or treasury transactions; the category also includes the positive values of derivatives, except for contracts designated as effective hedging instruments, classified under specific items in the balance sheet.

Securities classified under financial assets held for trading must be measured at fair value, recording the measurement results in the profit and loss account; this method also applies to unlisted securities, previously valued at the lower of purchase cost and market value. Therefore, the fair value of unlisted securities under the abovementioned categories has been measured by means of an estimate based on the market quotations of similar instruments (if available) or the present value of expected cash flows, considering the range of risk profiles typical of the instruments themselves, and through discount rate adjustment or cash flow adjustment-type approaches; expected losses are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") provided by internal rating systems or calculated on a historical-statistical basis, whereas interest rates are determined by adopting zero-coupon rate curves. Equity securities, whose fair value cannot be reliably measured, are maintained at cost. As for financial instruments listed on regulated efficient markets, the fair value is equal to the closing market prices.

Financial assets available for sale

These financial assets include securities initially purchased also for investment purposes, without, however, excluding their transfer. IAS/IFRS standards require the fair value measurement of financial instruments classified under financial assets available for sale; the effect of such valuation must be directly recognised in a specific reserve in the shareholders' equity until realised.

Participating interests valued at fair value

Upon first-time adoption, participating interests deemed long-term and not quantifiable as investments in subsidiaries, associated companies or in joint ventures, have been classified under "Financial assets available for sale". Such investments, previously valued at cost, have been measured at fair value, for unlisted securities, estimated on the basis of the company's most appropriate measurement methods, taking into account the business carried on by each related concern; such assets are maintained at cost if their fair value cannot be reliably measured. The stake in the Bank of Italy, given its peculiarity, has been maintained, as usual, at cost.

Debt securities measured at fair value

Upon first-time adoption, debt securities not held for trading, which do not qualify for recognition as investments held to maturity or as loans, have been classified under "Financial assets available for sale". The effect of the transition is associated with the measurement at fair value of unlisted securities, previously valued at the lower of purchase cost and market value. The fair value of unlisted securities included in the abovementioned categories has been estimated based on market quotations of similar instruments (if available) or the present value of expected cash flows, considering the range of risk profiles typical of the instruments themselves, and through discount rate adjustment or cash flow adjustment-type approaches; expected losses are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") provided by internal rating systems or calculated on a historical-statistical basis, whereas interest rates are determined by adopting zero-coupon rate curves. As for securities listed on regulated efficient markets, the fair value is equal to the closing market prices.

Effect of the shadow accounting on insurance actuarial reserves

Pursuant to IFRS 4, the subsidiary Centrovita Assicurazioni SpA has reclassified latent capital gains and losses attributable to insured parties under actuarial reserves related to insurance policies included under "Other liabilities".

Financial assets measured at fair value

This item entirely relates to the values referred to financial assets associated with insurance policies which fall under investment contracts and are measured at fair value pursuant to IFRS 4 and IAS 39.

Participating interests

This item includes the effects arising from first-time adoption of IAS/IFRS on the shareholders' equity and the net operating profit of companies consolidated on an equity basis (associated companies and joint ventures).

Property, plant and equipment

Reversal of depreciation of buildings held for investment purposes and land

The international accounting standards require that assets be depreciated over their useful life or over the useful life of the individual components forming them, if different. As far as property is concerned, this means that the entry value of buildings should be accounted for separately from the value attributable to underlying land, based upon the assumption that land is not depreciable, therefore with indefinite life. Accordingly, previous depreciation charged to land is to be reversed, separately accounting the values of the buildings and the portion attributable to the underlying land and eliminating the rate of accumulated depreciation related to land. For the purposes of determining the value to be attributed to land, appropriate expert estimates have been carried out by qualified external agencies or by experts listed in the Professional Rolls; property held for own use retain the depreciation process.

Finally, in regard to buildings held for investment purposes, IAS/IFRS require that such category of property should not be depreciated. Accordingly, previous accumulated depreciation has been reversed.

Revaluation of property

For property governed by IAS 16, as permitted by and upon first-time adoption of IFRS 1, fair value has been adopted as at 1 January 2004, as deemed cost, as permitted under IFRS 1. Consequent revaluation has been made by resorting to appropriate expert estimates made by qualified external agencies or by experts listed in the Professional Rolls. Property held for investment purposes, governed by IAS 40, upon first-time adoption, then on a regular basis, are measured at fair value, determined as previously mentioned for property held for own use.

Intangible assets

Impairment test of goodwill and goodwill arising on consolidation

IAS/IFRS standards prohibit the amortisation of assets with indefinite useful life, including goodwill and goodwill arising on consolidation recognised upon acquisition of subsidiaries; such assets should be valued systematically at least on an annual basis, based on the recoverable value determined through the so-called impairment test. For this purpose, the impairment test has specifically been made on goodwill arising on consolidation, which required, with respect to Italian accounting standards, the need to partially write-down the value regarding the subsidiary Cassa di Risparmio di Mirandola S.p.A., entering the relevant adjustment under "FTA Reserve" at 1 January 2004.

According to IAS/IFRS, in regard to goodwill entered in the financial statements according to the foregoing accounting standards, following acquisition of the Bologna branch of the former Banco di Napoli SpA, the recoverable amount was higher than the value entered in the financial statements, whereas, a new calculation has been made of the value of the goodwill arising on consolidation as at 1 January 2004 measured for the acquisition of the control of Cassa di Risparmio della Spezia S.p.A..

Financial liabilities held for trading

Measurement at fair value of trading derivative contracts

IAS/IFRS standards require the fair value measurement of derivative contracts, which include financial liabilities held for trading, including the negative values of derivative contracts, except for contracts designated as effective hedging instruments, classified under specific items in the balance sheet; such liabilities also include the commitment arising from put options issued by the Parent Company on minority interests related to participating interests classified under assets available for sale also measured at fair value.

Measurement at fair value of derivative contracts embedded in bonds issued

IAS/IFRS standards require derivative contracts to be separately recognised in the financial statements, although embedded in other financial instruments (the so-called "structured financial instruments"), should such instruments not be measured at fair value, recording the relevant changes in the profit and loss account; upon first-time adoption, structured loans issued have been split up into their two components, extrapolating from the book value of the bond loan the value of the inherent options in question.

Financial liabilities measured at amortised cost
Adjustment due to application of the amortised cost method
Financial liabilities are valued at amortised cost, based upon the actual interest rate method, except for short-term liabilities, which are entered at their face value.
Accounting of hedging transactions (the so-called "adjusted cost")
The value of hedged instruments was adjusted by taking into account the sole changes in fair value produced by the hedged risks.
Own bonds
IAS/IFRS standards require any repurchase of own bonds to be treated as redemption of liabilities, and the relevant obligations to be entered as a reduction in liabilities.
Put options
According to IAS/IFRS, commitments arising from put options issued by the Parent Company on minority interests in the shareholders' equity of subsidiaries are entered in the balance sheet under financial liabilities, for a value equal to the present value of the relevant repayment.

Provision for Staff Termination Pay
Staff termination pay has been accounted for as a defined-benefit obligation, hence redetermined on the basis of actuarial values, and no longer as prescribed by the relevant Italian regulations.

Pensions and other provisions for risks and charges
Pensions
IAS/IFRS standards require defined-benefit pension plans reserved to staff to be valued based on the actuarial estimates of the amount the company is to pay upon termination of employment. In regard to defined-benefit pension plans, valuations have been made by independent actuaries, adjusting provisions should the values previously determined not be consistent with the provisions of IAS/IFRS.
Other provisions for risks and charges
IAS/IFRS standards require the amount of the provision to be equal to the present value of the expenditure estimated to be necessary to settle the obligation. The time value of provisions recognised in the financial statements has been considered material only for those related to legal disputes and claw-back actions, given the lengthy time requirements to settle the litigation. Such provisions have, therefore, been adjusted to take into account their present value. The foregoing criteria also apply to provisions for pensions, for which the relevant commitment borne by the company is limited as per contract.
Employment-related obligations, such as the seniority bonus granted to employees on their 25th year working with a number of Group companies, have been recognised on the basis of independent actuarial estimates.

Minority interests
This item includes the effects arising from first-time adoption of IAS/IFRS attributable to minority interests.

Other aspects
Hedging derivatives
The portfolio of risk hedging transactions includes derivative instruments used for the purpose of eliminating or cutting market risks hedged financial instruments are exposed to; the instruments used for current transactions (fair value hedge) are the derivative contracts entered into to hedge the fair value of a number of bond issues. The new standards have called for a revision of the accounting and measurement criteria of hedging transactions.
Upon first-time adoption of IAS/IFRS, balance sheet items, whose market value has been hedged, and the related hedging derivative contracts, have been measured at fair value, whereas such items were previously recognised at cost according to Italian accounting standards.
Shareholders' equity
IAS/IFRS standards, unlike the previous accounting standards, require the present value of share-based payments (the so-called stock options), represented by the shares' fair value, to be recognised in the profit and loss account upon their granting to employees or directors over the vesting period, against an entry in an equity item. The provisions laid down by IFRS 2 should apply to plans granted after 7 November 2002 and unaccrued as at 1 January 2005. The stock option plan currently in force is the plan approved by the Shareholders' Meeting of 31 July 2003, and will accrue from 1 August

2006 to 1 August 2009. In regard to this plan, the fair value has been determined on the options granted, while the amount pertaining to 2003 and 2004 has been entered in the FTA reserve.

Tax effects

The effect of first-time adoption of IAS/IFRS on the shareholders' equity and net profit has been calculated net of the relevant tax effect; this effect, recognised under the balance sheet items "Tax assets" and "Tax liabilities", has been determined in accordance with the legislation in force, including IAS Decree.

6. The economic and business area background

The feared slowdown in global economic growth did not occur, despite continuous tension in the oil market. On the contrary, a general improvement in the performance of various economies was recorded, not only in emerging but also in industrialised markets. In this context, however, the signs of cyclical recovery in the EMU in general and in Italy in particular, remain weak.

Concerning the EMU, the GDP growth rate in the second quarter was 1.1%, a rather mediocre performance mainly due to the poor dynamism of domestic demand. The data concerning consumers confidence only shows timid signs of recovery, while better signs are recorded with regard to sentiment when looking at business confidence.

In Italy, GDP has improved its performance, though slightly: production activities grew by 0.1% on an annual basis (+0.7% on a quarterly basis) in the third quarter of 2005, against the drop of 0.2% recorded in the first quarter of the year.

The monetary policy in the Euro-zone has remained neutral since the start of the year; the minimum offered interest rate on major refinancing transactions is still 2%, while the rate of interest on marginal refinancing transactions and overnight deposits have been left respectively at 3% and 1%.

More recently, markets seem to be inclined to anticipate an increase in the reference rates starting from early 2006.

On the equity markets, the positive trend consolidated in the third quarter of 2005.

The US stock market recorded a 3% growth, while in Europe this figure almost reached 20%, thus confirming a more regular performance in the first three quarters of the year, compared to the other areas. The stock markets of emerging economies reported a significant increase in prices, despite the high price of oil compounding the economic sustainability in some Asian countries. Finally, the Japanese stock market index recorded a remarkable growth, thereby confirming the consolidation of the economy that had occurred in the first part of the year and the greater trust that investors seem to have in the restructuring process already underway.

In the third quarter of 2005, bond markets suffered from greater uncertainty compared to the previous quarters. In the United States the performance of the Jp Morgan index was slightly negative as a result of inflationist fears related to continuous tension for oil prices; since the beginning of the year, the total yield of the American bond market was about 2%. In the Euro-zone, performance, though positive, was significantly lower than in previous quarters; the total yield obtained so far in 2005 exceeded 5%, in line with the value posted in the same period of 2004. Since the beginning of the year, the bond markets in emerging economies have recorded a yield higher than 8%, uniformly distributed among the respective areas.

In the credit market, the Italian bank lending came to over € 1,153 billion, with a net flow of new lending of approximately € 90 billion compared to September 2004, showing an increase in the medium/long-term segment with respect to the short-term one.

Bank borrowing at September 2005 amounted to € 1,059 billion, recording a tendential annual growth of 7.5%. Borrowing stock increased by € 74.3 billion in absolute values, showing a slight momentum in customer deposits trend – whose tendential growth rate was equal to 6.3% - and a moderate slow-down in the bank bonds dynamics.

The interest rate on deposits from families and non-financial companies stabilised (0.91% at 30 September 2005), while the average weighted rate on the total lending to families and non-financial companies showed a slight decline, settling at 4.61%:24 basis points below the value reported in September 2004 (4.85%).

Interest rate on active current accounts was equal to 5.85% against 6.23% in September 2004.

Indirect borrowing, equal to € 1,611 billion, shows a slight growth (+0.79%) compared to the same period of the previous year. With particular reference to administered funds, there was a growth, on an annual basis, of certificates of deposit (+16%) and of bank bonds (+3.2%), compared with a decrease in Treasury Bills (-21.8%).

Asset management operated by banks, representing 9.5% of indirect borrowing, totalled about € 153.4 billion, with a tendential growth of about 1%.

The equity in common investment funds handled by Italian operators increased up to € 569.3 billion.

7. Lines of action and initiatives taken in the quarter

Business and distribution policies

The third quarter of 2005 saw a continuation of the commercial initiatives focused on expanding the client base, increasing the cross-selling index, providing a high level of service in line with the expectations of each market segment, and optimising distribution channels.

In order to rationalise its sales network and obtain a more widespread and efficient coverage of the areas where the Group already operates, Banca CR Firenze S.p.A. opened the San Vincenzo Branch (Livorno area), CR Civitavecchia Sp.A. opened the 2nd Branch in Santa Marinella (Rome area), CR Orvieto S.p.A. moved the Capodimonte Branch (Viterbo area) to Viterbo, the *ASL* subsidiary office of Orvieto to Guidonia Montecelio (Rome area) and opened the 2nd Branch in Terni; finally, CR Orvieto S.p.A. transferred the Spoleto Branch (Perugia area) to the Parent Company. In the aggregate, 521 Branches were operational as of 30 September 2005.

The Network of Financial Promoters consolidated the size already reached on 30 June 2005 (34 Financial Spaces and 181 Promoters). There has been a significant increase in the number of customers (+10%) and the funds managed (+15%) compared to 30 June 2005.

"Remote" channels have continued to develop and expand their services (since July 2005 the Group's clients can recharge their prepaid cards also via Internet or through Call Centers), with the number of users also increasing; in particular, 14,958 businesses (+21% on an annual basis) use the Group's remote banking services.

The acquisition of Daewoo Bank S.A. (Romania) occurred in the month of August creates new prospects for growth in the business customers market, thanks to the commercial synergies that can be exploited through numerous businesses in Central Italy with interest in or having business

relations with Romania; also the retail market creates new opportunities for our Group, due to the strong economic growth presently experienced in Romania.

Retail Market

The initiative "*Presenta un amico*" (Introduce a friend) launched in June of this year to acquire new clients by offering package current accounts at favourable conditions, is providing excellent results: as of 30 September 2005, 5,350 new current accounts had been opened, of which 79% is represented by "new clients" and the remainder is represented by "new account holders" (clients already holding other products but not a current account).

The package current accounts of the *Ioimpresa* line, designed to satisfy the needs of small and medium-sized enterprises, have grown by 43% on an annual basis.

Most of the new clients/account holders have acquired numerous other products: (cards, utilities, pay-roll/pension credit, accumulation plans, pension funds, loans, lending, etc.) thereby significantly contributing to improving the cross selling index concerning private customers.

Best-performing products over the period include loans, which increased by 40% compared to the previous year, thanks also to the contribution given by the Findomestic Banca S.p.A. network.

Collaboration with the latter is yielding excellent results also in the personal loan segment named "Prestissimo" and "Aura" card: the Group branches increased the funds provided by 66% and +21% respectively, on an annual basis.

More than 50,000 prepaid cards have been placed by the Group so far (+86% on an annual basis); debit cards (+ 0.45%) and credit cards (+1.81%) also grew.

As far as the investment products are concerned, as of 30 September 2005 bond loans of a total of € 786 million had been issued on the domestic market (+18% compared to 30 September 2004).

Gross premiums in the Bank-Insurance sector totalled € 346 million at 30 September 2005, showing an increase of € 52 million in the stock. The new Unit-Linked "Omnia" policy in particular, featuring a high guarantee in case of death, was very well received by our clients.

Assets managed by CR Firenze Gestion Internationale S.A. came to € 6,302 million (+29% on an annual basis); the value of the assets managed under the form of individual portfolio totalled € 2,838 million (+18%).

The CRF Open-end Contributory Pension Fund continues to perform very well, with more than 16,000 units, showing a growth of over 8,000 compared to the end of 2004. Furthermore, take note that the collective adhesion of the employees from the subsidiary CR della Spezia S.p.A. was completed in August 2005.

Private customers market

Consistency between client risk/yield profile and the asset allocation of the relevant investment portfolios is still being monitored.

Asset management is the most suitable product for this market, also in this respect. Results obtained by the management lines dedicated to the private channel are excellent: "GPI Private Caveau" grew

by 19% from the start of the year; "*GPS Private Scelta Condivisa*" grew by 97%; "*Gestion Privée*" grew by 18%.

Since 1 July 2005, the private channel range also includes "*Private Scelta Condivisa*" (Private Decision-Making Shared), an asset management with Prior Authorization.

Business customers market

Activities in this market focused on the development of products and services supporting the efforts made by the businesses in our territory to improve their ability to compete in the market.

In particular, an agreement was executed for a new initiative called "*Fidi Toscana Sviluppo*", destined to SMEs, consortia and consortium companies, aimed at Fidi Toscana releasing an additional guarantee between 60% and 80% of the transaction financed for investments to be made or already made by not more than one year and medium-term restructuring of short-term liabilities.

In order to support operators in the tourist-hotel sector, an agreement was executed between Confindustria Toscana–Sezione Alberghi, Confidi Toscana, Fidi Toscana and the Parent Company, to access credit at competitive economic conditions in line with the degree of creditworthiness. According to this initiative (named "*Toscana Albergo*"), an additional co-guarantee, equal to 80% (shared between Fidi Toscana and Confidi Toscana on a proportional basis) of the loans granted, is released in favour of the Bank for the first time. As of 30 September 2005, applications had been received for approximately € 5 million.

Credit activities

Project activities supporting credit have continued also in the third quarter of the year. Within the framework of the project "Reengineering the Credit Process", the "Business Customers Process" was completed, according to which the calculation and validation of the rating are effected in compliance with Basel 2 accord.

Over the third quarter of 2005, 1,602 mortgage loans were granted for € 395 million; the subsidiary Banks accounted for 30% by number and 39% by value of this total. Over the first nine months of 2005, a total of 5,217 transactions were completed for € 1,331 million.

Over the third quarter, non-performing loans showed a further decline of 2.7%, down from € 128.3 to € 124.8 million. In the same period, the amounts written-off related to the non-performing loans showed a moderate increase from € 19.1 million at 30 June 2005 to € 19.9 million at 30 September 2005. The coverage ratio also showed an increase over the same period of time, up from 14.8% to 16.0%.

Concerning the agreements existing with Consortia for the Collective Protection of Credit Granted, the new medium- and long-term financing products purposely designed for clients that play a significant role in our reference area, were also expanded to consortia. In the meanwhile, the new *Fido Pos* (Pos Loan) product, created to counteract the action of direct competitors, has started to be provided to Consortia operating in the commercial sector.

Financial activities

Management of the securities portfolio was characterised over the quarter by the rotation of the variable rate component, with targeted sales of bond positions offering good opportunities. Some positions were reconstructed by purchasing, mainly on the primary market, similar variable rate securities which are interesting from the profitability point of view.

Management of the bond portfolio favours, overall, instruments with frequent price changes, short maturity, high liquidity and rating. Corporate bonds position (mainly consisting of bank securities) showed a slight increase compared to June 2005.

On stock markets, the Group continued to operate with the utmost prudence, following the trend of the main macro-economic indicators and trying to grasp the opportunities offered by the market through intensive trading activities. At the end of the third quarter of 2005, the balance of the stockholding position showed a moderate increase compared to June, in consideration of purchases of investment funds and ETFs.

Buying and selling of own shares also continued based on the mandate conferred by the Shareholders' Meeting and in compliance with the restrictions set by regulations. As of 30 September 2005, no own shares were included in the portfolio.

Derivative contracts transactions, entered into mainly to balance financial risks and for brokerage purposes, were kept at steady level, particularly in relation to interest rate-risk hedging instruments for customers.

Risk management

Over the third quarter of 2005, all indicators relating to financial risk exposure showed values within the limits established by internal regulations.

In particular for Banca CR Firenze S.p.A., the indicator measuring the maximum exposure to market risks with the 10-day VAR technique (€ 2.3 million), compared to the sum of Tier 1 and Tier 2, was equal to 0.12%, against a fixed limit of 0.50%.

The interest rate risk, which is measured by comparing Tier 1 + Tier 2 to the change in the capital's economic value, as calculated by parallel shifts of 200 basis points, was an average of about 9%.

All the Banks in the Group have constantly complied with the limits presently set by the Supervisory Board and the Interbank Deposit Protection Fund (*Fondo Interbancario di Tutela dei Depositi*) with regard to prudential requirements relating to credit, market and liquidity risks.

Concerning credit risk, the Group is moving towards a reduction in the incidence of risk positions (doubtful loans and non-performing loans) compared to 2004, reaching values that are in line with the average values of the banking system.

Research & Development and organisational activities

Organisation and systems coordination

During the third quarter the operating processes have been mapped and the master agreement for centralised services was redefined.

The activities necessary to create the control function of the Group's operational continuity were also started, together with the ICT governance project.

As far as Privacy is concerned, the adaptations required after the entry into force of the "Code of Ethics and Code of Conduct for IT systems managed by private parties regarding consumer credit, reliability and punctuality in payments" were completed through the generalised forwarding of the new information report to all those concerned. The issue of privacy on commercial sites (Liberamente.net and Io-Impresa.it) was reviewed, with the resulting definition and diffusion of management policies for Internet sites and, more generally, Customers' personal data, to be combined with the issue of "Safety", which is already in operation.

On 30 August 2005, the project "2004 New Code on Protection of personal data" was closed, which had been started in 2004, achieving the following objectives:

- new electronic notification to the Data Protection Authority, as laid down by the new code;
- implementation of the new security measures provided for by the new code through a series of actions on the systems and relevant guidance to the entire personnel;
- addition of clauses for the protection of data held by the Bank to suppliers' contracts;
- review of the assignment of Privacy formal responsibility by appointing the Managers in charge of the treatments.

Group ICT Governance

The project, started at the beginning of the year, is substantially in line with forecasts, namely:

- completion of the new ICT Model and the Group's Organisational Structure (firstly, dimensioning the structures and the level of the new organisational structure) and start of the roll-out phase for the new organisation;
- activities are underway to prepare the tools used for the organisational roll-out;
- completion of the activities to define the service catalogue for the Charter of Services;
- definition of the passage of contracts between Banca CR Firenze S.p.A. and Infogroup S.p.A.: the activities to define the final contract are underway and are expected to be completed in November 2005;
- definition of the Transition Managers;
- completion of the Projects for the computerised planning scheme with the approval of the business drivers and the guidelines for the *"Sportello"* application and the Enterprise Nervous System, the Server consolidation with the drafting of the Business case, the consolidation scenario and the Analysis of the geographic network, with the production of the scenario analysis and the definition of the negotiation strategy;
- activities are underway to implement the communication plan; in particular, the first communications on the new ICT Organisation have been made to the trade unions.

8. Comments on financial results

As pointed out in the explanatory notes, this report has been prepared by applying the IAS/IFRS international accounting standards; as to the comparative figures referred to the 2004 financial year, note that the Group has not taken into account the provisions contained in IAS 32 and 39 and IFRS4, concerning the measurement and recognition of financial instruments and the measurement of insurance contracts; accordingly, the economic values for the abovementioned financial year do not include the effects of the application of such standards.

During the first nine months of 2005, the Group's business was characterised, in compliance with the objectives set forth in the budget and industrial plan, by effective client-oriented commercial actions to improve customer service while streamlining and containing costs.

Significant results were recorded in terms of both profitability and increased overall borrowing and investments, with much attention always being paid to achieving a better and more efficient allocation of risk capital, while maintaining returns and creating value.

Comments on overall earnings

30 September 2005	30 September 2004		Change 30 September 2005 / 30 September 2004	
		millions of euros	Euro million	%
382.3	345.4	Interest margin	36.9	10.7%
745.9	701.9	Overall business margin	44.0	6.3%
256.3	232.7	Operating profit	23.6	10.1%
205.8	180.2	Pre-tax profit from ordinary activities	25.6	14.2%
121.0	**108.0**	**Net profit**	**13.0**	**12.0%**

The first nine months of 2005 closed with a consolidated net profit of € 121.0 million, rising 12.0% compared to the corresponding period of 2004.

The interest margin

30 September 2005	30 September 2004		Change 30 September 2005 / 30 September 2004	
		millions of euros	Euro million	%
553.4	508.9	Interest income	44.5	8.7%
-171.1	-163.5	Interest expense	-7.6	4.6%
382.3	**345.4**	**Interest margin**	**36.9**	**10.7%**

The significant increase in the interest margin at 30 September 2005 compared to 30 September 2004 (+10.7%) is essentially due to the positive trend of "Net interest from customers", which benefited from the improvement in the interest rate scissors and from the growth in the funds administered in the reference period.

The overall business margin

30 September 2005	30 September 2004	*millions of euros*	Change 30 September 2005 / 30 September 2004 Euro million	%
382.3	**345.4**	**Interest margin**	**36.9**	**10.7%**
284.6	261.6	Net commissions and other income	23.0	8.8%
-18.6	-21.5	Change in actuarial reserves in the insurance sector	2.9	-13.5%
51.4	64.8	Net gains on financial transactions	-13.4	-20.7%
46.2	51.6	Dividends and profits of companies valued at equity	-5.4	-10.5%
745.9	**701.9**	**Overall business margin**	**44.0**	**6.3%**

Compared to the first nine months of the previous financial year, the business margin showed an increase of € 44.0 million (+6.3%), mainly related to the growth in interest margin; the increase in "revenues from services" was equal to € 7.1 million, since the significant increase in net commissions and other income has mostly been absorbed by the decrease in net gains on financial transactions and in profits of companies valued at equity.

Operating profit

30 September 2005	30 September 2004	*millions of euros*	Change 30 September 2005 / 30 September 2004 Euro million	%
745.9	**701.9**	**Overall business margin**	**44.0**	**6.3%**
-450.4	-429.9	Administrative expenses	-20.5	4.8%
-280.1	*-281.0*	*Staff costs*	*0.9*	*-0.3%*
-137.0	*-121.7*	*Current expenses*	*-15.3*	*12.6%*
-33.3	*-27.2*	*Indirect taxes and duties*	*-6.1*	*22.4%*
-39.2	-39.3	Value adjustments to property, plant and equipment and intangible assets	0.1	-0.3%
256.3	**232.7**	**Operating profit**	**23.6**	**10.1%**

Though strongly focusing on the rationalisation and effectiveness of the operating structure, following the growth and development of business experienced in the first nine months of 2005, administrative expenses showed an increase equal to 4.8% compared to the same period of 2004, confirmed by the fact that the percentage growth in costs was lower than that in the business margin; in relation to the abovementioned circumstances, operating profit showed an increase of € 23.6 million (+10.1%).

Group net profit

30 September 2005	30 September 2004	*millions of euros*	Change 30 September 2005 / 30 September 2004 Euro million	%
256.3	**232.7**	**Operating profit**	**23.6**	**10.1%**
-14.5	-10.3	Net provisions for risks and charges	-4.2	40.8%
-36.0	-42.2	Net value adjustments to receivables and financial assets	6.2	-14.7%
205.8	**180.2**	**Pre-tax profit from ordinary activities**	**25.6**	**14.2%**
-71.3	-60.7	Income taxes	-10.6	17.5%
-13.5	-11.5	Profit pertaining to minority interests	-2.0	17.4%
121.0	**108.0**	**Group net profit**	**13.0**	**12.0%**

Compared to 30 September of the previous financial year, the amount of provisions and net adjustments showed a decrease, equal to € 2.0 million, this confirming the effectiveness of the credit assessment and loans policy adopted by the Group, though in an unfavourable economic phase. Therefore, profit from ordinary activities showed an increase of 14.2%, while net profit, equal to € 121.0 million, increased by 12.0%.

Return on Equity and ratios


Net profit and ROE
17%
14%
11%
8%
140
130
120
110
100
90
80
70
60
50
30/09/04
31/12/04
30/09/05
Net profit
ROE


Shareholders' Equity and ROE
18%
16%
14%
12%
10%
8%
1400
1300
1200
1100
1000
900
800
700
600
30/09/04
31/12/04
30/09/05
Shareholders' Equity
ROE

The annualised Group's Return on Equity, calculated as the net profit for the first nine months of 2005 over weighted average shareholders' equity for the period 31 December 2004 to 30 September 2005, excluding accruing net profit, is 13.6%.

With regard to the trend in some economic ratios of the Banca CR Firenze Group, compared to 30 September 2004, note the changes:

⇒ in the cost/income ratio, calculated by comparing administrative expenses and value adjustments to property, plant and equipment and intangible assets to the overall business margin and excluding expense recoveries, passing from 64.6% to 63.5%;

⇒ in the effect of staff costs and other administrative expenses on the total assets, passed from 1.44% to 1.30% and from 0.76% to 0.79% respectively.


Cost/income and Overall business margin
66%
65%
64%
63%
62%
850
800
750
700
650
600
550
500
450
400
30/09/04
31/12/04
30/09/05
Overall business margin
Cost / income

9. Analysis of economic and financial data

The positive economic results achieved by the Group in the first nine months of 2005 are confirmed by the performance of the main economic and financial components represented below.

Borrowing

30 September 2005	30 June 2005		Change	
		millions of euros	Euro million	%
17,289.9	17,372.6	Direct borrowing	-82.7	-0.5%
19,477.4	19,568.6	Indirect borrowing	-91.2	-0.5%
36,767.3	**36,941.2**	**Total borrowing from ordinary customers**	**-173.9**	**-0.5%**

Compared to 30 June 2005, total borrowing recorded a moderate reduction (-0.5%), due to the decrease both in direct borrowing and in indirect borrowing concerning the administered component and, in particular, that referred to an important counterpart.

Direct borrowing

30 September 2005	30 June 2005		Change	
		millions of euros	Euro million	%
14,273.5	14,218.3	Financial liabilities at amortised cost	55.2	0.4%
8,757.6	*8,636.5*	*Sight borrowing (current account overdrafts, savings deposits and third party funds under administration)*	*121.1*	1.4%
5,167.9	*5,195.9*	*Bonds (including subordinated loans)*	*-28.0*	-0.5%
348.0	*385.9*	*Other liabilities at amortised cost*	*-37.9*	-9.8%
3,016.4	3,154.3	Financial liabilities held for trading	-137.9	-4.4%
1,270.6	*1,365.1*	*Repurchase agreements*	*-94.5*	-6.9%
17.1	*35.1*	*Derivatives held for trading*	*-18.0*	-51.3%
1,728.7	*1,754.1*	*Other liabilities held for trading*	*-25.4*	-1.4%
17,289.9	**17,372.6**	**Direct borrowing**	**-82.7**	**-0.5%**

During the third quarter of 2005, the aggregate under examination shows a decrease in bonds (-0.5%), more than offset, within the "Financial liabilities at amortised cost", by the growth in sight borrowing. As to the decrease in financial liabilities held for trading, it is mainly attributable to the item "Repurchase agreements" (-6.9%).

Indirect borrowing

30 September 2005	30 June 2005	*millions of euros*	Change Euro million	Change %
8,756.7	9,273.3	Administered funds	-516.6	-5.6%
10,720.7	10,295.3	Managed funds	425.4	4.1%
3,048.1	2,907.7	*Asset management (assets managed with any destination - "GPM"; assets managed placed in open-end investment companies - "GPS"; assets managed placed only with funds run by related or associated banks - "GPF")*	140.4	4.8%
4,985.2	4,731.2	*Funds*	254.0	5.4%
2,687.4	2,656.4	*Insurance (actuarial reserves)*	31.0	1.2%
19,477.4	**19,568.6**	**Indirect borrowing**	**-91.2**	**-0.5%**

The decrease in indirect borrowing in the third quarter of 2005 is due to the combined effect of the increase in managed funds (+4.1%) and the decrease in administered funds (-5.6%).

Customer loans

30 September 2005	30 June 2005	*millions of euros*	Change Euro million	Change %
6,190.5	6,289.3	Current accounts and loans	-98.8	-1.6%
123.7	125.4	Discounted bills	-1.7	-1.4%
6,106.5	6,006.0	Loans	100.5	1.7%
304.6	300.5	Doubtful loans	4.1	1.4%
428.6	326.5	Other lending	102.1	31.3%
-254.4	-247.1	Adjusting provisions on receivables	-7.3	3.0%
12,899.5	**12,800.6**	**Customer loans**	**98.9**	**0.8%**

Customer loans increased by € 98.9 million (+0.8%) compared to 30 June 2005, mainly due to the effect of increased loans which have more than offset the decrease in sight borrowing linked to the seasonal factor.

Risk positions (loan portfolio quality)

30 September 2005	30 June 2005	millions of euros	Change Euro million	Change %
304.6	*300.5*	*Gross doubtful loans*	*4.1*	*1.4%*
-166.7	*-162.0*	*Amounts written off*	*-4.7*	*2.9%*
137.9	138.5	Net doubtful loans	-0.6	-0.4%
54.7%	53.9%	Doubtful loans coverage ratio		0.8%
254.3	*248.4*	*Other gross impaired loans*	*5.9*	*2.4%*
-44.3	*-41.6*	*Amounts written off*	*-2.7*	*6.5%*
210.0	206.8	Other net impaired loans	3.2	1.5%
17.4%	16.7%	Other impaired loans coverage ratio		0.7%
558.9	548.9	Gross impaired loans	10.0	1.8%
-211.0	-203.6	Total amounts written off	-7.4	3.6%
347.9	**345.3**	**Net impaired loans**	**2.6**	**0.8%**
37.8%	**37.1%**	**Impaired loans coverage ratio**		**0.7%**

Risk positions as a whole are in line with those recognised in the half-year report. Consequently, coverage ratio of both doubtful loans and other problem loans remains on levels that reflect the prudential nature of the credit assessment policy applied by the Group.

Financial assets

30 September 2005	30 June 2005	millions of euros	Change Euro million	Change %
588.3	600.6	Financial assets held for trading (HFT)	-12.3	-2.0%
519.1	*531.7*	*Securities*	*-12.6*	*-2.4%*
16.1	*33.4*	*Derivatives*	*-17.3*	*-51.8%*
53.1	*35.5*	*Other assets held for trading*	*17.6*	*49.6%*
3,143.5	3,101.3	Financial assets available for sale (AFS)	42.2	1.4%
1,771.8	1,758.0	Financial assets measured at fair value (FVO)	13.8	0.8%
5,503.6	**5,459.9**	**Total financial assets**	**43.7**	**0.8%**

Financial assets increased by 0.8% in the third quarter of 2005, mainly due to the effect of investments in securities classified under assets "available for sale", which have more than offset the decrease in assets "held for trading".

Shareholders' equity

30 September 2005	30 June 2005		Change	
		millions of euros	Euro million	%
705.5	705.5	Share capital and share premiums	0.0	0.0%
109.9	114.8	Valuation reserves	-4.9	-4.3%
343.1	322.8	Other reserves	20.3	6.3%
121.0	75.7	Net profit	45.3	59.8%
1,279.5	**1,218.8**	**Shareholders' equity**	**60.7**	**5.0%**

Compared to the 2005 half-year report, shareholders' equity went up (+5.0%) due to the net profit for the period and to the increase in the share of profits attributable to the Group companies, which are entered under "other reserves".

10. Group results by business area

Results by business area and the contribution from each sector to net profit are summarised as follows:

millions of euros / ***Business area***	**30 September 2005**	**30 September 2004**	**Contribution in percentage**	
			30 September 2005	**30 September 2004**
Retail banking	63.5	48.0	52.52%	44.44%
Consumer credit	35.6	41.1	29.45%	38.06%
Product companies	19.9	15.8	16.46%	14.63%
Service companies	1.5	1.4	1.24%	1.30%
Tax collection service	0.4	1.7	0.33%	1.57%
Net profit	**120.9**	**108.0**	**100.00%**	**100.00%**

The Retail banking sector posted an increase in net profit both in absolute values (+ € 15.5 million) and in percentage terms (+8.1%) compared to the corresponding period of the previous year. In the Consumer Credit sector, the Findomestic Group, considered a leader on the Italian market and consolidated on an equity basis, showed a 13.4% drop in the result, substantially due to a change in the estimation criteria adopted to calculate the discounted value of some categories of impaired loans; in this regard, take note that the values related to 2004 do not take account of the effects of the application of IAS 32 and 39.

Net profit resulting from Product companies showed a significant increase compared to the first nine months of 2005 (+25.9% in absolute values), while profits from Service companies were substantially in line with those posted in 2004; the contribution of the Tax collection service showed a decrease in the result following the partial acknowledgement of the "safeguard clause".

Below is the Retail banking profit and loss account, which includes the following subsidiaries:

- Banca CR Firenze S.p.A.;
- Cassa di Risparmio di Civitavecchia S.p.A.;
- Cassa di Risparmio di Mirandola S.p.A.
- Cassa di Risparmio di Orvieto S.p.A.;
- Cassa di Risparmio di Pistoia e Pescia S.p.A.;
- Cassa di Risparmio della Spezia S.p.A.

Retail banking profit and loss account *millions of euros*	30 June 2005	30 June 2004 pro-forma	Change 30 June 2005 / 30 June 2004 pro-forma Euro million	%
Interest margin	**357.2**	**329.0**	**28.2**	**8.6%**
Net commissions and other operating income	247.1	245.2	1.9	0.8%
Gains on financial transactions, dividends and other similar income	41.8	34.0	7.8	22.9%
Overall business margin	**646.1**	**608.2**	**37.9**	**6.2%**
Operating costs	-459.1	-448.7	-10.4	2.3%
Operating profit	**187.0**	**159.5**	**27.5**	**17.2%**
Provisions and net value adjustments	-50.9	-50.9	0.0	0.0%
Profit from ordinary activities	**136.1**	**108.6**	**27.5**	**25.3%**
Income taxes	-61.2	-51.4	-9.8	19.1%
Profit pertaining to minority interests	-11.4	-9.2	-2.2	23.9%
Net profit	**63.5**	**48.0**	**15.5**	**32.3%**

Performance in the Retail banking sector over the first nine months of 2005 was characterised by the following main aspects:

- growth in interest margin, after a long period of contraction of market rates;
- positive performance of revenues from services;
- moderate increase in operating costs and stability of provisions and net value adjustments, notwithstanding a steady expansion of the Group banks business.

11. Area network

Three new Branches were opened over the third quarter of 2005; therefore, 521 branches are operational, which are distributed in 18 Provinces and 7 Regions, as follows:

Area	CR Firenze S.p.A. *	CR Pistoia e Pescia S.p.A. *	CR Civitavecchia S.p.A. *	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR della Spezia S.p.A.	Group
Florence	133	4					137
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8				1	22
Prato	11	4					15
Pistoia	2	50				1	53
Massa Carrara	10					8	18
Pisa	13						13
Livorno	10						10
La Spezia						51	51
Perugia	16			3			19
Terni				24			24
Rome	9		26	2			37
Viterbo			4	10			14
Bologna	1	7					8
Modena					18		18
Parma						2	2
Reggio Emilia						1	1
Mantova					8		8
Verona					1		1
TOTAL	288	73	30	39	27	64	521

- *including one office for loans under pawn*

TOSCANA	338
LIGURIA	51
UMBRIA	43
LAZIO	51
EMILIA ROMAGNA	29
LOMBARDIA	8
VENETO	1
TOTAL	521

In this context, 14 Business Centres (*Centri Imprese*) and 9 Private Centres (*Centri Private)* of Banca CR Firenze are also operational in the Areas of Florence, Arezzo, Bologna, Grosseto, Livorno, Lucca, Massa Carrara, Perugia, Pisa, Prato and Siena.

As already mentioned, as of 30 September 2005, the Group also includes 34 Financial Spaces (*Negozi Finanziari)* in the Areas of Rome, Bologna, Ancona, Forlì, Rimini, Ferrara, Pesaro, Modena, Pescara, Ravenna, Parma, Teramo, Ascoli Piceno and Macerata.

12. Group staff

Group employees (subsidiary and consolidated companies)

The following table shows the situation at 30 September 2005, compared to 31 December 2004:

	30 September 2005	31 December 2004	Change
COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS			
Banca CR Firenze S.p.A.	3,379	3,311	68
CR Pistoia e Pescia S.p.A.	699	702	-3
CR Civitavecchia S.p.A.	211	205	6
CR Mirandola S.p.A.	186	189	-3
CR Orvieto S.p.A.	176	168	8
CR della Spezia S.p.A.	522	533	-11
Servizio Riscossione Tributi - SRT S.p.A.	44	49	-5
Centro Riscossione Tributi - Cerit S.p.A.	174	178	-4
CR Firenze Gestion International S.A.	1	2	-1
Data Centro S.p.A. (until 30 April 2005)	-	45	-45
Infogroup S.p.A.	372	349	23
Citylife S.p.A. (until 31 December 2004)	4	4	-
Centrovita Assicurazioni S.p.A.	34	32	2
Immobiliare Nuova Sede S.r.l.	1	1	-
Total consolidated Group staff	***5,803***	***5,768***	***35***
COMPANIES CONSOLIDATED ON AN EQUITY BASIS			
Findomestic group	1,937	1,857	80
Centro Factoring S.p.A.	109	110	-1
Centro Leasing S.p.A.	317	307	10
Total Companies consolidated on an equity basis	***2,363***	***2,274***	***89***

Staff management and training

The functional activity and the one connected to the planned projects also continued in the third quarter of 2005; in particular, the technical knowledge of the Distribution Network was subject to the annual review and the gaps, compared to the expected role profiles, were monitored. This activity, performed online for the first time through the compiling of a questionnaire on the corporate intranet, provided some findings that, together with other indicators and needs, represent the basis to prepare the "2006 Training Plan", which will be released in the last part of the year.

Training activities concerning the internal trainers who will manage the teaching activities are about to be completed. To support and complement the learning process, a web-based training tool was developed that simulates main branch operations, which will become operational in October.

Concerning the development of new activities, worth mentioning is the activation of the behavioural route for Private Customers Managers with access to two long-distance training packages to spread regulatory knowledge referred to Legislative Decree No. 231/01 (Corporate Liability).

At Group level, 20,590 days of training during working hours were organised.

As regards internal communication, for the "*Patti Chiari*" (Clear Agreements) project, a "spreader" network was set up for specific training purposes, with the aim of timely communicating the fulfilments required by the certification protocols and checking that these are performed in the relevant organisational units.

Communication sheet on Legislative Decree No. 231/01 was issued.

Once the analysis of the results from the climate survey was completed, feed-backs from the organisational structures were examined and some actions were implemented to tackle the criticalities found.

Two monitoring functions were activated with regard to the corporate Intranet (the content publication index and the navigation index), to monitor the use of the system by editors and users.

13. Other information

The Bank's rating

The ratings assigned by Fitch and Moody's and confirmed over the third quarter are the following:

Rating agency	Short-term debt	Long-term debt
Fitch	F1	A-
Moody's	P1	A2

Share price performance in the third quarter

Over the third quarter, the quotation of the Banca CR Firenze stock posted a further growth (+11.6%), thus overall reaching 33.9% compared to the closing value of 2004 (€ 2.399). This performance was scored in a similarly positive sector context, with a 20.7% growth in the bank MIB index. S&P MIB and MIDEX indexes also followed this trend: the first one rose by 12.5%, while the second one rose by 12.2%. The lowest share price registered in the first nine months of the year was € 1.769, while the peak was € 2.453. On average, more than one million two hundred thousand shares were traded per day during the period.

Investor relations were particularly intense and in July and September led to meetings held in Italy, Europe, the United States and, for the first time, Canada.


140
135
130
125
120
115
110
105
100
95
BANCA CR FIRENZE
MIB Banks
S&P MIB
MIDEX
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP

Source : DATASTREAM

Shareholder composition

During the quarter, a total of 10,000 new shares were issued following the exercise of the right to subscribe to new shares provided by the current stock-option plan. Then, share capital passed from € 648,098,543.16 at 30 June 2005 to € 648,104,243.16 at 30 September 2005.

Below are the stakes held by the main shareholders at 30 September 2005, which remained unchanged compared to 30 June 2005:

Shareholder	No. of shares	Stake
Ente CR Firenze	454,026,608	39.931%
Sanpaolo IMI S.p.A.	212,176,468	18.661%
BNP-Paribas S.A.	74,468,217	6.549%
Fidelity International Limited	47,424,905	4.171%
Fondazione CR Spezia	44,666,603	3.928%
Fondazione CR Pistoia e Pescia	42,050,703	3.698%
Others (market)	262,211,484	23.061%
Total	**1,137,024,988**	**100%**

Following the quarter-end, Banca CARIGE S.p.A. notified, pursuant to Article 120 of Legislative Decree No. 58/1998, it had increased, effective from 21 October, the stake held by its Group beyond the 2% threshold. Pursuant to the same regulations, Ente Cassa di Risparmio di Firenze notified that on 28 October it had acquired a package of 14,000,000 shares, with its stake exceeding the 40% threshold, partially making up for the dilution occurred as a result of the reserved capital increases recently made by the company, as stated by the Ente itself.
Accordingly, the corporate structure at the date of this report is the following:

Shareholder	No. of shares	Stake
Ente CR Firenze	468,026,608	41.162%
Sanpaolo IMI S.p.A.	212,176,468	18.661%
BNP-Paribas S.A.	74,468,217	6.549%
Fidelity International Limited	47,424,905	4.171%
Fondazione CR Spezia	44,666,603	3.928%
Fondazione CR Pistoia e Pescia	42,050,703	3.698%
Gruppo Banca CARIGE	22,864,137	2.011%
Others (market)	225,347,347	19.819%

The three main shareholders were united until 30 April 2005 by a Shareholders' Agreement, initially entered into on 15 November 1999 and then subject to subsequent extensions. As of 30 April, the last of the extensions ceased to be effective without another extension taking its place.
In relation to termination of the Agreement, the shareholder San Paolo IMI S.p.A. claimed vis-à-vis Ente Cassa di Risparmio di Firenze its own right to take advantage of an option right for the purchase of a share percentage equal to 10.78% of the share capital of Banca CR Firenze S.p.A., a claim that Ente Cassa di Risparmio di Firenze believed was unfounded.

On 27 June, after the expiration of the Agreement, Ente Cassa di Risparmio di Firenze and San Paolo IMI S.p.A. agreed to postpone to 30 September 2005 the deadline, initially falling due on 29 June 2005, for a potential communication by San Paolo IMI S.p.A. to exercise the option. This would verify the possibility of clearing up differences to define a new shareholders' agreement, which may also be entered into by BNP Paribas S.A., without prejudice to the respective positions regarding the existence and validity of the option.

Close to the extended deadline of 30 September 2005, Sanpaolo IMI S.p.A. informed Ente Cassa di Risparmio di Firenze of its intention to exercise the option; the Ente replied by reiterating its position concerning the groundlessness of this right.

As no agreement had been reached, on 27 October 2005 Sanpaolo IMI S.p.A. started the envisaged arbitration procedure by appointing Mr. Alessandro Pedersoli, Esq., as its arbitrator. Ente CR Firenze shall appoint its own arbitrator within 20 days; the two arbitrators shall jointly appoint the chairman of the Board of Arbitrators who, should an agreement not be reached, shall be appointed by the President of the Court of Florence.

Transactions with related parties

Transactions with related parties, as defined in the international accounting standard IAS 24, are implemented between independent counterparts in compliance with the legal provisions in force and are regulated at arm's length.

Transactions between Group companies represent the Group strategic and organisational plan which, very briefly, envisages subsidiary Banks focused on supervising relations with local customers and the related credit risk, product companies Centrovita Assicurazioni S.p.A. and CR Firenze Gestion Internationale S.A. specialised in the bank-insurance offer and mutual funds, the service company Infogroup S.p.A. providing IT services, the Parent Company Banca CR Firenze S.p.A. playing a banking network role as well as overall coordinator of the Group action and supplier of several centralised services for all the Group banks.

Inter-group transactions take place on the basis of specific agreements and at conditions considered arm's length, where there are other similar transactions outside of the Group to refer to confirm this opinion, or at other conditions that ensure reciprocal convenience.

The Banca CR Firenze Group upholds numerous partnership relationships with the shareholders San Paolo IMI S.p.A. and BNP Paribas S.A., as well as the businesses related to them. The relationships are part of agreements entered into between Banca CR Firenze S.p.A. and the abovementioned shareholders in November 1999, when Ente Cassa di Risparmio di Firenze transferred corporate shares to San Paolo IMI S.p.A. and BNP Paribas S.A. and on occasion of the execution of the Shareholders' Agreement which governed the company until 30 April 2005. These agreements, expiring on 14 March 2006, make it possible for the Bank to take advantage of the specialised know-how of the two important banking groups and provide for San Paolo IMI S.p.A. take on the role of primary contact for development of asset management activities, project financing, investment banking and loans to big businesses, while BNP Paribas S.A. retains its role of primary reference

contact for consumer credit, leasing, factoring, and bank-insurance through the related concerns, in cooperation with Banca CR Firenze.

The partnerships with the abovementioned groups continued as usual after the termination of the Shareholders' Agreement, considering their validity and the perspective that the three signatory shareholders of the Shareholders' Agreement can come to a new agreement.

Any assignment of credit lines to Directors, Auditors and the General Manager takes place in compliance with the provisions laid down by Article 136 of Legislative Decree No. 385/93.

Transactions with Related Parties will be governed by regulations within the Group implementing the provisions that will be issued by Consob pursuant to Article 2391-bis of the Italian Civil Code.

14. Significant events after the end of the quarter

No other significant events took place after the end of the third quarter of 2005, except for the indications provided in the chapters of the Report concerning the evolution of the procedure to acquire Daewoo Bank S.A. and the changes in the stakes held in the share capital of Banca CR Firenze S.p.A..

15. Outlook

The results of the third quarter confirm the positive performance of the first six months of the year and are substantially in line with expectations and the estimated budget. The economy in the areas where the Companies in the Banca CR Firenze Group operate does not presently feature any cycle that may significantly affect the result for the current financial year.

We would like to point out that the results are also supported by the positive performance and the synergies of our investments made in Product companies established to fully exploit the specialist skills not present within the Bank, thus enabling us to focus on sectors such as, first of all, consumer credit, bank-insurance, leasing and factoring, serving the function of specialist divisions with significant cost savings.

BANCA CR FIRENZE

RECEIVED
2006 MAY 25 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

The 16th and the 20th of February 2006 a total of 82,480 shares have been subscribed and fully paid up.
Attestations pursuant to Article 2444 of the Italian Civil Code were logged for entry in the Florence Companies Register on March the 1st, 2006.

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	648,162,656.76	1,137,127,468	0.57	648,115,643.16	1,137,044,988	0.57
Ordinary Shares *(full entitlement) Coupon n° 6*	648,162,656.76	1,137,127,468	0.57	648,115,643.16	1,137,044,988	0.57

Florence, March 2nd, 2006

Press Release

BANCA CR FIRENZE FINALIZES THE PURCHASE OF DAEWOO BANK, ROMANIA

Banca CR Firenze perfected today, at its Florence headquarters, the purchase of 56.23% of the share capital of Banca Daewoo (Romania) S.A., a business bank whose registered office is in Bucharest. Today's operation implements the pre-contract, initially signed and notified to the market on 11 August 2005, following the releases of all the necessary authorizations from the Italian and the Romanian regulators.

The final purchase price was EUR 30,5 million.

The extraordinary and the ordinary General Meeting of Shareholders of Banca Daewoo (Romania) S.A., which convened today, ratified:

- the company name change into **Banca C.R. Firenze Romania S.A.** ;
- the proposed changes to the Articles of Association which affirm that the purchasing party can nominate the majority of the members of the board of directors ; and
- clauses for the protection of minority shareholders.

The General Meeting of Shareholders also nominated the new management pursuant to the new internal corporate governance regulations.

Florence, 9 March 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press release

THE BOARD OF DIRECTORS OF BANCA CR FIRENZE

HAS APPROVED A PROPOSAL TO INCREASE ITS CAPITAL

The Board of Directors of Banca CR Firenze S.p.A has today resolved to submit a proposal to the next shareholders' meeting, planned for April, for approval of a planned capital strengthening divided into:

- **a free increase in share capital with a maximum nominal counter-value of Euro 125.1 million through utilization of reserves; and**
- **a paid-in increase in share capital to be offered to shareholders as an option, with a maximum nominal counter-value of Euro 66.0 million.**

Following these increases, a share reverse split operation is planned, bringing the nominal value to Euro 1.00 per ordinary share.

The Board of Directors of Banca CR Firenze, meeting today under the chairmanship of Aureliano Benedetti, has resolved to submit a plan for capital strengthening to the next shareholders' meeting, including proposals for two capital increases, one free of charge and the other paid-in.

Development in the business of the Bank and Group following official listing on the Milan Stock Exchange has been supported by judicious employment of capital that has never exceeded actual needs, primarily through self-financing and support operations that have involved only the Tier II equity.

The guidelines to the three-year business plan which have been presented today by Lino Moscatelli, Managing Director, to the Board of Directors follow a direction tending towards a profitability increase that would be sustainable in time. The increase would be obtained thanks to higher volumes and to a stronger focus on strengthening the special financial services (consumer credit, *bancassurance,* pension schemes, leasing and factoring) accessories to the more traditional banking activities.

With reference to costs, in addition to keeping the usual, proficuous eye on cost-containment even through systematic efficiency actions, the Group's integration process will continue,

specifically with the completion of the transition of CR Mirandola's data processing system into that of the parent company and with the merger of CR Mirandola in Banca CR Firenze.
The Retail banks will pursue into development endeavours with new branch openings, for the most part in Emilia Romagna and Latium. At the same time, they will streamline their distribution network and continue to target a keener and closer relationship with customers by improving the quality of its services and by fully exploiting the investments undertaken and the procedures implemented for customer segmentation, Customer Relationship Management and multi-channels.
Significant increase in the financial activities of customers and in lending activity is foreseen. With reference to this last issue, the credit granting process will be reviewed in order to capt all the possible business opportunities in terms of pricing, risk mitigation and efficient capital allocation, pursuant to Basel II recommendations.

A significant improvement in cost-income is expected. In addition, ROE will move to degree of greater value-creation.

The planned growth will demand a greater contribution from the financial markets. To ensure that the best price terms are obtained, it is vital to maintain a high credit rating which, in turn, is conditioned by the equity ratio levels. The calculation method of these ratios, for regulations purposes, has not been changed in comparison to the past. Therefore, one must continue to take into consideration risk-weighted assets ascribable to joint ventures (specifically Findomestic) regardless of the fact that these shareholdings are presently consolidated with the net equity method, pursuant to International Accounting Standards.

The analyses and feasibility study were carried out using the data contained in the quarterly report at 30th September 2005, approved by the Board of Directors on 14th November 2005, as a reference and on the assumption that the results, especially the size of the share premium reserve, property revaluation reserve and reserve arising on mergers, will be confirmed in the draft balance sheet to be submitted for approval to the next Board of Directors meeting called for 27th March 2006.

- The proposed free capital increase, to be implemented in advance of the paid-in increase, provides for:
  - an increase in nominal value to Euro 0.60 (from Euro 0.57) by drawing on the share premium reserve;
  - the issue of a maximum of 151,638,156 new ordinary shares, with a nominal value of Euro 0.60 each and with the same characteristics of those already issued, equal to a maximum nominal value of Euro 90,982,893.60, through free allocation to shareholders in proportion to the number of the existing ordinary shares already held by each shareholder, drawing on the share premium reserve, property revaluation reserve and reserve arising on merges.

- The proposed paid-in capital increase provides for the issue of a maximum of 110,000,000 new ordinary shares with a nominal value of Euro 0.60 each, amounting to a maximum nominal value of Euro 66,000,000. The operation could take place by 27th April 2007.

- In order to simplify the administrative handling of the shares in the interest of shareholders, the General Meeting will also be asked to take a decision about a share reverse split of the ordinary shares representing the share capital, allocating 6 new ordinary shares with a nominal value of Euro 1.00 each every 10 ordinary shares with a nominal value of Euro 0.60 already held by each shareholders. The reverse split transaction will take place on completion of the free and paid-in share capital increase operations and no earlier than three months from completion of the paid-in capital increase and, in any event, by the deadline of 27th July 2007.

All other information will be reported to the market as soon as available.

The shareholders' meeting will be asked to grant the Board of Directors full powers to implement the above operations that, once authorization has been received from the Supervisory Authority and depending on market trends, should, in principle, be completed within the first half of 2006.

The Board of Directors has instructed the Chairman to convene the shareholders' meeting in ordinary and extraordinary session - first call - no later than 30th April 2006.

Florence, 13th March 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press release

BOARD MEETING OF BANCA CR FIRENZE SPA:

➢ RESULTS FOR 2005 FINANCIAL YEAR APPROVED

- **Consolidated net income of 171.0 million Euro, an increase of 19.8%** over the 142.7 million recorded in 2004[1].
- **Consolidated net income per share at 0.150 Euro**
- **Total gross revenues at 945.4 million Euro, + 3.2%** over the 916.1 million in 2004
- **Administrative expenses at 625.9 million Euro, + 2.2%** over the 612.7 million in 2004
- **Net operating result of 263.1 million Euro, + 9.1%** over the 241.2 million in 2004
- ***ROE[2] at 14.6%** (13.7% in 2004)*
- **Managed funds grew by 5.7%** to 35,874 million Euro (33,931 million in 2004)
- **The Board of Directors proposed the confirmation of a dividend per share of 0.052 Euro** with coupon detachment on 15 May 2006.

➢ FURTHER DETAILS OF THE CAPITAL INCREASE OPERATION DEFINED

- **Following the free increase of the share capital for a nominal maximum total of 125.1 million Euro and the issuance of a maximum of 151,638,156 new shares, a paid-in increase in the share capital for a total of 150 million Euro, including a possible over price, will be implemented, as approved by the Board of Directors .**

---

[1] The percentage variations of the values of the income statement have been calculated using values at 31 December 2004 to which all the principles of the IAS/IFRS have been applied, with the exception of the IAS 32 and 39 and IFRS 2 and 4 principles, adopted from 1 January 2005, which govern financial instruments, payments based on shares, and insurance contracts. With regard to the comparability of data, it should also be noted that at 31 December 2004, item 90 (net result of coverage activities) was not optimized as this value had not been ascertained, while with respect to items 110, 150 and 160, entirely referring to insurance companies, the application of IAS 39 and IFRS 4 principles has been anticipated in the 2004 financial year by making estimates to obtain a homogenous classification that is comparable with the 2005 figures.

[2] ROE is calculated by dividing the consolidated net earnings by average shareholders' equity in the period 31.12.2004-31.12.2005, profits from contracts in progress excluded.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, has today approved the draft of the company's financial statement and the consolidated 2005 financial statement, presented by the Chief Executive Officer Lino Moscatelli. The Board meeting defined further details of the proposed capital increase by payment.

The Board also decided to propose to the Shareholders' meeting a **dividend** of **0.052 Euro per share,** the same as last year, on the **Parent Company's** net earnings of **118.1 million** Euro[3], a 21.8% increase of the 2004 figure. The date of payment will be 18 May 2006, with **coupon detachment on 15 May 2006.** In addition, following the free increase in share capital, shareholders will be allocated new shares for a maximum total of 151,638,156 shares.

The draft 2005 financial statement of Banca CR Firenze Spa, the proposed capital increase free of charge and by payment, and the dividend proposal shall be submitted for approval by the **Shareholders' Meeting** convened, in both ordinary and extraordinary sessions, on **27 April.**

RESULTS FOR 2005

The consolidated results, following the positive contribution of all subsidiary companies, reveal excellent Group performance, which has exceeded the profitability target set by the 2003-2005 industrial plan (EPS at 0.110 Euro against 0.104) and has substantially reached the efficiency target (cost/income at 65.4% against 65.1%) [4].

Specifically, the results are as follows:

CONSOLIDATED INCOME STATEMENT

Total gross revenues closed at 945.4 million Euro, an **increase** of **3.2%** over the same period of last year.

- Within this category, **the net interest income of 502.9 million Euro**, shows in **increase** of **8.2%**, due to the growth of interest received from clients, mainly caused by the expansion of medium/long term loans;
- **Net commission** and **recoveries on savings deposits and on non-overdraft current accounts** are essentially **stable at 327.5 million Euro (-0.5%)**; the result was influenced on the one hand by the positive performance of the managed funds and revenues sector and on the other hand by minor recoveries in current accounts without overdrafts and in savings deposits. In this respect it should be emphasized that the 2005 figure for commissions has been comparatively penalized by the application of the *amortized cost*, which is distributed over a

[3] The financial statement of the Parent Company is compiled according to national standards

[4] The 2005 objectives notified to the market – EPS and cost/income – are not comparable with the figures appearing in the 2005 consolidated financial statement in that the latter was compiled according to IAS/IFRS accounting principles, which were not in force at the time that the 2003-2005 Industrial Plan was compiled. The EPS and cost/income figures indicated in this paragraph have been homogenized in order to facilitate their assessment.

period of several years for certain types of positive commissions, while the same commissions for 2004 will be fully recorded in the year.
- The contribution of the **dividends and income from shareholdings** item was positive, rising to 67.6 million Euro to 59.0 in 2004 (**+14.6%**), while a negative indication came from the aggregate **result of financial assets and liabilities**, which dropped to 46.4 million Euro in 2004 to 42.8 **(-7.8%).**
- The new item on the financial statement, **net result of insurance management**, of 4.6 million Euro showing a decrease of 72.8%, is influenced by the application of the fair value option in the valuation of stocks linked to the technical reserves of the subsidiary Centrovita Assicurazioni which, however, showed an increase of 2.1% to 12.5 million Euro at the end of 2005, further confirming the positive trend in the sector.

The **net total revenues**, rose from 853.9 million Euro to **889.0 (+4.1%)**, this figure is reached after net adjustments of 56.4 million Euro, a decrease of 9.3% from 62.2 million in 2004. In particular, **net adjustments on loans decreased by 10.7%** (from 62.2 million to 56.4).

Administrative expenses showed a **contained growth of 2.2%**, rising from 612.7 million Euro to 625.9 million. A **positive** contribution was made by **net value adjustments to tangible and intangible assets** (-8.2%) and **other net revenues** (+17.6%). **Personnel costs**, influenced by the renewal of the national labour agreement and the *contributions to the Supplementary Pension Fund* item of the Parent Company previously included among the *provisions for risks and contingencies*, showed a **growth of 3.8%**, bringing the value to 389.4 million Euro at the end of the financial year. Other administrative cost grew by 5.0% to 226.7 million Euro, affected, among other factors, by the increase in stamp duty introduced in 2005.

The **net operating result** closed at **263.1 million Euro**, an increase of **9.1%**.

Consolidated net income closed at **171.0 million Euro**, showing an **increase** over the previous year of **19.8%**. The achievement of this result has been assisted by a tax saving related to the application of a substitute tax on appreciation of immovable property.

CONSOLIDATED BALANCE SHEET

Net customer loans reached **13.147 million Euro**, an **increase** of **5.1%.** An important contribution was made by mortgage loans, which rose from 5,354 million to 6,039 million Euro (+12.8%).
- In a portfolio already characterized by a high level of quality and in the face of growing loans, **gross non-performing loans** decreased by **2.2%**, while net non-performing loans rose to 146 million Euro (+ 6,1%). The gross **non-performing/gross loans** ratio of **2.40%**, illustrates the quality of credit.

Total funding from clients reached **35,884 million Euro**, an **increase** of **5.8%**, with an essentially similar dynamic between direct and indirect components: **direct funding** actually **rose** by **5.3%** (to 15,753 million), while **indirect** funding rose by **6.1%** (to 20,132 million Euro). Within this category, the growth in asset administrations (+15.5% to 3,040 million Euro) and insurance products (+ 6.4% to 2.738 million) should be noted.

PERFORMANCE OF SECTORS OF ACTIVITY

The year 2005 has seen an overall improvement in the profitability of all sectors of activity, concentrated, as usual, in the retail sector[5]. Some summary data is presented in the following table:

	2005	2004	
Retail			
Net income	**117**	75	**+55.0%**
Average allocated capital	**468**	435	**+7.6%**
Profitability	**25.0%**	17.3%	**+7.6 p/l**
Cost/income	**71.1%**	72.7%	**+1.6 p/l**
Companies and Private Bkg.			
Net income	**34**	32	**+5.1%**
Average allocated capital	**246**	223	**+10.4%**
Profitability	**13.7%**	14.4%	**-0.7 p/l**
Cost/income	**57.6%**	55.1%	**+2.5 p/l**
Finance			
Net income	**15**	15	**-----**
Average allocated capital	**109**	112	**-2.6%**
Profitability	**13.6%**	13.0%	**+0.6 p/l**
Cost/income	**35.9%**	37.0%	**-1.1 p/l**
Wealth Management			
Net income	**30**	24	**+22.7%**
Average allocated capital	**82**	68	**+22.2%**
Profitability	**36.0%**	35.9%	**+0.1 p/l**
Cost/income	**27.2%**	30.4%	**-3.2 p/l**

* The shareholding Findomestic Banca SpA, consumer credit services, has been consolidated at net equity. Consequently the results of this shareholding are not included in the above figures.

CAPITAL INCREASE

The Board of Directors has provided further details of the of the part of proposed capital increase to be exercised by payment, to be offered as an option to shareholders, which will be submitted for the approval of the Shareholders' meeting on 27th April next:

[5] Retail: includes retail subsidiaries of the Parent Bank, other banks of the Group, and the network of financial promoters. Companies and Private Banking: includes the Company Centres, relations with Authorities and tax collection. Finance: includes the property portfolio and the Group treasury. Wealth Management: includes Centrovita Assicurazioni Spa and CR Firenze Gestione Internationale (mutual funds).

- The sum total will be of 150 million Euro, subject to rounding off and including any premium. The operation mainly provides for the issue of 110 million new ordinary shares of a nominal value of 0.60 Euro each;

- The unit price of issue of each new share will be equal to the theoretical ex right price (TERP) of the ordinary company, discounted by a figure that shall be determined by the Board of Directors, within a maximum range of 35%. The TERP will be calculated on the basis of the lesser between:

  a) the simple arithmetic average official prices of the share on each Stock Exchange trading day within the one hundred and eighty calendar days prior to the day of determination of the issue price,
  b) the official price of the share announced on the day before the day of determination of the issue price.

- The deadline for subscription of newly-issued shares is established at 30 November 2006. If by this date the capital increase as resolved is not fully subscribed, the capital shall nevertheless be understood as increased by the amount of the subscriptions collected.

- The Board of Directors shall be granted the widest powers to implement resolutions on the share capital increase operation. Amongst all, the Board of Directors is empowered to determine the issue price by the criteria outlined above, the subscription ratio, and to make the necessary amendments to the articles of association.

At the end of the free and the paid-in share capital increase operations, but certainly not before three months from the completion of the paid-in increase, a reverse split transaction on ordinary shares will take place, whereby 6 new ordinary shares with a nominal value of Euro 1.00 for every 10 ordinary shares owned with a nominal value of Euro 0.60 will be allocated.

Florence, 27 March 2006

BANCA CR FIRENZE

Comunicato stampa

BOARD OF DIRECTORS APPROVES ADJUSTMENT OF THE CONSOLIDATED FINANCIAL STATEMENTS TO THE NEW PROVISIONS OF THE SUPERVISORY BODY.

In a meeting today, the Board of Directors of Banca CR Firenze took note of the instructions issued by the Bank of Italy in its communication dated 31 March, to the entire banking system.
Bank of Italy ordered that the reduced tax burden resulting from application of the lieu tax provided for in the 2006 Finance act on the revaluation of fixed assets with respect to the deferred taxes calculated on this revaluation in FTA (First Time Adoption), be posted directly to shareholders' equity rather than the income statement, as could legitimately be done in light of the rules in force on 27 March and as the Board itself had deliberated when approving the financial statements.
Therefore, and again in compliance with the above-mentioned Bank of Italy provisions, the balance sheet and income statement tables, the chart of changes in net equity and the financial report already approved at the meeting of 27 March, or at least the parts of these concerned by the measure, have been corrected. These charts also include a number of minor changes made on the basis of further, in-depth interpretations of the new IAS/IFRS international accounting principles agreed on with the independent auditors.
The consolidated net profit (IAS) for 2005 therefore now stands at €149 million as opposed to the €130 million "pro-forma" profit for 2004 (+14.6%) and the €171 million stated in the previous version. These changes to the consolidated financial statements have also entailed a decrease of a similar amount in the Tier I capital and an increase in the revaluation reserves included in the Tier II capital. The Tier I ratio at 31 December 2005 is therefore of 4.83%[1], also taking into account the adjustments required by Bank of Italy circular of 6 April 2006 regarding "prudential ratios" which states that not all minority capital should be calculated in the supervisory capital. The Total Capital Ratio, again at the above date, is of around 8.55%.
The changes concern solely the consolidated financial statements drawn up using IAS/IFRS criteria.
The parent company's results are confirmed without change, with net profit of €118.1 million, an improvement of 21.8% on the previous financial year, and shareholders' equity of €1,245.0 million (+11.4%), giving a Tier I ratio of 10.74% and Total Capital Ratio of 17.97%. Also confirmed is the relative distribution of profits that will be proposed to the Shareholders' Meeting of 27 April in the terms already communicated to the market, together with the free and paid-in capital increase.

Therefore, the new 2005 consolidated annual report will be lodged to Borsa Italiana and the company's registered office.

Florence, 10 April 2006

[1] Ratio calculated using the previously applicable supervisory rules still requiring inclusion of the Findomestic RWA, even though the latter was consolidated using the net equity method according to IAS 31. Should the calculation be made using IAS/IFRS criterisa this ratio will increase at least by 1%.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Stato patrimoniale consolidato
(importi in migliaia di euro)

	Voci dell'attivo	31 dicembre 2005	31 dicembre 2004 (*)
10.	Cassa e disponibilità liquide	178.954	136.608
20.	Attività finanziarie detenute per la negoziazione	621.167	755.349
30.	Attività finanziarie valutate al *fair value*	1.563.386	1.412.740
40.	Attività finanziarie disponibili per la vendita	2.994.699	2.708.600
60.	Crediti verso banche	1.532.342	1.548.946
70.	Crediti verso clientela	13.146.695	12.249.570
80.	Derivati di copertura	50.959	59.775
100.	Partecipazioni	435.139	371.574
110.	Riserve tecniche a carico dei riassicuratori	643	664
120.	Attività materiali	446.947	469.366
130.	Attività immateriali	311.474	308.409
	di cui:		
	- avviamento	*290.854*	*275.774*
140.	Attività fiscali	242.643	298.126
	a) correnti	*141.062*	*181.787*
	b) anticipate	*101.581*	*116.339*
160.	Altre attività	636.993	689.930
	Totale dell'attivo	**22.162.041**	**21.009.657**

(*) N.B.: i valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS/IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi; si precisa inoltre che la descrizione delle voci e la classificazione degli importi riferiti a tale data non corrispondono interamente a quelli contenuti nei prospetti di riconciliazione predisposti nell'ambito dell'FTA, in quanto solo in data 22 dicembre 2005 la Banca d'Italia ha emanato gli schemi di stato patrimoniale in versione definitiva e le istruzioni definitive per la loro compilazione(importi in migliaia di euro)

	Voci del passivo e del patrimonio netto	31 dicembre 2005	31 dicembre 2004 (*)
10.	Debiti verso banche	873.349	982.538
20.	Debiti verso clientela	10.253.455	9.820.560
30.	Titoli in circolazione	5.248.297	4.731.981
40.	Passività finanziarie di negoziazione	19.415	42.289
50.	Passività finanziarie valutate al *fair value*	1.786.272	1.773.283
60.	Derivati di copertura	16.880	10.459
80.	Passività fiscali	183.438	171.760
	a) correnti	*125.048*	*116.796*
	b) differite	*58.390*	*54.964*
100.	Altre passività	981.210	999.921
110.	Trattamento di fine rapporto del personale	193.393	187.889
120.	Fondi per rischi e oneri:	256.222	248.886
	a) quiescenza e obblighi simili	*197.888*	*174.482*
	b) altri fondi	*58.334*	*74.404*
130.	Riserve tecniche	929.362	760.375
140.	Riserve da valutazione	129.823	101.870
170.	Riserve	340.782	241.516
180.	Sovrapprezzi di emissione	57.554	56.319
190.	Capitale	648.116	648.033
210.	Patrimonio di pertinenza di terzi (+/-)	95.455	89.311
220.	Utile (Perdita) d'esercizio (+/-)	149.018	142.667
	Totale del passivo e del patrimonio netto	**22.162.041**	**21.009.657**

(*) N.B.: i valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS/IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi; si precisa inoltre che la descrizione delle voci e la classificazione degli importi riferiti a tale data non corrispondono interamente a quelli contenuti nei prospetti di riconciliazione predisposti nell'ambito dell'FTA, in quanto solo in data 22 dicembre 2005 la Banca d'Italia ha emanato gli schemi di stato patrimoniale in versione definitiva e le istruzioni definitive per la loro compilazione.

Banca CR Firenze - Conto economico consolidato
(importi in migliaia di euro)

	Voci	31 dicembre 2005	31 dicembre 2004 (*)
10.	Interessi attivi e proventi assimilati	746.420	672.292
20.	Interessi passivi e oneri assimilati	(246.816)	(207.454)
30.	**Margine di interesse**	**499.604**	**464.838**
40.	Commissioni attive	316.706	318.019
50.	Commissioni passive	(51.833)	(50.511)
60.	**Commissioni nette**	**264.873**	**267.508**
70.	Dividendi e proventi simili	10.355	9.131
80.	Risultato netto dell'attività di negoziazione	30.537	36.245
90.	Risultato netto dell'attività di copertura	3.284	0
100.	Utili (perdite) da cessione o riacquisto di:	12.275	10.254
	b) attività finanziarie disponibili per la vendita	*9.732*	*10.254*
	d) passività finanziarie	*2.543*	*0*
110.	Risultato netto delle attività e passività finanziarie valutate al *fair value*	13.419	33.502
120.	**Margine di intermediazione**	**834.347**	**821.478**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(56.378)	(62.212)
	a) crediti	*(53.489)*	*(59.864)*
	b) attività finanziarie disponibili per la vendita	*(1.536)*	*(2.348)*
	d) altre operazioni finanziarie	*(1.353)*	*0*
140.	**Risultato netto della gestione finanziaria**	**777.969**	**759.266**
150.	Premi netti	385.828	322.775
160.	Saldo altri proventi/oneri della gestione assicurativa	(394.581)	(339.419)
170.	**Risultato netto della gestione finanziaria e assicurativa**	**769.216**	**742.622**
180.	Spese amministrative:	(616.119)	(578.121)
	a) spese per il personale	*(389.452)*	*(375.271)*
	b) altre spese amministrative	*(226.667)*	*(202.850)*
190.	Accantonamenti netti ai fondi per rischi e oneri	(17.257)	(9.356)
200.	Rettifiche/Riprese di valore nette su attività materiali	(30.662)	(26.213)
210.	Rettifiche/Riprese di valore nette su attività immateriali	(23.937)	(33.255)
220.	Altri oneri/proventi di gestione	123.829	94.265
230.	**Costi operativi**	**(564.146)**	**(552.680)**
240.	Utili (Perdite) delle partecipazioni	61.451	49.890
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1.223	3.471
270.	Utili (Perdite) da cessione di investimenti	2.722	1.002
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**270.466**	**244.305**
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(95.592)	(79.600)
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**174.874**	**164.705**
320.	**Utile (Perdita) d'esercizio**	**174.874**	**164.705**
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(25.856)	(22.038)
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**149.018**	**142.667**

(*) N.B.: i valori riportati nella presente colonna sono stati calcolati applicando tutti i principi IAS/IFRS con l'esclusione dei principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire dal 1° gennaio 2005, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi; ai fini di comparabilità si precisa peraltro che al 31 dicembre 2004 la voce 90 non è stata valorizzata in quanto a tale data il risultato dell'attività di copertura non veniva rilevato, mentre relativamente alle voci 110, 150 e 160, interamente riferite ad imprese assicurative, l'applicazione dei principi IAS 39 ed IFRS 4 è stata anticipata all'esercizio 2004 effettuando delle stime per ottenere una classificazione omogenea con l'anno 2005.

GRUPPO BANCA CR FIRENZE

CONTO ECONOMICO RICLASSIFICATO (*)
(Importi in milioni di euro)

VOCI	31 dicembre 2005	31 dicembre 2004 (**)	Variazione %
Margine d'interesse (***)	**502.9**	**464.8**	**+8.2%**
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	327.5	329.0	-0.5%
Dividendi e utili (perdite) delle partecipazioni	71.8	59.0	+21.7%
Risultato delle attività e passività finanziarie	42.8	46.4	-7.8%
Risultato netto della gestione assicurativa	4.6	16.9	-72.8%
Margine d'intermediazione lordo	**949.6**	**916.1**	**+3.7%**
Rettifiche di valore nette su crediti e altre attività finanziarie	-56.4	-62.2	-9.3%
Margine d'intermediazione netto	**893.2**	**853.9**	**+4.6%**
Spese di funzionamento:	-625.9	-612.7	+2.2%
- Spese per il personale	*-389.4*	*-375.3*	*+3.8%*
- Altre spese amministrative	*-226.7*	*-216.0*	*+5.0%*
- Rettifiche di valore nette su attività materiali e immateriali	*-54.6*	*-59.5*	*-8.2%*
- Altri proventi di gestione netti (recuperi spese)	*44.8*	*38.1*	+17.6%
Risultato operativo netto	**267.3**	**241.2**	**+10.8%**
Accantonamenti netti ai fondi per rischi e oneri	-17.3	-9.3	+86.0%
Altri costi e ricavi dell'operatività corrente	20.5	12.4	+65.3%
Utile dell'operatività corrente al lordo delle imposte	**270.5**	**244.3**	**+10.7%**
Imposte sul reddito	-95.6	-79.6	20.1%
Utile di pertinenza di terzi	-25.9	-22.0	+17.7%
Utile netto	**149.0**	**142.7**	**+4.4%**
Variazione delle riserve di valutazione delle attività finanziarie disponibili per la vendita	*-2.0*	*0.0*	*+100.0%*
Comprehensive income	**147.0**	**142.7**	**+3.0%**

(*) Il conto economico riclassificato propone un'esposizione dei margini economici secondo logica gestionale; in particolare, il contributo del comparto assicurativo al " Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce "Risultato netto della gestione assicurativa".

(**) I dati di confronto sono stati calcolati senza applicare i principi IAS 32 e 39 e IFRS 2 e 4.

(***) Include anche il "Risultato netto dell'attività di copertura" (voce 90 del conto economico).

GRUPPO BANCA CR FIRENZE

STATO PATRIMONIALE RICLASSIFICATO
(importi in milioni di euro)

ATTIVO	31 dicembre 2005	31 dicembre 2004 (*)	Variazione %
Cassa e disponibilità liquide	**179.0**	**136.6**	**+31.0%**
Attività finanziarie	**19,909.3**	**18,734.9**	**+6.3%**
Crediti	14,679.0	13,798.5	+6.4%
- crediti verso banche	*1,532.3*	*1,548.9*	*-1.1%*
- crediti verso clientela	*13,146.7*	*12,249.6*	*+7.3%*
Attività finanziarie negoziabili	5,179.3	4,876.6	+6.2%
- attività finanziarie di negoziazione	*621.2*	*755.3*	*-17.8%*
- attività finanziarie valutate al fair value	*1,563.4*	*1,412.7*	*+10.7%*
- attività finanziarie disponibili per la vendita	*2,994.7*	*2,708.6*	*+10.6%*
Derivati di copertura	51.0	59.8	-14.7%
Immobilizzazioni	**1,193.5**	**1,149.4**	**3.8%**
Partecipazioni	435.1	371.6	+17.1%
Attività materiali ed immateriali	758.4	777.8	-2.5%
Attività fiscali	**242.6**	**298.1**	**-18.6%**
Altre attività (**)	**637.6**	**690.7**	**-7.7%**
Totale attivo	**22,162.0**	**21,009.7**	**+5.5%**

PASSIVO	31 dicembre 2005	31 dicembre 2004 (*)	Variazione %
Passività finanziarie	**18,197.7**	**17,361.2**	**+4.8%**
Passività finanziarie al costo ammortizzato	16,375.1	15,535.1	+5.4%
- debiti verso clientela	*10,253.5*	*9,820.6*	*+4.4%*
- debiti rappresentati da titoli	*5,248.3*	*4,732.0*	*+10.9%*
- debiti verso banche	*873.3*	*982.5*	*-11.1%*
Passività finanziarie di negoziazione	19.4	42.3	-54.1%
Passività finanziarie valutate al fair value	1,786.3	1,773.3	+0.7%
Derivati di copertura	16.9	10.5	+61.0%
Impegni al riacquisto di propri elementi patrimoniali	**181.3**	**174.7**	**+3.8%**
Passività fiscali	**183.4**	**171.8**	**+6.8%**
Fondi a destinazione specifica	**449.6**	**436.8**	**+2.9%**
Trattamento di fine rapporto del personale	193.4	187.9	+2.9%
Fondi per rischi e oneri e fondi di quiescenza	256.2	248.9	+2.9%
Riserve tecniche	**929.4**	**760.4**	**+22.2%**
Altre passività	**799.2**	**825.1**	**-3.1%**
Patrimonio di terzi	**95.4**	**89.3**	**+6.8%**
Patrimonio netto	**1,326.0**	**1,190.4**	**+11.4%**
Totale passivo	**22,162.0**	**21,009.7**	**+5.5%**

(*) I valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS/IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi.

BANCA CR FIRENZE

Press Release

SIGNED A VOTING AGREEMENT AMONG SHAREHOLDERS

ON OCCASION OF THE ANNUAL GENERAL MEETING

- **Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia and Sofibar Spa[1] signed today a voting agreement for the Annual General Shareholders' Meeting which will be held on 27 April 2006.**

The shareholders Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia and Sofibar Spa[1], in the aim of obtaining a more ample voting convergence for the forthcoming nomination of the Board of Directors, have agreed to jointly act upon the proposals to be presented at the Annual General Shareholders' Meeting.

This shareholders' agreement accounts for a total of 439,603,156 ordinary shares of Banca CR Firenze SpA, as detailed hereunder:

	Number of ordinary shares	% of share capital	% of total syndicated shares
Ente CR Firenze	341,185,850	30.000	79.734
Fondazione CR Spezia	44,666,603	3.927	10.438
Fondazione CR Pistoia	42,050,703	3.697	9.827
Sofibar Spa	11,700,000	1.029	2.661

The agreement, which shall expire on 31 May 2006 or, if earlier, at the end of the Annual General Meeting sessions, foresees that the signing parties jointly vote on the various proposals set forth on the agenda. The shareholders undertake, among other matters, to approve the parent company and the consolidated annual report for year ending 31 December 2005 and to vote affirmatively on the proposal for a free and paid-in share capital increase. With reference to the Board of Directors' nominations, the agreement sets out that the signing parties shall jointly deposit the same candidate list, vote for this same list and also for a 14-member Board.

Florence, 14 April 2006

[1] Sofibar Spa is the short name for *Società finanziaria di Banche Romagnole Spa*, a company controlled by Cassa di Risparmio di Ravenna Spa

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press release

NEW SHAREHOLDERS' AGREEMENT SIGNED

- **Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia today signed a Shareholders' Agreement which accounts for the following Banca CR Firenze Spa shares:**

	Number of ordinary shares	% of share capital	% of total syndicated shares
Ente CR Firenze	341,185,850	30.000	79.734
Fondazione CR Spezia	44,666,603	3.927	10.438
Fondazione CR Pistoia	42,050,703	3.697	9.827

With the intention of promoting the growth and development of Banca CR Firenze Spa, the shareholders Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia today signed a Shareholder's Agreement which accounts for 427,903,156 ordinary company shares.

The Agreement will have an initial term of three years and will be automatically renewable for further 3-year periods for all agreement signatories that do not give notice of termination at least 6 months before expiry.

As a previous Shareholders' Agreement was in place from November 1999 to April 2005 between Ente CR Firenze, BNP Paribas and Sanpaolo IMI, the Parties agree that, should the afore-mentioned banks remain shareholders of Banca CR Firenze and, in the near future, express a renewed interest for inclusion in shareholder agreements, the signatories of the 12 April 2006 Shareholders' Agreement will evaluate whether the conditions are right for such inclusion and assume concordant positions and behaviour so as to present and maintain a single line of conduct that will uphold the purposes of the agreement.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

The Agreement provides, inter alia, as follows:

- Fondazione CR Spezia and Fondazione CR di Pistoia e Pescia may each increase their stakes to a ceiling of 4% of the share capital, provided that all the shares purchased up to this limit are contributed to the Agreement;

- Ente CR Firenze, for the entire term of the Agreement, must hold a number of syndicated shares representing not less than 30% of the capital with voting rights and, in the event of a dilution, may at any time increase its stake up to an amount of 42.126% of the share capital currently held;

- the agreement signatories reciprocally acknowledge one another the right of pre-emption on shares they intend to sell. In the case of Ente CR Firenze this undertaking also applies to non-syndicated shares. In specific cases, Fondazioni CR Spezia and CR Pistoia e Pescia will be recognized a proportional co-selling right.

- The shareholders signing up to the Agreement have also agreed to set up a Consultative Committee with three members, each representing one of the signatories, chaired by the designated representative of Ente CR Firenze. The Committee, within the limits of legal and statutory provisions, may discuss and elaborate on any topic in the common interest of importance to the company or group such as, for instance, increases or reductions in capital, mergers or demergers, purchase or sale of particularly large equity holdings. The views expressed by the Consultative Committee on such topics shall not be binding.

  However, decisions reached by the Consultative Committee on the following shall be binding:

  - purchase or contribution to the Agreement of further shares over and above the syndicated shares, within the limits set out above;
  - entry of a third party purchaser into the Agreement and relative terms and conditions;
  - possible non-subjection to the right of pre-emption or co-sale;
  - whether or not the agreement signatories should agree to a takeover bid under the terms of articles 102 and 106 of the TUF (*Finance Consolidation Act*).

  Such decisions must however be reached by unanimous decision.

- The shareholders signing up to the agreement also agreed to present and vote a common list for nomination of the Board of Directors of Banca CR Firenze at the Shareholders' Meeting convened for April 27 next. Out of an agreed total of 14 members, the common list will comprise seven directors designated by today's agreement signatories: five to be indicated by the Ente CR Firenze (one of whom will also be Chairman), one by Fondazione CR Spezia and one by Fondazione CR Pistoia e Pescia.

Florence, 12 April 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE S.p.A.
Registered with Banking Register under No. 5120
Parent Company of Gruppo Banca CR Firenze
Registered with Banking Groups Register No.6160.6
Registered Office: 6 via Bufalini, Florence
Share Capital: 648,162,656,76 Euro, fully paid-in
Registered under the Florence Register of Companies,
Fiscal Code and VAT number 04385190485

****

Notice of Ordinary and Extraordinary Shareholders' Annual General Meeting

****

The shareholders are invited to attend the ordinary and extraordinary General Meeting which will be held at Palazzo Incontri, 1 Via de' Pucci – Florence – on 27 April 2006 at 11 AM, first call, or if necessary on 12 May 2006, second call, at the same time and place, to consider and vote on the following:

AGENDA

Ordinary Meeting

1. The annual report of Banca CR Firenze S.p.A. for year ending 31 December 2005 and consolidated annual report as at 31 December 2005; the Board of Directors' reports ; the Board of Statutory Auditors' report; ratifications thereof.
2. The authorization to purchase and sell the bank's own shares.
3. The nomination of persons for election to the Board of Directors, selected among the candidates presented on voting lists, once the number of members will have been determined; ratifications thereof.
4. The appointment of the independent auditors, pursuant to the provisions of Article 159 of Legislative Decree No. 58/1998, and the determination of their remuneration.

Extraordinary Meeting

1. A free increase in share capital for a maximum nominal total of 125,101,478.67 Euro by utilisation of reserves, pursuant to Article 2442 of the Italian Civil Code, implemented through the increase of the nominal share value from 0.57 Euro to 0.60 Euro, and the issuance of new shares to be allotted to shareholders as a free option; ratification thereof and consequent amendments of Article 5 of the company's Articles of Association;
2. A paid-in increase in share capital for a maximum nominal total of 66,000,000 Euro, even if partially executable, implemented through the issuance of ordinary shares to be offered to the company's shareholders and also to the regulated stock market, pursuant to Article 2441, paragraphs 1 and 3, of the Italian Civil Code. This operation must be completed within 27 April 2007; ratification thereof and consequent amendments of Article 5 of the company's Articles of Association;
3. A change in the determination of the share capital composition, through a share reverse split operation, whereby for each ten existing shares, currently in circulation, six new shares will be allotted and the nominal share value will change from 0.60 Euro to 1.00 Euro. Proposal to empower the Board of Directors to implement this operation once the previous free and paid-in share capital increases will have been completed; ratification thereof and consequent amendments to Article 5 of the company's Articles of Association.
4. In relation to the operations quoted above, the restatement of the powers already granted to the Board of Directors on the matter of the paid-in share capital increase pertaining to the incentive stock option plans.

The draft of the bank's 2005 annual report, the 2005 consolidated annual report and the related Board of Directors' reports will be available for inspection from 31 March 2006 at the registered office of the bank and of *Borsa Italiana S.p.A* (the Milan Stock Exchange) and also through each of these companies respective website. All other reports and information pertaining to the matters to be discussed on the agenda, in compliance with current regulations, will be made available for the public at the same conditions at least fifteen days prior to the first call general meeting date.

All shareholders may obtain from the company the documentation pertaining to the meeting. Charges for this material will be debited to the shareholders.

As set forth by the company's Articles of Association and the laws and regulations currently in force, the company must receive, at least two days prior to the annual general meeting date, the shareholders' attendance confirmation through the financial representative (broker), depositary of the shares, in compliance with Article 2370, second paragraph of the Italian Civil Code. Shareholders are invited to obtain the attendance certificate from their financial representative in due time. Shareholders who have deposited their shares at one of the branches of Cassa di Risparmio di Firenze S.p.A. must submit their attendance request through the branches before 26 April 2006, if they shall attend the first call meeting, or within 10 May 2006 for the second call.

To avoid mishaps or late communications from financial representatives to the company, shareholdres are invited to submit to the registration desk of the annual general meeting a copy of the attendance card duly issued to them by the financial representative.

Furthermore, in accordance to the company's Articles of Association, the right to vote cannot be transferred before the end of the general meeting for all those shares against which attendance to the general meeting has been registered, unless the shareholder explicitly waives his right to attend.

The Chairman of the Board
(Aureliano Benedetti)

REPORT ON CORPORATE GOVERNANCE AND ON COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE FOR LISTED COMPANIES

Since being listed on the stock exchange in July 2000, Banca CR Firenze S.p.A. has complied with the Corporate Governance Code for listed companies adopted by the *Borsa Italiana*, considering this to be a valid guide for company management whilst recognising its limitations, some of which have subsequently arisen by means of legislation.

This report assesses the overall performance of the company's corporate governance system, with attention being focused on the comparison with the recommendations of the version of the Code in force in 2005.

The report, which constitutes one element of the shareholders' meeting information stipulated in the regulations for markets organised and managed by *Borsa Italiana S.p.A.,* has been drafted in compliance with the relevant guidelines issued by *Borsa Italiana S.p.A.* and by *Assonime*.

1) Company structure and corporate governance

The past year has been marked by significant events concerning the company's management structure.

The effects of the shareholders' agreement, drawn up in 1999 and subsequently extended on several occasions, among the 3 main shareholders - Ente Cassa di Risparmio di Firenze (which has provided around 20.5% of the registered capital), Sanpaolo IMI S.p.A. (holding around 14%) and BNP Paribas S.A. (holding 6.5%) - ceased to be effective from 1 May 2005.

The structure of the agreement provided for a balance in shares and in the composition of its administrative bodies between Ente, on the one hand, and private shareholders (Sanpaolo IMI and BNP Paribas) on the other.

The three shareholders in question had joint control of the company also because of additional shares held by Ente CR Firenze (19.3%) and Sanpaolo IMI (4.6%), whose right to vote had been exercised in accordance with recommendations stated in the agreement.

Full information on the contents of the agreement and its operational procedures is detailed in the relevant abstract, which can also be looked up on the Consob website, in the section dedicated to the company, under the heading concerning historical information on shareholders' agreements.

The balance of relations between Ente CR Firenze and private shareholders in the aforementioned shareholders' agreement is reflected in the composition of the administrative bodies, appointments to which have been the subject of agreement between the parties.

Of the 14 members of the Board of Directors elected at the shareholders' meeting on 28 April 2003, 7 were appointed from Ente, 5 from Sanpaolo IMI and 2 from BNP Paribas.

The Executive Committee, responsible for the continuous management of the company, consists of 6 Directors, 3 of whom are chosen from those appointed from Ente, 2 from those appointed from Sanpaolo IMI and one from those appointed from BNP Paribas.

Due to the cessation of the joint control agreements and thus to ensure that its own position in the company should in no way be described as a controlling position, a situation

which would be inconsistent with regulations pertaining to banking foundations, Ente Cassa di Risparmio di Firenze proposed that restrictive regulations concerning the right to vote for banking foundations and a voting list system for appointments to the Board of Directors be introduced into the Articles of Association.

An extraordinary shareholders' meeting held on 21 December 2005 at the request of Ente Cassa di Risparmio di Firenze decided in favour of these proposals. On this occasion, the other two banking foundations, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia, which possess shares of Banca CR Firenze's registered capital voted in favour of proposals put forward by Ente CR Firenze. A shareholders' agreement has been drawn up among the three shareholders concerned, its effect limited to the above-mentioned shareholders' meeting.

The system of nomination by means of voting from the list of Board Members proposed by Ente anticipates some of the provisions in the Law 262/2005 on "the protection of savings", regarding the need for minority representation and for the presence of independent directors.

The rules concerning the presentation of lists first of all stipulate that each shareholder or group of shareholders, such as company groups and signatories of shareholders' agreements, should present a single, joint list, with presentation in each case requiring a shareholding of at least 2.5% of registered capital. The list must be presented and published at least 10 days prior to the shareholders' meeting and must contain at least two independent directors.

As regards the method of election, the system stipulates that the number of directors taken from the various lists should be determined using a basic rule, such as the known method of quotients, which will tend towards proportional representation.

The following are exceptions to this rule:

- the list that has received the greatest number of votes is nevertheless allocated half the number of directors to be elected, plus two directors, unless this list has been presented exclusively by banking foundations, in which case it will only be entitled to half of the directors to be elected;
- to protect the minorities, the list receiving the second largest number of votes will in each case be assigned one director;
- in line with the recognition of minorities, minority lists are assigned a maximum of three directors. However, the directors that would otherwise be entitled to the list for which this limitation applies are assigned to the next minority list to which at least one director has been elected, and so on until lists have been exhausted. Only in the absence of subsequent lists would directors be assigned to the majority list.

Directors to be elected are usually taken from the lists in the order in which they are listed. However there are also exceptions to this rule. In particular, directors designated by banking foundations may not be taken from the majority list if these exceed half the total of directors to be elected. Furthermore, at least two directors elected in the majority list, and one for each minority list that has succeeded in electing three directors, will need to be in possession of the requirements for independence stipulated by law and by the Code.

For this reason, if the listed order of candidates in the lists does not produce this composition of the Board, consideration would be given to subsequent candidates in the list until composition of the Board is achieved in accordance with the Articles of Association.

These new standards will be applied for the first time at the shareholders' meeting held for approval of the 2005 financial statements, when a new Board of Directors will have to be nominated, since the existing Board will have reached the end of its three-year mandate.

The administrative body in office has been elected, as previously stated, in line with the previous company structure, centring on the shareholders' agreement. Cessation of the agreement has had no significant repercussions either on the composition of the Board, which remains unchanged, or on its cohesion and capacity to make decisions, in view of the autonomy of judgment of its members.

This concludes the treatment of company structures and corporate governance, which highlights an important role in company structure as being the institutional investors, with their significant presence in the level of floating shareholders, formed in 2000 when the company was first listed on the stock exchange, and finally with reference to the Articles of Association and regulation by the shareholders' meeting; documents are also available on the company's Web site should more detail be required on matters pertaining to corporate governance.

2) Composition and role of the Board of Directors

The Board of Directors plays a fundamental role in the management of the bank through its strategic planning and organisational coordination functions, both for the bank itself and for the Banca CR Firenze Group.

Furthermore, in accordance with the provisions of the Supervisory Instructions for Banks issued by the Bank of Italy, the Board represents the primary and most senior body responsible for the internal control system, as further detailed below.

No member of the Board has operational responsibilities, therefore all directors shall be considered as non-executive directors according to the Code.

A particular responsibility, of a non-operational nature, has been assigned to Pier Giovanni Marzili, who chairs the Risks Committee, a body which also comprises the General Managers of all banks in the Group and the functional heads of areas most directly involved in risk management processes. Pier Giovanni Marzili reports to the Board on the outcome of decisions and assessments made by the Risks Committee.

Moving on to the subject of independence, according to the provisions of Article 3 of the Code, it should firstly and above all be stated that none of the directors have any financial relationship with the Bank, or with any of its subsidiaries, that would compromise their independence of judgment, nor do they own shares in the company, either directly or indirectly, which could have the effect of influencing its management.

The role of company director in itself does not represent a connection sufficient to infringe the requirement for independence. This is also true of the role of non-executive director, held by some Banca CR Firenze S.p.A. directors, by appointment of the same, in its subsidiary and affiliated companies.

Some directors maintain normal bank operating relations with the company, directly or indirectly through subsidiaries and affiliated companies and, occasionally, with member

banks, but these relations are not of a nature or content that would compromise the requirement for independence.

Particular attention is focused on the connections of directors with the three main shareholders, Ente Cassa di Risparmio di Firenze, Sanpaolo IMI S.p.A. and BNP Paribas S.A., to ensure that these do not constitute a joint control agreement, on account of either their significant presence in the companies, or operational links that exist between these shareholders, and in particular the two banking shareholders, and the company.

Firstly, it should be pointed out that some directors are shareholders of Ente Cassa di Risparmio di Firenze, a banking foundation established by private subjects. This connection is not financial in nature and has no repercussions on equity. It can thus be concluded that this situation cannot *per se* constitute an infringement of the requirement for independence.

The Chairman, Aureliano Benedetti, appointed to the Board by Ente Cassa di Risparmio di Firenze, holds the post of statutory auditor to Sanpaolo IMI S.p.A. and to other companies controlled by Sanpaolo IMI. By their nature, these posts require independence from the audited company.

The director Giuseppe Morbidelli has provided regular professional consultancy and support to Ente Cassa di Risparmio di Firenze and is therefore not considered as "independent" as defined by the Corporate Governance Code.

Four directors are employees or executive directors of companies of groups related to the member banks. They are: Pio Bussolotto (Accountant) and Massimo Mattera, respectively managing and executive director of Sanpaolo IMI S.p.A., and Jean Clamon and Giuseppe Spadafora who hold management positions in the BNP Paribas Group.

In conclusion, with the exception of the five persons mentioned above, all directors may be considered as "independent" as defined by the Code.

Article 10 of the Articles of Association provides that the Board shall usually meet once a month and the actual frequency of meetings shall comply with the statutory requirement. The Board held 15 meetings during the financial year ended 2005, with four meetings being held in the first quarter of 2006. The average attendance at meetings by directors in 2005 was 88.10% (90.37% for independent directors alone).

The procedures for convening meetings and coordinating the Board of Directors' tasks were conducted by the Chairman in compliance with the provisions of article 4 of the Code, recently assimilated within the scope of the reform of company law.

Matters to be discussed by the Board are normally proposed by the Bank's General Manager and sent to members at least 3 days in advance of the meeting. The Directors considered that the information and notice provided was sufficient to enable them to make a detailed analysis of matters for discussion.

With respect to the delegation of powers, the control exercised on this by the Board of Directors and transactions of significant importance, we note first of all that the matters referred to in article 1.2 of the Code are reserved for the Board based on the Articles of Association, which, in article 12, lists the transactions that, by their very nature, are considered to be of significant importance and therefore may not be delegated.

With the aforementioned exception of the conditions imposed by the Articles of Association, the internal structure of management delegations is, in the first place, the result of Board

resolutions granting management powers to the Executive Committee, the most recent of which was adopted on 12 May 2003.

It is of significant importance for the transparency and correctness of company actions that the management powers have been assigned to a collective body, who follows operating rules identical to those of the Board of Directors, rather than to a sole Chief Executive. The General Director, who holds the most senior position in the company's organisational structure, is responsible for the execution of decisions made by the collective body.

In this respect, it should be noted that it is company practice for the Chairman to report, on a quarterly basis, matters discussed by the Committee to Board meetings, providing any clarifications requested by Directors, as stipulated in article 5 of the Code.

The company's internal regulations, approved by the Board of Directors, governing the main areas of company activities, such as for example, the granting of credit, the assumption of financial risks, external expenditure and personnel provisions supplement the Articles of Association by introducing a system of management delegation constructed with regard to the nature and size of transactions, alerting the Board or the Executive Committee to transactions of particular significance.

Apart from these regulatory measures, which nevertheless form a system centring predominantly on powers granted to collective management bodies, are expected to make prudent assessments on transactions that are likely to have significant impact referring their actions without exception to delegating parties.

3) Appointment and remuneration of Directors

As noted above, the shareholders participating in the shareholders' agreement decide on appointments of Directors to the Board. No member of the Board is currently appointed by the minority shareholders.

It was not previously considered necessary to institute an Appointment Committee for the proposals to the office of director, as allowed by Article 7.2 of the Code, in consideration of the shareholders' agreement in place. Nor did it seem necessary to establish such a committee in view of the new method of appointing directors, in which - unlike other contexts - there is no compulsory need to present a list of candidates.

Prior to the modifications deliberated by the General Meeting in December 2005, the Articles of Association did not envisage particular obligations of preliminary information on the candidates for appointment to the Board of Directors. However, on the occasion of the first renewal of the entire Board after the Company was listed on the stock exchange, which took place with the meeting held on 28 April 2003, the shareholders expressed an interest in the need of transparency with regard to the entire company share structure.

In formulating their proposals for appointment of directors to the board, shareholders must take into consideration that the regulations in the banking sector impose special requirements of honour and professionalism in undertaking the office. The Board of Directors promptly checks for the existence of these prerequisites at the first meeting after the appointment.

The Board of Directors has set up a Remuneration Committee among its members, made up of Pier Giovanni Marzili, Piero Antinori and Ambrogio Folonari. This Committee is responsible for formulating proposals to the Board regarding the remuneration of Directors

Ordinary and Extraordinary Shareholders' Meeting 27 April 2006 Extracts of Reports

Introduction

The Department of Justice Decree No. 437 of 5 November 1998 stipulates that: "given the duty of publicity in accordance with legal or regulatory requirements, directors of companies [with shares listed in regulated markets] should issue a public report, detailing proposals concerning items on the agenda, available at the registered office and at the stock market management company at least 15 days prior to the date scheduled for the shareholders' meeting".

This report will therefore examine agenda items, giving brief consideration to those items for which proposals to the shareholders' meeting have been put forward by the directors themselves backed by suitable reports and with the support of full documentation according to the instructions contained in specific regulations, documentation for which is therefore provided for further examination where necessary.

Ordinary Meeting

1) Year-end financial statements and consolidated financial statements as at 31 December 2005; Directors' Report on Operations; Board of Statutory Auditors' Report; applicable and consequential resolutions

The year-end and consolidated financial statements, approved by the Board of Directors at the meeting held on 27 March 2006, shall be made available to the public at the registered office and at the *Borsa Italiana S.p.A.* (Italian Stock Exchange) and shall also be published on the respective Internet sites within 90 days of year-end closure, as stipulated in article 82 of the CONSOB Issuer Regulations.

The Board of Statutory Auditors' report and the independent auditor's report shall likewise be made available to the public within the legally specified term.

Reference is made to the aforesaid documentation for each item concerned.

To summarise, individual net earnings for the financial year of 2005 are reported as amounting to approximately EUR 118 million, on the basis of which, the Board proposes distribution of a dividend of EUR 0.052 per share. Consolidated earnings, determined on the basis of the new IAS/IFRS accounting principles, amounted to approximately EUR 149 million.

2) Authorisation for the purchase and sale of own shares

In accordance with the stipulation of article 73 of the Issuer Regulations, a specific report has also been compiled for this item, detailing the content and reasons for the directors' proposal.

The proposal for the next shareholders' meeting is in line with those already scheduled and approved in previous years, with two main differences:

1) The maximum limit of shares that can be held, currently 13 million, should be adjusted with reference to transactions for increasing share capital and the subsequent consolidation, which shall be proposed at the extraordinary shareholders' meeting; for which authorisation would

relate to 15 million shares, given that these have a nominal value of EUR 0.60 and therefore 9 million with the change in nominal value to EUR 1.00;

2) authorisation is also requested to arrange for own shares to be assigned to minority shareholders of CR Mirandola S.p.A. on the occasion of share swaps to be completed in concomitance with the incorporation of CR Mirandola itself.

3) Appointment of the Board of Directors by means of voting using lists of candidates subject to determination of the number contained therein; applicable and consequential resolutions.

The current Board of Directors, nominated by the shareholders' meeting at the time of approval of the 2002 financial statements, is approaching the end of its three-year term of office. Nomination of the new Board is therefore required, with its mandate to expire at the time of the shareholders' meeting to approve the financial statements for the year ended 2008, unless otherwise determined by the shareholders' meeting.

Based on amendments introduced by the extraordinary shareholders' meeting held on 21 December 2005, the articles of association stipulate that nomination of the Board of Directors should be based on the list of candidates deposited by shareholders owning a total of at least 2.5% of share capital. The lists should be delivered to the registered office and published in at least two national daily newspapers, one of which should have an economic focus, at least 10 days prior to the date of the first convocation of the shareholders' meeting.

Before voting from the list, the shareholders' meeting will first of all need to consider and vote upon the number of Board members. The company articles of association stipulate that the number should be between 10 and 18.

Board members shall be nominated on the basis of votes obtained from the various lists according to the defined mechanism stipulated in article 9 of the articles of association.

After declaring those elected, it will also be necessary to determine the remuneration for members of the Board and members of the Executive Committee, in accordance with provisions stipulated in article 2389 of the Civil Code.

Other matters on which the shareholders' meeting shall vote:

- nomination of the Chairman and the Deputy Chairman of the Board of Directors. Either the shareholders' general meeting or the first Board of Directors following the shareholders' general meeting may appoint the Chairman and the Deputy Chairman.
- authorisation for directors to undertake activities which compete with those of Banca CR Firenze, pursuant to article 2390 of the Civil Code,
- renewal of authorisation to the Board, granted on the basis of resolutions from previous shareholders' meetings, to take out insurance cover for the benefit of directors, for civil liability risks, with a leading company or group of companies, at the most favourable terms offered in the marketplace.

4) Appointment of independent auditor pursuant to article 159 of the Legislative Decree No. 58/1998 and determination of relevant remuneration.

The 2006 shareholders' meeting for approval of the 2005 annual reports marks the expiry term of the PriceWaterhouseCoopers S.p.A. appointment as independent auditor. The independent auditor completed its three-year appointment, granted pursuant to article 155 of the Legislative Decree 58/1998 (T.U.I.F.) which calls for obligatory audits of the year-end, consolidated, annual reports as well as individual and consolidated half-year reports. The auditing company had already been re-appointed for the three-year period from 2003 to 2005 at the shareholders' meeting for approval of

the 2002 year-end financial statements, subsequent to the initial three-year appointment awarded at the shareholders' meeting on 27 March 2000 at the time of Banca CR Firenze's listing on the stock exchange.

It should be remembered that, because of changes introduced to the T.U.I.F by the law 262/2005, the appointment will now last for 6 financial years.

In line with usual procedures, the leading auditing companies have been invited to submit their technical/economic tenders for the obligatory audits.

The Board of Directors expressed a preference toward the tender submitted by PriceWaterhouseCoopers S.p.A., whose appointment may be renewed, as clarified in the Consob Communication dated 23 March 2006 on the duration of auditors' appointments.

On the basis of this preference, the Chairman shall draft the proposal for resolution at the next ordinary shareholders' meeting.

Prior to the resolution at the shareholders' meeting, the Board of Statutory Auditors shall express its own opinion pursuant to article 159 of the Legislative Decree 58/98. The opinion shall include an evaluation of the independence of the auditing company and its technical ability, with particular reference to the adequacy and completeness of the audit plan and to the organisation of the company with regard to the extent and complexity of the assignment to be undertaken.

Extraordinary Meeting

The extraordinary meeting shall examine a series of proposals for share capital transactions, with associated statutory amendments, split into four points on the agenda:

1. Free share capital increase

The proposed transaction consists of a free share capital increase, pursuant to article 2442 of the Civil Code, for a maximum total nominal amount of EUR 125,101,478.67 to be effected by charging available capital reserves, whilst guaranteeing the revaluation reserve already recorded for assets amounting to EUR 67,824,144.14, which must be placed against additional shareholders' equity, but which, according to current regulations, may also be used as a constituent of base capital. There is also a share premium reserve amounting to EUR 56,873,123.92 and a merger surplus reserve amounting to EUR 14,137,635.21.

The free share capital increase should be completed for a maximum total of EUR 125,101,478.67, charging to capital: (i) the share premium reserve for a maximum amount of EUR 34,118,585.07, this complying with the increase in nominal value for every existing ordinary share from EUR 0.57 to EUR 0.60 (ii) the share premium reserve for a further maximum amount of EUR 22,754,536.85, the asset revaluation reserve for a maximum amount of EUR 67,824,144.14, as well as the merger surplus reserve for a maximum amount of EUR 404,210.61, by means of an assignment without consideration to shareholders of a maximum 151,638,156 of new ordinary shares, each with a value of EUR 0.60 and having the same features as those already in circulation, with effect from 1 January 2006, in proportion to the number of existing ordinary shares held in the ratio of 2 new issue shares for every 15 shares existing and held by each shareholder on the effective date of the transaction.

1.1. Transaction procedure for the free share capital increase

As outlined above, the free share capital increase for a maximum total nominal amount of EUR 125,101,478.67 should be effected by means of a charge to capital, pursuant to article 2442 of the

Civil Code, from the share premium reserve for a maximum amount of EUR 56,873,123.92, from the asset revaluation reserve for a maximum amount of EUR 67,824,144.14, as well as from the merger surplus reserve for a maximum amount of EUR 404,210.61, in accordance with the following procedure:

- increase of the nominal value of each ordinary share from EUR 0.57 to EUR 0.60;
- assignment of a maximum 151,638,156 new ordinary shares, each with a value of EUR 0.60, having the same features as those already in circulation, with effect from 1 January 2006, in proportion to the number of existing ordinary shares held in the ratio of 2 new issue shares for every 15 shares existing and held by each shareholder on the effective date of the transaction.

Full power should be conferred upon the Board of Directors to execute resolutions applicable to the free share capital increase and hence to re-determine the nominal value of shares and to assign these without consideration.

2. Paid-in share capital increase and relevant procedures

Bearing in mind previously stated considerations regarding the levels of equity support appropriate for sustaining business development, the Board of Directors deemed appropriate to propose an paid-in share capital increase, payable in *tranches*, to be sold by way of options to shareholders in the Company and on the regulated market, pursuant to article 2441, paragraphs 1 and 3 of the Civil Code.

In the meeting held on 13 March 2006, the Board of Directors, in proposing to give further thought to the total amount of the paid-in share capital increase and to the criteria for determining the issue price, pointed out that, in the light of strategies being pursued, the paid-in share capital would need to be determined for a maximum total nominal amount of EUR 66,000,000, to be effected in *tranches*, by means of an issue, by 27 April 2007, of a maximum 110,000,000 ordinary shares with a nominal value of EUR 0.60, each share to be offered as an option to those who continue to hold shares in the Company on the first day of the subscription period, in proportion to the number of shares owned and on the basis of the subscription ratio to be subsequently determined.

At the subsequent meeting held on 27 March 2006, the Board of Directors redefined the terms of the proposal in the light of consideration undertaken regarding adequate levels of equity support to sustain business developments and with a view to achieving the general objectives proposed by the Industrial Plan 2006-2008 of a Tier 1 objective of 6% and a Total capital ratio objective of 9%, if necessary also acting by means of raising "innovative capital instruments" as detailed above; the redefined terms thus establish:

- the total amount, including any premium, of the increase in share capital to be submitted for approval at the shareholders' meeting; this increase amounting to EUR 150,000,000, necessary roundings excepted, to be effected in *tranches* pursuant to article 2439, paragraph 2 of the Civil Code, by means of issuing a maximum 110,000,000 ordinary shares each with a nominal value of EUR 0.60;
- the unit issue price for the shares, equal to the theoretical ex right price (TERP) for the company's ordinary shares calculated on the basis of the lower of the two values obtained from (i) the simple arithmetic mean of the official prices for the security listed for each day on which the stock exchange was open for business in the one hundred and eighty calendar

days preceding the day on which the issue price was determined, and (ii) the official price for the security listed on the day preceding the day on which the issue price was determined - discounted by a maximum of 35%.

- the latest date for subscription to the new issue shares is 30 November 2006, furthermore establishing that if by this date the increase in capital determined has not been subscribed to in full, the actual capital shall nevertheless be agreed as increased by an amount equal to the subscriptions received.

The issue price shall be determined around the same time as the offer is opened by the Board of Directors, who will, in particular, determine the level of discount on the TERP, based on the specified criteria, and take account of financial market conditions prevailing at the time, as well as usual market practice for similar transactions; this will result in the determination of the subscription ratio and the definitive number of shares to be issued.

Other important aspects of the proposal, illustrated in greater detail in the section relating to the proposals for consideration, are detailed below.

The subscription for shares by means of exercising option rights should be made at the office of issue and generally at the offices of all authorised intermediaries participating in the *Monte Titoli S.p.A.* centralised clearing management system. Securities shall be made available by those authorised intermediaries associated with *Monte Titoli S.p.A.*

The offer price for subscription shares must be paid in full, by the date set by the Board of Directors, to the intermediary that received the order.

The offer period for the subscription for the increase in share capital shall be determined by the Board of Directors. However, execution of the actual increase shall begin after completion of the free share capital increase and, as already specified, will not continue beyond 30 November 2006.

3. Reduction of the number of shares in circulation

Finally, a consolidation transaction would have the effect of reducing the number of shares representing the share capital, thus simplifying the administration of shares in the interests of the shareholders. For this reason, the opportunity is being taken to propose that the shareholders' meeting approves a transaction to consolidate shares in circulation, bringing the nominal value of ordinary shares to EUR 1.00 per share, to be executed after the transactions detailed above with regard to the free and paid-in share capital increase, but not until at least three months have elapsed following the paid-in increase in share capital and, in any event, by 27 July 2007.

3.1 Procedure for consolidation transaction

The proposed transaction consists of a reduction in the number of shares representing the share capital, by means of assignment to those entitled of 6 new ordinary shares of EUR 1.00 for every 10 shares held with effect from the first day of consolidation transactions. Full power should be conferred upon the Board of Directors to fix the exact day, in agreement with the regulators, ensuring that this day is after the completion of transactions to free and paid—in increases to share

capital and that it falls within the period of time starting after three months have elapsed following completion of the paid-in share capital increase to 27 July 2007.

4. Adaptation of terms regarding power already granted to the Board of Directors for the paid-in share capital increase relating to share bonus schemes.

Paragraphs 2 to 4 of article 5 of the articles of association currently detail the powers granted to the Board of Directors by the shareholders' meeting held on 27 March 2000 on the matter of free share capital increases for the benefit the majority of employees (stock-granting) and paid-in share capital increases for the benefit of managers of the Bank and other companies within the Group (stock-option); also detailed is the extent to which the Board has used these powers since they were granted. Since the Board has hitherto exercised its powers with due consideration, it is expedient to condense the existing text into one single paragraph, leaving it clear which transactions are still to be completed.

holding mandates or who perform special duties and, if required by the Executive Committee, for formulating proposals to determine the criteria for remuneration of the top management of the Company.

After the renewal of the administrative offices, which took place in 2003, the Committee met to formulate proposals regarding compensation of the Chairman and Deputy Chairman for the three years of the mandate.

Remuneration of the members of the Board of Directors, even if they are also members of the Executive Committee, does not include result-based compensation, in keeping with the non-executive nature of the offices. Remuneration of some members of top management includes a variable compensation in relation to company performance. For the managers in charge of specific functional areas, incentives have been introduced which tie part of compensation to achievement of pre-set objectives specific to each area. In addition, the Board of Directors passed resolution regarding stock options to assign to managers of the Company and other Group companies, using the special mandate granted by the Extraordinary General meeting to the Board on 27 March 2000.

4) Internal Control System

The internal control system represents an aspect of the company for which banks are subject to a specific set of regulations and the comprehensive control of its application by the Bank of Italy. The internal control system approach adopted by the Code is similar to the one used as reference by the Italian Banking Regulations.

In this regard, it is worth mentioning the responsibilities that the aforementioned regulations attribute to the Board of Directors, which include:

"— approval of the strategic directions and risk management policies. The BoD must be aware of the risks to which the Bank is exposed, learn and approve the methods through which the risks are detected and surveyed;

— approval of the organizational structure of the bank; ensuring that the responsibilities and the duties are allocated in a clear and appropriate way with special regard for the methods of delegation and submitted to review wherever the need arises; and providing for tools to check exercise of the delegated powers;

— assuring that top management defines a system of internal controls, compatible with the pre-defined propensity to risk; that the control functions have an appropriate degree of independence in their structure; and that adequate resources are provided for correct operations;

— assuring that a correct, comprehensive and timely information system is defined;

— assuring that the functionality, efficiency and effectiveness of the internal control system are periodically assessed and that the results of the set of checks are reported to the Board; if gaps or anomalies emerge, the BoD promptly adopts suitable corrective measures."

The guidelines of the system adopted by the Banca CR Firenze Group were formalized in the "Abstract of Group Internal Control System" and in the "Internal Auditing Activity Regulations", approved by the Board of Directors of the parent bank in December 2000 and subject to update during subsequent meetings on several occasions. The most recent occasion was in October 2005, when the internal regulatory system was integrated with the provisions of Leg. Decree 231/2001 as regards administrative responsibility of authorities with legal status. Special mention should be made of the following fundamental principles:

- "The controls - an integral part of daily company operations - involve Administrative Bodies, the Board of Auditors, Management and all personnel to varying degrees;"
- "The internal control system must cover all types of risks [...]. Special attention is paid to the functions assigned to control in institutional purposes - not directly regarding the industrial/manufacturing process - which are identified as:
  - Management control;
  - Risk Management;
  - Internal auditing.
- "Control mechanisms include the following :
  - Line Controls implemented as part of the organisational and information procedures;
  - Operating Control for supervision of revenues and costs and continuous monitoring of the results of economic and capital objectives;
  - Risk Management for monitoring financial, credit and operating risks;
  - Internal Audits, delegated to the Group Auditing and Control Office, to assess the adequacy and effectiveness of the control systems and their supervision and monitoring of the other risks."

The Internal Audit function is performed by a specific department, called the Group Auditing and Control Office - which reports to the General Manager - composed of some fifty staff members whose function is defined by the internal regulations. This office must:

- ensure continuous checks and controls of the regulations and procedures to safeguard the financial, economic and capital situation of the Group, by making remote and/or on-site analyses and audits, with a view to identifying unusual events, violations of the procedures and defects in the control system, as well as deformities in operating and managerial conduct;
- verify compliance with the regulations, provisions and obligations and ensure adequacy and updates of the control system;
- monitor operations and effectiveness of the operating processes of the IT systems;
- verify reliability and conformity of the organisational structures, checking compliance in the various operating areas of the limits envisaged by the delegation mechanisms;
- provide for the necessary reporting activities on the findings;
- check that any anomalies detected are eliminated.

As part of the initiatives designed to adapt operations to the directives of Leg. Decree 231/2001, referred to below, in September 2005, the Supervisory Authority 231 delegated the Auditing Office to perform checks on compliance with the Organisational and Management Model, and the adequacy thereof to the regulatory needs and/or organisational/operating needs.

The Internal Audit office provides continuous and specific reporting to the administrative bodies and top management, in accordance with a highly developed programme approved by the Board of Directors. In summary, it calls for preparation of monthly reports to the Board of Statutory Auditors and four-monthly reports to the administrative bodies and the Supervisory Body ref. Law 231, which are therefore able to periodically evaluate the efficiency of the internal control systems in the various departments. The General Manager receives a detailed report on the results of the audit and immediate notification of particularly serious facts and events.

The auditing structure of Banca CR Firenze performs centralised Group activities, including supervision over the group's banks, ensuring that the top management, the administrative bodies of the parent company, and the Supervisory Body ref. Law 231 of each individual banks the necessary visibility on the adequacy of the internal control system to the risk profiles of the main subsidiaries.

In light of the above, and in particular, pursuant to specific legislative and regulatory provisions that govern bank affairs and that assign specific responsibilities in relation to issues of internal control to the Board of Directors, the Executive Committee, the Board of Statutory Auditors and Top Management, the Group has opted not to set up an internal control committee.

For the purpose of improving the overall structure of controls and preventing the possibility that Group companies would be penalized under Leg. Decree 231/2001, which introduces the new principle of "administrative responsibility" for authorities with legal status. In July 2004 the Board of Directors approved start-up of a specific project which was run with the involvement of a high ranking consultant.

The first phase of the project ended in December 2004, with approval of the Organisational and Management Model. The Model was designed to supplement, where necessary, the control system in relation to the specific provisions of the regulation in question.

The Model consists of a General Section, essentially a statement of the fundamental principles, and a Special Section, which focuses on various cases considered felonies under Leg. Decree 231/2001, comparing them to the so-called "sensitive areas" of the Bank and laying down rules of conduct, most of which are already envisaged under company regulations.

The Organisational and Management Model, in relation to which the Group has provided for widespread information and personnel training activities, has been extended to all Group companies.

As an essential element for implementation of the Model in question, on 24 January 2005, the Board appointed a Supervisory Body to control and enforce compliance with the Model. This body is comprised of two independent and non-executive directors, Francesco Corsi and Pier Giovanni Marzili, the Chairman of the Board of Statutory Auditors, a qualified member of the business community - Sergio Ceccuzzi, President of Assindustria Firenze and Confindustria Toscana -, and the Director of the Auditing and Control office of the Group. The supervisory body meets quarterly.

The Organisational and Management Model is supplemented by the new regulations on market abuse (Law 62 of 18 April 2005); this regulation introduced crimes of abuse of confidential information and market manipulation into the Leg. Decree 231. Integration of the Model was approved by the Board of Directors in its meeting on 19 December 2005.

The actions to integrate the Model with the regulatory instructions is continuing with implementation of the new items introduced by Law 262/05 of 12 January 2006 (the law contains the regulations for protecting savings and provisions for governance of the companies operating on financial markets).

5) Transactions with related parties

Article 12 of the Articles of Association provides that significant transactions with related parties, in view of their sensitivity, are the exclusive realm of the Board of Directors.

Specific quantitative criteria to distinguish the significance of these transactions have not yet been formalised. Reference is made mainly to their nature, the type of ties that are created by the Company, and the time interim of the decisions. For example, the Board of Directors must approve any transactions involving equity investments. For transactions of a broader impact, external experts were consulted for their assessment of the economic congruity of the transactions, as envisaged by the Code.

Operations with the reference bank shareholders are part of the strategic design that characterises Banca CR Firenze S.p.A.

In November 1999, concurrent with the sale by Ente Cassa di Risparmio di Firenze of capital shares to Sanpaolo IMI S.p.A. and BNP Paribas S.A. and signing of the shareholders' agreement, Banca CR Firenze S.p.A. laid down framework agreements with the two shareholders and their Group companies; these framework agreements make it possible for the Bank to take advantage of the specialized expertise of the other two banks. In particular, Sanpaolo IMI assumes the role of primary liaison for developing asset management activities, project financing, investment banking and financing large enterprises, while BNP Paribas maintains the role of reference stakeholder mainly for consumer credit, leasing, factoring and *bancassurance*.

The selection of operations partners in transactions that involve the aforementioned areas was guided, under identical conditions, by these agreements. The general framework agreement relating to these operating aspects expired in March 2006 and is expected to be renewed. However, other agreements entered into for specific business areas remain effective.

Finally, we remind of the authorisation procedure that Article 136 of Leg. Decree 385/93 imposed for transactions that entail undertaking obligations with the Bank by the Board Members, Statutory Auditors and General Managers of the companies of the banking group. In these cases, the Board of Directors must pass unanimous resolution of approval; failing this resolution, the Auditors must pass unanimous approval.

Commencing 17 May 2006, the sphere of application of this provision will be extended to companies in which the above-mentioned exponents hold administrative, managerial or control responsibilities and to their subsidiary or associated companies. This will involve application of this rigorous procedure to most of the parties that comprise the parties related to the bank.

Beyond the circumstances cited, transactions with related parties generally represent an infrequent event in the life of the Company and are handled with complete transparency and in compliance with the regulations.

6) Confidential information and the Code of Internal Dealing

Pursuant to Article 6 of the Code, the bank has adopted a procedure for handling confidential information, including price sensitive information; the General Manager is responsible for defining what news should be considered relevant information and approves

the related disclosure memo, drawn up by the Investor Relations office, whose role is described in the following paragraph.

This procedure was approved by the Board of Directors and formalised with memos addressed to the parties involved.

In December 2002, the Board of Directors approved the Code of Conduct on Internal Dealing, according to the provisions issued by Borsa Italiana S.p.A., which will be applied until the end of the 1st quarter 2006; after this date, internal dealing material will be regulated by legal provisions and the relative implementing regulations.

Under the regulations of the Code, the Bank must inform the market of transactions executed on financial instruments issued by Banca CR Firenze S.p.A., including exercise of stock options and option rights, by "relevant persons" of the Company, namely acting Statutory Auditors, Directors, the General Manager, and other managers or personnel with access to information on the economic and financial situation and schedules of the Company.

In particular, a statement of the transactions executed by each key member is sent to the market by the tenth working day of the stock market at the end of each calendar quarter if the total value of transactions by any single "relevant person" in the quarter is EUR 50,000 but does not exceed EUR 250,000. In the latter case, market disclosure must be made immediately.

The regulation adopted by our company was characterised by a specific regulation, which expands on the obligations of persons who cease to be a "relevant person", and by identification of an officer to manage the regulation, appointed to adapt it to every new need.

7) Shareholder Relations

Pursuant to Article 11 of the Code, the company has set up an internal structure that performs investor relation functions for the purpose of establishing open communications with shareholders and institutional investors, founded on the understanding of the reciprocal roles.

One of the main channels of information between the company and current and potential investors is the Investor Relations section of the company Web site (http://www.bancacrfirenze.it) which also supplies the contact names of the IR staff. The Investor Relations pages of the site are available in English and Italian.

The company believes that the Annual General Meetings represent an excellent opportunity for rewarding and meaningful dialogue with the administrative bodies and shareholders and facilitates participation.

During the two meetings held in 2005, the shareholders present, in person and by proxy, represented 76.81% of the share capital in the ordinary meeting on 28 April and 58.13% of the share capital in the extraordinary meeting on 21 December. The presence of institutional investors and groups of small shareholders at the meeting has led in both circumstances to participation of a significant share - approximately one third - of the portion of company shares not owned by the three main shareholders, and therefore, unable to sway the outcome of the meeting.

The Ordinary General Meeting called on 27 April 2001 passed resolution to adopt a specific regulation to govern meetings, as provided under point 12.4 of the Code, with the purpose of ensuring the orderly running of meetings and the right of each shareholder to have input in the issues being discussed.

In consideration of the current company organization, the guarantees put in place by Italian law, regulatory provisions and the Articles of Association to protect minorities are considered adequate and balanced with respect to the need of all shareholders for an efficient and streamlined running of company affairs.

As a result, the Board does not feel that it is necessary to propose changes to the current company Articles of Association, except in the event of changes to legal or regulatory provisions as they arise.

8) Statutory Auditors

The methods of electing Statutory Auditors, governed by Articles 15 and 16 of the Articles of Association, provide a voting system by lists of candidates. Lists can be presented by shareholders representing a total of at least 1% of the share capital. The Chairman of the Board of Statutory Auditors, a standing auditor and an alternate auditor are chosen from the list that receives the highest number of votes. The second list will provide a standing auditor and an alternate auditor.

The provisions of the Articles of Association, including as regards the limits to the number of offices to be held by the auditors, will be adjusted to the new regulations introduced by Law 262/2005 to "on the protection of savings" in compliance with the implementing provisions that will be issued by Consob.

As regards the matters under point 13 of the Code, the mechanism for appointing the Board of Auditors envisaged by the Articles of Association provides that the list of candidates must be filed at the company's registered head office at least five days before the date set for the General Meeting.

On the two occasions in which statutory auditors were appointed by voting list, in the ordinary general meetings on 27 April 2001 and 26 April 2004, the lists of candidates for the office of auditor, even though not required under the Articles of Association, were furnished complete with a curriculum vitae of the candidates.

For the forthcoming renewals of the Board, which, as mentioned, will be regulated by new provisions, the Board hopes that the shareholders proceed with presentation of the lists in compliance with the principles of transparency contained in the Code.

The characteristics of independence and confidentiality of the Board of Statutory Auditors as under points 13.2 and 13.3 of the Code are ensured by the set of regulations that govern its operation, including provisions specific to the banking sector which introduce direct information connections with the Supervisory Authorities and the characteristics of the Statutory Auditors.

Florence, 27 March 2006

Banca CR Firenze S.p.A.

The Board of Directors

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE
Società per Azioni

Parent Company of Gruppo Banca CR Firenze
Banking Groups Register Member no. 6160.6
Registered Offices in Florence, 6 via Bufalini
Share capital Euro 648,253,116.33 fully paid-in
Florence Register of Companies no.,
fiscal code & VAT no. 04385190485

Ordinary and Extraordinary General Meeting of Shareholders

27 April 2006
12 May 2006

Appointment of the Board Directors
List of nominees

List 1 - Presented by Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia and SO.FI.BA.R. (a member of the banking group Cassa di Risparmio di Ravenna)

<table>
<tr><th>Number</th><th>Name</th><th>Nominating shareholders</th><th>Independent</th></tr>
<tr><td>1</td><td>Aureliano BENEDETTI
born in Florence on 15.11.1935</td><td>Ente Cassa di Risparmio di Firenze</td><td>NO</td></tr>
<tr><td colspan="4">Chartered accountant in Florence, current Chairman of Banca CR Firenze SpA. Holds other positions in banks and financial companies. Deputy Chairman of ABI, the Italian banking association, and Member of the Milan Stock Exchange commission for the revision of the Corporate Governance Code of listed companies.</td></tr>
<tr><td>2</td><td>Piero ANTINORI
born in Pelago (Florence) on 15.7.1938</td><td>Ente Cassa di Risparmio di Firenze</td><td>YES</td></tr>
<tr><td colspan="4">Chairman of the company founded by the Antinori family and past member of different national associations of wine producers. Member of the Board of various Italian and international listed and non-listed companies. Currently, a Member of the Board of Directors of Banca CR Firenze SpA.</td></tr>
<tr><td>3</td><td>Pier Giovanni MARZILI
born in Florence on 2.8.1932</td><td>Ente Cassa di Risparmio di Firenze</td><td>NO</td></tr>
<tr><td colspan="4">Past Professor of Business Economics and Marketing at the University of Florence. Member of the Board of various Italian listed and non-listed companies. Currently, a Member of the Board of Directors of Banca CR Firenze SpA.</td></tr>
<tr><td>4</td><td>Giuseppe MORBIDELLI
born in Arezzo on 16.11.1944</td><td>Ente Cassa di Risparmio di Firenze</td><td>NO</td></tr>
<tr><td colspan="4">Lawyer and professor of Constitutional Law at La Sapienza University Law School of Rome. Past member of different ministerial commissions on reforms. Chairman of Fondazione CESIFIN "Alberto Predieri". Currently a Member of the Board of Directors of Banca CR Firenze SpA.</td></tr>
<tr><td>5</td><td>Riccardo VARALDO
n. Savona il 17.6.1935</td><td>Ente Cassa di Risparmio di Firenze</td><td>YES</td></tr>
<tr><td colspan="4">Principal of the Scuola Superiore di Sant'Anna di Pisa and also full professor of Economy and Business Management. Chairman of the Italian Marketing Society. Member of the Board of listed and non-listed companies and foundations. Ministry of Education commission member on research and industrial liaison offices.</td></tr>
<tr><td>6</td><td>Matteo MELLEY
born in La Spezia on 15.3.1960</td><td>Fondazione Cassa di Risparmio della Spezia</td><td>NO</td></tr>
<tr><td colspan="4">Lawyer specialized in civil law, with particular experience on corporate and administrative matters. Banking foundation Chairman and Member of the Board of various Italian companies.</td></tr>
<tr><td>7</td><td>Alessio COLOMEICIUC
born in Serravalle Pistoiese (Pistoia) on 25.6.1956</td><td>Fondazione Cassa di Risparmio di Pistoia e Pescia</td><td>YES</td></tr>
<tr><td colspan="4">Lawyer, acquired wide experience through more than 20 years of consultancies and legal assistance to banking companies, businesses and to subjects involved in bankruptcy cases. Currently a Member of the Board of Directors of Banca CR Firenze SpA.</td></tr>
<tr><td>8</td><td>Antonio PATUELLI
born in Bologna on 10.2.1951</td><td>SOFIBAR SpA</td><td>YES</td></tr>
<tr><td colspan="4">Chairman of Cassa di Risparmio di Ravenna S.p.A. and SOFIBAR SpA. Deputy Chairman of ACRI (Italian Association of Savings Banks & Banking Foundations) and Board of Directors and Committee Member of ABI. Owner of a family farming business.</td></tr>
<tr><td>9</td><td>Sergio CECCUZZI
born in Siena on 15.2.1941</td><td>SOFIBAR SpA</td><td>YES</td></tr>
<tr><td colspan="4">Chairman of Assindustria Firenze and of Confindustria Toscana, the association of Florentine and Tuscan business companies, Member of the national board of Confindustria. Past President of Europa Metalli.</td></tr>
<tr><td>10</td><td>Umberto TOMBARI
born in Grosseto on 18.6.1966</td><td>SOFIBAR SpA</td><td>YES</td></tr>
<tr><td colspan="4">Lawyer, through his profession is experienced in corporate, commercial, banking and financial market matters . Member of the commission on business law reforms set up by the Ministry of Justice.</td></tr>
</table>

List 2 - Presented by SANPAOLO IMI S.p.A.

<table>
<tr><th>Number</th><th>Name</th><th>Independent</th></tr>
<tr><td>1</td><td>Pio BUSSOLOTTO
born in Vicenza on 7.01.1936</td><td>NO</td></tr>
<tr><td colspan="3">As current or past positions, Member of the Board of many companies, amongst others: Sanpaolo IMI, CR Padova e Rovigo, Banca delle Marche. Currently a Member of the Board of Directors of Banca CR Firenze SpA</td></tr>
<tr><td>2</td><td>Massimo MATTERA
born in Rome on 29.09.1944</td><td>NO</td></tr>
<tr><td colspan="3">Employed by IMI Group and later by Sanpaolo IMI Group. Held various positions through the years and is currently a Board Member of Banca IMI and Chairman of IMI Investimenti. Currently a Member of the Board of Directors of Banca CR Firenze SpA.</td></tr>
<tr><td>3</td><td>Francesco TARANTO
born in Genoa on 13.05.1940</td><td>YES</td></tr>
<tr><td colspan="3">Current or past positions, among others, with Enel, Banca Carige and Pioneer Global Asset Management. Member of the Milan Stock Exchange commission for the revision of the Corporate Governance Code of listed companies.</td></tr>
<tr><td>4</td><td>Luciano Matteo QUATTROCCHIO
born in Nichelino (Turin) on 13.07.1964</td><td>YES</td></tr>
<tr><td colspan="3">Professor of Business Law at the Faculty of Economics of the University of Turin and chartered accountant and auditor.</td></tr>
</table>

List 3 - Presented by BNP PARIBAS S.A.

Number	Name	Independent
1	Jean CLAMON born in Sète (France) on 10.09.1952	NO
Joined the Paribas group in 1976 and in 2003 was appointed Chief Operating Office of BNP Paribas. Currently a Member of the Board of Directors of Banca CR Firenze SpA.		
2	Giuseppe SPADAFORA born in Palermo on 7.09.1954	NO
Head of BNP Paribas Italy. Also holds other positions in financial companies. Formerly, Managing Director of Banco di Sicilia. Member of the Board of Directors of ABI. Currently a Member of the Board of Directors of Banca CR Firenze SpA.		
3	Nicola MOLIN PRADEL born in Duisburg (Germany) on 10.04.1961	YES
Chartered accountant and auditor; Partner of the company Eulogos. Member of various arbitration commissions.		
4	Paola FRESCHI born in Milan on 11.10.1974	YES
Chartered accountant and auditor, works with the firm Carbone & Associati of Milan.		

Press release

BOARD MEETING OF BANCA CR FIRENZE SpA:

➢ RESULTS FOR 2005 FINANCIAL YEAR APPROVED

- **Consolidated net income of 171.0 million Euro, an increase of 19.8%** over the 142.7 million recorded in 2004[1].
- **Consolidated net income per share at 0.150 Euro**
- **Total gross revenues at 945.4 million Euro, + 3.2%** over the 916.1 million in 2004
- **Administrative expenses at 625.9 million Euro, + 2.2%** over the 612.7 million in 2004
- **Net operating result of 263.1 million Euro, + 9.1%** over the 241.2 million in 2004
- ***ROE[2] at 14.6%*** *(13.7% in 2004)*
- **Managed funds grew by 5.7%** to 35,874 million Euro (33,931 million in 2004)
- **The Board of Directors proposed the confirmation of a dividend per share of 0.052 Euro** with coupon detachment on 15 May 2006.

➢ FURTHER DETAILS OF THE CAPITAL INCREASE OPERATION DEFINED

- **Following the free increase of the share capital for a nominal maximum total of 125.1 million Euro and the issuance of a maximum of 151,638,156 new shares, a paid-in increase in the share capital for a total of 150 million Euro, including a possible over price, will be implemented, as approved by the Board of Directors .**

[1] The percentage variations of the values of the income statement have been calculated using values at 31 December 2004 to which all the principles of the IAS/IFRS have been applied, with the exception of the IAS 32 and 39 and IFRS 2 and 4 principles, adopted from 1 January 2005, which govern financial instruments, payments based on shares, and insurance contracts. With regard to the comparability of data, it should also be noted that at 31 December 2004, item 90 (net result of coverage activities) was not optimized as this value had not been ascertained, while with respect to items 110, 150 and 160, entirely referring to insurance companies, the application of IAS 39 and IFRS 4 principles has been anticipated in the 2004 financial year by making estimates to obtain a homogenous classification that is comparable with the 2005 figures.

[2] ROE is calculated by dividing the consolidated net earnings by average shareholders' equity in the period 31.12.2004-31.12.2005, profits from contracts in progress excluded.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, has today approved the draft of the company's financial statement and the consolidated 2005 financial statement, presented by the Chief Executive Officer Lino Moscatelli. The Board meeting defined further details of the proposed capital increase by payment.

The Board also decided to propose to the Shareholders' meeting a **dividend** of **0.052 Euro per share,** the same as last year, on the **Parent Company's** net earnings of **118.1 million** Euro[3], a 21.8% increase of the 2004 figure. The date of payment will be 18 May 2006, with **coupon detachment on 15 May 2006.** In addition, following the free increase in share capital, shareholders will be allocated new shares for a maximum total of 151,638,156 shares.

The draft 2005 financial statement of Banca CR Firenze Spa, the proposed capital increase free of charge and by payment, and the dividend proposal shall be submitted for approval by the **Shareholders' Meeting** convened, in both ordinary and extraordinary sessions, on **27 April.**

RESULTS FOR 2005

The consolidated results, following the positive contribution of all subsidiary companies, reveal excellent Group performance, which has exceeded the profitability target set by the 2003-2005 industrial plan (EPS at 0.110 Euro against 0.104) and has substantially reached the efficiency target (cost/income at 65.4% against 65.1%) [4].

Specifically, the results are as follows:

CONSOLIDATED INCOME STATEMENT

Total gross revenues closed at 945.4 million Euro, an **increase** of **3.2%** over the same period of last year.

- Within this category, **the net interest income of 502.9 million Euro**, shows in **increase** of **8.2%**, due to the growth of interest received from clients, mainly caused by the expansion of medium/long term loans;
- **Net commission** and **recoveries on savings deposits and on non-overdraft current accounts** are essentially **stable** at **327.5 million Euro (-0.5%)**; the result was influenced on the one hand by the positive performance of the managed funds and revenues sector and on the other hand by minor recoveries in current accounts without overdrafts and in savings deposits. In this respect it should be emphasized that the 2005 figure for commissions has been comparatively penalized by the application of the *amortized cost*, which is distributed over a

[3] The financial statement of the Parent Company is compiled according to national standards

[4] The 2005 objectives notified to the market – EPS and cost/income – are not comparable with the figures appearing in the 2005 consolidated financial statement in that the latter was compiled according to IAS/IFRS accounting principles, which were not in force at the time that the 2003-2005 Industrial Plan was compiled. The EPS and cost/income figures indicated in this paragraph have been homogenized in order to facilitate their assessment.

period of several years for certain types of positive commissions, while the same commissions for 2004 will be fully recorded in the year.

- The contribution of the **dividends and income from shareholdings** item was positive, rising to 67.6 million Euro to 59.0 in 2004 (**+14.6%**), while a negative indication came from the aggregate **result of financial assets and liabilities**, which dropped to 46.4 million Euro in 2004 to 42.8 **(-7.8%).**
- The new item on the financial statement, **net result of insurance management**, of 4.6 million Euro showing a decrease of 72.8%, is influenced by the application of the fair value option in the valuation of stocks linked to the technical reserves of the subsidiary Centrovita Assicurazioni which, however, showed an increase of 2.1% to 12.5 million Euro at the end of 2005, further confirming the positive trend in the sector.

The **net total revenues**, rose from 853.9 million Euro to **889.0 (+4.1%)**, this figure is reached after net adjustments of 56.4 million Euro, a decrease of 9.3% from 62.2 million in 2004. In particular, **net adjustments on loans decreased by 10.7%** (from 62.2 million to 56.4).

Administrative expenses showed a **contained growth of 2.2%**, rising from 612.7 million Euro to 625.9 million. A **positive** contribution was made by **net value adjustments to tangible and intangible assets** (-8.2%) and **other net revenues** (+17.6%). **Personnel costs**, influenced by the renewal of the national labour agreement and the *contributions to the Supplementary Pension Fund* item of the Parent Company previously included among the *provisions for risks and contingencies*, showed a **growth of 3.8%**, bringing the value to 389.4 million Euro at the end of the financial year. Other administrative cost grew by 5.0% to 226.7 million Euro, affected, among other factors, by the increase in stamp duty introduced in 2005.

The **net operating result** closed at **263.1 million Euro**, an increase of **9.1%**.

Consolidated net income closed at **171.0 million Euro**, showing an **increase** over the previous year of **19.8%**. The achievement of this result has been assisted by a tax saving related to the application of a substitute tax on appreciation of immovable property.

CONSOLIDATED BALANCE SHEET

Net customer loans reached **13.147 million Euro**, an **increase** of **5.1%.** An important contribution was made by mortgage loans, which rose from 5,354 million to 6,039 million Euro (+12.8%).

- In a portfolio already characterized by a high level of quality and in the face of growing loans, **gross non-performing loans** decreased by **2.2%**, while net non-performing loans rose to 146 million Euro (+ 6,1%). The gross **non-performing/gross loans** ratio of **2.40%**, illustrates the quality of credit.

Total funding from clients reached **35,884 million Euro**, an **increase** of **5.8%**, with an essentially similar dynamic between direct and indirect components: **direct funding** actually **rose** by **5.3%** (to 15,753 million), while **indirect** funding rose by **6.1%** (to 20,132 million Euro). Within this category, the growth in asset administrations (+15.5% to 3,040 million Euro) and insurance products (+ 6.4% to 2.738 million) should be noted.

PERFORMANCE OF SECTORS OF ACTIVITY

The year 2005 has seen an overall improvement in the profitability of all sectors of activity, concentrated, as usual, in the retail sector[5]. Some summary data is presented in the following table:

	2005	2004	
Retail			
Net income	**117**	75	**+55.0%**
Average allocated capital	**468**	435	**+7.6%**
Profitability	**25.0%**	17.3%	**+7.6 p/l**
Cost/income	**71.1%**	72.7%	**+1.6 p/l**
Companies and Private Bkg.			
Net income	**34**	32	**+5.1%**
Average allocated capital	**246**	223	**+10.4%**
Profitability	**13.7%**	14.4%	**-0.7 p/l**
Cost/income	**57.6%**	55.1%	**+2.5 p/l**
Finance			
Net income	**15**	15	**-----**
Average allocated capital	**109**	112	**-2.6%**
Profitability	**13.6%**	13.0%	**+0.6 p/l**
Cost/income	**35.9%**	37.0%	**-1.1 p/l**
Wealth Management			
Net income	**30**	24	**+22.7%**
Average allocated capital	**82**	68	**+22.2%**
Profitability	**36.0%**	35.9%	**+0.1 p/l**
Cost/income	**27.2%**	30.4%	**-3.2 p/l**

* The shareholding Findomestic Banca SpA, consumer credit services, has been consolidated at net equity. Consequently the results of this shareholding are not included in the above figures.

CAPITAL INCREASE

The Board of Directors has provided further details of the of the part of proposed capital increase to be exercised by payment, to be offered as an option to shareholders, which will be submitted for the approval of the Shareholders' meeting on 27th April next:

[5] Retail: includes retail subsidiaries of the Parent Bank, other banks of the Group, and the network of financial promoters. Companies and Private Banking: includes the Company Centres, relations with Authorities and tax collection. Finance: includes the property portfolio and the Group treasury. Wealth Management: includes Centrovita Assicurazioni Spa and CR Firenze Gestione Internationale (mutual funds).

- The sum total will be of 150 million Euro, subject to rounding off and including any premium. The operation mainly provides for the issue of 110 million new ordinary shares of a nominal value of 0.60 Euro each;

- The unit price of issue of each new share will be equal to the theoretical ex right price (TERP) of the ordinary company, discounted by a figure that shall be determined by the Board of Directors, within a maximum range of 35%. The TERP will be calculated on the basis of the lesser between:

  a) the simple arithmetic average official prices of the share on each Stock Exchange trading day within the one hundred and eighty calendar days prior to the day of determination of the issue price,
  b) the official price of the share announced on the day before the day of determination of the issue price.

- The deadline for subscription of newly-issued shares is established at 30 November 2006. If by this date the capital increase as resolved is not fully subscribed, the capital shall nevertheless be understood as increased by the amount of the subscriptions collected.

- The Board of Directors shall be granted the widest powers to implement resolutions on the share capital increase operation. Amongst all, the Board of Directors is empowered to determine the issue price by the criteria outlined above, the subscription ratio, and to make the necessary amendments to the articles of association.

At the end of the free and the paid-in share capital increase operations, but certainly not before three months from the completion of the paid-in increase, a reverse split transaction on ordinary shares will take place, whereby 6 new ordinary shares with a nominal value of Euro 1.00 for every 10 ordinary shares owned with a nominal value of Euro 0.60 will be allocated.

Florence, 27 March 2006

BANCA CR FIRENZE

MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

The 3rd and the 5th of April 2006 a total of 158,701 shares have been subscribed and fully paid up. Attestations pursuant to Article 2444 of the Italian Civil Code were logged for entry in the Florence Companies Register on April the 18th, 2006.

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	648,253,116.33	1,137,286,169	0.57	648,162,656.76	1,137,127,468	0.57
Ordinary Shares *(full entitlement) Coupon n° 6*	648,253,116.33	1,137,286,169	0.57	648,162,656.76	1,137,127,468	0.57

Florence, April 19th, 2006

BANCA CR FIRENZE

Press Release

THE ANNUAL GENERAL SHAREHOLDERS' MEETING APPROVES THE 2005 ANNUAL REPORT AND ELECTS THE NEW BOARD OF DIRECTORS

- Elected the new Board of Directors and reconfirmed Aureliano Benedetti to the post of Chairman of the Board
- Approved the individual and the consolidated 2005 annual report results.
- Approved the share capital increases – both free and paid-in transactions - and the following reverse split swap operation
- In addition, the AGM approved the proposal to pay a 0.052 Euro per share dividend, confirmed its authorisation to buy and sell its own shares and resolved to appoint as independent auditors the company PricewaterhouseCoopers

---

The annual shareholders' meeting, chaired by Aureliano Benedetti, convened today in Florence to discuss and vote on the following matters on the agenda:

➢ **ELECTED THE NEW BOARD OF DIRECTORS OF BANCA CR FIRENZE SPA COMPOSED OF 14 MEMBERS CHOSEN AMONG THE NOMINEES PRESENTED BY THE VOTING LISTS RELEASED BY THE SHAREHOLDERS.**

In addition to Aureliano Benedetti, confirmed to the post of Chairman of the Board, the newly elected directors are Piero Antinori, Pier Giovanni Marzili, Giuseppe Morbidelli, Riccardo Varaldo, Matteo Melley, Alessio Colomeiciuc, Antonio Patuelli and Sergio Ceccuzzi who were chosen from the voting list which placed first, presented by Ente Cassa di Risparmio di Firenze, Fondazioni Cassa di Risparmio della Spezia, Cassa di Risparmio di Pistoia e Pescia and SO.FI.BA.R. Spa. From the voting list that placed second, presented by the shareholder Sanpaolo IMI, the other newly-elected directors are Pio Bussolotto, Massimo Mattera and Francesco Taranto. From the voting list presented by BNP Paribas, which placed third, the elected directors are Jean Clamon and Giuseppe Spadafora[1].
The elected Board Directors shall each hold office until the annual general meeting of shareholders that will approve the 2008 annual report.

[1] Additional information on the new directors, i.e. their independence prerequisites and their personal profile, can be accessed through the company website – www.bancacrfirenze.it/investor - at the section called "Shareholders' General Meeting".

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

➢ **APPROVED THE INDIVIDUAL AND THE CONSOLIDATED 2005 ANNUAL REPORT**

Excellent Group results have been achieved; the Group surpassed the profitability target which had been set out by the 2003-2005 business plan (EPS at 0.110 Euro against the 0.104 Euro target) and substantially attained the efficiency target (cost/income at 65.4% against 65.1%).

- **Banca CR Firenze**'s net income for year 2005 amounts to 118.1 million Euro, up 21.8% over the previous year. Loans to customers totalled 8,863 million Euro (+6,0%) while total financial assets grew 6.5% to 25,802 million Euro;

- According to the **consolidated annual report,** the net income totalled 149 million Euro, up 14.6% over the 130 million Euro of the 2004 *pro-forma*[2]. Again the assets aggregates rose: net loans to customers attained 13,147 million Euro (+7.3%) while total financial assets resulted in 35,653 million Euro (+6.2%).

The annual general meeting of shareholders also voted in favour of the proposal submitted by the Board of Directors for the payment of a gross, pre-tax 0.052 Euro dividend per ordinary share in circulation. The Coupon 6 ex dividend date will be 15 May 2006 and the dividend settlement date will be 18 May 2006.

➢ **APPROVED THE SHARE CAPITAL INCREASE, BOTH THE FREE AND THE PAID-IN, AND ALSO THE SHARE REVERSE SPLIT OPERATION:**

- the proposed **free capital increase** for a maximum nominal value of 125,101,478.67 Euro, to be implemented in advance of the paid-in increase, provides for:

  - an increase in the nominal value of shares to 0.60 Euro (from 0.57 Euro) by drawing on the share premium reserve;
  - the issuance of a maximum of 151,638,156 new ordinary shares with a nominal value of 0.60 Euro each and with the same characteristics of those already issued and January 1st 2006 start of dividend entitlement, through free allocation to shareholders of 2 new shares for every 15 shares already held by each shareholder, in proportion to the existing number of ordinary shares already held. The new issuance will draw on the share premium reserve, property revaluation reserve and reserve arising from mergers.

- the **paid-in capital increase** provides for:

  - the issue of a maximum of 110,000,000 new ordinary shares with a nominal value of 0.60 Euro per share for a total amount equivalent to 150,000,000 Euro, except for roundings and including any share premium.

  - the issue price per new share to be equivalent to the theoretical ex right price (TERP) of the ordinary shares of the company, discounted by a percentage that shall be determined

[2] The 2004 *pro-forma* net income has been elaborated to allow comparisons with the 2005 consolidated net income which has been drafted in conformity with IAS/IFRS new international accounting standards.

by the Board of Directors, however it shall not be over 35%. The TERP will be calculated on the basis of the lesser of the two following options:

(i.) the simple arithmetic mean of the daily official closing price on the Stock Exchange during 180 calendar day prior to the date of the issue price determination.
(ii.) the official closing price of the stock on the day prior to the determination price of the issue.

The term date for endorsing newly-issued shares shall be 30 November 2006. If the share capital increase approved by the AGM shall not be fully endorsed within this term date, the share capital increase shall be nevertheless for the amount equivalent to the endorsements gathered within the term date.

- a **share reverse split operation** of the ordinary shares representing the company share capital by the allocation of 6 new ordinary shares with a nominal value of 1.00 Euro for every 10 ordinary shares with a nominal value of 0.60 Euro per shares held. The reverse split transaction will take place on completion of the free and the paid-in share capital operations and no earlier than three month from completion of the paid-in capital increase and, in any event, by the deadline of 27 July 2007.

With regards to the above-mentioned operations, the annual general shareholders' meeting has empowered the Board of Directors to proceed with the necessary mathematical adjustments to the terms related to the paid-in share capital increase foreseen by the incentive stock plans.

The shareholders' meeting has granted the Board of Directors full powers to implement the approved operations, amongst which the power to set the price for the issuance, as per the criteria described above and the consequent determination of the endorsement ratio, and the definite number of shares to be issued. At the conclusion of each operation, the Board of Directors shall amend the company's Articles of Association by inserting therein the variations approved by the annual general shareholders' meeting.

➢ **CONFIRMED THE AUTHORISATION TO PURCHASE AND SELL THE BANK'S OWN SHARES**

The shareholders have been asked to vote on this proposal in the general interest of investors, in the aim of guaranteeing liquidity and consistency in the exchanges as well as stability during periods of greatest volatility as well as in periods of scarce exchange operations which may cause unexplainable divergences from the market trend. The authorisation released by shareholders pertains to ordinary shares, the only type of shares ever issued. The past authorisation needed to be amended to take into account the share capital increase transactions and the share reverse split operation. The authorisation provides for:

- the possibility of purchasing the bank's own shares up to a total maximum number of 15,000,000 shares to be held (9,000,000 shares after the share reverse split of the ordinary shares) at a price which shall not be less then prior day reference price less 20% and not higher than prior day reference price plus 10%;
- the possibility of selling any share which had been previously purchased at the conditions quoted above at a price not lower than +5% over the stock's closing reference price of the day prior to the purchase date of each single share operations

The value of the shares held, however, cannot exceed the amount of 50,000,000 Euro.

Lastly, the shareholders' meeting authorised the allocation of a maximum number of 26,733 of the bank's own shares, in lieu of newly-issued shares, to those Cassa di Risparmio di Mirandola S.p.A. private shareholders who have the right to swap their shares with Banca CR Firenze shares, at the conditions stated in the merger deed to be signed around end June 2006 by CR Mirandola and Banca Firenze.

The authorisation shall be valid until the date of the shareholders' meeting who will convene to approve the 2006 annual report and, in any event, until a period of time not greater than 18 months from the date of approval of the 2005 annual report. As at 26 April 2006 the bank did not hold any of its own shares.

- **APPOINTED THE INDEPENDENT AUDITORS PRICEWATERHOUSECOOPERS**

  Pursuant to the recent law amendments, the designated independent auditors' contract shall be valid for the duration of six full years.

Florence, 27 April 2006

BANCA CR FIRENZE

Bilancio 2005

Società per Azioni
Sede Sociale e Direzione Generale in Firenze
Capitale Sociale int. vers. € 648.253.116,33
Riserve e sovrapprezzi € 416.495.514,19
Registro delle Imprese,
Codice fiscale e Partita IVA
04385190485
Albo delle Banche n. 5120

Gruppo Banca CR Firenze
Iscritto all'Albo dei Gruppi Bancari n. 6160.6

Sommario

Amministrazione e Direzione Generale

Consiglio di Amministrazione

Presidente	Aureliano Benedetti
Vice Presidente	Giampiero Busi
Consiglieri	Piero Antinori
	Pio Bussolotto
	Jean Clamon
	Alessio Colomeiciuc
	Francesco Corsi
	Ambrogio Folonari
	Lionardo Ginori Lisci
	Mario Manuli
	Pier Giovanni Marzili
	Massimo Mattera
	Giuseppe Morbidelli
	Giuseppe Spadafora

Comitato Esecutivo

Presidente	Aureliano Benedetti
Vice Presidente	Giampiero Busi
Membri	Pio Bussolotto
	Massimo Mattera
	Giuseppe Morbidelli
	Giuseppe Spadafora

Collegio Sindacale

Presidente	Vieri Fiori
Sindaci effettivi	Domenico Muratori
	Marco Sacconi
Sindaci supplenti	Angelo Falbo
	Guido Sansoni

Direzione Generale

Direttore Generale	Lino Moscatelli
Vice Direttore Generale	Massimo Basso Ricci

Avviso di convocazione di Assemblea Ordinaria e Straordinaria

I Signori Azionisti sono convocati in Assemblea Ordinaria e Straordinaria presso Palazzo Incontri in Firenze, Via de' Pucci n.1, per il giorno **27 aprile 2006** alle ore 11,00, in prima convocazione e, occorrendo in seconda convocazione per il giorno **12 maggio 2006**, stessi ora e luogo, per discutere e deliberare sul seguente:

ORDINE DEL GIORNO

Parte Ordinaria

1. Bilancio d'esercizio e bilancio consolidato al 31 dicembre 2005; relazioni del Consiglio di Amministrazione sulla gestione; relazione del Collegio Sindacale; deliberazioni inerenti e conseguenti.
2. Autorizzazione all'acquisto e vendita di azioni proprie.
3. Nomina del Consiglio d'Amministrazione tramite votazione per liste di candidati previa determinazione del numero dei suoi componenti; deliberazioni inerenti e conseguenti.
4. Conferimento dell'incarico di revisione contabile ai sensi dell'art. 159 del D. Lgs. n. 58/1998 e determinazione del relativo compenso.

Parte Straordinaria

1. Aumento di capitale gratuito per un importo complessivo massimo di nominali Euro 125.101.478,67 tramite imputazione a capitale di riserve disponibili, ai sensi dell'art. 2442 cod. civ., mediante aumento del valore nominale delle azioni esistenti da Euro 0,57 a Euro 0,60, ed emissione di nuove azioni da assegnare gratuitamente agli azionisti; deliberazioni inerenti e conseguenti e relative modifiche dell'art. 5 dello Statuto sociale;
2. Aumento del capitale sociale a pagamento, in via scindibile, per un ammontare complessivo di massimi nominali Euro 66.000.000, mediante emissione di azioni ordinarie da offrire in opzione agli azionisti della Società e sul mercato regolamentato, ai sensi dell'art. 2441, commi 1 e 3, cod.civ., da eseguirsi entro il 27 aprile 2007; deliberazioni inerenti e conseguenti e relative modifiche dell'art. 5 dello Statuto Sociale;
3. Modifica dei termini di composizione del capitale sociale mediante raggruppamento delle azioni in circolazione, in ragione di 6 azioni nuove ogni 10 esistenti e modifica del loro valore nominale da Euro 0,60 a Euro 1,00, con attribuzione al Consiglio di Amministrazione dei poteri per eseguire il raggruppamento stesso una volta completate le precedenti operazioni di aumento del capitale sociale gratuito e a pagamento; deliberazioni inerenti e conseguenti e relative modifiche dell'art. 5 dello Statuto Sociale.
4. Adeguamento, in relazione alle operazioni precedenti, dei termini della delega già concessa al Consiglio di Amministrazione per l'aumento del capitale a pagamento relativo ai piani di incentivazione azionaria.

La proposta di Bilancio dell'Esercizio ed il bilancio consolidato dell'esercizio 2005 e le relative relazioni del Consiglio d'Amministrazione sulla gestione saranno messe a disposizione del pubblico presso la sede sociale e presso Borsa Italiana S.p.A., anche attraverso i rispettivi siti internet, a partire dal 31 marzo 2006. Le restanti relazioni ed informative previste dalle vigenti normative per gli argomenti all'ordine del giorno saranno a disposizione del pubblico, con le stesse modalità, almeno quindici giorni prima della data di prima convocazione. I signori azionisti possono ottenere dalla società copia della suddetta documentazione a proprie spese. Per poter intervenire all'assemblea è necessario, secondo quanto disposto dallo statuto sociale e dalle vigenti norme di legge e regolamentari, che alla società giunga, due giorni prima di quello della riunione, la comunicazione dell'intermediario presso cui sono depositate le azioni, ai sensi dall'art. 2370 2° comma del codice civile. Sarà cura dei signori azionisti richiedere tale adempimento ai propri intermediari con sufficiente anticipo affinché questi possano provvedere in tempo utile. In particolare, per gli azionisti le cui azioni sono depositate presso le filiali della Cassa di Risparmio di Firenze S.p.A. la richiesta deve avvenire entro il 26 aprile 2006, per la prima convocazione, ed entro il 10 maggio per la seconda convocazione. Per fare fronte ad eventuali disguidi nelle comunicazioni degli intermediari alla società si suggerisce agli azionisti di presentarsi all'assemblea con la copia della comunicazione per l'intervento in assemblea che l'intermediario è tenuto a rilasciare. Si ricorda che, secondo quanto stabilito dallo statuto sociale, le azioni per le quali sia stata chiesta la partecipazione all'assemblea non possono essere oggetto di atti che comportino il trasferimento del diritto di voto fino a che l'assemblea non abbia avuto luogo, a meno di rinuncia alla partecipazione all'assemblea stessa.

IL PRESIDENTE
(Aureliano Benedetti)

Signori Azionisti,

con l'approvazione del bilancio civilistico e consolidato dell'esercizio 2005, che viene proposta all'Assemblea dei Soci, si chiuderà il mandato triennale dell'attuale Consiglio di Amministrazione. I risultati raggiunti dalla Vostra Società e dal Gruppo sono ancora una volta particolarmente positivi, come lo sono stati nei due esercizi precedenti. Si è trattato quindi di un triennio di intensa attività, contrassegnato da crescita dimensionale e da iniziative indirizzate al rafforzamento del Gruppo sotto il profilo del miglioramento del modello organizzativo nella sua interezza e della qualità dei singoli processi operativi.

Questi risultati sono stati raggiunti in anni caratterizzati da un ciclo economico sfavorevole, che ha colpito con particolare intensità i paesi europei nel loro complesso, e tra di essi con maggior forza l'Italia, e che, in ambito nazionale, ha fatto registrare la crisi dei settori su cui si basa gran parte dell'economia dei territori tradizionalmente presidiati dal Gruppo.

Alla tumultuosa crescita dei paesi emergenti, alcuni dei quali ormai stabilmente inseriti tra le grandi potenze economiche mondiali e che hanno basato gran parte del loro sviluppo sull'utilizzo del lavoro come risorsa ampiamente disponibile a costi notevolmente inferiori rispetto a quello dei paesi della UE, l'Europa ha opposto una difesa flebile, una scarsa capacità di riorganizzarsi, una reazione lenta a mettersi in moto e che solo negli ultimi tempi sembra produrre qualche risultato più significativo.

In Italia, al cospetto di un sistema produttivo indebolito e reso più fragile anche dai contraccolpi della situazione generale sulla crescita dei costi energetici e delle materie prime e di una società civile sempre più incerta sul proprio futuro, il sistema bancario ha complessivamente garantito quell'indispensabile funzione di raccordo tra risparmio delle famiglie e sostegno finanziario delle imprese che da sempre costituisce la sua missione fondamentale. Questo compito è stato positivamente assolto nonostante il manifestarsi di un clima non sempre favorevole da parte delle istituzioni e dell'opinione pubblica, che è stata spinta ad atteggiamenti negativi da accadimenti episodici, a volte fin troppo amplificati dai media, e che certo non possono portare a formulare un giudizio generalizzato di condanna verso un intero sistema.

In questo contesto appaiono quindi ancor più significativi i risultati conseguiti dalla Vostra Società e dal Gruppo nel suo complesso.

Al termine dell'esercizio 2002 la raccolta totale della Capogruppo assommava a 19.762 €/Ml suddivisi tra €/Ml 8.847 di raccolta diretta e €/Ml 10.915 di raccolta indiretta; il bilancio 2005 espone una raccolta diretta di circa 10.598 €/Ml ed una raccolta indiretta di circa 15.205 €/Ml, per un totale di circa 25.802 €/Ml, con un incremento del 30,6% nel triennio.

Gli impieghi netti a clientela ordinaria sono passati da €/Ml 7.487 del 2002 a circa €/Ml 8.863, con un incremento di quasi il 20%.

A livello consolidato la raccolta totale è passata, nello stesso periodo, da circa €/Ml 26.296 a circa €/Ml 35.653, con una crescita del 35,6%, mentre gli impieghi a clientela ammontano a circa 13.147 €/Ml, con un incremento del 33,4% rispetto ai 9.852 €/Ml del 2002, oltre al 50% dei crediti erogati dalla partecipata Findomestic Banca S.p.A., oggi consolidata a patrimonio netto.

In termini di risultati economici, l'utile netto di Banca CR Firenze è passato da €/Ml 90,1 del 2002 ad €/Ml 118,1 dello scorso anno, con una crescita del 31,1%, che trova riscontro nel significativo miglioramento di tutti i margini reddituali, mentre l'utile consolidato, per la prima volta calcolato secondo i criteri IAS/IFRS, si cifra in 149 €/Ml circa, facendo registrare nel solo 2005 un incremento del 14,6% rispetto al dato 2004 reso omogeneo con i nuovi criteri.

Con l'esercizio 2005 si è chiuso anche il periodo coperto dal Piano triennale di Gruppo, che ha registrato il superamento degli obiettivi previsti, con il raggiungimento di un margine di redditività per azione, rispetto ad un obiettivo di € 0,104, di € 0,110 (corrisponde ad € 0,131 calcolato a criteri IAS), frutto anche dell'intensa e meticolosa opera svolta per il contenimento dei costi.

Tali risultati appaiono ancor più rilevanti se si considera l'impegno anche economico messo in campo per sostenere la crescita dimensionale del Gruppo, a cui nel 2004 si è aggiunta Cassa di Risparmio della Spezia e nei primi mesi del 2006 Banca CR Firenze Romania, con sede a Bucarest, una piccola realtà bancaria il cui controllo è stato acquisito nella prospettiva di fornire un punto di riferimento alla numerosa imprenditoria italiana operante in Romania, oltre che per cogliere le opportunità di crescita dell'economia di quel Paese, destinate ad accentuarsi ulteriormente con il suo prossimo ingresso nell'UE.

Senza contare le 10 filiali della banca rumena, il Gruppo annovera oggi 528 filiali (una si è aggiunta nei primi mesi dell'anno), rispetto alle 426 unità di fine 2002, con un sostanziale impulso per l'ingresso nel Gruppo della rete di CR Spezia (oggi 63 Filiali), e si sviluppa su 6 Regioni: Toscana, Emilia Romagna, Lazio, Liguria, Umbria, Lombardia (prov. Mantova). In questo ambito sono operativi 23 Centri Imprese e Private. I 34 Spazi Finanziari che fanno capo alla Rete dei Promotori operano anche in regioni e province limitrofe a quelle di maggiore presenza della rete di Filiali e costituiscono oltretutto per il Gruppo un importante veicolo di immagine su di un ambito territoriale più allargato.

Il modello federativo evoluto, che ha caratterizzato il Gruppo Banca CR Firenze fin dalla sua costituzione, ha confermato la sua validità anche in quest'ultimo triennio, in cui più intensa si è fatta l'opera di accentramento verso la Capogruppo delle attività riconducibili alla governance ed ai principali servizi, sollevando le Banche controllate dagli oneri di carattere organizzativo, operativo e di struttura non direttamente collegati alla gestione del rapporto commerciale, in una situazione, tra l'altro, in cui il peso delle attività prescrittive e di adeguamento alla normativa si fa di giorno in giorno più gravoso e necessita inevitabilmente di essere governato in un unico contesto. A questo modello non contrasta la decisione assunta a fine del 2005 e che troverà attuazione nel secondo semestre 2006 di incorporare la Cassa di Risparmio di Mirandola S.p.A., di cui la Capogruppo possiede una quota del 99,97%. Infatti, se l'operazione permetterà da un lato di cogliere i vantaggi insiti nella semplificazione dell'assetto organizzativo, manterrà dall'altro la peculiarità delle Filiali della Cassa mirandolese, raggruppate in una "Divisione" con livelli di autonomia specifici, il proprio brand identificativo e la precisa missione di curare con non minore intensità di quella odierna il rapporto con il territorio tradizionale di riferimento.

Agli ottimi risultati della Vostra Società e del Gruppo ha fatto riscontro, nel 2005 e per l'intero triennio, il favorevole andamento della quotazione del titolo Banca CR Firenze S.p.A., ancora una volta confermatasi migliore rispetto agli indici generali e di settore e quindi certamente di soddisfazione per gli azionisti.

Gli obiettivi raggiunti sono il risultato del continuo sforzo e della professionalità messa in campo dalle strutture della Capogruppo e di tutte le Aziende controllate e collegate e dell'attenzione non soltanto alle tematiche della gestione giornaliera, ma anche alle indicazioni di carattere prospettico che si ricavano dai segnali provenienti dal mercato e dalla società, per potere elaborare le strategie del domani. Un particolare impegno richiede anche la necessità di adeguarsi costantemente alle già ricordate evoluzioni normative e prescrittive, molte delle quali obbligano all'attivazione di specifici progetti ed assorbono una quota significativa delle risorse operative, in particolare della Capogruppo, nella consapevolezza peraltro che con queste attività si stanno ponendo le basi per mantenere un livello di efficienza e di adeguatezza valido anche in futuro, in un quadro di sempre più forti garanzie per clienti, operatori ed investitori. In questo contesto non certamente secondario è l'impegno rivolto alla formazione ed all'aggiornamento del Personale.

Il Consiglio di Amministrazione ha recentemente approvato e comunicato al mercato il piano triennale 2006 – 2008, che si propone importanti obiettivi di crescita delle masse e della redditività, con un ROE consolidato del 15,30%, una redditività per azione di € 0,155 ed un contenimento del cost/income nei limiti del 60%, utilizzando tra gli strumenti più importanti quello del rafforzamento della relazione con il cliente in un approccio sempre più caratterizzato dalla multicanalità e quello del costante monitoraggio della creazione di valore per singola business unit. Alle crescite previste fa riscontro la necessità di mantenere indici patrimoniali prudenziali ed in linea con la normativa di Vigilanza e con la politica di efficienza allocativa.

È per questo che viene proposta all'approvazione dell'Assemblea un'operazione di aumento di capitale a pagamento per un importo, comprensivo di valore nominale e sovrapprezzo, di 150 €/Ml, che si abbina ad un aumento di capitale a titolo gratuito mediante utilizzo di riserve per circa 125 €/Ml il quale prevede l'assegnazione di 2 azioni nuove ogni 15 azioni possedute e che di fatto costituisce un'ulteriore remunerazione delle partecipazioni oggi detenute dai Soci. Riteniamo che l'aumento di capitale a pagamento che, lo ricordiamo per inciso, è il primo richiesto dalla Società nel corso degli anni, sarà bene accolto dai Soci e dal mercato.

A conclusione di questo triennio il Consiglio di Amministrazione rivolge un sentito ringraziamento a tutto il Personale delle Società del Gruppo, la cui opera è risultata fondamentale per il raggiungimento dei risultati descritti ed in particolare al management delle Società stesse e in primo luogo alla Direzione Generale della Capogruppo, che ha saputo così efficacemente e tenacemente tradurre in indirizzi operativi le decisioni provenienti dagli Organi Amministrativi.

Il Consiglio uscente, al termine del proprio mandato, consegna pertanto ai Soci un Gruppo in forte crescita di redditività, con le potenzialità per raggiungere gli obiettivi sfidanti, ma credibili, che sono indicati nel suo Piano triennale e per mantenere ed accrescere il ruolo che si è conquistato sul mercato, continuando ad operare in un'ottica di costante creazione di valore.

Firenze, 27 aprile 2006

Il Presidente
Aureliano Benedetti

Banca CR Firenze S.p.A.

Breve cenno storico

La Cassa di Risparmio di Firenze nasce nel 1829 su iniziativa di alcuni fra i più illustri personaggi dell'economia e della società civile fiorentina, che si propongono di fondare una banca che contribuisca alla promozione del valore del risparmio. Da quel momento la Cassa di Risparmio di Firenze ricopre un ruolo importante nello sviluppo del territorio fiorentino e toscano sostenendolo finanziariamente anche attraverso la realizzazione di grandi opere pubbliche. Durante il secondo dopoguerra la banca partecipa attivamente alla ricostruzione del Paese e si dedica al sostegno dell'economia e del tessuto sociale, in particolare finanziando le piccole e medie imprese che costituiscono, ancora oggi, l'asse portante dell'attività dei territori di riferimento.

Nel 1992 Cassa di Risparmio di Firenze - che negli anni precedenti aveva promosso società innovative di prodotto come Centro Leasing, Centro Factoring e Findomestic - si trasforma in società per azioni, perseguendo nel contempo il continuo miglioramento dei criteri gestionali e della struttura organizzativa.

Nel 1998 viene costituito il Gruppo Banca CR Firenze. Nel luglio 2000 le azioni della Capogruppo Banca CR Firenze vengono quotate alla Borsa di Milano.

Nel luglio 2003 Banca CR Firenze acquisisce la maggioranza di Cassa di Risparmio della Spezia, che entra a far parte del Gruppo aggiungendosi a Cassa di Risparmio di Civitavecchia, Cassa di Risparmio di Mirandola, Cassa di Risparmio di Orvieto e Cassa di Risparmio di Pistoia e Pescia.

L'ulteriore acquisizione della maggioranza di Daewoo Bank - oggi Banca CR Firenze Romania - avvenuta nel marzo 2006, esprime la volontà del Gruppo ad aprirsi a nuovi mercati anche a supporto delle imprese clienti che operano nell'est europeo.

Oggi Banca CR Firenze guida un Gruppo - articolato in banche, società di prodotto e società di servizi - dinamico ed innovativo, forte delle proprie tradizioni ed attento alla creazione di valore.

Prima banca in Italia ad avviare l'operatività bancaria tramite Internet e digitale terrestre, Banca CR Firenze è presente su web con un sito istituzionale (www.bancacrfirenze.it) e due portali dedicati alla clientela privata (liberamente.net) ed alle imprese (io-impresa.it).


RISPARMIO

Banca CR Firenze S.p.A.

Il Gruppo Banca CR Firenze

Il Gruppo Banca CR Firenze nasce formalmente nel 1998 su iniziativa della Cassa di Risparmio di Firenze, con l'obiettivo di creare un polo bancario di riferimento formato da banche e società operanti nell'area geografica del centro-nord Italia. Da allora l'attività del Gruppo si è ampliata, potendo contare sulla presenza – oltre alla Capogruppo – delle Casse di Risparmio di Civitavecchia, Mirandola, Orvieto, Pistoia, della Spezia e recentemente Banca CR Firenze Romania. Con il Gruppo si è realizzata un'alleanza di banche, ciascuna profondamente radicata nel proprio territorio di riferimento, del quale il Gruppo ha saputo essere volano di crescita non solo economica, ma anche sociale e culturale.

La forza del Gruppo risiede anche in un articolato insieme di società specializzate partecipate dal Gruppo (Findomestic Banca, Centrovita Assicurazioni, Centro Leasing, Centro Factoring) e nell'avere tra i suoi azionisti istituzioni finanziarie di caratura internazionale come Sanpaolo IMI e BNP Paribas.

Il Gruppo Banca CR Firenze si presenta oggi come uno dei poli bancari nazionali più completi grazie ad una rete di agenzie diffusa capillarmente che si combina ad un'articolata organizzazione finanziaria, in grado di garantire alla clientela qualità elevata, approccio dinamico e completezza di prodotti e servizi.

Il Gruppo Banca CR Firenze conta infatti su di un network territoriale di circa 530 filiali (per un portafoglio di circa 1.000.000 di clienti) a cui si sono affiancati negli ultimi anni nuovi canali operativi che consentono al cliente l'accesso alle attività finanziarie nei tempi e nei modi a lui più congeniali: i Centri Private Banking ed i Centri imprese e, dal 2001, la Rete di promotori finanziari presente nel Lazio, in Emilia Romagna, nelle Marche ed in Abruzzo.

Banca CR Firenze S.p.A.

La struttura del Gruppo al 31.12.2005


GRUPPO BANCARIO CR FIRENZE
Banca CR Firenze - Capogruppo
CR Pistoia e Pescia
CR Orvieto
CR della Spezia
CR Mirandola
99,9%
CR Civitavecchia
CERIT
SOCIETÀ CONTROLLATE
SOCIETÀ PARTECIPATE
Distribuzione
Produzione
Servizi

* In data 9 marzo 2006 è stato acquisito il 56,23% di Banca Daewoo S.A., ridenominata Banca CR Firenze Romania S.A.

Banca CR Firenze S.p.A.

Dati di sintesi consolidati

(Importi in milioni di euro)	31/12/2005	31/12/2004 (1)	variazione %
Crediti verso clientela (esclusi i crediti in sofferenza)	12.999,7	12.112,0	+7,3%
Attività finanziarie totali	35.632,9	33.570,6	+6,2%
Raccolta diretta	15.521,2	14.594,9	+6,3%
Raccolta indiretta	20.131,7	18.975,7	+6,1%
○ Risparmio amministrato	9.573,9	9.025,7	+6,1%
○ Risparmio gestito	10.557,8	9.950,0	+6,1%
- GPM - GPS - GPF	3.039,6	2.632,8	+15,5%
- Fondi	4.780,7	4.744,3	+0,8%
- Assicurazioni	2.737,5	2.572,9	+6,4%
Margine d'interesse	502,9	464,8	+8,2%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	327,8	329,0	-0,5%
Rettifiche di valore nette su crediti e altre attività finanziarie	56,4	62,2	-9,3%
Spese di funzionamento	625,9	612,7	+2,2%
Utile dell'operatività corrente al lordo delle imposte	270,5	244,3	+10,7%
Utile netto	149,0	142,7	+4,4%
Patrimonio netto	1.325,6	1.190,4	+11,4%
ROE (*)	12,7%	12,9%	-0,2%
Indice di rischiosità del credito (**)	3,31%	2,91%	+0,40%

(*) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(**) Crediti deteriorati netti / Crediti netti verso la clientela.

(1) N.B.: i valori patrimoniali e finanziari riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS/IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi, mentre i valori economici sono stati determinati senza applicare i suddetti principi: in proposito si precisa che l'Utile netto al 31 dicembre 2004, determinato in base alle stime effettuate ipotizzando l'applicazione retroattiva di tali principi, sarebbe risultato pari a circa 130 milioni di euro, mentre l'incremento dell'Utile netto 2005 rispetto a detto valore sarebbe stato pari al 14,6%.

Network territoriale del Gruppo


1
7
1
3
3
21
1
51
9
1
1
8
11
67
262
1
5
17
9
24
11
1
1
10
14
6
30
1
1
8
N° FILIALI
BANCA CR FIRENZE
CR PISTOIA E PESCIA
CR DELLA SPEZIA
CR DI MIRANDOLA
CR DI ORVIETO
CR DI CIVIT AVECCHIA
N° SPAZI FINANZIARI
N° CENTRI IMPRESE
N° CENTRI PRIV ATE BANKING
Aggiornata al 31 dicembre 2005

Banca CR Firenze S.p.A.

Il rating

Agenzie di rating	Debito a breve termine	Debito a lungo termine
Fitch	F1	A-
Moody's	P1	A2

L'andamento delle quotazioni azionarie


150
140
130
120
110
100
90
GEN FEB MAR APR MAG GIU LUG AGO SET OTT NOV DIC
Banca CR Firenze
S&P MIB
MIDEX

La composizione dell'azionariato


Altri (Mercato)
18,386%
2,478%
Fondazione CR Spezia
3,928%
Fidelity International Limited
BNP Paribas S.A
6,549%
San Paolo IMI S.p.A
18,660%

Bilancio dell'Impresa 2005

BANCA CR FIRENZE

Società per Azioni

Indice

Dati di sintesi di Banca CR Firenze S.p.A.

Si ricorda che Banca CR Firenze S.p.A. ha predisposto i propri conti annuali secondo i principi contabili nazionali, non avvalendosi pertanto della facoltà - prevista dal D. Lgs. n. 38 del 26 febbraio 2005 - di applicare i principi contabili IAS/IFRS.

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
DATI ECONOMICI			
Margine d'interesse	292,7	274,8	+6,5%
Commissioni nette ed altri proventi di gestione netti	250,5	233,6	+7,2%
Margine d'intermediazione	637,7	594,7	+7,2%
Spese amministrative	392,1	366,5	+7,0%
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	55,5	56,1	-1,1%
Utile delle attività ordinarie	155,2	135,3	+14,7%
Utile netto	118,1	97,0	+21,8%
DATI PATRIMONIALI			
Totale attività	13.947,5	13.131,9	+6,2%
Crediti verso clientela (esclusi crediti in sofferenza)	8.751,9	8.261,5	+5,9%
Titoli	1.542,0	1.393,8	+10,6%
Partecipazioni	1.305,0	1.250,3	+4,4%
Debiti verso la clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	9.635,8	8.924,1	+8,0%
Passività subordinate	961,8	945,6	+1,7%
Patrimonio netto	1.245,0	1.118,0	+11,4%
ATTIVITÀ FINANZIARIE DELLA CLIENTELA			
Attività finanziarie totali	25.802,2	24.230,1	+6,5%
Raccolta diretta	10.597,6	9.869,9	+7,4%
Raccolta indiretta	15.204,6	14.360,2	+5,9%
- Risparmio amministrato	7.671,3	7.216,7	+6,3%
- Risparmio gestito	7.533,3	7.143,5	+5,5%
- GPM - GPS - GPF	2.211,9	1.820,8	+21,5%
- Fondi	3.243,0	3.319,5	-2,3%
- Assicurazioni	2.078,4	2.003,2	+3,8%
INDICI DI REDDITIVITÀ			
ROE (1)	10,5%	9,6%	+0,9%
Cost / Income ratio (2)	64,4%	66,1%	-1,8%
INDICI DI RISCHIOSITÀ DEL CREDITO			
Crediti netti in sofferenza / Crediti netti verso la clientela	1,24%	1,15%	+0,09%
Altri crediti dubbi netti (escluso sofferenze) / Crediti netti verso la clientela	2,24%	1,90%	+0,34%
Partite a rischio nette / Crediti netti verso la clientela	3,48%	3,05%	+0,43%
COEFFICIENTI DI SOLVIBILITÀ			
Patrimonio di base / Attivo ponderato	9,48%	9,49%	-0,01%
Patrimonio di Vigilanza / Attivo ponderato	15,86%	17,17%	-1,31%
TITOLO AZIONARIO			
Numero azioni in circolazione (in milioni)	1.137,0	1.136,2	+0,1%
Quotazione per azione (in €)			
- media	2,182	1,503	+45,2%
- minima	1,769	1,380	+28,2%
- massima	2,684	1,807	+48,5%
Utile unitario sul numero medio di azioni in circolazione (in €)	0,104	0,085	+21,4%
Dividendo unitario (in €)	0,052	0,052	+0,00%
Patrimonio netto unitario su azioni in circolazione (in €)	1,095	0,984	+11,4%
Dividendo / prezzo medio annuo	2,38%	3,46%	-1,08%
STRUTTURA OPERATIVA			
Dipendenti	3.356	3.311	+1,4%
Promotori finanziari	177	163	+8,6%
Spazi finanziari	34	27	+25,9%
Filiali bancarie	292	282	+3,5%
Centri Imprese e Private	23	22	+4,5%

(1) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto

(2) Spese amministrative (al netto dei recuperi spese) e ammortamenti / Margine di intermediazione (al netto dei recuperi spese)

1. Schemi di bilancio riclassificati

Conto economico riclassificato (Decreto Legislativo n. 87/1992)

(importi in milioni di euro)

VOCI	31 dicembre 2005	31 dicembre 2004	Variazione %
Margine d'interesse	**292,7**	**274,8**	**+6,5%**
Commissioni nette ed altri proventi di gestione netti	250,5	233,6	+7,2%
Profitti da operazioni finanziarie e dividendi su azioni	27,5	32,2	-14,6%
Dividendi su partecipazioni	67,0	54,1	+23,8%
Margine d'intermediazione	**637,7**	**594,7**	**+7,2%**
Spese amministrative	-392,1	-366,5	+7,0%
- spese per il personale	*-230,8*	*-221,5*	+4,2%
- imposte indirette e tasse	*-29,5*	*-24,4*	+20,9%
- spese correnti	*-131,8*	*-120,6*	+9,3%
Ammortamenti immobilizzazioni materiali ed immateriali	-34,9	-36,8	-5,2%
Risultato di gestione	**210,7**	**191,4**	**+10,1%**
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-55,5	-56,1	-1,1%
Utile delle attività ordinarie	**155,2**	**135,3**	**+14,7%**
Proventi straordinari netti	10,9	1,4	n.s.
Utile ante imposte	**166,1**	**136,7**	**+21,5%**
Imposte sul reddito	-48,0	-39,7	+20,9%
Utile netto	**118,1**	**97,0**	**+21,8%**

Stato patrimoniale riclassificato (Decreto Legislativo n. 87/1992)

dati in milioni di euro

ATTIVO	31 dicembre 2005	31 dicembre 2004	Variazione %
Cassa e disponibilità presso banche centrali ed uffici postali	**74,0**	64,9	+14,0%
Crediti	**10.352,9**	9.801,8	+5,6%
- crediti verso banche	1.490,8	1.443,1	+3,3%
- crediti verso clientela	8.862,1	8.358,7	+6,0%
Titoli non immobilizzati	**1.542,0**	1.393,8	+10,6%
Immobilizzazioni	**1.578,2**	1.465,2	+7,7%
- partecipazioni	1.305,0	1.250,3	+4,4%
- immobilizzazioni immateriali	24,9	29,1	-14,4%
- immobilizzazioni materiali	248,3	185,8	+33,6%
Altre voci dell'attivo	**400,4**	406,2	-1,4%
Totale attivo	**13.947,5**	**13.131,9**	**+6,2%**

PASSIVO	31 dicembre 2005	31 dicembre 2004	Variazione %
Debiti	**10.826,0**	**10.230,2**	+5,8%
- debiti verso banche	1.191,0	1.307,5	-8,9%
- debiti verso clientela	6.933,1	6.477,5	+7,0%
- debiti rappresentati da titoli	2.701,9	2.445,2	+10,5%
Fondi	**405,8**	**352,3**	**+15,2%**
- fondo imposte e tasse	87,1	46,7	+86,5%
- fondo trattamento fine rapporto	118,4	116,4	+1,8%
- fondi rischi ed oneri diversi	41,4	54,7	-24,3%
- fondi di quiescenza	138,4	117,0	+18,3%
- fondi rischi su crediti	20,5	17,5	17,1%
Altre voci del passivo	**508,9**	485,8	+4,7%
Passività subordinate	**961,8**	945,6	+1,7%
Patrimonio netto (*)	**1.245,0**	**1.118,0**	**+11,4%**
Totale passivo	**13.947,5**	**13.131,9**	**+6,2**

(*) La voce comprende l'Utile d'esercizio ed il Fondo per rischi bancari generali.

2. Lo scenario economico

Il contesto Internazionale

Nel 2005 l'economia mondiale si è mantenuta su un sentiero di crescita sostenibile, al quale hanno contribuito positivamente due fenomeni. In primo luogo lo sviluppo che molte aree hanno evidenziato pur di fronte alla costante crescita registrata dai prezzi delle materie prime, in generale, e del petrolio, in particolare; infatti, a fronte di un aumento che ha portato le quotazioni del greggio dai 38 dollari al barile di fine 2004 ai 55 di fine 2005, il tasso di crescita del PIL mondiale si è ridotto solo in misura marginale, passando dal 4,7% al 4,0%. In secondo luogo l'assorbimento, senza particolari shock, di politiche monetarie meno accomodanti, tradottesi in un discreto rialzo dei tassi ufficiali e di mercato monetario, in particolare negli USA.

PIL Tassi di crescita medi annui



5,5
4,5
3,5
2,5
1,5
0,5
-0,5
4,7
4,2
2,3
1,8
1,0
4,0
3,5
2,5
1,4
0,1
PIL MONDIALE
USA
GIAPPONE
UE
ITALIA

Fonte: Prometeia Rapporto di Previsione (dicembre 2005)

L'area Euro e l'Italia

Per l'area euro il 2005 si è concluso con un rallentamento della crescita, rispetto al 2004 ed un'inflazione sostanzialmente sotto controllo. La crescita del PIL per l'intera area Euro si attesta all'1,4%, dall'1,8% del 2004. La Germania, la Francia e l'Italia crescono rispettivamente dell'1,0%, 1,5% e 0,1%, dall'1,1%, 2,1% e 1,0% del 2004. Particolarmente penalizzata la spesa per consumi su cui, oltre al caro petrolio, hanno inciso negativamente la mancanza di deregolamentazione del commercio al dettaglio e la presenza di settori protetti (in particolare energia, trasporti e telecomunicazioni), che originano una certa rigidità dei prezzi.
In Italia, gli indicatori congiunturali continuano a segnalare il protrarsi di una fase di recupero iniziata a primavera.
Tale recupero, comunque moderato, appare sostenuto soprattutto dalle esportazioni, e favorito dall'indebolimento dell'euro nei confronti del dollaro. La componente estera della domanda, infatti, a partire dalla primavera si è dimostrata più vivace; ciò malgrado la crescita media annua si attesta su valori nettamente inferiori rispetto al 2004. Basso lo sviluppo degli investimenti che mostrano comunque segnali di ripresa, sostenuti anche dagli indici di fiducia.


Componenti della domanda aggregata italiana
Tassi di crescita medi annui
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
-3,0
1,0
0,1
0,8
0,6
1,0
0,9
0,7
0,9
1,1
-2,3
3,0
0,6
3,2
0,3
2,5
2,0
PIL
DOMANDA INTERNA
CONSUMI PRIVATI
CONSUMI PUBBLICI
INV. IN MACCHINARI
INV. IN COSTRUZIONI
ESPORTAZIONI
IMPORTAZIONI
2004
2005
Fonte: Prometeia Rapporto di Previsione (dicembre 2005)

L'andamento dei mercati

I mercati azionari nel complesso hanno rispettato le previsioni di inizio anno: il MSCI World ha segnato un progresso del 13,7%; ancora meglio hanno fatto i mercati emergenti (MSCI EM Free +31,5%).

Positive anche le performances dei titoli governativi, in particolare sulle scadenze più lunghe, con tassi che a fine 2005 erano prossimi al 4,4% negli Usa e inferiori al 3,3% nell'area euro. L'indice JPM globale, limitatamente alle tre aree economiche principali con l'aggiunta di UK e Canada (campione che rappresenta oltre il 94% delle obbligazioni governative in circolazione), ha realizzato una performance del 3,5%. Il nuovo indice generale della Borsa Italiana, lo *S&P/Mib*, ha concluso l'anno con una crescita del 15,5%, inferiore a quella del Dax 30 (+27,1%), del Cac 40 (+23,4%) e del Ftse 100 (+16,7%). Fra i principali il migliore è stato il Nikkei (+40,2%).

Il 2005 è stato l'anno del dollaro: il recupero nei confronti dell'euro è stato di circa il 13%, con il tasso di cambio che dai massimi oltre 1.35 ha chiuso l'anno a 1.18 (con un minimo vicino a 1.165). Anche maggiore il guadagno contro lo yen (+15%) e nei confronti del franco svizzero. Meno evidente il rialzo messo a segno contro la sterlina (+10%).

L'intermediazione creditizia

Per quanto riguarda il mercato del credito, la dinamica degli impieghi bancari ha manifestato nel 2005 un ritmo di crescita superiore rispetto a quello sperimentato nel corso dell'anno precedente: infatti, gli impieghi complessivi (denominati in "euro" e in "valute diverse dall'euro") del totale banche in Italia hanno segnato un tasso di crescita tendenziale pari al +8,2%, che si raffronta al +6,0% di fine 2004. L'ammontare degli impieghi complessivi del totale banche in Italia alla fine del 2005 è risultato pari a 1.187 miliardi di euro, segnando un flusso di nuovi impieghi di quasi 91 miliardi di euro rispetto alla fine del 2004.
La dinamica degli impieghi continua ad essere sostenuta prevalentemente dalla componente a più protratta scadenza rispetto a quella a breve termine, sebbene quest'ultima nel corso del 2005 sia tornata a far registrare tassi di crescita positivi. Alla fine del 2005 le variazioni tendenziali delle singole componenti degli impieghi bancari sono risultate pari a +11,7% per il segmento a medio e lungo termine (+14,2% a fine 2004) e di +2,8% per quello a breve termine (-4,4% a fine 2004).

Andamento della raccolta diretta e impieghi del sistema banche Italia
Tassi di crescita medi annui



9
8
7
6
5
4
3
2
1
0
7,7
8,3
6,0
8,2
RACCOLTA DIRETTA
IMPIEGHI
2004
2005

Fonte: ABI Evoluzione dei mercati finanziari e creditizi (gennaio 2006)

La raccolta bancaria a fine 2005 è risultata pari a 1.104 miliardi di euro, segnando una variazione tendenziale positiva del +8,3%, che si raffronta al +7,7% di fine 2004: lo stock della raccolta è aumentato di 84,2 miliardi di euro. Considerando le dinamiche delle diverse componenti del *funding*, alla fine del 2005 si osserva un' accelerazione del trend dei depositi da clientela, il cui tasso di crescita tendenziale è risultato pari al +7,4% (+5,5% a fine 2004), ed un assestamento della dinamica delle obbligazioni delle banche, le quali continuano comunque a segnare ritmi di crescita sostenuti: +9,7% nel 2005 (+11,5% a fine 2004).
Il mercato dei tassi bancari ha fatto registrare, in linea con le indicazioni di politica monetaria della BCE, una generale, sebbene limitata, crescita: il tasso medio della raccolta bancaria da famiglie e società non finanziarie si è collocato a fine 2005 all'1,7%, in aumento rispetto a dicembre 2004 di 4 punti base; il tasso medio sul totale dei prestiti a famiglie e società non finanziarie si è collocato, sempre a fine 2005, al 4,7%, 10 punti base al di sopra di quanto segnato a fine 2004.

La raccolta gestita e le attività finanziarie della clientela

Con specifico riguardo alla raccolta indiretta delle banche, gli ultimi dati sulla consistenza dei titoli a custodia, pari 1.638,9 miliardi di euro a ottobre 2005 (ultimo dato disponibile), mostrano come essa sia solo lievemente cresciuta rispetto a 12 mesi prima (+2,5%).
Le gestioni patrimoniali bancarie alla fine di ottobre 2005 (ultimo dato disponibile) rappresentano il 9,6% della raccolta indiretta (contro il 9,4% di 12 mesi prima) e ammontano a 156,8 miliardi di euro.
Il patrimonio netto dei fondi comuni di investimento istituiti da intermediari italiani, a dicembre 2005, è risultato pari a 584,5 miliardi di euro. Analizzando la composizione per tipologia del patrimonio dei fondi di diritto italiano o estero gestiti da intermediari italiani, si rileva come nell'ultimo anno la quota dei fondi azionari sia salita dell'1,6%, passando dal 22,6% al 24,2%, così come la quota dei fondi flessibili, dal 2,6% al 3,6%, e di quelli hedge, dal 2,6% al 3,4%; la quota dei fondi obbligazionari è, viceversa diminuita dal 46,5% al 45,8%, così come l'incidenza dei fondi di liquidità, passata dal 18,0% al 15,1%.

Il quadro toscano e delle altre regioni di operatività

L'economia Toscana nel 2005, dopo la lieve ripresa economica registrata nel 2004, chiude, secondo i dati forniti da IRPET, con una crescita del PIL pressoché nulla: pertanto l'ultimo quadriennio si può considerare per l'economia toscana a "crescita zero".
Le difficoltà sui mercati internazionali continuano ad essere alla base di tale dinamica visto che le esportazioni, dopo la breve parentesi del 2004, segnano una flessione, anche se nel quarto trimestre del 2005 si sono manifestati segnali di ripresa. Da un lato, la crescente concorrenza dei paesi asiatici e, dall'altro, l'aumento del prezzo del petrolio, hanno frenato le possibilità di espansione dell'economia toscana.
Non va inoltre trascurato il ruolo giocato dal negativo andamento della domanda nazionale ed in particolare il consistente calo nei consumi di prodotti della moda che ha caratterizzato gli ultimi anni.
L'industria manifatturiera è il settore che più degli altri avverte le difficoltà della fase attuale; nel 2005, inoltre, hanno manifestato difficoltà anche le aziende metalmeccaniche che appartengono a uno dei settori storicamente più dinamici dell'economia toscana. Tiene l'industria delle costruzioni pur con un rallentamento del proprio ritmo di espansione, così come il terziario, alle prese con una domanda per consumi stagnante e una domanda per servizi da parte delle imprese in calo.
Per quanto riguarda il quadro macroeconomico delle altre regioni di operatività della Banca nel corso del 2005, si evidenziano tassi di crescita del PIL superiori nel Lazio e in Umbria e tassi di crescita del PIL in linea con il dato toscano per l'Emilia Romagna. In particolare è da segnalare un positivo andamento delle esportazioni verso l'estero della regione Umbria.

3. Le linee di azione e le iniziative dell'esercizio

Le linee di politica commerciale

Nonostante la negativa congiuntura economica, nell'esercizio 2005 la Banca è riuscita a incrementare i flussi mercantili estero intermediati del 3,7%, grazie soprattutto alla forte crescita dell'import (+8,6%) e ha orientato con determinazione la propria politica commerciale verso obiettivi di crescita organica, facendo leva sul consolidamento del nuovo modello distributivo basato su canali specializzati per segmento di mercato.
I risultati registrati sono particolarmente positivi, soprattutto in termini di aumento delle masse intermediate, incremento dell'indice di cross-selling e vendita di alcuni prodotti/servizi con elevato potenziale di sviluppo (fondi pensione, canali remoti, etc.).
A supporto di questa strategia di crescita è stato istituito un osservatorio sul livello di soddisfazione della clientela che aiuterà ad orientare, in modo ancora più strutturato, le iniziative commerciali con modalità, oltre che coerenti con le esigenze dei clienti, finalizzate a migliorare ulteriormente il grado di soddisfazione e fiducia della clientela.
In un'ottica di maggiore chiarezza è stato rivisitato l'estratto conto, ed è stata implementata una nuova procedura (contratti on-line) che consente, all'apertura di un nuovo rapporto, la stampa e la consegna immediata del contratto, del documento di sintesi e delle condizioni applicate; tutto ciò in ossequio alla normativa vigente ma ancor più all'obiettivo di massima trasparenza e, ultimo ma non meno importante, di maggiore efficienza.
Inoltre, la Banca ha esteso il nuovo modello distributivo a tutta la rete di vendita con l'apertura di un Centro Imprese a Roma e due Centri Private a Roma e Bologna.
La Rete Promotori finanziari ha aumentato il numero di Spazi Finanziari da 27 a 34 unità, ampliando la propria presenza territoriale in Lombardia, Liguria, Toscana, Umbria, Lazio e Abruzzi. Il numero dei Promotori, alla fine di un importante riassetto in termini qualitativi, è passato da 163 a 173. I volumi di raccolta gestita sono pari a 442 milioni di euro (+115% su base annua).
La Sottoscrizione di un accordo per l'acquisizione del 56,23% di Daewoo Bank Romania S.A. , condizionato al rilascio delle prescritte autorizzazioni da parte delle autorità competenti (la banca verrà poi ridenominata Banca CR Firenze Romania S.A.), apre importanti prospettive di crescita sia nel mercato imprese, grazie alle sinergie commerciali che possono essere colte sulle numerose imprese dell'Italia centrale con interessi o in rapporti commerciali con la Romania, ma anche nel mercato retail, grazie ai forti tassi di crescita che la Romania sta esprimendo.
L'offerta di servizi tramite canali innovativi si è ulteriormente arricchita con la possibilità di pagare il canone RAI via internet e ricaricare cellulari e carte prepagate via internet/call center e con il lancio del nuovo canale Liberamente TVD, che consente ai clienti l'accesso via digitale terrestre ad una serie di funzionalità informative e dispositive sui propri conti correnti.
Particolarmente positivi i dati sulla penetrazione commerciale dei canali innovativi offerti alla nostra clientela:

- le imprese clienti della Banca che dispongono di un collegamento di remote banking sono 12.551 (+16%), mentre il numero di operazioni dispositive effettuate dalle Banche del Gruppo nel 2005 è pari a circa 8,2 milioni (+18,3%).
- I clienti privati della Banca che aderiscono al servizio di home banking "Liberamente" sono 53.000, il numero di operazioni dispositive effettuate nel 2005 ha raggiunto le 251.000 unità (+285%) e le operazioni informative 4,6 milioni.

Lo sviluppo dell'attività

Mercato retail

Nel segmento privati particolare attenzione è stata dedicata alle iniziative focalizzate sullo sviluppo della base di clientela e dell'indice di cross selling. In particolare, nel secondo semestre 2005 è stata lanciata l'iniziativa commerciale "Presenta un amico", che prevede l'offerta di un conto corrente "Family" o "Plus/Vip" a canoni ridotti per i nuovi correntisti, ed a premiare con uno sconto di 78 euro i clienti presentatori.
I risultati sono stati molto positivi: oltre 8.000 nuovi conti correnti, acquisizione di raccolta aggiuntiva per circa 60 milioni di euro e miglioramento dell'indice di cross selling.
Il numero dei conti correnti a pacchetto della linea "Giotto" ha raggiunto le 200.000 unità, con un progresso del 13% rispetto al 2004.
Le altre iniziative commerciali sono state focalizzate sul presidio della clientela attraverso l'utilizzo di indicatori segnaletici del potenziale rischio di abbandono (score di attrition) e sulla promozione di piani di accumulo su fondi comuni d'investimento e fondi pensione, oltre a prestiti personali e carte prepagate.
Le operazioni di "mutuo casa" deliberate dalla Banca sono state pari a oltre 430 milioni di euro.

La rete di vendita Findomestic ha distribuito mutui della nostra Banca per oltre 40 milioni di euro (+27% rispetto al 2004).
Nel corso dell'anno sono stati messi a punto nuovi iter istruttori supportati da una nuova procedura informatica, che facilita le attività di tutti gli attori coinvolti nel processo di vendita ed erogazione in modo da renderlo più rapido e chiaro quindi tale da assicurare un miglior servizio alla clientela.
Per quanto riguarda i risultati conseguiti nell'area del risparmio gestito vanno menzionati:

- la raccolta premi lorda nel comparto bancassicurazione, ammonta a circa 372 milioni di euro, sostanzialmente in linea con quella del 2004;
- il patrimonio in fondi comuni di investimento ammonta a circa 3.243 milioni di euro;
- la consistenza del patrimonio gestito dalla Banca sotto forma di Gestioni Individuali ammonta a circa 2.212 milioni di euro (+21,5%).

Tra i prodotti che hanno fatto registrare i migliori tassi di crescita vanno ricordati:

- la linea di finanziamenti "Prestissimo" ha registrato erogazioni pari a 28 milioni di euro;
- le carte prepagate VisaElectron che hanno raggiunto le 47.000 unità;
- le carte Aura, che hanno superato le 26.000 unità (+15%) con utilizzi in costante aumento;
- i prestiti obbligazionari emessi hanno raggiunto i 979 milioni di euro (679 milioni di euro sul mercato domestico e 300 milioni di euro sui mercati internazionali);
- il fondo pensione aperto "CRF Previdenza", che ha sfiorato le 13.000 adesioni.

Anche nel mercato delle piccole imprese l'attività commerciale si è focalizzata sullo sviluppo della base di clientela, soprattutto attraverso iniziative commerciali di nuova acquisizione e di sviluppo dei conti correnti a pacchetto della linea Ioimpresa che hanno raggiunto le 20.000 unità (+34%).
Sono stati lanciati nuovi prodotti ("Fido Pos" e "Conto Pos"), con l'obiettivo di migliorare il grado di fidelizzazione ed incrementare l'utilizzo di canali a miglior contribuzione. Inoltre, è stata avviata la commercializzazione del nuovo prodotto di credito dedicato alle micro-imprese ("Fido Unico"), finalizzato a ridurre incombenze amministrative ed oneri connessi, in una logica di reciproca convenienza con la clientela.
Infine, sono state riviste le modalità di relazione con i principali Consorzi Fidi anche con la definizione di un nuovo modello di pricing che, guardando ai principi di Basilea 2, opera differenziazioni sulla base del rating del Consorzio e dei singoli clienti.

Mercato imprese

L'attività si è focalizzata sulla realizzazione e promozione di prodotti e servizi, a supporto degli sforzi che le aziende del nostro territorio stanno compiendo per migliorare la loro capacità di competere.
Banca CR Firenze ha aderito al protocollo d'intesa siglato fra ABI, Confindustria e Agenzia delle Entrate stanziando un plafond rotativo per smobilizzare con affidamenti aggiuntivi i crediti IVA della clientela nei confronti dell'Erario.
In collaborazione con "Promofirenze" (azienda speciale della Camera di Commercio di Firenze) è stato stanziato un plafond di 50 milioni di euro per finanziamenti a medio termine finalizzati ad assistere programmi di espansione all'estero (promozione all'estero, partecipazione a fiere internazionali, joint ventures, etc.).
A sostegno delle iniziative di innovazione tecnologica, tutela dell'ambiente, ricerca e sviluppo, è stato stanziato un plafond di 75 milioni di euro per finanziamenti a medio termine con caratteristiche di elevato interesse per le aziende grazie ad un contenuto costo della garanzia prestata da Fidi Toscana S.p.A.
Per supportare la riqualificazione delle strutture alberghiere e sfruttare al meglio le potenzialità del territorio è stato raggiunto un accordo con Confindustria Toscana, Confidi Toscana, Fidi Toscana S.p.A. per finanziamenti a medio/lungo termine con la caratteristica innovativa di ricomprendere anche investimenti nella sfera del cosiddetto "intangibile" (iniziative di marketing, ecc...).
Nel corso dell'ultimo trimestre è stato rilasciato un nuovo prodotto destinato alle imprese e cooperative operanti nel settore edilizio e alle società immobiliari appaltanti, denominato "Mutuo Cantiere", per la costruzione e la ristrutturazione di immobili prevalentemente ad uso abitativo. Tale prodotto si configura, nella fase di realizzazione dell'opera, come un mutuo erogabile a stato di avanzamento lavori con un preammortamento fino ad un massimo di 60 mesi; a lavori ultimati, in sede di erogazione finale, il mutuo potrà essere frazionato e accollato ai singoli quotisti, permettendo loro di contenere le spese notarili e di ridurre i costi di istruttoria, di perizia e fiscali.
È stato sottoscritto un accordo con Fidi Toscana S.p.A., per una nuova iniziativa denominata "Fidi Toscana Sviluppo" e destinata a PMI (in possesso dei parametri dimensionali UE), consorzi e società consortili, finalizzato al rilascio da parte di Fidi Toscana di una garanzia sussidiaria pari al 60% o all'80% dell'operazione finanziata.

In collaborazione con Centro Factoring S.p.A. è stato realizzato "Pronto in banca Credifactoring", che consente alle imprese clienti della Banca di ottenere un servizio di incasso articolato e completo dei propri crediti, semplificando la gestione amministrativa delle fatture.
È proseguita l'azione di supporto alla crescita dimensionale delle imprese attraverso fondi di private equity ai quali Banca CR Firenze partecipa in qualità di sottoscrittore.
Riguardo le operazioni di debito strutturato si segnala l'attività di asseveramento di project financing ai sensi della Legge Merloni/ter per 6 progetti con un importo globale di circa 50 milioni di euro.
Nel comparto delle "fusioni e acquisizioni", infine, sono state portate a termine, in qualità di advisor finanziario, n. 4 operazioni.

Mercato private

Nel primo semestre 2005 è stato completato l'affinamento e la condivisione dei profili di rischio con tutti i clienti del mercato private.
L'offerta si è arricchita con alcune interessanti nuove linee di prodotto:

- le GPA "Private Scelta Condivisa", gestioni con preventivo assenso rivolte ad una nicchia di clienti con elevati patrimoni, significativa cultura finanziaria e propensione ad una sistematica e frequente condivisione con l'asset manager delle scelte attinenti il proprio portafoglio finanziario;
- la distribuzione di quattro delle principali Sicav Internazionali (Parvest, Fidelity, JPMorgan, Schroders).
  - Le gestioni patrimoniali, che si riconfermano il prodotto più importante per questo mercato, hanno fatto registrare nel 2005 un notevole incremento del patrimonio gestito, che ha raggiunto 2.212 milioni di euro.

Consorzi Garanzia Collettiva Fidi

Nell'ambito delle relazioni esistenti con i consorzi garanzia collettiva fidi al fine di assicurare il soddisfacimento delle esigenze manifestate dal mercato è stata curata, come nel passato, la costante verifica e il conseguente adeguamento/ampliamento della gamma di offerta. Questa attività si è concretizzata, nel corso del 2005, con la realizzazione di oltre 70 nuovi accordi operativi sottoscritti ad integrazione delle convenzioni esistenti.
In particolare si è operato con successo per estendere, anche all'ambito consortile, alcuni nuovi prodotti di finanziamento a medio e lungo termine appositamente realizzati per gli operatori del settore alberghiero e i titolari di stabilimenti balneari - un segmento di clientela di rilevante interesse per il nostro territorio di riferimento – configurando anche prodotti , per il settore alberghiero, coperti da co-garanzia rilasciata da Fidi Toscana e Confidi Toscana.
Ha preso inoltre campo la diffusione, fra i consorzi che operano nel settore del commercio, del nuovo prodotto Fido Pos, realizzato per migliorare l'efficacia commerciale.

L'attività di ricerca e sviluppo e gli interventi organizzativi

Area Commerciale

Nel corso del 2005 sono stati attuati i seguenti ulteriori interventi organizzativi volti alla piena operatività ed all'affinamento del nuovo modello distributivo:

- razionalizzazione della Rete Retail, nell'ambito del Progetto Crescita e Redditività Filiali, attraverso la trasformazione di 14 Filiali in Sportelli Avanzati di 11 Filiali di maggiori dimensioni, allo scopo di ottenere una maggiore efficienza commerciale e reddituale;
- apertura di 9 nuovi Sportelli: 4 in zone a "marchio" (Filiale 44 di Firenze; Ponte a Ema, San Vincenzo e Montepulciano), 5 in zone di espansione commerciale (2 su Bologna e 3 su Roma), e l'acquisizione della Filiale di Spoleto da CR Orvieto;
- è stato inoltre implementato il Canale Imprese/Private attraverso la costituzione del Centro Private di Bologna e dell'Area Roma Imprese e Private.

Nell'ambito degli interventi descritti ai punti precedenti è stato possibile soddisfare 102 richieste di trasferimento avanzate dal Personale, pari a circa il 16% dei provvedimenti complessivamente eseguiti.
Infine, l'implementazione delle politiche di Gruppo ed il progressivo processo di integrazione hanno accentuato, nel corso del 2005, il ricorso a Personale distaccato dal Gruppo verso la Capogruppo passato da 56 unità, presenti al 31 dicembre 2004, a 104 unità al 31 dicembre 2005, mentre i distacchi verso le banche controllate sono passati, nello stesso arco temporale, da 35 a 41.

Area Credito

Nel corso del 2005 le attività progettuali in quest'area hanno riguardato il "rengeenering" del processo del credito ed altri settori quali l'adeguamento a "Basilea2", e il programma "Patti Chiari".
Nell'ambito del Progetto "Reengineering del processo del credito" è stata modificata la struttura organizzativa della Direzione Crediti introducendo la specializzazione in relazione al mercato di riferimento ed accentrando la funzione del controllo del rischio di credito.
Quest' ultima viene svolta su due livelli:

- sulle singole posizioni (per importi superiori a euro 5.000,00), evidenziate da una specifica procedura e da estrazioni mirate di eventi di anomalia;
- sulle singole unità periferiche (Filiali e Centri Imprese), sulla base della dinamica di aggregati rappresentativi della rischiosità del portafoglio crediti di pertinenza.

Sono stati inoltre completati i processi "Small Business" e "Imprese", che hanno recepito il calcolo e la validazione del nuovo modello di rating "MIRA" implementato in funzione dei requisiti richiesti da Basilea 2.
Relativamente al progetto "Patti Chiari" sono state portate a termine le attività progettuali dell'area credito - "tempi medi di risposta sul credito alle PMI" e "criteri di valutazione delle capacità di credito delle PMI" – certificate in corso d'anno.

Area Finanza

È proseguita l'evoluzione organizzativa della funzione in ottica di Gruppo, sia in termini di revisione della struttura sia della normativa che disciplina l'assunzione del rischio di credito in area finanza.
Sono proseguiti gli interventi di adeguamento ed evoluzione dei sistemi di front-office, dei supporti informativi e di comunicazione a beneficio delle reti di Gruppo, nel comparto della finanza per la clientela e delle normative che disciplinano l'assunzione dei rischi finanziari e i limiti di posizione.
Allo scopo di incrementare l'efficienza dell'operatività e del controllo in area finanza è stato implementato l'applicativo di front-office "Reuters Kondor+" e "Dealer Wizard" che consentono la gestione integrata degli investimenti monetari, finanziari e valutari, sotto il profilo del presidio dimensionale, di costo e di redditività nonché di gestione puntuale del rischio.
In particolare il modulo Credit Net di Kondor+ provvede a fornire informazioni giornaliere circa il complesso massimali/utilizzi in relazione al rischio di controparte per le attività in titoli, derivati e depositi sia in termini analitici per desk operativo che aggregati per l'intera operatività.
È stato inoltre introdotto un nuovo strumento per la verifica dell'efficacia delle coperture con attività di presidio sistematico per data di reporting, coerentemente con i requisiti richiesti dalle nuove metodologie contabili IAS/IFRS.
L'attività in strumenti derivati è riferibile principalmente all'intermediazione con clientela e alla copertura di proprie obbligazioni strutturate.
Nei confronti della clientela l'operatività di intermediazione in derivati riguarda soprattutto strumenti di tipo "interest rate swap" non quotati, ed è finalizzata principalmente alla gestione del rischio di tasso. A tale attività si affianca l'intermediazione in opzioni su valute, con lo scopo di protezione delle posizioni assunte in divisa estera.
È proseguita l'attività di razionalizzazione del "Middle Office e Back Office" a livello di Gruppo per il governo dei prodotti finanziari derivati. L'attività ha mirato ad una evoluzione delle fasi di gestione, implementazione e segnalazione per ampliare la gamma di offerta nei confronti della clientela Imprese.

Area Governo e controllo

Governo e ottimizzazione ICT di Gruppo

Sono stati completati ed approvati il nuovo Modello ICT e l'Architettura Organizzativa di Gruppo, in termini di strutture, ruoli e processi finalizzata a migliorare l'integrazione di Gruppo e a raggiungere un maggior livello di efficienza operativa.
La società strumentale Datacentro S.p.A. è stata incorporata in Banca Cr Firenze S.p.A., nell'ottica della razionalizzazione dell'architettura informatica del Gruppo.
Sono in fase di roll-out la nuova organizzazione, con l'allocazione puntuale di tutte le risorse umane alle strutture e la definizione del processo operativo.
È stato reso disponibile il catalogo dei servizi, che definisce i servizi ICT offerti agli utenti del Gruppo.
Inoltre, sono state completate le linee guida ed i business case su tre importanti aree tecnologiche-infrastrutturali: nuova Piattaforma Multicanale, Consolidamento Server e Revisione Rete Geografica.

Integrazione e governo di Gruppo

Per CR Civitavecchia a seguito delle fasi di assessment organizzativo e sulle Risorse Umane svoltesi nel periodo dicembre 2004 - marzo 2005 nell'ambito del Progetto Integrazione e Governo di Gruppo, sono stati attivati interventi allo scopo di garantire processi operativi snelli con livelli di servizi concordati e tendenzialmente a costi inferiori agli attuali che, ferma restando l'autonomia nel presidio del territorio, nella gestione della relazione con il cliente, nell'erogazione del credito e nello sviluppo degli affari, sono stati finalizzati alla realizzazione di strutture di Gruppo. Tali interventi consentiranno di potenziare qualitativamente e quantitativamente le Risorse della rete commerciale salvaguardando e valorizzando la diversa localizzazione territoriale delle Risorse nell'ambito delle strutture operative e distributive del Gruppo.

In data 28/6/2005 il CdA di CR Civitavecchia ha approvato la nuova configurazione e dal 1° luglio 2005 ha preso avvio la nuova struttura della Direzione Generale, che ha comportato diverse modifiche organizzative.

Tra gli interventi effetuati, ci sono anche le aperture di un nuovo Centro Imprese e un nuovo Centro Private.

Infine, in ottemperanza al D.LGS. 231 (responsabilità amministrativa delle aziende), la Banca si è dotata del "Modello di Organizzazione e Gestione D. Lgs. 231/01" approvato nel Consiglio di Amministrazione del 20 dicembre 2004. Nel Consiglio di Amministrazione del 24 gennaio 2005 sono stati nominati i membri dell'Organismo di Vigilanza 231. L'adozione del modello è stata formalizzata con Circolare Aziendale n. 177 del 22 marzo 2005.

Il 14 novembre 2005, il Consiglio di Amministrazione ha approvato una nuova versione del Modello per recepire nella Parte Generale le variazioni al contesto normativo in materia di "abusi di mercato" e integrare la Parte Speciale con un'apposita Sezione.

Migrazione CR Spezia

La migrazione di CR Spezia sul sistema informativo di Gruppo si è conclusa il 31 dicembre 2005 con l'apertura delle Filiali di CR Spezia al pubblico il giorno 2 gennaio 2006. Gli strumenti organizzativi ed informativi sono adesso uniformati a quelli di Gruppo.

Acquisizione Filiale di Spoleto da CR Orvieto

Allo scopo di avviare un processo di razionalizzazione nella distribuzione delle Filiali all'interno del Gruppo Banca CR Firenze, CR Orvieto ha ceduto alla Capogruppo la Filiale di Spoleto. Da luglio è stata garantita l'operatività a nuovo della Filiale sul sistema e nella struttura organizzativa di Banca CR Firenze.

Convenzione quadro per lo svolgimento dei Servizi Accentrati

Sono stati individuati (e previsti nelle specifiche convenzioni) i livelli di servizio che vengono assicurati alle Banche controllate e conseguentemente le funzioni aziendali della Capogruppo presso le quali sono state riallocate le attività accentrate, che dovranno garantire lo svolgimento del servizio secondo quanto previsto in convenzione, assicurando nel contempo un'interfaccia nei confronti delle Banche servite per le eventuali segnalazioni di disservizi.

Continuità operativa

Riguardo alla Continuità Operativa sono state completate le analisi degli impatti (Business Impact Analysis), di disegno delle soluzioni e di pianificazione delle attività, con approvazione dei Consigli di Amministrazione delle banche e società del Gruppo.

La relativa documentazione è stata inviata a Banca d'Italia nei termini stabiliti.

Per i fornitori di servizi in outsourcing è stato sottoposto un modello contrattuale con cui garantire la continuità operativa per le attività ed i servizi definiti critici.

È stata infine avviata la predisposizione dei Piani di Continuità e dei relativi Piani di Test.

Con riferimento al Disaster ricovery, per l'Area sistemi centrali sono stati completati gli interventi che hanno permesso l'esecuzione del test annuale sul sito secondario, in parallelo alle attività di produzione; per l'Area dipartimentali si sono concluse le attività di realizzazione dei piani di Disaster Recovery per le Aree Finanza e Monetica sul sito secondario di S.Agostino (Pistoia); per le altre applicazioni critiche è operativo un salvataggio giornaliero e/o settimanale.

I tempi di ripristino dell'operatività sono in linea con quanto previsto dalla normativa di vigilanza.

Area Risorse

Nell'ambito della logistica, sono state curate le attività di funzionamento (quali la manutenzione degli immobili e degli impianti, le spese amministrative legate ai fitti attivi e passivi, le utenze, l'approvvigionamento e distribuzio-

ne di modelli, stampati e cancelleria, le pulizie, le attività di vigilanza e facchinaggio) e di sviluppo (apertura e sistemazione di sportelli).
Sono proseguiti i lavori di realizzazione e/o rifacimento degli impianti di climatizzazione di alcune filiali, per l'adeguamento degli standard di sicurezza, con l'installazione di bussole antirapina e dei rilevatori biometrici.
Per quanto riguarda la tematica della sicurezza, è stato esteso ad ulteriori filiali il sistema di controllo accesso mediante il riconoscimento delle impronte digitali (Pisa Cisanello, Quinto Basso, Empoli Ag.2, Signa, Contea), ed è stato completato il passaggio dei videoregistratori da analogico VHS a digitale (l'accesso ai dati, registrati su hard disk, avviene solo tramite password, nel rispetto del D.L. 196/2003 sulla Privacy). Per quanto riguarda gli impianti di allarme, sono stati installati nuovi impianti sui nuovi bancomat e sono state sostituite le centrali di gestione di diverse filiali.
Il piano di interventi per la protezione dei bancomat previsto per il 2005 è stato ultimato con l'installazione di ulteriori 40 crociere antigas esplodente.
Con riferimento al settore "safety" è in fase di conclusione il monitoraggio ambientale di sanificazione delle condotte dell'impianto di condizionamento e delle centrali trattamento aria; è stato ultimato lo studio di fattibilità degli interventi per la mitigazione del gas Radon; è in corso di realizzazione il documento di valutazione dei rischi per le nuove unità produttive; sono state concluse le opere programmate per l'abbattimento delle barriere architettoniche, per garantire l'accessibilità e la visitabilità ai portatori di handicap.
Per quanto riguarda l'attività organizzativa, sono stati adeguati i processi e i modelli organizzativi aziendali alle normative vigenti (formalizzando un apposito Modello di Organizzazione e Gestione in base al D. Lgs. 231, e recependo, a livello di Gruppo, gli adempimenti richiesti in materia di privacy e sicurezza).
Una parte significativa dei processi aziendali (circa 340) è stata rappresentata nello strumento di analisi processi Wincare, ed è stata presa in carico da parte dei referenti del Coordinamento Organizzazione e Sistemi.
Con riferimento al trattamento dei dati personali, la banca (e le altre banche del Gruppo) ha proceduto agli adeguamenti richiesti dall'entrata in vigore del "Codice di deontologia e buona condotta per i sistemi informativi gestiti da soggetti privati in tema di crediti al consumo, affidabilità e puntualità nei pagamenti", promosso dal Garante per la protezione dei dati personali e sottoscritto dall'ABI, dalle Associazioni rappresentative del settore e dalle principali Associazioni dei Consumatori.
Gli adeguamenti richiesti dalla normativa a tutela dei diritti degli interessati hanno riguardato principalmente il processo di erogazione e gestione del credito e hanno comportato:

- l'adozione di una integrazione apposita all'informativa privacy, che è stata recapitata a tutti gli interessati;
- la comunicazione delle fonti di informazione della Banca, in caso di non accoglimento della richiesta di credito;
- la possibilità, per il cliente, di opporsi alla comunicazione dei propri dati alle Centrali Rischi private;
- l'obbligo per la Banca di informare l'interessato, prima di comunicare alle Centrali Rischi private una informazione negativa, come un ritardo di pagamento.

È stata condotta una revisione del tema privacy sui siti commerciali (Liberamente.net e Io-Impresa.it), che ha portato alla pubblicazione delle politiche di gestione dei dati personali della Clientela e dei siti Internet.
È stata inoltre resa operativa l'infrastruttura che consente la gestione accentrata della sicurezza delle applicazioni web.
Per contrastare il fenomeno del phishing, ossia il furto delle credenziali informatiche, è stata inoltre istituita nei siti commerciali una apposita sezione "sicurezza" con le principali indicazioni per garantire la sicurezza del canale Internet.
Con riferimento al "Codice di protezione dati personali" sono stati completati gli interventi pianificati in applicazione del d.lgs 196/03, già impostati e intrapresi nel 2004. In particolare nel 2005:

- sono proseguiti gli interventi per l'adeguamento dei periodi di conservazione dei dati personali
- sono state riviste le assegnazioni delle responsabilità privacy ed è stata aggiornata la normativa interna, in conseguenza all'accentramento delle attività per la CR Civitavecchia;
- è stata aggiornata la notifica al Garante in conseguenza all'incorporazione di Datacentro;
- sono stati adeguati i contratti dei fornitori, con clausole a tutela del trattamento dati di cui la Banca è titolare;
- è stato aggiornato il "Documento programmatico sulla sicurezza dei dati" per l'anno 2005 (si segnala che risulta attualmente disponibile anche il documento per il 2006).

Area comunicazione esterna

Anche nel 2005 l'attività di comunicazione esterna della Banca ha fornito il proprio supporto alle attività della Banca e del Gruppo sia dal punto di vista istituzionale che commerciale. La comunicazione, intesa come media relations, pubblicità, organizzazione di eventi e pubbliche relazioni, ha infatti contribuito al rafforzamento del legame con i principali portatori di interesse sul territorio.

È stato completato il restyling del sito istituzionale, che ha portato ad un profondo rinnovamento della grafica e dei contenuti, secondo una logica di coordinamento dell'immagine istituzionale, di semplicità nella navigazione e di facilità di accesso alle informazioni sulla Banca. È stato inoltre concluso il processo di revisione della comunicazione alla clientela attraverso la definizione di un layout comune e la semplificazione e razionalizzazione dei documenti, con interventi sia sulla grafica che sul linguaggio. In linea con il consolidamento del processo di revisione della Corporate Identity della Banca e del Gruppo è stata infine compiuta un'indagine in ciascuna filiale per verificare la coerenza con l'immagine istituzionale ed il coordinamento delle comunicazioni verso la clientela (dalle affissioni agli spazi per le campagne commerciali, fino al materiale relativo a Patti Chiari).
Nell'ambito di "Patti Chiari", progetto per il quale la Banca ha ottenuto conferma della certificazione per la totalità dei progetti, è stata promossa la comunicazione a favore della clientela attraverso la diffusione dei materiali informativi ed il coordinamento della comunicazione anche a livello di Gruppo.
Relativamente all'attività di media relations si è provveduto a sostenere la comunicazione dei risultati e delle strategie della Banca e del Gruppo, a veicolare le informazioni relative all'assetto societario della Capogruppo e ad informare il pubblico sulle iniziative commerciali dell'Azienda e del Gruppo. La comunicazione ha inoltre fornito il proprio supporto nel dare notizia delle iniziative di impegno civile della Banca e di eventi da essa promossi o sponsorizzati.
Proprio nell'ambito delle sponsorizzazioni, oltre ai ritorni di immagine sono stati valutati costantemente i vantaggi a favore della clientela (servizi dedicati, visite guidate, posti riservati, sconti e agevolazioni). Nel 2005 è stato rinnovato il sostegno alle più importanti istituzioni sportive locali, quali A.C.F. Fiorentina, Empoli Football Club, Circolo del Tennis Firenze, Rari Nantes, Basket Firenze, Golf dell'Ugolino e CUS Firenze, rafforzando la comunicazione e la presenza istituzionale. La Banca continua inoltre ad essere sempre presente anche al fianco delle istituzioni culturalmente più prestigiose, come il Teatro del Maggio Musicale Fiorentino, il Teatro della Pergola, il Teatro Verdi e il nuovo Teatro Saschall, rinnovando contemporaneamente le agevolazioni riservate ai correntisti.
Tra gli eventi si segnala il "Cadre Noir de Saumur" a Firenze, il maggior evento mediatico realizzato nella nostra città nel 2005, seguito da una notevole eco a livello nazionale ed internazionale. La manifestazione equestre ha segnato il "tutto esaurito" per ognuna delle tre serate in programma. La Banca ha lavorato attivamente alla realizzazione dell'evento, co-sponsorizzato da BNP Paribas, Findomestic e Centrovita Assicurazioni.
Si segnalano inoltre la presentazione della "Porta del Mito", opera in bronzo di proprietà della Banca realizzata dallo scultore Onofrio Pepe, che per tutta la primavera del 2005 è stata visibile al pubblico e ai turisti che hanno varcato il loggiato degli Uffizi, ed il sostegno ad iniziative di rilievo aventi finalità culturali o scientifiche, come la 4° edizione del "Premio Città di Firenze sulle Scienze Molecolari", in collaborazione con l'Ente Cassa di Risparmio di Firenze e la Camera di Commercio e la mostra su Arnolfo di Cambio "Arnolfo. Alle origini del Rinascimento fiorentino", anch'essa assieme all'Ente Cassa.
Da ricordare le mostre realizzate presso la Sala delle Colonne di via Bufalini, come l'esposizione dedicata alle recenti acquisizioni della Banca e dell'Ente, promossa in particolare in occasione della giornata "Invito a Palazzo", e la personale di Silvano Campeggi "Dall'Affiche alla Pop Art".
A dicembre si sono infine rinnovati due appuntamenti di grande risonanza e partecipazione: il concerto di fine anno in piazza della Signoria a Firenze, diretto dal Maestro Giuseppe Lanzetta, ed il concerto in Vaticano.
L'attività di comunicazione pubblicitaria della Banca supporta le campagne di prodotto delle aree commerciali specializzate. Per la clientela Business è stata realizzata la campagna "Fido Unico" e l'iniziativa "Presenta un amico" con manifesti, locandine e depliant in tutte le filiali di Banca CR Firenze, oltre ad una campagna radiofonica e a mezzo stampa; nel settore assicurativo è stato promosso il fondo pensione aperto "CR Previdenza".
È stata infine conclusa nel 2005 la campagna di comunicazione tramite mailing, radio e affissione in filiale a sostegno di "Prestissimo", in collaborazione con Findomestic Banca.
Dando continuità alla campagna promozionale di "Carta Viola" e agli accordi con A.C.F. Fiorentina, sono state realizzate inserzioni su stampa e radio locali favorendo l'evoluzione delle vendite di tale carta prepagata. Sono stati infine rinnovati molti strumenti specialistici di comunicazione con la clientela, come brochure o depliant diretti a particolari target (imprese, private banking).

Relazione sulla gestione

4. L'andamento reddituale

Premessa

Nel corso dell'esercizio 2005 l'attività della Banca è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali tese al miglioramento dei servizi resi e all'acquisizione di nuova clientela. Questo obiettivo, peraltro, non ha impedito di mantenere elevato il controllo sui costi, attraverso una costante ricerca di soluzioni organizzative sempre più efficienti.
Sono stati raggiunti risultati più che soddisfacenti in termini di redditività, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale a rischio e verso il presidio della redditività e della creazione di valore.

Sintesi dei risultati

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Margine d'interesse	292,7	274,8	17,9	+6,5%
Margine d'intermediazione	637,7	594,7	43,0	+7,2%
Risultato di gestione	210,7	191,4	19,3	+10,1%
Utile delle attività ordinarie	155,2	135,3	19,9	+14,7%
Utile lordo	166,1	136,7	29,4	+21,5%
Utile netto	**118,1**	**97,0**	**21,1**	**+21,8%**

Il conto economico dell'esercizio 2005 si chiude con un utile netto pari a 118,1 milioni di euro, con un incremento del 21,8% rispetto all'esercizio precedente, che trova riscontro anche nel significativo miglioramento di tutti i margini reddituali.

Il margine d'interesse

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Interessi attivi clientela	399,2	374,7	24,5	+6,5%
Interessi passivi clientela	-60,1	-59,4	-0,7	+1,2%
Interessi netti clientela	339,1	315,3	23,8	+7,5%
Interessi attivi su titoli	32,1	30,6	1,5	+4,9%
Interessi passivi su titoli	-79,9	-75,0	-4,9	+6,5%
Interessi netti su titoli	-47,8	-44,4	-3,4	+7,7%
Interessi attivi banche	31,1	28,3	2,8	+9,9%
Interessi passivi banche	-30,0	-24,7	-5,3	+21,5%
Interessi netti banche	1,1	3,6	-2,5	-69,4%
Altri interessi attivi	0,3	0,3	0,0	+0,0%
Margine d'interesse	**292,7**	**274,8**	**17,9**	**+6,5%**

Il positivo andamento del margine d'interesse rispetto al 31 dicembre 2004 riflette l'incremento dei volumi intermediati, che ha determinato un aumento di 17,9 milioni di euro (+6,5%), trainato in primo luogo dagli impieghi a clientela e in particolare dai finanziamenti a medio/lungo termine, il cui volume ha registrato un ulteriore incremento. Dalla scomposizione del margine d'interesse emerge che la componente prodotta dai rapporti intrattenuti con la clientela è risultata pari a 339,1 milioni di euro, con un incremento del 7,5%.

Il margine d'intermediazione

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Margine d'interesse	**292,7**	**274,8**	**17,9**	**+6,5%**
Commissioni nette ed altri proventi di gestione netti	250,5	233,6	16,9	+7,2%
Commissioni attive	*180,8*	*173,7*	*7,1*	*+4,1%*
Commissioni passive	*-21,9*	*-18,0*	*-3,9*	*+21,7%*
Altri proventi di gestione	*95,6*	*81,6*	*14,0*	*+17,2%*
Altri oneri di gestione	*-4,0*	*-3,7*	*-0,3*	*+8,1%*
Profitti da operazioni finanziarie e dividendi su azioni	27,5	32,2	-4,7	-14,6%
Dividendi su partecipazioni	67,0	54,1	12,9	+23,8%
Margine d'intermediazione	**637,7**	**594,7**	**43,0**	**+7,2%**

Rispetto al 31 dicembre 2004 il margine d'intermediazione registra un incremento di 43,0 milioni di euro (+7,2%) legato, in particolare, ai risultati conseguiti sul margine d'interesse ed alla crescita dei dividendi erogati dalle società controllate, quale effetto dei migliori risultati reddituali dalle stesse ottenuti. Significativa anche la crescita degli altri proventi di gestione, che includono: l'aumento dei recuperi da clientela relativi ai bolli applicati sui conti correnti, correlati ai maggiori oneri derivanti dall'incremento della relativa imposizione; le maggiori spese recuperate dalle società del Gruppo, quale espressione del crescente livello di accentramento delle attività operative; i ricavi di Data Centro S.p.A., incorporata dalla Banca nel corso dell'esercizio 2005.

Composizione delle commissioni attive


80
70
60
50
40
30
20
10
0
Garanzie rilasciate
Servizi di gestione, intermediazione e consulenza
Servizi di incasso e pagamento
Altri servizi
2004
2005

Il risultato di gestione

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Margine d'intermediazione	**637,7**	**594,7**	**43,0**	**+7,2%**
Spese amministrative	-392,1	-366,5	-25,6	+7,0%
Spese per il personale	*-230,8*	*-221,5*	-9,3	+4,2%
Imposte e tasse	*-29,5*	*-24,4*	-5,1	+20,9%
Spese correnti	*-131,8*	*-120,6*	-11,2	+9,3%
Rettifiche di valore su immobilizzazioni materiali ed immateriali	-34,9	-36,8	1,9	-5,2%
Risultato di gestione	**210,7**	**191,4**	**19,3**	**+10,1%**

Il risultato di gestione registra un incremento di 19,2 milioni di euro (+10,1%) rispetto all'anno 2004.
Le spese amministrative crescono rispetto all'esercizio precedente per effetto:

- dell'aumento dei costi del personale (+4,2%), conseguente alla rilevazione dei contributi al FIP a prestazione definita pari a 3,1 milioni di euro (precedentemente contabilizzati tra gli "accantonamenti per rischi e oneri") per effetto della sottoscrizione del relativo accordo, al rinnovo del CCNL e alla incorporazione della controllata Data Centro S.p.A., per un importo di circa 2,3 milioni di euro; escludendo l'impatto di questi due eventi, l'incremento effettivo del costo del personale risulta pari all'1,8%;
- delle imposte indirette (+20,9%), aumentate a seguito dell'incremento dell'imposta di bollo applicata sui conti correnti;
- delle spese correnti (+9,3%) sostenute a supporto delle politiche di espansione commerciale dell'impresa e inclusive anche delle spese sostenute dalla controllata Data Centro S.p.A., incorporata nel corso dell'esercizio 2005.

L'utile netto

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Risultato di gestione	**210,7**	**191,4**	**19,3**	**+10,1%**
Accantonamenti e rettifiche nette su crediti	-50,7	-53,5	2,8	-5,2%
Rettifiche nette su immobilizzazioni finanziarie	-4,8	-2,6	-2,2	+84,6%
Utile delle attività ordinarie	**155,2**	**135,3**	**19,9**	**+14,7%**
Proventi straordinari netti	10,9	1,4	9,5	n.s.
Utile lordo	**166,1**	**136,7**	**29,4**	**+21,5%**
Imposte sul reddito	-48,0	-39,7	-8,3	+20,9%
Utile netto	**118,1**	97,0	**21,1**	**+21,8%**

La variazione dell'utile delle attività ordinarie rispetto al precedente esercizio, pari a 19,9 milioni di euro (+14,7%), si riflette sulla redditività complessiva che, come già ricordato, segna un incremento di 21,1 milioni di euro, pari a +21,8 punti percentuali.

L'ammontare degli accantonamenti per garanzie ed impegni nonché per rischi ed oneri diversi e delle rettifiche nette su crediti stanziate nell'esercizio risulta inferiore del 5,2% rispetto all'esercizio precedente, principalmente per effetto delle riprese di valore su posizioni svalutate in esercizi precedenti (incrementate di circa 6,8 milioni di euro), in parte compensate dall'aumento dell'importo accantonato ai Fondi rischi su crediti (voce 90 del passivo), pari a 3,0 milioni di euro.
Va peraltro ricordata in questa sede anche l'aggiuntiva rettifica di 4,2 milioni di euro apportata a fronte delle posizioni sconfinate persistenti (oltre 180 giorni) come prescritto in materia dalla normativa vigente.

Il ROE ed i ratios


Utile netto e ROE
12%
11%
10%
9%
8%
120
110
100
90
80
70
60
50
40
2003
2004
2005
Utile netto
ROE


Patrimonio netto e ROE
10,4 %
9,4%
1300
1250
1200
1150
1100
1050
1000
950
900
850
800
2003
2004
2005
Patrimonio netto
ROE

Il ROE di Banca CR Firenze, calcolato rapportando l'utile netto al patrimonio netto contabile medio degli ultimi due anni ed escludendo l'utile in formazione, risulta pari al 10,5% (9,6% al 31 dicembre 2004); si ricorda tra l'altro che nell'esercizio 2005 il patrimonio netto è aumentato, al netto dei dividendi distribuiti, di 127,0 milioni di euro (+11,4%), anche per effetto della rivalutazione degli immobili di cui allo specifico paragrafo della presente relazione. Escludendo quest'ultima, il ROE si cifrerebbe al 10,9%.
Il cost/income, calcolato rapportando le spese amministrative (al netto dei recuperi spese) e le rettifiche di valore su immobilizzazioni materiali ed immateriali (al netto dell'ammortamento dell'avviamento) al margine d'intermediazione (al netto dei recuperi spese), risulta pari al 64,4% ed evidenzia pertanto una riduzione di 1,7 punti percentuali rispetto all'esercizio precedente (66,1%).


Cost / Income
70%
56%
67,7%
66,1%
64,4%
2003
2004
2005

Per quanto riguarda l'andamento di alcuni ratios economici di Banca CR Firenze, rispetto al 31 dicembre 2004 si rileva che l'incidenza sul totale dell'attivo del costo del personale e delle spese amministrative complessive si è mantenuta sostanzialmente in linea (ovvero pari a, rispettivamente, 1,7% e 2,8%).

5. Le grandezze patrimoniali e la struttura

Le attività gestite per conto della clientela

La raccolta

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004	
			assoluta	%
Raccolta diretta	10.597,6	9.869,9	727,7	+7,4%
Raccolta indiretta	15.204,6	14.360,2	844,4	+5,9%
Raccolta totale	**25.802,2**	**24.230,1**	**1.572,1**	**+6,5%**

A fine dicembre, il valore complessivo dei mezzi amministrati tra raccolta diretta e indiretta si è attestato a 25.802,2 milioni di euro, con un incremento (+6,5%) da ascrivere alla crescita registrata sia dalla diretta (+7,4%) che dalla indiretta (+5,9%).

La raccolta diretta

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004	
			assoluta	%
Depositi, CD e obbligazioni	9.939,2	9.239,2	700,0	+7,6%
Raccolta a vista (conti correnti passivi, depositi a risparmio e fondi di terzi in amministrazione)	*6.355,4*	*5.918,6*	*436,8*	*+7,4%*
Certificati di deposito	*140,1*	*161,9*	*-21,8*	*-13,5%*
Obbligazioni (comprese subordinate)	*3.443,7*	*3.158,7*	*285,0*	*+9,0%*
Pronti contro Termine	578,5	560,2	18,3	+3,3%
Altri titoli ed assegni circolari	79,9	70,5	9,4	+13,3%
Raccolta diretta	**10.597,6**	**9.869,9**	**727,7**	**+7,4%**

Rispetto al 31 dicembre 2004 l'aggregato in esame evidenzia principalmente l'aumento della raccolta a vista (incrementata di 436,8 milioni di euro) e delle obbligazioni (cresciute di 285,0 milioni di euro), in maniera sincrona rispetto alle forme di impiego a medio/lungo termine (lungo lo stesso arco temporale), mentre permane la strutturale riduzione dei certificati di deposito (-13,5%).


Raccolta diretta
7.000,0
6.000,0
5.000,0
4.000,0
3.000,0
2.000,0
1.000,0
0,0
Raccolta a vista
Obbligazioni
Pronti contro termine
Altre forme di raccolta
2003
2004
2005

La raccolta indiretta

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	Variazione 2005 - 2004 %
Raccolta amministrata	7.671,3	7.216,7	454,6	+6,3%
Raccolta gestita	7.533,3	7.143,5	389,8	+5,5%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.211,9*	*1.820,8*	*391,1*	*+21,5%*
Fondi	*3.243,0*	*3.319,5*	*-76,5*	*-2,3%*
Assicurazioni	*2.078,4*	*2.003,2*	*75,2*	*+3,8%*
Raccolta indiretta	**15.204,6**	**14.360,2**	**844,4**	**+5,9%**

La raccolta indiretta, che comprende le diverse forme del risparmio gestito, i titoli e le altre attività finanziarie detenute dalla clientela in conto deposito amministrato, ha chiuso l'esercizio a 15.204,6 milioni di euro, con un incremento del 5,9% dovuto alla crescita sia della raccolta amministrata (+454,6 milioni di euro) che delle varie forme del comparto gestito (+389,8 milioni di euro).
Meritevole di nota risulta l'andamento del comparto delle gestioni patrimoniali (GPM-GPS-GPF) con un incremento del 21,5%, mentre il risparmio amministrato si è collocato a fine anno a quota 7.671,3 milioni di euro, con un aumento del 6,3%.


Raccolta gestita
4.000
3.000
2.000
1.000
0
Gestioni
Fondi
Assicurazioni
2003
2004
2005

I crediti e la clientela

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Conti correnti e finanziamenti	4.684,4	4.872,9	-188,5	-3,9%
Mutui	3.889,1	3.214,5	674,6	+21,0%
Sofferenze	110,2	97,2	13,0	+13,4%
Portafoglio sconto	89,4	99,4	-10,0	-10,1%
Conti di tesoreria	9,7	11,7	-2,0	-17,1%
Altri impieghi	79,7	63,1	16,6	+26,3%
Impieghi a clientela	**8.862,5**	**8.358,8**	**503,7**	**+6,0%**

Nel corso dell'esercizio 2005 gli impieghi a clientela al netto delle rettifiche di valore sono aumentati di 503,7 milioni di euro (+6,0%), principalmente in seguito al positivo andamento dei comparto mutui (+21,0%), agevolato dalla dinamica dei tassi di interesse e dalla particolare efficacia dell'azione commerciale intrapresa dalla struttura operativa in piena sintonia con la strategia aziendale.
Per categorie di debitori il settore produttivo (società non finanziarie e famiglie produttrici) è il principale prenditore di fondi con circa il 65,4% dell'ammontare degli impieghi, mentre i prestiti concessi alle famiglie consumatrici assorbono il 23,3% circa del totale. I prestiti alle imprese finanziarie rappresentano il 7,6% circa.
La composizione degli impieghi per durata rileva che i finanziamenti a medio/lungo termine rappresentano il 48% del totale.
Per quanto riguarda la ripartizione territoriale degli impieghi, questi risultano concentrati nel territorio di riferimento, ovvero circa l'85% dei finanziamenti concessi da Banca CR Firenze è indirizzato al soddisfacimento delle domande di credito avanzate dagli operatori residenti in quest'area.


Impieghi a clientela
6.000
5.000
4.000
3.000
2.000
1.000
0
Conti correnti e finanziamenti
Mutui
Altri impieghi
2003
2004
2005

La qualità del portafoglio crediti

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Sofferenze lorde	*212,5*	*190,4*	*22,1*	*+11,6%*
Dubbi esiti	*-102,3*	*-93,2*	*-9,1*	*+9,8%*
Sofferenze nette	110,2	97,2	13,0	+13,4%
Grado di copertura sofferenze	48,1%	48,9%		-0,8%
Scaduti/sconfinati da oltre 180 giorni lordi	*62,1*	*0,0*	*62,1*	*+100,0%*
Dubbi esiti	*-3,9*	*0,0*	*-3,9*	*+100,0%*
Scaduti/sconfinati da oltre 180 giorni netti	58,2	0,0	58,2	+100,0%
Grado di copertura scaduti/sconfinati da oltre 180 giorni	6,3%	0,0%		+6,3%
Altre partite a rischio lorde	*158,0*	*181,3*	*-23,3*	*-12,9%*
Dubbi esiti	*-18,1*	*-22,2*	*4,1*	*-18,5%*
Altre partite a rischio nette	139,9	159,1	-19,2	-12,1%
Grado di copertura altre partite a rischio	11,5%	12,2%		-0,7%
Partite a rischio lorde	432,6	371,7	60,9	+16,4%
Dubbi esiti complessivi	-124,3	-115,4	-8,9	+7,7%
Partite a rischio nette	**308,3**	**256,3**	**52,0**	**+20,3%**
Grado di copertura delle partite a rischio	**28,7%**	**31,0%**		**-2,3%**

NOTA: i dubbi esiti su sofferenze includono 0,5 milioni di euro di rettifiche relative a titoli in default.

Rispetto all'esercizio 2004, le partite a rischio registrano la nuova categoria dei crediti scaduti/sconfinati da oltre 180 giorni come prescritto dalla normativa della Banca d'Italia, per un importo pari a circa 62 milioni di euro. Il grado di copertura delle partite a rischio complessive ha registrato un leggero decremento (-2,3%), esclusivamente dovuto alla copertura della nuova categoria degli sconfinati persistenti. Relativamente alla qualità del credito, il rapporto fra le sofferenze nette e gli impieghi totali si è attestato sull'1,24% rispetto all'1,15% del precedente esercizio.
Se si esclude la nuova categoria dei crediti scaduti/sconfinati da oltre 180 giorni, l'ammontare complessivo delle partite a rischio nette (sofferenze, incagli ed altre partite minori) risulta diminuito, a dimostrazione del mantenimento di criteri prudenziali nella valutazione dei crediti dubbi da parte della Banca.
In materia di *coverage ratio* le rettifiche di valore (dubbi esiti) poste a copertura delle sofferenze sono incrementate del 9,8% con un rapporto di copertura pressoché costante rispetto al 2004 (48,1% contro 48,9%).
Il grado complessivo di copertura delle partite a rischio registra un decremento del 2,3%, come anticipato a seguito della nuova categoria dei crediti scaduti/sconfinati da oltre 180 giorni; il suddetto grado di copertura, inclusivo anche dei Fondi rischi su crediti (voce 90 del passivo dello stato patrimoniale) esistenti al 31 dicembre 2005, è pari al 33,6%.

L'attività sui mercati finanziari

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Titoli del Tesoro rifinanziabili	71,1	322,1	-251,0	-77,9%
Obbligazioni ed altri titoli	1.346,8	1.016,3	330,5	+32,5%
Azioni ed altri titoli di capitale	124,1	55,4	68,7	+124,0%
Totale Titoli	**1.542,0**	**1.393,8**	**148,2**	**+10,6%**

Nell'esercizio 2005 l'ammontare dei titoli in portafoglio è cresciuto (+10,6%), principalmente per effetto della crescita del comparto relativo alle obbligazioni ed altri titoli di debito, il cui incremento ha più che compensato la diminuzione registrata dai titoli del tesoro rifinanziabili.
L'incremento del portafoglio di proprietà nel corso del 2005 è riconducibile per circa 62 milioni di euro agli investimenti mobiliari del FIP (sezioni "ordinaria" e "speciale") di cui al Rendiconto annuale allegato alla nota integrativa.

Portafoglio di proprietà: risulta composto al 31 dicembre 2005 per circa il 37% da Titoli di Stato e ha espresso un rendimento medio annuo del 2,25%. La duration media a fine esercizio è pari a 6 mesi, mentre il VaR si attestava a 2,5 milioni di euro, corrispondenti a circa lo 0,13% della somma del Patrimonio di base e supplementare.
Le rettifiche di valore rilevate a fine esercizio sul portafoglio titoli sono state pari a 4,8 milioni di euro, mentre le rivalutazioni e riprese di valore hanno totalizzato 11,3 milioni di euro.
La gestione del portafoglio titoli di proprietà è stata caratterizzata fin dall'inizio dell'anno dalla rotazione del portafoglio di titoli a tasso variabile, con cessioni mirate di posizioni in CCT in fasi di mercato caratterizzate da buone opportunità e con ricostituzione delle posizioni con acquisti di titoli a tasso variabile, che presentano una migliore redditività e una più favorevole correlazione alla struttura dei tassi.
La gestione del portafoglio obbligazionario privilegia, nel complesso, strumenti che hanno riprezzamento frequente, durata contenuta e buone caratteristiche di liquidità e di merito creditizio. In particolare è stata rafforzata la posizione in obbligazioni di emittenti bancari di primaria importanza.

Mercati azionari: si è operato con la massima prudenza, seguendo l'andamento dei principali indicatori macro-economici e cercando di cogliere le opportunità offerte dal mercato mediante un'intensa attività di trading. A fine 2005 il saldo della posizione azionaria totale appare in modesto incremento rispetto a inizio anno. In ottica di miglioramento della redditività del portafoglio nonché di diversificazione degli investimenti per mercati ed emittenti sono state acquisite, in particolare, quote di fondi comuni azionari ed obbligazionari.
Con riferimento all'informativa richiesta dall'art. 2428 c.c. in relazione ad eventuali acquisti e alienazioni di azioni proprie, si precisa che le stesse sono detenute esclusivamente a scopo di negoziazione e nell'ambito dei limiti stabiliti con apposita delibera del Consiglio di Amministrazione. Al 31 dicembre 2005 non risultano in portafoglio azioni proprie.

Operatività in strumenti derivati: finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, ed effettuata soprattutto su mercati "over the counter" si è mantenuta su livelli interessanti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso.
Al 31 dicembre 2005 risultavano in portafoglio derivati per un valore nozionale pari a 12.302 milioni di euro, di cui il 6,6% con finalità di copertura ed il restante 93,4% di negoziazione. L'operatività sui mercati organizzati (listed) ha riguardato soprattutto i futures su tassi d'interesse. Il controvalore nozionale delle operazioni listed in essere a fine esercizio era pari a 21 milioni di euro.

Le interessenze partecipative

A fine anno gli investimenti in partecipazioni ammontano a 1.305,0 milioni di euro, con un incremento del 4,4% rispetto al 31 dicembre 2004, dovuto principalmente all'aumento delle quote partecipative in CR Pistoia e Pescia (+9%) e in CR Forlì (+2,83%).
La situazione del portafoglio partecipazioni alla data di chiusura dell'esercizio risulta essere la seguente:

(importi in milioni di euro)	Saldi iniziali	Variazioni dell'esercizio Aumenti	Variazioni dell'esercizio Diminuzioni	Valutazione a fine anno Rettifiche	Saldi finali
Partecipazioni di controllo e joint ventures	**937,8**	**64,5**	**-3,2**	**-2,1**	**997,0**
Società bancarie	896,2	60,0	0,0	0,0	956,2
Società finanziarie	3,1	1,5	0,0	-1,7	2,9
Altre società	38,5	3,0	-3,2	-0,4	37,9
Partecipazioni in società collegate	**55,8**	**0,0**	**0,0**	**0,0**	**55,8**
Società finanziarie	55,8	0,0	0,0	0,0	55,8
Altre partecipazioni	**256,7**	**35,3**	**-37,1**	**-2,7**	**252,2**
Società bancarie	149,8	22,9	-3,4	0,0	169,3
Società finanziarie	8,0	0,3	-0,8	0,0	7,5
Altre società	98,9	12,1	-32,9	-2,7	75,4
Totale	1.250,3	99,8	-40,3	-4,8	1.305,0

L'incremento complessivo deriva dall'effetto di acquisti, versamenti per aumento di capitale ed utili di negoziazione il cui dettaglio viene di seguito esposto:

(importi in milioni di euro)	Acquisti	Aumenti di capitale	Utile di negoziazione	Totale aumenti
Partecipazioni di controllo e joint ventures	**41,1**	**21,9**	**0,0**	**64,5**
Cassa di Risparmio di Pistoia e Pescia S.p.A.	32,6	0,0	0,0	32,6
Cassa di Risparmio di Mirandola S.p.A.	8,5	0,0	0,0	8,5
Findomestic Banca S.p.A.	0,0	18,9	0,0	18,9
Centrovita Assicurazioni S.p.A.	0,0	3,0	0,0	3,0
Cerit S.p.A.	0,0	1,5	0,0	1,5
Altre partecipazioni	**24,1**	**0,4**	**10,8**	**35,3**
Cassa dei Risparmi di Forlì S.p.A.	21,8	0,0	0,0	21,8
Cassa di Risparmio di Ravenna S.p.A.	0,0	0,0	1,1	1,1
CFT Finanziaria S.p.A.	0,0	0,0	0,2	0,2
Fondiaria - SAI S.p.A.	0,0	0,0	9,5	9,5
Fidi Toscana S.p.A.	0,0	0,2	0,0	0,2
Ver Capital S.p.A.	0,1	0,2	0,0	0,3
Parmalat S.p.A.	2,2	0,0	0,0	2,2
Totale	65,2	22,3	10,8	99,8

La variazione in diminuzione è dovuta all'effetto di cessioni ed operazioni straordinarie il cui dettaglio viene esposto di seguito:

(importi in milioni di euro)	Cessioni	Operazioni straordinarie	Totale diminuzioni
Partecipazioni di controllo e joint ventures	**0,0**	**3,2**	**3,2**
Data Centro S.p.A.	0,0	3,2	3,2
Altre partecipazioni	**37,1**	**0,0**	**37,1**
CFT Finanziaria S.p.A.	0,8	0,0	0,8
Cassa di Risparmio di Ravenna S.p.A.	3,4	0,0	3,4
Fondiaria SAI S.p.A.	32,9	0,0	32,9
Totale	37,1	3,2	40,3

Il contributo reddituale degli investimenti in partecipazioni per l'esercizio 2005, al netto degli incrementi di patrimonio è pari al 5,7% dell'investimento annuale medio (invariato rispetto al 31 dicembre 2004), ed è costituito da dividendi, risultato netto della negoziazione, rettifiche di valore ed interventi per ripianamento perdite, dettagliati come segue:

(importi in milioni di euro)	Dividendi	Risultato netto di negoziazione	Rettifiche di valore	Altre variazioni	Totale
Partecipazioni di controllo e joint ventures	**57,0**	**0,0**	**-2,1**	**-0,2**	**54,7**
Cassa di Risparmio di Pistoia e Pescia S.p.A.	5,2	0,0	0,0	0,0	5,2
Cassa di Risparmio di Civitavecchia S.p.A.	2,5	0,0	0,0	0,0	2,5
Cassa di Risparmio di Orvieto S.p.A.	1,4	0,0	0,0	0,0	1,4
Cassa di Risparmio di Mirandola S.p.A.	4,3	0,0	0,0	0,0	4,3
Cassa di Risparmio della Spezia S.p.A.	3,2	0,0	0,0	0,0	3,2
Findomestic Banca S.p.A.	25,5	0,0	0,0	0,0	25,5
CR Firenze Gestion Internationale S.A.	8,8	0,0	0,0	0,0	8,8
Centrovita Assicurazioni S.p.A.	4,9	0,0	0,0	0,0	4,9
Infogroup S.p.A.	1,2	0,0	0,0	0,0	1,2
Immobiliare Nuova Sede S.r.l.	0,0	0,0	-0,4	0,0	-0,4
Cerit S.p.A.	0,0	0,0	-1,7	-0,2	-1,9
Partecipazioni in società collegate	**2,0**	**0,0**	**0,0**	**0,0**	**2,0**
Centro Leasing S.p.A.	2,0	0,0	0,0	0,0	2,0
Altre partecipazioni	**8,0**	**10,8**	**-2,7**	**0,0**	**16,1**
Sanpaolo IMI S.p.A.	4,5	0,0	0,0	0,0	4,5
Cassa dei Risparmi di Forlì S.p.A.	1,4	0,0	0,0	0,0	1,4
Banca d'Italia	0,9	0,0	0,0	0,0	0,9
Fondiaria SAI S.p.A.	0,8	9,5	0,0	0,0	10,3
Cassa di Risparmio di Ravenna S.p.A.	0,1	1,1	0,0	0,0	1,2
Sanpaolo IMI Private Equity Scheme B.V.	0,0	0,0	-1,8	0,0	-1,8
CFT Finanziaria S.p.A.	0,0	0,2	0,0	0,0	0,2
Edizioni Design S.p.A.	0,0	0,0	-0,7	0,0	-0,7
Altre minori	0,3	0,0	-0,2	0,0	0,1
Totale a conto economico 2005	67,0	10,8	-4,8	-0,2	72,8
Investimento medio 2005					1.277,7
Tasso medio annuo di remunerazione 2005					5,7%

Le opzioni Put

Contestualmente al contratto di acquisto del 45% del capitale di Cassa di Risparmio di Orvieto S.p.A., che ha portato la partecipazione di Banca CR Firenze dal 28,57% al 73,57%, è stato sottoscritto in data 9 marzo 2000, tra Fondazione CR Orvieto (cedente) e Banca CR Firenze (acquirente) un contratto di opzione che prevede la concessione da parte dell'acquirente di un'opzione di vendita su n. 70.905 azioni ordinarie rappresentative del 26,43% del capitale sociale di CR Orvieto S.p.A. esercitabile dalla Fondazione CR Orvieto, in un'unica soluzione, in qualsiasi momento a far tempo dal 23 giugno 2003 e fino al 22 giugno 2006. Il corrispettivo per l'acquisto delle azioni opzionate potrà essere in denaro ovvero, a scelta della Fondazione, in azioni ordinarie Banca CR Firenze valutate sulla base della media delle quotazioni di borsa durante il mese precedente la data di esercizio dell'opzione. Il prezzo delle azioni opzionate corrisponderà ad un multiplo 2 sul patrimonio netto di CR Orvieto risultante dall'ultimo bilancio approvato se il pagamento è per contanti, altrimenti ad un multiplo 2,2 sul patrimonio netto di CR Orvieto in caso di concambio con azioni Banca CR Firenze.

La lettera di intenti sottoscritta in data 11 febbraio 1997 tra Fondazione CR Civitavecchia e Banca CR Firenze, le cui previsioni sono state recepite nel contratto di compravendita per il controllo di Cassa di Risparmio di Civitavecchia S.p.A. sottoscritto il 10 marzo 2000 tra le medesime parti, prevedeva la concessione da parte di Banca CR Firenze (acquirente) alla Fondazione CR Civitavecchia (cedente) di un'opzione di vendita su un massimo di n. 113.375 azioni ordinarie CR Civitavecchia rappresentative del 23% del capitale sociale, in concambio con azioni Banca CR Firenze. Nella lettera d'intenti è previsto che, essendo le azioni di Banca CR Firenze quotate, il concambio sarà definito nel rispetto delle norme di Legge e regolamentari. Si segnala che il 28 dicembre 2001 la Fondazione ha esercitato l'opzione per cedere a Banca CR Firenze il 23% di CR Civitavecchia ma l'operazione non ha sin qui avuto seguito. È pertanto da verificare l'attuale validità della suddetta opzione, essendo stata nel frattempo disdettata la citata lettera d'intenti che, tra l'altro, disciplinava l'opzione stessa.

In data 22 novembre 2004 Banca CR Firenze e la Fondazione CR Pistoia e Pescia hanno sottoscritto un Patto parasociale sostitutivo del contratto preliminare di acquisto di azioni della Cassa di Risparmio di Pistoia e Pescia S.p.A. del 23 aprile 1997; in base a quest'ultimo Banca CR Firenze aveva acquisito un iniziale 51% del capitale sociale ordinario e concesso un'opzione di vendita alla Fondazione sul residuo 49% del capitale sociale ordinario che è stata riformulata nel nuovo accordo. La firma del nuovo Patto parasociale ha reso possibile l'acquisto da parte di Banca CR Firenze, il 30 maggio 2005, di un ulteriore 9% del capitale sociale ordinario che ha fatto salire la nostra partecipazione al 60% del capitale sociale ordinario. Per il residuo 40% del capitale ordinario in mano alla Fondazione è stata concessa un'opzione di vendita esercitabile a partire dal 1° maggio 2008 (fine del periodo di lock up) e fino al 30 settembre 2014, con "finestre temporali" nell'ambito delle quali è limitata e graduata l'entità delle azioni cedibili: ogni anno dal 2008 al 2010 tra il 5% ed il 10% del capitale ordinario, ogni anno dal 2011 al 2014 tra il 5% ed il 20% del capitale ordinario. Il prezzo unitario per ciascuna azione sarà:

- per il primo 10% (corrispondente a n. 18.537.750 azioni) pari a 1,798 euro, corretto solo in funzione della quota parte degli utili netti (a partire dal 2005) portati a riserve;
- per il rimanente 30% (corrispondente a n. 55.613.255 azioni) pari al maggiore tra 1,7407 euro, corretto della quota parte di utili netti portati a riserve (e non utilizzati successivamente a copertura di eventuali perdite), ed il valore di mercato delle azioni ogni volta individuato in contraddittorio fra loro da due primari Advisor. Gli Advisor non dovranno tenere conto, nella determinazione del valore di mercato che una qualsiasi delle cessioni di azioni oggetto dell'opzione possa far superare a Banca CR Firenze una qualsiasi percentuale di maggioranza qualificata prevista dallo Statuto di CR Pistoia e Pescia o da accordi comunque intercorrenti tra le parti per votazioni in assemblea ordinaria o straordinaria di CR Pistoia e Pescia e dell'esistenza della clausola statutaria di prelazione.

I dividendi spettanti alle azioni ogni volta oggetto dell'opzione di vendita e relativi all'esercizio sociale di CR Pistoia e Pescia chiusosi prima della data di esercizio dell'opzione da parte della Fondazione, spetteranno alla Fondazione. Le azioni ogni volta oggetto dell'opzione verranno trasferite a Banca CR Firenze con godimento 1° gennaio dell'anno in cui è stata esercitata l'opzione. Il nuovo testo statutario prevede che almeno il 10% dell'utile netto venga accantonato a riserva (contro l'attuale previsione del 30%), mentre gli accordi contemplano che la parte di riserva accantonata che dovesse essere successivamente utilizzata a copertura di perdite non venga ovviamente computata nel prezzo.

Il pagamento del primo 10%, nel caso di esercizio dell'opzione di vendita, potrà essere attuato, a scelta di Banca CR Firenze, per metà in contanti e per metà tramite obbligazioni subordinate di propria emissione alle condizioni di mercato. Il pagamento del residuo 30% oggetto di opzione, avverrebbe ugualmente o in contanti o per il 75% in contanti e per il 25% in obbligazioni subordinate.

Il contratto di acquisto azioni Cassa dei Risparmi di Forlì S.p.A. perfezionato in data 29 novembre 2000 tra la Fondazione CR Forlì (cedente) e Banca CR Firenze e Sanpaolo Imi (acquirenti) contemplava la concessione, da parte degli acquirenti alla Fondazione, di un'opzione di vendita su un numero massimo di 49.063.405 azioni ordinarie rappresentative del 51,35% del capitale di CR Forlì, al prezzo unitario di 8,11 euro per azione per le prime due tranches (in totale n. 21.945.289 azioni) e ad un prezzo determinato con riferimento al *fair market value* per le ultime tranches (in totale n. 27.118.116 azioni). Negli accordi era previsto che l'impegno di Banca CR Firenze fosse limitato ad un quarto del numero delle azioni relative all'opzione concessa alla Fondazione, i rimanenti tre quarti costituendo l'impegno del Sanpaolo Imi. La finestra temporale per l'esercizio dell'opzione si è aperta il 12 giugno 2002.
A seguito dell'esercizio, in data 12 maggio 2003 e 29 dicembre 2005 delle prime due tranches dell'opzione di vendita corrispondenti complessivamente per Banca CR Firenze a n. 5.486.322 azioni (pari al 5,74%) l'interessenza detenuta dalla Banca è pari al 12,75%, ma rimane in essere in favore della Fondazione l'opzione di vendita sulle ultime tranches, esercitabile fino al 15 giugno 2008, pari per la nostra quota a 6.779.529 azioni. L'impegno all'acquisto delle azioni è al *fair market value* con un prezzo minimo garantito di 3,8649 euro per azione.
Gli accordi sottoscritti il 16 luglio 2003 attraverso i quali Banca CR Firenze in data 16 gennaio 2004 ha acquisito il controllo indiretto del 68,09% del capitale di Cassa di Risparmio della Spezia S.p.A. tramite la partecipazione assunta in Carinord 2 S.p.A., contemplano la concessione da parte di Banca CR Firenze (acquirente) a Fondazione CR La Spezia (cedente) di un'opzione di vendita su un massimo di 46.743.340 azioni ordinarie CR La Spezia, esercitabile dal 1° gennaio 2006 al 31 dicembre 2015, in una o più soluzioni comprese tra il 3% e l'11% del capitale ordinario di CR La Spezia. Il prezzo di esercizio sarà pari al maggior valore tra: la frazione (relativamente alle azioni opzionate) di patrimonio netto di CR La Spezia S.p.A. al 30 giugno 2003 aumentata del 15% e il valore di mercato delle azioni stesse che sarà "di volta in volta stabilito da una banca di affari tenuto conto dei multipli di valutazione espressi dalle azioni di società bancarie quotate al mercato telematico azionario della Borsa di Milano".
Il 30 settembre 2004 è stato sottoscritto un accordo, fra le banche azioniste di Crif S.p.A. da una parte e Cribis S.p.A. e Cribis Euroamerica Alinet S.A. dall'altra, relativo all'acquisto da parte di queste ultime del 50% delle azioni possedute da ciascuna banca, nonché alla concessione, sempre da parte di Cribis e Cribis Euroamerica, di un'opzione di vendita alle banche per la vendita del residuo 50%.
In data 2 dicembre 2004 si è perfezionata la vendita del 50% della nostra partecipazione in Crif, pari a 9.291 azioni del valore nominale unitario di 3 euro, al prezzo complessivo di 534.014,62 euro.
Per quanto riguarda le residue 9.290 azioni, corrispondenti al 50% della nostra partecipazione iniziale, Cribis Spa e Cribis Euroamerica Alinet S.A. si impegnano irrevocabilmente a concedere al Nostro Istituto, ai sensi e per gli effetti dell'articolo 1331 del codice civile, il diritto di vendere tramite semplice comunicazione alle proponenti, che saranno pertanto obbligate in via solidale tra loro ad acquistarla ai termini ed alle condizioni specificate nel contratto.
Il prezzo di acquisto in esercizio dell'opzione di tutte le azioni ancora in nostro possesso potrà variare da un minimo di 427.165,72 euro, corrispondente ad una valorizzazione complessiva di Crif pari a 32 milioni di euro, ad un massimo 640.748,57 euro, corrispondente ad una valorizzazione di Crif pari a 48 milioni di euro. La valorizzazione minima di Crif verrà applicata qualora il fatturato medio 2004/2006 relativo alle interrogazioni effettuate dalla Banca CR Firenze verso Crif sia inferiore al fatturato 2003.
Il prezzo di acquisto complessivo in esercizio dell'opzione verrà corrisposto in unica soluzione all'atto della girata delle azioni, essendo le due proponenti solidalmente responsabili del pagamento.
L'opzione sulla quota residua di azioni Crif potrà essere esercitata in qualsiasi momento a partire dal 1° maggio 2007 per un periodo di tre anni.
L'altro socio di Perseo Finance S.r.l., partecipata da Banca CR Firenze al 60%, ovvero Finanziaria Securitisation Group ha concesso - in un patto parasociale stipulato tra le parti - un'opzione a Banca CR Firenze ad acquistare il 40% della società ad un prezzo pari al valore nominale della quota. Specularmente Banca CR Firenze ha concesso al suddetto socio un'opzione alla vendita della quota da esso detenuta, sempre al valore nominale.
I soci della società CR Firenze Mutui S.r.l., partecipata da Banca CR Firenze al 10%, ovvero Finanziaria Internazionale Holding S.p.A. e Finanziaria Securitisation Group hanno concesso, in un patto parasociale stipulato tra le parti, un'opzione a Banca CR Firenze ad acquistare da loro rispettivamente il 10% e l'80% della società ad un prezzo pari al valore nominale della quota. Specularmente Banca CR Firenze ha concesso ai suddetti soci un'opzione alla vendita delle loro quote, sempre al valore nominale.
In data 5 ottobre 2005 è stato sottoscritto un accordo con una pluralità di venditori per acquisire il 56,23% di Daewoo Bank - Romania, per la cui esecuzione – già autorizzata dalla Banca d'Italia in data 22 febbraio 2006 - è necessario il rilascio, da parte delle competenti autorità rumene delle prescritte autorizzazioni.

Contestualmente all'esecuzione del contratto per l'acquisto della partecipazione, verrà firmato il contratto di opzione - il cui testo concordato tra le parti costituisce un allegato del contratto di compravendita - riguardante la concessione di opzioni di acquisto e vendita (call e put) esercitabili rispettivamente da Banca CR Firenze e pro-quota dagli azionisti di minoranza detentori del residuo 43,77%.
Le opzioni reciprocamente concesse avranno ad oggetto ulteriori n. 1.186.946 azioni ordinarie nominative di Daewoo Bank, attualmente corrispondenti al 26,77% del capitale sociale, ovvero quel maggiore numero di azioni che consenta a Banca CR Firenze di raggiungere almeno il 75% dell'intero capitale sociale della banca.
Le opzioni potranno essere esercitate da Banca CR Firenze o dai soci venditori a partire dal 1 gennaio 2009 e per un periodo sino al 30 giugno 2009, ad un prezzo per azione che sarà il maggiore tra il fair value determinato da un advisor indipendente, il valore di quotazione nel caso in cui la banca rumena fosse stata ammessa alla quotazione in un mercato regolamentato, ed un prezzo pari a 2,975 volte il patrimonio netto contabile risultante dall'ultimo bilancio approvato.
Se la determinazione dell'advisor non fosse ritenuta soddisfacente dai soci venditori, questi potranno decidere di rinviare l'esercizio delle opzioni di 12 mesi, nel qual caso il prezzo floor corrisponderà ad un multiplo del patrimonio netto contabile di Daewoo Bank di 2,905 ossia inferiore di oltre il 17% rispetto al multiplo iniziale.

Altri impegni vincolanti di acquisto/vendita subordinati al verificarsi di determinati eventi

La Convenzione di consolidamento firmata in data 15 novembre 1999 da CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni, prevede che qualora tra il Gruppo Banca CR Firenze e i soci di Centrovita Assicurazioni e cioè Cardif S.A. e Cardif S.p.A. sorgessero divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del Cda, dell'AD e del Direttore Generale), b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio, Cardif S.A. e Cardif S.p.A. avranno facoltà di vendere a Banca CR Firenze che avrà l'obbligo di acquistare l'intera partecipazione, complessivamente pari al 49%, detenuta in Centrovita dalle medesime Cardif S.A. e Cardif S.p.A. e nel frattempo trasferita a Cardif Assicurazioni S.p.A.
Analogamente, in caso si presenti una situazione di stallo in due successivi Consigli di Amministrazione della società su determinate materie (elencate nel Protocollo di accordo stipulato da Casse Toscane S.p.A., Compagnie Bancaire e Cardif in data 9 novembre 1993) Banca CR Firenze avrà facoltà di acquistare dai soci francesi, che avranno l'obbligo di vendere le partecipazioni da essi detenute nella società.
In entrambe i casi, la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti, sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
La Convenzione di consolidamento firmata in data 15 novembre 1999 da CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni prevede che qualora tra il Gruppo Banca CR Firenze e i soci francesi di Findomestic Banca S.p.A. (attualmente la sola Cetelem) sorgessero divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del CdA, dell'AD e del Direttore Generale), b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio, l'azionista francese avrà facoltà di acquistare da Banca CR Firenze che avrà l'obbligo di vendere, un numero di azioni sufficienti a far raggiungere a detto socio il 51% del capitale di Findomestic Banca S.p.A.
Nel caso sorgessero tali divergenze o comunque nel caso in cui i soci francesi esercitassero la predetta opzione per raggiungere il 51% di Findomestic Banca S.p.A., Banca CR Firenze avrà facoltà di vendere al socio francese la sua intera partecipazione in Findomestic Banca S.p.A.
La scadenza della Convenzione di consolidamento sottoscritta fra Banca CR Firenze e BNP Paribas senza che si sia provveduto al suo rinnovo entro il 14 marzo 2006 non implica l'automatica attivazione della clausola call sull'1% di Findomestic Banca da parte di BNP Paribas, essendo previsto un ulteriore periodo di un anno nel corso del quale le Parti potranno negoziare un'ulteriore proroga o comunque un nuovo accordo. Sono già stati avviati contatti in tal senso.
In ogni caso, la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
Il Protocollo di Accordo n. 2, firmato il 30 dicembre 1999 da CR Firenze e UFB Locabail (ora BNP Paribas Lease Group), prevede il mantenimento di un'identica percentuale di partecipazione, diretta o indiretta, in Centro Leasing S.p.A. da parte del Gruppo Banca CR Firenze e del Gruppo BNP Paribas.

Il menzionato accordo prevede, nel caso in cui uno dei Gruppi incrementi la sua partecipazione, l'impegno di quest'ultimo, una volta all'anno, in un lasso massimo di 360 giorni a partire dal realizzarsi di detta operazione, a cedere all'altra parte un numero di azioni sufficiente a ripristinare la parità di detenzione sopra indicata. Il prezzo di cessione sarà convenuto fra le due parti e "dovrà normalmente essere quello al quale il cedente ha acquistato le azioni in più, senza poter essere inferiore al valore della percentuale equivalente dell'attivo netto contabile di Centro Leasing S.p.A. alla data della più recente situazione contabile semestrale o annuale".
Sulle base delle ultime acquisizioni effettuate da Banca CR Firenze nell'ultimo trimestre 2004, le azioni Centro Leasing S.p.A. detenute dal Gruppo ammontano a 11.714.591 (37,45% del capitale) rispetto alle 11.665.892 (37,30% del capitale) di BNP Paribas Lease Group; le azioni che Banca CR Firenze dovrebbe cedere a BNP Paribas Lease Group sono pertanto 24.349.
Nel caso in cui vi fossero divergenze insormontabili, tra le parti su determinate materie, BNP Paribas Lease Group avrà facoltà di vendere e Banca CR Firenze l'obbligo di acquistare l'intera partecipazione di BNP Paribas in Centro Leasing S.p.A.
Le materie su cui potrebbero insorgere divergenze insanabili elencate nella Convenzione di consolidamento firmata il 15 novembre 1999 da CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni riguardano: a) composizione del management della società (nomina del Consiglio di amministrazione, del Presidente del Cda, dell'AD e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio. Nel citato Protocollo di Accordo n.2 tali argomenti sono stati meglio dettagliati (es. modifiche statutarie relative alle maggioranze di voto, aumenti e diminuzioni capitale non richiesti dall'organo di Vigilanza, distribuzione dividendi...).
La determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti sarà rimessa ad un collegio di due arbitri scelti uno ciascuno tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").

Accordi che prevedono meccanismi di way out per la dismissione di partecipazioni

Il patto parasociale stipulato in data 27 giugno 2001 e successivamente modificato tra i soci di Edizioni Design Spa, di cui Banca CR Firenze detiene il 10%, prevede che, qualora la società non venga quotata entro il 31 dicembre 2006, i soci dovranno farci pervenire, entro il 31 gennaio 2007, una proposta vincolante di riacquisto. Qualora ciò non avvenisse, è previsto che la nostra banca possa individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione i soci di maggioranza potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine, Banca CR Firenze potrà ottenere dai soci di maggioranza che venga dato un mandato congiunto ad un banca d'affari, scelta dai suddetti soci in una rosa di quattro indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente fatto salvo il diritto di prelazione in favore dei soci di maggioranza. Nel caso in cui le offerte di acquisto dovessero risultare inferiori del 40% alla valutazione del 100% espressa dal perito indipendente non si procederà alla vendita, salvo diversa concorde volontà di Banca CR Firenze e di un numero di altri soci di Edizioni Design che rappresentino almeno il 50% più un'azione.
Nel caso in cui l'assemblea dei soci o il Consiglio di amministrazione non riescano a deliberare per due volte consecutive sul medesimo oggetto, entro un mese i soci di maggioranza dovranno farci pervenire una proposta vincolante al riacquisto della propria quota. Qualora Banca CR Firenze non ritenga accettabile tale proposta, potrà individuare una rosa di 4 società di consulenza all'interno della quale i soci di maggioranza sceglieranno quella che valuterà la società.
Banca CR Firenze avrà la facoltà di vendere ai soci di maggioranza la propria partecipazione al prezzo determinato dall'esperto; i soci avranno tuttavia facoltà di trovare entro un mese un soggetto che si sostituisca a loro nell'acquisto alle medesime condizioni. In caso di inadempimento al patto da parte dei soci di maggioranza Banca CR Firenze avrà la facoltà di vendere la propria partecipazione ad un valore pari al prezzo di sottoscrizione aumentato del 5% annuo composto.
In data 29 giugno 2005 è stato firmato un ulteriore accordo in base al quale i soci di maggioranza di Edizione Design hanno concesso a Banca CR Firenze tre opzioni di vendita per cedere complessivamente il 9% del capitale; le opzioni sono esercitabili su una quota pari al 3% ciascuna a partire dal 1° settembre 2005 la prima, dal 1° marzo 2006 la seconda e dal 1° settembre 2006 la terza. La scadenza per l'esercizio delle predette opzioni è sempre il 31 dicembre 2006. Il prezzo cui Banca CR Firenze avrà facoltà di cedere le proprie azioni è di € 8,5 ciascuna.

Il patto parasociale stipulato in data 7 luglio 2000, modificato in data 19 novembre 2003 tra i soci di Brain Technology S.p.A., di cui deteniamo il 10%, prevede che qualora la società non venga quotata entro il 30 giugno 2006, la nostra banca ha facoltà di individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione i soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad un banca d'affari, scelta dai soci in una rosa di 4 indicate da noi, per vendere l'intero pacchetto azionario al miglior offerente fatto salvo il diritto di prelazione in favore dei soci. Nel caso in cui le offerte di acquisto dovessero risultare inferiori del 40% alla valutazione del 100% espressa dal perito indipendente, non si procederà alla vendita del 100% della società salvo diversa concorde volontà di Banca CR Firenze e di un numero di altri soci di Brain che rappresentino almeno il 50% più una azione del capitale.

Il patto parasociale stipulato in data 7 luglio 2000 e successivamente modificato tra i soci di Welcome Italia Spa, di cui deteniamo il 5%, prevede che, qualora la società non venga quotata entro il 30 giugno 2007, la nostra banca possa individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione gli altri soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad un banca d'affari, scelta in una rosa di 4 indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente fatto salvo il diritto di prelazione in favore dei soci.

Esiste un accordo anche relativamente a PB srl, partecipata alo 4,96%. La società costituita tra le banche creditrici di Piaggio & C Spa detiene il 37,5% di una società olandese che a sua volta detiene il 100% del capitale di Piaggio & C. Spa.. In un Protocollo d'Intesa stipulato tra le parti sono disciplinate le modalità di realizzo dell'investimento da parte delle banche che potrà avvenire con la quotazione di Piaggio a partire dal 1° settembre 2006. In tal caso la partecipazione detenuta dalle banche attraverso PB srl nella società olandese sarebbe monetizzata mediante i proventi del collocamento delle azioni Piaggio o mediante assegnazione di azioni Piaggio (su richiesta). La quotazione in caso di risultati e condizioni di mercato favorevoli potrà essere anticipata con l'accordo di tutte le parti.

Qualora non fosse possibile procedere alla quotazione della Piaggio, questa sarà oggetto di valutazione da parte di un esperto nominato congiuntamente dai soci della società olandese. Se l'altro socio della società olandese IMMSI (31,25%) non sarà interessato a rilevare la partecipazione delle banche, la società olandese dovrà avviare un'asta competitiva al miglior offerente per cedere Piaggio ad un valore comunque non inferiore a quello stimato dall'esperto.

Il patrimonio immobiliare

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Immobili utilizzati per l'attività bancaria	179,6	134,8	44,8	+33,2%
Altri immobili	49,3	31,1	18,2	+58,5%
Totale immobili	**228,9**	**165,9**	**63,0**	**+38,0%**

Il rilevante incremento di valore registrato dal patrimonio immobiliare nel corso del 2005 è interamente dovuto alla rivalutazione dei beni immobili effettuata ai sensi della Legge n. 266/2005, che ha comportato l'iscrizione tra le riserve di rivalutazione di un importo pari a circa 67,8 milioni di euro e tra le altre passività di un debito fiscale, pari a circa 8,3 milioni di euro. Tale rivalutazione è stata effettuata per allineare il valore di libro degli immobili ad un importo non superiore al fair value ("FV"), riconosciuto ai fini delle imposte sul reddito IRES ed IRAP a decorrere dall'1/1/2008, esercizio dal quale potranno essere dedotte le quote di ammortamento per i beni ad uso aziendale. L'imposta sostitutiva, nella misura del 12% per i beni ammortizzabili e del 6% per quelli non ammortizzabili, dovrà essere corrisposta in un'unica soluzione entro il 20/6/2006. La rivalutazione al netto dell'effetto fiscale è stata accantonata in una speciale riserva patrimoniale in sospensione d'imposta.
La suddetta rivalutazione ha interessato tutti gli immobili di proprietà di Banca CR Firenze, sia funzionali che di investimento, acquistati entro il 31 dicembre 2004 e tuttora presenti in bilancio. L'articolo 4 del DM 13 aprile 2001, n. 162 ("DM"), prevede che la rivalutazione deve riguardare tutti i beni appartenenti alle stesse categorie "omogenee"; il suddetto DM stabilisce inoltre il principio che la rivalutazione dei beni facenti parte di ciascuna categoria omogenea deve essere eseguita in base ad un criterio valevole per tutti i beni ad essa appartenenti. Al fine di conciliare i vincoli normativi sopra indicati con i valori determinati ai fini IAS sono stati utilizzati i seguenti criteri:

- gli immobili strumentali per destinazione sono stati adeguati al valore IAS al 31 dicembre 2005, che risulta comunque inferiore al FV alla medesima data;
- gli immobili strumentali per natura e gli immobili non strumentali sono stati adeguati al FV al 31 dicembre 2005.

I valori di FV degli immobili al 31 dicembre 2005 così determinati sono stati asseverati dai tecnici della Banca iscritti agli albi degli Ingegneri o dei Geometri.
Nel 2005 sono state effettuate dismissioni di immobili per un valore complessivo di bilancio di circa 6,6 milioni di euro ed è stata realizzata una plusvalenza pari a circa 4,0 milioni di euro. Il valore di bilancio del patrimonio immobiliare al 31 dicembre 2005 è complessivamente pari a 228,9 milioni di euro (165,9 milioni di euro al 31 dicembre 2004), di cui 179,6 milioni di euro relativi ad immobili funzionali per lo svolgimento dell'attività bancaria.
Per quanto riguarda la costruzione della nuova sede della Capogruppo, l'assemblea dei soci della società immobiliare appositamente costituita "Il Nocciolo S.r.l." riunitasi il 23 maggio 2005 ha deliberato l'introduzione di modifiche statutarie necessarie per l'adeguamento al nuovo diritto societario ed ha altresì modificato la denominazione sociale in "Immobiliare Nuova Sede S.r.l.".
La società ha chiuso il bilancio 2005 con una perdita di € 413.504 (nel 2004 la perdita era stata di € 276.292). Tale perdita è generata dai costi operativi necessari al funzionamento della società, proprietaria di una superficie complessiva di mq. 35.000 sulla quale sarà realizzato il complesso immobiliare che ospiterà la sede e gli uffici della direzione generale del socio unico Banca CR Firenze S.p.A. Il progetto autorizzato prevede la realizzazione di n. 6 complessi immobiliari di superficie complessiva lorda di pavimento fuori terra di mq. 28.600, oltre a due piani interrati destinati a archivi e locali tecnologici, nonché a parcheggi di cui mq. 10.000 ad uso privato, e mq. 8.000 ad uso pubblico.
Nel corso del 2005 si è insediato il cantiere e sono iniziati i lavori di scavo e sbancamento, nel rispetto del programma stabilto. La società ha conseguito ricavi, contabilizzati alla voce "altri ricavi e proventi" derivanti dalla concessione di spazi dell'insediamento utilizzabili a fini pubblicitari.
Per lo svolgimento dell'attività la società si avvale dell'opera di un dipendente, con il grado di dirigente.

I conti di capitale

Il patrimonio netto

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Capitale sociale	648,1	647,6	0,5	+0,1%
Sovraprezzo di emissione	56,9	56,3	0,6	+1,1%
Riserva di rivalutazione	67,8	0,0	67,8	+100,0%
Altre riserve	291,6	254,6	37,0	+14,5%
Fondo per rischi bancari generali	62,5	62,5	0,0	+0,0%
Utile netto dell'esercizio	118,1	97,0	21,1	+21,8%
Patrimonio netto	**1.245,0**	**1.118,0**	**127,0**	**+11,4%**

L'incremento del patrimonio netto rispetto al 31 dicembre 2004, pari a 127,0 milioni di euro, è dovuto principalmente alla rivalutazione del patrimonio immobiliare effettuata alla fine dell'anno 2005 ed all'accantonamento a riserva dell'utile dell'esercizio precedente, oltre che al maggior utile conseguito nell'esercizio appena concluso. Tale consistenza assicura, secondo le normative vigenti, un patrimonio di vigilanza di circa 1.796 milioni di euro, come dettagliato di seguito.

Il patrimonio di vigilanza e i coefficienti di solvibilità

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Patrimonio di base (tier 1)	1.091,9	1.028,4	63,5	+6,2%
Patrimonio supplementare (tier 2)	893,9	860,0	33,9	+3,9%
Elementi da dedurre	-189,9	-56,6	-133,3	n.s.
Patrimonio di vigilanza	**1.795,9**	**1.831,8**	**-35,9**	**-2,0%**
Rischi di credito	741,2	693,2	48,0	+6,9%
Rischi di mercato	61,9	53,7	8,2	+15,3%
Altri requisiti prudenziali	9,9	11,2	-1,3	-11,6%
Totale requisiti prudenziali	**813,0**	**758,1**	**54,9**	**+7,2%**
Attività di rischio ponderate	11.515,3	10.840,7	674,6	+6,3%
Patrimonio di base / Attività di rischio ponderate	9,48%	9,49%		-0,01%
Patrimonio di vigilanza / Attività di rischio ponderate	15,86%	17,17%		-1,31%
Coefficiente di solvibilità (minimo 7%)	17,14%	18,50%		-1,36%

Il patrimonio di vigilanza registra una diminuzione rispetto al precedente esercizio (-2,0%) che è sostanzialmente da ascrivere all'incremento degli elementi da dedurre determinato dall'acquisto del 2,83% capitale della Cassa dei Risparmi di Forlì S.p.A. e della deduzione delle partecipazioni in Banca d'Italia e Centrovita Assicurazioni S.p.A.,

in applicazione delle disposizioni emanate dall'Organo di Vigilanza nel novembre 2005. Le variazioni in aumento del patrimonio di base e supplementare sono state conseguenti, rispettivamente, all'accantonamento a riserve dell'utile 2005 ed alla rivalutazione degli immobili di proprietà, effettuata alla fine dell'esercizio 2005.
Per quanto riguarda i coefficienti prudenziali, si registra una diminuzione che è determinata, dalla crescita delle attività di rischio ponderate, mentre il coefficiente di solvibilità diminuisce per effetto dell'incremento del rischio di credito dovuto all'espansione degli impieghi.

La struttura operativa

Al 31 dicembre 2005 la rete distributiva annovera 292 Filiali (compreso uno sportello per attività di prestito su pegno), con un incremento di 10 unità rispetto al 31 dicembre 2004.
Le Filiali sono dislocate in 13 Province e così suddivise:

Provincia	Numero filiali
Firenze	133
Arezzo	35
Siena	19
Grosseto	16
Lucca	13
Prato	11
Pistoia	2
Massa Carrara	10
Pisa	13
Livorno	10
Perugia	17
Roma	10
Bologna	3
Totale generale	292

In questo contesto sono inoltre operativi: 23 Centri Imprese e Private, 34 Spazi Finanziari (+25,9% rispetto al 2004), 177 Promotori Finanziari (+8,6% rispetto al 2004).
Di seguito si riporta il dettaglio dei Centri Imprese e Private.

CENTRI IMPRESE	
AREZZO	LIVORNO
AVENZA	MONTEVARCHI
BOLOGNA	PERUGIA
CAPALLE	PRATO
EMPOLI	SANTA CROCE
FIRENZE EST	SIENA
FIRENZE OVEST	VIAREGGIO
GROSSETO	ROMA

CENTRI PRIVATE	
AREZZO	GROSSETO (SIENA)
BOLOGNA	PERUGIA (AREZZO)
EMPOLI	PRATO
FIGLINE VALDARNO	SANTA CROCE (EMPOLI)
FIRENZE CENTRO	SIENA
FIRENZE EST	VIAREGGIO
FIRENZE OVEST	ROMA

Le risorse umane

L'esercizio 2005, chiuso con un Organico a ruolo pari a 3.356 unità, è stato caratterizzato da un elevato tasso di turn over del Personale (182 cessazioni e 227 ingressi, di cui 45 provenienti dalla fusione per incorporazione della società Datacentro). La necessità di garantire l'acquisizione di Risorse di qualità, per reintegrare e potenziare i livelli di professionalità uscenti, e l'applicazione di nuove formule contrattuali a tempo determinato (c.d. contratto di inserimento) hanno fortemente impegnato le attività di selezione, il cui processo inoltre è stato esteso alle controllate, nonché di formazione.

L'Organico, al netto di quanto derivante dall'incorporazione di Datacentro, ha mantenuto un valore costante rispetto all'anno precedente, sostenendo mediante efficientamento interno l'effetto congiunto prodotto dalla crescita organica, dall'espansione della Rete di Vendita e dal progressivo accentramento di attività verso la Capogruppo ricorrendo anche ai distacchi di Personale fra le Aziende del Gruppo, che ha permesso di rendere più flessibile la dislocazione e l'utilizzo di Risorse.

Al 31 dicembre 2005 le 3.356 Risorse a ruolo erano distribuite tra 1.581 donne e 1.775 uomini (il Personale femminile è salito al 47,1% rispetto al 46,3% del 2004), con un incremento complessivo su base annua di 45 Risorse.

L'età media del Personale a ruolo è pari a 43,6 anni rispetto a 44,7 dell'anno precedente; l'anzianità media è pari a 17,1 anni (18,5 a fine 2004).

La distribuzione nelle strutture operative a fine esercizio è la seguente:

		Risorse
Strutture centrali		**963**
Canali		**2.393**
di cui:	**Canale Retail**	**2.013**
	Canale Imprese e Private	**358**
	Canale Enti	**17**
	Canale Promotori	**5**

La percentuale del Personale occupato sui Canali è pari al 71,3% rispetto al 71,7% del 2004.

Mobilità interna: il 2005 è stato un anno caratterizzato da oltre 600 interventi di mobilità interna da/verso la Rete di Vendita, mirati al riassetto degli organici sia della Rete di Vendita che delle Strutture Centrali per effetto delle numerose cessazioni (182 conclusioni di rapporto, di cui 34 di Personale con ruolo di responsabilità). Nell'ambito dei piani di mobilità per la copertura di ruoli di responsabilità sono stati nominati 32 nuovi Direttori di Filiale (di cui 17 donne); sono stati, inoltre, avvicendati 58 Direttori di Filiale per effetto sia delle cessazioni dal servizio che del turn over di permanenza in Filiale (max 3-4 anni).

I provvedimenti di cui sopra hanno comportato il conferimento di 42 incarichi al grado superiore.

Reclutamento e Selezione

Nel corso del 2005 il processo di reclutamento e selezione è stato esteso alle Banche del Gruppo e a Cerit, ed ha preso avvio il Percorso di Accompagnamento, secondo modalità di selezione coerenti con il processo di pianificazione quali-quantitativa del Personale a medio/lungo periodo. Il processo ha lo scopo di garantire l'acquisizione di Risorse di qualità coerenti con i profili necessari per reintegrare e potenziare i livelli di professionalità distintiva dei dipendenti dell'azienda.

Per quanto riguarda il reclutamento, si è registrato l'afflusso spontaneo di 7.136 curricula vitae, di cui 1.548 pervenuti alle Banche del Gruppo (un totale di 3.500 nel solo ultimo quadrimestre, contro i 3.600 dell'intero 2004, con un incremento pari al 98%), tutti archiviati elettronicamente in apposito data base strutturato. Questo bacino è risultato sostanzialmente idoneo a soddisfare le esigenze manifestatesi, soprattutto in relazione ai ruoli d'ingresso.

Da fine ottobre 2005 è possibile inoltrare il CV elettronicamente via web, inserendo i dati nell'apposita sezione "Lavora con noi" del sito www.bancacrfirenze.it; in poco più di 2 mesi sono stati 1.059 i curricula in tal modo pervenuti. A questi se ne sono aggiunti altri 500 raccolti nel corso della manifestazione "Job Fair", svoltasi a Firenze il 15 e 16 aprile.
Per quanto riguarda le esigenze di collocamento obbligatorio riguardante le categorie protette, nel corso dell'anno sono stati selezionati 3 candidati assunti a tempo indeterminato.

Formazione

L'attività formativa ha coinvolto tutte le Banche del Gruppo, mediante l'erogazione di seminari interni e la programmazione di momenti di affiancamento presso le strutture operative della Capogruppo nonché tramite la piattaforma di formazione a distanza (F@D).
In coerenza con il modello distributivo, è proseguita l'erogazione di moduli formativi a supporto dell'acquisizione e dell'aggiornamento delle conoscenze tecniche e delle competenze necessarie per garantire i livelli di servizio definiti, in relazione alla segmentazione della clientela. In considerazione dell'evoluzione del contesto normativo e dell'attenzione all'adeguatezza degli investimenti finanziari della clientela e dei prodotti assicurativi, sono stati erogati specifici interventi formativi dedicati altresì al tema della trasparenza.
A supporto del progetto Patti Chiari sono state organizzate ulteriori sessioni di apprendimento a distanza con il coinvolgimento di un *network* di tutor interni. Le attività sono state inoltre supportate da un gruppo di diffusori interni operanti presso le Aree territoriali.
Tutte le Risorse sono state interessate dalla fruizione di due pacchetti di formazione a distanza inerenti la responsabilità amministrativa d'impresa (D. Lgs. 231/01); a tal fine sono stati rilasciati due moduli dedicati, "La Responsabilità amministrativa delle banche" e l'"Attuazione Legge 231 in Banca CR Firenze". Per talune strutture, particolarmente esposte agli obblighi inerenti il disposto legislativo, sono stati predisposti interventi formativi *ad hoc*.
In parallelo è proseguita l'attività formativa sul presidio del rischio e sul processo di erogazione del credito mediante l'erogazione dei moduli "Score navigator" (n. 334 partecipazioni) e "Basilea 2" (n. 194 partecipazioni). Nello specifico settore è proseguita l'azione di coinvolgimento formativo dei Responsabili di Filiale e dei Centri Imprese, nonché dei Gestori di relazione, in seminari attinenti l'area dei riflessi giuridici nel settore degli affidamenti (n. 159 partecipazioni).
Si sono concluse le prime sessioni del Master per i Gestori Imprese erogato con il supporto della Scuola di Direzione Aziendale Bocconi. Le edizioni concluse hanno registrato la presenza di 45 Risorse sia dei Centri Imprese che della Direzione Crediti. Il percorso, articolato in sessioni di aula e momenti di studio individuale su un arco temporale di circa dodici mesi, coinvolgerà progressivamente tutti i Gestori Imprese. A fine anno erano attive, con diversi livello di avanzamento, ulteriori tre edizioni del percorso formativo.
Per favorire la crescita professionale e l'ulteriore specializzazione delle Risorse che operano nei Centri Private, è stato erogato il modulo "Il rapporto di consulenza con il cliente private" rivolto a tutti i Gestori private (n. 50 partecipanti). Nel contempo è proseguita la partecipazione alle edizioni dedicate alla finanza e alle normative relative agli investimenti finanziari.
Nel mese di novembre l'Ente di Certificazione ha effettuato la visita di verifica annuale confermando la Certificazione di Qualità del Processo Formativo di Gruppo secondo gli standard internazionali UNI EN ISO 9001:2000 ottenuta nell'autunno 2003.
Analizzando i risultati del lavoro svolto nel 2005, l'attività di Formazione Interna, erogata in orario di lavoro, presso la Capogruppo, è stata pari a 21.590 giornate/uomo rispetto alle 20.140 del precedente anno (+7,2%). È proseguita inoltre la fruizione dei supporti formativi anche al di fuori del normale orario di lavoro per complessive 4.279 giornate uomo (-5,3% rispetto all'anno precedente). Sul fronte della Formazione Esterna, in orario di lavoro, si è registrato l'impiego di 655 giornate uomo (anno 2004: 561 giornate uomo).

ATTIVITÀ FORMATIVA AZIENDALE DELLA CAPOGRUPPO (Interna + Esterna) ANNO 2005

- DATI DI SINTESI - *(solo formazione erogata in orario di lavoro)*

Aree di attività	Giorni uomo	Incidenza %
Sviluppo competenze	3.747,5	16,8
Supporto avvio nuovi processi	1.014,8	4,6
Credito	3.436,6	15,4
Finanza	2.444,3	11,0
Giuridico/fiscale	5.285,4	23,8
Marketing e controllo di gestione	460,8	2,2
Inserimento in Rete Distributiva	1.854,7	8,3
Office Automation e applicativi informatici	2.544,9	11,4
Prodotti e servizi	1.455,7	6,5
Totale	22.244,7	100

COMPOSIZIONE DELLA FORMAZIONE IN BANCA CR FIRENZE

	Giorni uomo 2005	Giorni uomo 2004	Delta % sul 2004
Formazione interna in orario	21.590	20.140	7,20%
Formazione esterna in orario	655	561	16,76%
Formazione in orario	**22.245**	**20.701**	**7,46%**
Formazione fuori orario	4.279	4.517	-5,27%
Formazione complessiva	**26.524**	**25.218**	**5,18%**

PARTECIPAZIONE ALL'ATTIVITÀ FORMATIVA

	Risorse	% su totale organico	giorni uomo pro-capite
Partecipanti all'attività formativa	**3.292**	95%	6,6

Sviluppo Sistemi Gestionali

"Perseo": nel corso del 2005 si è conclusa la fase di Training, terza ed ultima fase del Programma di Sviluppo Manageriale "Perseo". I primi 14 partecipanti hanno presentato i progetti ai propri committenti nel mese di marzo, gli altri nel mese di novembre. Nel mese di febbraio 2006 è avvenuto l'incontro celebrativo conclusivo.

Architettura Professionale della Banca: dopo una fase progettuale durata tre anni, il percorso è iniziato con la definizione puntuale di tutti i ruoli dell'Azienda e la loro classificazione in termini di competenze necessarie e complessità organizzativa; è proseguito con il disegno dei sentieri di sviluppo manageriale che consentiranno al Personale di conoscere in modo più puntuale le opportunità di crescita professionale, per concludersi con la definizione del processo e degli strumenti di selezione interna. Il 2006 vedrà l'avvio operativo dei percorsi di sviluppo attraverso la creazione nella Rete di Vendita di bacini di Persone selezionate, da inserire nei diversi ruoli in funzione dei fabbisogni aziendali.

Rete Promotori Finanziari: si è conclusa la prima edizione del programma di sviluppo manageriale destinato ad 8 Branch Manager della rete in questione ed è prevista un'ulteriore edizione nel 2006 per altri 8 Branch Manager. Particolare attenzione è stata dedicata al tema della fidelizzazione delle Persone che lavorano in questo canale: insieme allo sviluppo manageriale e al percorso di certificazione delle conoscenze FPA (destinato ai migliori promotori), è stato riproposto l'MBO annuale al quale è stato affiancato un Piano di Fidelizzazione a Lungo Termine (LTI).

6. La gestione e il controllo dei rischi

Il controllo del rischio creditizio e la gestione del credito

Le politiche di erogazione del credito e le modalità operative riferite al processo di classificazione, gestione e valutazione di tale rischio vengono dal Consiglio di Amministrazione. L'attività di indirizzo spetta allo stesso Consiglio, coadiuvato dal Comitato Rischi, al quale partecipano la Direzione Credito, la Direzione Commerciale, la Direzione Auditing e Controlli di Gruppo, la Direzione Finanza, il Servizio Pianificazione e Risk Management ed un Consigliere a ciò delegato. Il controllo dei rischi creditizi è esercitato istituzionalmente dalla Direzione Credito attraverso la sua funzione di Controllo Rischi di Credito sulle posizioni in bonis e incagliate e dalle analoghe funzioni delle unità organizzative territoriali: Direttore di Filiale, Responsabile del Centro Imprese e Credit Manager, i quali esercitano il monitoraggio sull'andamento e sull'evoluzione dei crediti, intervenendo ove occorra nell'ambito delle facoltà delegate con l'attribuzione degli appropriati stati di vigilanza interna.

La gestione dei crediti e l'attribuzione alla classe di merito sono supportati da un'apposita procedura interna, che attribuisce ad ogni posizione un punteggio che ne misura sinteticamente il livello di rischiosità sulla base di anomalie andamentali. Per l'accettazione delle richieste di credito, a supporto delle risultanze documentali e qualitative previste nell'ambito dell'istruttoria delle pratiche è in fase di avvio uno specifico sistema di credit scoring per il segmento di clientela Retail. Per il segmento Imprese è in fase di definizione un sistema di attribuzione di rating particolarmente affinato. Questi nuovi strumenti, che agevolano in maniera rituale la selezione delle pratiche da affidare, consentono anche un miglioramento del servizio alla clientela mediante rilevazione anticipata del rischio, velocità decisionale e pricing.

Per quanto attiene ai criteri utilizzati per la classificazione dei crediti ad andamento anomalo ed alla determinazione del relativo valore di realizzo si fa riferimento a quanto riportato nella Parte A, Sezione 1, della nota integrativa del bilancio di Banca CR Firenze.

Sono proseguite le attività di rilevazione di specifici eventi e di monitoraggio su aggregati relativi alle principali aree di operatività e fasi del processo del credito e l'attività di controllo a campione sulla alimentazione degli score sui clienti business e privati ed è stata avviata la verifica sull'alimentazione del rating "MIRA".

È inoltre continuata la produzione, congiuntamente al Servizio Pianificazione e Risk Management, del Tableau de Board "Analisi dell'Esposizione ai Rischi Aziendali", a livello aziendale e di Gruppo.

Il controllo e la gestione dei rischi di mercato

L'assetto organizzativo della Funzione Finanza della Capo Gruppo, in sintesi, prevede tre unità operative sui mercati. La prima, "Investimento e Trading", assume e gestisce le posizioni finanziarie allo scopo di migliorare la redditività e la rispondenza alle esigenze patrimoniali e di equilibrio finanziario della Capo Gruppo (le altre banche rinunciano, in generale, all'assunzione di rischi di mercato derivanti da proprie posizioni di portafoglio). La seconda, "Tesoreria", gestisce in modo integrato la liquidità della banca e del Gruppo con la responsabilità di armonizzare i flussi, di gestire i rischi di interesse, di liquidità e di cambio. La terza, "Finanza per la clientela", gestisce l'offerta dei "prodotti finanza" interfacciando le Reti di ciascuna Banca del Gruppo. Tali unità sono coadiuvate da strutture di studio e analisi dei mercati, di middle-office e di controllo.

Riguardo la valutazione ed il controllo dei rischi finanziari della Banca, la Direzione Finanza presiede l'attività di controllo di primo livello e predisposizione di flussi informativi nei confronti del Risk Management secondo quanto previsto dal "Regolamento Aziendale per l'assunzione dei rischi finanziari della Banca", emanato dal Consiglio di Amministrazione.

In sintesi, la gestione dei rischi finanziari si compone di due diverse macro attività entrambe finalizzate all'individuazione ed alla ricerca della migliore combinazione rischio/rendimento.

La prima macro attività è volta ad individuare i rischi da presidiare e a misurarli tramite rilevazioni e analisi delle posizioni monetarie e finanziarie in essere, valutate alle condizioni di mercato attraverso gli applicativi di front-office.

La seconda macro attività, più propriamente gestionale, riguarda la definizione di obiettivi aziendali (budget, ecc...), la formulazione di previsioni, di aspettative e dei conseguenti interventi operativi nei vari mercati (coperture, chiusure di posizioni, ecc...).

L'evoluzione del sistema di gestione del rischio ha portato da una funzione di "Controllo" ad una di "Management" basata sulla gestione dei limiti, sulla definizione delle politiche e delle strategie aziendali ed infine sugli aspetti revisionali.

Il Regolamento della Banca impone un sistema di controllo sul rischio di mercato in relazione al quale vengono posti limiti sia in termini di "stop loss strategico" che di "Value at Risk" (VaR) per la stima di perdita massima sulle posizioni in titoli. Nel Regolamento è anche contenuta una vasta gamma di limiti di posizione – in termini aggre-

gati e di dettaglio, ossia riferiti a specifiche classi di investimenti finanziari - nonché disposizioni particolari riguardanti il trading in titoli azionari ed obbligazioni, in forza delle quali si ha una stretta allocazione del rischio fra i singoli desk operativi – specializzati nella gestione di specifiche posizioni – con conseguente limitazione delle perdite settoriali sostenibili.
Il processo di adozione delle decisioni di investimento si fonda sugli indirizzi strategici dettati dagli appositi Comitati (Comitato Affari e Finanza, Comitato Gestione Rischio) nel rispetto dei vincoli operativi imposti dal Regolamento per l'assunzione dei rischi Finanziari della Banca.
I principali supporti per questa attività sono: Asset Allocation mensile; Riunioni operative della Direzione Finanza; Report interni alla Direzione Finanza o Report esterni; Riunione mensile del Comitato d'Investimento.
La Direzione Finanza predispone frequentemente – in chiave gestionale - stime di "Sensitività", "Duration" e "VaR" delle posizioni finanziarie in essere, raccordandosi con analoghe valutazioni realizzate - in ottica strategica e regolamentare - a cura del Risk Management.
I rischi di natura giuridica sono affrontati con la scelta di inquadrare la materia in un ambito normativo certo, trasparente e largamente accettato dai mercati internazionali, ossia promuovendo l'adozione di contratti ISDA per la generalità delle controparti. Ciò principalmente in ragione delle buone garanzie che la contrattualistica ISDA è capace di offrire anche in rapporto al tema della simmetria nelle condizioni contrattuali fra le Parti.
In sintesi, riassumendo, la banca CR Firenze ha adottato il nuovo regolamento con la conseguente definizione di una politica unitaria di gestione dei rischi finanziari.
Gli indicatori interni del rischio di tasso e di mercato sono sempre stati, nel periodo, inferiori ai limiti fissati dal regolamento.
In particolare l'indicatore del rischio di tasso, basato sul rapporto tra la variazione del valore economico dell'attivo e del passivo in seguito ad uno shock di tasso d'interesse pari a 200 punti base, e il Tier 1 + Tier 2 ha sempre evidenziato valori nella norma così come il rischio di mercato, misurato con la tecnica del VaR a cura del Risk Management.

I rischi operativi

Al fine di gestire i rischi operativi, Banca CR Firenze ha avviato al suo interno un processo di censimento e validazione delle perdite che ha coinvolto anche tutte le banche del Gruppo stesso. Tale processo trova regolamentazione in una specifica normativa interna elaborata dal Risk Management della Banca il cui compito principale risulta quello di provvedere all'esatta classificazione dei dati rispetto alle regole stabilite dall'ultimo Accordo di Basilea.
I dati interni sono trasmessi al Database Italiano delle Perdite Operative (DIPO), che successivamente produce i dati di tutte le banche aderenti, permettendo di confrontare la rischiosità della Banca CR Firenze con quella del sistema bancario. Le prime analisi mettono in evidenza un livello di rischiosità in linea o addirittura più basso rispetto a quello del Sistema.
Tutte le informazioni raccolte tramite questo processo vengono poi inviate agli organi amministrativi per le relative determinazioni.
La normativa interna in tema di processo di gestione dei rischi operativi è in corso di predisposizione.

I controlli interni

Il sistema dei controlli interni in Banca CR Firenze, in coerenza con quanto previsto dalle Istruzioni di Vigilanza, coinvolge con diversi ruoli gli Organi amministrativi, il Collegio Sindacale, la Direzione e tutto il Personale. La struttura dei controlli si articola essenzialmente in tre diverse tipologie di controllo: *i controlli di linea*, implementati all'interno delle procedure organizzative ed informatiche; *i controlli sulla gestione dei rischi*, finalizzati a definire le metodologie di misurazione dei rischi ed a verificare il rispetto dei limiti assegnati alle varie funzioni; *l'attività di revisione interna*, volta ad individuare fenomeni e comportamenti anomali nonché a valutare l'adeguatezza del sistema dei controlli complessivo. Esso è finalizzato a garantire l'efficacia ed efficienza dei processi aziendali, l'affidabilità e l'integrità delle informazioni contabili e gestionali, la salvaguardia del valore delle attività e protezione delle perdite, la conformità dell'operatività con le leggi, le normative delle Autorità di Vigilanza, le politiche, i piani, i regolamenti, i codici di comportamento e le procedure interne, nonché a prevenire o rilevare l'insorgere di comportamenti o situazioni anomale e rischiose ex D.Lgs 231/2001.

I compiti, i processi operativi e le responsabilità delegate alle strutture coinvolte, approvati dal Consiglio di Amministrazione, sono chiaramente formalizzati nella normativa interna della Banca. In particolare il Consiglio di Amministrazione ha approvato il *Compendio del Sistema dei Controlli Interni di Gruppo*, stilato in coerenza con i principi generali di sana e prudente gestione aziendale richiamati dalla normativa di Vigilanza, le cui indicazioni costituiscono il quadro di riferimento primario per tutte le Società del Gruppo al fine di evitare che eventuali carenze di natura organizzativa ovvero dei sistemi di controllo interno possano ripercuotersi negativamente sul piano economico, patrimoniale o finanziario. In tale documento sono altresì riepilogate le metodologie e gli strumenti di controllo utilizzati dalla Banca.

La funzione di revisione interna è affidata alla Direzione Auditing e Controlli di Gruppo. Missione, compiti e responsabilità di quest'ultima sono contenuti nel *Regolamento dell'attività di Internal Auditing*, approvato dal Consiglio di Amministrazione e predisposto in coerenza con le Istruzioni di Vigilanza della Banca d'Italia, con le disposizioni del Decreto Legislativo n. 58/1998 (TUF), nonché con le disposizioni previste dal "Modello Organizzativo e di Gestione ex Decreto Legislativo n. 231/2001" approvato dal Consiglio di Amministrazione nella seduta del 20 dicembre 2004.

Nel generale contesto della regolamentazione interna ed esterna, tutte le attività svolte dalla Direzione Auditing e Controlli di Gruppo, si configurano sotto due distinti profili:

- attività collegabili al ruolo di funzione di "internal audit" della Capogruppo;
- attività collegabili al ruolo di funzione di "internal audit" di società del Gruppo Bancario CRF, ricoperto in funzione di specifici accordi di esternalizzazione sottoscritti con le stesse.

La Direzione svolge una specifica attività di verifica sulla corretta attuazione di quanto disposto dalla normativa secondaria, tempo per tempo, emessa dagli Organi di Vigilanza competenti (CONSOB, ISVAP, COVIP ecc.).

La Direzione Auditing, inoltre, svolge su indicazione dell'Organismo di Vigilanza ex Decreto Legislativo n. 231/2001, attività di verifica e di monitoraggio nonché attività di supporto amministrativo come dallo stesso deliberato in data 27 maggio 2005. Tali attività possono essere svolte in via accentrata per tutto il Gruppo, sulla base di specifici accordi di esternalizzazione approvati dai rispettivi Consigli di Amministrazione.

In particolare, le attività di controllo poste in atto dalla funzione di internal auditing sono le seguenti:

- *controlli a distanza*, volti ad assicurare il monitoraggio e l'analisi, in via sistematica e per eccezione, sull'andamento e sulla regolarità dei rischi assunti, onde stabilire modalità e priorità d'intervento;
- *controlli in loco (interventi ordinari e mirati)*, volti a verificare il rispetto procedurale delle attività operative, contabili, amministrative, di sicurezza, di correttezza ed adeguatezza comportamentale e di gestione dei rischi;
- *controlli sui processi e sulle procedure*, preventivi ed in itinere per verificare l'affidabilità delle relative modalità di controllo interno ed i livelli di copertura dei rischi, realizzati con interventi su funzioni/processi aziendali e attraverso la fornitura di consulenza specialistica in occasione di innovazioni organizzative e procedurali.

Nel corso del 2005 sono proseguite le attività di verifica sulla rete commerciale e sulle unità centrali della Capogruppo e delle altre Banche e Società del Gruppo. Le risultanze e le valutazioni espresse in seguito a tali accertamenti sono state portate a conoscenza del Direttore Generale e degli Organi societari di amministrazione e di controllo. I punti di debolezza rilevati sono stati sistematicamente segnalati alle funzioni aziendali interessate per l'attivazione degli opportuni interventi di miglioramento e nei cui confronti viene attuata regolare attività di follow up.
È stata inoltre avviata l'attività di ricognizione su strutture/processi impattati dalla normativa ai sensi del Decreto Legislativo n. 231/2001. Tali interventi, disposti dall'Organismo di Vigilanza, hanno riguardato l'adeguatezza dei presidi posti in essere al fine di prevenire i reati nei confronti della Pubblica Amministrazione ed i reati di falsità.

7. L'azionariato e la valutazione del mercato

La composizione dell'azionariato

Nel corso dell'anno 2005 sono state emesse 846.029 nuove azioni in seguito all'esercizio, da parte di alcuni dei beneficiari del piano di stock-option, della facoltà di sottoscrivere azioni di nuova emissione. Il capitale sociale è così passato da euro 647.633.406,63 al 31 dicembre 2004 ad euro 648.115.643,16 al 31 dicembre 2005.
Le interessenze dei principali soci, in base alle informazioni disponibili, sono di seguito riportate.

Socio	N° azioni	Quota
Ente CR Firenze	479.026.608	42,129%
San Paolo IMI S.p.A.	212.176.468	18,660%
BNP Paribas S.A.	74.468.217	6,549%
Fidelity International Limited	47.424.905	4,171%
Fondazione CR Spezia	44.666.603	3,928%
Fondazione CR Pistoia e Pescia	42.050.703	3,698%
Gruppo Banca CARIGE	28.177.911	2,478%
Altri (Mercato)	209.053.573	18,386%
Totale	1.137.044.988	100%

Il numero di azioni detenute dall'Ente Cassa di Risparmio di Firenze e dal Gruppo CARIGE è ricavato sulla base delle richieste presentate dai soci per la partecipazione all'assemblea straordinaria tenutasi il 21 dicembre 2005. Tali soci hanno incrementato nel corso dell'anno la propria partecipazione per effetto di acquisti di azioni sul mercato.
Il numero di azioni del socio Fidelity International Limited, capogruppo di società di gestione di fondi d'investimento, è quello riportato nell'ultima delle comunicazioni che il Gruppo Fidelity Investments ha effettuato ai sensi dell'articolo 120 del Decreto Legislativo n. 58/1998, datata 25 luglio 2005.
Le precedenti comunicazioni del Gruppo Fidelity Investments ai sensi della normativa citata erano state effettuate aggregando, oltre alle azioni della Fidelity International Limited, anche quelle della FMR Corp anch'essa capogruppo di società di gestione di fondi d'investimento e detentrice di un'ulteriore quota dello 0,46%, nonché le azioni di clienti istituzionali dei servizi di gestione di portafoglio del Gruppo Fidelity Investments per le quali il diritto di voto rimane in capo al cliente stesso. L'ultima comunicazione è invece basata su una differente impostazione, per la quale le quote di Fidelity International Limited e FMR Corp sono considerate distintamente e senza tenere conto delle azioni per le quali il diritto di voto rimane al cliente.
La percentuale riportata nella tabella risulta per questa ragione inferiore a quella indicata nella relazione al bilancio dell'esercizio 2004, che si basava sulle comunicazioni del Gruppo Fidelity Investments effettuate con la precedente impostazione, e dalle quali emergevano percentuali di possesso superiori al 5%.

Il rating

Nel corso dell'esercizio i rating assegnati da Fitch e Moody's non hanno subito variazioni e sono i seguenti:

Agenzie di rating	Debito a breve termine	Debito a lungo termine
Fitch	F1	A-
Moody's	P1	A2

Tali rating sono l'espressione di sintesi di un giudizio delle Agenzie che esprime una positiva valutazione delle attività e dei progetti della Banca e dei risultati che ne derivano.

L'andamento delle quotazioni azionarie

L'andamento del titolo e l'attività di Relazione con gli Investitori
Il titolo Banca CR Firenze ha chiuso il 2005 ad euro 2,478, in crescita del 38,3% da inizio anno.
Nello stesso periodo l'indice settoriale MIB Banche ha fatto registrare una crescita del 30,7%, mentre sia l'indice S&P/MIB che l'indice MIDEX hanno avuto una crescita più contenuta chiudendo i dodici mesi in rialzo, rispettivamente, del 15,5% e del 6,6%.
Il titolo Banca CR Firenze si è apprezzato in modo pressoché costante, sovraperformando l'indice di settore sostanzialmente durante tutto l'arco dell'anno ed enfatizzando questa tendenza dalla fine del mese di luglio. I valori si sono poi riavvicinati tra novembre e dicembre.
Rilevante l'andamento dei volumi che, con più di 302 milioni di azioni scambiate, risulta in crescita di oltre il 53% rispetto al 2004, avendo interessato circa il 26% del capitale sociale, ed il 102% del flottante. L'aumento degli scambi ha consentito, nello scorso mese di settembre, il rientro del titolo nell'indice MIDEX.



150
140
130
120
110
100
90
GEN
FEB
MAR
APR
MAG
GIU
LUG
AGO
SET
OTT
NOV
DIC
Banca CR Firenze
S&P MIB
MIDEX

L'attività di Relazione con gli Investitori è stata molto intensa, così come nell'anno precedente. Il Management è stato impegnato in più di 50 incontri one-to-one svoltisi in Europa, negli Stati Uniti e in Canada.

Partecipazioni detenute da Amministratori, Sindaci e Direttore Generale

Cognome e nome	Modalità del possesso	Titolo del possesso	Numero di azioni acquistate nel 2005	Numero di azioni vendute nel 2005	Numero di azioni possedute al 31.12.2005
Antinori Piero			0	0	0
Benedetti Aureliano			0	0	0
Busi Giampiero			0	0	0
Bussolotto Pio			0	0	0
Clamon Jean			0	0	0
Colomeiciuc Alessio			0	0	0
Corsi Francesco			0	0	0
Falbo Angelo			0	0	0
Fiori Vieri			0	0	0
Folonari Ambrogio			0	0	0
Ginori Lisci Lionardo			0	0	0
Manuli Mario			0	0	0
Marzili Pier Giovanni			0	0	0
Mattera Massimo			0	0	0
Morbidelli Giuseppe			0	0	0
Moscatelli Lino	Diretto	Proprietà	160.000	160.000	102.291
Muratori Domenico			0	0	0
Sacconi Marco			0	0	0
Sansoni Guido			0	0	0
Spadafora Giuseppe			0	0	0

8. Altre informazioni

Le operazioni infragruppo e con parti correlate

Le principali attività intercorrenti a fine esercizio con le società controllate da Banca CR Firenze S.p.A. sono riferite al finanziamento dell'attività di credito al consumo gestita dal Gruppo Findomestic e delle attività svolte dalle società prodotto collegate.
Le passività si riferiscono principalmente alle obbligazioni di Banca CR Firenze S.p.A. possedute dalla controllata Centrovita Assicurazioni S.p.A.
I rapporti finanziari intrattenuti da Banca CR Firenze S.p.A. con le imprese del Gruppo sono regolati a condizioni in linea con il mercato.

(importi in milioni di euro)	Attività	Passività	Garanzie ed Impegni
Partecipazioni di controllo	**269,9**	**750,2**	**97,4**
Cassa di Risparmio di Pistoia e Pescia S.p.A.	99,1	23,2	20,1
Cassa di Risparmio di Civitavecchia S.p.A.	6,9	142,4	0,4
Cassa di Risparmio di Orvieto S.p.A.	2,8	59,7	1,9
Cassa di Risparmio di Mirandola S.p.A.	14,7	96,8	0,1
Cassa di Risparmio della Spezia S.p.A.	0,5	89,0	0,3
Centro Riscossione Tributi - Cerit S.p.A.	72,5	0,5	67,6
Perseo Finance S.r.l.	33,8	6,0	0,0
CR Firenze Mutui S.r.l.	8,2	2,0	0,0
Centrovita Assicurazioni S.p.A.	14,2	329,8	0,0
Infogroup S.p.A.	0,0	0,5	0,1
Immobiliare Nuova Sede S.r.l.	17,2	0,0	6,9
City Life S.p.A.	0,0	0,3	0,0
Partecipazioni a controllo congiunto (joint ventures)	**841,9**	**84,0**	**5,9**
Findomestic Banca S.p.A.	841,9	84,0	5,9
Partecipazioni in società collegate	**364,6**	**74,3**	**0,2**
Centro Factoring S.p.A.	258,9	47,2	0,2
Centro Leasing S.p.A.	105,7	27,1	0,0
Altre Partecipazioni	**76,5**	**137,4**	**10,7**
Immobiliare Novoli S.p.A.	14,7	0,0	6,1
Sanpaolo IMI S.p.A.	0,0	24,5	1,5
Banca d'Italia	28,3	90,0	1,1
Altre	33,5	22,9	2,0
Totale	1.552,9	1.045,9	114,2

Le garanzie e gli impegni consistono in fideiussioni rilasciate a favore di partecipazioni di controllo e nei confronti di Altre Partecipazioni.

Relazione sulla gestione

9. I fatti di rilievo e l'evoluzione dopo la chiusura dell'esercizio 2005

Fatti di rilievo intervenuti nel corso dell'esercizio 2005

L'Assemblea ordinaria degli azionisti, riunitasi il 28 aprile 2005, ha deliberato l'approvazione del bilancio dell'esercizio 2004 e la distribuzione di un dividendo di € 0,052 per ogni azione in circolazione alla data del 23 maggio 2005, prevista per lo stacco-cedola. Il dividendo è stato posto in pagamento il 26 maggio 2005.
L'Assemblea ha deliberato inoltre il rinnovo dell'autorizzazione ad operare in azioni proprie ai sensi degli articoli 2357 e 2357-ter del codice civile. La società può detenere azioni proprie fino ad un massimo di 13.000.000 di azioni.
I tre principali soci sono stati accomunati, fino al 30 aprile 2005, da un Patto di Sindacato, originariamente stipulato il 15 novembre 1999 e quindi oggetto di successive proroghe. Alla data del 30 aprile ha cessato di avere efficacia l'ultima delle proroghe, senza che ne sia intervenuta una ulteriore.
In relazione alla cessazione dell'efficacia del Patto il socio Sanpaolo IMI S.p.A. ha ritenuto di poter vantare nei confronti dell'Ente Cassa di Risparmio di Firenze un diritto d'opzione d'acquisto di una quota azionaria pari al 10,78% del capitale di Banca CR Firenze S.p.A., pretesa che l'Ente Cassa di Risparmio di Firenze ritiene invece non fondata.
Dopo la scadenza del Patto l'Ente Cassa di Risparmio di Firenze e Sanpaolo IMI S.p.A. hanno convenuto in data 27 giugno di posticipare al 30 settembre 2005 il termine, originariamente scadente il 29 giugno 2005, per l'eventuale comunicazione da parte di Sanpaolo IMI S.p.A. dell'esercizio dell'opzione. Ciò al fine di verificare la possibilità di raggiungere una soluzione delle divergenze per la definizione di un nuovo accordo parasociale, che potesse auspicabilmente essere condiviso anche da BNP Paribas, ferme ed impregiudicate restando le rispettive posizioni quanto alla sussistenza e validità dell'opzione.
In prossimità del termine, prorogato come detto, del 30 settembre 2005, Sanpaolo IMI S.p.A. ha comunicato all'Ente Cassa di Risparmio di Firenze la propria intenzione di esercitare l'opzione; l'Ente ha dato riscontro ribadendo la propria posizione in merito all'infondatezza di tale diritto.
Constatata la mancanza di un accordo Sanpaolo IMI S.p.A., in data 27 ottobre 2005, ha attivato la prevista procedura arbitrale, nominando quale proprio arbitro l'Avv. Alessandro Pedersoli. L'Ente CR Firenze ha nominato proprio arbitro l'Avv. Berardino Libonati. Quale Presidente del Collegio Arbitrale è stato nominato, dal Presidente del Tribunale di Firenze, il Prof. Niccolò Abriani.
Nel corso del primo semestre è stata perfezionata l'operazione d'incorporazione della società strumentale Data Centro S.p.A. nella Capogruppo. La data di efficacia giuridica è stata fissata, nell'atto di fusione stipulato il 15 marzo, al 1° maggio 2005, mentre ai fini contabili e fiscali l'operazione ha avuto efficacia dal 1° gennaio 2005.
Nel mese di agosto Banca CR Firenze S.p.A. ha sottoscritto un accordo preliminare, condizionato all'ottenimento delle autorizzazioni da parte delle Autorità nazionali e al soddisfacente completamento della due diligence, per l'acquisizione di una quota di controllo pari al 56,23% del capitale della Daewoo Bank S.A., banca commerciale con sede a Bucarest (Romania), la cui rete è composta da nove filiali. Nel corso del terzo trimestre sono stati stipulati gli accordi finalizzati a portare Banca CR Firenze S.p.A., all'acquisizione della quota di maggioranza (56,23%) della banca rumena Banca Daewoo S.A. (Romania), operazione realizzata principalmente allo scopo di fornire un punto di riferimento alle numerose imprese italiane dei territori presidiati dal Gruppo che hanno interessi in Romania, nazione che presenta, di per sé, interessanti opportunità di sviluppo anche nella prospettiva del suo prossimo ingresso nella U.E. Alla compravendita è stata data attuazione il 9 marzo 2006, non appena ottenuta la necessaria autorizzazione da parte delle autorità competenti. Il prezzo corrisposto, in conformità agli accordi preliminari ed all'esito della due diligence prevista da tali accordi, è stato di € 30.480.628,37. Sono state inoltre apportate le modifiche allo statuto sociale che prevedono nuove regole di governance della società, in base alle quali Banca CR Firenze S.p.A. nomina 4 dei 7 amministratori, ed è stata modificata la denominazione sociale in Banca C.R. Firenze Romania S.A.
È stato sottoscritto altresì il definito contratto d'opzione (call e put) per effetto del quale Banca CR Firenze S.p.A. avrà facoltà, dal 1° gennaio 2009 al 30 giugno 2009, di acquistare dai restanti soci ulteriori azioni di Banca C.R. Firenze Romania S.A., sino ad un massimo del 26,77% del capitale sociale. Il prezzo sarà determinato in funzione del valore di Banca C.R. Firenze Romania S.A. all'epoca dell'esercizio delle opzioni, con un minimo di 2,9 volte il patrimonio netto contabile della stessa. La Capogruppo sta inserendo proprio personale nella struttura operativa della banca rumena.

Fatti di rilievo intervenuti dopo la chiusura dell'esercizio 2005

Come noto, a partire dal bilancio dell'impresa relativo all'anno 2006 diventerà obbligatoria, per la redazione di tale bilancio, l'adozione dei principi contabili internazionali IAS/IFRS, disciplinati dalla Banca d'Italia con la Circolare n. 262 del 22 dicembre 2005 "I bilanci delle banche: schemi e regole di compilazione"; in proposito si ricorda che la Banca non si è avvalsa della facoltà, prevista dal Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS"), di redigere il suddetto bilancio relativo all'esercizio 2005 applicando i principi IAS/IFRS.

Si ricorda inoltre che in sede di prima applicazione dei suddetti principi (First Time Adoption - "FTA") è necessario predisporre dei prospetti di riconciliazione tra i saldi di apertura delle attività e delle passività in essere alla data di transizione agli IAS/IFRS, che corrisponde all'inizio del periodo antecedente il primo bilancio redatto secondo gli IAS/IFRS; in base a quanto prescritto dal principio contabile internazionale IFRS 1 - "Prima applicazione degli International Financial Reporting Standards", alla data di transizione le differenze fra le suddette attività e passività calcolate in conformità ai principi IAS/IFRS e gli importi determinati applicando i precedenti principi contabili devono essere imputate a specifiche voci di patrimonio netto al netto del relativo effetto fiscale e in ottemperanza con le disposizioni di transizione esposte negli IAS/IFRS la società ha applicato, ai fini della redazione del bilancio consolidato del Gruppo Banca CR Firenze, i principi in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 ed IFRS 2, che disciplinano rispettivamente gli strumenti finanziari ed i pagamenti basati su azioni, adottati con effetti contabili dal 1° gennaio 2005. Si ricorda infine che come richiesto dalla Delibera Consob n. 14990 del 14 aprile 2005 e previsto dall'IFRS 1 la società ha presentato, in appendice alla relazione semestrale al 30 giugno 2005, i prospetti di riconciliazione del risultato economico consolidato dell'esercizio 2004 e del patrimonio netto consolidato al 1° gennaio 2004, al 31 dicembre 2004 ed al 1° gennaio 2005, allegando inoltre i prospetti di riconciliazione dei saldi di conto economico consolidato al 31 dicembre 2004 e di stato patrimoniale consolidato al 31 dicembre 2004 ed al 1° gennaio 2005; i suddetti prospetti, relativi ai conti della Banca e predisposti ai fini della presentazione dei dati consolidati, come previsto dall'IFRS 1 costituiranno un'appendice al bilancio dell'impresa riferito all'anno 2006 che verrà sottoposto all'approvazione dell'Assemblea dei Soci e saranno oggetto di esame da parte della società di revisione nell'ambito della revisione contabile di tale bilancio.
Sulla base dei valori contenuti nei suddetti prospetti, il patrimonio netto contabile della Banca al 1° gennaio 2006, inclusivo dell'utile dell'esercizio 2005, per effetto delle variazioni delle poste di stato patrimoniale e di conto economico legate alle stime valutative effettuate in base ai principi IAS/IFRS risulterebbe pari a circa 1.192 milioni di euro, con una diminuzione di circa 53 milioni di euro rispetto al valore determinato secondo i precedenti criteri di valutazione; in proposito si precisa infine che qualora l'Assemblea dei Soci, in sede di approvazione del bilancio al 31 dicembre 2005, deliberi di ripartire l'utile dell'esercizio 2005 secondo quanto indicato nella relativa proposta, che prevede di assegnare parte di tale utile agli azionisti per dividendi ed a disposizione dell'Assemblea dei Soci per gli scopi dalla stessa determinati, il suddetto patrimonio calcolato applicando i principi IAS/IFRS risulterà pari a circa 1.134 milioni di euro.
A partire dal secondo semestre dello scorso anno, insieme a Sanpaolo Imi, Banca MPS, Banca Carige, Banca Lombarda e Piemontese e CR Ravenna, cui si aggiungerà Banca del Piemonte ad oggi non socia, ci siamo proposti come acquirenti di azioni di SI Holding S.p.A., capogruppo della Società Cartasì, al fine di acquisire il controllo della stessa SI Holding. La risposta dell'azionariato è stata ampia, per cui abbiamo raccolto, con l'inizio del mese di gennaio, adesioni all'offerta tali da assicurare al gruppo degli acquirenti un aumento delle quote già di proprietà del 24%, ad oltre il 70%. Le azioni acquistate saranno ripartite tra tutte le banche citate e i rapporti tra le stesse verranno regolati da uno stipulando patto parasociale in modo da escludere che alcuna delle stesse possa singolarmente esercitare il controllo di Si Holding.
Esse si propongono di proseguire nello sviluppo della piattaforma di Cartasì al servizio di quelle banche, già azioniste, che resteranno semplici distributrici. È stato inoltre costituito un tavolo tecnico con First Data, cui partecipano per conto delle banche del Patto Sanpaolo-IMI e MPS, volto a verificare i possibili apporti industriali della stessa First Data anche a fronte della eventuale cessione di una quota di minoranza del capitale di Si Holding. Il patto stipulato con le altre banche avanti indicate, a fronte della nostra percentuale di interessenza attuale (2,6%) e della quota di compensi retrocessa a Banca CR Firenze (2,011%), prevede per noi il diritto, ma non l'obbligo, di raggiungere la quota di partecipazione minima in Si Holding del 4,7% con un onere di circa 3 milioni di euro.
Come evidenziato nel precedente paragrafo, il 9 marzo 2006 è stata formalizzata l'acquisizione della banca rumena Daewoo Bank S.A.
Il Consiglio di amministrazione della controllata Cassa di Risparmio di Mirandola ed il Consiglio di amministrazione della Banca CR Firenze hanno deliberato, rispettivamente in data 19 gennaio 2006 ed in data 19 dicembre 2005, il progetto di fusione per incorporazione della controllata nella Capogruppo, in base al quale tale banca assumerà lo status di "Divisione" di Banca CR Firenze, mantenendo una Direzione locale con adeguati poteri gestionali; il progetto, che si sviluppa nella strategia di gruppo bancario federale, prevede l'Istituzione di un Comitato Territoriale - composto dagli attuali Amministratori - che avrà competenze, fra l'altro, in materia di credito, di relazione e di attività promozionale, garantendo di fatto la territorialità della Divisione e lo stretto collegamento con gli stakeholders locali. L'iter dell'operazione prevede, oltre alle necessarie autorizzazioni delle Autorità competenti, la convocazione dell'Assemblea straordinaria dei soci.
Nelle riunioni del 13 marzo e del 27 marzo 2006 il Consiglio di Amministrazione di Banca CR Firenze ha deliberato di sottoporre all'approvazione dell'Assemblea straordinaria dei soci, convocata per il prossimo 27 aprile, un'operazione di rafforzamento patrimoniale così articolata:

- un aumento gratuito del capitale sociale per un controvalore massimo di nominali 125,1 milioni di euro effettuato mediante utilizzo di riserve, e
- un aumento a pagamento del capitale sociale, da offrire in opzione ai soci, per un controvalore massimo di 150 milioni di euro, compresivi di sovrapprezzo.

Successivamente a tali aumenti, che prevedibilmente saranno entrambi completati entro il primo semestre 2006, è prevista un'operazione di raggruppamento di azioni ordinarie tale da portare il valore nominale unitario delle stesse ad € 1,00.

Informazioni generali sui piani di "stock granting" e "stock option"

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock-option) a favore dei dirigenti delle società bancarie del gruppo, nonché di assegnazione gratuita di azioni (stock granting) alla generalità dei dipendenti della società. Tali deleghe sono state interamente utilizzate dal Consiglio; i termini della deleghe, e l'esercizio che di esse ha fatto il Consiglio, sono riportati anche all'articolo 5, commi 2°, 3° e 4°, dello statuto sociale.
Per quanto riguarda più specificatamente i piani di stock option, il Consiglio, in data 16 ottobre 2000, ha approvato una prima assegnazione di diritti. I titolari hanno la facoltà di sottoscrivere dal 16 ottobre 2003 al 16 ottobre 2006 azioni di nuova emissione della società ad un prezzo unitario di 1,225 euro. In relazione a questa prima tranche del piano, che in origine riguardava complessivamente 4 milioni di azioni, sono stati esercitati tutti i relativi diritti con n° 3.803.149 sottoscrizioni, di cui 846.029 avvenute nell'anno 2005 e 241.181 nei primi mesi del 2006.
Una seconda ed ultima tranche di assegnazioni è stata deliberata dal Consiglio in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi 6 milioni di azioni; tali diritti sono esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di 1,103 euro per azione.
L'assegnazione di stock option, quale forma di retribuzione in qualche modo legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca ai sensi dell'articolo 2358, 3° comma del codice civile.
L'attuazione dei piani di stock granting ha portato complessivamente all'assegnazione gratuita alla generalità dei dipendenti di 5.994.624 azioni, dapprima in occasione dell'assemblea straordinaria del 27 marzo 2000 per 1.535.600 azioni e, successivamente, con deliberazioni del Consiglio di Amministrazione del 26 marzo 2001, 14 aprile 2003 e 14 giugno 2004 per le altre residue azioni.

L'evoluzione prevedibile della gestione

La prosecuzione di un razionale e controllato processo di allargamento del perimetro del Gruppo con la recente acquisizione in corso di perfezionamento della quota di controllo della rumena Banca Daewoo, prossimamente Banca CR Firenze Romania S.A., rende più stabili e robuste le strutture di vendita ed il collegamento con la clientela, sia per le Banche che per le Società prodotto facenti parte del Gruppo. Le opportunità derivanti da un allargamento dell'area territoriale di insediamento, ottenuto grazie al dimensionamento del network tradizionale che si incrocia con la rete dei negozi e dei promotori finanziari nonché, per la Capogruppo, dei Centri Imprese e Private, possono consentire di cogliere opportunità pur in un contesto congiunturale non del tutto positivo.
Per quanto riguarda in genere le aree di attività bancaria, si rileva che si va sempre più affermando il processo di evoluzione dei modelli organizzativi dall'ottica di redditività per strumento/prodotto a quella per segmento di clientela, affiancata da un approccio di tipo relazionale, basato in sostanza sulla consulenza specialistica, la personalizzazione di prodotti e servizi e la trasparenza delle condizioni.
Nell'attuale congiuntura i risultati della Banca, grazie ai legami di conoscenza e di fiducia con la clientela, continuano a mantenere risultati di rilievo su tutte le componenti di conto economico.
Per il corrente esercizio si ritiene prevedibile un andamento delle masse attive e passive (impieghi e raccolta) omogeneo e coerente con gli andamenti prevedibili a livello di sistema, con particolare focalizzazione sull'area del risparmio gestito e del controllo del rischio; a ciò si aggiunge il forte impegno per il contenimento dei costi, pur in fase di significativo ampliamento del Gruppo, perseguito anche adottando accorgimenti organizzativi specifici, con attribuzione diretta di responsabilità alle posizioni di vertice della Capogruppo e delle Aziende controllate, in forza dei quali, unitamente all'impegno mantenuto sui vari fronti dell'efficacia commerciale ed organizzativa e grazie anche agli effetti delle sinergie che in diverse aree di attività del Gruppo vengono generate dalla razionalizzazione organizzativa, l'attività della Banca si propone di conseguire risultati in linea con quelli dello scorso esercizio.

Proposta di approvazione del bilancio e di destinazione dell'utile da ripartire

Signori azionisti,

prima di passare alla proposta di approvazione del bilancio al 31 dicembre 2005 e di destinazione dell'utile dell'esercizio chiuso a tale data da ripartire, Vi ricordiamo che al punto 1 dell'ordine del giorno dell'Assemblea Straordinaria viene proposto di effettuare un aumento gratuito del Capitale sociale per un ammontare complessivo massimo di € 125.101.478,67, secondo le modalità successivamente indicate; inoltre, in merito alla destinazione dell'utile Vi informiamo che in base a quanto previsto dall'articolo 5, lettera a), dello Statuto, a partire dal 16 ottobre 2003 ed entro la data del 26 aprile 2006 Banca CR Firenze S.p.A. ha emesso n. 3.803.149 azioni ordinarie in seguito all'integrale esercizio, da parte di tutti i beneficiari che ne avevano diritto, della prima tranche del piano di stock option deliberato dall'Assemblea dei Soci in data 27 marzo 2000 e anche le suddette azioni avranno pertanto diritto a percepire i dividendi sull'utile dell'esercizio 2005.

Premesso quanto sopra, Vi invitiamo pertanto ad approvare il bilancio al 31 dicembre 2005, costituito dallo stato patrimoniale, dal conto economico, dalla nota integrativa e corredato dalla relazione sulla gestione, predisposti dal Consiglio di Amministrazione con gli accantonamenti e gli stanziamenti apportati, proponendoVi la seguente ripartizione dell'utile dell'esercizio chiuso a tale data di € 118.139.959,95, che prevede di assegnare € 0,052 ad ogni azione che alla data del 15 maggio 2006 avrà diritto alla percezione del dividendo:

◦ alla riserva legale in misura pari al cinque per cento dell'utile d'esercizio, come richiesto dal Codice Civile e previsto dall'articolo 21, lettera a), dello Statuto, in previsione dell'aumento gratuito del capitale da sottoporre all'Assemblea Straordinaria dei Soci	€ 5.906.998,00
◦ alle altre riserve	€ 51.701.560,00
◦ ai titolari delle azioni emesse fino alla data del 26 aprile 2006, in ragione di € 0,052 per ogni azione posseduta (data di stacco cedola 15 maggio 2006 - data di pagamento 18 maggio 2006)	€ 59.138.880,79
◦ a disposizione dell'Assemblea per essere erogati per gli scopi determinati dalla stessa (massimo 2% dell'utile netto, ai sensi dell'articolo 21, lettera c), dello Statuto)	€ 1.392.521,16

Se la suddetta proposta di approvazione del bilancio e di ripartizione dell'utile d'esercizio sarà da Voi accolta, i valori delle voci che compongono il patrimonio netto contabile risulteranno i seguenti:

- Capitale sociale	€	648.253.116,33
- Sovrapprezzi di emissione	€	57.031.097,47
- Riserva legale	€	136.264.062,28
- Riserva statutaria	€	10.410.244,89
- Riserve di rivalutazione	€	67.824.144,14
- Altre riserve	€	202.574.523,41
- Fondo per rischi bancari generali	€	62.474.879,59
Totale patrimonio netto contabile	**€**	**1.184.832.068,11**

Inoltre, se verrà da Voi approvata la proposta inserita al punto 1 dell'ordine del giorno dell'Assemblea Straordinaria, il Capitale sociale aumenterà nel massimo di € 125.101.478,67 tramite l'incremento da € 0,57 ad € 0,60 del valore nominale unitario delle azioni e l'emissione di nuove azioni per un numero massimo pari a 151.638.156, utilizzando integralmente i Sovrapprezzi di emissione e le Riserve di rivalutazione nonché parte delle Altre riserve; successivamente a tali operazioni, i valori delle voci che compongono il patrimonio netto contabile risulteranno pertanto i seguenti:

- Capitale sociale	€ 773.354.595,00
- Riserva legale	€ 136.264.062,28
- Riserva statutaria	€ 10.410.244,89
- Altre riserve	€ 202.328.286,35
- Fondo per rischi bancari generali	€ 62.474.879,59
Totale patrimonio netto contabile	**€ 1.184.832.068,11**

Si ricorda infine che a partire dal bilancio dell'impresa relativo all'esercizio chiuso al 31 dicembre 2006 i valori che compongono il patrimonio netto contabile subiranno, in seguito all'adozione dei principi contabili internazionali IAS/IFRS, le variazioni derivanti dalla valutazione delle poste dell'attivo e del passivo dello stato patrimoniale in base a tali principi; di conseguenza, tenendo anche conto di quanto sopra descritto i suddetti valori al 1° gennaio 2006, applicando gli effetti di transizione ai principi IAS/IFRS al patrimonio netto contabile a tale data, risulterebbero rappresentati come segue:

- Capitale sociale	€ 773.354.595,00
- Sovrapprezzi di emissione	€ 681.680,15
- Riserva legale	€ 136.264.062,28
- Riserva statutaria	€ 10.410.244,89
- Riserve da valutazione	€ 41.731.344,99
- Altre riserve (incluse le riserve di *First Time Adoption* - FTA)	€ 171.622.036,32
Totale patrimonio netto contabile	**€ 1.134.063.963,63**

Si ritiene infine opportuno precisare che il patrimonio netto contabile sopra esposto include un importo, pari ad € 41.731.344,99, derivante dalle metodologie valutative previste dai suddetti principi, che risulta indisponibile e non è pertanto distribuibile fino al momento dell'effettivo realizzo della posta patrimoniale cui si riferisce.

Il Consiglio di Amministrazione di Banca CR Firenze S.p.A.

Introduzione

Il bilancio di Banca CR Firenze S.p.A. (la "Banca") per l'esercizio 2005 è redatto in conformità alla normativa del Decreto Legislativo n. 87 del 27 gennaio 1992 ed ai successivi Provvedimenti della Banca d'Italia (Circolare n. 166 del 30 luglio 1992 e relativi aggiornamenti), è corredato dalla relazione degli amministratori sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dalla nota integrativa e dai relativi allegati, predisposti secondo gli schemi previsti dalla suddetta normativa; in proposito si precisa che non ci si è avvalsi della facoltà, prevista dal Decreto Legislativo n. 38 del 26 febbraio 2005, di redigere il suddetto bilancio applicando i principi contabili internazionali IAS/IFRS, recepiti con la Circolare n. 262 del 22 dicembre 2005 emanata dall'Organo di Vigilanza.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, lo stato patrimoniale ed il conto economico sono redatti in unità di euro mentre la nota integrativa e gli allegati sono redatti, salvo diversa indicazione, in migliaia di euro; le voci dello stato patrimoniale, del conto economico, della nota integrativa e degli allegati riportano, salvo diversa indicazione, i corrispondenti dati dell'esercizio precedente.

Gli allegati al bilancio della Banca sono rappresentati dai seguenti documenti:

- prospetto delle variazioni dei conti capitale, sovrapprezzi di emissione, riserve, fondo per rischi bancari generali e utile d'esercizio;
- rendiconto finanziario;
- elenco degli immobili di proprietà alla data di chiusura dell'esercizio (importi in euro); in tale elenco sono evidenziati gli importi delle rivalutazioni nel tempo effettuate in base alle varie disposizioni legislative;
- elenco delle partecipazioni detenute alla data di chiusura dell'esercizio (importi in euro);
- elenco delle obbligazioni convertibili (importi in euro);
- rendiconto annuale dei Fondi di Previdenza Integrativa (FIP) senza autonoma personalità giuridica (importi in euro);
- rendiconto annuale del Fondo di Previdenza Aperto a contribuzione definita "CRF Previdenza" (importi in euro).

Il bilancio in commento verrà depositato nei termini di legge presso la sede sociale unitamente alla copia integrale dei bilanci al 31 dicembre 2005 approvati dalle società controllate e ad un eventuale prospetto riepilogativo dei dati essenziali riferiti ai progetti di bilancio per l'esercizio 2005 delle società controllate che dovessero essere sottoposti all'approvazione delle rispettive Assemblee dei Soci successivamente al bilancio di Banca CR Firenze S.p.A.

Il bilancio di quest'ultima viene sottoposto a revisione contabile a cura della società di revisione PricewaterhouseCoopers S.p.A., in esecuzione della delibera assembleare del 28 aprile 2003 che ha attribuito l'incarico alla suddetta società per il triennio 2003/2005.

Unitamente al bilancio civilistico viene presentato anche il bilancio consolidato del Gruppo Banca CR Firenze (il "Gruppo"), corredato dalla relazione degli amministratori della Capogruppo sull'andamento della gestione, che in ottemperanza alle disposizioni riportate nell'articolo 77 della delibera Consob n. 11971/99 verrà altresì depositato presso la sede sociale assieme alla relazione contenente il giudizio della società di revisione ed al prospetto riepilogativo dei dati essenziali dell'ultimo bilancio delle società controllate incluse nel perimetro di consolidamento e delle società collegate; in proposito si ricorda che in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ed alla Circolare Banca d'Italia del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione", il suddetto bilancio consolidato è stato redatto secondo i principi contabili internazionali IAS/IFRS.

Struttura e allegati al bilancio dell'Impresa

Stato patrimoniale

	Voci dell'Attivo	31 dicembre 2005	31 dicembre 2004
10	**Cassa e disponibilità presso banche centrali e uffici postali**	**73.995.714**	**64.867.852**
20	**Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali**	**71.067.307**	**322.100.585**
30	**Crediti verso banche**	**1.490.762.727**	**1.443.111.167**
	(a) a vista	156.297.150	119.814.230
	(b) altri crediti	1.334.465.577	1.323.296.937
40	**Crediti verso clientela**	**8.862.146.401**	**8.358.747.693**
	di cui:		
	- *crediti con fondi di terzi in amministrazione*	*847.761*	*1.574.870*
50	**Obbligazioni e altri titoli di debito**	**1.346.797.445**	**1.016.324.348**
	(a) di emittenti pubblici	578.117.344	395.457.255
	(b) di banche	679.380.035	452.157.111
	di cui:		
	- *titoli propri*	*12.024.563*	*12.973.517*
	(c) di enti finanziari	60.709.060	79.251.204
	(d) di altri emittenti	28.591.006	89.458.778
60	**Azioni, quote e altri titoli di capitale**	**124.118.080**	**55.438.149**
70	**Partecipazioni**	**308.037.365**	**312.542.809**
80	**Partecipazioni in imprese del gruppo**	**996.974.907**	**937.793.734**
90	**Immobilizzazioni immateriali**	**24.892.216**	**29.088.738**
	di cui:		
	- *avviamento*	*8.306.087*	*9.385.211*
100	**Immobilizzazioni materiali**	**248.314.828**	**185.759.222**
130	**Altre attività**	**322.921.556**	**328.584.120**
140	**Ratei e risconti attivi**	**77.519.598**	**77.544.532**
	(a) ratei attivi	72.870.541	74.728.025
	(b) risconti attivi	4.649.057	2.816.507
	di cui:		
	- *disaggio di emissione titoli*	*1.773.360*	*1.659.933*
	Totale dell'Attivo	**13.947.548.144**	**13.131.902.949**

Voci del Passivo		31 dicembre 2005	31 dicembre 2004
10	**Debiti verso banche**	**1.191.048.861**	**1.307.453.429**
	(a) a vista	316.727.834	534.772.393
	(b) a termine o con preavviso	874.321.027	772.681.036
20	**Debiti verso clientela**	**6.933.099.491**	**6.477.455.403**
	(a) a vista	6.353.002.034	5.915.668.139
	(b) a termine o con preavviso	580.097.457	561.787.264
30	**Debiti rappresentati da titoli**	**2.701.895.829**	**2.445.289.185**
	(a) obbligazioni	2.481.889.670	2.212.965.754
	(b) certificati di deposito	140.096.332	161.872.613
	(c) altri titoli	79.909.827	70.450.818
40	**Fondi di terzi in amministrazione**	**786.740**	**1.506.944**
50	**Altre passività**	**440.677.519**	**413.778.360**
60	**Ratei e risconti passivi**	**67.323.876**	**70.657.835**
	(a) ratei passivi	64.144.025	67.223.686
	(b) risconti passivi	3.179.851	3.434.149
70	**Trattamento di fine rapporto di lavoro subordinato**	**118.366.024**	**116.351.877**
80	**Fondi per rischi ed oneri**	**266.974.100**	**218.348.876**
	(a) fondi di quiescenza e per obblighi simili	138.429.533	116.987.710
	(b) fondi imposte e tasse	87.142.975	46.699.084
	(c) altri fondi	41.401.592	54.662.082
90	**Fondi rischi su crediti**	**20.500.000**	**17.500.000**
100	**Fondo per rischi bancari generali**	**62.474.880**	**62.474.880**
110	**Passività subordinate**	**961.807.680**	**945.607.680**
120	**Capitale**	**648.115.643**	**647.633.407**
130	**Sovrapprezzi di emissione**	**56.873.124**	**56.318.975**
140	**Riserve**	**291.640.273**	**254.551.632**
	(a) riserva legale	130.357.064	124.286.949
	(c) riserve statutarie	10.410.245	10.308.775
	(d) altre riserve	150.872.964	119.955.908
150	**Riserve di rivalutazione**	**67.824.144**	**0**
170	**Utile d'esercizio**	**118.139.960**	**96.974.466**
Totale del Passivo		13.947.548.144	13.131.902.949

Garanzie e impegni		31 dicembre 2005	31 dicembre 2004
10	**Garanzie rilasciate**	**752.513.063**	**474.746.337**
	di cui:		
	- *accettazioni*	*10.406.861*	*9.343.484*
	- *altre garanzie*	*742.106.202*	*465.402.853*
20	**Impegni**	**1.046.859.834**	**688.719.653**

Struttura e allegati al bilancio dell'Impresa

Conto economico

	Voci del Conto economico	31 dicembre 2005	31 dicembre 2004
10	**Interessi attivi e proventi assimilati**	**470.278.686**	**438.530.987**
	di cui:		
	- su crediti verso clientela	*399.153.906*	*374.383.344*
	- su titoli di debito	*32.055.271*	*30.643.335*
20	**Interessi passivi e oneri assimilati**	**-177.581.999**	**-163.713.528**
	di cui:		
	- su debiti verso clientela	*-60.053.837*	*-59.378.043*
	- su debiti rappresentati da titoli	*-87.548.452*	*-79.597.357*
30	**Dividendi e altri proventi**	**67.656.205**	**54.540.331**
	(a) su azioni, quote e altri titoli di capitale	619.533	450.808
	(b) su partecipazioni	9.993.578	9.474.059
	(c) su partecipazioni in società del gruppo	57.043.094	44.615.464
40	**Commissioni attive**	**180.777.374**	**173.765.034**
50	**Commissioni passive**	**-21.847.365**	**-18.027.467**
60	**Profitti (Perdite) da operazioni finanziarie**	**26.868.345**	**31.734.205**
65	**Ricavi netti su investimenti dei fondi quiescenza e per obblighi simili**	**8.234.907**	**5.677.252**
70	**Altri proventi di gestione**	**95.608.686**	**81.598.466**
80	**Spese amministrative**	**-392.133.375**	**-366.549.244**
	(a) spese per il personale	-230.866.535	-221.502.053
	di cui:		
	- salari e stipendi	*-163.097.273*	*-160.828.555*
	- oneri sociali	*-42.464.743*	*-39.941.778*
	- trattamento di fine rapporto	*-14.539.332*	*-13.842.974*
	- trattamento di quiescenza e simili	*-6.047.828*	*-2.379.321*
	- altre spese per il personale	*-4.717.359*	*-4.509.425*
	(b) altre spese amministrative	-161.266.840	-145.047.191
	- spese correnti	*-131.780.807*	*-120.626.783*
	- imposte e tasse	*-29.486.033*	*-24.420.408*
85	**Accantonamenti dei ricavi netti su investimenti dei fondi di quiescenza e obblighi simili**	**-8.234.907**	**-5.677.252**
90	**Rettifiche di valore su immobilizzazioni materiali ed immateriali**	**-34.933.386**	**-36.800.340**
100	**Accantonamenti per rischi ed oneri**	**-10.504.703**	**-9.576.973**
110	**Altri oneri di gestione**	**-4.039.810**	**-3.702.929**
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**	**-47.554.926**	**-47.577.008**
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**	**27.954.826**	**21.155.795**
140	**Accantonamenti ai fondi rischi su crediti**	**-20.500.000**	**-17.500.000**
150	**Rettifiche di valore su immobilizzazioni finanziarie**	**-4.819.075**	**-2.599.454**
160	**Riprese di valore su immobilizzazioni finanziarie**	**9.904**	**37.055**
170	**Utile (perdita) delle attività ordinarie**	**155.239.387**	**135.314.930**
180	**Proventi straordinari**	**17.639.884**	**14.289.183**
190	**Oneri straordinari**	**-6.739.311**	**-12.891.970**
200	**Utile (Perdita) straordinario**	**10.900.573**	**1.397.213**
220	**Imposte sul reddito dell'esercizio**	**-48.000.000**	**-39.737.677**
230	**Utile d'esercizio**	**118.139.960**	**96.974.466**

Parte A - Criteri di valutazione

Sezione 1 - L'illustrazione dei criteri di valutazione

1. CREDITI, GARANZIE E IMPEGNI

I crediti, inclusi i capitali a scadere, i capitali scaduti e non incassati e gli interessi contrattuali e di mora maturati, vengono valutati al presumibile valore di realizzo, determinato considerando sia la specifica situazione di solvibilità dei debitori che l'eventuale residenza del debitore in paesi ritenuti "a rischio" dalla Banca d'Italia; in particolare, l'iscrizione di tali crediti avviene in base ai criteri di seguito esposti.

1.1 Crediti vantati nei confronti di banche:

- valore nominale per i crediti che non presentano situazioni negative in relazione alla solvibilità dei debitori italiani e stranieri;
- valore nominale decurtato delle previsioni di perdita, calcolate in modo forfettario per i crediti verso banche estere le quali, pur non mostrando attualmente difficoltà finanziarie, sono residenti in paesi ritenuti "a rischio" in base a quanto previsto dalla normativa della Banca d'Italia; in tale circostanza le suddette previsioni di perdita vengono determinate applicando le percentuali stabilite dall'Organo di Vigilanza.

1.2 Crediti vantati nei confronti di clientela ordinaria:

- valore nominale per i crediti "in bonis", decurtato di svalutazioni forfettarie per tener conto delle perdite di valore latenti, misurate sulla base di una previsione dell'evoluzione della rischiosità degli impieghi attraverso:
  a) la stima dell'ammontare di posizioni "in bonis" che presumibilmente dovessero presentare difficoltà di recupero successivamente alla data di chiusura dell'esercizio;
  b) la determinazione delle perdite potenziali sulle posizioni indicate al precedente punto a), ottenuta applicando la percentuale media "storica" delle perdite verificatesi negli ultimi due esercizi;
- valore nominale decurtato delle previsioni di perdita analitiche per tutte quelle posizioni per le quali, esistendo oggettive difficoltà di recupero, sono state individuate e quantificate rettifiche di valore che potrebbero anche manifestarsi con particolare riferimento ai crediti in sofferenza, "incagliati", "ristrutturati" e "scaduti/sconfinati da oltre 180 giorni"; per i crediti verso clienti residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni "forfettarie", adottando gli stessi criteri previsti per i crediti verso banche estere, mentre in presenza di crediti ritenuti recuperabili e, di conseguenza, non sottoposti ad ulteriori rettifiche di valore, nel passivo dello stato patrimoniale risultano prudenzialmente iscritti fondi rischi su crediti, costituiti ai sensi dell'articolo 20, 6° comma, del Decreto Legislativo n. 87/1992.

1.3 Garanzie e impegni

Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore complessivo dell'impegno assunto; per i crediti di firma rilasciati a favore di clientela residente per i quali esistono difficoltà finanziarie sono state formulate previsioni di perdita analitiche, mentre in presenza di crediti di firma concessi a residenti in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi a quelli adottati per i crediti per cassa.
Le previsioni di perdita, come sopra determinate, sono scritturate in una specifica posta del passivo dello stato patrimoniale tra i "Fondi per rischi ed oneri per garanzie e impegni".

2. TITOLI E OPERAZIONI FUORI BILANCIO (DIVERSE DA QUELLE IN VALUTA)

2.1 Titoli immobilizzati

I titoli immobilizzati, destinati ad essere mantenuti nel patrimonio aziendale a scopo di stabile investimento, sono contabilizzati con il metodo del "costo medio ponderato continuo" e valutati al costo di acquisto o di sottoscrizione, rettificato dalle quote di scarto di emissione e di negoziazione maturate; tali titoli vengono svalutati in presenza di un deterioramento duraturo della situazione di solvibilità dell'emittente, nonché della capacità di rimborso del debito da parte del paese di residenza dell'emittente stesso.
La differenza positiva o negativa tra il costo di acquisto ed il valore di rimborso dei titoli immobilizzati è computata tra gli interessi di periodo, secondo il criterio della competenza temporale.
In presenza di titoli emessi in Paesi terzi considerati "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, adottando i medesimi criteri previsti per i crediti.

2.2 Titoli non immobilizzati
I titoli non immobilizzati vengono contabilizzati con il metodo del "costo medio ponderato continuo", che consiste nello "scarico" contabile dei titoli venduti al costo medio di tutta la categoria omogenea, indipendentemente dal periodo di acquisto.
Alla data di chiusura del periodo i titoli non immobilizzati sono valutati con i seguenti criteri:

- i titoli a reddito fisso ed i titoli azionari quotati in mercati organizzati vengono valutati al valore di mercato, come previsto dall'articolo 20, 1° comma, lettera b), del Decreto Legislativo n. 87/1992, ove per valore di mercato si intende il prezzo rilevato nei mercati di quotazione nell'ultimo giorno del periodo; tutte le plusvalenze e le minusvalenze rilevate secondo tale metodologia vengono contabilizzate nella voce "Profitti (perdite) da operazioni finanziarie" del conto economico;
- i titoli a reddito fisso ed i titoli azionari non quotati vengono valutati al costo di acquisto, determinato applicando la stessa metodologia di contabilizzazione adottata per i titoli non immobilizzati quotati; il suddetto costo viene rettificato, ove necessario, per tener conto dell'andamento del mercato e delle perdite di valore, secondo il disposto dell'articolo 20, 2° comma, del Decreto Legislativo n. 87/1992, prendendo a base il valore di mercato di titoli aventi analoghe caratteristiche, negoziati in mercati italiani ed esteri.

Per quanto concerne le quote detenute in OICR, le valutazioni dei fondi aperti rispecchiano le valorizzazioni dell'ultimo giorno del periodo effettuate dalle società di gestione; le valutazioni dei fondi chiusi sono effettuate al costo di acquisto, eventualmente rettificato delle perdite di valore ritenute durevoli.
I titoli non immobilizzati inclusi nel patrimonio di destinazione del Fondo Integrativo di Previdenza interno ("FIP") costituito ai sensi dell'articolo 2117 del codice civile vengono valutati, in base a quanto deciso dal Comitato referente del FIP, al prezzo di mercato dell'ultimo giorno del periodo, se quotati, ovvero al costo di acquisto, se non quotati.
In presenza di titoli emessi in paesi ritenuti "a rischio" dalla Banca d'Italia vengono calcolate svalutazioni forfettarie, con criteri analoghi a quelli adottati per i crediti.
I certificati di deposito bancari sono valutati al costo di acquisto. Le operazioni "Pronti contro termine" attive o passive sono considerate rispettivamente operazioni finanziarie di impiego o di raccolta, in applicazione di quanto disposto dalla Banca d'Italia.

2.3 Azioni proprie
Le azioni proprie iscritte alla data di chiusura del periodo, detenute esclusivamente a scopo di negoziazione nell'ambito dei limiti stabiliti con apposita delibera del Consiglio di Amministrazione, vengono valutate al valore di mercato, applicando i medesimi criteri adottati per i titoli azionari quotati; in accordo con quanto richiesto dall'articolo 2357 ter del codice civile, le suddette azioni risultano interamente fronteggiate da una specifica riserva patrimoniale indisponibile.

2.4 Operazioni fuori bilancio
A fronte del minore o maggiore valore dei titoli da ricevere e da consegnare emergente dal raffronto tra i rispettivi prezzi di regolamento e di mercato, quest'ultimo determinato applicando i criteri di contabilizzazione previsti per i titoli non immobilizzati, viene iscritta nello stato patrimoniale una specifica posta fra le "Altre passività" ovvero tra le "Altre attività".
I contratti derivati stipulati con finalità di "negoziazione" vengono valutati al valore corrente di mercato; i margini conseguenti da tale valutazione vengono rilevati nella voce "Profitti (perdite) da operazioni finanziarie" del conto economico; le operazioni di "copertura", principalmente relative a emissioni obbligazionarie effettuate dalla Banca, sono valutate secondo il criterio della competenza temporale in modo coerente con le attività e passività coperte e vengono contabilizzate nelle voci "Interessi attivi" e "Interessi passivi" del conto economico, in funzione del saldo positivo o negativo riveniente dalla valutazione.
Per i contratti derivati relativi alla gestione del patrimonio conferito al FIP viene iscritta, in base a quanto deciso dal Comitato referente del FIP, una specifica posta nel passivo dello stato patrimoniale tra i "Fondi per rischi ed oneri per garanzie e impegni"; tale posta, economicamente a carico della gestione del FIP, rappresenta la potenziale minusvalenza relativa ai suddetti contratti derivati.

3. PARTECIPAZIONI

Le partecipazioni sono valutate al costo di acquisto o di sottoscrizione, determinato con il metodo LIFO a scatti annuale, ovvero al valore rilevato al momento del conferimento effettuato ai sensi della Legge n. 218/1990 ("Legge Amato"); l'importo iscritto in bilancio viene rettificato laddove le partecipazioni presentino una perdita di valore ritenuta "durevole" ed in tal caso la rettifica di valore viene determinata sulla base del patrimonio netto contabile risultante dall'ultimo bilancio della partecipata.

L'eventuale maggior valore di iscrizione rispetto alla corrispondente frazione di patrimonio netto contabile risultante dall'ultimo bilancio delle partecipazioni classificate in bilancio come "rilevanti" in base all'articolo 19 del Decreto Legislativo n. 87/1992 viene mantenuto, in quanto ritenuto attribuibile ad avviamento.

Le opzioni su partecipazioni detenute alla data di chiusura del periodo sono valutate in maniera coerente con la partecipazione cui si riferiscono e vengono riportate nella Parte B, Sezione 10, Tabella 10.5 - "Operazioni a termine" della nota integrativa.

I dividendi vengono contabilizzati al momento dell'incasso degli stessi, che di norma coincide con il periodo in cui ne è deliberata la distribuzione.

4. ATTIVITÀ, PASSIVITÀ E OPERAZIONI FUORI BILANCIO IN VALUTA

Le operazioni in valuta sono contabilizzate tenendo conto della data di regolamento.

Le attività, le passività e le operazioni fuori bilancio a pronti, non ancora regolate, sono valutate al tasso di cambio a pronti corrente alla data di chiusura del periodo, mentre le operazioni fuori bilancio a termine sono valutate al tasso di cambio a termine corrente alla data di chiusura del periodo, per scadenze corrispondenti a quelle delle operazioni oggetto di valutazione; le altre operazioni fuori bilancio, rappresentate da contratti derivati, sono valutate al valore di mercato nel caso di operazioni di "negoziazione", mentre le operazioni di "copertura" sono trattate in modo coerente con le attività o passività coperte.

5. IMMOBILIZZAZIONI MATERIALI

Gli immobili, gli impianti, i mobili ed i macchinari sono iscritti al costo di acquisto, comprensivo degli oneri accessori ed aumentato, per quanto riguarda gli immobili, delle spese incrementative e delle eventuali rivalutazioni effettuate in applicazione di disposizioni di legge.

Le spese di manutenzione, riparazione, ammodernamento e trasformazione aventi natura ordinaria vengono addebitate al conto economico dell'esercizio in cui vengono sostenute.

Le immobilizzazioni materiali sono iscritte in relazione alla loro residua possibilità di utilizzazione rettificando il valore contabile "lordo", come sopra ottenuto, di quote di ammortamento calcolate applicando le aliquote ordinarie previste dalle disposizioni fiscali, ritenute rappresentative della stimata vita utile dei beni materiali con riferimento all'usura fisica ed all'eventuale perdita di valore generata dall'innovazione tecnologica.

Le opere d'arte, il cui valore va progressivamente incrementandosi rispetto al costo di acquisto, non sono soggette ad ammortamento.

6. IMMOBILIZZAZIONI IMMATERIALI

I costi pluriennali sono iscritti nell'attivo dello stato patrimoniale col consenso del Collegio Sindacale. Le immobilizzazioni immateriali sono iscritte al costo d'acquisto, che viene annualmente rettificato dagli ammortamenti imputati al conto economico secondo i seguenti criteri:

- le spese di ristrutturazione degli immobili non di proprietà presi in locazione per essere adibiti ad uso aziendale vengono ammortizzate in base alla durata residua del contratto di locazione, ritenuta comunque non superiore a 5 anni in ossequio al disposto dell'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992;
- l'avviamento, in accordo con quanto previsto dall'articolo 16, 2° comma, del Decreto Legislativo n. 87/1992, viene ammortizzato in un periodo non eccedente la presumibile durata della sua utilizzazione, di norma ritenuta pari ad almeno 10 anni qualora tale immobilizzazione risulti iscritta in seguito all'acquisizione di filiali bancarie;
- le altre immobilizzazioni immateriali, incluso il software ad uso pluriennale, vengono ammortizzate in relazione alla loro residua possibilità di utilizzazione, considerata comunque non superiore a 5 anni.

Le riserve disponibili alla data di chiusura del periodo sono superiori al valore netto contabile dei costi pluriennali sopra indicati; di conseguenza, non sussistono i vincoli di cui all'articolo 16, 1° comma, del Decreto Legislativo n. 87/1992.

7. ALTRI ASPETTI

7.1 Debiti

I debiti sono esposti al valore nominale; l'eventuale differenza tra il valore nominale dei titoli collocati e l'importo effettivamente incassato viene imputata, secondo il principio della competenza economica, ai conti economici dei periodi lungo i quali si sviluppano i piani di ammortamento delle rispettive operazioni di collocamento.
I debiti rappresentati da titoli "zero coupon" sono iscritti al prezzo di emissione, aumentato degli interessi maturati su tali titoli.
I debiti comprendono anche le operazioni di "Pronti contro termine" su titoli, il cui valore di iscrizione è rappresentato dal prezzo "a pronti".

7.2 Ratei e risconti

I ratei ed i risconti sono calcolati nel rispetto della competenza temporale.

7.3 Trattamento di fine rapporto di lavoro subordinato

Tale voce viene adeguata ai crediti maturati dal personale, calcolati come previsto dalle disposizioni di legge e dai contratti di lavoro vigenti.

7.4 Fondi per rischi e oneri

I fondi per rischi ed oneri non hanno natura rettificativa di valori dell'attivo e sono destinati a coprire, in accordo con quanto previsto dall'articolo 9, 2° comma, del Decreto Legislativo n. 87/1992, le perdite, gli oneri ed i debiti di natura determinata e di esistenza probabile o certa, dei quali tuttavia alla data di chiusura del periodo risultano indeterminati l'ammontare o la data di sopravvenienza; i suddetti fondi risultano classificati secondo i criteri di seguito esposti, individuati in base alle disposizioni emanate dalla Banca d'Italia.

a) - Fondi di quiescenza e per obblighi simili

Tali fondi sono costituiti per fronteggiare gli impegni connessi alla previdenza integrativa interna e risultano congrui in base all'entità delle riserve matematiche calcolate da un attuario indipendente ed a quanto previsto dagli accordi aziendali.

b) - Fondi imposte e tasse

La consistenza dei fondi imposte e tasse, determinata applicando criteri di prudenzialità tenendo eventualmente conto delle opportunità concesse dalla vigente normativa tributaria, è adeguata per la copertura delle presumibili occorrenze per le imposte dirette, correnti e differite; tali fondi includono anche gli accantonamenti per imposte indirette di competenza del periodo ma non ancora liquidate.
L'importo corrispondente alle imposte "anticipate" risulta esposto nello stato patrimoniale tra le "Altre attività", secondo le disposizioni impartite in materia dalla Banca d'Italia.

c) - Altri Fondi

Fondi per rischi ed oneri per garanzie e impegni

Tali fondi includono gli accantonamenti destinati a far fronte alle presunte perdite sulle garanzie rilasciate e sugli impegni assunti, anche in relazione alla gestione del patrimonio conferito al FIP.

Fondo per rischi ed oneri diversi

Il fondo è destinato a coprire le passività potenziali che potrebbero derivare dal verificarsi di condizioni contrattuali sfavorevoli legate a cessioni di partecipazioni e dalla definizione di reclami della clientela ovvero di azioni revocatorie e di altre cause legali, stimate rispettivamente sulla base degli esiti di analoghi precedenti contenziosi e del prudente apprezzamento degli amministratori.

Fondo oneri per il personale
Il fondo è costituito per fronteggiare le presumibili occorrenze connesse ad eventuali oneri relativi al personale dipendente.

Fondo a disposizione dell'Assemblea
Il suddetto fondo include gli importi destinati, in base alle delibere assembleari di ripartizione dell'utile dell'esercizio, ad essere erogati per gli scopi determinati dall'Assemblea dei Soci.

7.5 Fondi rischi su crediti
Tali fondi si riferiscono a crediti in conto capitale per i quali non sono ad oggi previste perdite; i suddetti fondi, che includono accantonamenti in sospensione d'imposta nei limiti previsti dall'articolo 106 del DPR n. 917/1986, non rappresentano posta rettificativa dell'attivo essendo costituiti, ai sensi dell'articolo 20, 6° comma, del Decreto Legislativo n. 87/1992, a fronte di rischi su crediti solo eventuali, in quanto in futuro potrebbero manifestarsi riduzioni di valore del portafoglio crediti superiori a quelle stimate, in sede valutativa, sia su base analitica che su base forfettaria.

7.6 Fondo per rischi bancari generali
Il fondo per rischi bancari generali è iscritto a generale copertura del rischio di impresa e, di conseguenza, dei rischi propri delle operazioni bancarie; tale fondo ha pertanto natura patrimoniale, coerentemente con le disposizioni emanate dalla Banca d'Italia.

7.7 Riserva statutaria
A tale riserva vengono apportati, a norma dell'articolo 14 della Legge n. 745/1938, i resti di vendita su pegno prescritti dell'Azienda dei Presti.

Nota integrativa

Parte B - Informazioni sullo stato patrimoniale

Sezione 1 - I crediti

Si segnala che sulla base delle disposizioni emanate dalla Banca d'Italia in data 5 agosto 2005, le tabelle della situazione dei crediti verso banche e verso clientela e delle relative dinamiche dei crediti dubbi e delle rettifiche di valore comprendono la categoria "Crediti scaduti/sconfinati da oltre 180 giorni", mentre non vengono evidenziati gli importi relativi alla categoria "Crediti in corso di ristrutturazione", eliminata dalle recenti disposizioni emanate dalla Banca d'Italia; la suddetta categoria di crediti dubbi è stata sottoposta a valutazione analitica secondo le modalità indicate al punto 1.2 della Sezione 1, Parte A, della presente nota integrativa.

1.1 Dettaglio della voce 30 - Crediti verso banche	31/12/2005	31/12/2004	variazione %
a) crediti verso banche centrali	28.306	38.520	-26,5%
b) effetti ammissibili al rifinanziamento presso banche centrali	0	0	0,0%
c) operazioni pronti contro termine	0	0	0,0%
d) prestito di titoli	0	0	0,0%
La voce 30 è così composta:			
• depositi e conti correnti	1.442.352	1.388.800	3,9%
• finanziamenti	11.408	10.000	14,1%
• vaglia e assegni	8.897	5.793	53,6%
• riserva obbligatoria presso la Banca d'Italia	28.306	38.520	-26,5%
Totale crediti lordi verso banche	**1.490.963**	**1.443.113**	**3,3%**
- Fondo svalutazione crediti rettificativo	-200	-2	n.s.
Totale crediti netti verso banche	**1.490.763**	**1.443.111**	**3,3%**

1.2 Situazione dei crediti per cassa verso banche	31/12/2005			31/12/2004		
Categorie/Valori	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta	Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	*665*	*200*	*465*	*6*	*2*	*4*
A.1. Sofferenze	0	0	0	0	0	*0*
A.2. Incagli	0	0	0	0	0	*0*
A.3. Crediti ristrutturati	0	0	0	0	0	*0*
A.4. Crediti scaduti/sconfinati da oltre 180 giorni	0	0	0	0	0	*0*
A.5. Crediti non garantiti verso Paesi a rischio	665	200	465	6	2	4
B. Crediti in bonis	*1.490.298*	*0*	*1.490.298*	*1.443.107*	*0*	*1.443.107*

1.3 Dinamica dei crediti dubbi verso banche Categorie/Valori	Sofferenze	Incagli	Crediti ristrutturati	Crediti scaduti/ sconfinati da oltre 180 giorni	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale	**0**	**0**	**0**	**0**	**6**
A.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*720*
B.1. ingressi da crediti in bonis	0	0	0	0	0
B.2. interessi di mora	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	720
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*61*
C.1. uscite verso crediti in bonis	0	0	0	0	0
C.2. cancellazioni	0	0	0	0	0
C.3. incassi	0	0	0	0	61
C.4. realizzi per cessioni	0	0	0	0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0
D. Esposizione lorda finale	**0**	**0**	**0**	**0**	**665**
D.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*

1.4 Dinamica delle rettifiche di valore complessive verso banche Categorie/Valori	Sofferenze	Incagli	Crediti ristrutturati	Crediti scaduti/ sconfinati da oltre 180 giorni	Crediti non garantiti verso Paesi a rischio
A. Rettifiche complessive iniziali	**0**	**0**	**0**	**0**	**2**
A.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*0*	*0*	*0*	*0*	*202*
B.1. rettifiche di valore	0	0	0	0	196
B.1.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*
B.2. utilizzi dei fondi rischi su crediti	0	0	0	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	0	0	0	0	0
B.4. altre variazioni in aumento	0	0	0	0	6
C. Variazioni in diminuzione	*0*	*0*	*0*	*0*	*4*
C.1. riprese di valore da valutazione	0	0	0	0	4
C.1.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*
C.2. riprese di valore da incassi	0	0	0	0	0
C.2.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*
C.3. cancellazioni	0	0	0	0	0
C.4. trasferimenti ad altre categorie di crediti dubbi	0	0	0	0	0
C.6. altre variazioni in diminuzione	0	0	0	0	0
D. Rettifiche complessive finali	**0**	**0**	**0**	**0**	**200**
D.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*

1.5 Dettaglio della voce 40 - Crediti verso clientela	31/12/2005	31/12/2004	variazione %
a) effetti ammissibili al rifinanziamento presso banche centrali	0	0	0,0%
b) crediti per contratti di locazione finanziaria	0	0	0,0%
c) operazioni pronti contro termine	0	0	0,0%
d) prestito di titoli	0	0	0,0%
La voce 40 è così composta:			
• conti correnti e finanziamenti	4.704.330	4.897.535	-3,9%
• Tesoreria Provinciale dello Stato-Tesoreria Unica	9.715	11.672	-16,8%
• cessioni crediti pro-soluto	56.969	37.464	52,1%
• portafoglio sconto	88.687	98.102	-9,6%
• mutui	3.776.678	3.076.602	22,8%
• mutui ad enti pubblici	110.629	131.363	-15,8%
• prestiti su pegno	6.130	6.341	-3,3%
• prestiti contro cessione stipendio	1.415	2.340	-39,5%
• crediti in sofferenza	212.520	190.371	11,6%
• altri crediti	29.930	32.912	-9,1%
Totale crediti lordi verso clientela	**8.997.003**	**8.484.702**	**6,0%**
• Fondo svalutazione crediti rettificativo	-134.857	-125.954	7,1%
Totale crediti netti verso clientela	**8.862.146**	**8.358.748**	**6,0%**

1.6 Crediti verso clientela garantiti	31/12/2005	31/12/2004	variazione %
a) da ipoteche	3.558.591	3.120.675	14,0%
b) da pegni su:	167.472	166.627	0,5%
1. depositi di contante	13.903	11.043	25,9%
2. titoli	101.180	102.835	-1,6%
3. altri valori	52.389	52.749	-0,7%
c) da garanzie di:	1.512.288	1.511.413	0,1%
1. Stati	13.133	0	100,0%
2. altri enti pubblici	0	0	0,0%
3. banche	29.906	63.104	-52,6%
4. altri operatori	1.469.249	1.448.309	1,4%
Totale crediti verso clientela garantiti	5.238.351	4.798.715	9,2%

1.7 Situazione dei crediti per cassa verso clientela Categorie/Valori	31/12/2005 Esposizione lorda	Rettifiche di valore complessive	Esposizione netta	31/12/2004 Esposizione lorda	Rettifiche di valore complessive	Esposizione netta
A. Crediti dubbi	*432.647*	*124.285*	*308.362*	*371.715*	*115.380*	*256.335*
A.1. Sofferenze	212.520	102.340	110.180	190.371	93.186	97.185
A.2. Incagli	116.309	17.595	98.714	177.091	21.411	155.680
A.3. Crediti ristrutturati	41.020	244	40.776	3.424	535	2.889
A.4. Crediti scaduti/sconfinati da oltre 180 giorni	62.080	3.891	58.189	0	0	0
A.5. Crediti non garantiti verso Paesi a rischio	718	215	503	829	248	581
B. Crediti in bonis	*8.564.356*	*10.572*	*8.553.784*	*8.112.987*	*10.574*	*8.102.413*

La sottovoce A.1 comprende un importo, pari a 0,6 milioni di euro, relativo a titoli in default di proprietà della Banca la cui valutazione è effettuata al valore di mercato ed il loro valore di bilancio è espresso al netto delle rettifiche di valore.

Alla data di chiusura dell'esercizio risultano inoltre in essere crediti di firma verso clientela per posizioni in sofferenza, incagliate e soggette a rischio paese per un importo complessivamente pari a 15 milioni di euro, a fronte dei quali è stanziato un apposito fondo per rischi ed oneri di importo complessivamente pari a 2,3 milioni di euro.

La rettifica di valore su crediti in "bonis" corrisponde alle perdite di valore "latenti" relative a tali crediti che per la Banca, in considerazione della tipologia di rischio insita nel portafoglio impieghi non particolarmente concentrato per settore ovvero per paese, possono pressoché interamente ascriversi al c.d. "rischio fisiologico"; tale rischio è coperto tramite una svalutazione forfettaria, che alla data di chiusura dell'esercizio ammonta a 10,6 milioni di euro e risulta determinata come segue:

a) sono state stimate le presumibili sofferenze dell'anno successivo che in base a serie storiche dovrebbero provenire direttamente dai crediti in "bonis";
b) è stata calcolata la percentuale media storica delle perdite su crediti verso clientela verificatesi negli ultimi due esercizi, rapportando la voce di conto economico "Rettifiche di valore su crediti e accantonamenti per garanzie e impegni" (al netto delle relative riprese di valore) all'importo dei crediti in sofferenza "lordi";
c) applicando la percentuale media di perdita storica come sopra determinata alle suddette previste sofferenze si ottiene un importo che rappresenta l'ammontare del rischio fisiologico stimabile per la Banca alla data di chiusura dell'esercizio.

Si segnala infine che a presidio di eventuali ulteriori rischi su tutte le categorie di crediti sono iscritti alla voce 90 del passivo dello stato patrimoniale, in accordo con quanto previsto dalla normativa della Banca d'Italia, "Fondi rischi su crediti" che alla data di chiusura dell'esercizio ammontano a 20,5 milioni di euro.

1.8 Dinamica dei crediti dubbi verso clientela

Categorie/Valori	Sofferenze	Incagli	Crediti ristrutturati	Crediti scaduti/ sconfinati da oltre 180 giorni	Crediti non garantiti verso Paesi a rischio
A. Esposizione lorda iniziale	**190.371**	**177.091**	**3.424**	**0**	**829**
A.1. di cui: per interessi di mora	*17.413*	*125.032*	*0*	*0*	*0*
B. Variazioni in aumento	*82.014*	*146.526*	*41.075*	*62.080*	*294*
B.1. ingressi da crediti in bonis	26.469	118.422	0	57.151	38
B.2. interessi di mora	3.039	70	0	24	20
B.3. trasferimenti da altre categorie di crediti dubbi	43.617	3.449	32.177	251	9
B.4. altre variazioni in aumento	8.889	24.585	8.898	4.654	227
C. Variazioni in diminuzione	*59.865*	*207.308*	*3.479*	*0*	*405*
C.1. uscite verso crediti in bonis	384	39.178	0	0	79
C.2. cancellazioni	35.728	0	0	0	0
C.3. incassi	23.340	92.123	275	0	233
C.4. realizzi per cessioni	171	0	0	0	0
C.5. trasferimenti ad altre categorie di crediti dubbi	242	76.003	3204	0	55
C.6. altre variazioni in diminuzione	0	4	0	0	38
D. Esposizione lorda finale	**212.520**	**116.309**	**41.020**	**62.080**	**718**
D.1. di cui: per interessi di mora	*16.808*	*89*	*0*	*48*	*0*

1.9 Dinamica delle rettifiche di valore complessive verso clientela

Categorie/Valori	Sofferenze	Incagli	Crediti ristrutturati	Crediti scaduti/ sconfinati da oltre 180 giorni	Crediti non garantiti verso Paesi a rischio	Crediti in bonis
A. Rettifiche complessive iniziali	**93.186**	**21.411**	**535**	**0**	**248**	**10.574**
A.1. di cui: per interessi di mora	*17.413*	*125*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	*51.421*	*14.085*	*222*	*3.891*	*72*	*2.795*
B.1. rettifiche di valore	44.160	13.331	111	3.725	72	2.763
B.1.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*	*0*
B.2. utilizzi dei fondi rischi su crediti	0	1	0	9	0	0
B.3. trasferimenti da altre categorie di crediti dubbi	4.223	674	111	100	0	32
B.4. altre variazioni in aumento	3.038	79	0	57	0	0
C. Variazioni in diminuzione	*42.267*	*17.901*	*513*	*0*	*105*	*2.797*
C.1. riprese di valore da valutazione	1.185	9.629	0	0	87	2.019
C.1.1. di cui: per interessi di mora	*0*	*0*	*0*	*0*	*0*	*0*
C.2. riprese di valore da incassi	5.354	3.917	0	0	9	497
C.2.1. di cui: per interessi di mora	*2.218*	*115*	*0*	*0*	*0*	*0*
C.3. cancellazioni	35.728	0	0	0	0	0
C.4. trasferimenti ad altre categorie di crediti dubbi	0	4.355	513	0	4	268
C.6. altre variazioni in diminuzione	0	0	0	0	5	13
D. Rettifiche complessive finali	**102.340**	**17.595**	**244**	**3.891**	**215**	**10.572**
D.1. di cui: per interessi di mora	*16.808*	*89*	*0*	*48*	*0*	*0*

Sezione 2 - I titoli

Si precisa che, a partire dal 1° gennaio 2005 il valore di mercato dei titoli non immobilizzati quotati in mercati non regolamentati viene determinato facendo riferimento al puntuale valore di fine periodo anziché alla media aritmetica dei prezzi rilevati nei mercati di quotazione nell'ultimo mese del periodo; tale metodologia, che non rappresenta un cambiamento dei criteri di valutazione, risulta pienamente conforme con la vigente normativa fiscale nonché con i principi internazionali (IAS) e non ha comportato la rilevazione di importi significativi nel conto economico 2005, come evidenziato nella Sezione 6, tabella 6.3, della Parte C della presente nota integrativa.

2.3 Titoli non immobilizzati	31/12/2005		31/12/2004		variazione %	
Voci/Valori	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato	Valore di bilancio	Valore di mercato
1. Titoli di debito	**1.417.865**	**1.419.644**	**1.338.425**	**1.338.438**	**5,9%**	**6,1%**
1.1 Titoli di Stato	603.476	603.476	712.391	712.391	-15,3%	-15,3%
- quotati	*601.710*	*601.710*	*710.315*	*710.315*	*-15,3%*	*-15,3%*
- non quotati	*1.766*	*1.766*	*2.076*	*2.076*	*-14,9%*	*-14,9%*
1.2 Altri titoli	814.389	816.168	626.034	626.047	30,1%	30,4%
- quotati	*573.328*	*573.328*	*458.970*	*458.970*	*24,9%*	*24,9%*
- non quotati (*)	*241.061*	*242.840*	*167.064*	*167.077*	*44,3%*	*45,3%*
2. Titoli di capitale	**124.117**	**125.619**	**55.438**	**55.699**	**123,9%**	**125,5%**
- quotati	*45.838*	*45.839*	*32.730*	*32.730*	*40,0%*	*40,1%*
- non quotati	*78.279*	*79.780*	*22.708*	*22.969*	*244,7%*	*247,3%*
Totali	1.541.982	1.545.263	1.393.863	1.394.137	10,6%	10,8%

(*) Si segnala che alla data di chiusura dell'esercizio in tale posta sono compresi titoli emessi da Perseo Finance S.r.l. nell'ambito dell'operazione di cartolarizzazione effettuata nell'anno 1999 per un valore complessivamente pari a 32,6 milioni di euro e titoli emessi da CR Firenze Mutui S.r.l nell'ambito dell'operazione di cartolarizzazione effettuata nell'anno 2002 per un valore complessivamente pari a 8,2 milioni di euro ed appartenenti alla "classe D"; i suddetti i titoli sono iscritti in bilancio al valore di sottoscrizione o di acquisizione ed eventualmente rettificati sulla base del previsto grado di recuperabilità dei rispettivi portafogli ceduti. Le informazioni sulle operazioni di cartolarizzazione poste in essere dalla Banca sono contenute nella Sezione 11.8.2 della Parte B della presente nota integrativa.

Alla data di chiusura dell'esercizio i titoli non immobilizzati includono un importo, pari a circa 66,7 milioni di euro, relativo ai titoli di pertinenza del FIP.

2.4 Variazioni annue dei titoli non immobilizzati

A. Esistenze iniziali			**1.393.863**
B. Aumenti			**24.147.947**
B1. Acquisti		24.123.651	
- Titoli di debito	22.176.001		
+ titoli di Stato	*20.809.073*		
+ altri titoli	*1.366.928*		
- Titoli di capitale	1.947.650		
B2. Riprese di valore		11.726	
B3. Trasferimenti dal portafoglio non immobilizzato		0	
B4. Altre variazioni		12.570	
C. Diminuzioni			**23.999.828**
C1. Vendite		23.986.519	
- Titoli di debito	0		
+ titoli di Stato	*0*		
+ altri titoli	*0*		
- Titoli di capitale	0		
- Titoli di debito	22.099.839		
+ titoli di Stato	*20.918.135*		
+ altri titoli	*1.181.704*		
- Titoli di capitale	1.886.680		
C2. Rimborsi		0	
C3. Rettifiche di valore		5.550	
di cui: svalutazioni durature	*0*		
C4. Trasferimenti al portafoglio non immobilizzato		0	
C5. Altre variazioni		7.759	
D. Rimanenze finali			**1.541.982**

Le variazioni annue dei titoli non immobilizzati includono acquisti e vendite relative ad operazioni effettuate con i Gruppi Sanpaolo IMI e BNP Paribas, poste in essere alle normali condizioni di mercato; le "Rimanenze finali" di titoli emessi da tali Gruppi ammontano rispettivamente a 42,6 milioni di euro e 80,0 milioni di euro.

Sezione 3 - Le partecipazioni

	31/12/2005	31/12/2004	variazione %
70 - Partecipazioni	308.037	312.543	-1,4%
80 - Partecipazioni in imprese del gruppo	996.975	937.794	6,3%
Totale partecipazioni	**1.305.012**	**1.250.337**	**4,4%**

3.1 Partecipazioni rilevanti

Denominazione	Sede	Patrimonio netto (1)	Utile / Perdita (1)	Quota %	Valore di bilancio
A. Imprese controllate					
1) Cassa di Risparmio di Mirandola S.p.A.	Mirandola (MO)	69.977	4.796	99,963	188.354
2) Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	46.196	3.281	73,570	73.535
3) Cassa di Risparmio della Spezia S.p.A.	La Spezia	181.208	10.213	68,093	240.773
4) Cassa di Risparmio di Pistoia e Pescia S.p.A. (2)	Pistoia	254.286	18.489	60,000	183.495
5) Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (Roma)	73.718	5.821	51,000	50.325
6) Findomestic Banca S.p.A. (3)	Firenze	343.621	55.753	47,170	219.654
Totale banche		***969.006***	***98.353***		***956.136***
7) Centro Riscossione Tributi - Cerit S.p.A.	Firenze	4.294	-1.712	100,000	2.582
8) CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	17.580	15.835	80,000	400
9) Perseo Finance S.r.l.	Conegliano (TV)	41	7	60,000	6
Totale enti finanziari		***21.915***	***14.130***		***2.988***
10) Immobiliare Nuova Sede S.r.l.	Firenze	13.824	-414	100,000	19.125
11) Infogroup S.p.A.	Firenze	8.728	2.372	94,000	2.357
12) Citylife S.p.A.	Firenze	458	100	60,000	214
13) Centrovita Assicurazioni S.p.A.	Firenze	55.381	12.539	43,000	16.154
Totale altre società		***78.391***	***14.597***		***37.850***
Totale imprese controllate		**1.069.312**	**127.080**		**996.974**
B. Imprese sottoposte a influenza notevole					
1) Centro Factoring S.p.A.	Firenze	40.569	4.011	41,763	15.119
2) Centro Leasing S.p.A.	Firenze	169.880	10.246	27,828	40.692
Totale imprese sottoposte a influenza notevole		**210.449**	**14.257**		**55.811**
Totale partecipazioni rilevanti		**1.279.761**	**141.337**		**1.052.785**

1) Dati desunti dai bilanci al 31 dicembre 2005 approvati dai rispettivi Consigli di Amministrazione.
2) Il valore di bilancio di tale partecipazione include un importo, pari a 14,1 milioni di euro, relativo a n. 21.208.400 azioni di risparmio che rappresentano il 53,021% delle azioni aventi diritto di voto limitato.
3) Trattandosi di società sottoposta al controllo congiunto assieme al socio Cetelem S.A., viene consolidata con il metodo del patrimonio netto, secondo il disposto dello IAS 31. Per ulteriori informazioni in proposito si rinvia a quanto riportato nelle politiche contabili descritte nella Parte A della nota integrativa al bilancio consolidato. I dati contenuti nella tabella 3.1 rappresentano il 50% dei valori risultanti dal bilancio consolidato del Gruppo Findomestic, determinato in applicazione dei principi contabili internazionali IAS/IFRS.

Nella Relazione sulla gestione sono state riportate tutte le informazioni relative agli impegni ed alle opzioni esistenti sulle partecipazioni rilevanti alla data di chiusura dell'esercizio.

3.2 Attività e passività verso imprese del gruppo (*)	31/12/2005	31/12/2004	Variazione %
a) Attività			
1. crediti verso banche	966.010	650.654	48,5%
2. crediti verso enti finanziari	72.473	124.822	-41,9%
3. crediti verso altra clientela	31.325	22.811	37,3%
4. obbligazioni e altri titoli di debito	41.971	42.900	-2,2%
Totale attività	**1.111.779**	**841.187**	**32,2%**
b) Passività			
1. debiti verso banche	443.188	412.608	7,4%
2. debiti verso enti finanziari	7.516	15.748	-52,3%
3. debiti verso altra clientela	46.772	44.855	4,3%
4. debiti rappresentati da titoli	336.677	468.386	-28,1%
5. passività subordinate	0	0	0,0%
Totale passività	**834.153**	**941.597**	**-11,4%**
c) Garanzie e impegni			
1. garanzie rilasciate	102.892	15.393	568,4%
2. impegni	364	88.274	-99,6%
Totale garanzie e impegni	**103.256**	**103.667**	**-0,4%**

(*) Tali importi sono riferiti a società partecipate, a livello di Gruppo, in misura superiore al 50% nonché a Findomestic Banca S.p.A., sottoposta a controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992 e consolidata con il metodo del patrimonio netto in base a quanto previsto dal principio contabile internazionale IAS 31.

Le attività, le passività e le garanzie e impegni in essere alla data di chiusura dell'esercizio nei confronti delle imprese del Gruppo sopra individuati sono di seguito dettagliatamente esposti; tutti i rapporti con le suddette società sono regolati reciprocamente a condizioni in linea con il mercato.

[illegible]	31/12/2005	31/12/2004	variazione %
a) Attività			
1. crediti verso banche	966.010	650.654	48,5%
Gruppo Findomestic	*841.990*	*601.938*	*39,9%*
Cassa di risparmio di Mirandola S.p.A.	*14.689*	*30.345*	*-51,6%*
Cassa di risparmio di Pistoia e Pescia S.p.A.	*99.069*	*9.865*	*n.s.*
Cassa di risparmio della Spezia S.p.A.	*549*	*5.863*	*-90,6%*
Cassa di risparmio di Orvieto S.p.A.	*2.830*	*1.472*	*92,3%*
Cassa di risparmio di Civitavecchia S.p.A.	*6.883*	*1.171*	*487,8%*
2. crediti verso enti finanziari	72.473	124.822	-41,9%
Centro Riscossione Tributi - Cerit S.p.A.	*72.473*	*124.822*	*-41,9%*
3. crediti verso altra clientela	31.325	22.811	37,3%
Infogroup S.p.A.	*5*	*1.160*	*-99,6%*
City Life S.p.A.	*0*	*2*	*-100,0%*
Data Centro S.p.A.	*0*	*3*	*-100,0%*
Immobiliare Nuova Sede S.p.A.	*17.164*	*7.475*	*129,6%*
Centrovita Assicurazioni S.p.A.	*14.156*	*14.171*	*-0,1%*
4. obbligazioni e altri titoli di debito	40.771	42.900	-5,0%
CR Firenze Mutui S.r.l.	*8.205*	*0*	*100,0%*
Perseo Finance S.r.l.	*32.566*	*42.900*	*-24,1%*
5. Altre attività	1.171	0	100,0%
Perseo Finance S.r.l.	*1.171*	*0*	*100,0%*
Totale attività verso imprese del Gruppo	**1.111.750**	**841.187**	**32,2%**
b) Passività			
1. debiti verso banche	443.188	412.608	7,4%
Gruppo Findomestic	*53.432*	*40.718*	*31,2%*
Cassa di risparmio di Mirandola S.p.A.	*80.812*	*59.187*	*36,5%*
Cassa di risparmio di Pistoia e Pescia S.p.A.	*18.004*	*31.316*	*-42,5%*
Cassa di risparmio di Orvieto S.p.A.	*59.703*	*50.136*	*19,1%*
Cassa di risparmio della Spezia S.p.A.	*88.919*	*107.166*	*-17,0%*
Cassa di risparmio di Civitavecchia S.p.A.	*142.318*	*124.085*	*14,7%*
2. debiti verso enti finanziari	7.516	15.748	-52,3%
Centro Riscossione Tributi - Cerit S.p.A.	*509*	*3.077*	*-83,5%*
CR Firenze Gestion Internationale S.A.	*0*	*365*	*-100,0%*
CR Firenze Mutui S.r.l.	*1.021*	*0*	*100,0%*
Perseo Finance S.r.l..	*5.986*	*12.306*	*-51,4%*
3. debiti verso altra clientela	46.772	44.855	4,3%
Infogroup S.p.A.	*485*	*1*	*n.s.*
City Life S.p.A.	*295*	*8*	*n.s.*
CR Firenze Mutui S.r.l.	*1.014*	*0*	*100,0%*
Immobiliare Nuova Sede S.p.A.	*12*	*7*	*71,4%*
Data Centro S.p.A.	*0*	*1.760*	*-100,0%*
Centrovita Assicurazioni S.p.A.	*44.966*	*43.079*	*4,4%*
4. debiti rappresentati da titoli	336.677	468.386	-28,1%
GruppoFindomestic	*30.617*	*19.008*	*61,1%*
Cassa di risparmio di Pistoia e Pescia S.p.A.	*5.227*	*0*	*100,0%*
Cassa di risparmio di Mirandola S.p.A.	*16.000*	*0*	*100,0%*
Centrovita Assicurazioni S.p.A.	*284.833*	*449.378*	*-36,6%*
Totale passività verso imprese del Gruppo	**834.153**	**941.597**	**-11,4%**

	31/12/2005	31/12/2004	variazione %
c) Garanzie e impegni			
1. garanzie rilasciate	102.892	15.393	568,4%
Gruppo Findomestic	*5.915*	*5.780*	*2,3%*
Cassa di risparmio di Pistoia e Pescia S.p.A.	*19.856*	*57*	*34735,1%*
Cassa di risparmio di Civitavecchia S.p.A.	*289*	*834*	*-65,3%*
Cassa di risparmio di Orvieto S.p.A.	*1.918*	*100*	*1818,0%*
Cassa di risparmio della Spezia S.p.A.	*330*	*0*	*100,0%*
Immobiliare Nuova Sede S.p.A.	*6.907*	*8.001*	*-13,7%*
Cyty Life S.p.A.	*0*	*328*	*-100,0%*
Infogroup S.p.A.	*93*	*93*	*0,0%*
Centro Riscossione Tributi - Cerit S.p.A.	*67.584*	*200*	*100,0%*
2. impegni	364	88.274	-99,6%
Cassa di risparmio di Mirandola S.p.A.	*41*	*1.599*	*-97,4%*
Cassa di risparmio di Pistoia e Pescia S.p.A.	*162*	*2.385*	*-93,2%*
Cassa di risparmio di Civitavecchia S.p.A.	*137*	*25.163*	*-99,5%*
Cassa di risparmio di Orvieto S.p.A.	*24*	*4.127*	*-99,4%*
Cassa di risparmio della Spezia S.p.A.	*0*	*5.000*	*-100,0%*
Perseo Finance S.r.l.	*0*	*50.000*	*-100,0%*
Totale garanzie e impegni verso imprese del Gruppo	**103.256**	**103.667**	**-0,4%**

Si segnala inoltre che alla data di chiusura dell'esercizio erano in essere crediti verso Perseo Finance S.r.l., rilevati alla voce 130 "Altre attività" per un importo pari a 1,2 milioni di euro, relativi alle spese legali anticipate dalla Banca per conto di tale società nell'ambito dell'operazione di cartolarizzazione di crediti in sofferenza descritta nella sezione 11.8 della Parte B della presente nota integrativa.

3.3 Attività e passività verso imprese partecipate (diverse dalle imprese del gruppo) (*)	31/12/2005	31/12/2004	variazione %
a) Attività			
1. crediti verso banche	28.306	38.621	-26,7%
2. crediti verso enti finanziari	364.623	446.687	-18,4%
3. crediti verso altra clientela	48.181	36.989	30,3%
4. obbligazioni e altri titoli di debito	0	8.205	-100,0%
Totale attività	**441.110**	**530.502**	**-16,9%**
b) Passività			
1. debiti verso banche	114.481	65.024	76,1%
2. debiti verso enti finanziari	74.363	57.232	29,9%
3. debiti verso altra clientela	22.901	34.397	-33,4%
4. debiti rappresentati da titoli	0	0	0,0%
5. passività subordinate	0	0	0,0%
Totale passività	**211.745**	**156.653**	**35,2%**
c) Garanzie e impegni			
1. garanzie rilasciate	9.838	10.294	-4,4%
2. impegni	1.117	25.566	-95,6%
Totale garanzie e impegni	**10.955**	**35.860**	**-69,5%**

(*) Tali importi sono riferiti a società partecipate, a livello di Gruppo, in misura inferiore al 50% e di conseguenza escluse dal perimetro di consolidamento integrale.

3.4 Composizione della voce 70 "Partecipazioni"	31/12/2005	31/12/2004	variazione %
a) in banche	**169.342**	**149.832**	13,0%
1. quotate	68.114	68.114	0,0%
2. non quotate	101.228	81.718	23,9%
b) in enti finanziari	**63.361**	**63.811**	-0,7%
1. quotate	0	0	0,0%
2. non quotate	63.361	63.811	-0,7%
c) altre	**75.334**	**98.900**	-23,8%
1. quotate	4.058	27.423	-85,2%
2. non quotate	71.276	71.477	-0,3%
Totale partecipazioni	308.037	312.543	-1,4%

3.5 Composizione della voce 80 "Partecipazioni in imprese del Gruppo" (*)	31/12/2005	31/12/2004	Variazione %
a) in banche	**956.135**	**896.171**	6,7%
1. quotate	0	0	0,0%
2. non quotate	956.135	896.171	6,7%
b) in enti finanziari	**2.988**	**3.145**	-5,0%
1. quotate	0	0	0,0%
2. non quotate	2.988	3.145	-5,0%
c) altre	**37.852**	**38.478**	-1,6%
1. quotate	0	0	0,0%
2. non quotate	37.852	38.478	-1,6%
Totale partecipazioni in imprese del gruppo	996.975	937.794	6,3%

(*) Tali importi sono riferiti a società partecipate, a livello di Gruppo, in misura superiore al 50% nonché a Findomestic Banca S.p.A., sottoposta a controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992 e consolidata con il metodo del patrimonio netto in base a quanto previsto dal principio contabile internazionale IAS 31.

3.6.1 Partecipazioni in imprese del gruppo			
A. Esistenze iniziali			**937.794**
B. Aumenti			**64.472**
B1. Acquisti		40.996	
B2. Riprese di valore		0	
B3. Rivalutazioni		0	
B4. Altre variazioni		23.476	
C. Diminuzioni			**5.291**
C1. Vendite		0	
C2. Rettifiche di valore		2.080	
di cui:			
- svalutazioni durature	0		
C3. Altre variazioni		3.211	
D. Rimanenze finali			**996.975**
E. Rivalutazioni totali			**0**
F. Rettifiche totali			**13.685**

(*) Tali importi sono riferiti a società partecipate, a livello di Gruppo, in misura superiore al 50% nonché a Findomestic Banca S.p.A., sottoposta a controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992 e consolidata con il metodo del patrimonio netto in base a quanto previsto dal principio contabile internazionale IAS 31.

La sottovoce B1 si riferisce all'acquisto del 9% della Cassa di Risparmio di Pistoia e Pescia S.p.A., per 32,6 milioni di euro, nonché all'acquisto del 5% della Cassa di Risparmio di Mirandola S.p.A, per 8,4 milioni di euro.
La sottovoce B4 si riferisce principalmente alla sottoscrizione degli aumenti di capitale deliberati da Findomestic Banca S.p.A. e da Centrovita Assicurazioni S.p.A., per importi rispettivamente pari a 18,9 milioni di euro e 3,1 milioni di euro.
La sottovoce C3 si riferisce all'annullamento della partecipazione in Data Centro S.p.A. in seguito all'operazione di fusione per incorporazione in Banca CR Firenze S.p.A, avvenuta nel corso del primo semestre 2005.

3.6.2 Altre partecipazioni

A. Esistenze iniziali			**312.543**
B. Aumenti			**35.380**
B1. Acquisti		24.192	
B2. Riprese di valore		10	
B3. Rivalutazioni		0	
B4. Altre variazioni		11.178	
C. Diminuzioni			**39.886**
C1. Vendite		37.147	
C2. Rettifiche di valore		2.739	
di cui:			
- svalutazioni durature	0		
C3. Altre variazioni		0	
D. Rimanenze finali			**308.037**
E. Rivalutazioni totali (*)			**54.636**
F. Rettifiche totali			**35.799**

(*) Effettuate ai sensi della Legge n. 218/1990

La sottovoce B1 si riferisce, per 21,9 milioni di euro, all'acquisto del 2,83% di Cassa dei Risparmi di Forlì SpA.
La voce C1 include la cessione delle partecipazione in Fondiaria SAI S.p.A. ed in Cassa di Risparmio di Ravenna S.p.A., per importi rispettivamente pari a 32,9 milioni di euro e 3,6 milioni di euro, mentre la sottovoce B4 è essenzialmente relativa alle plusvalenze realizzate a seguito di tali cessioni, per importi rispettivamente pari a 9,5 milioni di euro e 1,1 milioni di euro.

Sezione 4 - Le immobilizzazioni materiali e immateriali

4.1 Variazioni annue delle immobilizzazioni materiali

A. Esistenze iniziali			**185.759**
B. Aumenti			**82.422**
B1. Acquisti		5.713	
B2. Riprese di valore		0	
B3. Rivalutazioni		76.158	
B4. Altre variazioni		551	
C. Diminuzioni			**19.866**
C1. Vendite		6.097	
C2. Rettifiche di valore		13.242	
a) ammortamenti	13.242		
b) svalutazioni durature	0		
C3. Altre variazioni		527	
D. Rimanenze finali			**248.315**
E. Rivalutazioni totali (*)			**278.108**
F. Rettifiche totali			**126.549**
(a) ammortamenti		126.549	
(b) svalutazioni durature		0	

(*) Effettuate in ottemperanza alle disposizioni di legge emanate tempo per tempo

L'importo indicato nella sottovoce B3 è interamente relativo alla rivalutazione dei beni immobili effettuata ai sensi della Legge n. 266/2005; tale rivalutazione ha comportato l'iscrizione tra le riserve di rivalutazione di un importo pari a circa 67,8 milioni di euro e tra le altre passività di un debito, pari a circa 8,3 milioni di euro, per la relativa imposta sostitutiva da versare all'erario entro il 20 giugno 2006.
Le sottovoci B4 e C3 sono pressoché interamente relative a trasferimenti di carattere puramente contabile effettuati tra le singole categorie di immobili.

	Immobili	Impianti, macchinari e attrezzature	Altri beni materiali	Totale
Esistenze iniziali	**165.926**	**10.859**	**8.974**	**185.759**
Aumenti dell'esercizio	**76.685**	**4.484**	**1.253**	**82.422**
- Acquisti	0	4.460	1.253	5.713
- Rivalutazioni	76.158	0	0	76.158
- Altre variazioni	527	24	0	551
Diminuzioni dell'esercizio	**6.624**	**0**	**0**	**6.624**
- Vendite	6.097	0	0	6.097
- Altre variazioni	527	0	0	527
Ammortamenti dell'esercizio	**7.124**	**4.248**	**1.870**	**13.242**
Esistenze finali	**228.863**	**11.095**	**8.357**	**248.315**

Alla data di chiusura dell'esercizio il valore netto contabile degli immobili utilizzati per l'attività bancaria ammonta a 179,6 milioni di euro.

Dettaglio delle immobilizzazioni materiali	Aliquota % di ammortamento	31/12/2005	31/12/2004	variazione%
Immobili				
- utilizzati per l'attività bancaria	3%	179.601	134.765	33,3%
- altri	3%	49.262	31.161	58,1%
Totale immobili		**228.863**	**165.926**	**37,9%**
Impianti, macchinari e attrezzature				
- macchine elettroniche EAD	20%	4.351	3.257	33,6%
- impianti e mezzi di sollevamento	7,5%	63	78	-19,2%
- macchinari, apparecchi e attrezzature varie	15%	5.893	6.652	-11,4%
- impianti di allarme, ripresa e fotocine tv	30%	765	839	-8,8%
- impianti interni di comunicazione e telesegnalazione	25%	24	33	-27,3%
Totale impianti, macchinari e attrezzature		**11.096**	**10.859**	**2,2%**
Altri beni materiali				
- opere d'arte	0%	2.842	2.533	12,2%
- arredamenti	15%	3.010	3.546	-15,1%
- mobili d'ufficio	12%	2.095	2.379	-11,9%
- macchine di ufficio elettroniche ed elettromeccaniche	20%	91	92	-1,1%
- sistemi telefonici elettronici	20%	304	415	-26,7%
- autovetture, motoveicoli e simili	25%	14	9	55,6%
Totale altri beni materiali		**8.356**	**8.974**	**-6,9%**
Totale immobilizzazioni materiali		**248.315**	**185.759**	**33,7%**

4.2 - Variazioni annue delle immobilizzazioni immateriali			
A. Esistenze iniziali			**29.089**
B. Aumenti			**17.494**
B1. Acquisti		15.825	
B2. Riprese di valore		0	
B3. Rivalutazioni		0	
B4. Altre variazioni		1.669	
C. Diminuzioni			**21.691**
C1. Vendite		0	
C2. Rettifiche di valore		21.691	
a) ammortamenti	21.691		
b) svalutazioni durature	0		
C3. Altre variazioni		0	
D. Rimanenze finali			**24.892**
E. Rivalutazioni totali			**0**
F. Rettifiche totali			**154.518**
(a) ammortamenti		154.518	
(b) svalutazioni durature		0	

La sottovoce B1 è prevalentemente composta da spese sostenute per "software" capitalizzato; la sottovoce B.4 si riferisce ad immobilizzazioni immateriali rivenienti dalla fusione con Data Centro S.p.A.

Dettaglio delle immobilizzazioni immateriali	31/12/2005	31/12/2004	variazione%
Diritti di utilizzazione delle opere di ingegno	14.883	18.243	-18,4%
Avviamento per l'acquisizione di rami d'azienda	8.306	9.385	-11,5%
Altri costi pluriennali	1.703	1.461	16,6%
Totale immobilizzazioni immateriali	24.892	29.089	-14,4%

L'avviamento si riferisce all'acquisizione della filiale di Bologna dall'ex Banco di Napoli S.p.A. e della filiale di Spoleto dalla Cassa di Risparmio di Orvieto S.p.A. per importi rispettivamente pari a 8,2 milioni di euro e 0,1 milioni di euro. Gli "Altri costi pluriennali" sono relativi ai lavori effettuati su immobili di proprietà di terzi, che vengono ammortizzati in base alla durata del contratto di locazione.

Sezione 5 - Altre voci dell'attivo

5.1 Composizione della voce "altre attività"	31/12/2005	31/12/2004	variazione %
Scritture viaggianti fra filiali per operazioni regolate dopo la chiusura dell'esercizio	42.451	30.627	38,6%
Assegni di conto corrente tratti sull'azienda e su terzi	41.725	36.343	14,8%
Partite transitorie liquidate nell'esercizio successivo	32.963	36.435	-9,5%
Conti debitori presso dipendenze	1.232	2.767	-55,5%
Crediti d'imposta verso l'erario	119.177	101.085	17,9%
Anticipi versati per programmi di elaborazione dati non ancora entrati in funzione	1.831	4.833	-62,1%
Fatture attive da incassare	7.384	5.052	46,2%
Crediti verso società veicolo per spese legali da operazioni di cartolarizzazione	1.171	7.821	-85,0%
Contropartita rivalutazioni operazioni fuori bilancio e contratti derivati	14.890	16.019	-7,0%
Altre partite	60.098	87.602	-31,4%
Totale altre attività	322.922	328.584	-1,7%

La diminuzione dei "Crediti verso società veicolo per spese legali da operazioni di cartolarizzazione" è dovuta all'incasso dei crediti vantati nei confronti della società veicolo Perseo Finance S.r.l.

Dettaglio della sottovoce "Crediti d'imposta verso l'erario"	31/12/2005	31/12/2004	variazione %
Credito d'imposta per imposte anticipate	33.352	28.060	18,9%
Acconti per imposte dirette dell'esercizio in corso	36.166	34.977	3,4%
Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale	21.094	0	100,0%
Acconti per imposte indirette	11.721	15.140	-22,6%
Credito d'imposta in conto interessi	4.176	3.997	4,5%
Credito d'imposta in conto capitale	7.367	8.104	-9,1%
Crediti d'imposta da compensare e per ritenute subite	834	1.257	-33,7%
Credito d'imposta per l'anticipo sul trattamento di fine rapporto (Legge n.140/1997)	3.603	4.788	-24,7%
Crediti di imposta su ritenute di depositi a risparmio e conti correnti	597	847	-29,5%
Altri crediti verso l'erario	267	3.915	-93,2%
Totale crediti d'imposta verso l'erario alla data di chiusura dell'esercizio	119.177	101.085	17,9%

Gli "Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale" si riferiscono agli importi corrisposti dalla Banca per conto delle società aderenti al Consolidato Fiscale Nazionale, istituto giuridico disciplinato degli articoli 117 e seguenti del D.P.R. n. 917/1986.

La rilevante diminuzione degli "Altri crediti verso l'erario" è dovuta allo storno contabile dell'importo di 3,6 milioni di euro, che era stato rilevato in relazione al contenzioso descritto nella Sezione 7 della Parte B della presente nota integrativa.

5.2 Composizione della voce 140 "ratei e risconti attivi"	31/12/2005	31/12/2004	variazione %
a) Ratei attivi	72.871	74.728	-2,5%
- su conti correnti e finanziamenti a clientela ordinaria	*6.209*	*5.416*	*14,6%*
- su mutui	*8.603*	*8.287*	*3,8%*
- su titoli	*48.103*	*54.605*	*-11,9%*
- su operazioni in valuta	*1.389*	*1.037*	*33,9%*
- su depositi presso Banca d'Italia per riserva obbligatoria	*212*	*169*	*25,4%*
- su depositi e conti correnti presso banche	*7.999*	*4.846*	*65,1%*
- su polizze pegni	*281*	*285*	*-1,4%*
- su altri ricavi	*75*	*83*	*-9,6%*
b) Risconti attivi	4.649	2.817	65,0%
- su fitti passivi	*482*	*388*	*24,2%*
- per scarto collocamento nostre obbligazioni	*1.773*	*1.660*	*6,8%*
- su assicurazioni	*2.377*	*742*	*220,4%*
- su altri costi	*17*	*27*	*-37,0%*
Totale ratei e risconti attivi	77.520	77.545	0,0%

I "Risconti attivi su assicurazioni" risultano incrementati per effetto del pagamento, effettuato alla fine dell'esercizio 2005, di premi pressoché interamente di competenza dell'anno 2006.

5.4 Distribuzione delle attività subordinate	31/12/2005	31/12/2004	variazione %
a) crediti verso banche	0	0	0,0%
b) crediti verso clientela	14.151	14.151	0,0%
c) obbligazioni e altri titoli di debito	61.668	99.898	-38,3%
Totale attività subordinate	75.819	114.049	-33,5%

La diminuzione delle "Obbligazioni e altri titoli di debito" è dovuta alla vendita di titoli acquistati dalla Banca a seguito dell'operazione di cartolarizzazione descritta nella Sezione 11.8.1 della presente nota integrativa.

Sezione 6 - I debiti

6.1 Dettaglio della voce "debiti verso banche"	31/12/2005	31/12/2004	variazione %
a) operazioni pronti contro termine	297.178	285.015	4,3%
b) prestito titoli	0	0	0,0%

6.2 Dettaglio della voce "debiti verso clientela"	31/12/2005	31/12/2004	variazione %
a) operazioni pronti contro termine	578.525	560.117	3,3%
b) prestito titoli	0	0	0,0%

Composizione della voce 10 - Debiti verso banche	31/12/2005	31/12/2004	variazione %
a) a vista	316.728	534.772	-40,8%
- depositi liberi	*285.786*	*503.017*	*-43,2%*
- conti correnti di corrispondenza	*30.942*	*31.755*	*-2,6%*
b) a termine	874.321	772.681	13,2%
- depositi vincolati	*490.459*	*389.795*	*25,8%*
- altre sovvenzioni	*383.862*	*382.886*	*0,3%*
Totale debiti verso banche	1.191.049	1.307.453	-8,9%

Composizione della voce 20 - Debiti verso clientela	31/12/2005	31/12/2004	variazione %
a) debiti verso clientela a vista	6.353.002	5.915.668	7,4%
- depositi a risparmio liberi	*284.814*	*310.368*	*-8,2%*
- conti correnti	*6.068.188*	*5.605.300*	*8,3%*
b) debiti verso clientela a termine o con preavviso	580.097	561.787	3,3%
- depositi a risparmio vincolati	*1.348*	*1.372*	*-1,7%*
- pronti contro termine passivi	*578.525*	*560.117*	*3,3%*
- altri rapporti a termine	*224*	*298*	*-24,8%*
Totale debiti verso clientela	6.933.099	6.477.455	7,0%

Composizione della voce 30 - Debiti rappresentati da titoli	31/12/2005	31/12/2004	variazione %
a) obbligazioni	2.481.890	2.212.966	12,2%
b) certificati di deposito	140.096	161.872	-13,5%
- certificati di deposito non scaduti	*134.560*	*149.121*	*-9,8%*
- certificati di deposito scaduti da rimborsare	*5.536*	*12.751*	*-56,6%*
c) altri titoli	79.910	70.451	13,4%
- assegni circolari di propria emissione in circolazione	*79.910*	*70.451*	*13,4%*
Totale debiti rappresentati da titoli	**2.701.896**	**2.445.289**	**10,5%**

Sezione 7 - I fondi

Trattamento di fine rapporto di lavoro subordinato (voce 70)	
Saldo iniziale	**116.352**
Accantonamento per adeguamento ai diritti maturati alla data di chiusura dell'esercizio	14.539
Incremento per l'incorporazione di Data Centro S.p.A.	417
Utilizzi	-12.942
Saldo finale	**118.366**

7.1 Composizione della voce 90 "fondi rischi su crediti"	31/12/2005	31/12/2004	variazione %
Fondo rischi su crediti in linea capitale	20.500	17.500	17,1%
Totale fondo rischi su crediti	20.500	17.500	17,1%

7.2 - Variazioni nell'esercizio dei "fondi rischi su crediti" (voce 90)		
A) Esistenze iniziali		**17.500**
B) Aumenti		**20.500**
B1. Accantonamenti		20.500
B2. Altre variazioni	0	
C) Diminuzioni		**17.500**
C1. Utilizzi	17.500	
C2. Altre variazioni	0	
D) Rimanenze finali		**20.500**

L'importo iscritto alla sottovoce B1 è interamente riferibile ad un accantonamento iscritto prudenzialmente a fronte di crediti in linea capitale, in sospensione d'imposta nei limiti previsti dall'articolo 106, 3° comma, del D.P.R. n. 917/1986.

La sottovoce C1 è interamente relativa alla copertura di perdite in conto capitale, contabilizzate nel corso dell'esercizio, effettuata ai sensi dell'articolo 106, 2° comma, del D.P.R. n. 917/1986.

Fondi per rischi ed oneri (voce 80)	31/12/2005	31/12/2004	variazione %
a) fondi di quiescienza e per obblighi simili	138.429	116.988	18,3%
b) fondi imposte e tasse	87.143	46.699	86,6%
c) altri fondi	41.402	54662	-24,3%
Totale fondi per rischi ed oneri	266.974	218.349	22,3%

Composizione della sottovoce 80 a) "fondi di quiescenza e per obblighi simili"	31/12/2005	31/12/2004	variazione %
1) Sezione "ordinaria"	117.940	101.864	15,8%
2) Sezione "speciale"	20.436	15.067	35,6%
3) CPDEL	54	57	-5,3%
Totale fondi di quiescenza e per obblighi simili	138.430	116.988	18,3%

Gli importi esposti nei primi due sottoconti sono relativi al Fondo integrativo pensionistico del personale di Banca CR Firenze S.p.A., costituito in base agli accordi sindacali del 21 maggio 1985 e del 5 novembre 1998, che prevedono l'esistenza di:

- un Fondo a prestazione definita in aggiunta all'Assicurazione Generale Obbligatoria ("AGO") od al Fondo di Previdenza "ex esonerato", per i dipendenti assunti prima del 27 aprile 1993;
- un Fondo a contribuzione definita, per i dipendenti assunti dopo il 27 aprile 1993.

L'importo figurante nel 3° sottoconto corrisponde al 100% delle riserve matematiche occorrenti per far fronte alla corresponsione di integrazione di pensioni agli ex dipendenti iscritti alla Cassa Pensione Dipendenti Enti Locali (CPDEL), facenti carico alla Banca in base ad accordi sindacali.

Nel corso dell'esercizio le varie componenti dei fondi di quiescenza hanno avuto la seguente movimentazione:

Sottovoce 80 a) "Fondi di quiescenza e per obblighi simili"

Sezione "ordinaria" - accordi del 21 maggio 1985 e del 5 novembre 1998	
Saldo iniziale	**101.864**
- pensioni erogate nell'esercizio	-7.963
- riscatti e trasferimenti ad altri fondi	-1
- contributi a carico di Banca CR Firenze S.p.A., Cerit S.p.A. ed Ente Cassa di Risparmio di Firenze (*)	16.521
- contributi a carico degli iscritti	349
- interessi su contributi sospesi anni precedenti	638
- rendimento dell'anno	6.532
Saldo finale	**117.940**
Sezione "speciale" - accordo del 5 novembre 1998	
Saldo iniziale	**15.067**
- contributi a carico dell'Ente Cassa di Risparmio di Firenze e dei dipendenti dell'Ente Cassa di Risparmio di Firenze	137
- contributi a carico di Cerit S.p.A. e dei dipendenti di Cerit S.p.A.	33
- contributi a carico dei dipendenti della Banca	468
- contributi a carico della Banca contabilizzati nel conto economico dell'esercizio	2.927
- riscatti e trasferimenti ad altri fondi	-259
- trasferimenti da altri fondi	363
- bolli su estratti conto a carico degli iscritti	-1
- rendimento dell'anno	1.700
Saldo finale	**20.435**
CPDEL	
Saldo iniziale	**57**
- pensioni erogate nell'anno	-17
- adeguamento alla riserva matematica calcolata alla fine dell'esercizio	14
Saldo finale	**54**

(*) L'importo è quasi interamente costituito dal versamento da parte della Banca dei contributi precedentemente accantonati alla sottovoce 80 c) "Fondi per rischi ed oneri - altri fondi".

Si ricorda che in base all'accordo del 5 novembre 1998, nell'anno 1999 è stato costituito il Patrimonio di destinazione del FIP ai sensi dell'articolo 2117 c.c., tramite il conferimento di valori mobiliari amministrati da un Comitato Referente appositamente nominato; di conseguenza, al presente bilancio è stato allegato il Rendiconto patrimoniale ed economico annuale del suddetto FIP, nel quale sono riportate anche le informazioni relative alla cosiddetta "aliquota di equilibrio" stabilita dagli accordi sindacali attualmente in vigore.
Si ricorda inoltre che ai sensi dell'ultimo comma dell'articolo 2 dello Statuto del Fondo di Previdenza "ex esonerato" Banca CR Firenze S.p.A. è solidalmente responsabile verso gli iscritti, i pensionati ed i terzi per le obbligazioni statutarie di tale Fondo; considerando l'attuale situazione di equilibrio tra obbligazioni e patrimonio in cui si trova il suddetto Fondo, come risulta dal relativo bilancio tecnico attuariale, non si prevede la necessità di un intervento da parte della Banca.

Per effetto della Legge n. 218/1990 e del Decreto Legislativo n. 357/1990, a decorrere dal 1° gennaio 1991 tutto il personale è iscritto all'AGO presso l'INPS, che eroga le pensioni anche ai dipendenti cessati dal servizio anteriormente a tale data. Banca CR Firenze S.p.A. è tenuta a garantire per venti anni l'equilibrio finanziario della gestione previdenziale; i calcoli attuariali effettuati da un attuario esterno con riferimento alla data del 1° gennaio 2006 evidenziano peraltro che la gestione della previdenza del personale non produrrà deficit per l'INPS.

Sottovoce 80 b) "fondi imposte e tasse"

1. Saldo iniziale	**46.699**
2. Incrementi	**80.871**
2.1 Accertamenti per imposte correnti	53.254
2.2 Variazione delle imposte differite dell'esercizio	293
2.3 Variazione per imposte correnti derivanti dal Consolidato Fiscale Nazionale	27.324
3. Decrementi	**-40.427**
3.1 Pagamenti	-36.802
- imposte sul reddito dell'esercizio precedente	*-36.802*
3.2 Altre variazioni	-3.625
4. Saldo finale	**87.143**

Nel corso dell'anno 2005 sono stati versati acconti per imposte dirette IRES, derivanti dal Consolidato Fiscale Nazionale, ed IRAP rispettivamente pari a circa 44,7 e 12,5 milioni di euro, esposti nella voce 130 "Altre attività".

Le altre variazioni in diminuzione si riferiscono interamente allo storno contabile dell'importo rilevato in relazione al contenzioso sorto relativamente alla restituzione delle agevolazioni fruite ai sensi del Decreto Legislativo n. 153 del 17 maggio 1999 ("Legge Ciampi"), dettagliatamente illustrato nell'informativa di seguito riportata, richiesta dalle Comunicazioni Consob n. 1011405 del 15 febbraio 2001 e n. 2026067 del 15 aprile 2002 in merito ai rilievi espressi dalla Commissione Europea sulle agevolazioni tributarie previste dalla Legge Ciampi.

Con riferimento alle operazioni di concentrazione aziendale di cui agli articoli 22 e 23 della Legge Ciampi si ricorda che in data 31 dicembre 2002 la Banca aveva versato, come previsto dall'articolo 1 del Decreto Legge n. 282 del 24 dicembre 2002, convertito con modificazioni dalla Legge n. 27 del 21 febbraio 2003, nonché a seguito di espressa richiesta del Ministero dell'Economia, l'ammontare effettivamente "risparmiato" in applicazione dell'articolo 23 della Legge Ciampi, pari a circa 3,6 milioni di euro, comprensivo di sanzioni ed interessi, imputando il relativo onere a conto economico; di conseguenza la Banca, in attesa di conoscere l'esito finale del ricorso presentato, in proprio ed in rappresentanza di alcune banche tra le quali la nostra, presso il Tribunale di 1° grado in Lussemburgo, aveva iscritto il suddetto ammontare nelle "Altre attività" tra i crediti d'imposta mantenendo un pari importo tra i Fondi imposte e tasse. In data 15 dicembre 2005 la Corte di Giustizia Europea ha peraltro respinto il ricorso del Governo italiano contro la decisione della Commissione Europea dell'11 dicembre 2001, che aveva dichiarato le agevolazioni fiscali concesse alle banche italiane dalla Legge Ciampi incompatibili con le norme comunitarie relative agli aiuti di Stato; in seguito a tale decisione, in data 18 gennaio 2006 il Comitato Esecutivo dell'ABI ha deciso di rinunciare agli atti pendenti relativi al suddetto ricorso. Alla luce di quanto sopra esposto, nel bilancio al 31 dicembre 2005 sono stati pertanto stornati contabilmente il credito d'imposta ed il relativo fondo imposte, entrambi pari a circa 3,6 milioni di euro, senza rilevare alcun importo a conto economico.

Per quanto riguarda le operazioni di retrocessione di cespiti non strumentali agli Enti conferenti di cui agli articoli 14, 16 e 17 della Legge Ciampi, nel corso dell'anno 2005 la Banca ha ricevuto un'ispezione da parte dell'Agenzia delle Entrate della Direzione Regionale Toscana, effettuata su mandato della Direzione Centrale Accertamento ("DCA") e finalizzata alla verifica della corretta restituzione dell'importo effettivamente "risparmiato"; al termine di tale ispezione, sono state ritenute riconducibili alle suddette agevolazioni le operazioni di retrocessione delle opere d'arte all'Ente Cassa di Risparmio di Firenze ("Ente") avvenute nell'anno 2000 e sempre considerate fuori campo IVA sulla scorta di plurimi pareri rilasciati dai nostri consulenti. In data 12 dicembre 2005 la DCA ha pertanto inviato una lettera richiedendo alla Banca, a conclusione dell'attività di recupero delle suddette agevolazioni, il versamento dell'IVA non applicata in occasione delle operazioni di retrocessione sopra indicate, inclusivo di sanzioni ed interessi; in proposito si precisa che con lettera datata 6 dicembre 2005 l'Ente si è impegnato a rimborsare alla Banca tutti gli importi da restituire eventualmente all'erario, richiedendo di non effettuare tale versamento e di iniziare quanto prima un'azione di tutela giudiziaria. Alla luce di quanto sopra esposto, la passività potenziale connessa alla richiesta di pagamento notificata dalla DCA è da considerare remota e non risulta pertanto necessario operare alcun accantonamento al fondo imposte iscritto in bilancio al 31 dicembre 2005; si informa infine che di comune accordo con l'Ente è iniziata un'azione di tutela giudiziaria.

7.3 Composizione della sottovoce 80 c) "fondi per rischi ed oneri: altri fondi"	31/12/2005	31/12/2004	variazione %
Fondi per garanzie e impegni per:	8.620	8.142	5,9%
- crediti cartolarizzati	*5.758*	*6.008*	*-4,2%*
- crediti di firma	*2.335*	*2.073*	*12,6%*
- operazioni a premio	*229*	*0*	*100,0%*
- operazioni fuori bilancio di pertinenza del FIP	*298*	*61*	*n.s.*
Fondo per rischi ed oneri diversi	25.903	23.000	12,6%
Fondo per rischi ed oneri per il personale	6.195	23.021	-73,1%
Fondo per gli scopi determinati dall'Assemblea	684	499	37,1%
Totale altri fondi per rischi ed oneri	41.402	54.662	-24,3%

Il fondo per garanzie e impegni per operazioni a premio è stato costituito per la copertura di operazioni commerciali destinate alla fidelizzazione della clientela.

Movimentazione della sottovoce 80 c) "fondi per rischi ed oneri: altri fondi"	Saldo iniziale	Incrementi	Decrementi	Saldo finale
Fondo per garanzie e impegni per:	8.142	1.806	1.328	8.620
- crediti cartolarizzati	*6.008*	*1.016*	*1.266*	*5.758*
- crediti di firma	*2.073*	*263*	*1*	*2.335*
- operazioni a premio	*0*	*229*	*0*	*229*
- operazioni fuori bilancio di pertinenza del FIP	*61*	*298*	*61*	*298*
Fondo per rischi ed oneri diversi	23.000	6.047	3.143	25.904
Fondo per rischi ed oneri per il personale	23.021	3.214	20.040	6.195
Fondo per gli scopi determinati dall'Assemblea	499	1.255	1.071	683
Totale altri fondi per rischi ed oneri	54.662	12.322	25.582	41.402

L'utilizzo del fondo per rischi ed oneri diversi è essenzialmente riconducibile a pagamenti effettuati in seguito alla definizione di vertenze.

La consistente diminuzione del "Fondo per rischi ed oneri per il personale" è principalmente dovuta alla liquidazione a favore del Fondo Integrativo Pensioni a prestazione definita dei contributi precedentemente sospesi in forza dell'accordo sottoscritto con le controparti sindacali nell'anno 2001; a seguito dell'interruzione di tale sospensione, intervenuta nel luglio del 2005, nel corrente esercizio tali contributi sono stati rilevati nella sottovoce 80 a) "Spese per il personale" del conto economico, con contropartita patrimoniale alla sottovoce 80 a) "Fondi per rischi ed oneri - fondi di quiescenza e per obblighi simili".

Si precisa che i movimenti del Fondo garanzie e impegni per operazioni fuori bilancio di pertinenza del FIP e del Fondo per gli scopi determinati dall'Assemblea non presentano contropartita tra le componenti di reddito della Banca.

7.4 Variazioni nell'esercizio delle "Attività per imposte anticipate"

1. Importo iniziale		**28.060**
2. Aumenti		**20.247**
2.1 imposte anticipate sorte nell'esercizio	20.247	
2.2 Altri aumenti	0	
3. Diminuzioni		**-14.955**
3.1 Imposte anticipate annullate nell'esercizio	-14.955	
3.2 Altre diminuzioni	0	
4. Importo finale		**33.352**

7.5 Variazioni nell'esercizio delle "Passività per imposte differite"

1. Importo iniziale		**6.403**
2. Aumenti		**2.186**
2.1 imposte differite sorte nell'esercizio	2.186	
2.2 Altri aumenti	0	
3. Diminuzioni		**-1.894**
3.1 Imposte differite annullate nell'esercizio	-1.894	
3.2 Altre diminuzioni	0	
4. Importo finale		**6.695**

A partire dal bilancio chiuso al 31 dicembre 1999 viene iscritta la "fiscalità differita", in base a quanto previsto in materia dalla Banca d'Italia. A tal fine, tenendo conto della situazione fiscale della Banca e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le vigenti aliquote fiscali IRES ed IRAP, che risultano rispettivamente pari al 33,0% ed al 4,4%. Non è stato peraltro tenuto conto di quanto appostato al Fondo per rischi bancari generali (62,5 milioni di euro), non essendo previste perdite da fronteggiare tramite l'utilizzo di tale posta; in proposito si precisa inoltre che le suddette imposte si riferiscono principalmente ad accantonamenti al fondo rischi su crediti che non presentano i requisiti previsti dalla normativa fiscale per la loro deducibilità, nonché a fondi per rischi ed oneri costituiti con accantonamenti interamente ripresi a tassazione. Relativamente alle fattispecie per le quali il differimento dell'onere tributario è subordinato all'iscrizione di appositi accantonamenti destinati ad alimentare fondi in sospensione d'imposta, si segnala che la sola posta presente nel bilancio della Banca e per la quale non è prevista la contabilizzazione della relativa passività fiscale differita è costituita dai "Fondi rischi su crediti" (voce 90 del passivo); l'ammontare di tale teorica passività alla data di chiusura dell'esercizio e della variazione in diminuzione della stessa intervenuta in tale esercizio risultano rispettivamente pari a 0,5 milioni di euro e 5,3 milioni di euro.

Non sono state iscritte attività e/o passività per imposte anticipate e/o differite riguardanti poste di patrimonio netto; in proposito si precisa che la voce 120 "Capitale" e la voce 150 "Riserve di rivalutazione" includono riserve in sospensione d'imposta (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), per importi rispettivamente pari a 239,6 milioni di euro ed a 67,8 milioni di euro, a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 115,0 milioni di euro, non essendo al momento prevista la distribuzione delle suddette riserve. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

Sezione 8 - Il capitale, le riserve, il fondo per rischi bancari generali e le passività subordinate

Il dettaglio della movimentazione avvenuta nel corso dell'esercizio relativamente alle voci capitale, sovrapprezzi di emissione, riserve, fondo per rischi bancari generali e utile d'esercizio è riportato in apposito allegato al presente bilancio.

	31/12/2005	31/12/2004	variazione %
Fondo per rischi bancari generali	**62.475**	**62.475**	**0,0%**

Il Fondo rischi bancari generali, costituito nei precedenti esercizi a generale copertura del rischio d'impresa e, di conseguenza, dei rischi propri delle operazioni bancarie, rimane invariato nella consistenza. Ai fini fiscali, l'importo appostato in tale fondo risulta interamente tassato, senza aver contabilizzato sullo stesso alcun importo a titolo di fiscalità anticipata.

	31/12/2005	31/12/2004	variazione %
Passività subordinate	**961.808**	**945.608**	**-1,7%**

Dettaglio voce 110 "Prestiti subordinati"	valore nominale	valore computabile nel Patrimonio di Vigilanza	data di emissione	data di scadenza	tasso di interesse contrattuale
a) Prestito obbligazionario subordinato di secondo livello	144.608	85.750	mar-98	mar-08	Euribor a 6 mesi - 0,40 %
b) Prestito obbligazionario subordinato di secondo livello	78.000	31.044	giu-01	giu-08	Euribor a 6 mesi
c) Prestito obbligazionario subordinato di secondo livello	50.000	29.688	lug-02	lug-09	Euribor a 6 mesi
d) Prestito obbligazionario subordinato di secondo livello	30.000	29.767	feb-03	feb-10	Euribor a 6 mesi
e) Prestito obbligazionario subordinato di secondo livello	23.000	22.992	feb-04	mar-11	Euribor a 3 mesi + 0,30%
f) Prestito obbligazionario subordinato di secondo livello	40.000	39.996	lug-04	lug-11	Euribor a 6 mesi
g) Prestito obbligazionario subordinato di secondo livello	150.000	150.000	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
h) Prestito obbligazionario subordinato di secondo livello	16.200	16.200	mag-05	mag-15	Euribor a 3 mesi + 0,45%
i) Strumento ibrido di patrimonializzazione upper tier 2	200.000	200.000	giu-02	giu-12	Euribor a 6 mesi + 1,40%
l) Strumento ibrido di patrimonializzazione upper tier 2	200.000	200.000	giu-03	giu-13	Euribor a 6 mesi + 0,95%
m) Prestito obbligazionario subordinato di terzo livello	30.000	0	dic-03	dic-06	Euribor a 6 mesi + 34 b.p.
Totale Passività subordinate	961.808	805.437			

Gli interessi di competenza dell'esercizio corrisposti a fronte dei suddetti prestiti, per un importo complessivo di 26,1 milioni di euro, sono stati contabilizzati nel conto economico alla voce 20 "Interessi passivi e oneri assimilati", lettera c) "su debiti rappresentati da titoli". Si precisa che per nessuno dei prestiti subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

	31/12/2005	31/12/2004	variazione %
Capitale	**648.116**	**647.633**	0,1%

Al 31 dicembre 2005 il capitale sociale, pari a 648,1 milioni di euro, è formato da 1.137.044.988 azioni dal valore nominale di euro 0,57 ciascuna, così ripartite:

	N. Azioni	Quota %
Ente Cassa di Risparmio di Firenze	479.026.608	42,13%
Sanpaolo IMI S.p.A.	212.176.468	18,66%
BNP Paribas S.A.	74.468.217	6,55%
Gruppo Fidelity Investments (*)	47.424.905	4,17%
Fondazione Cassa di Risparmio della Spezia	44.666.603	3,93%
Ente Cassa di Risparmio di Pistoia e Pescia	42.050.703	3,70%
Gruppo Banca Carige	28.177.911	2,48%
Altri (Mercato)	209.053.573	18,38%
	1.137.044.988	100,00%

(*) Per quanto riguarda la percentuale di partecipazione del Gruppo Fidelity Investments si rimanda a quanto riportato nella Relazione sulla gestione.

	31/12/2005	31/12/2004	variazione %
Sovrapprezzi di emissione	**56.873**	**56.319**	0,98%

Riserve	31/12/2005	31/12/2004	variazione %
a) riserva legale	130.357	124.287	4,9%
c) riserve statutarie	10.410	10.309	1,0%
d) altre riserve	150.873	119.956	25,8%
Totale voce 140 "Riserve"	291.640	254.552	14,6%

Alla data di chiusura dell'esercizio la riserva legale, interamente rappresentata da riserve di utili, risulta superiore al limite del quinto del capitale sociale richiesto dal Codice Civile, in quanto in sede di ripartizione dell'utile dell'esercizio 2004 è stato effettuato un apporto a tale riserva per tener conto degli aumenti di capitale avvenuti nel corso di tale anno ovvero di presumibile effettuazione per le potenziali emissioni di azioni che potrebbero derivare dall'attuazione del piani di stock options.

Per le riserve incluse nelle sottovoci 140 c) e d), alla data di chiusura dell'esercizio non sussistono vincoli relativamente alla disponibilità e distribuibilità; in proposito si precisa peraltro che nell'esercizio 2005 la Banca ha applicato l'articolo 109, comma 4, lettera b), del D.P.R. n. 917/1986, che consente la deducibilità delle rettifiche di valore e degli accantonamenti non imputati a conto economico e in caso di distribuzione di tutte le riserve incluse nella voce 140 risulterebbe pertanto imponibile un importo pari a circa 6,5 milioni di euro.

Composizione della sottovoce 140 d) "altre riserve"	31/12/2005	31/12/2004	variazione %
Riserva per avanzi di fusione	14.138	13.721	3,0%
Speciale riserva costituita ai sensi degli articoli 22 e 23 del Decreto Legislativo n. 153/1999 (Legge Ciampi)	15.333	15.333	0,0%
Altre riserve	121.402	90.902	33,6%
Totale altre riserve	150.873	119.956	25,8%

La "Riserva per avanzi di fusione" deriva dall'incorporazione di Casse Toscane S.p.A., Credito Fondiario Toscano S.p.A. e Data Centro S.p.A., effettuate rispettivamente negli anni 1999, 2001 e 2005.

Il rilevante incremento delle "Altre riserve" rispetto all'esercizio precedente è interamente dovuto alla destinazione dell'utile di tale esercizio.

Le riserve incluse nella sottovoce 140 d) sono quasi esclusivamente rappresentate da riserve di utili; in proposito si precisa che alla luce di quanto dettagliatamente illustrato nella Sezione 7 della Parte B della presente nota integrativa, la speciale riserva costituita ai sensi della Legge Ciampi è da ritenere liberamente distribuibile.

Composizione della voce 150 "riserve di rivalutazione"	31/12/2005	31/12/2004	variazione %
Riserva di rivalutazione ex Legge 266/2005	67.824	0	100,0%
Totale altre riserve	67.824	0	100,0%

La riserva esposta nella voce 150 è interamente in sospensione d'imposta ed è stata iscritta in seguito alla rivalutazione del patrimonio immobiliare effettuata in applicazione della Legge n. 266/2005; per una maggiore informativa in proposito si rimanda a quanto riportato nella Sezione 4 della Parte B della presente nota integrativa.

	31/12/2005	31/12/2004	variazione %
Utile d'esercizio	**118.140**	**96.974**	**21,8%**

8.1 Patrimonio e requisiti prudenziali di vigilanza Categorie / Valori	31/12/2005	31/12/2004	variazione %
A. Patrimonio di vigilanza			
A.1 Patrimonio di base (tier 1)	1.091.921	1.028.460	6,2%
A.2 Patrimonio supplementare (tier 2)	893.878	859.997	3,9%
A.3 Elementi da dedurre	-189.866	-56.621	235,3%
A.4 Patrimonio di vigilanza	1.795.933	1.831.836	-2,0%
B. Requisiti prudenziali di vigilanza			
B.1 Rischi di credito	733.535	693.207	5,8%
B.2 Rischi di mercato	61.895	53.699	15,3%
di cui:			
- rischi del portafoglio non immobilizzato	*57.034*	*48.452*	*17,7%*
- rischi di cambio	*4.861*	*5.247*	*-7,4%*
B.2.1 Prestiti subordinati di terzo livello	*30.000*	*30.000*	*0,0%*
B.3 Altri requisiti prudenziali	9.835	11.187	-12,1%
B.4 Totale requisiti prudenziali	805.265	758.093	6,2%
C. Attività di rischio e coefficenti di vigilanza			
C.1 Attività di rischio ponderate	11.515.290	10.840.730	6,2%
C.2 Patrimonio di base/Attività di rischio ponderate	9,48%	9,49%	-0,01%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate	15,86%	17,17%	-1,31%

Il significativo incremento degli "Elementi da dedurre" è pressoché interamente dovuto all'acquisizione del 2,83% del capitale sociale della Cassa dei Risparmi di Forlì S.p.A., che ha determinato il superamento della soglia del 10% prevista ai fini della computazione nei suddetti elementi, nonché alla deduzione dei valori di bilancio relativi alle partecipazioni ed alle attività subordinate detenute nella Banca d'Italia ed in Centrovita Assicurazioni S.p.A., effettuata a seguito delle disposizioni emanate dall'Organo di Vigilanza nel novembre 2005.

Sezione 9 - Altre voci del passivo

9.1 Composizione della voce altre passività	31/12/2005	31/12/2004	variazione %
Scritture viaggianti fra filiali per operazioni regolate dopo la chiusura dell'esercizio	32.179	22.218	44,8%
Rettifiche per portafoglio Salvo Buon Fine e Dopo Incasso	32.926	95.579	-65,6%
Importi da versare all'erario per conto terzi	11.201	10.418	7,5%
Altri debiti verso l'erario	14.307	134	n.s.
Somme a disposizione della clientela	23.822	22.401	6,3%
Conti creditori presso dipendenze	14.295	13.072	9,4%
Creditori per operazioni sull'estero	5.036	4.945	1,8%
Competenze e contributi relativi al personale da erogare	15.350	18.159	-15,5%
Partite transitorie regolate nell'esercizio successivo	3.954	4.855	-18,6%
Fornitori e fatture da ricevere	35.169	29.253	20,2%
Bonifici su base monetaria in attesa di regolamento	142.059	89.110	59,4%
Contropartita svalutazioni operazioni fuori bilancio e contratti derivati	15.055	16.178	-6,9%
Depositi cauzionali e caparre ricevute	8.870	10.482	-15,4%
Altre partite	86.455	76.974	12,3%
Totale altre passività	440.678	413.778	6,5%

Il rilevante incremento degli "Altri debiti verso l'erario" è principalmente dovuto all'imposta sostitutiva da versare in seguito alla rivalutazione degli immobili effettuata ai sensi della Legge n. 266/2005.

L'incremento dei "Bonifici su base monetaria in attesa di regolamento" è dovuto ai maggiori volumi di attività registrati a fine anno.

9.2 Composizione della voce 60 del passivo - Ratei e risconti passivi	31/12/2005	31/12/2004	variazione %
a) Ratei passivi	64.144	67.224	-4,6%
- su obbligazioni	*53.950*	*58.427*	*-7,7%*
- su contratti derivati di copertura	*6.341*	*5.146*	*23,2%*
- su operazioni in valuta	*892*	*498*	*79,1%*
- su certificati di deposito	*746*	*888*	*-16,0%*
- su rapporti con banche	*178*	*311*	*-42,8%*
- su altre operazioni	*2.037*	*1.954*	*4,2%*
b) Risconti passivi	3.180	3.434	-7,4%
- su portafoglio sconto	*1.238*	*1.385*	*-10,6%*
- su commissioni per crediti di firma	*993*	*1.028*	*-3,4%*
- su altre operazioni	*949*	*1.021*	*-7,1%*
Totale ratei e risconti passivi	67.324	70.658	-4,7%

Sezione 10 - Le garanzie e gli impegni

10.1 Composizione della voce 10 delle garanzie ed impegni - Garanzie	31/12/2005	31/12/2004	variazione %
a) crediti di firma di natura commerciale	167.105	175.747	-4,9%
b) crediti di firma di natura finanziaria	585.402	298.991	95,8%
c) attività costituite in garanzia	6	8	-25,0%
Totale garanzie	752.513	474.746	58,5%

Le garanzie rilasciate sono così costituite:

	31/12/2005	31/12/2004	variazione %
Crediti di firma di natura commerciale	167.105	175.747	-4,9%
- accettazioni	*10.407*	*9.343*	*11,4%*
- avalli e fideiussioni	*121.207*	*135.866*	*-10,8%*
- aperture di credito documentarie	*35.491*	*30.538*	*16,2%*
Crediti di firma di natura finanziaria	585.402	298.991	95,8%
- avalli e fideiussioni	*585.402*	*298.991*	*95,8%*
Attività costituite a garanzia	6	8	-25,0%
- depositi cauzionali in titoli per conto terzi	*6*	*8*	*-25,0%*
Totale garanzie rilasciate	752.513	474.746	58,5%

L'aumento dei "Crediti di firma di natura finanziaria" è dovuto ad un incremento delle fideiussioni finanziarie rilasciate nel corso dell'anno 2005.

10.2 Composizione della voce 20 delle garanzie ed impegni - Impegni	31/12/2005	31/12/2004	variazione %
a impegni a erogare fondi a utilizzo certo	970.926	581.054	67,1%
b) impegni a erogare fondi a utilizzo incerto	75.934	107.666	-29,5%
Totale impegni	1.046.860	688.720	52,0%

Gli impegni a erogare fondi a utilizzo certo sono dettagliati come segue:

	31/12/2005	31/12/2004	variazione %
Titoli da ricevere per operazioni a termine e pronti contro termine da regolare e premi e margini da liquidare su contratti derivati	529.346	396.331	33,6%
Depositi in valuta da erogare a banche residenti e non residenti	77.063	23.322	230,4%
Margini disponibili su linee di credito irrevocabili concesse	363.597	160.988	125,9%
Altri impegni	920	413	122,8%
Totale impegni a erogare fondi a utilizzo certo	970.926	581.054	67,1%

L'incremento dei "Depositi in valuta da erogare a banche residenti e non residenti" è da attribuirsi all'ordinaria operatività della tesoreria.
La crescita dei "Margini disponibili su linee di credito irrevocabili concesse" è dovuta all'inclusione in tale voce di ulteriori tipologie di finanziamento, come previsto dalle disposizioni della Banca d'Italia.

Gli impegni a erogare fondi a utilizzo incerto sono così composti:

	31/12/2005	31/12/2004	variazione %
"Put options" emesse su titoli	59.391	77.941	-23,8%
Contributi da versare al FIP	0	14.174	-100,0%
Fondo Interbancario di Tutela dei Depositi	16.543	15.551	6,4%
Totale impegni a erogare fondi a utilizzo incerto	75.934	107.666	-29,5%

La diminuzione delle "put options" emesse su titoli è legata alla presenza, alla data di chiusura dell'esercizio 2005, di un minor numero di operazioni da regolare in scadenza nell'esercizio successivo.
L'impegno nei confronti del FIP si è estinto in seguito al versamento da parte della Banca dei contributi che erano stati sospesi in base all'accordo sindacale del 26 gennaio 2001; per ulteriori informazioni in proposito si rimanda a quanto riportato nella Sezione 7 della Parte B della presente nota integrativa.

10.3 Attività costituite in garanzia di propri debiti	31/12/2005 valore nominale	31/12/2005 valore di bilancio	31/12/2004 valore nominale	31/12/2004 valore di bilancio	variazione % valore nominale	variazione % valore di bilancio
Titoli a garanzia di anticipazioni della Banca d'Italia (depositati presso la Banca d'Italia)	69.500	69.565	82.500	82.541	-15,8%	-15,7%
Titoli a garanzia dell'emissione di assegni circolari propri (depositati presso la Banca d'Italia)	15.202	15.574	14.037	14.168	8,3%	9,9%
Titoli a garanzia di operazioni pronti contro termine di raccolta	884.462	873.594	844.648	844.821	4,7%	3,4%
Totale attività costituite in garanzia dei propri debiti	969.164	958.733	941.185	941.530	3,0%	1,8%

10.4 Margini attivi utilizzabili su linee di credito	31/12/2005	31/12/2004	variazione %
a) banche centrali			
- riserva obbligatoria mobilizzabile alla data di chiusura dell'esercizio	28.306	38.520	-26,5%
b) altre banche			
- linee di credito concesseci da banche	0	0	0,0%
Totale margini attivi utilizzabili su linee di credito	28.306	38.520	-26,5%

10.5 Operazioni a termine	Di copertura	Di negoziazione	Altre operazioni	Totali
1. Compravendite				
1.1 Titoli				
- acquisti	0	485.273	0	485.273
- vendite	0	338.976	0	338.976
1.2 Valute				
- valute contro valute	0	80.040	0	80.040
- acquisti contro euro	0	85.264	0	85.264
- vendite contro euro	0	73.615	0	73.615
2. Depositi e finanziamenti				
- da erogare	0	0	77.104	77.104
- da ricevere	0	0	12.176	12.176
Totale operazioni a termine	0	1.063.168	89.280	1.152.448

10.6 Contratti derivati su crediti	Di negoziazione	Altre operazioni	Totali
1. Acquisti di protezione	**0**	**0**	**0**
1.1 Con scambio di capitali	0	0	0
1.2 Senza scambio di capitali	0	0	0
2. Vendite di protezione	**0**	**7.359**	**7.359**
2.1 Con scambio di capitali	0	0	0
2.2 Senza scambio di capitali	0	7.359	7.359
Totale contratti derivati su crediti	0	7.359	7.359

L'importo esposto nella tabella 10.6 è interamente riferito ad un'operazione effettuata con primaria clientela, alla quale l'agenzia Moody's ha assegnato rating A1 e non è pertanto necessaria la rilevazione di accantonamenti in bilancio; in proposito si precisa che alla data di chiusura dell'esercizio non sono presenti rischi di controparte ovvero di natura finanziaria riferiti ad acquisti e vendite di protezione e di conseguenza non sono state compilate le tabelle 10.11 e 10.12.

Relativamente ai contratti derivati che fino allo scorso esercizio risultavano inclusi nella tabella 10.5, si rimanda a quanto riportato in calce alle tabelle 10.7 e successive; in particolare, i suddetti contratti derivati stipulati dalla Banca ed in essere alla data di chiusura dell'esercizio comprendevano:

- *Interest rate swap* per 383,7 milioni di euro a copertura del rischio di tasso connesso ai prestiti obbligazionari strutturati emessi dalla Banca;
- *Opzioni implicite* per 383,7 milioni di euro connesse ai suddetti prestiti obbligazionari indicati tra gli "Acquisti" nella colonna "Di copertura" e tra le "Vendite" nella colonna "Altre operazioni";
- *Interest rate swap* acquistati per 2.916,5 milioni di euro e venduti per 2.622,8 milioni di euro;nei suddetti importi sono ricompresi due contratti di *asset swap* di pari importo acquistati, rispettivamente, da BNP Paribas S.A. e Sanpaolo IMI S.p.A. nell'ambito dell'operazione di cartolarizzazione di mutui "in bonis" effettuata nel novembre 2002 (come indicato nella Sezione 11.8.2 della presente nota integrativa), a copertura del rischio di tasso di CR Firenze Mutui S.r.l., per un importo complessivamente pari a 360,5 milioni di euro;
- *Opzioni cap* acquistate per 725,2 milioni di euro ed emesse per 725,2 milioni di euro;
- *Opzioni floor* acquistate per 200,9 milioni di euro ed emesse per 100,9 milioni di euro;
- Opzioni vendute alla clientela, nell'ambito delle gestioni patrimoniali garantite di cui alla Sezione 12 della presente nota integrativa, per un importo complessivamente pari a 21,4 milioni di euro, interamente fronteggiato da acquisti di opzioni di copertura stipulate con Banca IMI S.p.A. e BNP Paribas S.A.;
- *Forward rate agreement* per 20,0 milioni di euro.

L'ammontare complessivo dei contratti derivati incorporati in strumenti finanziari è pari a 767,4 milioni di euro.

Nella Relazione sulla gestione sono state riportate tutte le informazioni relative agli impegni ed alle opzioni esistenti sulle partecipazioni rilevanti alla data di chiusura dell'esercizio; in proposito si precisa che in base agli elementi in nostro possesso non è risultata necessaria alcuna rilevazione in bilancio con riferimento alle suddette opzioni.

10.7 Derivati finanziari ripartiti per tipologie (valori nozionali)

	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori		
	Di negoziazione	Di copertura	Altre operazioni	Di negoziazione	Di copertura	Altre operazioni	Di negoziazione	Di copertura	Altre operazioni	Di negoziazione	Di copertura	Altre operazioni
1. Forward rate agreement	20.000	0	0	0	0	0	0	0	0	0	0	0
2. Interest rate swap	5.130.565	408.680	0	0	0	0	0	0	0	0	0	0
3. Domestic currency swap	0	0	0	0	0	0	0	0	0	0	0	0
4. Currency i.r.s.	0	0	0	0	0	0	0	0	0	0	0	0
5. Basis swap	366.411	0	0	0	0	0	0	0	0	0	0	0
6. Scambi di indici azionari	0	0	0	0	0	0	0	0	0	0	0	0
7. Scambi di indici reali	0	0	0	0	0	0	0	0	0	0	0	0
8. Futures	0	0	0	0	0	0	0	0	0	0	0	0
9. Opzioni cap												
- *acquistate*	*725.227*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
- *emesse*	*725.227*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
10. Opzioni floor												
- *acquistate*	*200.889*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
- *emesse*	*100.909*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
11. Altre opzioni												
- acquistate												
- *plain vanilla*	*126.200*	*383.680*	*0*	*11.786*	*21.364*	*0*	*37.797*	*0*	*0*	*0*	*0*	*0*
- *esotiche*	*806.375*	*0*	*0*	*0*	*0*	*0*	*5.321*	*0*	*0*	*0*	*0*	*0*
- *emesse*												
- *plain vanilla*	*264.960*	*0*	*383.680*	*44.885*	*0*	*0*	*37.797*	*0*	*0*	*0*	*0*	*0*
- *esotiche*	*804.375*	*0*	*0*	*0*	*0*	*0*	*5.327*	*0*	*0*	*0*	*0*	*0*
12. Altri contratti derivati	0	0	0	0	0	0	0	0	0	0	0	0

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari derivati distinti per tipologia di contratto.

10.8 Derivati finanziari: acquisto e vendita dei sottostanti (valori nozionali)

	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori		
	Di negoziazione	Di copertura	Altre operazioni	Di negoziazione	Di copertura	Altre operazioni	Di negoziazione	Di copertura	Altre operazioni	Di negoziazione	Di copertura	Altre operazioni
1. Operazioni con scambio di capitali												
- acquisti	542.704	0	0	57.958	0	0	128.638	0	0	0	0	0
- vendite	441.536	0	0	15.231	21.364	0	116.482	0	0	0	0	0
- valute contro valute	0	0	0	0	0	0	80.040	0	0	0	0	0
2. Operazioni senza scambio di capitali												
- acquisti	4.706.688	792.360	0	13.650	0	0	0	0	0	0	0	0
- vendite	4.374.290	0	383.680	0	0	0	0	0	0	0	0	0
- valute contro valute	0	0	0	0	0	0	0	0	0	0	0	0

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari derivati (comprese le operazioni a termine su titoli e valute) distinti per tipologia di contratto sottostante.

10.9 Derivati finanziari "over the counter": rischio di controparte

	Titoli di debito e tassi di interesse				Titoli di capitale e indici azionari				Tassi di cambio e oro				Altri valori			
	Valore nozionale	Fair value positivo		Esposizione futura	Valore nozionale	Fair value positivo		Esposizione futura	Valore nozionale	Fair value positivo		Esposizione futura	Valore nozionale	Fair value positivo		Esposizione futura
		Lordo	Compensato			Lordo	Compensato			Lordo	Compensato			Lordo	Compensato	
A. OPERAZIONI DI NEGOZIAZIONE	6.311.378	84.303	0	24.070	53.445	1.726	0	855	184.547	2.848	0	1.635	0	0	0	0
A.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
A.2 Enti pubblici	22.875	493	0	157	0	0	0	0	0	0	0	0	0	0	0	0
A.3 Banche	3.907.733	56.941	0	11.260	3.500	179	0	210	139.780	1.787	0	1.369	0	0	0	0
A.4 Società finanziarie	229.411	3.247	0	60	6.960	169	0	418	0	0	0	0	0	0	0	0
A.5 Assicurazioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
A.6 Imprese non finanziarie	2.138.180	23.560	0	12.570	1.723	69	0	5	44.683	1.060	0	265	0	0	0	0
B. OPERAZIONI DI COPERTURA	304.180	25.757	0	420	21.364	597	0	107	0	0	0	0	0	0	0	0
B.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.2 Enti pubblici	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.3 Banche	304.180	25.757	0	420	21.364	597	0	107								
B.4 Società finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.5 Assicurazioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.6 Imprese non finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.7 Altri soggetti	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C. ALTRE OPERAZIONI	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C.2 Enti pubblici	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C.3 Banche	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C.4 Società finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C.5 Assicurazioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C.6 Imprese non finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C.7 Altri soggetti	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Nella presente tabella figurano le informazioni relative all'esposizione creditizia su strumenti finanziari derivati (comprese le operazioni a termine su titoli e valute).

Il *fair value* compensato, riportato nelle tabelle 10.9 e 10.10, assume sempre valore pari a zero in quanto la Banca non ha in essere "accordi di compensazione", come definiti dalla normativa di vigilanza relativa al coefficiente di solvibilità (Circolare 155 del 18 dicembre 1991).

10.10 Derivati finanziari "over the counter": rischio finanziario

	Titoli di debito e tassi di interesse - Fair value negativo		Titoli di capitale e indici azionari - Fair value negativo		Tassi di cambio e oro - Fair value negativo		Altri valori - Fair value negativo	
	Lordo	Compensato	Lordo	Compensato	Lordo	Compensato	Lordo	Compensato
A. OPERAZIONI DI NEGOZIAZIONE	**59.718**	**0**	**1.465**	**0**	**2.077**	**0**	**0**	**0**
A.1 Governi e Banche Centrali	11	0	0	0	0	0	0	0
A.2 Enti pubblici	287	0	0	0	0	0	0	0
A.3 Banche	43.362	0	337	0	1.118	0	0	0
A.4 Società finanziarie	2.096	0	0	0	0	0	0	0
A.5 Assicurazioni	0	0	0	0	0	0	0	0
A.6 Imprese non finanziarie	13.957	0	49	0	952	0	0	0
A.7 Altri soggetti	7	0	1.079	0	7	0	0	0
B. OPERAZIONI DI COPERTURA	**3.915**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
B.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0
B.2 Enti pubblici	0	0	0	0	0	0	0	0
B.3 Banche	3.610	0	0	0	0	0	0	0
B.4 Società finanziarie	0	0	0	0	0	0	0	0
B.5 Assicurazioni	0	0	0	0	0	0	0	0
B.6 Imprese non finanziarie	305	0	0	0	0	0	0	0
B.7 Altri soggetti	0	0	0	0	0	0	0	0
C. ALTRE OPERAZIONI	**10.297**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
C.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0
C.2 Enti pubblici	0	0	0	0	0	0	0	0
C.3 Banche	3.691	0	0	0	0	0	0	0
C.4 Società finanziarie	0	0	0	0	0	0	0	0
C.5 Assicurazioni	0	0	0	0	0	0	0	0
C.6 Imprese non finanziarie	0	0	0	0	0	0	0	0
C.7 Altri soggetti	6.606	0	0	0	0	0	0	0

Nella presente tabella figurano le informazioni relative all'esposizione finanziaria su strumenti finanziari derivati (comprese le operazioni a termine su titoli e valute).

Sezione 11 - Concentrazione e distribuzione delle attività e delle passività

11.1 Grandi rischi	31/12/2005	31/12/2004	variazione %
a) ammontare	260.976	289.999	-10,0%
b) numero	1	1	0,0%

11.2 Distribuzione settoriale dei crediti verso la clientela (voce 40 dell'attivo)	31/12/2005		31/12/2004		variazione %
	Importi	% sul totale	Importi	% sul totale	dell'importo
a) Stati	45.262	0,5%	39.896	0,5%	13,4%
b) altri enti pubblici	169.419	1,9%	172.754	1,9%	-1,9%
c) società non finanziarie	5.012.627	56,6%	4.887.427	55,0%	2,6%
d) società finanziarie	677.211	7,6%	648.103	7,3%	4,5%
e) famiglie produttrici	781.833	8,8%	717.880	8,1%	8,9%
f) famiglie consumatrici	2.097.429	23,8%	1.800.448	20,3%	16,5%
g) altri operatori	78.365	0,9%	92.240	1,0%	-15,0%
Totale	8.862.146	100,0%	8.358.748	100,0%	6,0%

11.3 Distribuzione dei crediti verso imprese non finanziarie e famiglie produttrici residenti	31/12/2005		31/12/2004		variazione %
	Importi	% sul totale	Importi	% sul totale	dell'importo
a) Altri servizi destinati alla vendita	1.045.456	18,3%	1.093.182	19,7%	-4,4%
b) Servizi del commercio, recuperi e riparazioni	1.026.359	17,9%	1.025.316	18,5%	0,1%
c) Edilizia e opere pubbliche	753.978	13,1%	676.005	12,2%	11,5%
d) Tessili cuoio e calzature	507.779	8,8%	509.453	9,2%	-0,3%
e) Prodotti dell'agricoltura, silvicoltura e pesca	437.090	7,6%	368.051	6,6%	18,8%
f) Servizi di alberghi e pubblici esercizi	325.153	5,7%	324.515	5,8%	0,2%
g) Prodotti alimentari	225.999	3,9%	212.405	3,8%	6,4%
h) Altri prodotti industriali	203.629	3,5%	211.325	3,8%	-3,6%
i) Minerali e prodotti minerali non metallici	155.291	2,7%	163.260	2,9%	-4,9%
l) Prodotti metallici eslusi macchinari e mezzi	150.167	2,6%	134.992	2,4%	11,2%
m) Prodotti energetici	147.070	2,6%	150.344	2,7%	-2,2%
n) Carta e prodotti della stampa	104.234	1,8%	78.268	1,4%	33,2%
o) Macchine agricole e industriali	98.353	1,7%	98.473	1,8%	-0,1%
p) Materiale e forniture elettriche	94.306	1,6%	92.641	1,7%	1,8%
q) Mezzi di trasporto	73.160	1,3%	65.306	1,0%	12,0%
r) Servizi dei trasporti interni	72.787	1,3%	62.042	1,0%	17,3%
s) Prodotti chimici	71.521	1,2%	73.062	1,3%	-2,1%
t) Servizi connessi ai trasporti	60.279	1,0%	51.662	0,9%	16,7%
u) Prodotti in gomma e plastica	57.825	1,0%	60.171	0,9%	-3,9%
v) Altre branche	137.366	2,4%	121.403	2,2%	13,1%
Totale	5.747.802	100,0%	5.571.876	100,0%	3,2%

11.4 Distribuzione delle garanzie rilasciate per principali categorie di controparti	31/12/2005		31/12/2004		variazione %
	Importi	% sul totale	Importi	% sul totale	dell'importo
a) Stati	0	0,0%	0	0,0%	0,0%
b) altri enti pubblici	2.100	0,3%	1.683	0,2%	24,8%
c) banche	56.217	7,5%	32.597	4,3%	72,5%
d) società non finanziarie	655.392	87,1%	384.872	51,1%	70,3%
e) società finanziarie	10.665	1,4%	23.917	3,2%	-55,4%
f) famiglie produttrici	12.636	1,6%	13.114	1,6%	-3,6%
g) altri operatori	15.502	2,1%	18.563	2,5%	-16,5%
Totale	752.512	100,0%	474.746	100,0%	58,5%

11.5 Distribuzione territoriale delle attività e delle passività

Voci/Paesi	31/12/2005 Italia	Altri Paesi della U.E.	Altri Paesi	Totali	31/12/2004 Italia	Altri Paesi della U.E.	Altri Paesi	Totali	Variazione % Italia	Altri Paesi della U.E.	Altri Paesi	Totali
1. Attivo	**11.080.360**	**752.174**	**62.357**	**11.894.891**	**10.514.499**	**556.371**	**124.852**	**11.195.722**	**5,4%**	**35,2%**	**-40,5%**	**6,2%**
1.1 Crediti verso banche	1.306.514	168.342	15.907	1.490.763	1.164.086	207.222	71.803	1.443.111	12,2%	-18,8%	-77,8%	3,3%
1.2 Crediti verso clientela	8.802.299	54.417	5.430	8.862.146	8.312.658	42.576	3.514	8.358.748	5,9%	27,8%	54,5%	6,0%
1.3 Titoli	971.547	529.415	41.020	1.541.982	1.037.755	306.573	49.535	1.393.863	-6,4%	72,7%	-17,2%	10,6%
2. Passivo	**10.852.272**	**710.484**	**225.883**	**11.788.639**	**10.262.881**	**691.457**	**222.974**	**11.177.312**	**5,7%**	**2,8%**	**1,3%**	**5,5%**
2.1 Debiti verso banche	871.386	112.932	208.731	1.191.049	1.017.805	91.207	198.441	1.307.453	-14,4%	23,8%	4,2%	-8,9%
2.2 Debiti verso clientela	6.897.221	16.726	19.152	6.933.099	6.433.583	19.605	24.267	6.477.455	7,2%	-14,7%	-21,1%	7,0%
2.3 Debiti rappresentati da titoli	2.701.548	348	0	2.701.896	2.444.871	408	10	2.445.289	10,5%	100,0%	-100,0%	10,5%
2.4 Altri conti	382.117	580.478	0	962.595	366.622	580.237	256	947.115	4,2%	0,0%	-100,0%	1,6%
3. Garanzie e impegni	**1.521.353**	**268.830**	**9.190**	**1.799.373**	**820.143**	**94.574**	**11.476**	**926.193**	**85,5%**	**184,3%**	**-19,9%**	**94,3%**

11.6 Distribuzione temporale delle attività e delle passività

Voci/Durate residue	Durata determinata							Durata indeterminata	Totale Generale
				oltre 1 anno / fino a 5 anni		oltre 5 anni			
	a vista	fino a 3 mesi	oltre 3 mesi fino a 12 mesi	tasso fisso	tasso indicizzato	tasso fisso	tasso indicizzato		
1. Attivo	**2.997.996**	**4.948.102**	**4.335.492**	**4.575.510**	**2.430.983**	**1.423.268**	**2.149.266**	**181.693**	**23.042.310**
1.1 Titoli del Tesoro rifinanziabili	0	2.748	7.812	592	59.370	272	273	0	71.067
1.2 Crediti verso banche	156.607	419.884	632.608	235.034	0	0	10.000	36.630	1.490.763
1.3 Crediti verso clientela	2.587.315	1.008.718	897.027	453.381	1.579.167	580.827	1.610.648	145.063	8.862.146
1.4 Obbligazioni e altri titoli di debito	815	146.811	202.176	81.107	671.980	96.535	147.373	0	1.346.797
1.5 Operazioni "fuori bilancio"	253.259	3.369.941	2.595.869	3.805.396	120.466	745.634	380.972	0	11.271.537
2. Passivo	**6.818.791**	**5.298.419**	**4.029.403**	**3.475.242**	**1.858.943**	**796.837**	**781.754**	**0**	**23.059.389**
2.1 Debiti verso banche	316.728	788.986	23.702	31.585	0	30.048	0	0	1.191.049
2.2 Debiti verso clientela	6.353.230	494.447	85.422	0	0	0	0	0	6.933.099
2.3 Debiti rappresentati da titoli									
- obbligazioni	50.644	211.804	454.605	230.317	1.434.562	9.742	90.216	0	2.481.890
- certificati di deposito	5.820	69.302	55.013	9.336	625	0	0	0	140.096
- altri titoli	79.910	0	0	0	0	0	0	0	79.910
2.4 Passività subordinate	0	0	30.000	0	302.608	0	629.200	0	961.808
2.5 Operazioni "fuori bilancio"	12.459	3.733.880	3.380.661	3.204.004	121.148	757.047	62.338	0	11.271.537

11.7 Attività e passività in valuta	31/12/2005	31/12/2004	variazione %
a) attività	**285.445**	**329.725**	**-13,4%**
1. Crediti verso banche	196.179	220.383	-11,0%
2. Crediti verso clientela	83.500	106.475	-21,6%
3. Titoli	2.273	0	100,0%
4. Partecipazioni	0	0	0,0%
5. Altri conti	3.493	2.867	21,8%
b) passività	**293.252**	**246.783**	**18,8%**
1. Debiti verso banche	241.367	184.701	30,7%
2. Debiti verso clientela	51.885	62.082	-16,4%
3. Debiti rappresentati da titoli	0	0	0,0%
4. Altri conti	0	0	0,0%

11.8 Operazioni di cartolarizzazione

11.8.1 Cartolarizzazioni di terzi

La Banca detiene nel proprio portafoglio non immobilizzato titoli rappresentativi di cartolarizzazioni originate da terzi (BNP Paribas S.A.) per un valore di bilancio pari a circa 19,9 milioni di euro (20,0 milioni di euro di valore nominale), riferibili ad un portafoglio di *CDS* (Credit Default Swaps) pari a 1.000 milioni di euro nozionali di derivati su crediti diversificati per settore economico ed area geografica. La scadenza dei titoli è in data 28 agosto 2006.

11.8.2 Cartolarizzazioni proprie

Alla data di chiusura dell'esercizio la Banca aveva in corso le operazioni di cartolarizzazione di seguito descritte e relative a:

1) crediti in sofferenza, effettuata nel novembre 1999 tramite l'Arranger BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con "società veicolo" Perseo Finance S.r.l.; la motivazione strategica sottostante a tale operazione è stata di rendere liquidi crediti che per la loro natura presentavano caratteristiche di scarsa liquidità ed incertezza nei tempi di realizzo delle rispettive somme. L'operazione ha riguardato sofferenze nette complessivamente pari a circa 158 milioni di euro, relative a crediti derivanti da mutui e linee di credito assistite da ipoteche per un ammontare netto di circa 42,2 milioni di euro ed a crediti derivanti da finanziamenti in altre forme tecniche, tra cui conti correnti di corrispondenza, linee di credito, anticipi su fatture, ricevute bancarie, anticipi salvo buon fine, anticipi export, anticipi import, anticipi IVA, specialcrediti e specialprestiti, per un ammontare netto di circa 115,8 milioni di euro. A fronte dell'operazione in esame Perseo Finance S.r.l., di cui la Banca detiene un'interessenza pari al 60%, ha pagato un corrispettivo pari a circa 125,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 129 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di bilancio (in euro)	Rating all'emissione
A	85.000	Euribor a 6 mesi +140 bp	0	100	0	A/A2
B	44.000	2% fisso	44.000	100	94,77	0

I titoli di classe "B" sono subordinati al rimborso del capitale e degli interessi relativi ai titoli di classe "A". Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2015, con la possibilità di rimborso anticipato in relazione all'evoluzione degli incassi dei crediti ceduti. Alla Banca è demandata l'attività di amministrazione, gestione, incasso e recupero dei crediti ceduti, nel rispetto di una "Collection Policy" adottata in relazione alle posizioni "in sofferenza" di propria pertinenza. Per tale attività la Banca percepisce un compenso semestrale per un importo massimo fino al 4% degli incassi e dei recuperi effettuati. Alla data di chiusura dell'esercizio i titoli di classe "A" sono stati interamente rimborsati. In data 25 gennaio 2006 è stata rimborsata una tranche di circa 4,7 milioni di euro di titoli di classe B, portando l'ammontare del debito residuo a circa 30,2 milioni di euro per la tranche "B". Relativamente all'andamento dell'operazione si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere i titoli di classe "B" nel portafoglio della Banca sono stati svalutati per 2,3 milioni di euro, corrispondente al minor valore dei suddetti crediti rispetto alle esigenze. Per tali titoli viene svolta un'attività di monitoraggio mensile in grado di rilevare, partendo dal valore puntuale dei crediti oggetto dell'operazione, la valutazione dei titoli di classe "B" inclusi nel portafoglio della Banca. La situazione dell'operazione è illustrata nel seguente prospetto, predisposto da Perseo Finance S.r.l. in accordo con quanto richiesto dalla Banca d'Italia:

	31/12/2005	31/12/2004
A. Attività cartolarizzate	**30.345**	**42.605**
A 1) Crediti	30.345	42.605
A 2) Titoli	0	0
B. Impiego delle disponibilità rivenienti dalla gestione dei crediti	**6.025**	**8.914**
B 3) Liquidità	86	558
B 4) Investimenti	5.939	8.325
B 5) Ratei attivi	0	31
C. Titoli emessi	**34.866**	**44.000**
C 1) Titoli di classe "A"	0	0
C 2) Titoli di classe "B"	34.866	44.000
D. Finanziamenti ricevuti	**0**	**0**
E. Altre passività	**2.411**	**9.580**
E 1) Fornitori	343	499
E 2) Debiti diversi	1.758	8.695
E 3) Ratei passivi	310	386
F. Interessi passivi su titoli emessi	**791**	**1.101**
G. Commissioni e provvigioni a carico dell'operazione	**733**	**873**
G 1) Per il servizio di servicing	585	730
G 2) Per altri servizi:		
G2.a) Costi correnti	96	92
G2.b) Corporate expenses	52	51
H. Altri oneri	**5.840**	**7.610**
H 1) Spese e commissioni	1.782	2.353
H 2) Premio Interest Rate Cap	0	192
H 3) Rettifiche di valore su crediti:		
H3.a) Perdite su crediti	2.616	2.411
H3.b) Previsioni di perdite su crediti	1.442	2.654
I. Interessi generati dalle attività cartolarizzate	**601**	**787**
L. Altri ricavi	**7.918**	**8.419**
L 1) Interessi attivi	94	96
L 2) Riprese di valore su crediti	7.824	8.322
L 3) Altri ricavi	0	1

Per quanto riguarda il rischio di concentrazione sui crediti ceduti, esiste una posizione creditoria che rappresenta il 2,10% dei crediti in essere, mentre le altre sono singolarmente inferiori al 2% dei crediti in essere; la composizione del portafoglio è riportata nel seguente prospetto:

Fascia di importo (in euro)	N. posizioni	Totale portafoglio
tra euro 0,00 ed euro 25.822,84	1.670	5.544
tra euro 25.822,84 ed euro 77.468,53	190	8.508
tra euro 77.468,53 ed euro 258.228,45	92	12.447
oltre euro 258.228,45	11	3.846
Totale	1.963	30.345

Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce 130 "Altre attività", un importo pari a circa 1,2 milioni di euro relativo a crediti vantati dalla Banca nei confronti della società veicolo per spese sostenute in relazione all'incasso dei crediti cartolarizzati, che dovranno essere rimborsate entro il 30 giugno 2006 da Perseo Finance S.r.l. prioritariamente alla classe "B" dei titoli.

2) mutui in "bonis", effettuata nel quarto trimestre dell'anno 2002 tramite gli Arrangers Banca IMI S.p.A. e BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con società veicolo CR Firenze Mutui S.r.l.; tale operazione si è inserita in un contesto di attività volte a creare liquidità, ottenere un'equilibrata composizione del bilancio aziendale in presenza di una sostenuta crescita degli impieghi a medio-lungo termine e mantenere i ratios patrimoniali su margini adeguati rispetto ai minimi regolamentari. L'operazione ha riguardato un portafoglio di mutui ipotecari su immobili residenziali costituito da n. 8.968 operazioni erogate a n. 8.953 soggetti diversi per un ammontare complessivo in linea capitale di circa 509,0 milioni di euro, di cui circa 268,5 milioni di euro relativi a mutui a tasso fisso e circa 240,5 milioni di euro riferiti a mutui a tasso variabile, concessi per oltre il 99% in regioni del centro Italia ed aventi, alla data di cartolarizzazione, la seguente vita residua:

Vita residua	Capitale	Composizione %	N. operazioni
0-2	387	0,08%	23
2-4	2.171	0,43%	66
4-6	46.472	9,13%	1.224
6-8	100.259	19,70%	2.355
8-10	31.702	6,23%	591
10-12	113.446	22,29%	1.869
12-14	77.056	15,14%	1.161
14-16	7.709	1,51%	112
16-18	74.885	14,71%	957
18-20	25.902	5,09%	307
20-22	402	0,08%	5
22-24	8.862	1,74%	90
24-26	882	0,17%	7
26-28	11.787	2,32%	127
28-30	7.090	1,39%	74
Totale	509.012	100,00%	8.968

A fronte dell'operazione in esame CR Firenze Mutui S.r.l., di cui la Banca detiene un'interessenza pari al 10%, ha pagato un corrispettivo, comprensivo della quota di rateo interessi maturata sui mutui ceduti alla data del 18 novembre 2002, pari a circa 512,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 521,0 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di bilancio (in euro)	Rating all'emissione
A1	51.300	Euribor a 3 mesi + 19 bp	0	100	0	AAA/Aaa/AAA
A2	425.600	Euribor a 3 mesi + 28 bp	0	100	0	AAA/Aaa/AAA
B	28.200	Euribor a 3 mesi + 75 bp	0	100	0	A/A2/A
C	7.700	Euribor a 3 mesi + 145 bp	0	100	0	BBB/Baa2/BBB
D	8.205	Variabile	8.205	100	100	-

Il rimborso dei titoli di ciascuna classe è subordinato al rimborso del capitale e degli interessi delle classi precedenti. Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2034, con la possibilità di rimborso anticipato anche pro-quota a partire dal luglio 2004, seguendo la subordinazione degli stessi. Alla data di chiusura dell'esercizio sono stati interamente rimborsati i titoli A1 e parzialmente i titoli A2, per circa 107,6 milioni di euro. In data 26 gennaio 2006 è stata rimborsata un'ulteriore tranche di titoli A2 per circa 13,9 milioni di euro, riducendo l'ammontare di titoli A2 in circolazione a circa 304,1 milioni di euro. Alla Banca è demandata l'attività di "Servicing" dei mutui ceduti nel rispetto di una "Collection Policy"; per tale attività la Banca percepisce e rileva tra le commissioni attive un compenso trimestrale denominato "Servicing fee", pari allo 0,50% degli incassi, oltre ad una commissione aggiuntiva denominata "Additional servicing fee", da determinarsi di periodo in periodo e pari ad una percentuale del valore dei crediti gestiti e del rendimento dei titoli di classe "D". Relativamente all'andamento dell'operazione, si rileva che alla data di chiusura dell'esercizio il valore residuo dei crediti è sufficiente a rimborsare tutti gli impegni; conseguentemente, i titoli di classe "D" inclusi nel portafoglio della Banca sono mantenuti al valore di sottoscrizione, non ravvisando attualmente alcuna necessità di svalutazione. Per tali titoli viene svolta un'attività di monitoraggio trimestrale sull'andamento dell'operazione, in grado di rilevare la valutazione dei titoli di classe "D" inclusi nel portafoglio della Banca. La situazione dell'operazione è illustrata nel seguente prospetto, predisposto da CR Firenze Mutui S.r.l. in accordo con quanto richiesto dalla Banca d'Italia:

	31/12/2005	31/12/2004
A. Attività cartolarizzate	**345.417**	**399.888**
A 1) Crediti	344.588	398.898
A 3) Rateo attivo su interessi finanziamenti	829	990
B. Impiego delle disponibilità rivenienti dalla gestione dei crediti	**28.548**	**30.634**
B 1) Liquidità	1.035	1.703
B 2) Investimenti	24.916	25.960
B 3) Ratei attivi	2.573	2.952
B 4) Crediti verso gestione societaria	20	19
B 5) Risconti attivi	4	0
C. Titoli emessi	**362.079**	**418.986**
C 1) Titoli di classe A1	0	0
C 2) Titoli di classe A2	317.974	374.881
C 3) Titoli di classe B	28.200	28.200
C 4) Titoli di classe C	7.700	7.700
C 5) Titoli di classe D	8.205	8.205
D. Finanziamenti ricevuti	**0**	**0**
E. Altre passività	**11.885**	**11.536**
E 1) Fornitori per servizi resi alla cartolarizzazione	13	11
E 2) Debiti diversi	10.004	9.658
E 3) Ratei passivi per interessi su titoli emessi	1.854	1.867
E 4) Altri ratei e risconti	14	
F. Interessi passivi su titoli emessi	**10.372**	**12.655**
G. Commissioni e provvigioni a carico dell'operazione	**5.355**	**5.786**
G 1) Per l'attività di servicing	5.239	5.671
G 2) Per altri servizi	116	115
H. Altri oneri	**2.084**	**2.690**
H 1) Spese e commissioni	48	42
H 2) Differenziale negativo Swap	2.036	2.645
H 3) Perdite su crediti in sofferenze	0	3
I. Interessi generati dalle attività cartolarizzate	**16.967**	**19.624**
L. Altri ricavi	**845**	**1.505**
L 1) Interessi attivi	480	1.190
L 3) Altre commissioni attive	365	315

Si precisa che nell'ambito dell'operazione in esame sono stati stipulati contratti di asset swap a copertura del rischio di tasso di CR Firenze Mutui S.r.l. il cui valore nozionale, che alla data di chiusura dell'esercizio risulta pari a 360,5 milioni di euro, è stato incluso nella tabella 10.7 della presente nota integrativa.
Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 4,7 milioni di euro relativo a crediti vantati dalla Banca nei confronti della società veicolo per "additional servicing fee" ed interessi sui titoli di classe D in portafoglio della Banca maturati ma non ancora incassati.

Sezione 12 - Gestione e intermediazione per conto terzi

12.1 Negoziazione di titoli	31/12/2005	31/12/2004	variazione %
a) acquisti	**0**	**0**	**0,0%**
1. regolati	0	0	0,0%
2. non regolati	0	0	0,0%
b) vendite	**0**	**0**	**0,0%**
1. regolate	0	0	0,0%
2. non regolate	0	0	0,0%
Totale	0	0	0,0%

12.2 Gestioni patrimoniali	31/12/2005	31/12/2004	variazione %
1) titoli emessi dalla banca che redige il bilancio	0	26	-100,0%
2) altri titoli	2.836.289	2.320.709	22,2%
Totale gestioni patrimoniali	2.836.289	2.320.735	22,2%

Le gestioni patrimoniali includono gli investimenti effettuati per conto del Fondo Pensione Aperto "CRF Previdenza", costituito dalla Banca ai sensi del Decreto Legislativo n. 124/1993 ed articolato in quattro comparti (obbligazionario, obbligazionario bilanciato, bilanciato e bilanciato azionario); in accordo con la normativa vigente, i rendiconti dei singoli comparti vengono riportati in apposito allegato al presente bilancio. Relativamente alle gestioni patrimoniali a capitale protetto, a partire dall'esercizio 2002 la Banca ha effettuato due emissioni, denominate rispettivamente Orizzonti Sereni e Orizzonti Sereni Dinamici; la garanzia al cliente di poter recuperare quanto pattuito contrattualmente è stata assicurata tramite l'emissione di opzioni "put" a "premio zero" a favore della clientela sottoscrittrice, a fronte delle quali la Banca ha chiuso due distinte operazioni di copertura con intermediari di primaria importanza, per un importo pari al patrimonio investito. Il valore nozionale delle suddette opzioni, che alla data di chiusura dell'esercizio risulta complessivamente pari a circa 21,4 milioni di euro, è riportato nella tabelle 10.7 e 10.8 della presente nota integrativa. Per quanto riguarda l'operatività corrente, per un continuo e costante allineamento dei volumi oggetto di garanzia viene giornalmente riscontrato l'ammontare del portafoglio complessivo in gestione con la controparte istituzionale che fornisce la copertura.

12.3 Custodia e amministrazione di titoli	31/12/2005	31/12/2004	variazione %
a) titoli di terzi in deposito (escluse gestioni patrimoniali)	**15.396.143**	**15.138.967**	1,7%
1. Titoli emessi dalla banca che redige il bilancio	2.627.925	2.462.900	6,7%
- a custodia	*2.575.685*	*2.420.686*	*6,4%*
- a garanzia	*52.240*	*42.214*	*23,8%*
2. Altri titoli	12.768.218	12.676.067	0,7%
- a custodia	*12.449.843*	*12.584.380*	*-1,1%*
- a garanzia	*318.375*	*91.687*	*247,2%*
b) titoli di terzi depositati presso terzi	**14.985.000**	**14.753.324**	1,6%
- a custodia	14.613.966	14.618.303	0,0%
- a garanzia	371.034	135.021	174,8%
c) titoli di proprietà depositati presso terzi	**1.877.984**	**1.716.299**	9,4%

12.4 Incasso di crediti per conto di terzi: rettifiche dare	31/12/2005	31/12/2004	variazione %
a) rettifiche "dare"	**2.444.526**	**2.295.587**	6,5%
1. conti correnti	8.401	9.925	-15,4%
2. portafoglio centrale	1.520.549	1.410.530	7,8%
3. cassa	0	0	0,0%
4. altri conti	915.576	875.132	4,6%
b) rettifiche "avere"	**2.477.451**	**2.391.166**	3,6%
1. conti correnti	0	0	0,0%
2. cedenti effetti e documenti	2.100.804	2.047.904	2,6%
3. altri conti	376.647	343.262	9,7%

12.5 Altre operazioni	31/12/2005	31/12/2004	variazione %
Operazioni di finanziamento in "pool" gestite come capofila	21.710	18.884	15,0%

Nota integrativa

Parte C - Informazioni sul conto economico

Sezione 1 - Gli interessi attivi

1.1 Composizione della voce 10 "interessi attivi e proventi assimilati"	31/12/2005	31/12/2004	variazione %
a) su crediti verso banche	**31.112**	**28.295**	**10,0%**
- di cui: su crediti verso banche centrali	*2.626*	*2.420*	*8,5%*
b) su crediti verso clientela	**399.163**	**374.384**	**6,6%**
- di cui: su crediti con fondi di terzi in amministrazione	*9*	*12*	*-25,0%*
Gli interessi su crediti verso clientela si riferiscono alle seguenti forme tecniche:			
- sconti attivi	*4.282*	*4.780*	*-10,4%*
- conti correnti, anticipazioni, finanziamenti	*253.418*	*241.256*	*5,0%*
- mutui	*139.874*	*126.094*	*10,9%*
- prestiti su pegno	*720*	*735*	*-2,0%*
- sofferenze	*656*	*554*	*18,4%*
- operazioni pronti contro termine	*204*	*953*	*-78,6%*
c) su titoli di debito	**32.056**	**30.643**	**4,6%**
d) altri interessi attivi	**307**	**331**	**-7,3%**
e) saldo positivo dei differenziali su operazioni "di copertura"	**7.641**	**4.878**	**56,6%**
Totale interessi attivi e proventi assimilati	470.279	438.531	7,2%

Gli altri interessi attivi sono pressoché interamente relativi a crediti d'imposta.
L'incremento registrato dalla sottovoce "saldo positivo dei differenziali su operazioni di copertura" è legato alla copertura realizzata dalla Banca sulle proprie emissioni obbligazionarie strutturate, in considerazione dell'andamento della curva dei tassi nel periodo di riferimento.

1.2 Composizione della voce 10 "interessi passivi e oneri assimilati"	31/12/2005	31/12/2004	variazione %
a) su debiti verso banche	**29.980**	**24.739**	**21,2%**
- conti correnti, depositi e finanziamenti	22.019	18.635	18,2%
- operazioni pronti contro termine con Banca d'Italia	2.378	1.092	117,8%
- operazioni pronti contro termine con banche	5.583	5.012	11,4%
b) su debiti verso clientela	**60.054**	**59.378**	**1,1%**
- depositi e conti correnti	46.822	46.528	0,6%
- operazioni pronti contro termine	12.084	11.689	3,4%
- altri rapporti	1.148	1.161	-1,1%
c) su debiti rappresentati da titoli	**87.548**	**79.597**	**10,0%**
- obbligazioni	58.993	51.614	14,3%
- obbligazioni subordinate	26.144	23.921	9,3%
- certificati di deposito	2.411	4.062	-40,6%
d) su fondi di terzi in amministrazione	**0**	**0**	0,0%
e) su passività subordinate	**0**	**0**	0,0%
f) saldo negativo dei differenziali su operazioni di "copertura"	**0**	**0**	0,0%
Totale interessi passivi e oneri assimilati	177.582	163.714	8,5%

1.3 Dettaglio della voce 10 "interessi attivi e proventi assimilati"	31/12/2005	31/12/2004	variazione %
a) su attività in valuta	**6.308**	**6.166**	**2,3%**
- banche	2.397	3.193	-24,9%
- clientela ordinaria	3.909	2.969	31,7%
- titoli in valuta	2	4	-50,0%

1.4 Dettaglio della voce 20 "interessi passivi e oneri assimilati"	31/12/2005	31/12/2004	variazione %
b) su passività in valuta	**11.524**	5.790	99,0%
- banche	10.617	5.490	93,4%
- clientela ordinaria	907	300	202,3%

Sezione 2 - Le commissioni

2.1 Composizione della voce 40 "commissioni attive"	31/12/2005	31/12/2004	variazione %
a) garanzie rilasciate	**4.437**	**4.394**	**1,0%**
b) derivati su crediti	**103**	**0**	**100,0%**
c) servizi di gestione, intermediazione e consulenza:	**78.365**	**72.075**	**8,7%**
1. negoziazione di titoli	1.093	306	257,2%
2. negoziazione di valuta	2.292	2.298	-0,3%
3. gestioni patrimoniali	13.525	10.269	31,7%
3.1 individuali	*12.813*	*9.990*	*28,3%*
3.2 collettive	*712*	*279*	*155,2%*
4. custodia e amministrazione di titoli	2.292	2.517	-8,9%
5. banca depositaria	719	1.758	-59,1%
6. collocamento titoli	31.946	31.111	2,7%
7. raccolta ordini	3.147	2.340	34,5%
8. attività di consulenza	0	0	0,0%
9. distribuzione di servizi di terzi	23.351	21.476	8,7%
9.1 gestioni patrimoniali	*0*	*0*	*0,0%*
9.1.1 individuali	0	0	0,0%
9.1.2 collettive	0	0	0,0%
9.2 prodotti assicurativi	*23.351*	*21.476*	*8,7%*
9.3 altri prodotti	*0*	*0*	*0,0%*
d) servizi di incasso e pagamento	**47.169**	**46.378**	**1,7%**
e) servizi di servicing per operazioni di cartolarizzazione	**5.822**	**7.267**	**-19,9%**
f) esercizio di esattorie e ricevitorie	**0**	**0**	**0,0%**
g) altri servizi	**44.881**	**43.651**	**2,8%**
Totale commissioni attive	180.777	173.765	4,0%

2.2 Dettaglio della voce 40 "commissioni attive": canali distributivi dei prodotti e servizi	31/12/2005	31/12/2004	variazione %
a) presso propri sportelli:	**65.861**	**61.482**	**7,1%**
1. gestioni patrimoniali	12.897	10.100	27,7%
2. collocamento di titoli	29.673	30.042	-1,2%
3. servizi e prodotti di terzi	23.291	21.340	9,1%
b) offerta fuori sede:	**2.961**	**1.373**	**115,7%**
1. gestioni patrimoniali	629	169	272,2%
2. collocamento di titoli	2.272	1.069	112,5%
3. servizi e prodotti di terzi	60	135	-55,6%
Totale	68.822	62.855	9,5%

L'elevato incremento delle commissioni relative all'offerta fuori sede di prodotti e servizi è legato alla crescita organica e dimensionale della rete di promotori finanziari.

2.3 Composizione della voce 50 "commissioni passive"	31/12/2005	31/12/2004	variazione %
a) garanzie ricevute	**514**	**440**	16,8%
b) derivati su crediti	**0**	**0**	0,0%
c) servizi di gestione e intermediazione e consulenza	**10.668**	**7.251**	**47,1%**
1. negoziazione di titoli	745	577	29,1%
2. negoziazione di valute	0	0	0,0%
3. gestioni patrimoniali	488	428	14,0%
3.1 portafoglio proprio	*488*	*428*	*14,0%*
3.2 portafoglio di terzi	*0*	*0*	*0,0%*
4. custodia e amministrazione di titoli	1.163	1224	-5,0%
5. collocamento di titoli	11	23	-52,2%
6. offerta fuori sede di titoli, prodotti e servizi	8.261	4.999	65,3%
d) servizi di incasso e pagamento	**8.312**	7.768	7,0%
e) altri servizi	**2.353**	**2.568**	**-8,4%**
Totale commissioni passive	21.847	18.027	21,2%

Il rilevante incremento delle commissioni passive relative all'offerta fuori sede di titoli, prodotti e servizi è attribuibile prevalentemente all'aumento del numero dei promotori finanziari e dei relativi mezzi intermediati.

Sezione 3 - I prodotti e le perdite da operazioni finanziarie

3.1 Composizione della voce 60 "Profitti/perdite da operazioni finanziarie"

Voci/Operazioni	31/12/2005 Operazioni su titoli	31/12/2005 Operazioni su valute	31/12/2005 Altre operazioni	31/12/2004 Operazioni su titoli	31/12/2004 Operazioni su valute	31/12/2004 Altre operazioni	variazione % Operazioni su titoli	variazione % Operazioni su valute	variazione % Altre operazioni
A.1 Rivalutazioni	11.265	0	0	7.366	0	0	52,9%	0,0%	0,0%
A.2 Svalutazioni	-4.795	0	0	-1.906	0	0	151,6%	0,0%	0,0%
B. Altri profitti/perdite	7.478	8.134	4.786	13.082	5.164	8.028	-42,8%	57,5%	-40,4%
Totali	**13.948**	**8.134**	**4.786**	**18.542**	**5.164**	**8.028**	**-24,8%**	**57,5%**	**-40,4%**
1. Titoli di Stato	2.258			3.654			-38,2%		
2. Altri titoli di debito	3.888			9.784			-60,3%		
3. Titoli di capitale	7.820			4.249			84,0%		
4. *Contratti derivati su titoli*	-18			855			n.s.		

Le sottovoci A.1 e A.2 includono gli importi relativi alle operazioni "fuori bilancio" (acquisti e vendite non ancora regolate alla data di chiusura dell'esercizio); in proposito si precisa che tali operazioni risultano pareggiate.

	31/12/2005	31/12/2004	variazione %
La sottovoce "A.1. Rivalutazioni" è così composta:			
Rivalutazioni su portafoglio titoli			
Titoli di Stato	0	115	-100,0%
Altri titoli di debito	3.298	6.808	-51,6%
Titoli di capitale	7.967	443	n.s.
Totale Rivalutazioni	**11.265**	**7.366**	**52,9%**
La sottovoce "A.2. Svalutazioni" è così composta:			
Svalutazioni su portafoglio titoli			
Titoli di Stato	-123	0	100,0%
Altri titoli di debito	-3.356	-1.050	219,6%
Titoli di capitale	-1.316	-856	53,7%
Totale Svalutazioni	**-4.795**	**-1.906**	**151,6%**
La sottovoce "B. Altri profitti / perdite" è così composta:			
Operazioni su titoli	**7.478**	**13.082**	**-42,8%**
Utile da negoziazione titoli	7.496	12.227	-38,7%
Contratti derivati su titoli	-18	855	n.s.
- margini positivi	*17.373*	*3.465*	*401,4%*
- margini negativi	*-17.391*	*-2.610*	*566,3%*
Operazioni su valute	**8.134**	**5.164**	57,5%
Include i risultati delle valutazioni delle operazioni in bilancio e "fuori bilancio" effettuate a norma dell'articolo 21 del Decreto Legislativo n° 87/1992			
Altre operazioni	**4.786**	**8.028**	**-40,4%**
Proventi netti per differenziali su contratti derivati	4.786	8.028	-40,4%
Totale Altri profitti e perdite	**20.398**	**26.274**	**-22,4%**
Totale voce 60 del conto economico	**26.868**	**31.734**	**-15,3%**

Le "Rivalutazioni su portafoglio titoli" si riferiscono, per 6,7 milioni di euro, agli effetti del trasferimento di 430.968 azioni Fondiaria SAI dalla voce 70 "Partecipazioni" al comparto titoli detenuti per negoziazione. I "Proventi netti per differenziali su contratti derivati" risultano fortemente diminuiti a seguito di minori nuovi contratti regolati nell'esercizio.

Sezione 4 - Le spese amministrative

4.1 Numero medio dei dipendenti per categoria	31/12/2005	31/12/2004	variazione %
a) dirigenti	60	55	9,1%
b) quadri direttivi di 3° e 4° livello	455	446	2,0%
c) restante personale	2.819	2.823	-0,1%
Totale azienda	3.334	3.324	0,3%

Il numero medio di dipendenti dell'esercizio 2005 risulta incrementato di 10 unità rispetto all'anno precedente.

Numero puntuale dei dipendenti per categoria	31/12/2005	31/12/2004	variazione %
a) dirigenti	61	59	3,4%
b) quadri direttivi di 3° e 4° livello	458	452	1,3%
c) restante personale	2.837	2.800	1,3%
Totale azienda	3.356	3.311	1,4%

Alla data di chiusura dell'esercizio i dipendenti di ruolo risultano aumentati di 44 unità.

Le spese per il personale ammontano a 230,9 milioni di euro con un incremento, rispetto all'esercizio precedente, di 9,4 milioni di euro, pari al 4,2%; tali spese, oltre agli aumenti conseguenti al rinnovo del CCNL, ricomprendono i costi relativi ai dipendenti di Data Centro S.p.A., incorporata dalla Banca nel corso dell'anno 2005, che al 31 dicembre 2004 ammontavano a circa 2,3 milioni di euro, nonché un importo pari a 3,1 milioni di euro relativo ai contributi versati al Fondo Integrativo Pensioni a prestazione definita, che in precedenza venivano accantonati nella sottovoce 80 c) del passivo "Fondi per rischi ed oneri - Altri fondi".

Per quanto riguarda le altre spese amministrative, esposte nella sottovoce 80 b), viene di seguito riportato il relativo dettaglio suddiviso per categorie.

Composizione della voce 80 b) "altre spese amministrative"	31/12/2005	31/12/2004	variazione %
1) Costi delle tecnologie e outsourcing	**46.136**	**40.033**	15,2%
1.1) Canoni, licenze d'uso e spese di manutenzione software	13.568	8.123	67,0%
1.2) Canoni e spese di manutenzione hardware	2.200	2.217	-0,8%
1.3) Servizi di Information technology in outsourcing	20.072	21.025	-4,5%
1.4) Costi servizi telematici	10.296	8.668	18,8%
2) Gestione immobili e impianti	**15.180**	**14.660**	3,5%
2.1) Fitti passivi su immobili	10.489	9.878	6,2%
2.2) Manutenzione immobili in locazione	402	581	-30,8%
2.3) Manutenzione immobili di proprietà	1.322	1.537	-14,0%
2.4) Arredi, impianti e altri costi	2.967	2.664	11,4%
3) Spese generali	**46.401**	**44.443**	4,4%
3.1) Spese postali e di recapito	6.223	6.400	-2,8%
3.2) Materiali di consumo	1.378	1.353	1,8%
3.3) Contazione denaro	799	885	-9,7%
3.4) Trasporti e facchinaggio	3.944	3.697	6,7%
3.5) Forniture generali	6.764	7.008	-3,5%
3.6) Pulizia	3.791	3.600	5,3%
3.7) Vigilanza	967	899	7,6%
3.8) Compensi amministratori e sindaci	1.735	1.785	-2,8%
3.9) Rimborsi dipendenti distaccati	6.271	3.596	74,4%
3.10) Prestazioni per servizi accentrati	10.114	10.391	-2,7%
3.11) Altre spese generali	4.415	4.829	-8,6%
4) Costi professionali e assicurativi	**15.801**	**14.752**	7,1%
4.1) Consulenze	5.995	5.317	12,8%
4.2) Spese legali, notarili e visure	4.289	3.728	15,0%
4.3) Premi assicurazioni	5.517	5.681	-2,9%
4.4) Altri costi	0	26	-100,0%
5) Marketing e pubblicità	**8.263**	**6.738**	22,6%
5.1) Comunicazione esterna	7.270	5.730	26,9%
5.2) Quote associative	839	831	1,0%
5.3) Abbonamento e acquisto riviste	141	168	-16,1%
5.4) Altre spese residuali	13	9	44,4%
6) Imposte indirette e tasse	**29.486**	**24.421**	20,7%
6.1) Imposta di bollo	22.619	17.859	26,7%
6.2) Imposta sostitutiva ex D.P.R. n. 601/1973	4.325	3.427	26,2%
6.3) Imposta comunale sugli immobili	945	955	-1,0%
6.4) Altre imposte e tasse	1.597	2.180	-26,7%
Totale voce 80 b) "Altre spese amministrative"	161.267	145.047	11,2%

L'incremento complessivo dei "Costi delle tecnologie e outsourcing" è prevalentemente connesso all'adeguamento delle procedure aziendali alle novità normative in materia di vigilanza (Basilea 2) e di redazione dei bilanci (adozione dei principi contabili internazionali IAS/IFRS) nonché all'incorporazione di Data Centro S.p.A.
L'aumento dei "Rimborsi dipendenti distaccati" è dovuto all'incremento dell'utilizzo da parte della Banca di personale proveniente da altre società del Gruppo Banca CR Firenze.
La crescita delle spese per "Comunicazione esterna" è dovuta ai costi sostenuti per la pubblicità delle nuove campagne commerciali e per la sponsorizzazione di numerosi eventi culturali e sportivi.
L'incremento dell'imposta di bollo e dell'imposta sostitutiva prevista dal D.P.R. n. 601/1973 è prevalentemente dovuto alla lievitazione delle tariffe di bollo e dell'aliquota applicata sui finanziamenti a medio-lungo termine; si segnala peraltro che tali importi si riferiscono per la quasi totalità ad operazioni di pertinenza della clientela, recuperati mediante riaddebiti rilevati nella voce 70 "Altri proventi di gestione" del conto economico.

Sezione 5 - Le rettifiche, le riprese e gli accantonamenti

Composizione della voce 90 "rettifiche di valore su immobilizzazioni materiali e immateriali"	31/12/2005	31/12/2004	variazione %
Software ad utilizzo pluriennale	19.283	21.182	-9,0%
Avviamento	1.184	1.173	0,9%
Spese pluriennali per lavori su immobili di terzi	1.224	878	39,4%
Immobili	7.124	7.197	-1,0%
Mobili, impianti, macchinari e attrezzature	6.118	6.370	-4,0%
Totale rettifiche di valore su immobilizzazioni materiali e immateriali	34.933	36.800	-5,1%

Composizione della voce 100 "accantonamenti per rischi ed oneri"	31/12/2005	31/12/2004	variazione %
Rischi ed oneri relativi al personale	3.216	8.066	-60,1%
Rischi ed oneri su crediti cartolarizzati	1.015	585	73,5%
Rischi ed oneri per operazioni a premi	229	0	100,0%
Rischi ed oneri diversi	6.045	924	n.s.
Totale accantonamenti per rischi ed oneri	10.505	9.575	9,7%

Nell'esercizio 2004 gli accantonamenti per rischi ed oneri relativi al personale includevano un importo, pari a 3,7 milioni di euro, relativo ai contributi da versare al Fondo Integrativo Pensioni a prestazione definita, la cui liquidazione era stata sospesa in forza degli accordi sottoscritti con le controparti sindacali nell'anno 2001; nel corso dell'esercizio 2005 tale sospensione è venuta meno e gli importi relativi ai suddetti contributi sono stati pertanto rilevati nella sottovoce 80 a) "Spese per il personale" del conto economico.
L'incremento degli accantonamenti per rischi ed oneri diversi deriva prevalentemente dalle presumibili occorrenze manifestatesi nell'anno 2005.

5.1 Composizione della voce 120 "rettifiche di valore su crediti e accantonamenti per garanzie e impegni"	31/12/2005	31/12/2004	variazione %
a) **rettifiche di valore su crediti**	**47.291**	47.577	-0,6%
di cui:			
- rettifiche forfettarie per rischio paese	267	135	97,8%
- altre rettifiche forfettarie	0	0	0,0%
b) **accantonamenti per garanzie e impegni**	**264**	0	100,0%
di cui:			
- accantonamenti forfettari per rischio paese	31	0	100,0%
- altri accantonamenti forfettari	0	0	0,0%
Totale rettifiche di valore su crediti e accantonamenti per garanzie e impegni	47.555	47.577	0,0%

Le "rettifiche di valore su crediti" includono un importo, pari a 3,9 milioni di euro, relativo alla svalutazione su base analitica della categoria "Crediti scaduti/sconfinati da oltre 180 giorni", effettuata secondo le disposizioni emanate dalla Banca d'Italia in data 5 agosto 2005.

Composizione analitica della voce 120	31/12/2005	31/12/2004	variazione %
Rettifiche di valore su crediti per cassa per chiusura delle posizioni	401	13.927	-97,1%
- *verso clientela*	*401*	*13.927*	*-97,1%*
Rettifiche di valore su crediti per cassa emergenti in sede di valutazione di fine esercizio	46.856	33.515	39,8%
- *verso clientela*	*46.856*	*33.515*	*39,8%*
Rettifiche di valore forfettarie su crediti per cassa	267	135	97,8%
- *verso clientela per rischio paese*	*267*	*135*	*97,8%*
Accantonamenti forfettari per rischio paese su crediti di firma	31	0	100,0%
- *verso clientela*	*31*	*0*	*100,0%*
Totale rettifiche di valore su crediti e accantonamenti per garanzie e impegni	47.555	47.577	0,0%

Composizione della voce 130 "riprese di valore su crediti e su accantonamenti per garanzie e impegni"	31/12/2005	31/12/2004	variazione %
Riprese di valore su crediti per cassa per chiusura delle posizioni	2.241	1.636	37,0%
- *su crediti verso clientela ex articolo 3, comma 108, Legge n. 549/1995*	*9*	*10*	*-10,0%*
- *su altri crediti verso clientela*	*2.232*	*1.626*	*37,3%*
Riprese di valore (rivalutazioni) emergenti in sede di valutazione di fine esercizio su crediti precedentemente svalutati e su accantonamenti per garanzie e impegni	14.900	11.097	34,3%
- *su crediti per cassa verso clientela ex articolo 3, comma 108, Legge n. 549/1995*	*35*	*258*	*-86,4%*
- *su altri crediti per cassa verso clientela*	*14.864*	*10.377*	*43,2%*
- *su crediti di firma verso clientela e verso banche*	*1*	*462*	*-99,8%*
Riprese di valore per crediti incassati in misura superiore al valore di bilancio	6.083	4.747	28,1%
- *su crediti per cassa verso clientela ex articolo 3, comma 108, Legge n. 549/1995*	*61*	*62*	*-1,6%*
- *su altri crediti per cassa verso clientela*	*6.022*	*4.685*	*28,5%*
Riprese di valore per recuperi su posizioni in "sofferenza" passate a perdite nei precedenti esercizi	4.730	3.676	28,7%
Totale riprese di valore su crediti e su accantonamenti per garanzie e impegni	27.954	21.156	32,1%

Composizione della voce 140 "accantonamenti ai fondi rischi su crediti"	31/12/2005	31/12/2004	variazione %
Accantonamento per rischi su crediti in conto capitale in sospensione d'imposta nei limiti previsti dal D.P.R. n. 917/1986	20.500	17.500	17,1%
Totale accantonamenti ai fondi rischi su crediti	20.500	17.500	17,1%

Composizione della voce 150 "rettifiche di valore su immobilizzazioni finanziarie"	31/12/2005	31/12/2004	variazione %
Le suddette rettifiche, calcolate in base all'articolo 18 del Decreto Legislativo n. 87/1992, si riferiscono a:			
Partecipazioni in imprese del Gruppo	2.080	350	494,3%
Cerit S.p.A. - Firenze - enti finanziari	*1.654*	*0*	*100,0%*
Immobiliare Nuova Sede S.r.l. - Firenze - altre società	*426*	*265*	*60,8%*
City Life S.p.A. - Firenze - altre società	*0*	*85*	*-100,0%*
Altre partecipazioni	2.739	2.249	21,8%
Sanpaolo Imi Private Equity Scheme B.V - Amsterdam (NL) - altre società	*1.738*	*2.014*	*-13,7%*
Eurobic Toscana Sud S.p.A. - Poggibonsi (SI) - altre società	*1*	*0*	*100,0%*
Agenzia Fiorentina per l'Energia S.r.l. - Firenze - altre società	*0*	*1*	*-100,0%*
Immobiliare Novoli S.p.A. - altre società	*182*	*219*	*-16,9%*
Edizioni Design S.p.A. - altre società	*690*	*0*	*100,0%*
Siena Parcheggi S.p.A. - Siena - altre società	*18*	*10*	*80,0%*
Firenze Fiera S.p.A. - Firenze - altre società	*52*	*4*	*n.s.*
Firenze Mostre S.p.A. - Firenze - altre società	*58*	*0*	*100,0%*
Patto 2000 S.c.r.l. - Città della Pieve (PG) - altre società	*0*	*1*	*-100,0%*
Totale rettifiche di valore su immobilizzazioni finanziarie	4.819	2.599	85,4%

Composizione della voce 160 "riprese di valore su immobilizzazioni finanziarie"	31/12/2005	31/12/2004	variazione %
Le suddette riprese, calcolate in base all'articolo 18 del Decreto Legislativo n. 87/1992, si riferiscono a :			
Altre partecipazioni	10	37	-73,0%
Centro Affari e Convegni Arezzo S.p.A. - Arezzo - altre società	9	0	100,0%
Grosseto sviluppo S.p.A. - Grosseto - altre società	1	0	100,0%
Caricentro Servizi S.r.l. - Firenze - altre società	0	1	-100,0%
Welcome Italia S.p.A. - Massarosa (Lu) - altre società	0	29	-100,0%
Centrale dei bilanci S.r.l. - Torino -altre società	0	5	-100,0%
Eurobic Toscana Sud S.p.A. - Poggibonsi (SI) - altre società	0	2	-100,0%
Totale riprese di valore su immobilizzazioni finanziarie	10	37	-73,0%

Sezione 6 - Altre voci del conto economico

Composizione della voce 30 "dividendi e altri proventi"	31/12/2005	31/12/2004	Variazione %
Cassa di Risparmio di Mirandola S.p.A.	4.267	2.133	100,0%
Cassa di Risparmio di Orvieto S.p.A.	1.461	1.441	1,4%
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni ordinarie	4.056	4.547	-10,8%
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni di risparmio	1.126	1.235	-8,8%
Cassa di Risparmio di Civitavecchia S.p.A.	2.514	2.011	25,0%
Cassa di Risparmio della Spezia S.p.A.	3.202	1.796	78,3%
Findomestic Banca S.p.A.	25.472	21.226	20,0%
Totale enti creditizi	42.098	34.389	22,4%
CR Firenze Gestion Internationale S.A.	8.800	5.040	74,6%
Totale enti finanziari	8.800	5.040	74,6%
Centrovita Assicurazioni S.p.A.	4.876	3.715	31,3%
Data Centro S.p.A.	0	202	-100,0%
Infogroup S.p.A.	1.269	1.269	0,0%
Totale altre società	6.145	5.186	18,5%
Totale Partecipazioni Gruppo (*)	**57.043**	**44.615**	**27,9%**
CFT Finanziaria S.p.A.	0	470	-100,0%
Centro Leasing S.p.A.	2.002	1.860	7,6%
Totale enti finanziari	2.002	2.330	-14,1%
Arval Service Lease Italia S.p.A.	0	81	-100,0%
Totale altre società	0	81	-100,0%
Totale Partecipazioni in società collegate	**2.002**	**2.411**	**-17,0%**
Banca d'Italia	880	838	5,0%
Totale enti non creditizi	880	838	5,0%
Cassa dei Risparmi di Forlì S.p.A. azioni ordinarie	1.226	1.226	0,0%
Cassa dei Risparmi di Forlì S.p.A. azioni privilegiate	169	169	0,2%
Sanpaolo IMI S.p.A.	4.544	3.770	20,5%
Cassa di Risparmio di Ravenna S.p.A.	101	95	6,4%
Totale enti creditizi	6.040	5.260	14,8%
Centrale dei Bilanci S.r.l.	6	3	100,0%
CRIF S.p.A.	0	28	-100,0%
Brain Tecnology S.p.A.	31	0	100,0%
Engineering S.p.A.	36	36	0,0%
Fondiaria SAI S.p.A.	825	772	6,9%
Sì Holding S.p.A.	143	99	44,4%
Società per i Servizi Bancari S.S.B. S.p.A.	9	8	12,5%
SIA Società Interbancaria per l'Automazione - Cedborsa S.p.A.	4	3	33,3%
Siteba S.p.A.	18	16	12,5%
Totale altre società	1.072	965	11,2%
Totale Partecipazioni in altre società	**7.992**	**7.063**	**13,2%**
Dividendi su azioni detenute per "trading"	619	451	37,3%
Totale dividendi e altri proventi	67.656	54.540	24,0%

(*) Tali importi sono riferiti a società consolidate con il metodo integrale ed a Findomestic Banca S.p.A., sottoposta a controllo congiunto ai sensi dell'articolo 35 del Decreto Legislativo n. 87/1992 e consolidata con il metodo del patrimonio netto in applicazione dello IAS 31.

Composizione della voce 65 "ricavi netti su investimenti dei fondi di quiescenza e per obblighi simili"	31/12/2005	31/12/2004	variazione %
Interessi attivi su titoli	2.392	2.380	0,5%
Premi su opzioni (al netto dei premi pagati)	9.231	7.794	18,4%
Accantonamento al Fondo per rischi ed oneri per operazioni fuori bilancio del FIP	-298	-61	100,0%
Perdite nette da negoziazione titoli	-6.236	-6.192	0,7%
Svalutazione dei titoli non immobilizzati	-1.080	-457	136,3%
Rivalutazione dei titoli non immobilizzati	22	163	-86,5%
Altri ricavi netti di pertinenza del FIP	4.204	2.050	105,1%
Totale ricavi netti su investimenti dei fondi di quiescenza e per obblighi simili	8.235	5.677	45,1%

Nel presente bilancio viene fornita specifica evidenza dei costi e ricavi connessi agli investimenti di pertinenza dei Fondi Integrativi di Previdenza "interni", per i quali è stato costituito il Patrimonio di destinazione ai sensi dell'articolo 2117 c.c.; tali componenti di reddito vengono riportate nello schema di conto economico alle voci 65 "Ricavi netti su investimenti dei fondi di quiescenza e per obblighi simili" e 85 "Accantonamenti dei ricavi netti su investimenti dei fondi di quiescenza e per obblighi simili", aventi identico saldo.
Si ricorda inoltre che al presente bilancio viene allegato il Rendiconto patrimoniale ed economico annuale dei suddetti Fondi e che nella presente sezione della nota integrativa viene fornita, secondo quanto richiesto da una nota tecnica diffusa dalla Banca d'Italia, la composizione della voce 65.

6.1 Composizione della voce 70 "altri proventi di gestione"	31/12/2005	31/12/2004	variazione %
Recupero spese su depositi a risparmio e su conti creditori	44.270	44.363	-0,2%
Recupero spese da clientela per:	33.202	25.824	28,6%
- bolli su documenti contabili	*22.473*	*17.377*	*29,3%*
- crediti in sofferenza	*3.301*	*2.051*	*60,9%*
- altri recuperi	*7.428*	*6.396*	*16,1%*
Fitti attivi su immobili	1.209	1.378	-12,3%
Recupero spese per il personale distaccato presso altre società	4.602	4.155	10,8%
Recupero spese da altre società del Gruppo	8.787	3.962	121,8%
Proventi diversi	3.539	1.916	84,7%
Totale altri proventi di gestione	95.609	81.598	17,2%

L'incremento dei recuperi spese da clientela è prevalentemente dovuto alla lievitazione delle tariffe di bollo e dell'aliquota dell'imposta sostitutiva applicata sui finanziamenti a medio-lungo termine, corrisposte dalla Banca e riaddebitate alla clientela.
L'aumento dei recuperi di spese da altre società del Gruppo deriva dall'incorporazione di Data Centro S.p.A., avvenuta nell'anno 2005, che ha comportato l'inclusione in tali recuperi dei ricavi relativi all'attività di "servicing" di servizi telematici precedentemente svolta dalla suddetta società verso il Gruppo Banca CR Firenze.

6.2 Composizione della voce 110 "altri oneri di gestione"	31/12/2005	31/12/2004	variazione %
Oneri per acquisizione affari e servizi	2.056	1.759	16,9%
Retrocessioni e abbuoni alla clientela	374	294	27,2%
Canoni passivi su immobilizzazioni detenute in leasing	380	373	1,9%
Altri oneri di gestione	1.230	1.277	-3,7%
Totale altri oneri di gestione	4.040	3.703	9,1%

6.3 Composizione della voce 180 "proventi straordinari"	31/12/2005	31/12/2004	variazione %
Utili da realizzi di immobilizzazioni materiali	4.050	1.503	169,5%
Utili da realizzi di partecipazioni	10.770	9.388	14,7%
Resti di vendita su pegno prescritti a norma della legge sul pegno	77	83	-7,2%
Incasso di crediti per interessi di mora ritenuti recuperabili	0	1.714	-100,0%
Rivalutazione delle rimanenze iniziali dei titoli non immobilizzati quotati dovuta alla valutazione di tali titoli in base al prezzo puntuale di fine periodo	416	0	100,0%
Componenti di reddito relativi ad esercizi precedenti	367	0	100,0%
Altre sopravvenienze attive	1.960	1.601	22,4%
Totale proventi straordinari	17.640	14.289	23,5%

Al 31 dicembre 2005 la sottovoce "Incasso di crediti per interessi di mora ritenuti recuperabili" non risulta valorizzata, in quanto a partire dallo scorso anno tutti gli interessi di mora non ancora incassati alla data di chiusura dell'esercizio vengono prudenzialmente ritenuti non recuperabili e sono fronteggiati da fondi svalutazione rettificativi di pari importo, rilevando di conseguenza gli eventuali successivi incassi nella voce 130 "Riprese di valore su crediti e su accantonamenti per garanzie e impegni" del conto economico.

6.4 Composizione della voce 190 "oneri straordinari"	31/12/2005	31/12/2004	variazione %
Oneri per esodi incentivati in seguito a ristrutturazioni interne	4.252	5.539	-23,2%
Ripianamento perdite società partecipate	0	342	-100,0%
Perdite per rapine in franchigia assicurativa	397	430	-7,7%
Apporto alla riserva statutaria dei resti su vendita su pegno	77	83	-7,2%
Componenti di reddito relativi ad esercizi precedenti	581	3.067	-81,1%
Altre sopravvenienze passive	1.432	3.431	-58,3%
Totale oneri straordinari	6.739	12.892	-47,7%

6.5 Composizione della voce 220 "imposte sul reddito di esercizio"	31/12/2005	31/12/2004	variazione %
1. Imposte correnti (-)	-52.999	-37.350	41,9%
2. Variazione delle imposte anticipate (+/-)	5.292	-312	n.s.
3. Variazione delle imposte differite (-/+)	-293	-2.076	-85,9%
4. Imposte sul reddito dell'esercizio (-1+/-2-/+3)	-48.000	-39.738	20,8%

La variazione delle imposte anticipate, riportata in dettaglio nella tabella 7.4 della Parte B della presente nota integrativa, è prevalentemente dovuta alla parte dell'accantonamento effettuato nell'anno 2005 ai "Fondi rischi su crediti" (voce 90 del passivo dello stato patrimoniale) eccedente la quota fiscalmente deducibile ai sensi dell'articolo 106, 3° comma, del D.P.R. n. 917/1986.

Sezione 7 - Altre informazioni sul conto economico

7.1 Distribuzione territoriale dei proventi

La Banca non ha filiali estere e non svolge attività bancaria al di fuori dello Stato Italiano; tutti i proventi sono pertanto attribuibili al mercato nazionale.

Nota integrativa

Parte D - Altre informazioni

Sezione 1 - Gli amministratori e i sindaci

1.1 Compensi Cognome e nome	Carica ricoperta	Emolumenti per la carica	Benefici non monetari	Bonus e altri incentivi	Altri compensi
I compensi percepiti nell'esercizio dagli Amministratori, dai Sindaci e dal Direttore Generale sono stati i seguenti (importi in euro)					
BENEDETTI Aureliano	Presidente	455.200	10.908	0	41.040
BUSI Giampiero	Vice Presidente	186.100	10.424	0	0
ANTINORI Piero	Consigliere	33.000	10.424	0	0
CLAMON Jean	Consigliere	31.500	10.424	0	0
CORSI Francesco	Consigliere	44.200	10.424	0	1.500
FOLONARI Ambrogio	Consigliere	33.900	10.424	0	0
GINORI LISCI Lionardo	Consigliere	33.300	10.424	0	0
MARZILI Pier Giovanni	Consigliere	90.900	11.242	0	89.046
MATTERA Massimo	Consigliere	78.600	10.424	0	0
MORBIDELLI Giuseppe	Consigliere	84.600	10.468	0	10.218
BUSSOLOTTO Pio	Consigliere	84.900	10.424	0	0
SPADAFORA Giuseppe	Consigliere	86.400	10.424	0	0
MANULI Mario	Consigliere	33.600	10.424	0	0
COLOMEICIUC Alessio	Consigliere	33.600	10.424	0	0
FIORI Vieri	Presidente Collegio Sindacale	81.100	11.529	0	53.446
SACCONI Marco	Sindaco effettivo	55.100	11.127	0	35.922
MURATORI Domenico	Sindaco effettivo	54.500	10.424	0	0
FALBO Angelo	Sindaco supplente	0	0	0	0
SANSONI Guido	Sindaco supplente	0	0	0	0
MOSCATELLI Lino *	Direttore Generale	455.310	19.279	503.291	13.130
Totale		1.955.810	199.641	503.291	244.302

(*) Percettore di *bonus* L. 243/2004.

1.2 Crediti e garanzie rilasciate	31/12/2005	31/12/2004	variazione %
a) amministratori	12.462	13.506	-7,7%
b) sindaci	0	0	0,0%
Totale	12.462	13.506	-7,7%

Informazioni generali sui piani di stock option e stock granting

In merito alle caratteristiche dei piani di stock option e stock granting si rimanda a quanto riportato nella Relazione sulla gestione.

Ai fini di quanto disposto dall'Allegato 3C - Schema 2 del Regolamento Emittenti approvato con delibera Consob n° 11971 del 14 maggio 1999 e successive modifiche e integrazioni, si precisa che gli Amministratori della Banca non sono interessati dai piani sopra descritti, mentre per quanto riguarda il Direttore Generale si forniscono le seguenti informazioni sulle variazioni avvenute nel corso dell'esercizio 2005, distinguendo fra prima e seconda tranche del piano di stock option.

		Quote detenute all'inizio dell'esercizio			Quote assegnate nel corso dell'esercizio			Quote esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio		
Nome	Carica	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Scadenza	N° opzioni	Prezzo di esercizio	Prezzo di mercato all'esercizio	N° opzioni	N° opzioni	Prezzo di esercizio	Scadenza
Lino Moscatelli	Direttore Generale (stock option 1° tranche)	233.701	1,225 euro	16/10/2006	assegnazione completata nel 2000			160.000	1,225 euro	2,090 euro	0	73.701	1,225 euro	16/10/2006
Lino Moscatelli	Direttore Generale (stock option 2° tranche)	195.488	*1,103 euro*	*01/08/2009*	*assegnazione completata nel 2003*			opzioni non ancora esercitabili	*0*	*0*	*0*	195.488	*1,103 euro*	*01/08/2009*

Sezione 2 - Impresa capogruppo o ente creditizio comunitario controllante

2.1 Denominazione

Banca CR Firenze S.p.A.

2.2 Sede

Via Bufalini, 4/6 - Firenze

Prospetto delle variazioni dei conti capitale, sovrapprezzi di emissione, riserve, fondo per rischi bancari generali e utile d'esercizio

Voci	Capitale	Sovrapprezzi di emissione	Riserva legale	Riserva per statutaria	Altre riserve	Riserve di rivalutazione	Fondo per rischi bancari generali	Utile d'esercizio	Totale
Saldi al 31 dicembre 2004	**647.633**	**56.319**	**124.287**	**10.309**	**119.956**	**0**	**62.475**	**96.974**	**1.117.953**
Destinazione dell'utile dell'esercizio 2004 a seguito della delibera dell'Assemblea dei Soci del 28 aprile 2005			6.070	24	30.500			-96.974	-60.380
Aumento delle "altre riserve" in seguito all'incorporazione di Data Centro S.p.A., avvenuta in data 1° maggio 2005					417				417
Aumento del capitale sociale a pagamento per effetto del parziale esercizio del piano di incentivazione azionaria , (stock option) previsto dall'articolo 5, lettera a), dello Statuto ed a seguito della delibera del Consiglio di Amministrazione del 16 ottobre 2000, suapposito mandato conferito dall'Assemblea dei Soci	483	554							1.037
Costituzione della riserva di rivalutazione in seguito alla rivalutazione dei beni immobili, effettuata in applicazione della Legge n. 266/2005						67.824			67.824
Apporto alla riserva statutaria dei "Resti di vendita su pegni prescritti" in base alla legge sul pegno				77					77
Utile dell'esercizio 2005								**118.140**	**118.140**
Saldi al 31 dicembre 2005	**648.116**	**56.873**	**130.357**	**10.410**	**150.873**	**67.824**	**62.475**	**118.140**	**1.245.068**

(*) Utile dell'esercizio 2004 destinato a:

• azionisti per dividendi	59.125
• Fondo per gli scopi determinati dall'Assemblea	1.255
	60.380

Negli ultimi tre esercizi non si sono verificate diminuzioni nelle voci di patrimonio netto.

Rendiconto finanziario

Fondi generati e raccolti		31 dicembre 2005		31 dicembre 2004
Fondi generati dalla gestione reddituale:				
Utile d'esercizio		**118.140**		**96.974**
Aumento del capitale sociale e dei sovrapprezzi di emissione per l'attuazione del piano di stock option		**1.037**		**2.625**
Aumento del capitale sociale e dei sovrapprezzi di emissione riservato alla Fondazione Cassa di Risparmio della Spezia		**0**		**80.000**
Accantonamenti a:		**131.132**		**93.070**
- Riserva statutaria	77		83	
- Altre riserve	417		0	
- Fondi trattamento di fine rapporto e di quiescenza e per obblighi simili	44.270		23.348	
- Fondo per rischi e oneri di pertinenza del FIP	298		61	
- Fondo garanzie e impegni su crediti di firma	263		0	
- Fondo garanzie e impegni su crediti cartolarizzati	1.016		587	
- Fondo per rischi e oneri diversi	6.046		924	
- Fondo per oneri del personale	3.214		10.387	
- Fondo per impegni su operazioni a premio	229		0	
- Fondi imposte e tasse	53.547		39.426	
- Fondi rischi su crediti	20.500		17.500	
- Fondo per gli scopi determinati dall'Assemblea	1.255		754	
Rettifiche di valore su:		**39.752**		**39.399**
- Partecipazioni	4.819		2.599	
- Immobilizzazioni immateriali	21.691		23.233	
- Immobilizzazioni materiali	13.242		13.567	
Totale fondi generati dalla gestione reddituale		**290.061**		**312.068**
Incremento (decremento) della raccolta:		**727.731**		**404.618**
- Debiti verso clientela e fondi di terzi in amministrazione	454.924		360.462	
- Debiti rappresentati da titoli e passività subordinate	272.807		44.156	
Incremento (decremento) di altre passività:		**-92.968**		**324.237**
- Debiti verso banche	-116.405		356.997	
- Altre passività	26.771		-43.795	
- Ratei e risconti passivi	-3.334		11.035	
Aumenti delle riserve in seguito all'iscrizione della riserva di rivalutazione effettuata ai sensi della Legge n. 266/2005		**67.824**		**0**
Totale fondi generati e raccolti		**992.648**		**1.040.923**

Fondi utilizzati e impiegati		31 dicembre 2005		31 dicembre 2004
Utilizzo di fondi generati dalla gestione reddituale:		**100.650**		**104.117**
- Utilizzo del Fondo trattamento fine rapporto e del Fondo di quiescenza e per obblighi simili	20.766		19.733	
- Utilizzo del Fondo oneri per il personale	20.040		1.366	
- Utilizzo del Fondo per gli scopi determinati dall'Assemblea	1.071		862	
- Utilizzo del Fondo per rischi e oneri di pertinenza del FIP	61		0	
- Utilizzo del Fondo garanzie e impegni su crediti di firma	1		461	
- Utilizzo del Fondo per rischi e oneri diversi	3.143		2.624	
- Utilizzo del Fondo imposte e tasse	36.802		61.225	
- Utilizzo dei Fondi rischi su crediti	17.500		17.375	
- Utilizzo del Fondo rischi e oneri su impegni verso il FITD	0		3	
- Utilizzo del Fondo garanzie e impegni su crediti cartolarizzati	1.266		468	
Incremento (decremento) degli impieghi:		**708.297**		**787.382**
- Cassa e disponibilità presso banche centrali	9.128		-15.237	
- Titoli (incluse le azioni proprie in portafoglio)	148.119		41.355	
- Crediti verso banche	47.652		82.833	
- Crediti verso clientela	503.398		678.431	
Incremento (decremento) di altre attività:		**123.321**		**92.070**
- Partecipazioni	59.494		261.614	
- Immobilizzazioni materiali	75.798		2.362	
- Immobilizzazioni immateriali	17.494		13.646	
- Altre attività	-29.490		-198.670	
- Ratei e risconti attivi	25		13.118	
Utile dell'esercizio precedente destinato agli azionisti ed al Fondo per gli scopi determinati dall'Assemblea		**60.380**		**57.354**
Totale fondi utilizzati e impiegati		**992.648**		**1.040.923**

Elenco degli immobili di proprietà alla data di chiusura dell'esercizio

Ubicazione – Località	Ubicazione – Indirizzo	Valore contabile al netto delle rivalutazioni	Rivalutazione ex Legge n. 823/1973	Rivalutazione ex Legge n. 576/1975	Rivalutazione ex Legge n. 72/1983	Rivalutazione ex Legge n. 413/1991	Rivalutazione ex Legge n. 408/1990	Rivalutazione ex Legge n. 342/2000	Rivalutazione ex Legge n. 266/2005	Valore contabile inclusivo delle rivalutazioni	Rettifiche di valore complessive	Valore di bilancio
FIRENZE	Amendola (V.le), 44-46	1.337,63	0	2.897,12	6.936,68	16.200,79	0	0	9.240,96	36.613,18	1.642,34	34.970,84
FIRENZE	Aretina (Via) (Area fabbricabile per parcheggio Ag. 24)	44.291,88	0	0	0	0	0	205.086,64	122.492,46	371.870,98	44.050,58	327.820,40
FIRENZE	Brunelleschi (P.za), 10	183.979,40	25.822,84	97.885,77	185.924,48	2.542.085,24	874.213,91	1.055.676,15	1.240.382,10	6.206.169,89	2.095.227,65	4.110.942,24
FIRENZE	Brunelleschi (P.za), 19 - Castellaccio (Via del), 40	49.370,62	0	146.706,84	290.713,45	712.240,86	539.793,66	519.681,27	768.889,92	3.027.396,62	798.236,88	2.229.159,74
FIRENZE	Brunelleschi (P.za), 19 ang. Castellaccio (Via del), 40	79.462,76	0	233.865,22	531.742,05	1.565.543,04	42.999,40	816,89	2.786.658,64	5.241.088,00	0	5.241.088,00
FIRENZE	Brunelleschi (P.za), 19 ang. Castellaccio (Via del), 40	18.023,12	0	53.043,49	120.605,60	193.054,07	247.305,53	7.275,26	67.812,41	707.119,48	279.227,48	427.892,00
FIRENZE	Bufalini (Via), 2 a 14, Castellaccio, 2 a 12 Servi, 8-10	1.544.106,18	1.618.459,82	445.753,71	5.378.201,06	12.898.325,08	43.684.810,96	9.043.369,85	7.927.330,68	82.540.557,34	31.957.075,58	50.583.481,76
FIRENZE	Bufalini (Via), 23-25-27-29/r	255.264,32	0	0	0	1.442.179,99	138.907,58	418.346,46	885.855,29	3.140.553,64	914.418,18	2.226.135,46
FIRENZE	Bufalini (Via), 2-8/r-Servi (Via dei), 8-10, Castellaccio, 2-10	44.438,22	8.136,01	38.942,56	257.622,39	848.732,30	866.866,14	0	2.487.032,38	4.551.790,00	0	4.551.790,00
FIRENZE	Bufalini (Via), 2-8/r- Servi (Via dei), 8-10, Castellaccio, 2-10	96.145,36	27.950,31	78.665,09	538.683,17	1.226.554,34	1.674.261,93	81.719,85	3.548.381,90	7.272.361,95	1.632.372,95	5.639.989,00
FIRENZE	Capponi P. (Via), 89	380.976,43	0	0	0	0	0	0	298.917,57	679.894,00	0	679.894,00
FIRENZE	Casentino (Via), 57 - Mugello (Via), 29	99.253,54	20.638,28	0	0	686.880,60	0	424.416,70	216.263,66	1.447.472,78	486.268,06	961.204,72
FIRENZE	Dalmazia (P.za), 37/r e Morgagni (V.le), 5/r	107.242,23	0	0	0	724.635,57	156.157,49	421.706,60	924.884,03	2.334.625,92	562.466,54	1.772.159,38
FIRENZE	De Sanctis (Via), 46-48-50-56	248.708,40	0	0	0	1.688.597,39	0	858.769,56	966.768,28	3.762.843,63	1.046.367,67	2.716.475,96
FIRENZE	Duse (V.le), 24/b-d ang. Zacconi (Via)	21.432,96	0	0	0	306.572,97	0	114.384,45	120.542,83	562.933,21	173.051,95	389.881,26
FIRENZE	Europa (V.le), 13-25	2.157.398,37	0	0	0	269.949,05	0	961.208,71	976.435,16	4.364.991,29	1.159.617,97	3.205.373,32
FIRENZE	Europa (V.le), 181-183-185c	122.164,19	0	0	0	632.617,26	124.956,26	279.761,91	21.111,15	1.180.610,77	488.769,68	691.841,09
FIRENZE	Europa (V.le), 11 (posti auto)	50.131,00	0	0	0	0	0	30.543,77	1.732,33	82.407,10	25.636,57	56.770,53
FIRENZE	Fabroni (Via), 21/A (ex Fondiario della Toscana)	71.274,86	0	0	0	0	0	18.588,64	95.286,50	185.150,00	0	185.150,00
FIRENZE	Fra Bartolomeo (Via), 37/R (ex Fondiario della Toscana)	48.170,91	0	0	0	8.341,87	0	43.169,96	65.174,46	164.857,20	64.057,20	100.800,00
FIRENZE	Galluzzo - Acciaioli (P.za), 1/4 e 2/r ang. Senese (Via)	80.523,76	18.075,99	0	0	435.853,70	0	283.745,79	256.798,10	1.074.997,34	336.674,56	738.322,78
FIRENZE	Gelsomino (Via del), 101/b	14.259,88	0	0	0	249.725,39	771,71	154.117,48	93.997,09	512.871,55	146.008,63	366.862,92
FIRENZE	Gioberti (Via), 113-165/r ang. Beccaria (P.za)	30.651,33	77.468,53	0	0	1.351.162,05	0	807.171,64	546.234,93	2.812.688,48	798.822,45	2.013.866,03
FIRENZE	Gioberti (Via), 133	49.176,17	0	0	0	6.895,37	0	42.437,45	23.333,29	121.842,28	35.816,81	86.025,47
FIRENZE	Libertà (P.za della) Posti auto	227.481,34	0	0	0	0	0	49.283,13	53.930,05	330.694,52	85.873,52	244.821,00
FIRENZE	Lorenzo di Credi (Via), 2 ang. Alberti (P.za)	4.888,59	9.396,74	57.677,96	171.604,77	346.323,33	0	0	428.390,61	1.018.282,00	0	1.018.282,00
FIRENZE	Martiri del popolo (Via), 35-39/r	195.190,03	0	0	120.984,21	513.368,68	144.332,20	262.946,28	349.369,45	1.586.190,85	647.659,25	938.531,60
FIRENZE	Masaccio (Via), 204	496.136,32	0	0	0	0	0	0	151.952,68	648.089,00	0	648.089,00
FIRENZE	Masaccio (Via), 41-43	581.955,51	0	0	0	0	0	3.353,57	105.226,40	690.535,48	148.901,68	541.633,80
FIRENZE	Medici (Via dei), 2	44.838,42	0	0	65.250,84	98.206,26	69.597,31	152.523,44	310.941,75	741.358,02	146.263,02	595.095,00
FIRENZE	Mille (V.le dei), 76	99.946,84	0	14.070,00	32.865,41	522.881,07	147.408,59	363.946,11	367.018,90	1.548.136,95	428.663,33	1.119.473,62
FIRENZE	Mille (V.le dei), 78	15.301,87	0	45.708,27	106.767,73	358.714,39	39.477,04	20.289,79	521.092,91	1.107.352,00	0	1.107.352,00
FIRENZE	Mille (V.le dei), 78	244,94	0	731,64	1.709,00	5.212,59	10.857,98	9.712,26	21.134,71	49.603,12	9.498,12	40.105,00
FIRENZE	Mille (V.le dei), 93	755,15	0	0	57.370,78	56.388,28	79.709,74	0	280.228,05	474.452,00	0	474.452,00
FIRENZE	Monalda (Via), 1	10.640,46	0	0	162.372,60	420.912,37	0	0	1.403.938,57	1.997.864,00	0	1.997.864,00
FIRENZE	Monalda (Via), 1	17.818,32	15.508,32	0	175.977,72	958.469,42	0	645.767,20	1.120.601,27	2.934.142,25	613.127,25	2.321.015,00
FIRENZE	Orsini (Via), 96	158.873,35	0	0	0	33.658,24	12.059,33	106.885,23	81.962,00	393.438,15	125.791,95	267.646,20
FIRENZE	Peretola - 1° Settembre (Via), 42 ang. Faccioli (Via)	324.209,09	0	0	0	646.434,23	93.679,96	318.354,70	731.570,53	2.114.248,51	737.925,79	1.376.322,72
FIRENZE	Pian dei Giullari (Via), 32-34-36 e 10-12 r	107.864,54	0	0	0	0	0	24.598,71	43.936,75	176.400,00	0	176.400,00
FIRENZE	*Pian dei Giullari (Via), 32-34-36 e 10-12 r*	2.074.606,35	0	0	0	0	0	473.118,01	834.691,36	3.382.415,72	821.681,72	2.560.734,00
FIRENZE	Porta al Prato (P.le della), 44-46	71.740,54	0	0	0	129.677,65	0	0	295.417,81	496.836,00	0	496.836,00
FIRENZE	Prato (Via il), 109/r ang. Porta a Prato (Pz.le), 42	240.451,64	0	0	0	903.625,61	23.309,66	452.915,04	241.346,73	1.864.648,68	675.496,38	1.189.152,30
FIRENZE	Pucci (Via) ang. Servi (Via dei)-Pal.zo Incontri	8.217.321,34	0	0	0	0	0	108.322,21	750.538,81	9.076.182,36	2.311.162,10	6.765.020,26
FIRENZE	Puccini (P.za), 2-2/a-3 e Ponte alle Mosse (Via), 229	235.364,16	0	15.415,24	50.888,26	892.065,12	0	448.884,57	606.692,91	2.249.310,26	649.513,40	1.599.796,86
FIRENZE	Puccini (P.za), 3	22.420,00	0	11.972,05	39.521,71	142.650,81	0	0	224.744,43	441.309,00	0	441.309,00
FIRENZE	Puccini (P.za), 3	739,27	0	394,76	1.303,17	4.703,71	0	0	7.518,20	14.659,11	107,11	14.552,00
FIRENZE	Ruote (Via delle), 55	11.193,57	0	0	23.119,59	27.946,55	57.478,99	76.537,93	155.910,18	352.186,81	64.591,81	287.595,00
FIRENZE	S. Caterina d'Alessandria (Via), 14 ang. Ruote (Via delle)	215.859,58	0	0	0	271.356,09	1.142.959,35	997.278,87	11.730,48	2.639.184,37	955.744,39	1.683.439,98
FIRENZE	Speziali (Via degli), 14-16/r	113.692,93	0	0	0	1.201.125,20	0	1.697.788,82	1.148.167,87	4.160.774,82	882.213,50	3.278.561,32
FIRENZE	Statuto (Via dello), 7 ang. Cernaia (Via della)	24.728,44	20.658,28	0	0	581.997,70	0	91.925,26	325.431,67	1.044.741,35	310.749,23	733.992,12
FIRENZE	Stazione (Piazza della) - Posti auto Firenze parcheggi	199.868,52	0	0	0	0	0	52.415,44	99.471,66	351.755,62	91.807,14	259.948,48
FIRENZE	Stazione (Piazza della) - Posti auto Firenze parcheggi	49.967,12	0	0	0	0	0	13.103,86	32.680,75	95.751,73	22.951,73	72.800,00

Ubicazione Località	Indirizzo	Valore contabile al netto delle rivalutazioni	Rivalutazione ex Legge n. 823/1973	Rivalutazione ex Legge n. 576/1975	Rivalutazione ex Legge n. 72/1983	Rivalutazione ex Legge n. 413/1991	Rivalutazione ex Legge n. 408/1990	Rivalutazione ex Legge n. 342/2000	Rivalutazione ex Legge n. 266/2005	Valore contabile inclusivo delle rivalutazioni	Rettifiche di valore complessive	Valore di bilancio
FIRENZE	Tornabuoni (Via), 23/r ang. Parione (Via del)	370.831,32	0	0	0	991.150,57	51.284,80	3.118.803,58	0	4.532.070,27	1.338.454,08	3.193.616,19
ANTELLA	Peruzzi (Via), 36-37	33.364,37	0	0	0	253.385,74	41.724,67	114.511,03	187.450,17	630.435,98	173.736,68	456.699,30
ARCIDOSSO	Toscana (C.so), 60	6.471,58	0	0	0	10.481,94	273.096,92	78.313,62	44.156,01	412.520,07	139.567,37	272.952,70
ARCIDOSSO	Toscana (C.so), 62	2.720,41	0	0	0	31.910,35	17.014,93	0	11.404,31	63.050,00	0	63.050,00
ARCIDOSSO	Toscana (C.so), 62	9.521,41	0	0	0	111.686,21	59.552,29	13.815,23	73.785,91	268.361,05	48.166,05	220.195,00
AREZZO	Isonzo, 9 (Via), n. 3 posti auto (diritto d'uso per 12 anni)	6.800,00	0	0	0	0	0	0	0	6.800,00	1.701,36	5.098,64
AREZZO	Roma (Via), 2 - Madonna del Prato (Via), 65	15.616,81	0	0	221.310,96	43.198,54	319.843,69	0	216.851,00	816.851,00	0	816.851,00
AREZZO	Roma (Via), 2 - Madonna del Prato (Via), 65	9.767,61	0	0	138.154,61	508.664,29	248.577,62	378.278,93	572.852,39	1.856.295,45	446.599,45	1.409.696,00
AREZZO	Roma (Via), 8 ang. Madonna del Prato e Ser Petraccolo	1.442.502,96	53.807,56	0	68.906,70	1.379.210,27	0	568.832,75	1.406.218,81	4.919.479,05	1.459.142,21	3.460.336,84
AREZZO	Vittorio Veneto (Via), 43 ang. Isonzo (Via), 1	47.390,25	9.787,12	0	0	71.114,71	284.816,96	219.197,72	195.323,26	827.630,02	237.796,94	589.833,08
AULLA	De Ambris (Via), 13	223.065,71	0	0	0	0	0	46.786,20	35.906,50	305.778,41	114.099,08	191.679,33
AULLA	Mazzini (P.za), 27	4.531,81	0	0	0	49.347,74	33.918,12	0	39.310,33	126.108,00	0	126.108,00
AULLA	Mazzini (P.za), 9-10	52.723,62	0	0	0	273.656,43	114.140,02	118.940,43	75.893,12	635.353,62	230.214,07	405.139,55
AVENZA	XX Settembre (V.le), 248	842.697,15	0	0	0	266.506,28	860.934,73	531.937,30	452.995,67	2.955.071,13	1.457.130,29	1.497.940,84
BADIA A SETTIMO	Botteghino (Via del), 162	103.871,89	0	0	0	0	0	492.276,11	678.227,33	1.274.375,33	117.467,61	1.156.907,72
BAGNO A RIPOLI	Orsi (Via F.lli) , 2-4-6-10 ang. Roma (Via) 181	264.404,92	0	0	37.858,13	349.980,79	53.884,26	242.300,29	224.382,74	1.172.811,13	522.590,05	650.221,08
BAGNO DI GAVORRANO	Marconi (Via), 88	21.378,90	0	0	0	34.242,00	108.418,33	44.290,59	62.302,85	270.632,67	94.971,35	175.661,32
BAGNONE	Repubblica (Via della), 54	0,01	10.329,14	0	0	69.778,61	54.274,33	36.283,16	40.744,17	211.409,42	67.150,82	144.258,60
BARBERINO DI MUGELLO	1° Maggio (Via) n. 68, ang. San Francesco (Via) - Loc. Galliano	167.503,79	0	0	0	0	0	31.108,54	44.892,55	243.504,88	26.544,88	216.960,00
BARBERINO MUGELLO	Repubblica (Via della), 2 ang. Cavour,71/a (P.za)	21.715,68	0	0	0	135.962,13	263.748,40	113.785,08	248.360,10	783.571,39	202.327,47	581.243,92
BARBERINO VAL D'ELSA	Cassia (Via), 61-65	77.209,04	0	0	0	62.806,07	146.399,43	82.496,50	96.276,75	465.187,79	191.842,09	273.345,70
BARGA	Pascoli (Via), 36-38-40	39.852,64	0	0	0	84.241,80	102.099,65	46.608,88	43.493,91	336.296,88	119.811,52	216.485,36
BORGO SAN LORENZO	Kennedy (V.le F.lli)	134.018,13	0	0	0	7.035,88	7.176,47	0	185.225,52	333.456,00	0	333.456,00
BORGO SAN LORENZO	Kennedy (V.le F.lli)	6.063,57	0	0	0	318,33	324,69	0	8.486,01	15.192,60	100,6	15.092,00
BUCINE	Roma (Via), 37	0,01	5.164,57	0	0	6.221,05	68.716,84	21.627,66	62.478,03	164.208,16	39.521,10	124.687,06
CALDINE	Faentina (Via), 266	193.223,60	0	0	0	284.686,11	85.970,21	152.247,59	384.535,26	1.100.662,77	410.381,13	690.281,64
CAMPI BISENZIO	Bencivenni Rucellai (Via), 2 ang. S. Stefano (Via)	130.326,58	15.493,71	14.222,82	0	155.494,43	742.747,12	337.223,66	297.818,62	1.713.326,94	543.275,08	1.170.051,86
CAMPI BISENZIO	Bencivenni Rucellai (Via), 4	23.041,92	0	13.954,47	0	72.156,05	133.393,80	0	203.745,76	446.292,00	0	446.292,00
CAMPI BISENZIO	Capalle SS 325 Val di Setta, strada comunale delle tre ville	326.258,59	0	0	0	500.180,86	428.885,87	493.874,91	681.111,02	2.430.311,25	875.375,09	1.554.936,16
CAMPI BISENZIO	Matteucci (P.za), 5/7	20.943,69	0	0	0	220.941,68	28.019,19	72.874,23	153.164,35	495.943,14	135.967,14	359.976,00
CAMUCIA	Regina Elena (Via), 3	17.982,63	0	0	0	67.973,60	107.346,56	52.191,76	9.556,44	255.050,99	101.558,83	153.492,16
CAMUCIA	XXV Aprile (P.za), 8	47.853,86	0	0	0	3.791,83	0	10.070,91	28.261,79	89.978,39	19.328,41	70.649,98
CARRARA	Roma (Via) ang. Groppini (Via)	395.296,97	0	0	0	960.711,73	161.495,99	417.226,82	0	1.934.731,51	856.330,47	1.078.401,04
CASCINA	Comaschi (V.le), 1 ang. Matteotti (C.so)	118.329,98	0	0	0	210.600,77	276.273,63	246.038,30	337.871,53	1.189.114,21	379.839,07	809.275,14
CASTEL DEL PIANO	Guarnieri (P.za), 7/A-B Imberciadori (Via), 1/A-B-C	229.772,37	0	0	0	0	0	64.671,77	100.973,08	395.417,22	106.205,14	289.212,08
CASTELFIORENTINO	Cavour (P.za), 19 - Ridolfi (Via), 2	69.379,85	0	8.864,06	2.840,51	120.949,54	352.996,38	433.963,50	91.569,71	1.080.763,55	362.887,59	717.875,96
CASTELFIORENTINO	Ridolfi (Via), 2	9.202,79	0	11.017,09	17.109,14	39.007,96	45.767,31	0	71.935,71	194.040,00	0	194.040,00
CASTELFIORENTINO	Ridolfi (Via), 2	1.782,53	0	2.133,94	3.313,93	13.246,76	5.810,14	32.920,42	15.459,46	74.667,18	16.443,18	58.224,00
CASTELFRANCO DI SOPRA	Vittorio Emanuela (P.za), 18-20 Vittorio Veneto (Via), 2	41.584,91	0	0	0	59.821,57	94.841,84	68.480,75	86.818,18	351.547,25	123.678,51	227.868,74
CASTELL'AZZARA	Martiri di Niccioleta (P.za), 3/5	5.788,45	0	0	0	7.952,17	103.816,04	47.234,01	64.994,45	229.785,12	60.395,04	169.390,08
CASTELLINA STAZIONE	Berrettini (Via), 40-42-44	311.320,29	0	0	0	27.304,71	105.744,86	119.979,86	150.411,42	714.761,14	251.330,36	463.430,78
CASTELNUOVO BERARDENGA	Societa' Operaia (Via della), 1	0,01	5.164,57	0	0	38.595,20	20.848,99	48.431,77	52.948,73	165.989,27	37.034,39	128.954,88
CASTELNUOVO CECINA	Repubblica (Via della), 48	0,01	2.169,12	0	0	40.533,24	19.679,18	16.843,00	24.086,87	103.311,42	29.133,42	74.178,00
CASTIGLION FIORENTINO	Italia (C.so), 28 ang. Reattelli (V.lo) ang. Mercato (Via)	178.103,69	0	0	0	249.009,94	8.215,17	117.538,78	179.697,17	732.564,75	325.923,59	406.641,16
CASTIGLION PESCAIA	Roma (Via), 1	75.429,38	0	0	0	508.913,96	0	209.418,40	900.250,42	1.694.012,16	344.723,40	1.349.288,76
CERTALDO	II Giugno (Via), 7 ang. Cavour (Via), 20	155.146,77	15.493,71	16.975,04	25.736,77	279.468,86	464.893,42	310.228,62	349.760,18	1.617.703,37	580.157,95	1.037.545,42
COLLE VAL D'ELSA	Arnolfo (P.za), 33-34	5.054,73	12.044,59	0	23.882,20	121.566,58	394.056,34	210.506,15	399.984,52	1.167.095,11	279.947,71	887.147,40
COLLE VAL D'ELSA	Arnolfo (P.za), 33-34	1.447,49	3.449,12	0	6.838,96	34.812,10	112.842,91	60.281,04	92.494,88	312.166,50	80.166,50	232.000,00
COLLE VAL D'ELSA	Oberdan (Via), 2	177,5	0	0	20.480,77	31.922,67	0	55.513,41	49.431,91	157.526,26	31.346,26	126.180,00
CORTONA	Signorelli (P.za), 7 - Roma (Via), 10	38,1	15.605,98	0	0	136.991,81	479.582,95	135.220,74	86.665,42	854.105,00	293.794,66	560.310,34
DICOMANO	Dante Alighieri (Via), 6	0,01	9.296,22	0	0	94.493,16	30.065,92	36.140,92	58.616,90	228.613,13	66.381,45	162.231,68
DICOMANO	Dante Alighieri (Via), 8	2.582,28	0	0	0	89.973,90	36.558,04	0	59.908,78	189.023,00	0	189.023,00

Ubicazione Località	Indirizzo	Valore contabile al netto delle rivalutazioni	Rivalutazione ex Legge n. 823/1973	Rivalutazione ex Legge n. 576/1975	Rivalutazione ex Legge n. 72/1983	Rivalutazione ex Legge n. 413/1991	Rivalutazione ex Legge n. 408/1990	Rivalutazione ex Legge n. 342/2000	Rivalutazione ex Legge n. 266/2005	Valore contabile inclusivo delle rivalutazioni	Rettifiche di valore complessive	Valore di bilancio
FIESOLE	Garibaldi (P.za), 24	87.321,05	0	0	29.458,36	486.899,25	426.315,73	280.164,31	405.144,96	1.715.303,66	551.237,24	1.164.066,42
FIESOLE	Gramsci (Via), 4	116.519,09	0	0	105.577,18	306.031,40	427.378,06	0	829.970,27	1.785.476,00	0	1.785.476,00
FIGLINE VALDARNO	Ficino (P.za), 33	146.525,77	12.911,42	0	0	213.547,87	772.012,12	360.794,93	227.507,80	1.733.299,91	647.101,43	1.086.198,48
FIGLINE VALDARNO	IV Novembre (Via), 7-8	11.030,94	0	0	0	193.767,91	34.142,58	64.514,19	140.898,54	444.354,16	116.568,36	327.785,80
FIRENZUOLA	Villani (Via), 54 ang. Torricelli (Via)	2.220,91	12.911,42	0	0	173.766,46	66.784,63	69.034,53	123.972,86	448.690,81	125.526,33	323.164,48
FIRENZUOLA	Villani (Via), 60 - Torricelli (Via), 6 ang. SS Annunziata (Via)	2.879,76	0	0	36.463,10	0	45.657,14	0	55.598,00	140.598,00	0	140.598,00
FIVIZZANO	Medicea (P.za), 37 ang. Roma (Via), 158	30.682,93	0	0	0	68.055,32	125.135,19	60.451,22	82.702,39	367.047,05	125.578,17	241.468,88
FOIANO DELLA CHIANA	Vittorio Emanuele (C.so), 34	84.205,26	7.746,85	0	0	305.909,65	0	107.422,68	184.652,00	689.936,44	240.215,54	449.720,90
FOLLONICA	Pratoranieri - Litoranea (Via), 87	72.309,81	0	0	0	441.138,62	70.256,58	260.891,75	403.597,90	1.248.191,66	351.537,98	896.656,68
FUCECCHIO	Montanelli (P.za), 27 ang. Cairoli (Via), 9	83.570,43	0	0	0	631.946,84	23.138,46	251.082,73	387.075,64	1.376.814,10	415.159,56	961.654,54
GIGLIO PORTO	Asilo (Via dello), 12	120.223,56	0	0	0	18.233,71	145.594,02	0	371.192,71	655.244,00	0	655.244,00
GRASSINA	Umberto I (P.za), 12	112.758,63	0	0	0	371.723,24	30.166,42	138.955,03	251.731,86	905.335,18	338.478,30	566.856,88
GREVE IN CHIANTI	Matteotti (P.za), 1 ang. Roma (Via)	7.742,22	0	0	0	117.121,48	88.338,65	57.564,63	136.406,49	407.173,47	104.799,27	302.374,20
GROSSETO	Rosselli (P.za F.lli) ang. Bonghi (Via) - Matteotti (Via)	600.049,66	0	0	0	876.948,34	3.631.985,41	666.715,01	1.753.096,14	7.528.794,56	2.706.651,60	4.822.142,96
GROSSETO	Senese (Via), 2-8-10 ang. Pace, 168-170-172 (Via della)	87.844,83	0	17.559,54	0	182.081,60	474.312,71	257.331,33	296.746,12	1.315.876,13	423.137,01	892.739,12
INCISA VALDARNO	XX Settembre (Via), 34/38	73.328,55	0	0	0	112.418,61	30.785,89	58.463,91	59.350,48	334.347,44	161.309,44	173.038,00
LASTRA A SIGNA	Firenze (P.za), 1	76.799,33	0	10.998,35	0	660.740,07	84.898,03	225.027,66	389.098,02	1.447.561,46	442.547,60	1.005.013,86
LIVORNO	Scali Saffi, 3 e 5	1.890.126,55	0	0	0	5.764,91	0	344.420,26	74.065,47	2.314.397,19	748.101,05	1.566.296,14
LONDA	Roma (Via), 35 e s.n.c.	45.161,80	0	0	0	250.798,99	0	40.037,45	33.842,81	369.841,05	130.734,19	239.106,86
MARCIALLA	Brandi (P.za), 15	602,48	0	0	0	68.091,63	14.705,00	22.310,20	31.378,07	137.087,38	38.932,60	98.154,78
MARRADI	Talenti (Via), 17-25 - Razzi (Via), 2-4/a	10.626,43	0	0	108.993,77	91.150,92	57.786,47	0	243.916,41	512.474,00	0	512.474,00
MARRADI	Talenti (Via), 17-25 - Razzi (Via), 2-4/a	5.734,92	0	0	58.822,19	100.210,78	0	72,04	40.627,65	205.467,58	73.879,58	131.588,00
MARRADI	Talenti (Via), 21	6.001,13	11.362,05	0	0	22.528,08	110.027,63	40.478,10	42.293,58	232.690,57	79.513,17	153.177,40
MASSA	Crispi (Via), 26	30.128,98	18.075,99	0	0	573.748,32	108.131,75	222.945,81	280.199,58	1.233.230,43	372.945,83	860.284,60
MERCATALE DI CORTONA	Strada Statale del Niccone, 2	2.324,06	0	0	0	46.545,13	20.424,61	18.709,32	33.261,20	121.264,32	34.064,18	87.200,14
MERCATALE DI CORTONA	Strada Statale del Niccone, 6	2.030,19	0	0	16.116,56	29.502,66	0	2.543,95	38.327,02	88.520,38	21.570,38	66.950,00
MERCATALE VAL DI PESA	Mattoncetti (Via), 16	200.602,02	0	0	0	315.283,02	45.166,80	101.993,56	354.865,18	1.017.910,58	400.982,38	616.928,20
MONTAIONE	Cavour (P.za) s.n.c.	323.511,41	0	0	0	249.011,12	0	115.238,08	117.543,72	805.304,33	471.262,71	334.041,62
MONTE SAN SAVINO	Pace (Via della)	140.181,74	0	0	0	21.147,45	57.869,92	63.389,22	149.006,23	431.594,56	118.393,82	313.200,74
MONTECATINI TERME	IV Novembre (V.le) ang. Rosselli (V.le F.lli)	520.765,83	0	0	0	0	0	1.458.686,04	655.433,15	2.634.885,02	468.770,52	2.166.114,50
MONTELUPO FIORENTINO	Libertà (P.za), 1-3	42.159,84	0	0	0	198.689,42	83.789,07	87.652,35	316.389,36	728.680,04	164.260,14	564.419,90
MONTEMIGNAIO	Pieve (Via della), 22/r	0,01	2.582,28	0	0	3.110,53	42.105,28	12.905,47	48.155,69	108.859,26	23.328,00	85.531,26
MONTEVARCHI	Roma (Via), 36-38	555.408,23	38.734,27	0	0	765.430,42	387.845,65	368.511,68	843.043,48	2.958.973,93	1.142.177,75	1.816.796,18
PALAZZUOLO SUL SENIO	Roma (Via), 19	7.977,74	9.296,22	0	0	58.707,20	37.077,26	30.525,78	22.599,57	166.183,77	61.830,47	104.353,30
PALAZZUOLO SUL SENIO	Roma (Via), 19	1.904,43	0	0	0	42.184,49	0	1.393,21	74.635,87	120.118,00	0	120.118,00
PALAZZUOLO SUL SENIO	Roma (Via), 19	321,1	0	0	0	7.112,60	0	234,9	9.937,29	17.605,89	1.979,89	15.626,00
PERUGIA	Angeloni (Via), 43/b	2.752.027,94	0	0	0	1.275.884,22	0	2.976,79	1.036.188,88	5.067.077,83	2.208.174,87	2.858.902,96
PERUGIA	Angeloni (Via), 43/b	271.723,95	0	0	0	271.370,74	14.535,77	297.658,91	107.048,99	962.338,36	302.570,36	659.768,00
PERUGIA	Vannucci (C.so), 63 1° Piano	279.469,29	0	0	0	0	0	33.255,67	117.785,70	430.510,66	101.405,26	329.105,40
PIAN DI SCÒ	Roma (Via), 1 ang. Marconi (V.le)	12.897,72	0	0	0	16.146,01	169.235,80	27.712,63	103.539,68	329.531,84	94.624,76	234.907,08
PIETRASANTA	Carducci (P.za), 6 ang. Via N. Sauro (Via), 1	15.558,26	33.569,70	0	46.808,52	179.741,90	650.364,11	43.448,71	600.104,75	1.569.595,95	443.520,93	1.126.075,02
PIEVE AL TOPPO	Dante Alighieri (Via), 1/a e 1/b	127.719,21	0	0	0	256.591,60	0	92.773,36	228.799,29	705.883,46	238.772,68	467.110,78
PIEVE DI SINALUNGA	Repubblica (P.za), 35	11.298,29	0	0	0	139.132,48	0	0	226.967,23	397.398,00	0	397.398,00
PIEVE DI SINALUNGA	Repubblica (P.za), 35	7.746,85	0	0	0	134.547,29	0	51.330,84	151.344,68	344.969,66	67.731,66	277.238,00
PIEVE DI SINALUNGA	Trieste (V.le), 39 - P.za Repubblica (P.za), 37	23.810,83	0	0	0	89.290,14	199.339,52	71.447,52	173.106,64	556.994,65	137.419,91	399.574,74
PIEVE SANTO STEFANO	Logge del Grano (P.za), 3	25.363,20	9.296,22	0	0	70.822,96	40.708,95	39.471,67	157.715,59	343.378,59	89.562,79	253.815,80
PISA	Emilia (Via), magazzino (ex Fondiario della Toscana)	196.330,90	0	0	0	85.639,29	0	0	4.723,80	286.693,99	19.846,99	266.847,00
PISA	Matteucci (Via), - Loc. Cisanello	1.479.011,63	0	0	0	0	0	11.797,19	283.324,94	1.774.133,76	423.287,88	1.350.845,88
PISA	Emilia (Via), magazzino (ex Fondiario della Toscana)	34.428,55	0	0	0	24.979,27	0	0	34.360,22	93.768,04	8.020,04	85.748,00
POGGIBONSI	Garibaldi (Via), 20	201.011,30	0	0	0	0	0	11.376,67	25.688,20	238.076,17	86.131,25	151.944,92
POGGIBONSI	Gramsci (Largo), 15 ang. Borgo Marturi	188.922,37	0	55.264,24	37.620,94	411.084,51	505.767,59	201.434,57	349.682,96	1.749.777,18	639.668,46	1.110.108,72
POGGIBONSI	Marturi (Borgo), 1	23.336,07	0	31.460,85	30.934,92	151.838,33	0	0	275.558,83	513.129,00	0	513.129,00

Ubicazione Località	Indirizzo	Valore contabile al netto delle rivalutazioni	Rivalutazione ex Legge n. 823/1973	Rivalutazione ex Legge n. 576/1975	Rivalutazione ex Legge n. 72/1983	Rivalutazione ex Legge n. 413/1991	Rivalutazione ex Legge n. 408/1990	Rivalutazione ex Legge n. 342/2000	Rivalutazione ex Legge n. 266/2005	Valore contabile inclusivo delle rivalutazioni	Rettifiche di valore complessive	Valore di bilancio
POMARANCE	S. Anna (P.za), 2	7.295,71	12.911,42	0	0	150.852,67	5.825,27	21.936,13	53.364,71	252.185,91	89.201,03	162.984,88
POMARANCE	S. Anna (P.za), 3	4.131,66	0	0	0	125.010,03	0	265,64	5.377,49	134.784,82	54.306,82	80.478,00
PONTASSIEVE	Cairoli (P.za), 2-4 - Montanelli (Via) - Maglioni (Via)	105.243,28	30.987,41	0	0	1.095.365,96	49.538,78	155.249,42	351.726,87	1.788.111,72	628.249,40	1.159.862,32
PONTREMOLI	Ricci Armani (Via), 1/a ang. Repubblica (P.za)	109.005,31	0	0	0	153.726,28	20.266,19	17.252,86	88.655,56	390.906,20	133.944,20	256.962,00
PORTO SANTO STEFANO	Rioni (Piaz.le dei), 5	34.283,97	0	0	0	46.830,57	613.322,58	32.560,95	781.626,66	1.508.624,73	319.590,87	1.189.033,86
PORTOFERRAIO	Carducci (Via), 206	41.814,95	0	0	0	31.637,38	29.839,05	0	49.091,62	152.383,00	0	152.383,00
PORTOFERRAIO	Carpani (Via), 82, 84 e 86	92.650,23	0	0	0	0	0	32,65	95.619,81	188.302,69	20.851,21	167.451,48
PORTOFERRAIO	Carpani (Via), 82, 84 e 86	89.854,73	0	0	0	0	0	31,67	110.335,66	200.222,06	20.222,06	180.000,00
PORTOFERRAIO	Cavour (P.za), 60-62 - Galeazze (Via delle), 2	318.580,85	13.610,16	11.057,78	0	33.736,79	121.931,13	163.810,01	232.273,19	894.999,91	297.324,51	597.675,40
PORTOFERRAIO	Pietri (P.le), 1	215.072,86	0	0	0	103.212,04	4.500,62	0	422.830,48	745.616,00	0	745.616,00
PRATO	Montegrappa (V.le) - Loc. Mezzana	2.294.468,52	0	0	0	0	0	81.112,33	302.429,43	2.678.010,28	666.090,40	2.011.919,88
PRATO	Mozza sul Gorone (Via) - Loc. S. Lucia	789.527,40	0	0	0	0	0	91.714,15	11.033,49	892.305,04	238.776,94	653.528,10
RAPOLANO TERME	Provinciale Sud (Via), 35	17.962,04	0	0	0	23.111,62	155.493,33	73.731,36	83.790,71	354.089,06	104.260,34	249.828,72
RASSINA	Mazzini (P.za), 57 ang. Vittorio Emanuele (C.so)	1.099,48	6.411,19	0	0	36.477,95	63.298,13	28.967,41	40.818,31	177.072,47	53.400,89	123.671,58
RASSINA	Vittorio Emanuele (C.so), 1/a	3.976,28	1.478,80	0	0	108.165,44	0	0	164.670,48	278.291,00	0	278.291,00
RASSINA	Vittorio Emanuele (C.so), 1/a	3.781,16	1.406,24	0	0	45.684,49	28.484,16	767,85	0	80.123,90	35.332,24	44.791,66
REGGELLO	Dante Alighieri (Via), 20	45.523,00	0	0	0	247.088,46	5.222,00	132.060,71	107.895,27	537.789,44	184.504,18	353.285,26
RIGUTINO	Quadrante Ovest, 90-91	131.134,31	0	0	0	183.288,28	1.515,66	120.724,54	134.781,38	571.444,17	249.153,47	322.290,70
RIGUTINO	Quadrante Ovest, 90-91	3.961,98	0	0	0	106,36	270,54	70,06	3.217,06	7.656,00	0	7.656,00
ROCCASTRADA	Gramsci (P.za) ang. Nazionale (Via)	261.138,62	0	0	0	0	71.876,17	12.445,45	54.567,25	400.027,49	190.696,53	209.330,96
ROMA	Donizetti (Via), 20	140.911,65	0	0	0	0	323.899,56	0	15.964,79	480.776,00	0	480.776,00
ROMA	Magnetite (Via della), 39	571.014,78	0	0	0	0	0	0	9.237,22	580.252,00	0	580.252,00
ROMA	Magnetite (Via della), 39	25.757,50	0	0	0	0	0	0	5.765,86	31.523,36	386,36	31.137,00
ROMA	Mecenate (Via), 27	77.704,81	0	0	0	25.965,75	102.892,20	0	47.417,24	254.000,00	0	254.000,00
RUFINA	Trieste (P.za), 12 ang. Piave (Via), 28	13.091,85	0	0	0	345.076,13	15.121,48	100.788,96	62.299,78	536.381,20	183.673,80	352.707,40
SAN CASCIANO V. PESA	Erbe (P.za delle), 1	2.733,32	25.822,84	0	0	316.621,90	0	46.716,95	223.185,77	615.080,78	166.627,96	448.452,82
SAN CASCIANO V. PESA	Fossi (Via dei), 23/a	56.946,55	0	0	0	199.436,93	13.488,71	10.890,67	327.156,37	607.919,23	167.940,23	439.979,00
SAN DONNINO	Pistoiese (Via), 3-5-7 - ang. Manderi (Via)	32.179,05	0	0	0	336.129,76	0	27.374,84	338.093,44	773.777,09	193.984,91	579.792,18
SAN GIMIGNANO	Cisterna (P.za della), 2	0,01	15.493,71	0	0	18.663,16	231.973,38	123.500,83	345.380,72	735.011,81	138.201,61	596.810,20
SAN GIOVANNI VALDARNO	Italia (C.so), 20	232.186,19	0	0	0	362.894,54	743.126,43	258.024,55	552.372,47	2.148.604,18	802.752,66	1.345.851,52
SAN MARCELLO PISTOIESE	Leopoldo Pietro (Via)	3.971,63	0	0	0	49.586,97	2.784,33	0	61.027,07	117.370,00	0	117.370,00
SAN MARCELLO PISTOIESE	Leopoldo Pietro (Via)	518,68	0	0	0	51.173,69	0	12,61	29.481,39	81.186,37	21.759,37	59.427,00
SAN MARCELLO PISTOIESE	Leopoldo Pietro (Via), 33	35.828,59	12.911,42	0	0	138.814,45	0	50.639,70	72.316,44	310.510,60	98.327,92	212.182,68
SAN MAURO A SIGNA	Ciampi (P.za), 6	5.597,92	0	0	0	32.434,58	13.613,19	0	156.674,31	208.320,00	0	208.320,00
SAN MAURO A SIGNA	Ciampi (P.za), 8 ang. Nannucci (Via)	18.759,90	0	0	0	191.938,34	58.607,47	77.877,11	329.720,37	676.903,19	141.031,77	535.871,42
SAN MAURO A SIGNA	Nannucci (Via), 1	65.885,44	0	0	0	0	0	0	168.866,56	234.752,00	0	234.752,00
SAN PIERO A SIEVE	Provinciale Imolese (Via), 10-12	10.685,46	5.949,58	0	0	81.584,94	19.300,34	43.710,66	71.527,23	233.058,21	66.768,95	166.289,26
SANSEPOLCRO	XX Settembre (Via), 82/a-b ang. Pettorotondo (Via), 6	47.623,93	0	0	0	63.833,61	345.237,53	118.491,75	285.895,32	861.082,14	223.470,58	637.611,56
SANTA BRIGIDA	Piana (Via), 13/e/f/g	7.679,98	0	0	0	80.309,90	0	23.757,27	70.079,37	181.826,52	45.876,10	135.950,42
SANTA CROCE SULL'ARNO	Basili (Via) ang. Cavour (Via)	1.553.602,31	0	0	0	0	0	184.801,71	354.511,18	2.092.915,20	470.452,20	1.622.463,00
SCANDICCI	Sollicciano (Via) - Loc. Casellina	221.911,20	0	0	0	0	0	10.151,27	102.005,71	334.068,18	44.795,36	289.272,82
SCARPERIA	Kennedy (V.le) s.n.c.	135.969,64	0	0	0	366.937,29	76.118,78	207.982,62	245.777,80	1.032.786,13	388.602,69	644.183,44
SESTINO	Roma (Via), 5 ang. Mercato (P.za)	2.084,58	7.746,85	0	0	60.565,13	16.187,44	41.247,09	82.963,03	210.794,12	43.714,36	167.079,76
SESTO FIORENTINO	Cavallotti (Via), 69 - Dante Alighieri (Via), 38	1.327,29	118.785,09	0	0	144.745,78	829.376,00	553.671,67	669.846,37	2.317.752,20	603.949,44	1.713.802,76
SIENA	Massetana Romana (Via) - Loc. San Marco	848.961,15	0	0	0	0	0	53.953,40	319.235,47	1.222.150,02	199.109,28	1.023.040,74
SIENA	Palazzo Tolomei - Tolomei (P.za), 11	293.043,50	0	0	57.790,40	437.448,24	2.555.100,23	1.298.228,42	1.574.636,90	6.216.247,69	1.838.856,91	4.377.390,78
SIENA	Palazzo Tolomei - Via dei Termini, 32	60.507,69	0	0	52.467,26	363.327,43	453.320,04	0	293.547,58	1.223.170,00	0	1.223.170,00
SIENA	Palazzo Tolomei - Via dei Termini, 32	170.205,84	0	0	147.588,44	215.008,62	1.732.927,19	15.149,59	3.170.738,41	5.451.618,09	1.047.818,09	4.403.800,00
SORANO	Busatti (P.za), 2	7.303,53	0	0	0	39.267,71	0	35.811,60	79.526,22	161.912,26	25.022,26	136.890,00
SORANO	Busatti (P.za), 3	9.590,73	0	0	0	20.953,06	103.398,19	36.164,34	35.967,73	206.074,04	69.090,32	136.983,72
STIA	Tanucci (P.za), 70	0,01	10.329,14	0	0	43.290,30	85.927,22	58.335,86	109.784,90	307.667,43	72.627,85	235.039,58
STIA	Tanucci (P.za), 70/c - De Amicis (Via), 28	1.016,12	0	0	0	27.127,09	3.263,05	0	75.217,74	106.624,00	0	106.624,00

Ubicazione Località	Indirizzo	Valore contabile al netto delle rivalutazioni	Rivalutazione ex Legge n. 823/1973	Rivalutazione ex Legge n. 576/1975	Rivalutazione ex Legge n. 72/1983	Rivalutazione ex Legge n. 413/1991	Rivalutazione ex Legge n. 408/1990	Rivalutazione ex Legge n. 342/2000	Rivalutazione ex Legge n. 266/2005	Valore contabile inclusivo delle rivalutazioni	Rettifiche di valore complessive	Valore di bilancio
STRADA IN CASENTINO	Roma (Via), 29/b e 31	4.450,93	0	0	0	47.743,97	0	164,28	72.371,82	124.731,00	0	124.731,00
STRADA IN CASENTINO	Roma (Via), 29/1	65.941,49	0	0	0	98.217,33	4.970,33	45.664,87	77.255,41	292.049,43	92.076,05	199.973,38
SUBBIANO	Europa (V.le), 24	234.425,75	0	0	0	557.845,48	0	120.950,98	459.939,35	1.373.161,56	533.748,66	839.412,90
TAVARNELLE VAL DI PESA	Roma (Via), 81-83-85	177.651,68	0	0	0	166.369,00	30.369,64	106.249,96	63.945,21	544.585,49	294.507,87	250.077,62
TAVARNUZZE	Montebuoni (Via), 200 ang. Imprunetana (Via)	32.356,93	0	0	0	252.680,31	0	76.960,06	233.661,79	595.659,09	158.068,45	437.590,64
TERONTOLA	XX Settembre (Via), 27	15,49	7.746,85	0	0	9.356,72	121.125,03	57.984,19	110.329,34	306.557,62	70.725,46	235.832,16
TORRITA DI SIENA	Mazzini (Via), 12	72.200,40	0	0	0	120.765,05	189.219,63	123.848,25	277.752,49	783.785,82	246.241,34	537.544,48
VIAREGGIO	Dante (p.le) ang. Verdi (Via)	34.497,75	0	0	0	261.595,05	391.323,40	99.406,60	142.560,42	929.383,22	336.743,62	592.639,60
VIAREGGIO	S. Francesco (Via), 1-3	2.977.075,51	0	0	0	2.612.700,97	0	1.140.489,42	2.551.463,02	9.281.728,92	4.751.586,18	4.530.142,74
VICCHIO DI MUGELLO	Giotto (P.za), 9-10 - Popolo (C.so del),36	0,01	10.329,14	0	0	86.699,88	11.530,23	55.133,82	73.403,83	237.096,91	59.132,81	177.964,10
VILLAFRANCA LUNIGIANA	Vittoria (P.za), 5	75.826,20	0	0	0	0	0	7.329,30	442,65	83.598,15	18.160,31	65.437,84
VOLTERRA	Matteotti (Via), 1 ang. Marchesi (Via), 5	0,01	15.493,71	0	0	302.282,22	0	137.445,18	211.498,73	666.719,85	161.984,45	504.735,40
TOTALE GENERALE ALLA DATA DI CHIUSURA DELL'ESERCIZIO		39.918.011,52	2.453.860,60	1.437.237,90	9.615.239,02	67.106.287,52	[illegible]	45.113.283,01	76.157.687,75	328.025.711,68	99.163.105,19	228.862.606,49

Elenco delle partecipazioni detenute alla data di chiusura dell'esercizio (importi in euro)

	Ente o Società	Valore nominale	Valore di bilancio	Capitale Sociale o fondo di dotazione	Valore unitario delle azioni o quote	Numero di azioni o quote possedute	Percentuale di partecipazione	Patrimonio netto come da ultimo bilancio approvato	Valutazione della quota di partecipazione	Differenza tra valore di bilancio e valore della quota di partecipazione: Positiva	Differenza tra valore di bilancio e valore della quota di partecipazione: Negativa
	PARTECIPAZIONI IN SOCIETÀ CONTROLLATE										
	Società bancarie:										
(1)	- Cassa di Risparmio di Mirandola S.p.A. - Mirandola (MO)	38.658.431,04	188.353.784,80	38.672.652,00	5,160	7.491.944	99,963%	63.956.602,00	63.933.083,46	0,00	(124.420.701,34)
(1)	- Cassa di Risparmio di Orvieto S.p.A. - Orvieto (TR)	10.194.212,15	73.534.628,96	13.856.455,40	51,650	197.371	73,570%	42.163.415,77	31.019.679,49	0,00	(42.514.949,47)
(1)	- Cassa di Risparmio della Spezia S.p.A. - La Spezia	51.873.463,20	240.772.864,74	76.180.000,00	0,520	99.756.660	68,093%	157.515.943,79	107.257.777,81	0,00	(133.515.086,93)
(1)	- Cassa di Risparmio di Pistoia e Pescia S.p.A. (azioni ordinarie) - Pistoia	57.837.777,40	169.394.829,44	96.396.300,00	0,520	111.226.495	60,000%	178.340.507,50	107.004.299,69	0,00	(62.390.529,75)
	- Cassa di Risparmio di Pistoia e Pescia S.p.A. (azioni di risparmio) - Pistoia	11.028.368,00	14.100.174,79	20.800.000,00	0,520	21.208.400	53,021%	38.481.586,49	20.403.321,97	6.303.147,18	0,00
(1)	- Cassa di Risparmio di Civitavecchia S.p.A. - Civitavecchia (Roma)	12.569.800,00	50.325.365,12	24.646.700,00	50,000	251.396	51,000%	64.409.909,81	32.819.009,58	0,00	(17.476.355,54)
	- Findomestic Banca S.p.A. - Firenze	160.377.450,00	219.653.634,97	340.000.000,00	50,000	3.207.549	47,170%	571.353.602,00	269.506.569,81	49.852.934,84	0,00
	Totale società bancarie		956.135.282,82						631.973.741,81	56.156.082,03	(380.317.623,04)
	Società finanziarie:										
	- Centro Riscossione Tributi - CERIT S.p.A. - Scandicci (FI)	2.582.284,00	2.582.284,00	2.582.284,00	1.000,00	2.582	100,000%	1.084.676,00	2.582.284,00	0,00	0,00
	- CR Firenze Gestion Internationale S.A. - Luxembourg (LUX)	400.000,00	400.000,00	500.000,00	100,00	4.000	80,000%	1.744.151,59	1.395.321,27	995.321,27	0,00
	- Perseo Finance S.r.l. - Treviso	6.000,00	6.000,00	10.000,00	1,00	6.000	60,000%	33.975,12	20.385,07	14.385,07	0,00
	Totale società finanziarie		2.988.284,00						3.997.990,34	1.009.706,34	0,00
	Altre società:										
(1)	- Immobiliare Nuova Sede S.r.l. - Firenze	51.480,00	19.125.397,81	51.480,00	0,520	99.000	100,000%	14.237.398,00	19.125.397,81	0,00	0,00
	- Infogroup S.p.A. - Firenze	2.820.000,00	2.357.419,33	3.000.000,00	1,000	2.820.000	94,000%	6.349.289,00	5.968.331,66	3.610.912,33	0,00
	- City Life S.p.A. - Firenze	216.000,00	214.496,58	360.000,00	1,000	216.000	60,000%	358.577,60	215.146,56	649,98	0,00
	- Centrovita Assicurazioni S.p.A. - Firenze	16.340.000,00	16.154.026,62	38.000.000,00	1,000	16.340.000	43,000%	46.841.645,00	20.141.907,35	3.987.880,73	0,00
	Totale altre società		37.851.340,34						45.450.783,38	7.599.443,04	0,00
	TOTALE PARTECIPAZIONI IN SOCIETÀ CONTROLLATE		996.974.907,16						681.422.515,53	64.765.231,41	(380.317.623,04)
	PARTECIPAZIONI IN SOCIETÀ COLLEGATE										
	Società finanziarie:										
	- Centro Factoring S.p.A. - Firenze	10.524.344,00	15.119.432,70	25.200.000,00	4,000	2.631.086	41,763%	41.057.566,00	17.146.982,08	2.027.549,38	0,00
	- Centro Leasing S.p.A. - Firenze	27.854.502,40	40.691.727,28	100.093.641,60	3,200	8.704.532	27,828%	159.266.828,72	44.321.479,29	3.629.752,01	0,00
	Totale società finanziarie		55.811.159,98						61.468.461,36	5.657.301,38	0,00
	TOTALE PARTECIPAZIONI IN SOCIETÀ COLLEGATE		55.811.159,98						61.468.461,36	5.657.301,38	0,00
	PARTECIPAZIONI IN ALTRE SOCIETÀ										
	Società bancarie:										
(1)	- Cassa dei Risparmi di Forlì S.p.A. (azioni ordinarie) - Forlì	11.096.076,00	91.840.845,27	95.544.526,00	1,000	11.096.076	11,614%	195.926.763,86	22.753.980,30	0,00	(69.086.864,97)
(1)	- Cassa dei Risparmi di Forlì S.p.A. (azioni privilegiate) - Forlì	1.085.850,00	8.882.255,52	95.544.526,00	1,000	1.085.850	1,136%	19.173.181,27	217.900,49	0,00	(8.664.355,03)
(3)	- Sanpaolo IMI S.p.A. - Torino	27.068.244,00	68.113.615,70	5.217.679.140,80	2,800	9.667.230	0,519%	9.831.773.257,80	127.704.108,30	59.590.492,60	0,00
(1)	- Cassa di Risparmio di Ravenna S.p.A. - Ravenna	175.562,40	505.661,92	151.372.000,00	5,200	33.762	0,116%	372.708.320,51	432.269,95	0,00	(73.391,97)
	Totale società bancarie		169.342.378,41						151.108.259,04	59.590.492,60	(77.824.611,97)
	Società finanziarie:										
	- SICI - Sviluppo Imprese Centro Italia SGR S.p.A. - FIRENZE	774.690,00	809.801,57	5.164.600,00	516,460	1.500	15,000%	6.216.975,00	932.546,25	122.744,68	0,00
	- CR Firenze Mutui S.r.l. - Conegliano (TV)	1.000,00	1.000,00	10.000,00	1,000	1.000	10,000%	10.068,00	1.006,80	6,80	0,00
	- Fidi Toscana S.p.A. - Firenze	6.397.456,00	5.897.173,55	72.020.000,00	52,000	123.028	8,883%	77.951.922,00	6.924.381,99	1.027.208,44	0,00
	- SI' Holding S.p.A. - Roma	714.591,00	836.772,91	27.000.000,00	0,600	1.190.985	2,647%	45.621.938,00	1.207.445,42	370.672,51	0,00
	- GE.PA.FIN. - Gestione Partecipazioni Finanziarie S.p.A. - Perugia	6.000,00	5.339,85	600.000,00	6,000	1.000	1,000%	1.497.380,00	14.973,80	9.633,95	0,00
	- VISA Europe Ltd. - Londra (GB)	10,00	10,00	150.000,00	10,000	1	0,007%	150.000,00	10,00	0,00	0,00

Ente o Società		Valore nominale	Valore di bilancio	Capitale Sociale o fondo di dotazione	Valore unitario delle azioni o quote	Numero di azioni o quote possedute	Percentuale di partecipazione	Patrimonio netto come da ultimo bilancio approvato	Valutazione della quota di partecipazione	Differenza tra valore di bilancio e valore della quota di partecipazione: Positiva	Negativa
	Totale società finanziarie		**7.550.097,88**						**9.080.364,26**	**1.530.266,38**	**0,00**
	Altre società:										
	- Immobiliare Novoli S.p.A. - Firenze	3.096.000,00	2.689.442,55	20.640.000,00	5,160	600.000	15,000%	17.929.617,00	2.689.442,55	0,00	0,00
	- Protera S.r.l. - Sesto Fiorentino (FI)	13.390,70	101.431,00	120.000,00	1,000	13.391	11,159%	1.157.870,00	129.205,75	27.774,75	0,00
(1)	- Brain Tecnology S.p.A. - Firenze	50.000,00	2.065.000,00	500.000,00	0,500	100.000	10,000%	4.116.513,00	411.651,30	0,00	(1.653.348,70)
	- Edizioni Design S.p.A. - Firenze	137.450,00	237.300,30	1.374.500,00	1,000	137.450	10,000%	2.373.003,00	237.300,30	0,00	0,00
	- CBE Service S.p.r.l. - Bruxelles (B)	2.478,94	2.478,64	24.789,40	24,789	100	10,000%	25.378,76	2.537,88	59,24	0,00
	- Firenze Parcheggi S.p.A. - Firenze	2.350.746,45	2.735.313,64	25.595.157,50	51,650	45.513	9,184%	32.486.356,00	2.983.657,59	248.343,95	0,00
(1)	- VER Capital S.p.A. - Firenze	240.000,00	297.000,00	1.500.000,00	1,000	240.000	16,000%	1.500.000,00	240.000,00	0,00	(57.000,00)
	- Sanpaolo IMI Private Equity Scheme B.V. - Amsterdam (NL)	8.000,00	2.662.700,00	100.000,00	100,000	80	8,000%	26.627.000,00	2.662.700,00	0,00	0,00
	- Centro Affari e Convegni di Arezzo S.r.l. - Arezzo	816.000,12	814.502,46	14.323.888,51	1,000	816.000	5,697%	17.064.514,00	972.127,47	157.625,01	0,00
	- Caricentro Servizi S.r.l. - Firenze	5.165,00	5.165,00	100.000,00	1,000	5.165	5,165%	195.871,00	10.116,74	4.951,74	0,00
(1)	- Welcome Italia S.p.A. - Massarosa (LU)	87.500,52	96.752,78	1.750.000,00	1,000	87.501	5,000%	1.866.497,51	93.325,43	0,00	(3.427,35)
	- P.B. (Recupero Piaggio) S.r.l. - Milano	5.902,40	3.037,87	119.000,00	1,000	5.902	4,960%	109.421,00	5.427,28	2.389,41	0,00
	- Siena Parcheggi S.p.A. - Siena	206.560,00	155.567,87	4.647.600,00	51,640	4.000	4,444%	3.500.277,00	155.567,87	0,00	0,00
(1)	- Firenze Mostre S.p.A. - Firenze	97.976,00	79.352,18	3.196.167,00	1,000	97.976	3,065%	2.588.622,00	79.352,18	0,00	0,00
	- Eurobic Toscana Sud S.p.A. - Poggibonsi (SI)	16.380,00	14.206,63	525.073,00	1,000	16.380	3,120%	455.404,00	14.206,63	0,00	0,00
(1)	- Answers S.p.A. - Firenze	6.267,00	300.000,00	208.882,00	1,000	6.267	3,000%	2.614.861,00	78.452,59	0,00	(221.547,41)
	- Patto 2000 S.c.r.l. - Città della Pieve (PG)	10.328,80	9.952,69	390.428,64	258,220	40	2,646%	376.211,64	9.952,69	0,00	0,00
	- Firenze Fiera S.p.A. (ex Firenze Expò & Congress S.p.A.) - Firenze	621.986,40	639.582,89	24.084.047,16	5,160	120.540	2,583%	24.765.404,00	639.582,89	0,00	0,00
	- Interporto della Toscana Centrale S.p.A. - Prato	241.500,00	219.865,72	12.075.000,00	0,210	1.150.000	2,000%	14.687.820,00	293.756,40	73.890,68	0,00
(2)	- Banca d'Italia - Roma	2.889,12	55.493.793,79	156.000,00	0,520	5.556	1,852%	30.308.660.800,00	561.316.398,02	505.822.604,23	0,00
	- Siteba S.p.A. - Roma	30.859,92	59.561,01	2.600.000,00	0,520	59.346	1,187%	15.400.867,00	182.795,97	123.234,96	0,00
	- C.R.I.F. S.p.A. - Bologna	74.320,00	4.868,36	6.578.720,00	3,000	24.773	1,130%	26.119.640,77	295.074,38	290.206,02	0,00
(1)(3)	- Engineering S.p.A. - Firenze	255.000,00	4.057.660,00	31.875.000,00	2,550	100.000	0,800%	137.906.929,00	3.270.000,00	0,00	(787.660,00)
	- Società per i Servizi Bancari - SSB S.p.A. - Milano	73.272,94	130.457,66	10.763.984,27	0,130	563.638	0,681%	58.575.163,00	398.734,73	268.277,07	0,00
	- Società di gestione per il Realizzo S.p.A. - Roma	12.267,50	63.356,35	2.946.459,00	0,100	122.675	0,416%	23.170.270,00	96.468,77	33.112,42	0,00
	- Marina di Cala Galera Circolo Nautico S.p.A. - Porto Ercole (GR)	5.676,00	4.149,22	1.548.000,00	5,160	1.100	0,367%	1.342.704,00	4.923,25	774,03	0,00
(1)	- SEAM - Società Esercizio Aeroporto Maremma S.p.A. - Grosseto	10.000,00	6.882,17	3.531.500,00	5,000	2.000	0,283%	1.842.596,00	5.217,60	0,00	(1.664,57)
	- Centrale dei Bilanci S.r.l. - Torino	75.000,00	112.336,49	30.000.000,00	3.000,000	25	0,250%	53.733.481,00	134.333,70	21.997,21	0,00
	- Grosseto Sviluppo S.p.A. - Grosseto	1.238,40	1.101,70	999.997,68	5,160	240	0,124%	889.610,57	1.101,70	0,00	0,00
	- SIA - Società Interbancaria per l'Automazione - CEDBORSA S.p.A. - Milano	19.115,20	39.383,21	18.123.683,76	0,520	36.760	0,105%	57.492.212,00	60.637,51	21.254,30	0,00
(3)	- Parmalat S.p.A. - Collecchio (PR)	2.188.690,00	2.188.690,00	1.600.926.818,00	1,000	2.188.690	0,137%	1.600.926.818,00	4.515.267,47	2.326.577,47	0,00
	- S.W.I.F.T. S.C. - Bruxelles (B)	4.875,64	41.986,37	14.039.413,96	125,000	39	0,035%	170.120.913,96	59.079,98	17.093,61	0,00
	- Consorzio CA.RI.CE.SE. - Bologna	510,00	552,35	1.499.349,00	0,510	1.000	0,034%	1.623.851,38	552,35	0,00	0,00
	- Centrale del Latte di Firenze, Pistoia e Livorno S.p.A. - Firenze	449,28	297,75	7.256.704,00	0,52	864	0,006%	7.753.388	480,03	182,28	0,00
	Totale altre società		**75.333.728,65**						**582.049.429,00**	**509.440.348,38**	**(2.724.648,03)**
	TOTALE PARTECIPAZIONI IN ALTRE SOCIETÀ		**252.226.214,93**						**742.238.052,30**	**570.561.107,37**	**(80.549.260,00)**
	TOTALE GENERALE PARTECIPAZIONI		**1.305.012.272,03**						**1.485.129.029,20**	**640.533.640,16**	**(460.866.883,03)**

(1) Per tali partecipazioni è stato mantenuto il valore di bilancio in quanto non è stata riscontrata una perdita durevole di valore ai sensi dell'articolo 18 del Decreto Legislativo n. 87/1992; la differenza tra valore di bilancio e valore della frazione di patrimonio netto contabile è pertanto da attribuire ad avviamento ovvero al maggior valore dei cespiti detenuti dalle partecipate.

(2) Si precisa che in base alle disposizioni recentemente emanate in materia di "filtri prudenziali" la partecipazione in Banca d'Italia, valutata al costo, viene dedotta dal Patrimonio di Vigilanza in cinque anni in quote costanti. Inoltre, la Legge n. 262 del 28 dicembre 2005 (c.d. "Legge sul risparmio") ha previsto che dal 1° gennaio 2006 le azioni sono prive di diritto di voto.

(3) Tali società sono quotate in Borsa ed il relativo valore di carico è stato pertanto raffrontato con la quotazione rilevata l'ultimo giorno lavorativo dell'esercizio, in quanto ritenuta maggiormente rappresentativa del rispettivo valore.

Elenco delle obbligazioni convertibili

(importi in euro)

Descrizione	Scadenza	Prezzo medio di carico 31/12/2005	Prezzo medio di carico 31/12/2004	Valore nominale 31/12/2005	Valore nominale 31/12/2004	Valore di bilancio 31/12/2005	Valore di bilancio 31/12/2004
ALITALIA 2,9% 02/07 CV	22/07/2007	83,32	93,74	25,90	25,90	25,89	21,58
BANCA IFIS 4,375% 04/09 CV	16/07/2009	102,00	100,00	500.000,00	500.000,00	528.949,50	510.000,00

Allegati al bilancio dell'Impresa

Rendiconto annuale dei Fondi di Previdenza Integrativa (FIP) senza autonoma personalità giuridica (importi in euro)

Come evidenziato nella Parte B Sezione 7 - "I Fondi" della presente nota integrativa, nell'anno 1999 è stato costituito un Patrimonio di destinazione ai sensi dell'articolo 2117 c.c., relativo ai fondi di previdenza integrativi derivanti dagli accordi sindacali attualmente vigenti. Su tali fondi viene tenuta una contabilità separata delle operazioni e vengono immediatamente attribuiti i rendimenti degli investimenti e gli oneri derivanti dalla gestione del suddetto patrimonio. A tal proposito si precisa che il rendimento annuale è costituito, per ogni Sezione o linea di investimento, dal rapporto tra le rendite rivenienti dalla gestione (al netto dei relativi costi) e la giacenza media del rispettivo patrimonio.

Tenuto conto delle risultanze contabili, il Patrimonio di destinazione alla data di chiusura dell'esercizio è così composto:

	31/12/2005	31/12/2004
- Sezione "ordinaria" (a prestazione definita)	117.939.656,79	101.863.416,86
- Sezione "speciale" (a contribuzione definita)	20.436.098,25	15.067.689,57
Totale	138.375.755,04	116.931.106,43

L'importo relativo alla Sezione "speciale", i cui iscritti hanno la possibilità di investire le somme loro spettanti in base a tre linee d'investimento (Conservativa, Bilanciata e Aggressiva), risulta così ripartito:

	31/12/2005	31/12/2004
Linea Conservativa	4.775.526,34	3.589.402,41
Linea Bilanciata	5.092.895,27	3.501.547,30
Linea Aggressiva	10.567.676,64	7.976.739,86
Totale Sezione "speciale"	20.436.098,25	15.067.689,57

Patrimonio FIP Sezione "Ordinaria" (a prestazione definita)

	31/12/2005	31/12/2004
Liquidità	51.167.788,79	99.374.816,86
Investimenti mobiliari	67.223.268,00	0,00
Titoli non immobilizzati	*66.082.500,00*	*2.663.600,00*
Ratei attivi su titoli non immobilizzati	*1.140.768,00*	*0,00*
Totale investimenti della Sezione "ordinaria"	118.391.056,79	102.038.416,86
Fondo per rischi ed oneri per operazioni fuori bilancio	*451.400,00*	*175.000,00*
Totale passività della Sezione "ordinaria"	451.400,00	175.000,00
Totale Sezione "ordinaria"	117.939.656,79	101.863.416,86

Le entrate dell'esercizio della Sezione "ordinaria" del FIP sono così costituite:

	31/12/2005	31/12/2004
Rendite degli investimenti	14.359.217,01	11.836.366,58
Interessi attivi su titoli e scarti	*2.363.738,27*	*2.264.308,00*
Incasso premi su opzioni	*8.971.347,64*	*7.875.100,00*
Plusvalenze su vendita titoli	*1.865.113,60*	*686.584,78*
Rivalutazione titoli non immobilizzati	*19.778,48*	*0,00*
Dividendi su azioni	*71.000,00*	*4.885,99*
Contributo accordi sindacali	*895.000,08*	*1.005.487,81*
Interessi su contributi sospesi anno 2005	*173.238,94*	*0,00*
Incasso delle quote di contributi	17.507.847,78	347.864,31
A carico Banca CR Firenze S.p.A.	*2.731.073,40*	*0,00*
A carico Banca CR Firenze S.p.A. (anni precedenti)	*12.885.265,11*	*0,00*
A carico Cerit S.p.A.	*211.046,39*	*0,00*
A carico Cerit S.p.A. (anni precedenti)	*687.849,61*	*0,00*
A carico Ente Cassa di Risparmio di Firenze	*1.302,63*	*0,00*
A carico Ente Cassa di Risparmio di Firenze (anni precedenti)	*4.477,28*	*0,00*
A carico dei dipendenti della Banca	*331.602,05*	*327.883,85*
A carico dei dipendenti di Cerit S.p.A.	*16.431,29*	*19.164,24*
A carico dei dipendenti dell'Ente Cassa di Risparmio di Firenze	*842,13*	*816,22*
Interessi su contributi sospesi anni precedenti	*637.957,89*	*0,00*
Totale entrate	**31.867.064,79**	**12.184.230,89**

Le uscite dell'esercizio della Sezione "ordinaria" del FIP sono rappresentate da:

	31/12/2005	31/12/2004
Costi degli investimenti	7.796.364,16	6.690.097,67
Perdite da negoziazione titoli	*5.474.464,31*	*5.706.674,27*
Premi su titoli pagati	*944.149,85*	*762.950,00*
Accantonamento al fondo rischi e oneri	*298.000,00*	*0,00*
Svalutazione titoli non immobilizzati	*1.079.750,00*	*220.473,40*
Prestazioni erogate agli iscritti	7.962.830,92	7.208.758,62
Trasferimenti ad altri fondi	1.228,49	89.411,43
Spese amministrative e diverse	30.401,29	11.306,10
Totale uscite	**15.790.824,86**	**13.999.573,82**
Rendimento annuale della Sezione "ordinaria" del FIP	**5,83%**	**5,30%**

Si precisa che per la presente Sezione, in base agli accordi sindacali viene effettuato ogni 4 anni il calcolo della riserva matematica avvalendosi di un Attuario esterno, il quale evidenzia anche il calcolo annuale dei flussi finanziari e la relativa riserva matematica prospettica del quadriennio successivo. L'ultima verifica attuariale è stata effettuata con riferimento al 1° gennaio 2006 e a tale data, ipotizzando un tasso di rendimento in linea con i risultati effettivamente conseguiti nell'ultimo quadriennio, il calcolo annuale dei flussi finanziari ha evidenziato un avanzo tecnico; in proposito si ricorda che solo in presenza di un deficit gli accordi sindacali istitutivi del FIP prevedono una tolleranza del 2% per l'adeguamento automatico della cosiddetta "aliquota di equilibrio", applicata sulla retribuzione pensionabile ed attualmente pari a:

- per il personale della Banca iscritto ante 1° gennaio 1991: 3,40% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale della Cerit S.p.A. iscritto ante 1° gennaio 1991: 5,30% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale iscritto dal 1° gennaio 1991 al 27 aprile 1993: 3,40% a carico dell'azienda e 2% a carico del dipendente.

Patrimonio FIP Sezione "Speciale" (a contribuzione definita)

Linea Conservativa	31/12/2005	31/12/2004
Investimenti mobiliari	163.806,20	1.201.834,03
Titoli e fondi non immobilizzati	*160.800,03*	*1.179.412,67*
Ratei su titoli non immobilizzati	*3.006,17*	*22.421,36*
Liquidità	4.681.938,01	2.418.472,87
Debitori diversi	3.136,47	1.705,02
Totale attività	4.848.880,68	3.622.011,92

Totale uscite	31/12/2005	31/12/2004
Le entrate dell'esercizio della linea Conservativa sono così costituite:		
Rendite degli investimenti	513.302,66	247.028,52
Interessi attivi su titoli e scarti	*12.549,66*	*51.038,66*
Incasso premi su opzioni	*179.142,50*	*79.545,00*
Plusvalenze su vendita titoli	*231.614,07*	*43.565,28*
Rivalutazione titoli non immobilizzati	*750,00*	*43.812,62*
Contributo accordi sindacali	*62.946,43*	*28.089,76*
Utilizzo fondo riacquisto opzioni	*15.500,00*	*0,00*
Dividendi su azioni	*10.800,00*	*977,20*
Incasso delle quote di contributi alla data di chiusura dell'esercizio	857.949,37	682.461,81
Contributi aziendali	*691.592,92*	*545.996,73*
Contributi dipendenti	*109.672,74*	*90.984,13*
Contributi Data Centro S.p.A.	*0,00*	*23.294,22*
Contributi Cerit S.p.A.	*34.779,45*	*0,00*
Contributi Ente Cassa di Risparmio di Firenze	*21.904,26*	*22.186,73*
Trasferimenti da altri fondi	136.254,81	236.001,01
Totale entrate	1.507.506,84	1.165.491,34
Le uscite dell'esercizio della linea Conservativa sono rappresentate da:		
Costi degli investimenti	225.773,18	122.392,15
Imposta sostitutiva 11%	*35.537,35*	*15.404,49*
Pagamento premi assicurativi	*5.238,62*	*5.290,37*
Perdite da negoziazione titoli	*142.959,71*	*69.554,46*
Pagamento premi su opzioni	*42.037,50*	*6.750,00*
Accantonamento fondo riacquisto opzioni	*0,00*	*15.500,00*
Altre spese di gestione	*0,00*	*244,30*
Svalutazione titoli non immobilizzati	*0,00*	*9.648,53*
Trasferimenti - capitale	94.280,56	16.160,48
Trasferimenti - rendimento dell'anno	1.016,99	129,90
Spese generali (bollo su estratti conto)	312,18	263,16
Totale uscite	321.382,91	138.945,69
Rendimento annuale della linea Conservativa	7,98%	4,56%

Linea Bilanciata	31/12/2005	31/12/2004
Investimenti mobiliari	327.612,33	1.000.368,77
Titoli e fondi non immobilizzati	*321.600,00*	*993.088,88*
Ratei su titoli non immobilizzati	*6.012,33*	*7.279,89*
Liquidità	4.901.797,63	2.540.978,54
Debitori diversi	5.503,98	2.728,00
Totale attività	**5.234.913,94**	**3.544.075,31**

	31/12/2005	31/12/2004
Le entrate dell'esercizio della linea Bilanciata sono così costituite:		
Rendite degli investimenti	820.430,17	376.240,01
Interessi attivi su titoli e scarti	*14.679,83*	*28.466,63*
Incasso premi su opzioni	*298.300,00*	*184.330,00*
Plusvalenze su vendita titoli	*409.629,23*	*96.979,31*
Rivalutazione titoli non immobilizzati	*1.500,00*	*31.548,99*
Contributo accordi sindacali	*53.521,11*	*33.449,28*
Utilizzo fondo riacqusto opzioni	*24.800,00*	*0,00*
Dividendi su azioni	*18.000,00*	*1.465,80*
Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.016.420,13	679.625,37
Contributi aziendali	*791.076,73*	*540.741,89*
Contributi dipendenti	*125.695,59*	*90.554,61*
Contributi Data Centro S.p.A.	*0,00*	*40.669,08*
Contributi Cerit S.p.A.	*90.833,44*	*0,00*
Contributi Ente Cassa di Risparmio di Firenze	*8.814,37*	*7.659,79*
Trasferimenti da altri fondi	210.509,61	75.097,25
Totale entrate	**2.047.359,91**	**1.130.962,63**
Le uscite dell'esercizio della linea Bilanciata sono rappresentate da:		
Costi degli investimenti	445.652,49	254.876,25
Imposta sostitutiva 11%	*46.320,84*	*15.000,01*
Pagamento premi assicurativi	*5.166,12*	*5.765,89*
Perdite da negoziazione titoli	*292.265,53*	*137.355,92*
Pagamento premi su opzioni	*101.900,00*	*6.750,00*
Accantonamento fondo riacquisto opzioni	*0,00*	*24.800,00*
Altre spese di gestione	*0,00*	*366,45*
Svalutazione titoli non immobilizzati	*0,00*	*64.837,98*
Trasferimenti - capitale	10.035,89	10.939,21
Trasferimenti - rendimento dell'anno	17,83	156,40
Spese generali (bollo su estratti conto)	305,73	246,39
Totale uscite	**456.011,94**	**266.218,25**
Rendimento annuale della linea Bilanciata	**10,33%**	**4,51%**

Linea Aggressiva	31/12/2005	31/12/2004
Investimenti mobiliari	0,00	3.411.933,86
Titoli e fondi non immobilizzati	*0,00*	*3.407.497,40*
Ratei su titoli non immobilizzati	*0,00*	*4.436,46*
Liquidità	10.845.765,90	4.612.712,41
Debitori diversi	11.666,10	9.756,61
Totale attività	**10.857.432,00**	**8.034.402,88**

	31/12/2005	31/12/2004
Le entrate dell'esercizio della linea Aggressiva sono così costituite:		
Rendite degli investimenti	1.894.874,14	935.434,90
Interessi attivi su titoli e scarti	*1.504,40*	*36.063,73*
Incasso premi su opzioni	*1.046.259,41*	*519.175,00*
Plusvalenze su vendita titoli	*663.014,23*	*193.116,21*
Rivalutazione titoli non immobilizzati	*0,00*	*87.305,22*
Credito d'imposta fiscale	*0,00*	*0,00*
Contributo accordi sindacali	*116.136,10*	*71.661,74*
Utilizzo fondo riacquisto opzioni	*20.900,00*	*0,00*
Dividendi su azioni	*47.060,00*	*28.113,00*
Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.690.641,90	1.482.791,00
Contributi aziendali	*1.445.133,53*	*1.225.184,82*
Contributi dipendenti	*232.049,62*	*197.737,57*
Contributi Data Centro S.p.A.	*0,00*	*57.188,69*
Contributi Cerit S.p.A.	*10.774,46*	*0,00*
Contributi Ente Cassa di Risparmio di Firenze	*2.684,29*	*2.679,92*
Trasferimenti da altri fondi	16.717,56	75.135,78
Totale entrate	**3.602.233,60**	**2.493.361,68**
Le uscite dell'esercizio della linea Aggressiva sono rappresentate da:		
Costi degli investimenti	854.725,70	639.145,69
Imposta sostitutiva 11%	*128.557,67*	*36.620,02*
Pagamento premi assicurativi	*15.651,77*	*18.008,09*
Perdite da negoziazione titoli	*326.103,76*	*278.914,70*
Pagamento premi su opzioni	*384.412,50*	*122.450,00*
Accantonamento fondo riacquisto opzioni	*0,00*	*20.900,00*
Altre spese di gestione	*0,00*	*610,75*
Svalutazione titoli non immobilizzati	*0,00*	*161.642,13*
Trasferimenti - capitale	154.137,46	250.365,03
Trasferimenti - rendimento dell'anno	1.797,69	1.082,66
Spese generali (bollo su estratti conto)	635,97	611,46
Totale uscite	**1.011.296,82**	**891.204,84**
Rendimento annuale della linea Aggressiva	**13,27%**	**4,78%**

Per la Sezione "speciale" si precisa che le voci "Contributi Cerit S.p.A." e "Contributi Ente Cassa di Risparmio di Firenze" sono comprensive dei contributi a carico, rispettivamente, dei lavoratori dipendenti e del datore di lavoro. I contributi di Data Centro S.p.A. rientrano in parte nei "Contributi aziendali" ed in parte nei "Contributi dipendenti", in quanto in data 1° maggio 2005 la società Data Centro S.p.A. è stata incorporata da Banca CR Firenze S.p.A.

Relazione sulla Gestione Esercizio 2005

La presente relazione accompagna il rendiconto dell'esercizio 2005, redatto in osservanza al principio di chiarezza, che rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e l'andamento dell'esercizio di ciascuno dei quattro comparti del fondo e, in osservanza alle direttive impartite dalla Commissione di Vigilanza sui Fondi Pensione, comprende per ciascun comparto i seguenti documenti:

1. **Stato Patrimoniale**
2. **Conto Economico**
3. **Nota integrativa**

Descrizione generale dell'andamento complessivo della gestione

Il Fondo, istituito da Banca CR Firenze con delibera del Consiglio di Amministrazione del 13 novembre 2000 e iscritto al n. 110 dell'Albo tenuto dalla Commissione di Vigilanza, ha iniziato la sua operatività in data 18 giugno 2001.

Nell'esercizio 2005 il collocamento del Fondo è avvenuto tramite tutte le banche del Gruppo Banca CR Firenze, e precisamente: Banca CR Firenze S.p.A., Cassa di Risparmio di Pistoia e Pescia S.p.A., Cassa di Risparmio di Civitavecchia S.p.A., Cassa di Risparmio di Orvieto S.p.A., Cassa di Risparmio di Mirandola S.p.A. e Cassa di Risparmio della Spezia S.p.A.

Nonostante che anche il 2005 si sia rivelato parco di soddisfazioni per il mercato della previdenza complementare, CRF PREVIDENZA si è distinto per particolare intraprendenza collocandosi, tra tutti i fondi pensione aperti che operano in Italia, al primo posto per nuove adesioni e nella rosa del top dieci per raccolta di contributi.

La crescente affermazione del fondo pensione viene confermata inoltre dalle seguenti analisi interne:

- un incremento nelle adesioni, rispetto al 2004, del 110%;
- un incremento del 148% nel patrimonio (attivo netto al 31 dicembre 2005 più contributi del mese di dicembre registrati nei conti d'ordine);
- un incremento della redditività per l'istitutore derivante dalla trasformazione degli oneri di gestione finanziaria e del servizio di banca depositaria da fissi a variabili. Infatti tali costi, assoggettati ad un minimo contrattuale fisso, a causa della esiguità delle masse, finivano per incidere in misura percentualmente elevata sulle commissioni attive percepite dall'Istitutore.

A fine 2005 al Fondo aderivano n° 18.103 aderenti, così ripartiti nelle 4 linee di investimento, come riportato nelle segnalazioni COVIP del 4° trimestre 2005:

- Comparto 1 - n. 4.540
- Comparto 2 - n. 8.155
- Comparto 3 - n. 3.879
- Comparto 4 - n. 1.529

Si tratta, per la quasi totalità, di adesioni individuali con un'unica significativa adesione collettiva: quella di circa 400 dipendenti di Cassa di Risparmio della Spezia, concretizzata nell'agosto 2004. Grazie a questa importante adesione, nel mese di novembre sono stati acquisiti, per trasferimento dal precedente gestore Intesa Previdenza, anche gli "zainetti" personali per un ammontare complessivo di circa 7 milioni di Euro.

Un'analisi approfondita per classi di età evidenzia un 55% di iscritti "giovani" (fino a 39 anni), un 30% di "maturi" (fino a 49 anni) ed il restante 15% di "over 50".
Tali risultanze sono confortanti circa il corretto orientamento commerciale delle reti di vendita, in quanto i più "bisognosi" di previdenza complementare, che andranno in quiescenza col più penalizzante sistema contributivo, rappresentano oltre la metà dei nostri iscritti; i rimanenti, in misura proporzionalmente inversa al grado di copertura pubblica garantita, rientrano per circa un terzo nel sistema misto e per una minoranza nel vecchio sistema retributivo.

Descrizione generale dell'andamento complessivo della gestione

Il patrimonio del fondo è stato gestito nel rispetto dei limiti e delle condizioni stabiliti dalla normativa vigente e dal Regolamento del Fondo, avendo come riferimento l'esclusivo interesse degli iscritti.

L'Istitutore, Banca CR Firenze S.p.A., ha conferito a San Paolo IMI Asset Management SGR S.p.A. l'incarico di effettuare specifiche scelte di investimento concernenti le singole linee, con riferimento all'intero patrimonio delle stesse e a tutti i mercati e le tipologie di strumenti finanziari consentiti dal Regolamento del Fondo.

Outlook macroeconomico

1. La crescita economica mondiale nel 2005 è stata ampiamente superiore al 4%:
   - Negli Stati Uniti la crescita si è mantenuta sopra il potenziale sebbene in modesto e fisiologico rallentamento nella prima parte dell'anno: il recupero occupazionale e l'espansione degli investimenti aziendali hanno controbilanciano la restrizione monetaria, la fine dei tagli alle tasse e gli alti prezzi delle materie prime.
   - Nell'area Euro la crescita è stata modesta ma in deciso miglioramento nella parte finale dell'anno grazie all'indebolimento dell'euro e al miglioramento degli utili aziendali
2. Il rialzo di petrolio e materie prime ha spinto l'inflazione nel 2005, ma al netto di questi elementi (inflazione core) i prezzi al consumo sono rimasti sotto controllo.
3. La Banca Centrale americana ha proseguito nel processo di normalizzazione dei tassi a breve portando i Fed Funds dal 2,25% al 4,25 nel corso dell'anno. Nell'area Euro una crescita modesta accompagnata da inflazione contenuta ha consentito alla Banca Centrale europea di mantenere stabili i tassi al 2% per quasi l'intero anno, salvo un rialzo di 25bp nell'ultimo mese del 2005.

Mercati azionari

Lo scenario di crescita solida e di inflazione contenuta ha favorito i mercati azionari di quasi tutte le aree mondiali. Le azioni globali sono salite per il terzo anno di seguito registrando nel 2005 una performance superiore al 13% in valuta locale (totale 52,8% in tre anni).

La performance è stata guidata dai mercati a maggiore connotazione ciclica come quelli dei paesi emergenti (+31,5%) e del Giappone (+43%).

Gli indici delle principali borse mondiali hanno registrato tuttavia ampie differenze: accanto agli Stati Uniti che hanno registrato un modesto +3%, si sono distinte le borse europee con performance che vanno dal +33% della Svizzera al +24% di Francia e Germania. A differenza del 2004, il mercato italiano ha registrato performance inferiori alla media europea (Comit +13,7).

A livello settoriale il 2005 ha continuato a vedere ottime performance dei petroliferi, dei servizi di pubblica utilità, degli industriali e dei finanziari

È infine proseguita la tendenza, in corso dal 2000, delle società a media e bassa capitalizzazione a registrare performance migliori rispetto alle *blue chips*.

Mercati obbligazionari

L'inflazione sotto controllo e la crescita sostenuta hanno portato i rendimenti delle obbligazioni a consolidare lateralmente. Il rendimento a 10 anni Usa si è mosso tra il 3,8% e il 4,7% e quello sul Bund (decennale tedesco) tra il 3,0% e il 3,8%.

Le obbligazioni hanno generato performance in linea con il rendimento cedolare. L'indice JPM USA ha reso il 3,2% contro il 5,3% del JPM EMU. Il differenziale di rendimento si è mosso coerentemente con un differenziale di crescita favorevole agli USA e con un ciclo di rialzo dei tassi ufficiali nell'area Euro in ritardo rispetto a quello guidato dalla Fed. La credibilità della Banca Centrale Usa nel tenere sotto controllo l'inflazione ha consentito ai tassi a lungo termine di rimanere a livelli contenuti nonostante un rialzo complessivo di 325bp dei tassi a breve. La curva dei rendimenti Usa a fine anno è risultata completamente piatta ovvero il rendimento offerto dalle obbligazioni è lo stesso (4,35%) sulle diverse scadenze. Sulle obbligazioni societarie gli spread sono rimasti sostanzialmente invariati rispetto a inizio anno pur in presenza di un'elevata volatilità in corso d'anno sulla vicenda General Motors.

Mercati dei cambi

Al deficit di partite correnti e alla ricomposizione dei portafogli internazionali che avevano portato l'euro contro dollaro a 1,36 a inizio 2005 hanno prevalso, in corso d'anno, fattori in grado di guidare il tasso di cambio in direzione opposta favorendo un forte deprezzamento dell'euro (1,17 a fine 2005):

- fattori ciclici: differenziale di crescita a favore degli Stati Uniti rispetto all'area Euro;
- fattori di mercato: allargamento a oltre 100bp del differenziale dei rendimenti a 10 anni tra gli Usa e l'area Euro e divergenza delle politiche montarie tra le due aree che ha portato a fine anno il differenziale sui tassi ufficiali a 200bp;
- fattori valutativi: secondo la maggior parte dei modelli valutativi l'euro era sopravvalutato contro dollaro. Il livello teorico della parità dei poteri d'acquisto è collocato tra 1,10 e 1,20.

Complessivamente il dollaro ha guadagnato il 15,3% comportando un netto miglioramento delle performance degli investimenti in Usa a cambio aperto. La sterlina ha guadagnato il 3,4%, lo yen l'1,5% e il dollaro canadese oltre il 20%.

Gestione del portafoglio

Nel corso del 2005 il portafoglio ha mantenuto un'allocazione che ha privilegiato il mercato azionario attraverso un suo sovrappeso rispetto al benchmark, mentre sulla componente obbligazionaria il portafoglio ha mantenuto una duration lievemente inferiore a quella del benchmark.

Per quanto riguarda il mercato obbligazionario, l'attesa di un mercato in solo modesta discesa ha portato ad un atteggiamento difensivo in termini di duration, in misura tuttavia marginale. Tra le leve gestionali si è privilegiata l'allocazione per tratti di curva a fronte di attese di appiattimento delle curve dei rendimenti e la selezione dei titoli.

Sulla componente azionaria, il portafoglio ha mantenuto una posizione tra il neutrale e il sovrappeso con incremento di azioni nell'ultima parte dell'anno. A livello di paesi il portafoglio ha mantenuto in sovrappeso l'area Euro e il Giappone rispetto agli Usa.

Le commissioni di gestione dei fondi vengono retrocesse trimestralmente alle singole linee.

La performance time weighted della gestione del portafoglio, che, come è noto, neutralizzando l'effetto dei flussi contributivi è l'unica che consente un raffronto col benchmark, è stata la seguente:

Fondo	Benchmark	Performance Fondo	Performance Benchmark	Differenza
C.R.F. Previdenza - Comparto 1	60% JPM Euro Cash 3 mesi 40% JPM Emu	3.23%	3.43%	-0.20%
C.R.F. Previdenza - Comparto 2	80% JPM Emu 20% MSCI World	9.29%	9.36%	-0.07%
C.R.F. Previdenza - Comparto 3	50% JPM Emu 50% MSCI World	15.80%	15.69%	0.11%
C.R.F. Previdenza - Comparto 4	30% JPM Emu 40% MSCI World	20.33%	20.04%	0.29%

Fonte: San Paolo IMI Asset Management SGR S.p.A. "CRF Previdenza - 30/12/2005"

In questo contesto, il risultato della gestione finanziaria complessiva del Fondo è risultato positivo in tutte e quattro le linee di investimento, complessivamente per un importo di oltre 2 milioni di Euro.

Di seguito vengono illustrati gli esiti delle politiche di gestione per ogni singolo comparto.

Politica di gestione del Comparto 1

Si tratta di una linea di investimento volta a garantire un profilo di rischio "basso", che ricerca la conservazione del capitale investito attraverso una gestione in titoli obbligazionari.

L'orizzonte temporale dell'investimento è di brevissimo periodo.
Il benchmark prescelto è così composto:

- 60%JP Morgan Euro Cash Index 3 mesi
- 40% JP Morgan Emu Government Bond Index

COMPOSIZIONE DEL PORTAFOGLIO



LIQUIDITÀ
OBBLIGAZIONI

COMPOSIZIONE DEL BENCHMARK



JPMORGAN EMU
40%

Il rendimento netto del comparto per l'anno 2005 è stato pari al 2,13%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,75% annue: il rendimento lordo si eleva, quindi, al 2,88%

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24 e 36 mesi:

Periodo di riferimento	Rendimento
Dicembre 2005 su Dicembre 2004	2,13%
Dicembre 2005 su Dicembre 2003	4,92%
Dicembre 2005 su Dicembre 2002	6,59%

COMPARTO 1 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur 0-1	28,5	59,8	-31,4
Eur 1-3	12,6	9,9	2,7
Eur 3-5	19,8	8,0	11,7
Eur 5-7	21,6	5,1	16,5
Eur 7-10	7,5	7,5	0,1
Eur 10+	9,9	9,6	0,3
UK	0,0	0,0	0,0
USA	0,0	0,0	0,0
Fut. Obb.	0,0	0,0	0,0
TOTALE	**99,9**	**100,0**	**-0,1**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,0	0,0	0,0
Italia	68,7	68,7	-0,1
Germ	8,8	9,4	-0,7
Francia	9,3	8,3	1,0
Spagna	1,5	3,3	-1,8
Olanda	4,0	2,4	1,6
Belgio	2,3	2,7	-0,4
Austria	3,5	1,4	2,1
Grecia	1,8	1,9	-0,2
Altri	0,0	1,7	-1,7
TOTALE	**99,9**	**100,0**	**-0,1**

Rating S&P	Peso Portafoglio
AAA	27,1
AA+	2,3
AA	0,0
AA-	68,7
A	1,8
TOTALE	**99,9**

Fonte: San Paolo IMI Asset Management SGR S.p.A. "CRF Previdenza - 30/12/2005"

Politica di gestione del Comparto 2

È una linea di investimento con profilo di rischio "medio-basso", che ha come scopo l'incremento nel medio periodo dei capitali investiti mediante la gestione professionale degli investimenti in valori mobiliari azionari ed obbligazionari opportunamente diversificati e selezionati. L'orizzonte temporale dell'investimento è di medio periodo.

Il benchmark prescelto è così composto:

- 80% JP Morgan Emu Government Bond Index;
- 20% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


AZIONI
21%
OBBLIGAZIONI

COMPOSIZIONE DEL BENCHMARK


JPMORGAN EMU

Il rendimento netto del comparto per l'anno 2005 è stato pari al 7,22%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,90% annue: il rendimento lordo si eleva, quindi, al 8,12%

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24 e 36 mesi:

Periodo di riferimento	Rendimento
Dicembre 2005 su Dicembre 2004	7,22%
Dicembre 2005 su Dicembre 2003	12,23%
Dicembre 2005 su Dicembre 2002	16,41%

COMPARTO 2 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur 0-1	0,0	0,0	0,0
Eur 1-3	18,0	19,8	-1,8
Eur 3-5	14,0	16,0	-2,0
Eur 5-7	11,1	10,2	0,9
Eur 7-10	15,3	14,9	0,4
Eur 10+	20,5	19,1	1,3
UK	0,0	0,0	0,0
USA	0,0	0,0	0,0
Altro	0,0	0,0	0,0
Fut. Obb.	0,0	0,0	0,0
TOTALE	**78,8**	**80,0**	**-1,2**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,0	0,0	0,0
Italia	21,3	17,7	3,6
Germ	17,8	18,8	-1,0
Francia	13,5	16,6	-3,0
Spagna	3,3	6,6	-3,3
Olanda	7,7	4,8	2,9
Belgio	5,2	5,4	-0,2
Austria	6,5	2,8	3,7
Grecia	3,5	3,9	-0,3
Altri	0,0	3,5	-3,5
TOTALE	**78,8**	**80,0**	**-1,2**

Rating S&P	Peso Portafoglio
AAA	48,8
AA+	5,2
AA	0,0
AA-	21,3
A	3,5
TOTALE	**78,8**

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	2,0	1,8	0,1
Materials	1,2	1,1	0,1
Industrials	2,2	2,1	0,1
Consumer Discretionary	2,4	2,3	0,1
Consumer Staples	1,7	1,6	0,0
Health Care	2,0	2,1	0,0
Financials	5,1	5,0	0,1
Information Technology	2,6	2,2	0,4
Telecommunication Services	0,9	0,8	0,0
Utilities	0,8	0,7	0,0
Altri settori	0,3	0,1	0,2
TOTALE	**21,0**	**20,0**	**1,0**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	0,4	0,3	0,0
Euro ex Ita	2,6	2,5	0,1
UK	2,3	2,2	0,1
Svizzera	0,3	0,6	-0,3
Scandinavia	0,2	0,4	-0,1
USA	10,8	10,2	0,6
Canada	0,7	0,7	0,0
Australia	0,2	0,5	-0,3
Giappone	2,8	2,3	0,5
Em. mkts & Far East	0,5	0,2	0,3
Altri paesi	0,1	0,0	0,1
TOTALE	**21,0**	**20,0**	**1,0**

Fonte: San Paolo IMI Asset Management SGR S.p.A. "CRF Previdenza - 30/12/2005"

Politica di gestione del Comparto 3

È una linea di investimento con profilo di rischio "medio-alto", che si propone l'obiettivo di rispondere alle esigenze di coloro che prevedono di richiedere il pensionamento nel lungo periodo e quindi, tenuto conto del lungo orizzonte temporale di permanenza nel fondo, intendono diversificare il proprio portafoglio bilanciando gli investimenti tra il mercato obbligazionario e quello azionario. L'orizzonte temporale dell'investimento è di lungo periodo.

Il benchmark prescelto è così composto:
- 50% JP Morgan Emu Government Bond Index;
- 50% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
OBBLIGAZIONI
47%
AZIONI
53%

COMPOSIZIONE DEL BENCHMARK


JPMORGAN EMU
50%

Il rendimento netto del comparto per l'anno 2005 è stato pari al 12,63%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,00% annue: il rendimento lordo si eleva, quindi, al 13,63%

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24 e 36 mesi:

Periodo di riferimento	Rendimento
Dicembre 2005 su Dicembre 2004	12,63%
Dicembre 2005 su Dicembre 2003	16,96%
Dicembre 2005 su Dicembre 2002	24,18%

COMPARTO 3 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur 0-1	0,0	0,0	0,0
Eur 1-3	10,6	12,4	-1,8
Eur 3-5	8,5	10,0	-1,5
Eur 5-7	5,9	6,4	-0,5
Eur 7-10	9,6	9,3	0,3
Eur 10+	12,8	12,0	0,8
USA	0,1	0,0	0,1
Altro	0,0	0,0	0,0
Fut. Obb.	0,0	0,0	0,0
TOTALE	**47,4**	**50,0**	**-2,6**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,1	0,0	0,1
Italia	12,0	11,1	1,0
Germ	11,1	11,7	-0,6
Francia	7,7	10,3	-2,7
Spagna	2,0	4,1	-2,1
Olanda	4,8	3,0	1,8
Belgio	3,2	3,4	-0,1
Austria	4,1	1,7	2,3
Grecia	2,3	2,4	-0,1
Altri	0,0	2,2	-2,2
TOTALE	**47,4**	**50,0**	**-2,6**

Rating S&P	Peso Portafoglio
AAA	29,7
AA+	3,3
AA	0,0
AA-	12,0
A	2,3
TOTALE	**47,3**

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	4,9	4,6	0,3
Materials	3,0	2,8	0,1
Industrials	5,5	5,3	0,2
Consumer Discretionary	6,1	5,8	0,2
Consumer Staples	4,2	4,1	0,1
Health Care	5,0	5,1	-0,1
Financials	12,7	12,5	0,2
Information Technology	6,5	5,6	0,9
Telecommunication Services	2,2	2,1	0,1
Utilities	1,9	1,8	0,1
Altri settori	0,7	0,2	0,4
TOTALE	**52,5**	**50,0**	**2,5**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	0,9	0,9	0,1
Euro ex Ita	6,5	6,3	0,1
UK	5,7	5,4	0,2
Svizzera	0,9	1,6	-0,7
Scandinavia	0,5	0,9	-0,4
USA	27,1	25,6	1,5
Canada	1,8	1,7	0,1
Australia	0,5	1,2	-0,6
Giappone	7,1	5,8	1,2
Em. mkts & Far East	1,2	0,6	0,6
Latin America	0,0	0,0	0,0
Altri paesi	0,4	0,0	0,3
TOTALE	**52,5**	**50,0**	**2,5**

Fonte: San Paolo IMI Asset Management SGR S.p.A. "CRF Previdenza - 30/12/2005"

Politica di gestione del Comparto 4

È una linea di investimento con profilo di rischio "alto", che risponde alle esigenze di coloro che, avendo un'età anagrafica bassa e quindi una prospettiva di permanenza nel fondo pensione di lunghissimo periodo, desiderano ottenere una rivalutazione del capitale investito, ricorrendo al dinamismo e alle opportunità di elevate performance dei mercati azionari. L'orizzonte temporale dell'investimento è di lunghissimo periodo.

Il benchmark prescelto è così composto:
- 30% JP Morgan Emu Government Bond Index;
- 70% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
OBBLIGAZIONI
26%
AZIONI
74%

COMPOSIZIONE DEL BENCHMARK


JPMORGAN EMU
30%
MSCI WORLD
70%

Il rendimento netto del comparto per l'anno 2005 è stato pari al 16,38%.
Considerato che gli oneri amministrativi vengono percepiti con specifici versamenti, gli unici oneri di gestione incidenti sul rendimento sono solo rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,20% annue: il rendimento lordo si eleva, quindi, al 17,58%

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24 e 36 mesi:

Periodo di riferimento	Rendimento
Dicembre 2005 su Dicembre 2004	16,38%
Dicembre 2005 su Dicembre 2003	20,00%
Dicembre 2005 su Dicembre 2002	28,66%

COMPARTO 4 - Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur 1-3	4,5	7,4	-2,9
Eur 3-5	4,7	6,0	-1,3
Eur 5-7	3,7	3,8	-0,2
Eur 7-10	5,8	5,6	0,3
Eur 10+	7,6	7,2	0,4
USA	0,1	0,0	0,1
Altro	0,0	0,0	0,0
TOTALE	**26,4**	**30,0**	**-3,6**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
USA	0,1	0,0	0,1
Italia	6,8	6,7	0,2
Germ	5,4	7,0	-1,7
Francia	4,2	6,2	-2,0
Spagna	1,3	2,5	-1,1
Olanda	2,8	1,8	1,0
Belgio	2,0	2,0	0,0
Austria	2,3	1,0	1,3
Grecia	1,5	1,4	0,0
Altri	0,0	1,3	-1,3
TOTALE	**26,4**	**30,0**	**-3,6**

Rating S&P	Peso Portafoglio
AAA	16,0
AA+	2,0
AA-	6,8
A	1,5
TOTALE	**26,3**

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Energy	6,8	6,4	0,4
Materials	4,1	3,9	0,2
Industrials	7,6	7,4	0,2
Consumer Discretionary	8,5	8,2	0,3
Consumer Staples	5,9	5,8	0,1
Health Care	7,0	7,2	-0,1
Financials	17,8	17,5	0,2
Information Technology	9,1	7,9	1,2
Telecommunication Services	3,0	3,0	0,1
Utilities	2,6	2,5	0,1
Altri settori	0,9	0,3	0,6
TOTALE	**73,5**	**70,0**	**3,5**

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Italia	1,3	1,2	0,1
Euro ex Ita	9,1	8,9	0,2
UK	7,9	7,6	0,3
Svizzera	1,2	2,2	-0,1
Scandinavia	0,7	1,2	-0,5
USA	37,9	35,8	2,1
Canada	2,6	2,4	0,2
Australia	0,7	1,6	-0,9
Giappone	9,9	8,2	1,7
Em. mkts & Far East	1,7	0,8	0,9
Latin America	0,0	0,0	0,0
Altri paesi	0,5	0,1	0,5
TOTALE	**73,5**	**70,0**	**3,5**

Fonte: San Paolo IMI Asset Management SGR S.p.A. "CRF Previdenza - 30/12/2005"

Erogazione delle prestazioni

Per quanto riguarda la fase di erogazione delle rendite e delle prestazioni accessorie, il Fondo ha mantenuto le convenzioni in essere con la compagnia CENTROVITA Assicurazioni S.p.A.
Nel corso dell'esercizio, non sono state effettuate prestazioni in rendita.
Abbiamo, invece, provveduto alla liquidazione di n° 23 prestazioni in capitale, di cui n° 6 riscatti per decesso e n° 17 per pensionamento, nonché al trasferimento di n° 5 posizioni ad altri fondi. L'importo complessivo di questi "esodi", pari a circa 190 mila euro, è ancora contenuto rispetto al patrimonio del fondo.

Andamento della gestione amministrativa

Nel rispetto dell'impianto normativo generale e coerentemente agli indirizzi fissati in sede di costituzione del Fondo, tutti gli oneri dei soggetti gestori per il servizio di banca depositaria (affidato a Sanpaolo IMI S.p.A.), gestione finanziaria (affidata a Sanpaolo IMI Asset Management SGR S.p.A.) e gestione amministrativa (affidata a Servizi Previdenziali S.p.A.), unitamente ai costi di convenzioni, manutenzione procedure, modulistica e pubblicistica, sono stati sostenuti dall'Istitutore.
In ossequio agli orientamenti emanati da COVIP sulla redazione dei bilanci dei Fondi Pensione, i contributi vengono rilevati secondo il principio di cassa. Pertanto, i proventi derivanti dalle commissioni di sottoscrizione, di gestione amministrativa e finanziaria, di competenza dell'Istitutore, sono iscritti al bilancio 2005 per Euro 566.336 complessivi.

Operazioni in conflitto di interessi

Non risultano operazioni poste in essere in conflitto di interesse.

Fatti di rilievo avvenuti dopo la chiusura dell'esercizio.

In seguito al recentissimo perfezionamento dell'adesione collettiva dei dipendenti di SRT Servizio Riscossione Tributi S.p.A., società nata dal conferimento del ramo esattoriale d'azienda da parte della Cassa di Risparmio della Spezia, dal mese di gennaio 2006 hanno iniziato a pervenire le contribuzioni mensili di n° 22 dipendenti.
In data 31 gennaio 2006, Banca d'Italia ha autorizzato l'esternalizzazione della "sezione a contribuzione definita" del fondo interno preesistente dei dipendenti della Cassa di Risparmio di Civitavecchia S.p.A. Nell'arco delle prossime settimane si procederà pertanto al perfezionamento dell'operazione che, peraltro, comporterà un incremento del patrimonio del fondo di oltre 9 milioni di Euro per effetto degli "zainetti" trasferiti.
Sempre nelle prime settimane del 2006 è stata formalizzata l'adesione collettiva dei dipendenti di Centrovita S.p.A. e si confida che l'avvio delle contribuzioni possa avvenire già dal mese di febbraio.

Evoluzione prevedibile della gestione

L'approvazione del decreto di attuazione della riforma della previdenza complementare (D. Lgs. n. 252 del 5 dicembre 2005) ha lasciato l'amaro in bocca agli operatori, stante il rinvio dell'entrata in vigore delle sue parti più qualificanti al 1° gennaio 2008 disposto dall'art. 23 del citato decreto.
Infatti, mentre entrano immediatamente in vigore i nuovi poteri della COVIP che entro sei mesi dovrà emanare le direttive atte a ricondurre sotto la sua vigilanza tutte le forme pensionistiche complementari, tutte le altre più significative disposizioni in tema di conferimento del TFR, di parità competitiva fra fondi chiusi e fondi aperti, di prestazioni e di fiscalità cominceranno a produrre effetti solo dal successivo termine indicato.
Al fine di individuare soluzioni idonee ad ampliare le adesioni collettive ai fondi pensione aperti già nel corso del biennio precedente all'entrata in vigore del decreto di riforma, è in atto presso l'ABI una rilettura delle disposizioni in vigore, avallata da decisivi pareri di esperti del settore, che già consentirebbe di raccogliere adesioni contrattate senza attendere il 2008.
I positivi esiti di questo lavoro consentirebbero una strategia molto più aggressiva nell'ambito delle adesioni collettive al nostro fondo e quindi risultati ben più significativi di quelli, già ottimi, realizzati nel corso del 2005.

Il Responsabile del Fondo Pensione Aperto
CRF PREVIDENZA

Fabrizio Falsetti

Comparto 1 - Nota integrativa al Bilancio 31 dicembre 2005

Informazioni generali

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Banca CR Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. È un fondo pensione complementare costituito in conformità alle disposizioni del D. Lgs. n. 124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.
Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31/12/2005, le posizioni erano in n. 4540, ripartite come segue:

Classi di età	Maschi	Femmine	Totale
Iscritti di età < 20	115	62	177
Iscritti di età 20 - 24	95	79	174
Iscritti di età 25 - 29	254	168	422
Iscritti di età 30 - 34	355	233	588
Iscritti di età 35 - 39	410	266	676
Iscritti di età 40 - 44	469	282	751
Iscritti di età 45 - 49	391	243	634
Iscritti di età 50 - 54	338	189	527
Iscritti di età 55 - 59	272	136	408
Iscritti di età 60 - 64	94	32	126
Iscritti di età > 64	50	7	57
Totale	2843	1697	4540

Investimento dei contributi

Il comparto 1 è rivolto principalmente a tutti coloro che ricercano una redditività, con un basso profilo di rischio. Tale linea di investimento investe in titoli di debito di natura obbligazionaria in misura del 100% del patrimonio in gestione suddiviso fra BOT nella misura del 60% neutrale (min. 50%, max. 70%) e altri titoli nella misura del 40% neutrale (min. 30%, max. 50%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.
È prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.
La gestione finanziaria delle risorse, è affidata a Sanpaolo IMI Asset Management SGR S.p.A.
Il servizio di banca depositaria è affidato al Sanpaolo IMI S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizioni previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.
Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.
- Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.
- In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
- La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.
- Nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore del 31/12/2005. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio 2006.

Prospetto del valore e della composizione del Patrimonio al 31/12/2005

ATTIVITÀ	
Investimenti	8.013.429,97
Proventi maturati e non riscossi	-
Totale attività	**8.013.429,97**
PASSIVITÀ	
Passività della gestione previdenziale	98.933,56
Passività della gestione finanziaria	5.041,43
Oneri maturati e non riscossi	12.509,56
Totale passività	**116.484,55**
Attivo netto destinato alle prestazioni	**7.896.945,42**
Numero delle quote in essere	**1.057.165,056**
Valore unitario della quota	**7,469**

Comparto 1 - Commento alle voci di bilancio

Stato Patrimoniale

ATTIVITÀ		31/12/2005		31/12/2004
10 Investimenti		**8.013.429,97**		**3.353.720,69**
a) Depositi bancari	107.893,56		61.678,98	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	7.807.757,39		3.251.709,65	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.				
i) Opzioni acquistate				
l) Ratei e risconti attivi	97.779,02	40.332,06		
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria				
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
Totale attività		8.013.429,97		3.353.720,69

PASSIVITÀ		31/12/2005		31/12/2004
10 Passività della gestione prevvidenziale		**(98.933,56)**		**(48.293,43)**
a) Debiti della gestione previdenziale	(98.933,56)		(48.293,43)	
20 Garanzie di risultato riconosciute sulle posizioni individuali				
30 Passività della gestione finanziaria		**(5.041,43)**		**(2.100,06)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(5.041,43)		(2.100,06)	
40 Debiti di imposta		**(12.509,56)**		**(3.083,16)**
Totale passività		(116.484,55)		(53.476,65)
100 Attivo netto destinato alle prestazioni		7.896.945,42		3.300.244,04

Conti d'ordine

	31/12/2005	31/12/2004
Contributi attesi da incassare	535.708,93	405.466,82

Conto economico

			31/12/2005		31/12/2004
10	**Saldo della gestione previdenziale**		**4.587.588,48**		**1.807.557,42**
	a) Contributi per le prestazioni	4.804.033,56		1.853.807,17	
	b) Anticipazioni				
	c) Trasferimenti e riscatti	(198.605,44)		(33.691,94)	
	d) Trasformazioni in rendita				
	e) Erogazioni in conto capitale				
	f) Premi per prestazioni accessorie	(17.839,64)		(12.557,81)	
20	**Risultato della gestione finanziaria**		**151.266,91**		**91.715,10**
	a) Dividendi e interessi	146.976,21		23.157,56	
	b) Profitti e perdite da operazioni finanziarie	4.290,70		68.557,54	
	c) Commissioni e provvigioni su prestito titoli				
	d) Proventi e oneri per operazioni pronti c/termine				
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30	**Oneri di gestione**		**(129.644,45)**		**(65.282,85)**
	a) Società di gestione	(129.644,45)		(65.282,85)	
40	**Variazione attivo netto destinato alle prestazioni *ante imposta sostitutiva (10)+(20)+(30)***		**4.609.210,94**		**1.833.989,67**
50	**Imposta sostitutiva**		**(12.509,56)**		**(3.560,59)**
	Variazione attivo netto destinato alle prestazioni (40)+(50)		4.596.701,38		1.830.429,08

Stato Patrimoniale

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2005	% sulle attività
1	CCT 01/12/2010 TV	1.034.789,50	13,25%
2	CCT 01/03/12 TV	904.212,00	11,58%
3	CCT 01/11/2011 TV	451.809,00	5,79%
4	B.R.D. 4,125% 07/08 E	370.296,00	4,74%
5	BOT 16/10/06	362.392,80	4,64%
6	BTP 2,75% 15/05/2006	350.353,50	4,49%
7	FRANCIA 3,75& 12/01/	343.468,00	4,40%
8	BTP-01SET06 2,75%	340.285,60	4,36%
9	BOT 16/01/06 12 MESI	299.760,00	3,84%
10	BOT 13/04/06 12 MESI	298.020,00	3,82%
11	FRANCE OAT 4,25% 25/	283.452,00	3,63%
12	AUSTRIA 4,125% 15/01	270.603,45	3,47%
13	BTP 01/06/2007 3%	265.702,25	3,40%
14	BTP 2,75% 01FEB06	260.067,60	3,33%
15	OLANDA 5,5% 15/01/20	213.510,00	2,73%

N.	Descrizione titolo	Valore al 31/12/2005	% sulle attività
16	BTP 15/03/06 4,75%	200.908,00	2,57%
17	BELGIO 3% 28/03/10	179.874,00	2,30%
18	B.R.D. 5% 04/07/2011	164.152,50	2,10%
19	B.R.D. 4% 99/09 EUR0	144.690,00	1,85%
20	GRECIA 4,5% 20/09/37	137.925,00	1,77%
21	BOT 15/06/06 12 MESI	128.553,10	1,65%
22	BTP 4,25% 01/02/2019	127.872,00	1,64%
23	SPAGNA 6,15%98/13 EUR	112.731,75	1,44%
24	B.T.P.S. 3,75% 01/08	102.251,00	1,31%
25	B.T.P. 3 % 15/01/1	99.705,00	1,28%
26	BTP 5% 01/02/2012	93.437,10	1,20%
27	OLANDA 3,75%99/09 EUR	92.349,00	1,18%
28	FRANCIA 3,5% 25/04/1	91.710,00	1,17%
29	BTP 01/08/2011 5,25%	82.877,25	1,06%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 2,54.
Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a medio termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo Banca CR Firenze.
Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	12.785.909,42	-	-
Quote di OICR	0,00	-	-
Totale	**12.785.909,42**	**0,00**	-

VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	8.234.336,40	-	-
Quote di OICR	0,00	-	-
Totale	**8.234.336,40**	**0,00**	-

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 98.979,11 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 7.880,33. I restanti € 1.034,12 sono rappresentati dai ratei attivi per gli interessi di c/c, per € 1.107,92 al netto dell'imposta di bollo da addebitare per € 73,80.

Titoli emessi da Stati o da Organismi internazionali.
L'ammontare totale di € 7.807.757,39, è suddiviso in titoli di stato italiani (€ 5.402.995,69) e titoli di stato altri UE (€ 2.404.761,70). Nella tabella sottostante ne viene riportato l'elenco nominativo:

AUSTRIA 4,125% 15/01	270.603,45
B.R.D. 4% 99/09 EURO	144.690,00
B.R.D. 5% 04/07/2011	164.152,50
B.R.D.4,125% 07/08 E	370.296,00
B.T.P. 3 % 15/01/1	99.705,00
B.T.P.S. 3,75% 01/08	102.251,00
BELGIO 3% 28/03/10	179.874,00
BOT 13/04/06 12 MESI	298.020,00
BOT 15/06/06 12 MESI	128.553,10
BOT 16/01/06 12 MESI	299.760,00
BOT 16/10/06	362.392,80
BTP 5% 01/02/2012	93.437,10
BTP 01/06/2007 3%	265.702,25
BTP 01/08/2011 5,25%	82.877,25
BTP 15/03/06 4,75%	200.908,00
BTP 2,75% 01FEB06	260.067,60
BTP 2,75% 15/05/2006	350.353,50
BTP 4,25% 01/02/2019	127.872,00
BTP-01SET06 2,75%	340.285,60
CCT 01/03/12 TV	904.212,00
CCT 01/11/2011 TV	451.809,00
CCT 01/12/2010 TV	1.034.789,50
FRANCE OAT 4,25% 25/	283.452,00
FRANCIA 3,5% 25/04/1	91.710,00
FRANCIA 3,75& 12/01/	343.468,00
GRECIA 4,5% 20/09/37	137.925,00
OLANDA 3,75%99/09EUR	92.349,00
OLANDA 5,5% 15/01/20	213.510,00
SPAGNA 6,15%98/13EUR	112.731,74
Totale	7.807.757,39

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli sopra citati, ed ammonta a totali € 97.779,02.

PASSIVITÀ

Passività della gestione previdenziale

Questa voce si riferisce esclusivamente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese. Tali contributi ammontano ad € 98.933,56.

Passività della gestione finanziaria

Altre passività della gestione finanziaria

L'importo totale di € 5.041,43 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta

Il debito di € 12.509,56 deriva dall' imposta di competenza del 2005, ed è stato versato nei termini stabiliti per legge il 16/02/2006.

Attivo netto

L'Attivo netto destinato alle prestazioni è pari a € 7.896.945,42 suddiviso in n. 1.057.165,056 quote da € 7,469 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare

Sono relativi ai contributi del mese di dicembre versati a gennaio 2006 ed ammontano ad € 535.708,93

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali € 4.804.033,56, di cui € 3.179,58 per switch da altri comparti. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Trasferimenti e Riscatti

Nel corso dell'esercizio sono stati effettuati riscatti per totali € 169.027,76, e switch verso altre linee di investimento per € 29.577,68.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a € 17.839,64, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi

La voce, complessivamente ammontante ad € 146.976,21, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 144.144,84 e dagli interessi su depositi bancari per € 2.831,37.

Profitti e perdite da operazioni finanziarie

L'importo di € 4.290,70 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minus. val. su titoli di stato org. Int.li	8.114,79
Plusv. Real. su titoli stato org. Int.li	12.743,40
Totale plusvalenze	**4.628,61**

La voce è inoltre ridotta dai seguenti importi:

Spese e comm. su c/c	1,80
Comm. neg. su tit. Stato org. Int.li	-153,89
Spese e bolli su tit. Stato org. Int.li	-75,51
Arrotondamenti	0,39
Imposte e bolli su c/c	-110,70
Totale	-337,91

Oneri di Gestione

Società di Gestione

La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 37.544,24
- commissioni di gestione amministrativa: € 37.904,03
- commissioni di sottoscrizione: € 54.196,18.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva

Tale variazione ammonta a € 4.609.210,94.

Imposta sostitutiva

Nell'esercizio 2005 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 12.509,56, così determinata:

+	Patrimonio netto del fondo al 31/12/05 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	7.909.454,98
+	Prestazioni previdenziali	198.605,44
-	Contributi versati al Fondo Pensione	-4.694.093,71
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	Patrimonio netto del fondo al 01 gennaio 2005	-3.300.244,04
=	Reddito di gestione	113.722,67
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	113.722,67
	Imposta sostitutiva Lorda (11% della base imponibile)	12.509,56
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	-
=	Imposta sostitutiva dovuta	12.509,56

Variazione attivo netto destinato alle prestazioni

La variazione dell'Attivo netto destinato alle prestazioni ammonta a € 4.596.701,38.

Comparto 2 - Nota integrativa al Bilancio 31 dicembre 2005

Informazioni generali

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Banca CR Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. è un fondo pensione complementare costituito in conformità alle disposizioni del D. Lgs. n. 124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.
Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31/12/2005, le posizioni erano in n. 8155, ripartite come segue:

Classi di età	Maschi	Femmine	Totale
Iscritti di età < 20	226	185	411
Iscritti di età 20 - 24	268	182	450
Iscritti di età 25 - 29	545	340	885
Iscritti di età 30 - 34	760	455	1215
Iscritti di età 35 - 39	886	513	1399
Iscritti di età 40 - 44	854	516	1370
Iscritti di età 45 - 49	705	428	1133
Iscritti di età 50 - 54	466	274	740
Iscritti di età 55 - 59	291	131	422
Iscritti di età 60 - 64	75	19	94
Iscritti di età > 64	26	10	36
Totale	5102	3053	8155

Investimento dei contributi

Il comparto 2 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio. Tale linea di investimento, prevalentemente obbligazionaria, investe in titoli di debito di natura obbligazionaria nella misura dell'80% neutrale (min.65%, max.95%) ed in titoli di capitale di natura azionaria nella misura del 20% neutrale (min.5%, max.35%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.
È prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.
La gestione finanziaria delle risorse, è affidata a Sanpaolo IMI Asset Management SGR S.p.A.
Il servizio di banca depositaria è affidato al Sanpaolo IMI S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizioni previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.
Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.
- Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.
- In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
- La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.
- Nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore del 31/12/2005. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio 2006.

Prospetto del valore e della composizione del Patrimonio al 31/12/2005

ATTIVITÀ	
Investimenti	13.795.203,60
Proventi maturati e non riscossi	-
Totale attività	**13.795.203,60**
PASSIVITÀ	
Passività della gestione previdenziale	207.004,40
Passività della gestione finanziaria	10.386,60
Oneri maturati e non riscossi	68.252,31
Totale passività	**285.643,31**
Attivo netto destinato alle prestazioni	**13.509.560,29**
Numero delle quote in essere	**1.193.312,329**
Valore unitario della quota	**11,321**

Comparto 2 - Commento alle voci di bilancio

Stato Patrimoniale

ATTIVITÀ		31/12/2005		31/12/2004
10 Investimenti		**13.795.203,60**		**5.019.795,06**
a) Depositi bancari	231.066,68		121.962,90	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	10.462.085,73		3.773.801,80	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	2.854.410,69		1.035.732,20	
i) Opzioni acquistate				
l) Ratei e risconti attivi	237.327,08		83.853,75	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	10.313,42		4.444,41	
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
Totale attività		13.795.203,60		5.019.795,06

PASSIVITÀ		31/12/2005		31/12/2004
10 Passività della gestione prevvidenziale		**(207.004,40)**		**(106.413,99)**
a) Debiti della gestione previdenziale	(207.004,40)		(106.413,99)	
20 Garanzie di risultato riconosciute sulle posizioni individuali				
30 Passività della gestione finanziaria	**(10.386,60)**		**(3.747,35)**	
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(10.386,60)		(3.747,35)	
40 Debiti di imposta		**(68.252,31)**		**(7.644,83)**
Totale passività		(285.643,31)		(117.806,17)
100 Attivo netto destinato alle prestazioni		13.509.560,29		4.901.988,89

Conti d'ordine

	31/12/2005	31/12/2004
Contributi attesi da incassare	**875.428,39**	**556.944,10**

Conto economico

		31/12/2005		31/12/2004	
10	**Saldo della gestione previdenziale**		**8.227.415,84**		**2.588.857,15**
	a) Contributi per le prestazioni	8.328.452,08		2.632.942,50	
	b) Anticipazioni				
	c) Trasferimenti e riscatti	(67.875,90)		(22.984,91)	
	d) Trasformazioni in rendita				
	e) Erogazioni in conto capitale				
	f) Premi per prestazioni accessorie	(33.160,34)		(21.100,44)	
20	**Risultato della gestione finanziaria**		**693.728,93**		**212.812,16**
	a) Dividendi e interessi	246.490,41		38.698,34	
	b) Profitti e perdite da operazioni finanziarie	447.238,52		174.113,82	
	c) Commissioni e provvigioni su prestito titoli				
	d) Proventi e oneri per operazioni pronti c/termine				
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30	**Oneri di gestione**	**(245.321,06)**		**(100.936,54)**	
	a) Società di gestione		(245.321,06)		(100.936,54)
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**8.675.823,71**		**2.700.732,77**
50	**Imposta sostitutiva**		**(68.252,31)**		**(10.138,55)**
	Variazione attivo netto destinato alle prestazioni (40)+(50)		**8.607.571,40**		**2.690.594,22**

Stato Patrimoniale

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2005	% sulle attività
1	S. PAOLO OB. NORD AMER	1.585.649,62	11,91%
2	B.R.D. 4,125% 07/08 E	1.224.034,00	9,19%
3	FRANCE OAT 4,25% 25/	1.090.200,00	8,19%
4	BTP 01/06/2007 3%	852.252,50	6,40%
5	AUSTRIA 4,125% 15/01	848.952,00	6,38%
6	OLANDA 5,5% 15/01/20	724.640,00	5,44%
7	BELGIO 3% 28/03/10	689.517,00	5,18%
8	B.R.D. 5% 04/07/2011	656.610,00	4,93%
9	B.R.D. 4% 99/09 EURO	485.745,00	3,65%
10	GRECIA 4,5% 20/09/37	474.462,00	3,56%
11	S. PAOLO OB. EUROPA	439.341,48	3,30%
12	SPAGNA 6,15%98/13 EUR	427.194,00	3,21%
13	BTP 4,25% 01/02/2019	426.240,00	3,20%
14	B.T.P. 3 % 15/01/1	398.820,00	2,99%
15	S. PAOLO OB. GIAPPONE	375.151,93	2,82%
16	FRANCIA 3,5% 25/04/1	373.973,00	2,81%
17	B.T.P.S. 3,75% 01/08	357.878,50	2,69%
18	FRANCIA 3,75& 12/01/	323.264,00	2,43%
19	BTP 01/08/2011 5,25%	320.458,70	2,41%
20	OLANDA 3,75%99/09 EUR	287.308,00	2,16%
21	CCT 01/11/2011 TV	251.005,00	1,88%
22	BTP 5% 01/02/2012	249.532,02	1,87%
23	S. PAOLO INT. OB EURO	192.685,63	1,45%
24	S. PAOLO GRAN BRET	150.020,70	1,13%
25	S. PAOLO INT PAESI EM	67.768,06	0,51%
26	S. PAOLO OCEANIA	43.793,27	0,33%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 6,07.
Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a medio-lungo termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo Banca CR Firenze.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	20.006.693,06	-	0,000
Quote di OICR	1.784.846,68	-	0,000
Totale	**21.791.539,74**	**-**	**-**

VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	13.370.620,40	-	0,000
Quote di OICR	331.679,41	-	0,000
Totale	**13.702.299,81**	**0,00**	**-**

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 207.045,43 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 22.195,23. I restanti € 1.826,02 sono rappresentati dai ratei attivi per gli interessi di c/c, per € 1.899,82 al netto dell'imposta di bollo da addebitare per € 73,80.

Titoli emessi da Stati o da Organismi internazionali.
L'ammontare totale di € 10.462.085,73, è suddiviso in titoli di stato italiani (€ 2.856.186,73) e titoli di stato altri UE (€ 7.605.899,00). Nella tabella sottostante ne viene riportato l'elenco nominativo:

AUSTRIA 4,125% 15/01/14	848.952,00
B.R.D. 4% 99/09 EUR0	485.745,00
B.R.D. 5% 04/07/2011	656.610,00
B.R.D.4,125% 07/08 EUR	1.224.034,00
B.T.P. 3 % 15/01/10	398.820,00
B.T.P.S. 3,75% 01/08/15	357.878,50
BELGIO 3% 28/03/10	689.517,00
BTP 5% 01/02/2012	249.532,03
BTP 01/06/2007 3%	852.252,50
BTP 01/08/2011 5,25%	320.458,70
BTP 4,25% 01/02/2019	426.240,00
CCT 01/11/2011 TV	251.005,00
FRANCE OAT 4,25% 25/04/2019	1.090.200,00
FRANCIA 3,5% 25/04/15	373.973,00
FRANCIA 3,75& 12/01/07	323.264,00
GRECIA 4,5% 20/09/37	474.462,00
OLANDA 3,75%99/09EUR	287.308,00
OLANDA 5,5% 15/01/2028	724.640,00
SPAGNA 6,15%98/13EUR	427.194,00
Totale	10.462.085,73

Quote di OICR
Le quote di OICR, ammontanti ad € 2.854.410,69, sono costituite dai seguenti strumenti finanziari:

S. PAOLO GRAN BRET	150.020,70
S. PAOLO INT. PAESI EMERG	67.768,06
S. PAOLO INT. OB EURO	192.685,63
S. PAOLO OB. GIAPPONE	375.151,93
S. PAOLO OB. EUROPA	439.341,48
S. PAOLO OB. NORD AMERICA	1.585.649,62
S. PAOLO OCEANIA	43.793,27
Totale	2.854.410,69

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni UE	782.047,81
Quote di OICR - azioni USA	1.585.649,62
Quote di OICR - azioni Giappone	375.151,93
Quote di OICR - azioni altri OCSE	43.793,27
Quote di OICR - azioni altri no OCSE	67.768,06
Totale	2.854.410,69

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli emessi da Stati o Organismi internazionali sopra citati, ed ammonta a totali € 237.327,08.

Altre attività della gestione finanziaria
L'importo di € 10.313,42 è rappresentato esclusivamente dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITÀ
Passività della gestione previdenziale
Questa voce si riferisce esclusivamente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese. Tali contributi ammontano ad € 207.004,40.

Passività della gestione finanziaria
Altre passività della gestione finanziaria
L'importo totale di € 10.386,60 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta
Il debito di € 68.252,31 deriva dall' imposta di competenza del 2005, ed è stato versato nei termini stabiliti per legge il 16/02/2006.

Attivo netto
L'Attivo netto destinato alle prestazioni è pari a € 13.509.560,29 suddiviso in n. 1.193.312,329 quote da € 11,321 ciascuna.

CONTI D'ORDINE
Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2006 ed ammontano ad € 875.428,39.

CONTO ECONOMICO
Saldo della gestione previdenziale
Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 8.328.452,08, di cui € 12.464,94 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Trasferimenti e Riscatti

Nel corso dell'esercizio sono stati effettuati riscatti per totali € 8.850,25, switch verso altre linee di investimento per € 34.547,95 e trasferimento verso altre forme di previdenza per € 24.477,70.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a € 33.160,34, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi

La voce, complessivamente ammontante ad € 246.490,41, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 241.775,66 e dagli interessi su depositi bancari per € 4.714,75.

Profitti e perdite da operazioni finanziarie

L'importo di € 447.238,52 è principalmente composto dalle seguenti plusvalenze:

[illegible]	
Plusv. val. su titoli di Stato org. Int.li	2.224,95
Plusv. val. su quote OICR	337.469,83
Plusvalenza da valutazione	**339.694,78**
Plusv. R. su titoli Stato org. Int.li	50.135,97
Plusv. R. su quote OICR	28.041,39
Plusvalenze realizzate	**78.177,36**
Totale plusvalenze	417.872,14

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 29.740,76.

La voce è inoltre ridotta dai seguenti importi:

[illegible]	
Altri oneri di gestione	-5,42
Arrotondamenti	-0,05
Spese e comm. su c/c	1,80
Comm. Neg. su tit. Stato org. Int.li	-149,65
Spese e bolli su tit. Stato org. Int.li	-107,00
Spese e bolli su quote OICR	-3,36 .
Imposte e bolli su c/c	-110,70
Totale	-374,38

Oneri di Gestione

Società di Gestione

La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 73.253,42;
- commissioni di gestione amministrativa: € 55.531,65;
- commissioni di sottoscrizione: € 116.535,99;

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 8.675.823,71.

Imposta sostitutiva
Nell'esercizio 2005 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 68.252,31, così determinata:

+	Patrimonio netto del fondo al 31/12/05 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	13.577.812,60
+	Prestazioni previdenziali	67.875,90
-	Contributi versati al Fondo Pensione	-8.123.224,10
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	Patrimonio netto del fondo al 01 gennaio 2005	-4.901.988,89
=	Reddito di gestione	620.475,51
+	*Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)*	
	Base Imponibile	620.475,51
	Imposta sostitutiva Lorda (11% della base imponibile)	68.252,31
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	-
=	Imposta sostitutiva dovuta	68.252,31

Variazione attivo netto destinato alle prestazioni
La variazione dell'Attivo netto destinato alle prestazioni ammonta a € 8.607.571,40.

Allegati al bilancio dell'Impresa

Comparto 3 - Nota integrativa al Bilancio 31 dicembre 2005

Informazioni generali

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Banca CR Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. è un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.
Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31/12/2005, le posizioni erano in n. 3879, ripartite come segue:

Classi di età	Maschi	Femmine	Totale
Iscritti di età < 20	163	128	291
Iscritti di età 20 - 24	186	98	284
Iscritti di età 25 - 29	316	178	494
Iscritti di età 30 - 34	464	275	739
Iscritti di età 35 - 39	473	222	695
Iscritti di età 40 - 44	426	197	623
Iscritti di età 45 - 49	289	143	432
Iscritti di età 50 - 54	164	67	231
Iscritti di età 55 - 59	61	15	66
Iscritti di età 60 - 64	17	1	18
Iscritti di età > 64	6	0	6
Totale	2555	1324	3879

Investimento dei contributi

Il comparto 3 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio-alto. Tale linea di investimento bilanciata, investe in titoli di debito di natura obbligazionaria nella misura del 50% neutrale (min. 35%, max. 65%) ed in titoli di capitale di natura azionaria nella misura del 50% neutrale (min. 35%, max. 65%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.
È prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa. La gestione finanziaria delle risorse, è affidata a Sanpaolo IMI Asset Management SGR S.p.A. Il servizio di banca depositaria è affidato al Sanpaolo IMI S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizioni previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.

Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.
- Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.
- In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
- La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato *(ai fini fiscali)* in ciascun periodo di imposta.
- Nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore del 31/12/2005. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio 2006.

Prospetto del valore e della composizione del Patrimonio al 31/12/2005

ATTIVITÀ	
Investimenti	8.743.870,49
Proventi maturati e non riscossi	-
Totale attività	**8.743.870,49**
PASSIVITÀ	
Passività della gestione previdenziale	232.903,08
Passività della gestione finanziaria	7.228,49
Oneri maturati e non riscossi	72.208,96
Totale passività	**312.340,53**
Attivo netto destinato alle prestazioni	**8.431.529,96**
Numero delle quote in essere	**772.521,318**
Valore unitario della quota	**10,914**

Allegati al bilancio dell'Impresa

Comparto 3 - Commento alle voci di bilancio

Stato Patrimoniale

ATTIVITÀ		31/12/2005		31/12/2004
10 Investimenti		**8.743.870,49**		**3.119.785,76**
a) Depositi bancari	244.639,45		127.911,36	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	3.930.565,60		1.377.973,24	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	4.462.595,70		1.574.974,71	
i) Opzioni acquistate				
l) Ratei e risconti attivi	90.440,72		32.199,14	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	15.629,02		6.727,31	
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
Totale attività		8.743.870,49		3.119.785,76

PASSIVITÀ		31/12/2005		31/12/2004
10 Passività della gestione previdenziale		**(232.903,08)**		**(109.983,78)**
a) Debiti della gestione previdenziale	(232.903,08)		(109.983,78)	
20 Garanzie di risultato riconosciute sulle posizioni individuali				
30 Passività della gestione finanziaria		**(7.228,49)**		**(2.552,42)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(7.228,49)		(2.552,42)	
40 Debiti di imposta		**(72.208,96)**		**(1.978,91)**
Totale passività		(312.340,53)		(114.515,11)
100 Attivo netto destinato alle prestazioni		8.431.529,96		3.005.270,65

Conti d'ordine

	31/12/2005	31/12/2004
Contributi attesi da incassare	**551.191,31**	364.305,01

Conto economico

		31/12/2005		31/12/2004
10 Saldo della gestione previdenziale		**4.923.094,46**		**1.554.716,26**
a) Contributi per le prestazioni	4.956.705,05		1.569.666,45	
b) Anticipazioni				
c) Trasferimenti e riscatti	(18.637,62)		(4.160,83)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(14.972,97)		(10.789,36)	
20 Risultato della gestione finanziaria		**705.622,57**		**109.933,33**
a) Dividendi e interessi	91.424,31		14.790,38	
b) Profitti e perdite da operazioni finanziarie	614.198,26		95.142,95	
c) Commissioni e provvigioni su prestito titoli				
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(130.248,76)**		**(55.104,60)**
a) Società di gestione	(130.248,76)		(55.104,60)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**5.498.468,27**		**1.609.544,99**
50 Imposta sostitutiva		**(72.208,96)**		**(5.678,77)**
Variazione attivo netto destinato alle prestazioni (40)+(50)		5.426.259,31		1.603.866,22

Stato Patrimoniale

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2005	% sulle attività
1	S. PAOLO OB. NORD AMER	2.478.920,66	29,54%
2	S. PAOLO OB.EUROPA	686.834,42	8,18%
3	S. PAOLO OB. GIAPPONE	586.492,60	6,99%
4	B.R.D. 4,125% 07/08 E	473.156,00	5,64%
5	FRANCE OAT 4,25% 25/	414.276,00	4,94%
6	AUSTRIA 4,125% 15/01	334.274,85	3,98%
7	BTP 01/06/2007 3%	330.874,50	3,94%
8	S. PAOLO INT. OB EURO	301.342,83	3,59%
9	OLANDA 5,5% 15/01/20	284.680,00	3,39%
10	BELGIO 3% 28/03/10	269.811,00	3,21%
11	B.R.D. 5% 04/07/2011	262.644,00	3,13%
12	S. PAOLO GRAN BRET	234.470,92	2,79%
13	GRECIA 4,5% 20/09/37	193.095,00	2,30%

N.	Descrizione titolo	Valore al 31/12/2005	% sulle attività
14	B.R.D. 4% 99/09 EUR0	186.030,00	2,22%
15	BTP 4,25% 01/02/2019	170.496,00	2,03%
16	SPAGNA 6,15%98/13 EUR	166.131,00	1,98%
17	B.T.P.S. 3,75% 01/08	143.151,40	1,71%
18	FRANCIA 3,5% 25/04/1	142.660,00	1,70%
19	B.T.P. 3 % 15/01/1	139.587,00	1,66%
20	BTP 01/08/2011 5,25%	127.078,45	1,51%
21	OLANDA 3,75%99/09 EUR	112.871,00	1,34%
22	S. PAOLO INT PAESI EM	106.012,22	1,26%
23	BTP 5% 01/02/2012	98.933,40	1,18%
24	FRANCIA 3,75& 12/01/	80.816,00	0,96%
25	S. PAOLO OCEANIA	68.522,05	0,82%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 6,30.
Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a medio-lungo termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo Banca CR Firenze.

Volumi intermediati e relative commissioni di negoziazione:

	ACQUISTI		
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	7.419.640,97	-	0,000
Quote di OICR	2.834.196,81	-	0,000
Totale	**10.253.837,78**	**-**	**-**

	VENDITE		
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	4.888.920,81	-	0,000
Quote di OICR	494.228,39	-	0,000
Totale	**5.383.149,20**	**0,00**	**-**

Depositi bancari

La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 232.945,56 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 10.757,41. I restanti € 936,48 sono rappresentati dai ratei attivi per gli interessi di c/c, per € 1.010,28 al netto dell'imposta di bollo da addebitare per € 73,80.

Titoli emessi da Stati o da Organismi internazionali.

L'ammontare totale di € 3.930.565,60, è suddiviso in titoli di stato italiani (€ 1.010.120,75) e titoli di stato altri UE (€ 2.920.444,85). Nella tabella sottostante ne viene riportato l'elenco nominativo:

AUSTRIA 4,125% 15/01/14	334.274,85
B.R.D. 4% 99/09 EUR0	186.030,00
B.R.D. 5% 04/07/2011	262.644,00
B.R.D.4,125% 07/08 EUR	473.156,00
B.T.P. 3 % 15/01/10	139.587,00
B.T.P.S. 3,75% 01/08/15	143.151,40
BELGIO 3% 28/03/10	269.811,00
BTP 5% 01/02/2012	98.933,40
BTP 01/06/2007 3%	330.874,50
BTP 01/08/2011 5,25%	127.078,45
BTP 4,25% 01/02/2019	170.496,00
FRANCE OAT 4,25% 25/04/2019	414.276,00
FRANCIA 3,5% 25/04/15	142.660,00
FRANCIA 3,75& 12/01/07	80.816,00
GRECIA 4,5% 20/09/37	193.095,00
OLANDA 3,75%99/09EUR	112.871,00
OLANDA 5,5% 15/01/2028	284.680,00
SPAGNA 6,15%98/13EUR	166.131,00
Totale	3.930.565,60

Quote di OICR

Le quote di OICR, ammontanti ad € 4.462.595,70, sono costituite dai seguenti strumenti finanziari:

S. PAOLO GRAN BRET	234.470,92
S. PAOLO INT PAESI EMERG	106.012,22
S. PAOLO INT. OB EURO	301.342,83
S. PAOLO OB. GIAPPONE	586.492,60
S. PAOLO OB.EUROPA	686.834,42
S. PAOLO OB.NORD AMERICA	2.478.920,66
S. PAOLO OCEANIA	68.522,05
Totale	4.462.595,70

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni UE	1.222.648,17
Quote di OICR - azioni USA	2.478.920,66
Quote di OICR - azioni Giappone	586.492,60
Quote di OICR - azioni altri OCSE	68.522,05
Quote di OICR - azioni altri no OCSE	106.012,22
Totale	4.462.595,70

Ratei e risconti attivi

La voce è esclusivamente composta dai ratei sui titoli emessi da stati o Organismi internazionali sopra citati, ed ammonta a totali € 90.440,72.

Altre attività della gestione finanziaria

L'importo di € 15.629,02 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITÀ

Passività della gestione previdenziale

Questa voce si riferisce esclusivamente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese. Tali contributi ammontano ad € 232.903,08.

Passività della gestione finanziaria

Altre passività della gestione finanziaria

L'importo totale di € 7.228,49 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta

Il debito di € 72.208,96 deriva dall'imposta di competenza del 2005, ed è stato versato nei termini stabiliti per legge il 16/02/2006.

Attivo netto

L'*Attivo netto destinato alle prestazioni* è pari a € 8.431.529,96 suddiviso in n. 772.521,318 quote da € 10,914 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare

Sono relativi ai contributi del mese di dicembre versati a gennaio 2005 ed ammontano ad € 551.191,31.

CONTO ECONOMICO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali € 4.956.705,05, di cui € 40.475,65 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Trasferimenti e Riscatti

Nel corso dell'esercizio sono stati effettuati riscatti per totali € 3.975,27, switch verso altre linee di investimento per € 13.731,94 e trasferimenti ad altre forme di previdenza per € 930,41.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a € 14.972,97, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi

La voce, complessivamente ammontante ad € 91.424,31, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 88.761,8 e dagli interessi su depositi bancari per € 2.662,51.

Profitti e perdite da operazioni finanziarie

L'importo di € 614.198,26 è principalmente composto dalle seguenti plusvalenze:

Plusv. val. su tit. stato org. Int.li	2.320,62
Plusv. val. su quote OICR	506.135,41
Plusvalenza da valutazione	**508.456,03**
Plusv. R. su titoli stato org. Int.li	19.602,82
Plusv. R. su quote OICR	41.517,16
Plusvalenze realizzate	**61.119,98**
Totale plusvalenze	569.576,01

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 44.835,36.

La voce è inoltre ridotta dai seguenti importi:

Altri oneri di gestione	-3,42
Arrotondamenti	0,02
Spese e comm. su c/c	1,80
Comm. Neg. Su tit. stato org. Int.li	-51,24
Spese e bolli su tit. stato org. int.li	-46,37
Spese e bolli su quote OICR	-3,20
Imposte e bolli su c/c	-110,70
Totale	-213,11

Oneri di Gestione

Società di Gestione

La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 49.177,49;
- commissioni di gestione amministrativa: € 27.308,87;
- commissioni di sottoscrizione: € 53.762,40

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 5.498.468,27.

Imposta sostitutiva
Nell'esercizio 2005 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 72.208,96, così determinata:

+	Patrimonio netto del fondo al 31/12/05 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	8.503.738,92
+	Prestazioni previdenziali	18.637,62
-	Contributi versati al Fondo Pensione	-4.860.660,81
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	Patrimonio netto del fondo al 01 gennaio 2005	-3.005.270,65
=	Reddito di gestione	656.445,08
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	656.445,08
	Imposta sostitutiva Lorda (11% della base imponibile)	72.208,96
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	-
=	Imposta sostitutiva dovuta	72.208,96

Variazione attivo netto destinato alle prestazioni
La variazione dell'Attivo netto destinato alle prestazioni ammonta a € 5.426.259,31.

Comparto 4 - Nota integrativa al Bilancio 31 dicembre 2005

Informazioni generali

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Banca CR Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. è un fondo pensione complementare costituito in conformità alle disposizioni del D. Lgs. n. 124 del 21/4/1993 e successive modificazioni e integrazioni.
Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.
Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio, sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Iscritti

Alla data del 31/12/2005, le posizioni erano in n. 1529, ripartite come segue:

Classi di età	Maschi	Femmine	Totale
Iscritti di età < 20	102	84	186
Iscritti di età 20 - 24	84	45	129
Iscritti di età 25 - 29	161	77	238
Iscritti di età 30 - 34	193	76	269
Iscritti di età 35 - 39	176	86	262
Iscritti di età 40 - 44	169	60	229
Iscritti di età 45 - 49	96	19	115
Iscritti di età 50 - 54	54	17	71
Iscritti di età 55 - 59	21	7	28
Iscritti di età 60 - 64	1	0	1
Iscritti di età > 64	1	0	1
Totale	1058	471	1529

Investimento dei contributi

Il comparto 4 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio alto. Tale linea di investimento prevalentemente azionaria, investe in titoli di debito di natura obbligazionaria nella misura del 30% neutrale (min. 15%, max. 45%) ed in titoli di capitale di natura azionaria nella misura del 70% neutrale (min. 55%, max. 85%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.
È prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse della Banca, con oneri a carico della stessa.
La gestione finanziaria delle risorse, è affidata a Sanpaolo IMI Asset Management SGR S.p.A.
Il servizio di banca depositaria è affidato al Sanpaolo IMI S.p.A.

Criteri di valutazione

Il bilancio è stato predisposto in base alle disposizioni previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili predisposti dal Consiglio Nazionale dei Dottori Commercialisti.
Per la redazione del bilancio sono stati applicati i seguenti criteri di valutazione:

- Le poste patrimoniali del presente bilancio sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio.
- Le poste del conto economico sono esposte in bilancio secondo i principi di prudenza e di competenza economica.
- In ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa.
- La tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta.
- Nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore del 31/12/2004. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio 2006.

Prospetto del valore e della composizione del Patrimonio al 31/12/2005

ATTIVITÀ	
Investimenti	3.862.733,60
Proventi maturati e non riscossi	-
Totale attività	**3.862.733,60**
PASSIVITÀ	
Passività della gestione previdenziale	46.674,81
Passività della gestione finanziaria	3.889,53
Oneri maturati e non riscossi	48.340,99
Totale passività	**98.905,33**
Attivo netto destinato alle prestazioni	**3.763.828,27**
Numero delle quote in essere	**356.631,970**
Valore unitario della quota	**10,553**

Comparto 4 - Commento alle voci di bilancio

Stato Patrimoniale

ATTIVITÀ		31/12/2005		31/12/2004
10 Investimenti		**3.862.733,60**		**1.679.631,61**
a) Depositi bancari	53.252,86		79.132,81	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	978.330,08		415.412,35	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	2.797.401,98		1.170.019,05	
i) Opzioni acquistate				
l) Ratei e risconti attivi	22.857,50		9.953,76	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	10.891,18		5.113,64	
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				**283,33**
Totale attività		3.862.733,60		1.679.914,94

PASSIVITÀ		31/12/2005		31/12/2004
10 Passività della gestione previdenziale		**(46.674,81)**		**(75.028,92)**
a) Debiti della gestione previdenziale	(46.674,81)		(75.028,92)	
20 Garanzie di risultato riconosciute sulle posizioni individuali				
30 Passività della gestione finanziaria		**(3.889,53)**		**(1.633,94)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(3.889,53)		(1.633,94)	
40 Debiti di imposta		**(48.340,99)**		
Totale passività		(98.905,33)		(76.662,86)
100 Attivo netto destinato alle prestazioni		3.763.828,27		1.603.252,08

Conti d'ordine

	31/12/2005	31/12/2004
Contributi attesi da incassare	**220.389,68**	**205.480,28**

Conto economico

			31/12/2005		31/12/2004
10	**Saldo della gestione previdenziale**		**1.797.518,77**		**817.413,87**
	a) Contributi per le prestazioni	1.818.624,01		845.459,94	
	b) Anticipazioni				
	c) Trasferimenti e riscatti	(13.221,97)		(22.118,85)	
	d) Trasformazioni in rendita				
	e) Erogazioni in conto capitale				
	f) Premi per prestazioni accessorie	(7.883,27)		(5.927,22)	
20	**Risultato della gestione finanziaria**		**472.803,77**		**51.098,92**
	a) Dividendi e interessi	27.676,75		4.828,26	
	b) Profitti e perdite da operazioni finanziarie	445.127,02		46.270,66	
	c) Commissioni e provvigioni su prestito titoli				
	d) Proventi e oneri per operazioni pronti c/termine				
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30	**Oneri di gestione**		**(61.122,03)**		**(30.355,56)**
	a) Società di gestione	(61.122,03)		(30.355,56)	
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**2.209.200,51**		**838.157,23**
50	**Imposta sostitutiva**		**(48.624,32)**		**(2.696,99)**
	Variazione attivo netto destinato alle prestazioni (40)+(50)		2.160.576,19		835.460,24

ATTIVITÀ

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2005	% sulle attività
1	S. PAOLO OB.NORD AMER	1.553.932,29	41,16%
2	S. PAOLO OB.EUROPA	430.519,33	11,40%
3	S. PAOLO OB. GIAPPONE	367.622,99	9,74%
4	S. PAOLO INT. OB EURO	188.840,96	5,00%
5	S. PAOLO GRAN BRET	146.999,85	3,89%
6	FRANCE OAT 4,25% 25/	109.020,00	2,89%
7	AUSTRIA 4,125% 15/01	84.895,20	2,25%
8	B.R.D. 4,125% 07/08 E	82.288,00	2,18%
9	OLANDA 5,5% 15/01/20	77.640,00	2,06%
10	BTP 01/06/2007 3%	75.198,75	1,99%
11	BELGIO 3% 28/03/10	74.947,50	1,98%
12	B.R.D. 5% 04/07/2011	71.132,75	1,88%
13	S. PAOLO INT PAESI EM	66.470,49	1,76%

N.	Descrizione titolo	Valore al 31/12/2005	% sulle attività
14	GRECIA 4,5% 20/09/37	55.170,00	1,46%
15	SPAGNA 6,15%98/13 EUR	48.652,65	1,29%
16	B.R.D. 4% 99/09 EUR0	46.507,50	1,23%
17	B.T.P.S. 3,75% 01/08	46.012,95	1,22%
18	S. PAOLO OCEANIA	43.016,07	1,14%
19	BTP 4,25% 01/02/2019	40.492,80	1,07%
20	FRANCIA 3,5% 25/04/1	35.665,00	0,94%
21	BTP 01/08/2011 5,25%	35.360,96	0,94%
22	B.T.P. 3 % 15/01/1	29.911,50	0,79%
23	BTP 5% 01/02/2012	29.680,02	0,79%
24	OLANDA 3,75%99/09 EUR	25.652,50	0,68%
25	FRANCIA 3,75& 12/01/	10.102,00	0,27%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 6,67.
Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a medio-lungo termine.
Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo Banca CR Firenze.

Volumi intermediati e relative commissioni di negoziazione:

Tipologia	ACQUISTI Volumi	Commissioni	%
Titoli di Stato o Org. int	1.979.609,08	-	0,000
Quote di OICR	1.596.497,18	-	0,000
Totale	**3.576.106,26**	**0,00**	**-**

Tipologia	VENDITE Volumi	Commissioni	%
Titoli di Stato o Org. int	1.423.757,08	-	0,000
Quote di OICR	374.638,91	-	0,000
Totale	**1.798.395,99**	**0,00**	**-**

Depositi bancari
La voce comprende il saldo del c/c afflussi (sul quale vengono accreditati i contributi mensili versati dagli aderenti) per € 46.721,18 e del c/c gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 6.266,70. I restanti € 264,98 sono rappresentati dai ratei attivi per gli interessi di c/c, per € 338,78 al netto dell'imposta di bollo da addebitare per € 73,80.

Titoli emessi da Stati o da Organismi internazionali.
L'ammontare totale di € 978.330,08, è suddiviso in titoli di stato italiani (€ 256.656,98) e Titoli di stato altri UE (€ 721.673,10). Nella tabella sottostante ne viene riportato l'elenco nominativo:

AUSTRIA 4,125% 15/01/14	84.895,20
B.R.D. 4% 99/09 EUR0	46.507,50
B.R.D. 5% 04/07/2011	71.132,75
B.R.D.4,125% 07/08 EUR	82.288,00
B.T.P. 3 % 15/01/10	29.911,50
B.T.P.S. 3,75% 01/08/15	46.012,95
BELGIO 3% 28/03/10	74.947,50
BTP 5% 01/02/2012	29.680,02
BTP 01/06/2007 3%	75.198,75
BTP 01/08/2011 5,25%	35.360,96
BTP 4,25% 01/02/2019	40.492,80
FRANCE OAT 4,25% 25/04/2019	109.020,00
FRANCIA 3,5% 25/04/15	35.665,00
FRANCIA 3,75& 12/01/07	10.102,00
GRECIA 4,5% 20/09/37	55.170,00
OLANDA 3,75%99/09EUR	25.652,50
OLANDA 5,5% 15/01/2028	77.640,00
SPAGNA 6,15%98/13EUR	48.652,65
Totale	978.330,08

Quote di OICR
Le quote di OICR, ammontanti ad € 2.797.401,98, sono costituite dai seguenti strumenti finanziari:

S. PAOLO GRAN BRET	146.999,85
S. PAOLO INT PAESI EMERG	66.470,49
S. PAOLO INT. OB EURO	188.840,96
S. PAOLO OB. GIAPPONE	367.622,99
S. PAOLO OB.EUROPA	430.519,33
S. PAOLO OB.NORD AMERICA	1.553.932,29
S. PAOLO OCEANIA	43.016,07
Totale	2.797.401,98

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni UE	766.360,14
Quote di OICR - azioni USA	1.553.932,29
Quote di OICR - azioni Giappone	367.622,99
Quote di OICR - azioni altri OCSE	43.016,07
Quote di OICR - azioni altri no OCSE	66.470,49
Totale	2.797.401,98

Ratei e risconti attivi
La voce è esclusivamente composta dai ratei sui titoli emessi da Stati o Organismi internazionali sopra citati, ed ammonta a totali € 22.857,50.

Altre attività della gestione finanziaria
L'importo di € 10.891,18 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITÀ
Passività della gestione previdenziale
Questa voce si riferisce esclusivamente ai contributi incassati nel mese di dicembre e che saranno investiti con il valore di quota di fine mese. Tali contributi ammontano ad € 46.674,81.

Passività della gestione finanziaria
Altre passività della gestione finanziaria
L'importo totale di € 3.889,53 è relativo alle commissioni di gestione finanziaria da versare.

Debiti d'imposta
L'importo da versare, per l'esercizio 2005, ammonta ad € 48.340,99, ed è composto dall'imposta di competenza del 2005 (€ 48.624,32) diminuita dal credito dell'esercizio 2004 (€ 283,33). Il versamento è stato eseguito nei termini stabiliti per legge il 16/02/2006.

Attivo netto
L'Attivo netto destinato alle prestazioni è pari a € 3.763.828,27 suddiviso in n. 356.631,970 quote da € 10,553 ciascuna.

CONTI D'ORDINE
Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre versati a gennaio 2005 ed ammontano ad € 220.389,68.

CONTO ECONOMICO
Saldo della gestione previdenziale
Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 1.818.624,01, di cui € 26.359,1 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Trasferimenti e Riscatti

Nel corso dell'esercizio sono stati effettuati riscatti per totali € 6.735,46, switch verso altre linee di investimento per € 4.621,80 e trasferimenti verso altre forme di previdenza per € 1.864,71.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a € 7.883,27, interamente versati a Centrovita Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi

La voce, complessivamente ammontante ad € 27.676,75, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 26.494,00 e dagli interessi su depositi bancari per € 1.182,75.

Profitti e perdite da operazioni finanziarie

L'importo di € 445.127,02 è principalmente composto dalle seguenti plusvalenze:

Plusv. val. su tit. stato org. Int.li	399,51
Plusv. val. su quote OICR	374.013,61
Plusvalenza da valutazione	**374.413,12**
Plusv. R. su titoli stato org. Int.li	6.683,15
Plusv. R. su quote OICR	31.511,05
Plusvalenze realizzate	**38.194,20**
Totale plusvalenze	412.607,32

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 32.668,00.

La voce è inoltre ridotta dai seguenti importi:

Altri oneri di gestione	-0,89
Arrotondamenti	-0,02
Spese e comm. su c/c	1,80
Comm. Neg. Su tit. stato org. Int.li	-16,93
Spese e bolli su tit. stato org. int.li	-18,69
Spese e bolli su quote OICR	-2,87
Imposte e bolli su c/c	-110,70
Totale	-148,30

Oneri di Gestione

Società di Gestione

La voce è esclusivamente costituita dalle commissioni dovute all'Ente Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 15, punto 1, comma c) del Regolamento: € 30.764,51;
- commissioni di gestione amministrativa: € 12.686,31;
- commissioni di sottoscrizione: € 17.671,21.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 2.209.200,51.

Imposta sostitutiva
Nell'esercizio 2005 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 48.624,32, così determinata:

+	Patrimonio netto del fondo al 31/12/05 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	3.812.452,59
+	Prestazioni previdenziali	13.221,97
-	Contributi versati al Fondo Pensione	-1.780.383,22
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	Patrimonio netto del fondo al 01 gennaio 2005	-1.603.252,08
=	Reddito di gestione	442.039,26
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	442.039,26
	Imposta sostitutiva Lorda (11% della base imponibile)	48.624,32
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	-
=	**Imposta sostitutiva dovuta**	**48.624,32**

Variazione attivo netto destinato alle prestazioni
La variazione dell'Attivo netto destinato alle prestazioni ammonta a € 2.160.576,19.

Relazione del Collegio Sindacale

(redatta ai sensi dell'art. 153 del Decreto Legislativo 24 febbraio 1998 n. 58 e dell'art. 2429 C.C.)

Signori Azionisti,

il Consiglio di Amministrazione sottopone alla Vostra approvazione il Bilancio al 31 dicembre 2005 che presenta un utile netto di **118 milioni di euro**; l'esercizio precedente si era chiuso con un utile di 97 milioni di euro.

Il Bilancio in esame è redatto nel rispetto delle disposizioni di cui al Decreto Legislativo n. 87 del 27 gennaio 1992, nonché secondo le istruzioni della Banca d'Italia.

In proposito segnaliamo che la Banca non ha ritenuto di avvalersi della facoltà, prevista dal D.Lgs. n. 38/2005, di redigere il Bilancio individuale ("bilancio dell'impresa") applicando i "nuovi" principi contabili internazionali (IAS/IFRS); questi saranno applicati, quanto al Bilancio individuale, a partire dal corrente anno 2006.

Nel contempo la Vostra Banca, avendone l'obbligo in qualità di Capogruppo ed in conformità al Regolamento CE n. 1606/2002, al Decreto IAS e alla Circolare Banca Italia 262/2005, ha redatto il Bilancio consolidato al 31 dicembre 2005 secondo i principi IAS/IFRS, corredandolo della relazione degli Amministratori sulla gestione consolidata, della Nota integrativa e degli altri documenti e schemi previsti dalla Autorità di vigilanza.

Il Bilancio consolidato IAS/IFRS al 31 dicembre 2005 confrontato, con le avvertenze di cui allo stesso (derivanti dalla "prima applicazione dei principi - FTA- al 1 gennaio 2004" salvo alcuni principi non applicabili da tale data) con i dati al 31 dicembre 2004, espone un Utile netto di **149 milioni di euro** rispetto a 142,7 milioni di euro del periodo precedente (e a 130 milioni di euro sul Bilancio 2004 "proforma").

Come richiesto dalla Banca d'Italia il prospetto di raccordo tra patrimonio netto e utile d'esercizio della Capogruppo ed i corrispondenti valori del Bilancio consolidato, viene riportato nella Relazione degli Amministratori sulla gestione "consolidata".

I nuovi metodi di valutazione derivanti dai principi contabili internazionali sono dettagliatamente esposti nella Nota integrativa al Bilancio consolidato; essi rappresentano il sostanziale abbandono del criterio del costo storico per volgersi alla individuazione del valore equo e del valore attualizzato; lo scopo che sovrintende all'introduzione dei "nuovi" principi IAS/IFRS è quello della omogeneità e confrontabilità dei Bilanci delle imprese che operano negli altri paesi dell'area UE.

Anche se ciò potrà risultare ostico non solo per il comune utente, ma anche per gli esperti, sarà necessario abituarsi al nuovo assetto sia formale che sostanziale introdotto dai principi contabili internazionali, proprio perché già a partire dall'esercizio 2006 (1 gennaio 2006) i risultati del Bilancio individuale della Vostra Banca al 31 dicembre 2005, "oggi" sottoposto alla approvazione assembleare, subiranno una diversa conformazione in conseguenza dell'applicazione di quei principi. A tale proposito in chiusura della Relazione degli Amministratori sulla gestione vengono forniti i dati relativi al patrimonio netto contabile della Banca al 31 dicembre 2005 derivanti dalla nuova valutazione IAS delle poste dell'attivo e del passivo patrimoniale e viene precisato che all'interno del Patrimonio netto contabile, così ridefinito, sono incluse riserve indisponibili e quindi non distribuibili, per un importo pari **a 41,73 milioni di euro,** derivanti esclusivamente dalle nuove metodologie valutative.

Come è noto essendo la Vostra società quotata sul mercato telematico della Borsa Valori di Milano, l'attività di sorveglianza e controllo è regolamentata dalle norme di cui al Decreto Legislativo 24 febbraio 1998, n. 58 - Testo unico delle disposizioni in materia di intermediazione finanziaria - pertanto:

- l'attività di vigilanza è affidata al Collegio Sindacale con poteri di ispezione e controllo sull'andamento degli affari sociali, per la verifica del rispetto della legge, dell'atto costitutivo e dei principi di corretta amministrazione;
- il controllo sulla contabilità, sui bilanci ed i pareri di congruità nelle operazioni straordinarie é affidato alla PricewaterhouseCoopers S.p.A., società di revisione iscritta all'Albo Consob (incaricata, previo parere di questo Collegio, della revisione contabile, in seguito alla delibera della Vostra Assemblea del 28 aprile 2003).

Nell'ambito dei compiti del Collegio segnaliamo che nel corso dell'esercizio 2005 abbiamo partecipato a due riunioni Assembleari, la prima dell'Aprile 2005 che ha approvato il Bilancio al 31 dicembre 2004 e la seconda del dicembre 2005 che ha modificato alcuni articoli dello Statuto sociale, prevedendo limitazioni di voto per gli Enti Fondazione e nuove modalità di elezione dell'organo amministrativo mediante voto su liste di candidati.

È opportuno segnalare che a seguito della entrata in vigore della nuova e recentissima legge sulla tutela del risparmio (Legge 262 del dicembre 2005) entro il prossimo 12 gennaio 2007 dovranno essere ulteriormente adeguate alcune norme statutarie.

Il Collegio é inoltre intervenuto alle riunioni del Consiglio di Amministrazione (in numero di 15) e del Comitato esecutivo (n. 22) ed ha ricevuto dagli amministratori adeguate informazioni sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale effettuate dalla Vostra società.

Tra queste ricordiamo:

- l'incorporazione di Data Centro S.p.A., già interamente posseduta, avvenuta con atto del 15 marzo 2005 con effetti contabili e fiscali dal 1 gennaio 2005;
- l'acquisto nel maggio 2005, in base agli accordi intervenuti e segnalati nella Relazione al precedente Bilancio, dalla Fondazione Cassa di Risparmio Pistoia e Pescia, di un'ulteriore quota del 9% della Cassa di Risparmio di Pistoia e Pescia S.p.A. per euro 32,6 milioni, che ha portato la partecipazione di controllo in quella Banca al 60%;
- l'acquisto dalla Fondazione Cassa Forlì di un ulteriore 2,83% della Cassa dei Risparmi di Forlì S.p.A. per euro 21,8 milioni, che ha portato la partecipazione in quella Banca ad oltre il 10% (12,75%);
- l'acquisto dalla controllata Cassa di Risparmio di Orvieto S.p.A. della Filiale di Spoleto (euro 186.000);
- l'acquisto dalla controllata Cassa di Risparmio di Pistoia e Pescia S.p.A. della quota di partecipazione del 5% da questa posseduta in Cassa di Risparmio di Mirandola, per euro 8,4 milioni, che ha portato la Vostra partecipazione di controllo al 99,9% in previsione della attuazione del progetto di incorporazione della stessa Cassa di Mirandola;
- gli accordi per l'acquisizione della maggioranza (56,23% con opzioni per ulteriori aumenti) della DAEWOO Bank Romania di Bucarest al prezzo di euro 30,5 milioni;
- la decisione di effettuare nel Bilancio in esame la rivalutazione degli immobili di proprietà ex Legge 266/2005, con la conseguente iscrizione di una Riserva di rivalutazione di euro 67,8 milioni e l'accantonamento di un onere fiscale per euro 8,3 milioni;
- l'emissione di prestiti obbligazionari subordinati di secondo livello per 16,2 milioni di euro;
- le sottoscrizioni degli aumenti di Capitale in:
  - Findomestic Banca S.p.A. per euro 18,8 milioni (in complesso per il gruppo 20 milioni);
  - Centrovita Assicurazioni S.p.A. per euro 3,01 milioni (oltre a 1,72 milioni già in precedenza versati per il gruppo euro 3,57 milioni di cui 2,040 già in precedenza versati).

Prosegue tramite la società interamente posseduta "Immobiliare Nuova Sede S.r.l." (già Il Nocciolo S.r.l.), il programma per la realizzazione nella zona nord di Firenze (Novoli) della nuova sede della Vostra Banca; il progetto è stato autorizzato ed i lavori sono iniziati per giungere alla realizzazione di un complesso immobiliare della superficie complessiva di 28.600 mq. oltre ad ampi parcheggi.

Queste operazioni hanno portato alla estensione ed al rafforzamento del gruppo, al suo consolidamento patrimoniale e alla perseguita razionalizzazione delle partecipazioni.

Nella Relazione degli Amministratori, tra i fatti di rilievo, viene ricordata la situazione che ha interessato nel 2005 la compagine azionaria di riferimento della Vostra Banca e che ha dato luogo all'avvio di una procedura arbitrale tra Sanpaolo IMI S.p.A. e l'Ente CR Firenze. Il Collegio auspica la rapida soluzione della vertenza sul piano dei consolidati rapporti che hanno fino ad oggi accompagnato il soddisfacente sviluppo della Vostra Banca e del Gruppo.

Nel corso dell'esercizio non sono state compiute operazioni atipiche e/o inusuali.

Il Collegio non ha ricevuto esposti o denunce ex art. 2408 C.C.

L'informativa resa dal Consiglio di Amministrazione circa le operazioni ordinarie di natura commerciale e finanziaria, infragruppo o con parti correlate, risulta adeguata rispetto a quanto previsto dalla normativa e dalle Comunicazioni Consob in materia di controlli societari; in proposito il Collegio segnala che tali operazioni sono state poste in essere nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica e in linea con le condizioni di mercato.

Il risultato positivo dell'esercizio 2005, è dovuto all'incremento delle masse intermediate e al buon andamento della vendita di nuovi prodotti e servizi con elevato potenziale di sviluppo, realizzato facendo leva sul consolidamento del modello distributivo basato su canali specializzati per segmento di mercato.

Nuovo consistente incremento negli impieghi ha registrato il comparto dei mutui e quello dei finanziamenti a medio/lungo termine; fenomeno che pretende adeguata attenzione nel sistema.

Si è arrestata la diminuzione dei tassi di interesse, che stanno dimostrando una generale crescita, ancorché contenuta per la persistente crisi economica che ancora interessa in particolare il territorio di riferimento, il paese e l'intera area della BCE; si è verificato un aumento consistente dei dividendi dalle società controllate, a prova della loro efficienza e capacità competitiva, e quello degli altri proventi di gestione, in parte indotto dalla partita di giro per l'aumento degli oneri fiscali (correlata a maggiori oneri di tale natura). Sono leggermente diminuiti i proventi da operazioni finanziarie.

Viene perseguito con costante attenzione il contenimento dei costi, nonostante gli accresciuti impegni operativi e prescrittivi; il miglioramento della qualità del credito e la correlata contrazione degli accantonamenti e rettifiche nette su crediti, ha consentito il consistente miglioramento del margine operativo e con esso il raggiungimento di un utile netto che supera del 21% quello del precedente esercizio.

In merito ai crediti (e alle rettifiche a questi inerenti) ci preme segnalare che a seguito delle disposizioni emanate dall'Autorità di vigilanza è stata iscritta tra gli stessi la nuova categoria dei "Crediti scaduti/sconfinati da oltre 180 giorni" per 62 milioni di euro mentre non si evidenziano più gli importi dei "Crediti ristrutturati".

Sottolineiamo che il grado di copertura delle partite a rischio, sia pure in diminuzione (dal 31,1% del 2004 al 28,7% del 2005) anche in relazione alla consistente iscrizione della nuova categoria di crediti dianzi segnalata (per gran parte presidiata da idonee garanzie ipotecarie), si mantiene elevato al di là della evidenza percentuale.

Le Relazioni della società di revisione PricewaterhouseCoopers, per il Bilancio individuale e per il consolidato non contengono rilievi; quella per il Bilancio individuale presenta informative sulla operazione di rivalutazione degli immobili di proprietà ex legge 266/2005 e sulla programmata operazione di incorporazione della Cassa di Risparmio di Mirandola S.p.A., che abbiamo già segnalate e che risultano adeguatamente commentate dagli Amministratori.

Si sono verificati i conferimenti di ulteriori incarichi alla PricewaterhouseCoopers S.p.a., ai sensi di legge, relativi a:

- Revisione contabile dei prospetti di riconciliazione IFRS predisposti in ottemperanza all'art. 81 bis del Regolamento emittenti della Consob; con onorari per euro 88.000 e spese vive per euro 6.216;
- Revisione contabile del Fondo Pensione Aperto CRF Previdenza; con onorari per 8.000 euro, oltre 1.000 euro di spese vive;

ed ulteriori incarichi diversi per:

- procedure di verifica su attività di servicer della Cassa di Risparmio di Firenze S.p.A. nell'ambito delle cartolarizzazioni dei crediti effettuate nel 1999 e nel 2002 (Report al 31/12); con onorari per 43.000 euro, oltre a 4.300 euro di spese vive;
- emissione di Comfort letter per aggiornamento di emissione di euro Obbligazioni; con onorari per 24.000 euro, oltre 1.680 euro di spese vive;

- verifiche sul calcolo dei contributi dovuti al Fondo Nazionale di Garanzia con riferimento alla Cassa ed alle Banche controllate; con onorari per 3.000 euro, oltre a 200 euro di spese vive;
- attività di assistenza in relazione al progetto di conversione agli IAS; con onorari per 9.825 euro;
- traduzione in lingua inglese del fascicolo di bilancio al 31 dicembre 2004 e del Quarterly Report al 31 marzo 2005; con onorari per 16.000 euro, oltre 1.130 euro di spese vive;

Inoltre la controllata di PWC PricewaterhouseCoopers Advisory S.r.l. ha svolto per la Vostra Banca consulenza per l'aggiornamento dei parametri valutativi per gli impairment test condotti ai fine dell'applicazione degli IAS/IFRS sulle partecipazioni. Tale attività è stata svolta tra il secondo semestre del 2005 e l'inizio del 2006. Il relativo corrispettivo di € 5.100+IVA è stato fatturato nel febbraio del 2006.

Il Collegio, nel corso delle proprie riunioni dell'esercizio (n. 10), in stretta collaborazione con la società di revisione e con la Direzione Auditing, ha vigilato e verificato l'adeguatezza dell'assetto organizzativo della società ed il rispetto dei principi di corretta amministrazione, mediante osservazioni dirette e raccolta di informazioni dai responsabili delle funzioni di volta in volta interessate.

Ha inoltre valutato e vigilato sull'adeguatezza del sistema di controllo interno e del sistema organizzativo/contabile e sull'affidabilità di quest'ultimo a rappresentare correttamente i fatti di gestione, anche analizzando i risultati del lavoro svolto dalla società di revisione, cui sono stati richiesti approfondimenti e specifici dettagli.

È stata verificata, anche tramite la presenza di componenti di questo Collegio nelle controllate e collegate, l'adeguatezza delle disposizioni impartite dalla Vostra società alle società controllate ai sensi dell'art. 114, comma 2, del D. Lgs. 58/1998 ed il rispetto delle disposizioni di legge sulla direzione ed il coordinamento, raccomandando la ricerca di precisione e puntualità in ambito amministrativo contabile.

Il Collegio ha inoltre ritenuto opportuno mantenere un coordinamento con gli organi corrispondenti delle Banche controllate, organizzando apposite riunioni nel corso dell'esercizio (in n. 2) che tendono a consolidare, sia pure nella diversa situazione operativa dei territori di competenza, i legami di appartenenza al Gruppo e di reciproca collaborazione in ambito di controllo.

Anche in considerazione dell'allargamento del lavoro della Direzione Auditing impegnata sulla Capogruppo, su tutte le Banche controllate e che dal 2005 ha incluso tra le proprie mansioni anche quello di audit della controllata Centro Vita S.p.A., ed in vista della necessaria assistenza che dovrà porsi per i controlli dopo l'acquisizione della maggioranza di DAEWOO Bank Romania, recentemente autorizzata dall'Autorità di Vigilanza, il Collegio ha raccomandato che la struttura di auditing si mantenga adeguata ai compiti assegnati.

Le problematiche relative ai sistemi di continuità operativa e di disaster recovery, sia per la Banca che per il Gruppo, sono state attentamente monitorate con analisi degli impatti, adeguamenti contrattuali con i fornitori di servizi in outsourcing e test in parallelo all'attività di produzione; i tempi di ripristino dell'operatività in caso di incidente sono in linea con le previsioni dell'Autorità di vigilanza, sempre opportunamente informata sull'andamento del progetto.

Segnaliamo che la Vostra società aderisce al codice di autodisciplina del Comitato per la Corporate Governance delle società quotate; in proposito il Consiglio di Amministrazione ha provveduto alla nomina al suo interno del Comitato per la remunerazione,composto da Consiglieri indipendenti, mentre non ha costituito, al momento, il Comitato di controllo.

Abbiamo verificato l'osservanza delle norme di legge riguardanti la formazione, l'impostazione del Bilancio dell'azienda e di quello consolidato; così come di quelle attinenti ai contenuti e alle notizie fornite nella Relazione sulla gestione.

Il Bilancio ed i documenti accompagnatori recepiscono le indicazioni di cui alle norme sul diritto societario e alle sopravvenute istruzioni delle Autorità di vigilanza.

Tramite le informazioni assunte dalla società di revisione ed a mezzo di controlli diretti abbiamo condiviso, relativamente al Bilancio dell'azienda (e a quello consolidato, di cui abbiamo evidenziato la formazione in base ai nuovi principi contabili internazionali), i criteri di valutazione dei titoli, dei crediti, delle immobilizzazioni e delle altre poste attive e passive.

Particolare attenzione è stata prestata dal Collegio sulla congruità degli accantonamenti a Fondi rischi ed oneri. In questo comparto segnaliamo il mantenimento di adeguati presidi nel "Fondo rischi su crediti" (voce 90) in conto capitale, nel "Fondo imposte e tasse" e nel "Fondo rischi e oneri per il personale" la cui diminuzione è dovuta alla liquidazione, a favore del Fondo Integrativo Pensioni a prestazione definita, dei contributi precedentemente sospesi in forza di accordi con le controparti sindacali.

In allegato alla Nota integrativa viene dettagliatamente esposto il rendiconto del Fondo di previdenza integrativa senza autonoma personalità giuridica costituito come patrimonio di destinazione ex art. 2117 C.C., derivante da specifici accordi sindacali.

Per tale fondo viene tenuta una contabilità separata delle operazioni e vengono immediatamente attribuiti i rendimenti degli investimenti e gli oneri derivanti dalla gestione del suddetto patrimonio.

La Nota integrativa contiene inoltre, in dettaglio, il rendiconto annuale del Fondo Pensione Aperto denominato "CRF Previdenza" le cui risultanze sono revisionate dalla PricewaterhouseCoopers.

Per le operazioni di cartolarizzazione:

- per quella effettuata nell'esercizio 1999 (relativa a sofferenze per 158 milioni di euro), di cui il Collegio segnalò nella precedente Relazione l'integrale pagamento dei titoli di classe "A" (per 85 milioni di euro) **si rileva il pagamento parziale,** effettuato in data 21.1.2006, **dei titoli di classe "B"**, (già pari a 44 milioni di euro, che oggi residuano a 30,2 milioni di euro) **per 4,7 milioni di euro** e la ulteriore svalutazione degli stessi titoli di classe "B" in portafoglio della Banca per 0,6 milioni di euro,
- per quella conclusa alla fine dell'esercizio 2002 (relativa a mutui in bonis per 509 milioni di euro) di cui il Collegio segnalò nella precedente Relazione l'avvenuto integrale rimborso dei titoli di classe A1 (per 51,3 milioni di euro e quello parziale dei titoli di classe A2 per 50,7 milioni di euro), **si rileva** nel 2005 **il pagamento in conto titoli di classe A2 di 5,6 milioni di euro** e agli inizi del 2006 **l'ulteriore pagamento di 13,9 milioni di euro**, che ne hanno ridotto l'ammontare a 304,1 milioni di euro,
- per dette operazioni sono stati riportati in Nota integrativa i dettagli, come richiesto dall'Autorità di vigilanza.

Queste operazioni sono ovviamente trattate fuori Bilancio con eliminazione dalle attività del portafoglio crediti ceduto.

Ricordiamo che il Collegio ebbe ad esprimere, nella Relazione del 31/12/2003, il proprio consenso alla iscrizione tra i beni immateriali della voce "Avviamento" derivante dalla acquisizione da Sanpaolo IMI S.p.A. dello sportello di Bologna dell'ex Banco di Napoli e qui la conferma, così come ha convenuto e consente su quella delle "Altre Immobilizzazioni", relative a lavori eseguiti su beni immobili di terzi.

Ha inoltre consentito l'iscrizione dell'Avviamento corrisposto per l'acquisizione nel corso del 2005 dello sportello di Spoleto dalla controllata Cassa di Risparmio di Orvieto S.p.A., per 0,1 milioni di euro.

Segnaliamo che l'avviamento a suo tempo corrisposto per l'acquisizione dei sopra menzionati sportelli di Bologna e Spoleto, in euro 11,83 milioni, ammortizzato in quote decennali costanti, compare al 31 dicembre 2005 per residui € 8,3 milioni.

Il Collegio fa presente che l'ammontare complessivo delle immobilizzazioni immateriali figuranti in Bilancio al 31 dicembre 2005 è pari a 24,9 milioni di euro ed, oltre alle voci citate, è rappresentato in parte preponderante dai programmi di software ad utilità pluriennale per oltre 14 milioni di euro.

Le riserve disponibili sono ampiamente sufficienti a coprire l'ammontare di dette immobilizzazioni ed ancor più di quelle riferite ad "Altri costi pluriennali" (1,70 milioni di euro), per cui non vige il divieto di cui all'art. 2426 C.C., 1°comma, n.5.

Ricordiamo che la società al 31 dicembre 2001 provvide a rivalutare i beni immobili strumentali sulla base della legge 21/11/2000 n. 342, iscrivendo ad apposita riserva la differenza di valore, al netto della relativa imposizione fiscale. Tale riserva, pari a 48,99 milioni di euro, é stata poi utilizzata per l'aumento gratuito di Capitale sociale deliberato dall'Assemblea straordinaria del 29 aprile 2002.

Ulteriore decisione di rivalutare tutti gli immobili di proprietà della Banca è stata, come già accennato, presa per l'esercizio in esame in base alle disposizioni della Legge 266/2005; tale rivalutazione, supportata da perizie di tecnici interni alla Banca iscritti ai relativi Albi professionali, ha consentito l'iscrizione tra le Riserve in sospensione d'imposta di un ulteriore importo di complessivi euro 67,8 milioni.

Il Collegio dà atto che il valore di detti beni strumentali, costituenti categorie omogenee, dopo le rivalutazioni citate non è superiore a quello corrente di mercato tenuto conto delle residue possibilità di utilizzo. Quanto detto vale anche per i valori risultanti da precedenti e diverse rivalutazioni indicate esplicitamente in apposito allegato della Nota integrativa.

Le Relazioni sulla gestione della azienda bancaria e consolidata, contengono le informazioni richieste dalle disposizioni di legge e dalle istruzioni emanate dalla Consob.

Nella Relazione sulla gestione viene fornita in apposite sezioni, come richiesto anche da questo Collegio, una informativa completa sugli impegni ed opzioni esistenti su partecipazioni rilevanti; inoltre vengono segnalati gli impegni vincolanti di acquisto o vendita legati al verificarsi di determinati eventi (in essere col gruppo BNP Paribas) e gli accordi che prevedono meccanismi di way out per la dismissione di partecipazioni assunte nell'ambito dell'attività di corporate finance.

Viene inoltre data indicazione, tra i fatti di rilievo intervenuti dopo la chiusura dell'esercizio, sia degli accordi con altri partners bancari per rilevare azioni di SI Holding S.p.A. (capogruppo della società Cartasì) con diritto per la Vostra Banca ad una partecipazione minima del 4,7% (onere di circa 3 milioni di euro) sia dell'intervenuta autorizzazione di Banca d'Italia per l'acquisto della maggioranza della Banca rumena Daewoo Bank S.A.

Il Collegio nella presente Relazione ha fatto particolare riferimento, tra le altre, alla Comunicazione Consob DEM/1025564 del 6 aprile 2001.

Il Collegio dà atto che nella nota integrativa al Bilancio dell'azienda e in quella consolidata, nei commenti alla Voce "Fondi per rischi ed oneri", sono state inserite le informazioni richieste da Consob, in materia di revoca delle agevolazioni tributarie di cui alla legge Ciampi fornendo gli aggiornamenti in base a quanto verificatosi nel corso del 2005.

I bilanci e le Relazioni sull'andamento della gestione, dell'azienda bancaria, sono stati trasmessi al Collegio nei termini di legge mentre per il consolidato il Collegio ha rinunciato a detti termini avendo l'Autorità di vigilanza richiesto in limine successivi adeguamenti; entrambi risultano redatti e diffusi al pubblico con le modalità indicate dalla Consob (cui sono state inviate e segnalate le modifiche conseguenti agli adeguamenti sopracitati). Lo stesso dicasi per le situazioni semestrale e trimestrali.

Relativamente alla richiesta autorizzazione all'acquisto di azioni proprie, si dà atto che la proposta di delibera che viene presentata all'Assemblea è conforme alle prescrizioni di cui agli artt. 2357 e 2357 ter C.C., all'art. 132 del D. Lgs. 58/1998 e alle disposizioni emanate dalla Consob.

Sono proseguiti nel corso del 2005 gli interventi a livello del sistema informatico con l'adozione di nuove procedure che hanno trovato nel corso dell'esercizio adeguata integrazione e messa a punto.

Segnaliamo in particolare la progressiva entrata a regime delle procedure necessarie al recepimento da parte del comparto amministrativo dei criteri IAS IFRS per il Bilancio Consolidato e per quello individuale e quella della introduzione dei nuovi sistemi di rating, con la rivisitazione del regolamento del credito in vista dell'attuazione dei criteri stabiliti dall'accordo di Basilea 2.

Ricordiamo che la Capogruppo ha optato con effetto dal 2004 per l'adesione all'istituto del Consolidato Fiscale Nazionale; tutte le controllate che ne avevano i requisiti hanno aderito.

Particolare attenzione è stata riservata dal Collegio, in uno col lavoro svolto dalla Direzione Auditing, ai temi dell'Antiriciclaggio, della Trasparenza, della Privacy (***aggiornamento del Documento programmatico di sicurezza)*** e della introduzione sia a livello della Capogruppo che delle controllate del Modello di organizzazione e gestione destinato a far fronte alle problematiche di cui al D.Lgs. 231/2001 (responsabilità amministrativa degli enti forniti di personalità giuridica); per quest'ultimo l'Organismo di vigilanza, nominato dal Consiglio di Amministrazione ed a cui partecipa direttamente il Presidente del Collegio, ha iniziato ad operare, con l'apporto fattivo di funzionari della Direzione Auditing, validando progressivamente le varie procedure e monitorando la formazione del personale nel delicato settore.

Il Collegio segnala che nel corso del 2005 è stata istituita presso la Vostra Banca e per il Gruppo la funzione di "Compliance" (per la verifica del corretto recepimento e dell'applicazione delle normative interessanti direttamente o indirettamente il sistema bancario). L'istituzione di detta funzione, nell'ambito del coordinamento Segreteria generale, è avvenuta in conformità con il documento del Comitato di Basilea sulla Vigilanza Bancaria. L'organizzazione ed i primi interventi sono stati effettuati nel secondo semestre 2005 (privacy,usura,recepimento del nuovo codice delle assicurazioni); agli inizi del 2006 il Consiglio ha approvato il regolamento della funzione ed il piano degli interventi per il 2006, adeguando il compendio dei sistemi dei controlli interni di gruppo.

Col corrente esercizio è stata effettuata la migrazione dei sistemi operativi e contabili della controllata Cassa Risparmio della Spezia S.p.A. sul sistema informatico della Capogruppo. Nell'ambito del ruolo di Capogruppo Banca CR Firenze ha proseguito gli accentramenti di funzioni dalle banche controllate ed altri seguiranno in ottica di economia di costi e di sviluppo dei servizi.

Il Collegio, nel raccomandarne un adeguato presidio e coordinamento, come di consueto, ne sottolinea l'effetto positivo in prospettiva, tanto superiore quanto maggiore sarà la disponibilità ed il grado di condivisione delle strutture delle controllate, nella consapevolezza che tali interventi si collocano nel quadro dell'interesse complessivo del Gruppo e dei suoi azionisti a vario livello.

Ricorderete che nella relazione al Bilancio del precedente esercizio il Collegio ebbe a commentare le contestazioni con relative sanzioni irrogate da parte della Consob a carico dei Consiglieri, dei Sindaci e di alcuni funzionari della Vostra Banca, in merito alle operazioni di acquisto per ordine e conto di clienti di Obbligazioni Cirio. L'attesa della decisione della Corte d'Appello di Firenze, cui gli organi della Banca si sono rivolti, è stata preceduta da una serie di altre decisioni per procedimenti analoghi promossi presso altre Corti da altri Istituti Bancari, purtroppo tutte contrarie alle argomentate tesi sostenute da questi ultimi.

Non era pertanto verosimile l'ipotesi di un diverso orientamento dei giudici fiorentini, e così è stato.

È peraltro singolare che la nuova normativa sulla tutela del risparmio (legge 262 del 28.12.2005), con la previsione in essa dell'emissione da parte di Consob di ben 19 regolamenti, disciplini soltanto ora alcuni aspetti dei servizi di intermediazione bancaria in strumenti finanziari nei confronti della clientela sui quali, invece, nella contestazione di Consob citata, è stata richiamata la responsabilità degli organi sociali sanzionando comportamenti che, salvo casi di provata mala fede, erano comunemente accettati.

Nel corso dell'esercizio il Collegio ha espletato l'attività di vigilanza prevista dalla normativa vigente. In seguito all'attività svolta il Collegio non ritiene di dover rilevare fatti significativi tali da richiedere ulteriori specifiche segnalazioni da riportare nella presente Relazione.

Il Collegio ha infine esaminato il contenuto delle relazioni predisposte dalla società di revisione PricewaterhouseCoopers S.p.A., sia per il Bilancio dell'azienda bancaria che per il consolidato, e ritiene di esprimere parere favorevole alla proposta di approvazione del Bilancio chiuso al 31 dicembre 2005, così come formato dal Vostro Consiglio di Amministrazione, dando atto che la proposta di destinazione dell'utile è conforme ai dettami di legge e di Statuto, oltre a risultare adeguatamente motivata riguardo alla situazione economica e patrimoniale della Società.

Quanto alla parte straordinaria della Vostra Assemblea su cui siete chiamati a deliberare:

- l'aumento gratuito di Capitale sociale (con aumento del valore nominale di ciascuna azione da euro 0,57 a euro 0,60 e l'assegnazione di due azioni di nuova emissione da nominali € 0,60 ogni quindici azioni esistenti) per euro 125.107.384,20 mediante utilizzo della riserva sovrapprezzo azioni per euro 56.873.123,92 , della riserva di rivalutazione ex legge 266/2005 (in sospensione d'imposta) per euro 67.824.144,14 e della Riserva per avanzi di fusione per euro 404.210,61;
- e l'aumento a pagamento di Capitale per l'importo complessivo, compreso l'eventuale sovrapprezzo di euro 150.000.000,00 salvo gli eventuali arrotondamenti, per un massimo di nominali euro 66.000.000,00 mediante emissione di massime 110.000.000 di nuove azioni da offrirsi in opzione agli azionisti;
- il Collegio attesta che l'attuale Capitale sociale è integralmente versato ed esistente e l'operazione si presenta opportuna ai fini del consolidamento e del rafforzamento Patrimoniale della Vostra Banca.

Firenze, 11 aprile 2006

Il Collegio Sindacale

Il Presidente del Collegio Dr. Vieri Fiori
Il Sindaco effettivo Dr. Domenico Muratori
Il Sindaco effettivo Dr. Marco Sacconi

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli Azionisti della
Banca CR Firenze S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio d'esercizio della Banca CR Firenze S.p.A. chiuso al 31 dicembre 2005. La responsabilità della redazione del bilancio compete agli amministratori della Banca CR Firenze S.p.A. È nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   La responsabilità dei lavori di revisione contabile dei bilanci di alcune società controllate e collegate, per quanto riguarda importi delle partecipazioni che rappresentano circa il 18,1 per cento della voce "Partecipazioni", il 23,7 per cento della voce "Partecipazioni in imprese del gruppo" ed il 2,1 per cento del totale attivo, è di altri revisori.

   Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 11 aprile 2005.

3. A nostro giudizio, il bilancio d'esercizio della Banca CR Firenze S.p.A. al 31 dicembre 2005 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4. Portiamo alla Vostra attenzione quanto segue:

- La società ha effettuato la rivalutazione degli immobili di proprietà, ai sensi della Legge n° 266/2005. Gli effetti di tale rivalutazione sono illustrati nella Sezione 4, Parte B della nota integrativa.

- Come indicato nella relazione sulla gestione, i Consigli di amministrazione della Banca CR Firenze S.p.A. e della controllata Cassa di Risparmio di Mirandola S.p.A. hanno deliberato, rispettivamente in data 19 dicembre 2005 ed in data 19 gennaio 2006, il progetto di fusione per incorporazione della controllata in Banca CR Firenze S.p.A.

Firenze, 12 aprile 2006

PricewaterhouseCoopers S.p.A.

Lamberto Tommasi
(Revisore contabile)

Bilancio Consolidato 2005

GRUPPO BANCA CR FIRENZE

Indice

Dati di sintesi del Gruppo Banca CR Firenze (IAS/IFRS)

(importi in milioni di euro)

	31 dicembre 2005	31 dicembre 2004 (1)	Variazione %
DATI ECONOMICI			
Margine d'interesse	502,9	464,8	+8,2%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	327,5	329,0	-0,5%
Margine d'intermediazione lordo	949,6	916,1	+3,7%
Rettifiche di valore nette su crediti e altre attività finanziarie	56,4	62,2	-9,3%
Margine d'intermediazione netto	893,2	853,9	+4,6%
Spese di funzionamento	625,9	612,7	+2,2%
Utile dell'operatività corrente al lordo delle imposte	270,5	244,3	+10,7%
Utile netto	149,0	142,7	+4,4%
Comprehensive income (2)	147,0	142,7	+3,0%
INDICI DI REDDITIVITÀ			
ROE (3)	12,7%	12,9%	-0,2%
ROE rettificato (4)	12,6%	12,9%	-0,3%
Cost / Income ratio (5)	65,9%	66,9%	-1,0%
DATI PATRIMONIALI			
Totale attività	22.162,0	21.009,7	+5,5%
Crediti verso clientela (esclusi crediti in sofferenza)	12.998,7	12.112,0	+7,3%
Partecipazioni	435,1	371,6	+17,1%
Passività al costo ammortizzato	16.375,1	15.535,1	+5,4%
Patrimonio netto	1.326,0	1.190,4	+11,4%
ATTIVITÀ FINANZIARIE DELLA CLIENTELA			
Attività finanziarie totali	35.652,9	33.570,6	+6,2%
Raccolta diretta	15.521,2	14.594,9	+6,3%
Raccolta indiretta	20.131,7	18.975,7	+6,1%
- Risparmio amministrato	9.573,9	9.025,7	+6,1%
- Risparmio gestito	10.557,8	9.950,0	+6,1%
- GPM - GPS - GPF	3.039,6	2.632,8	+15,5%
- Fondi	4.780,7	4.744,3	+0,8%
- Assicurazioni	2.737,5	2.572,9	+6,4%
INDICI DI RISCHIOSITÀ DEL CREDITO			
Crediti netti in sofferenza / Crediti netti verso la clientela	1,12%	1,12%	+0,00%
Altri crediti deteriorati netti (escluso sofferenze) / Crediti netti verso la clientela	2,19%	1,79%	-0,40%
Crediti deteriorati netti / Crediti netti verso la clientela	3,31%	2,91%	-0,40%
COEFFICIENTI DI SOLVIBILITÀ (6)			
Patrimonio di base / Attivo ponderato	4,83%	5,07%	-0,24%
Patrimonio di Vigilanza / Attivo ponderato	8,55%	9,89%	-1,34%
INFORMAZIONI SUL TITOLO AZIONARIO			
Numero azioni in circolazione (in milioni)	1.137,0	1.136,2	+0,1%
Quotazione per azione (in €)			
- media	2,182	1,503	+45,2%
- minima	1,769	1,380	+28,2%
- massima	2,684	1,807	+48,5%
Utile netto per azione (in €)	0,131	0,128	+2,2%
Utile netto diluito per azione (in €) (7)	0,131	0,128	+2,2%
Dividendo unitario (in €)	0,052	0,052	0,0%
Book value per azione (in €) (8)	1,166	1,048	+11,4%
Dividendo / prezzo medio annuo (%)	2,38%	3,46%	-1,08%
STRUTTURA OPERATIVA			
Dipendenti	5.769	5.768	0,0%
Promotori finanziari	177	163	+8,6%
Filiali bancarie	527	510	+3,3%
Spazi finanziari	34	27	+25,9%
Centri imprese e private	23	22	+4,5%

(1) N.B.: i valori patrimoniali e finanziari riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS - IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi, mentre i valori economici sono stati determinati senza applicare i suddetti principi: in proposito, nel paragrafo "L'andamento reddituale" viene evidenziato l'incremento dell'Utile netto 2005 rispetto all'anno 2004 determinato ipotizzando l'applicazione retroattiva di tali principi.
(2) Utile netto + Variazione delle riserve di valutazione delle attività finanziarie disponibili per la vendita.
(3) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.
(4) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile netto.
(5) Spese di funzionamento / Margine d'intermediazione lordo.
(6) I coefficienti di solvibilità sono calcolati secondo le disposizioni emanate dall'Organo di Vigilanza in materia di "Filtri prudenziali".
(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi effetti di diluizione secondo quanto disposto dallo IAS 33.
(8) Patrimonio netto / numero di azioni in circolazione.

1. Schemi di bilancio consolidati riclassificati

Conto economico consolidato riclassificato (*) (IAS/IFRS)

(importi in milioni di euro)

VOCI	31 dicembre 2005 (*)	31 dicembre 2004 (**)	Variazione %
Margine d'interesse (***)	502,9	464,8	+8,2%
Commissioni nette e recuperi su depositi a risparmio e su conti creditori	327,5	329,0	-0,5%
Dividendi e utili (perdite) delle partecipazioni	71,8	59,0	-21,7%
Risultato delle attività e passività finanziarie	42,8	46,4	-7,8%
Risultato netto della gestione assicurativa	4,6	16,9	-72,8%
Margine d'intermediazione lordo	949,6	916,1	+3,7%
Rettifiche di valore nette su crediti e altre attività finanziarie	-56,4	-62,2	-9,3%
Margine d'intermediazione netto	893,2	853,9	+4,6%
Spese di funzionamento:	-625,9	-612,7	+2,2%
- Spese per il personale	-389,4	-375,3	+3,8%
- Altre spese amministrative	-226,7	-216,0	+5,0%
- Rettifiche di valore nette su attività materiali e immateriali	-54,6	-59,5	-8,2%
- Altri proventi di gestione netti (recuperi spese)	44,8	38,1	+17,6%
Risultato operativo netto	267,3	241,2	+10,8%
Accantonamenti netti ai fondi per rischi e oneri	-17,3	-9,3	+86,0%
Altri costi e ricavi dell'operatività corrente	20,5	12,4	+65,3%
Utile dell'operatività corrente al lordo delle imposte	270,5	244,3	+10,7%
Imposte sul reddito	-95,6	-79,6	20,1%
Utile di pertinenza di terzi	-25,9	-22,0	+17,7%
Utile netto	**149,0**	**142,7**	**+4,4%**
Variazione delle riserve di valutazione delle attività finanziarie disponibili per la vendita	*-2,0*	*0,0*	*+100,0%*
Comprehensive income	**147,0**	**142,7**	**+3,0%**

(*) Il conto economico riclassificato propone un'esposizione dei margini economici secondo logica gestionale; in particolare, il contributo del comparto assicurativo al "Margine d'intermediazione lordo" e convenzionalmente evidenziato nella voce "Risultato netto della gestione assicurativa".

(**) I dati di confronto sono stati calcolati senza applicare i principi IAS 32 e 39 e IFRS 2 e 4.

(***) Include anche il "Risultato netto dell'attività di copertura" (voce 90 del conto economico).

Stato patrimoniale consolidato riclassificato (IAS/IFRS)

(dati in milioni di euro)

ATTIVO	31 dicembre 2005	31 dicembre 2004 (*)	Variazione %
Cassa e disponibilità liquide	179,0	136,6	+31,0%
Attività finanziarie	19.909,3	18.734,9	+6,3%
Crediti	14.679,0	13.798,5	+6,4%
- crediti verso banche	1.532,3	1.548,9	-1,1%
- crediti verso clientela	13.146,7	12.249,6	+7,3%
Attività finanziarie negoziabili	5.179,3	4.876,6	+6,2%
- attività finanziarie di negoziazione	621,2	755,3	-17,8%
- attività finanziarie valutate al fair value	1.563,4	1.412,7	+10,7%
- attività finanziarie disponibili per la vendita	2.994,7	2.708,6	+10,6%
Derivati di copertura	51,0	59,8	-14,7
Immobilizzazioni	1.193,5	1.149,4	3,8%
Partecipazioni	435,1	371,6	+17,1%
Attività materiali ed immateriali	758,4	777,8	-2,5%
Attività fiscali	242,6	298,1	-18,6%
Altre attività (**)	637,6	690,7	-7,7%
Totale attivo	22.162,0	21.009,7	+5,5%

PASSIVO	31 dicembre 2005	31 dicembre 2004 (*)	Variazione %
Passività finanziarie	18.197,7	17.361,2	+4,8%
Passività finanziarie al costo ammortizzato	16.375,1	15.535,1	+5,4%
- debiti verso clientela	10.253,5	9.820,6	+4,4%
- debiti rappresentati da titoli	5.248,3	4.732,0	+10,9%
- debiti verso banche	873,3	982,5	-11,1%
Passività finanziarie di negoziazione	19,4	42,3	-54,1%
Passività finanziarie valutate al fair value	1.786,3	1.773,3	+0,7%
Derivati di copertura	16,9	10,5	+61,0%
Impegni al riacquisto di propri elementi patrimoniali	181,3	174,7	+3,8%
Passività fiscali	183,4	171,8	+6,8%
Fondi a destinazione specifica	449,6	436,8	+2,9%
Trattamento di fine rapporto del personale	193,4	187,9	+2,9%
Fondi per rischi e oneri e fondi di quiescenza	256,2	248,9	+2,9%
Riserve tecniche	929,4	760,4	+22,2%
Altre passività	799,2	825,1	-3,1%
Patrimonio di terzi	95,4	89,3	+6,8%
Patrimonio netto	1.326,0	1.190,4	+11,4%
Totale passivo	22.162,0	21.009,7	+5,5%

(*) I valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS/IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi.

(**) Include la voce "Riserve tecniche a carico dei riassicuratori" (voce 110 dell'attivo).

2. La composizione del Gruppo

Gruppo Banca CR Firenze al 31 dicembre 2005

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR La Spezia S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Mirandola S.p.A.	99,963%								99,963%
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio della Spezia S.p.A.	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
Centro Riscossione Tributi - CERIT S.p.A.	100,000%								100,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l.	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Mirafin S.p.A.					100,000%				100,000%
Tebe Tours S.r.l.					100,000%				100,000%
S.R.T. - Società Riscossione Tributi S.p.A.						100,000%			100,000%
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Findomestic Banca S.p.A. (*)	47,170%	2,830%							50,000%
Centro Factoring S.p.A.	41,763%	5,729%		0,033%	0,004%	0,164%			47,693%
Centro Leasing S.p.A.	27,829%	7,084%	0,561%	1,182%	0,006%	0,790%			37,452%
Sviluppo Industriale S.p.A.		29,964%							29,964%
Altre Società partecipate almeno al 20%									
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.p.A.								42,723%	42,723%

(*)Società sottoposta a controllo congiunto al 50% con il Gruppo BNP Paribas, consolidata con il metodo del patrimonio netto in base a quanto previsto dallo IAS 31.

La composizione del Gruppo

Al 31 dicembre 2005 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze S.p.A. - Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio di Civitavecchia S.p.A. - Banca con sede in Civitavecchia (Roma);
- Cassa di Risparmio di Mirandola S.p.A. - Banca con sede in Mirandola (MO);
- Cassa di Risparmio di Orvieto S.p.A. - Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A. - Banca con sede in Pistoia;
- Cassa di Risparmio della Spezia S.p.A. - Banca con sede in La Spezia;
- Centro Riscossione Tributi - CERIT S.p.A. - Società Finanziaria di riscossione tributi con sede in Scandicci (FI);
- CR Firenze Gestion Internationale S.A. - Società di gestione di fondi comuni d'investimento con sede in Lussemburgo,
- Perseo Finance S.r.l.- Società finanziaria con sede in Conegliano Veneto (TV);
- Infogroup S.p.A. - Società strumentale con sede in Firenze;
- Citylife S.p.A. - Società strumentale con sede in Firenze;
- Mirafin S.p.A. - Società strumentale con sede in Mirandola (MO);
- Tebe Tours S.r.l. - Società strumentale con sede in Mirandola (MO);
- S.R.T. - Società Riscossione Tributi S.p.A. - Società Finanziaria di riscossione tributi con sede in La Spezia.

Le più importanti variazioni del comparto partecipazioni avvenute nel corso dell'esercizio 2005 hanno riguardato le seguenti società.

Cassa di Risparmio di Pistoia e Pescia S.p.A.
In data 30 maggio 2005, in attuazione degli accordi sottoscritti il 22 novembre 2004, la Capogruppo ha acquistato dalla Fondazione CR Pistoia e Pescia un ulteriore 9% del capitale ordinario di CR Pistoia e Pescia S.p.A., portando così la partecipazione complessiva al 60%. Il prezzo complessivo di € 32.533.751,25 è stato corrisposto per € 16.200.000 con obbligazioni subordinate decennali emesse da Banca CR Firenze S.p.A. a servizio dell'operazione e, per la parte restante, in contanti.

Data Centro S.p.A.
In data 1° maggio 2005 la Società è stata incorporata in Banca CR Firenze S.p.A. con effetti contabili e fiscali 1° gennaio 2005.

City Life S.p.A.
È stato abbattuto il capitale per perdite da € 500.000 a € 360.000 mediante annullamento di 140.000 azioni del valore unitario di € 1. Restano invariate le percentuali di interessenza di Banca CR Firenze S.p.A. nel 60% e di Infogroup S.p.A. nel 40%.

Findomestic Banca S.p.A.
Il capitale della società è stato aumentato da € 300 milioni a € 340 milioni; Banca CR Firenze S.p.A. e CR Pistoia e Pescia S.p.A. hanno partecipato pro quota con un onere rispettivamente di € 18.868.000,00 e di € 1.132.000,00.

Centrovita Assicurazioni S.p.A.
È stato aumentato il capitale sociale da € 27 milioni a € 38 milioni; Banca CR Firenze S.p.A. e CR Pistoia e Pescia S.p.A. hanno partecipato pro quota con un onere rispettivamente di € 4.730.000, di cui € 1.720.000 già versati nel 2003 a titolo di futuri aumenti di capitale, e di € 880.000,00, di cui € 320.000,00 già versati nel 2003 sempre a titolo di futuri aumenti di capitale.

3. L'andamento reddituale

Premessa

Il bilancio consolidato è stato predisposto applicando i principi contabili internazionali IAS/IFRS; in proposito si ricorda che per determinare i dati reddituali comparativi riferiti all'esercizio 2004 è stato predisposto un conto economico "pro-forma" applicando tutti i principi IAS/IFRS con l'esclusione dei principi IAS 32 e 39 ed IFRS 2 e 4, aventi ad oggetto la valutazione e rilevazione degli strumenti finanziari, i pagamenti basati su azioni e la valutazione e rilevazione dei contratti assicurativi; di conseguenza, nei dati economici di tale esercizio non sono compresi gli effetti connessi all'applicazione di tali principi. Il suddetto conto economico consolidato "pro-forma" non è stato assoggettato a revisione contabile.
Nel corso del 2005 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Margine d'interesse	502,9	464,8	38,1	+8,2%
Margine d'intermediazione lordo	949,6	916,1	33,5	+3,7%
Margine d'intermediazione netto	893,2	853,9	39,3	+4,6%
Risultato operativo netto	267,3	241,2	26,1	+10,8%
Utile dell'operatività corrente al lordo delle imposte	270,5	244,3	26,2	+10,7%
Utile netto	149,0	**142,7**	**6,3**	**+4,4%**

L'utile netto conseguito nel 2005, pari a 149,0 milioni di euro, ha registrato un incremento di 6,3 milioni in raffronto ai 142,7 milioni del precedente esercizio (+4,4%) che è ben testimoniato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante e che di seguito vengono esaminati nel dettaglio.

Il margine d'interesse

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Interessi netti clientela	520,6	482,3	38,3	+7,9%
Interessi attivi clientela	*606,6*	*566,7*	*39,9*	*+7,0%*
Interessi passivi clientela	*-86,0*	*-84,4*	*-1,6*	*+1,9%*
Interessi netti su titoli	-27,7	-30,8	3,1	-10,1%
Interessi attivi su titoli	*95,0*	*63,9*	*31,1*	*+48,7%*
Interessi passivi su titoli	*-126,0*	*-106,2*	*-19,8*	*+18,6%*
Risultato dell'attività di copertura	*3,3*	*11,5*	*-8,2*	*-71,3%*
Interessi netti banche	10,0	13,3	-3,3	-24,8%
Interessi attivi banche	*30,0*	*30,2*	*-0,2*	*-0,7%*
Interessi passivi banche	*-20,0*	*-16,9*	*-3,1*	*+18,3%*
Margine d'interesse	**502,9**	**464,8**	**38,1**	**+8,2%**

Il significativo incremento del margine d'interesse al 31 dicembre 2005 rispetto al 31 dicembre 2004 (+8,2%) è essenzialmente dovuto alla crescita degli interessi attivi da clientela; infatti, le giacenze medie degli impieghi hanno consentito un incremento di tali interessi pari a circa il 7,0% rispetto al dato del 2004.

Le giacenze medie e i tassi d'interesse

(Dati aggregati delle società bancarie del Gruppo)	31 dicembre 2005		31 dicembre 2004 pro-forma		Variazione 2005 - 2004 pro-forma	
	Giacenze medie (in €/mil)	Tassi medi annualizzati (%)	Giacenze medie (in €/mil)	Tassi medi annualizzati (%)	Giacenze medie (%)	Differenza tassi (punti %)
Attività fruttifere						
Impieghi clientela	*12.969*	*4,67%*	*11.880*	*4,78%*	*+9,2%*	*-0,11*
Portafoglio titoli	*2.390*	*2,30%*	*2.394*	*2,29%*	*-0,2%*	*+0,01*
Interbancario attivo	*1.891*	*2,25%*	*1.973*	*2,00%*	*-4,2%*	*+0,25*
Totale attività fruttifere	**17.250**	**4,07%**	**16.247**	**4,08%**	**+6,2%**	***-0,01***
Passività onerose						
Raccolta diretta	*14.894*	*1,35%*	*14.077*	*1,38%*	*+5,8%*	*-0,03*
Interbancario passivo	*1.441*	*2,25%*	*1.367*	*1,89%*	*+5,4%*	*+0,36*
Totale passività onerose	**16.335**	**1,43%**	**15.444**	**1,42%**	**+5,8%**	***+0,01***

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento del 6,2% rispetto all'esercizio precedente, con una crescita che è stata determinata dall'incremento del 9,2% degli impieghi a clientela nel corso dell'esercizio.
Il passivo oneroso ha evidenziato un incremento del 5,8% in termini di saldi medi, favorito dalla crescita della raccolta diretta (+5,8%).
Lo spread medio complessivo è stato pari al 2,64%, sostanzialmente allineato con quello registrato nell'esercizio 2004.

Il margine d'intermediazione lordo

(Importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Margine d'interesse	502,9	**464,8**	**38,1**	**+8,2%**
Commissioni nette e recuperi su depositi e conti cred. ri	327,5	329,0	-1,5	-0,5%
Dividendi e utili (perdite) delle partecipazioni	71,8	59,0	12,8	+21,7%
Dividendi e proventi simili	*10,4*	*9,1*	*1,3*	*+14,3%*
Utili (perdite) delle partecipazioni	*61,4*	*49,9*	*11,5*	*+23,0%*
Risultato delle attività e passività finanziarie	42,8	46,4	-3,6	-7,8%
Risultato netto della gestione assicurativa	4,6	16,9	-12,3	-72,8%
Margine d'intermediazione lordo	949,6	**916,1**	**33,5**	**+3,7%**

Rispetto all'esercizio precedente, il margine d'intermediazione lordo evidenzia un aumento di 33,5 milioni di euro (+3,7%), sostanzialmente legato alla crescita del margine d'interesse precedentemente descritta. Per quanto riguarda le altre voci - salvo quanto riportato a commento della tabella che segue con riferimento alle commissioni nette - si registra un decremento dei proventi gestionali assicurativi, da ascrivere esclusivamente all'applicazione, a partire dall'1/1/2005, della *fair value option* e delle connesse nuove regole di contabilizzazione e classificazione, che hanno fatto confluire negli interessi attivi e nel risultato delle attività finanziarie parte dei suddetti proventi (complessivamente circa 17,0 milioni di euro).

Le commissioni nette e recuperi su depositi e c/c

(Importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Commissioni nette e recuperi su depositi a risparmio su conti creditori	327,5	**329,0**	**-1,5**	**-0,5%**
A. Commissioni nette	264,5	**268,0**	**-3,5**	**-1,3%**
a) garanzie rilasciate	*6,0*	*6,0*	*0,0*	*0,0%*
b) derivati su crediti	*0,0*	*0,0*	*0,0*	*n.s.*
c) servizi di gestione, intermediazione e consulenza	*103,0*	*98,5*	*4,5*	*4,6%*
d) servizi di incasso e pagamento	*58,0*	*58,0*	*0,0*	*0,0%*
e) servizi di servicing per operazioni di cartolarizzazione	*5,0*	*7,3*	*-2,3*	*-31,5%*
f) servizi per operazioni di factoring	*0,0*	*0,0*	*0,0*	*n.s.*
g) servizi di esattorie e ricevitorie	*32,0*	*34,6*	*-2,6*	*-7,5%*
h) altri servizi	*60,5*	*63,6*	*-3,1*	*-4,9%*
B. Recuperi su conti correnti e depositi a risparmio e conti creditori	63,0	61,0	2,0	3,3%

La leggera flessione delle "commissioni nette" dipende principalmente dall'applicazione dello IAS 39 (criterio del costo ammortizzato) che diluisce gli effetti reddituali delle commissioni relative ai finanziamenti a medio e lungo termine lungo la durata dei finanziamenti stessi, mediante l'applicazione del metodo dell'interesse effettivo; in proposito si precisa inoltre che il suddetto aggregato non tiene conto dell'aumento di circa 6,7 milioni di euro registrato nei recuperi spese classificati tra gli "Altri proventi di gestione netti".


Composizione delle commissioni attive
150
125
100
75
50
25
0
2004
2005
Garanzie rilasciate
Servizi di gestione, intermediazione e consulenza
Servizi di incasso e pagamento
I servizio di esattorie e ricevitorie
Altri servizi
Commissioni di servicing su operazioni di cartolarizzazione

Il margine d'intermediazione netto

importi in milioni di euro	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Margine d'intermediazione lordo	**949,6**	**916,1**	**33,5**	**+3,7%**
Rettifiche/riprese di valore nette per deterioramento di:	-56,4	-62,2	5,8	-9,3%
Crediti	*-53,5*	*-59,9*	*6,4*	*-10,7%*
Attività finanziarie disponibili per la vendita	*-1,5*	*-2,3*	*0,8*	*-34,8%*
Altre operazioni finanziarie	*-1,4*	*0,0*	*-1,4*	*+100,0%*
Margine d'intermediazione netto	**893,2**	**853,9**	**39,3**	**+4,6%**

Il margine d'intermediazione netto trova un ulteriore fattore di crescita, rispetto a quanto descritto nei paragrafi precedenti, nella minore incidenza del costo del rischio di credito registrato nel 2005 rispetto al precedente esercizio (pari a circa 5,8 milioni di euro), conseguenza del buon livello della qualità dell'attivo, grazie a criteri di selettività nell'erogazione del credito e a politiche di accantonamento rigorose.

Il risultato operativo netto

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Margine d'intermediazione netto	893,2	853,9	39,3	+4,6%
Spese di funzionamento:	-625,9	-612,7	-13,2	+2,2%
Spese amministrative:	*-616,1*	*-591,3*	*-24,8*	*+4,2 %*
- Spese per il personale	*-389,4*	*-375,3*	*-14,1*	*+3,8%*
- Altre spese amministrative	*-226,7*	*-216,0*	*-10,7*	*+5,0%*
Rettifiche di valore nette su attività materiali e immateriali	*-54,6*	*-59,5*	*4,9*	*-8,2%*
Altri proventi di gestione netti (recuperi spese)	*44,8*	*38,1*	*6,7*	*+17,6%*
Risultato operativo netto	267,3	241,2	26,1	+10,8%

Il risultato operativo netto risulta in crescita del 10,8% rispetto al 31 dicembre 2004. Tale andamento è stato determinato, oltre che dalla dinamica del Margine d'intermediazione netto precedentemente descritta, dalle minori rettifiche di valore su attività materiali e immateriali nonché dall'andamento degli altri proventi di gestione netti, in presenza di un contenuto incremento delle spese di funzionamento, pari a circa 13,2 milioni di euro (+2,2%), a sua volta generato:

- dall'aumento del costo del personale (+3,8%) per effetto del rinnovo del CCNL e della rilevazione dei contributi al Fondo Integrativo Pensioni a prestazione definita della Capogruppo (precedentemente contabilizzati tra gli "accantonamenti per rischi e oneri" a seguito della sospensione dei versamenti derivante dalla sottoscrizione del relativo accordo sindacale;
- dalla crescita delle imposte indirette, per effetto delle modifiche apportate alle tariffe dell'imposta di bollo con la finanziaria 2005 (+26,6%);
- delle maggiori spese correnti (+0,8%), come dettagliate nella tabella che segue.

Le spese correnti

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Costi delle tecnologie e outsourcing	43,7	42,7	1,0	+2,3%
Gestione immobili ed impianti	24,3	24,3	0,0	+0,0%
Spese generali	78,9	76,9	2,0	+2,6%
Costi professionali ed assicurativi	22,8	22,2	0,6	+2,7%
Marketing e pubblicità	13,2	15,3	-2,1	-13,7%
Totale spese correnti	182,9	181,4	1,5	+0,8%

La crescita delle spese correnti dello 0,8% è dovuta principalmente ai costi per la migrazione degli archivi informatici di CR La Spezia e per l'adeguamento dei sistemi alle nuove prescrizioni (progetto IAS e progetto Basilea 2), oltre che all' incremento delle spese generali che comunque risulta più che compensato dalla diminuzione di quelle di marketing.

L'utile dell'attività corrente

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Risultato operativo netto	267,3	241,2	26,1	+10,8%
Accantonamenti netti ai fondi per rischi ed oneri	-17,3	-9,3	-8,0	+86,0%
Altri costi e ricavi dell'operatività corrente	20,5	12,4	8,1	+65,3%
Risultato netto della valutazione al fair value delle attività materiali ed immateriali	1,2	3,5	-2,3	-65,7%
Utili (perdite) da cessione di investimenti	2,7	1,0	1,7	+170,0%
Altri proventi e oneri dell'attività corrente	16,6	7,9	8,7	+110,1%
Utile dell'operatività corrente al lordo delle imposte	270,5	244,3	26,2	+10,7%

Nonostante i maggiori accantonamenti netti ai fondi per rischi ed oneri rilevati nell'esercizio 2005 rispetto al precedente, determinati dagli stanziamenti effettuati per la copertura di revocatorie ed altre cause legali, l'utile dell'operatività corrente ha registrato un incremento di circa il 10,7% su base annua anche per effetto della crescita degli "altri proventi e oneri" che includono, fra le altre voci, anche costi e ricavi delle società strumentali.

L'utile netto

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004 pro-forma	Variazione 2005 - 2004 assoluta	%
Utile dell'operatività corrente al lordo delle imposte	270,5	244,3	26,2	+10,7%
Imposte sul reddito	-95,6	-79,6	-16,0	+20,1%
Utile di pertinenza di terzi	-25,9	-22,0	-3,9	+17,7%
Utile netto	149,0	142,7	6,3	+4,4%

Le maggiori imposte rilevate nell'esercizio 2005 rispetto al 2004 in conseguenza della crescita dell'utile dell'operatività corrente al lordo delle imposte e l'aumento degli utili di pertinenza di terzi registrati a fine esercizio per effetto della maggiore redditività delle società incluse nel perimetro del Gruppo (per un dettaglio degli andamenti delle società partecipate, si veda il paragrafo "Le interessenze partecipative"), contribuiscono a determinare un incremento dell'utile netto di circa 6,3 milioni di euro (+4,4% rispetto al precedente esercizio); tale incremento, in base alle stime effettuate ipotizzando di retrodatare al 1 gennaio 2004 l'applicazione di tutti i principi IAS/IFRS, sarebbe risultato pari a circa 19 milioni di euro (+14,6%).
Per completezza di informazione si ricorda che l'utile netto dell'esercizio 2004, computato in conformità ai principi "Italian Gaap", si era cifrato in 102,3 milioni di euro; la differenza di 40,4 milioni di euro rispetto all'utile di 142,7 milioni di euro, calcolato secondo la metodologia IAS/IFRS senza peraltro applicare i principi IAS 32 e 39 ed IFRS 2 e 4, è dovuta pressochè interamente allo storno dell'ammortamento delle differenze positive di consolidamento, pari a 39,5 milioni di euro al 31 dicembre 2004.

Il ROE ed i ratios

Il ROE annualizzato del Gruppo, calcolato rapportando l'utile dell'anno 2005 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2004 - 31 dicembre 2005 ed escludendo l'utile in formazione, risulta pari al 12,7% (12,9% al 31 dicembre 2004); in proposito si precisa che nel suddetto periodo il patrimonio netto contabile è aumentato di circa 135,6 milioni di euro (+11,4%).



Utile netto e ROE
14%
12%
10%
160
150
140
130
120
110
100
2004
2005
Utile netto
ROE



Patrimonio netto e ROE
14%
12%
10%
1.400
1.300
1.200
1.100
1.000
2004
2005
Patrimonio netto
ROE

Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 31 dicembre 2005 si rileva:

- un decremento del cost/income, calcolato rapportando le spese di funzionamento al margine di intermediazione lordo, che passa dal 66,9% al 65,9%;
- la variazione dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passata dall'1,79% all'1,76% e dal 2,81% al 2,78%.


67,5%
67,0%
66,5%
66,0%
65,5%
65,0%
960
940
920
900
880
2004
2005
Margine intermediazione
Cost / Income

4. Le grandezze patrimoniali e la struttura

I positivi risultati economici conseguiti dal Gruppo nell'esercizio 2005 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate.

Le attività gestite per conto della clientela

La raccolta

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004	
			assoluta	%
Raccolta diretta	15.521,2	14.594,9	926,3	+6,3%
Raccolta indiretta	20.131,7	18.975,7	1.156,0	+6,1%
Raccolta totale	**35.652,9**	**33.570,6**	**2.082,3**	**+6,2%**

Rispetto al 31 dicembre 2004 la raccolta totale, rappresentata dalle attività finanziarie della clientela, presenta una crescita (+6,2%), per effetto dell'incremento della raccolta diretta (+6,3%) e di quella indiretta (+6,1%).

La raccolta diretta

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004	
			assoluta	%
Passività finanziarie al costo ammortizzato	15.501,8	14.552,6	949,2	+6,5%
- Raccolta a vista	*9.243,5*	*8.736,6*	*506,9*	*+5,8%*
- Obbligazioni (comprese subordinate)	*5.248,3*	*4.732,0*	*516,3*	*+10,9%*
- Pronti contro termine	*894,0*	*1.002,4*	*-108,4*	*-10,8%*
- Altre passività al costo ammortizzato	*116,0*	*81,6*	*34,4*	*+42,2%*
Passività finanziarie di negoziazione	19,4	42,3	-22,9	-54,1%
Raccolta diretta	**15.521,2**	**14.594,9**	**926,3**	**+6,3%**

L'aggregato in esame evidenzia nell'esercizio 2005 una crescita pari al 6,3% rispetto all'esercizio precedente; l'aumento è stato determinato dalla forte crescita della raccolta obbligazionaria e di quella a vista.

La raccolta indiretta

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004	
			assoluta	%
Raccolta amministrata	9.573,9	9.025,7	548,2	+6,1%
Raccolta gestita	10.557,8	9.950,0	607,8	+6,1%
Gestioni patrimoniali (GPM - GPS - GPF)	*3.039,6*	*2.632,8*	*406,8*	*+15,5%*
Fondi	*4.780,7*	*4.744,3*	*36,4*	*+0,8%*
Assicurazioni	*2.737,5*	*2.572,9*	*164,6*	*+6,4%*
Raccolta indiretta	**20.131,7**	**18.975,7**	**1.156,0**	**+6,1%**

La raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, cresce di circa il 6,1% in seguito all'incremento di entrambi i comparti della amministrata e della gestita; all'interno di quest'ultima categoria, particolarmente rilevante risulta l'incremento delle gestioni patrimoniali, che hanno registrato maggiori volumi collocati a fine esercizio rispetto al precedente per un importo pari a circa 407 milioni di euro (+15,5%). Le riserve tecniche hanno registrato una crescita del 6,4% rispetto al precedente esercizio, confermando l'interesse della clientela per tali forme di investimento, che si è indirizzato sia verso le polizze tradizionali, sia sulle index e unit linked.

I crediti e la clientela

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Conti correnti e finanziamenti	6.475,0	6.308,9	166,1	+2,6%
Mutui	6.039,0	5.353,6	685,4	+12,8%
Sofferenze	147,0	137,6	9,4	+6,8%
Altri impieghi	485,7	449,5	36,2	+8,1%
Impieghi a clientela	**13.146,7**	**12.249,6**	**897,1**	**+7,3%**

I crediti a clientela, comprensivi dei titoli di debito e delle sofferenze, hanno raggiunto a fine 2005 13.146,7 milioni di euro, registrando una crescita del 7,3% da inizio anno; escludendo le sofferenze, i suddetti crediti si sono attestati a 12.999,7 milioni di euro, in crescita del 7,3% da fine 2004. Tale incremento ha risentito sia della crescita dei finanziamenti a breve termine (+2,6%) sia di quella dei finanziamenti a medio/lungo termine (+12,8%).

Composizione impieghi al 31 dicembre 2005


1%
4%
46%
49%
Sofferenze
Altri impieghi
Conti correnti e finanziamenti
Mutui

La qualità del portafoglio crediti

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	Variazione 2005 - 2004 %
Sofferenze lorde	313,0	320,1	-7,1	-2,2%
Dubbi esiti	-166,0	-182,5	16,5	-9,0%
Sofferenze nette	**147,0**	**137,6**	**9,4**	**+6,8%**
Grado di copertura sofferenze	**53,0%**	**57,0%**		**-4,0%**
Incagli e ristrutturati lordi	244,0	260,4	-16,4	-6,3%
Dubbi esiti	-38,0	-41,5	3,5	-8,4%
Incagli e ristrutturati netti	**206,0**	**218,9**	**-12,9**	**-5,9%**
Grado di copertura incagli e ristrutturati	**15,6%**	**15,9%**		**-0,4%**
Scaduti/sconfinati da oltre 180 giorni lordi	87,0	0,0	87,0	+100,0%
Dubbi esiti	-5,0	0,0	-5,0	+100,0%
Scaduti/sconfinati da oltre 180 giorni netti	**82,0**	**0,0**	**82,0**	**+100,0%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**5,7%**	**0,0%**		**+5,7%**
Crediti deteriorati lordi	644,0	580,5	63,5	+10,9%
Dubbi esiti	-209,0	-224,0	15,0	-6,7%
Crediti deteriorati netti	**435,0**	**356,5**	**78,5**	**+22,0%**
Grado di copertura crediti deteriorati	**32,5%**	**38,6%**		**-6,1%**

Il Gruppo ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative estese a tutte le banche del Gruppo. Conseguentemente, il grado di copertura sia delle sofferenze che degli altri crediti dubbi si mantiene su livelli che manifestano la prudenzialità della politica di valutazione del credito applicata dal Gruppo.
Il grado complessivo di copertura dei crediti deteriorati è pari al 32,5% di 6,1 punti percentuali inferiore rispetto allo scorso esercizio per effetto dei minori dubbi esiti rilevati su sofferenze e incagliate, mentre l'incidenza delle partite a rischio nette sugli impieghi netti è passata al 3,31% dal 2,85% del precedente esercizio, principalmente per effetto dell'inclusione per la prima volta al 31 dicembre 2005 dei finanziamenti scaduti/sconfinati da 180 giorni all'interno dei crediti deteriorati.

L'attività sui mercati finanziari e l'operatività in azioni proprie

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004	
			assoluta	%
Interbancario				
- attivo	1.532,3	1.548,9	-16,6	-1,1%
- passivo	-873,3	-982,5	109,2	-11,1%
Totale interbancario netto	**659,0**	**566,4**	**92,6**	**+16,3%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	621,2	755,3	-134,1	-17,8%
- valutate al fair value	1.563,4	1.412,7	150,7	+10,7%
- disponibili per la vendita	2.994,7	2.708,6	286,1	+10,6%
Totale attività finanziarie in portafoglio negoziabili	**5.179,3**	**4.876,6**	**302,7**	**+6,2%**
Derivati				
- di copertura (valori nozionali)	2.448,0	1.865,8	582,2	+31,2%
- di negoziazione (valori nozionali)	10.984,0	10.440,2	543,8	+5,2%
Totale derivati	**13.432,0**	**12.306,0**	**1.126,0**	**+9,2%**

La posizione netta sull'interbancario si mantiene sostanzialmente invariata su base creditoria.
Le attività finanziarie in portafoglio segnano un incremento di circa il 6,2%; in particolare, i titoli "disponibili per la vendita" sono cresciuti del 10,6% (pari a 286,1 milioni di euro).
I contratti derivati in essere a fine esercizio, stipulati sostanzialmente con finalità di negoziazione pareggiata, ammontavano a oltre 13 miliardi di euro.
È proseguita l'attività di acquisto e vendita di azioni proprie, sulla base del mandato e nel rispetto dei vincoli fissati dalla normativa, peraltro per volumi non significativi. Al 31 dicembre 2005 non risultano in portafoglio azioni proprie.

Le interessenze partecipative

La voce di bilancio, che riflette le partecipazioni "rilevanti", cioè in società nelle quali il Gruppo esercita un' influenza notevole o quelle in società a controllo congiunto consolidate a patrimonio netto, al 31 dicembre 2005 ammontava a 435,1 milioni di euro.
La voce ha registrato un incremento netto rispetto al 31 dicembre di 61,2 milioni di euro dovuto alla variazione della valutazione delle partecipazioni alla quota di patrimonio netto a fine esercizio, quale conseguenza dell'accantonamento a riserve degli utili dell'esercizio 2004.
Si segnala che con il passaggio ai principi IAS/IFRS altri investimenti partecipativi del Gruppo sono ora inclusi tra le "Attività finanziarie disponibili per la vendita" che comprendono anche altri titoli di capitale.
Di seguito si riportano i dati e le informazioni riguardanti l'andamento economico-patrimoniale delle principali società partecipate nel corso dell'esercizio 2005; in proposito si precisa che tali dati, sono relativi al bilancio predisposto ai sensi del D.Lgs. 87/1992, salvo quelli di Findomestic Gruppo, redatti secondo la normativa IAS/IFRS.

SOCIETÀ CONTROLLATE

Cassa di Risparmio di Pistoia S.p.A.

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
Conto Economico riclassificato			
Margine d'interesse	**64,5**	**61,2**	**+5,4%**
Commissioni nette ed altri proventi di gestione netti	49,5	45,5	+8,8%
Profitti da operazioni finanziarie e dividendi su azioni	0,1	1,2	-92,5%
Dividendi su partecipazioni	3,4	3,0	+13,3%
Margine d'intermediazione	**117,5**	**110,9**	**+5,9%**
Spese amministrative	-80,1	-76,2	+5,1%
- spese per il personale	-46,2	-45,4	+1,8%
- Altre spese amministrative	-33,9	-30,8	+10,1%
Ammortamenti immobilizzazioni materiali ed immateriali	-5,1	-5,4	-5,6%
Risultato di gestione	**32,3**	**29,3**	**+10,2%**
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-3,7	-3,1	+19,4%
Utile delle attività ordinarie	**28,6**	**26,2**	**+9,1%**
Proventi straordinari netti	3,5	0,5	n.s.
Utile ante imposte	**32,1**	**26,7**	**+20,2%**
Imposte sul reddito	-13,6	-11,2	+21,4%
Utile netto	**18,5**	**15,5**	**+19,5%**

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
Stato Patrimoniale riclassificato - ATTIVO			
Cassa e disponibilità presso banche centrali ed uffici postali	19,0	18,1	+5,0%
Crediti	1.927,5	1.764,2	+9,3%
- crediti verso banche	93,4	64,1	+45,7%
- crediti verso clientela	1.834,1	1.700,1	+7,9%
Titoli non immobilizzati	293,6	371,8	-21,0%
Immobilizzazioni	123,5	106,4	+16,1%
- titoli immobilizzati	12,0	11,9	
- partecipazioni	44,8	51,5	-13,0%
- immobilizzazioni immateriali	4,2	4,8	-12,5%
- immobilizzazioni materiali	62,5	38,2	+63,6%
Altre voci dell'attivo	72,1	84,9	-15,1%
Totale attivo	2.435,7	2.345,4	+3,9%
Stato Patrimoniale riclassificato - PASSIVO			
Debiti	2.000,7	1.933,1	+3,5%
- debiti verso banche	116,8	20,0	+484,0%
- debiti verso clientela	1.184,9	1.268,8	-6,6%
- debiti rappresentati da titoli	699,0	644,2	+8,5%
Fondi	85,5	77,2	+10,8%
- fondo imposte e tasse	16,6	12,9	+28,7%
- fondo trattamento fine rapporto	21,8	21,0	+3,8%
- fondi rischi ed oneri diversi	6,2	6,3	-1,6%
- fondi di quiescenza	33,9	31,8	+6,6%
- fondi rischi su crediti	7,0	5,1	37,3%
Altre voci del passivo	95,3	113,2	-15,8%
Passività subordinate	0,0	0,0	+0,0%
Patrimonio netto (*)	254,2	221,9	+14,6%
Totale passivo	2.435,7	2.345,4	+3,8%

(*) La voce comprende l'Utile d'esercizio ed il Fondo per rischi bancari generali.

Nonostante la non facile situazione economica in cui versa la zona di competenza, il 2005 ha superato ampiamente le aspettative e chiudendosi con un risultato netto di 18,5 Mln/€ ha registrato una crescita del 19,5% rispetto ai 15.5 Mln/€ dello scorso anno. A differenza dello scorso anno, tutte le variabili reddituali sono aumentate: il margine di interesse cresce infatti del 5,4%, il margine di intermediazione del 5,9%, l'utile delle attività ordinarie si incrementa addirittura del 9,1%, sino a giungere al risultato netto finale che, anche grazie all'incidenza di poste straordinarie significative, si incrementa del 19,3%.

La lieve flessione della raccolta diretta, che passando dai 1.912 Mln/€ dello scorso anno agli attuali 1.883 Mln/€ registra una riduzione dell'1,51%, è stata ampiamente compensata dalla crescita della raccolta indiretta. Grazie all'ottima performance dei prodotti assicurativi e previdenziali unitamente alla positiva performance dei fondi, specialmente in GPF, la raccolta cresce infatti dell'8,98% e fa sì che la raccolta totale passi dai 3.978 Mln/€ dello scorso anno ai 4.135 Mln/€ del 2005 con una variazione positiva del 3,94%.

I finanziamenti si incrementano di 129,89 Mln/€, passano dai 1.725 Mln/€ dello scorso esercizio agli attuali 1.855 Mln/€ e crescono del 7,53%. A differenza di quanto avvenuto lo scorso anno, riprendono a crescere anche gli impieghi a breve che aumentano del 4,68%.

L'ampliamento delle tipologie dei finanziamenti offerti, sia sotto il profilo dei tassi sia in termini di durata ha rappresentato il principale fattore di incremento degli impieghi a medio e lungo termine: questi infatti crescono globalmente del 9,16% con un picco del 31,04% per i conti correnti attivi e dell'8,21% per i mutui ordinari. Continua invece la riduzione degli affidamenti concessi ai c.d. "Grandi Prenditori", che vede ridursi dal 14,93% al 13,98% il peso dei primi 50 clienti sull'intero portafoglio clienti e viene così confermata la vocazione della Cassa al sostegno delle piccole e medie imprese
Sotto il profilo della ripartizione territoriale, gli impieghi continuano ad essere prevalenti sul territorio di marchio, anche se l'espansione nel bolognese, in cui sono stati aperti due ulteriori nuovi sportelli, e in Lucchesia , comincia a produrre risultati importanti.
Continua a migliorare la qualità del credito che vede ridursi dall'1,763% a all'1,58% il rapporto fra sofferenze e crediti vivi e dal 2,19% all'1,75% quello fra incagli e crediti in bonis.
In miglioramento l'efficienza dell'intera struttura: il rapporto Cost/income presenta un buon miglioramento rispetto al 71,57% dello scorso anno e posizionandosi al 69,59% si porta al di sotto della soglia di attenzione individuata dal Fondo Interbancario per Tutela dei Depositi nel 70%. Cresce infine e in modo significativo anche la produttività dei dipendenti che passa dai 9,15 Mln/€ pro capite a 10,47 con un incremento del 14,52%. Varia in modo nettamente positivo anche il ROE che passa dal 7,32% dell'esercizio precedente all'attuale 8,55%.
Nel corso del 2005 l'organico della Cassa si è poi ridotto di 10 unità passando dai 702 del 2004 agli attuali 692. Di questi 523 sono impiegati sulla rete e 169 negli uffici. Il personale a ruolo in distacco presso altre aziende del Gruppo è complessivamente di 85 unità, mentre risultano in distacco presso di noi n. 7 dipendenti provenienti dalla Capogruppo. È continuato il potenziamento delle strutture periferiche rispetto agli uffici centrali; la quota di personale destinata a questi ultimi, scende infatti ulteriormente e si posiziona, al netto dei distacchi, al 15,50% contro il 19,16% del 2004.
Anche nel 2005 è continuata l'azione di razionalizzazione del patrimonio immobiliare della banca: si sono perfezionate infatti le vendite degli immobili non strategici decise nel 2004, si è proceduto alla vendita di una parte degli immobili del Centro Servizi di Sant'Agostino trasferendo nei locali della Direzione Centrale di Via Roma, opportunamente ristrutturati e attrezzati, l'intera Direzione Generale.
Nel corso dell'anno sono poi state aperte 3 nuove filiali, due nel Bolognese, Zola Pedrosa e Anzola nell'Emilia, e una in provincia di Pistoia, a Pescia presso l'Ospedale Pacini.

Cassa di Risparmio di Orvieto S.p.A.

Importi in milioni di euro	31 dicembre 2005	31 dicembre 2004	Variazione %
Conto Economico riclassificato			
Margine d'interesse	19,8	17,9	+10,6%
Commissioni nette ed altri proventi di gestione netti	9,6	8,9	+7,9%
Profitti da operazioni finanziarie e dividendi su azioni	0,1	0,1	+0,0%
Dividendi su partecipazioni	0,1	0,1	+0,0%
Margine d'intermediazione	29,6	27,0	+9,6%
Spese amministrative	-20,3	-18,7	+8,6%
- spese per il personale	*-10,5*	*-9,9*	*+6,1%*
- altre spese amministrative	*-9,8*	*-8,8*	*+11,4%*
Ammortamenti immobilizzazioni materiali ed immateriali	-1,7	-1,5	13,3%
Risultato di gestione	7,6	6,8	+11,8%
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-2,0	-1,2	+66,7%
Utile delle attività ordinarie	5,6	5,6	+0,0%
Proventi straordinari netti	0,8	0,0	n.s.
Utile ante imposte	6,4	5,6	+14,3%
Imposte sul reddito	-3,1	-2,6	+19,2%
Utile netto	3,3	3,0	+7,9%

Importi in milioni di euro	31 dicembre 2005	31 dicembre 2004	Variazione %
Stato Patrimoniale riclassificato - ATTIVO			
Cassa e disponibilità presso banche centrali ed uffici postali	9,3	8,5	+9,4%
Crediti	521,3	453,7	+14,9%
- crediti verso banche	67,4	59,1	+14,0%
- crediti verso clientela	453,9	394,6	+15,0%
Titoli non immobilizzati	10,2	22,6	-54,9%
Immobilizzazioni	16,7	11,8	+41,5%
partecipazioni	4,4	4,4	+0,0%
- immobilizzazioni immateriali	1,8	1,2	+50,0%
- immobilizzazioni materiali	10,5	6,2	+69,4%
Altre voci dell'attivo	16,1	25,6	-37,1%
Totale attivo	573,6	522,2	+9,8%
Stato Patrimoniale riclassificato - PASSIVO			
Debiti	479,8	448,8	+6,9%
- debiti verso banche	6,2	1,1	+463,6%
- debiti verso clientela	338,8	327,9	+3,3%
- debiti rappresentati da titoli	134,8	119,7	+12,6%
Fondi	11,9	12,3	-3,3%
- fondo imposte e tasse	1,3	2,6	-50,0%
- fondo trattamento fine rapporto	1,2	1,2	+0,0%
- fondi rischi ed oneri diversi	1,9	1,2	+58,3%
- fondi di quiescenza	4,9	4,6	+6,5%
- fondi rischi su crediti	2,6	2,6	0,0%
Altre voci del passivo	18,8	19,7	-4,6%
Passività subordinate	17,0	0,0	n.s.
Patrimonio netto (*)	46,1	41,4	+11,4%
Totale passivo	573,6	522,2	+9,8%

(*) La voce comprende l'Utile d'esercizio ed il Fondo per rischi bancari generali.

Nel 2005, nonostante il perdurare di un andamento non favorevole del mercato e di una forte pressione della concorrenza, in particolare nelle piazze storiche, la raccolta complessiva da clientela della banca ha fatto registrare un incremento del 6,4% rispetto all'esercizio precedente.
Continua la forte crescita degli impieghi (+15 % rispetto all'esercizio precedente) e continua, in linea peraltro con il Sistema, la crescita più che proporzionale dei mutui.
L'esercizio 2005 si è chiuso con un utile netto di 3,3 milioni di euro (contro 3,0 milioni di euro del 2004), con un incremento del 7,9%, pur in presenza di notevoli investimenti per la ristrutturazione della rete distributiva che ha visto aperture e trasferimenti di sportelli.
Il margine d'interesse, pari a 19,8 milioni di euro, mostra un incremento del 10,6% pari a 1,9 milioni di euro. Tale incremento è dovuto principalmente all'aumento degli interessi attivi da clientela (+14%) conseguenti allo sviluppo degli impieghi economici che prosegue ormai da diversi anni.
Il Margine di intermediazione risulta incrementato, rispetto all'esercizio precedente, di 2,6 milioni di euro (+9,6%) per effetto della crescita delle commissioni e degli altri proventi.
L'aumento delle spese amministrative (+8,6%) è dovuto principalmente al rinnovo del CCNL, all'assunzione di nuovo personale e all'aumento delle imposte indirette.
Tra i proventi straordinari netti figurano le plusvalenze da cessione di titoli immobilizzati e della cessione alla Capogruppo della filiale di Spoleto, rispettivamente di 0,8 e 0,1 milioni di euro.

Cassa di Risparmio di Civitavecchia S.p.A.

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
Conto Economico riclassificato			
Margine d'interesse	27,6	25,9	+6,6%
Commissioni nette ed altri proventi di gestione netti	13,2	12,0	+10,0%
Profitti da operazioni finanziarie e dividendi su azioni	0,2	0,2	+0,0%
Dividendi su partecipazioni	0,1	0,1	+0,0%
Margine d'intermediazione	41,1	38,2	+7,6%
Spese amministrative	-23,4	-21,9	+6,8%
- spese per il personale	*-11,5*	*-11,4*	*+0,9%*
- altre spese amministrative	*-11,9*	*-10,5*	*+13,3%*
Ammortamenti immobilizzazioni materiali ed immateriali	-2,2	-2,1	4,8%
Risultato di gestione	15,5	14,2	+9,2%
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-5,2	-3,0	+72,7%
Utile delle attività ordinarie	10,3	11,2	-7,9%
Proventi straordinari netti	0,0	0,1	-80,0%
Utile ante imposte	10,3	11,3	-8,5%
Imposte sul reddito	-4,5	-5,1	-11,8%
Utile netto	5,8	6,2	-6,2%

importi in milioni di euro	31 dicembre 2005	31 dicembre 2004	variazione %
Stato Patrimoniale riclassificato - ATTIVO			
Cassa e disponibilità presso banche centrali ed uffici postali	10,6	8,3	+27,7%
Crediti	687,2	639,4	+7,5%
- crediti verso banche	156,5	131,4	+19,1%
- crediti verso clientela	530,7	508,0	+4,5%
Titoli non immobilizzati	4,3	36,4	-88,2%
Immobilizzazioni	48,1	15,8	+204,2%
- titoli immobilizzati	33,1		
- partecipazioni	0,7	1,2	-42,1%
- immobilizzazioni immateriali	1,3	1,0	+30,0%
- immobilizzazioni materiali	13,0	13,6	-4,4%
Altre voci dell'attivo	24,7	30,1	-17,9%
Totale attivo	774,9	730,0	+6,1%
Stato Patrimoniale riclassificato - PASSIVO			
Debiti	646,1	598,6	+7,9%
- debiti verso banche	9,8	0,7	n.s.
- debiti verso clientela	476,4	460,7	+3,4%
- debiti rappresentati da titoli	159,9	137,1	+16,6%
Fondi	17,1	23,1	-26,0%
- fondo imposte e tasse	1,9	5,5	-65,5%
- fondo trattamento fine rapporto	2,5	2,6	-3,8%
- fondi rischi ed oneri diversi	1,4	3,8	-63,2%
- fondi di quiescenza	9,4	9,2	+2,2%
- fondi rischi su crediti	1,9	1,9	0,0%
Altre voci del passivo	38,0	39,8	-4,5%
Passività subordinate	0,0	0,0	n.d.
Patrimonio netto (*)	73,7	68,5	+7,6%
Totale passivo	774,9	730,0	+6,2%

(*) La voce comprende l'Utile d'esercizio ed il Fondo per rischi bancari generali .

Nel corso dell'esercizio 2005 gli impieghi a clientela sono aumentati di 22,8 milioni (+ 4,5%), principalmente in seguito al positivo andamento dei mutui (+ 19,5%).
L'intermediazione complessiva del risparmio con la clientela ha raggiunto, alla fine di dicembre 2005, una consistenza pari a 977,92 milioni realizzando un aumento di 48,27 milioni (+ 5,2%) rispetto allo scorso 31 dicembre, ripartito su entrambi i comparti.
Il bilancio 2005 ha chiuso con un utile netto di 5,8 milioni.
Il margine di interesse si è attestato a 27,6 milioni, in crescita del 6,6% rispetto all'esercizio precedente.
Il margine di intermediazione si attesta a 41,1 milioni. Il confronto con l'anno precedente segna un incremento del 7,6% dovuto, oltre che alla crescita del margine d'interesse e delle commissioni attive, all'aumento degli altri proventi di gestione, derivante dai maggiori recuperi da clientela relativi ai bolli applicati sui conti correnti nonché dal recupero dei costi per personale distaccato presso la Capogruppo.
Il risultato di gestione si è attestato a 15,5 milioni con un aumento annuo del 9,2% grazie al contributo del margine di interesse, all'apporto crescente dei proventi da intermediazione e al presidio dei costi operativi.

Alla formazione dei costi operativi totali relativi all'esercizio 2005, concorrono gli oneri relativi al personale per 11,5 milioni e le altre spese amministrative per 11,9 milioni, oltre a 2,2 milioni di rettifiche di valore su immobilizzazioni materiali e immateriali.
Rispetto all'anno precedente, l'aggregato complessivo dei costi della Cassa segna un incremento del 6,8% essenzialmente riconducibile agli investimenti effettuati per l'apertura e trasferimento di alcune filiali su Roma nonché all'aumento delle imposte indirette a seguito delle maggiori tariffe di bollo applicate sui conti correnti.
La presenza di elevate rettifiche di valore nette sui crediti è prevalentemente riconducibile a due esposizioni di ammontare rilevante, per le quali sono stati effettuati adeguati stanziamenti; le suddette rettifiche includono inoltre 0,2 milioni relativi alla categoria "sconfinati persistenti" recentemente introdotta dalla Banca d'Italia.
Un ulteriore accantonamento per 0,58 milioni è stato effettuato ai Fondi rischi su crediti di modo che, considerato un utilizzo di pari importo a copertura di perdite, è stato mantenuto costante il presidio patrimoniale a fronte del rischio di future ed inattese perdite di valore su tutte le tipologie di crediti concessi alla clientela.
Il ROE, calcolato rapportando l'utile netto al patrimonio netto contabile medio degli ultimi due anni ed escludendo l'utile in formazione, risulta pari all'8,5% (9,7% al 31 dicembre 2004); si fa peraltro presente che nell'esercizio 2005 il patrimonio netto è aumentato, tenendo conto dei dividendi distribuiti e della rivalutazione degli immobili (rif. Legge 266/2005), di 5,01 milioni (+7,3%).

Cassa di Risparmio di Mirandola S.p.A.

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
Conto Economico riclassificato			
Margine d'interesse	18,8	18,4	+2,2%
Commissioni nette ed altri proventi di gestione netti	12,3	11,9	+3,3%
Profitti da operazioni finanziarie e dividendi su azioni	0,2	0,2	+0,0%
Dividendi su partecipazioni	0,1	0,1	n.d.
Margine d'intermediazione	31,4	30,6	+2,6%
Spese amministrative	-20,5	-20,3	+1,0%
- spese per il personale	-11,3	-11,6	-2,6%
- altre spese amministrative	-9,2	-8,7	+5,7%
Ammortamenti immobilizzazioni materiali ed immateriali	-1,2	-1,2	0,0%
Risultato di gestione	9,7	9,1	+6,5%
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-3,3	-3,2	+3,1%
Utile delle attività ordinarie	6,4	5,9	+7,7%
Proventi straordinari netti	1,5	1,3	+15,4%
Utile ante imposte	7,9	7,2	+9,6%
Imposte sul reddito	-3,1	-2,7	+14,8%
Utile netto	4,8	4,5	+6,4%

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
Stato Patrimoniale riclassificato - ATTIVO			
Cassa e disponibilità presso banche centrali ed uffici postali	6,2	5,7	+8,8%
Crediti	631,9	584,6	+8,1%
- crediti verso banche	85,0	66,7	+27,4%
- crediti verso clientela	546,9	517,9	+5,6%
Titoli non immobilizzati	0,0	0,0	n.d.
Immobilizzazioni	22,4	24,0	-6,7%
- titoli immobilizzati	3,5	3,6	
- partecipazioni	3,9	4,1	-4,9%
- immobilizzazioni immateriali	0,7	0,4	+75,0%
- immobilizzazioni materiali	14,3	15,9	-10,1%
Altre voci dell'attivo	33,5	23,3	+43,8%
Totale attivo	694,0	637,6	+8,8%
Stato Patrimoniale riclassificato - PASSIVO			
Debiti	587,2	537,5	+9,2%
- debiti verso banche	17,9	30,1	-40,5%
- debiti verso clientela	296,9	265,6	+11,8%
- debiti rappresentati da titoli	272,4	241,7	+12,7%
Fondi	7,8	9,7	-19,6%
- fondo imposte e tasse	1,4	3,0	-53,3%
- fondo trattamento fine rapporto	2,7	2,6	+3,8%
- fondi rischi ed oneri diversi	1,0	1,3	-23,1%
- fondi di quiescenza	2,4	2,4	+0,0%
- fondi rischi su crediti	0,3	0,3	0,0%
Altre voci del passivo	29,1	22,4	+29,9%
Passività subordinate	0,0	0,0	n.d.
Patrimonio netto (*)	69,9	68,0	+2,8%
Totale passivo	694,0	637,6	+8,8%

(*) La voce comprende l'Utile d'esercizio ed il Fondo per rischi bancari generali.

Nel corso dell'esercizio 2005 la banca ha intrapreso efficaci azioni commerciali procedendo contemporaneamente nella ricerca di assetti organizzativi sempre più efficienti.
Nell'esercizio 2005 gli impieghi a clientela sono aumentati di 29 milioni di euro (5,6%); tale incremento deriva dal perdurare del positivo andamento del comparto mutui (+19,5%), agevolato dal mercato e dalla dinamica dei tassi di interesse, mentre le altre forme tecniche di finanziamento non evidenziano variazioni di importo rilevante.
Rispetto all'esercizio precedente, la raccolta complessiva da clientela ha registrato un incremento del 7,1%, ascrivibile alla crescita sia della raccolta diretta (+12,3%) che della raccolta indiretta (+2,0%).
L'esercizio 2005 si è chiuso con un utile netto pari a 4,8 milioni di euro, in aumento del 6,4 % rispetto all'esercizio precedente.
Il miglioramento del margine d'interesse (+ 2,2% rispetto all'esercizio precedente) è prevalentemente legato alla crescita degli 'Interessi attivi clientela' (+5,8%), in linea con l'andamento dei volumi degli impieghi, che ha più che compensato gli andamenti negativi degli altri comparti (titoli e banche).

Il margine d'intermediazione risulta incrementato rispetto al precedente esercizio (+2,6%) grazie all'aumento delle commissioni attive e degli altri proventi di gestione che includono anche i maggiori recuperi dalla clientela dovuti alla crescita delle tariffe di bollo applicate sui conti correnti.
Il risultato di gestione risulta aumentato del 6,5% rispetto all'esercizio precedente grazie ad una contenuta crescita delle spese amministrative (+1%) pur in presenza di un riassetto organizzativo.
Gli "Accantonamenti per rischi ed oneri e rettifiche nette", che evidenziano un aumento del 3,1% rispetto all'anno 2004, includono i prudenziali stanziamenti connessi al deterioramento di una posizione particolarmente rilevante e alla categoria dei crediti 'scaduti/sconfinati da oltre 180 giorni', in base a quanto richiesto dalla Banca d'Italia.
I proventi straordinari netti includono le plusvalenze originate dalla cessione delle interessenze detenute in Aeroporto Marconi S.p.A. e C.S.E. (1 milione di euro) e dalla cessione dell'immobile "Galleria del Popolo" (0,5 milioni di euro).
Il ROE, calcolato rapportando l'utile netto al patrimonio netto contabile medio degli ultimi due esercizi ed escludendo l'utile in formazione, risulta pari al 7,5% rispetto al 7,1% dell'anno 2004, come diretta conseguenza dell'aumento dell'utile di fine periodo, nonostante l'incremento di 1,8 milioni di euro (+2,7%) registrato nelle voci del patrimonio netto successivamente al 1° gennaio 2005.

Cassa di Risparmio della Spezia S.p.A.

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
Conto economico riclassificato			
Margine d'interesse	**46,1**	**44,4**	**+3,8%**
Commissioni nette ed altri proventi di gestione netti	34,8	29,1	+19,6%
Profitti da operazioni finanziarie e dividendi su azioni	1,9	1,9	+0,0%
Dividendi su partecipazioni	0,6	0,1	n.s.
Margine d'intermediazione	**83,4**	**75,5**	**+10,5%**
Spese amministrative	-56,0	-52,8	+6,1%
- spese per il personale	-33,4	-32,6	+2,5%
- altre spese amministrative	-22,6	-20,2	+11,9%
Ammortamenti immobilizzazioni materiali ed immateriali	-2,6	-2,6	0,0%
Risultato di gestione	**24,8**	**20,1**	**+23,4%**
Accantonamenti per rischi ed oneri e rettifiche nette su crediti ed immobilizzazioni finanziarie	-7,7	-7,0	+10,0%
Utile delle attività ordinarie	**17,1**	**13,1**	**+30,5%**
Proventi straordinari netti	1,9	-0,9	n.s.
Utile ante imposte	**19,0**	**12,2**	**+55,7%**
Imposte sul reddito	-8,8	-6,0	+46,7%
Utile netto	10,2	6,2	+64,5%

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione %
Stato Patrimoniale riclassificato - ATTIVO			
Cassa e disponibilità presso banche centrali ed uffici postali	25,3	26,4	-4,2%
Crediti	1.216,2	1.092,1	+11,4
- crediti verso banche	145,8	112,9	+2,0%
- crediti verso clientela	1.070,4	949,2	+12,8%
Titoli non immobilizzati	490,2	574,4	-14,7%
Immobilizzazioni	61,4	37,7	+62,9%
- titoli immobilizzati	0,0	0,4	
- partecipazioni	10,7	10,7	+0,0%
- immobilizzazioni immateriali	0,5	0,4	+25,0%
- *immobilizzazioni materiali*	50,2	26,2	+91,6%
Altre voci dell'attivo	111,5	73,2	+52,3%
Totale attivo	1.904,6	1.803,8	+5,6%
Stato Patrimoniale riclassificato - PASSIVO			
Debiti	1.590,9	1.525,1	+4,3%
- debiti verso banche	30,6	16,8	+82,1%
- debiti verso clientela	1.068,1	1.025,0	+4,2%
- debiti rappresentati da titoli	492,2	483,2	+1,9%
Fondi	34,8	36,6	-4,9%
- fondo imposte e tasse	4,4	8,9	-50,6%
- fondo trattamento fine rapporto	15,7	15,6	+0,6%
- fondi rischi ed oneri diversi	6,4	4,7	+36,2%
- fondi di quiescenza	5,3	5,3	+0,0%
- fondi rischi su crediti	3,0	2,0	50,0%
Altre voci del passivo	91,8	81,9	+12,1%
Passività subordinate	0,0	0,0	+0,0%
Patrimonio netto (*)	187,1	160,2	+16,8%
Totale passivo	1.904,6	1.803,8	+5,6

(*) La voce comprende l'Utile d'esercizio ed il Fondo per rischi bancari generali.

Nel 2005 la Banca ha conseguito gli obiettivi fissati in sede di pianificazione aziendale, nonostante abbia operato in un contesto economico e finanziario non favorevole ed in un clima di persistente incertezza.

In deciso miglioramento sono risultati anche i principali indicatori che misurano i profili di produttività, efficienza e reddito.

Il margine di interesse ha beneficiato principalmente di una sostenuta crescita degli impieghi con clientela (+12,8% su dicembre 2004) e di un aumento della contribuzione unitaria delle poste finanziarie, più reattive al rialzo dei tassi monetari dell'ultimo trimestre dell'anno.

In crescita sull'anno precedente anche la raccolta diretta con clientela (+3,4%) e la raccolta indiretta (+5,5%).

Il margine da servizi ha fatto registrare una crescita rispetto all'esercizio precedente, grazie alla crescita delle commissioni attive – il cui valore finale risulta allineato agli obiettivi sfidanti del budget d'esercizio – all'aumento dei proventi ed al contenimento degli oneri di gestione. Stabile il contributo dell'attività di negoziazione con il mercato e la clientela (P&P da operazioni finanziarie).

Il combinato effetto dei margini precedentemente illustrati spinge il margine di intermediazione a 83,4 milioni, in crescita del 10,5% su dicembre 2004.
Le spese amministrative registrano un aumento del 6,1% sull'anno precedente, principalmente a motivo degli adeguamenti contrattuali del costo del lavoro, del maggior costo dell'informatica e degli oneri sostenuti per la migrazione del sistema informativo sulla Capogruppo.
Il complesso degli accantonamenti e delle rettifiche di valore riflette l'adeguamento delle previsioni di perdita derivanti sia dal radicamento di cause passive che dal deterioramento di posizioni creditorie; incorpora tuttavia accantonamenti per oneri futuri (principalmente incentivi all'esodo) e rafforzamenti patrimoniali (voce 90) che sostanzialmente neutralizzano l'effetto sul conto economico delle consistenti riprese di valore contabilizzate e della plusvalenza realizzata con la cessione alla Cassa di Risparmio di Parma & Piacenza degli sportelli di Lucca e Montecatini.
L'utile delle attività ordinarie si posiziona a 17,1 milioni (+30,5% sull'anno precedente) e l'utile netto a 10,2 milioni (+64,5%) su dicembre 2004.

CR Firenze Gestion Internazionale S.A.
L'anno 2005 per CR FIRENZE Gestion Internationale S.A. Lux si è concluso con risultati patrimoniali ed economici in crescita rispetto alla chiusura del 2004 e precisamente: le masse gestite sono aumentate di circa 1.290 milioni di euro, e l'utile netto è stato pari a 15.835,3 milioni di euro, con un incremento di oltre il 36% rispetto al 2004.
Il 2005 è stato un anno importante anche dal punto di vista prettamente qualitativo, con un aumento dei comparti a maggior contenuto di "asset allocation": la tipologia "bilanciati", grazie anche ad un nuovo comparto con stile di gestione più attivo, è stata infatti quella dalla clientela.

CERIT S.p.A.
Il 2005 ha rappresentato un anno di rilevante importanza per l'intero comparto della Riscossione mediante ruolo, per la decisione governativa di avviare una profonda modifica del settore con il superamento dell'attuale sistema in Concessione.
Infatti, il Decreto Legge 203/2005, convertito nella Legge n. 248, ha previsto la soppressione, a partire dal 1° ottobre 2006, del sistema di affidamento in concessione del servizio di riscossione mediante ruolo con passaggio delle funzioni all'Agenzia delle Entrate che le eserciterà mediante una nuova Società, denominata "RISCOSSIONE S.p.A.", dotata di un capitale sociale di 150 milioni di euro, detenuto per il 51% dall'Agenzia delle Entrate e per il 49% dall'INPS; entro tale data dovranno pertanto essere definite le modalità per effettuare il suddetto passaggio.
Nel 2005, la società, nonostante il blocco del "fermo auto" determinatosi a seguito di sentenza del TAR già nell'anno 2004, ha proseguito il recupero dei crediti avviando numerose procedure esecutive immobiliari; in tale contesto, il conto economico del 2005 è stato caratterizzato da ricavi per complessivi 27,7 milioni di euro, in leggera diminuzione rispetto al 2004, e da costi per 29,5 milioni di euro, che comprendono oneri straordinari per 3,4 milioni di euro relativi all'adesione alla Sanatoria delle responsabilità amministrative; l'esercizio si è chiuso quindi con una perdita di 1,7 milioni di euro.

S.R.T. S.p.A.
La società, posseduta al 100% dalla Cassa di Risparmio della Spezia S.p.A., gestisce il servizio di riscossione dei tributi per la Provincia della Spezia. Ha iniziato la propria attività il 1° dicembre 2002 e con il 2005 si chiude il periodo previsto dal piano industriale, predisposto per il conferimento del ramo d'azienda relativo alla gestione "esattoriale", per procedere al completamento della riorganizzazione dei servizi ed al consolidamento ed equilibrio della struttura societaria.
L'esercizio si chiude con un utile lordo di € 2.062.822 ed un utile netto di € 1.144.411, con un incremento del 91,58% rispetto al dato del 2004.
Il risultato conferma il trend ascendente dell'andamento societario registrato nei precedenti esercizi, con un incremento dei proventi da riscossione del 6,37% rispetto al 2004, dovuto principalmente ai nuovi servizi acquisiti sulla fiscalità locale.
Sul risultato incidono inoltre eventi straordinari determinati dall'attività svolta per la puntuale definizione dei crediti e dalla ripresa a conto economico del fondo costituito per la generale copertura del rischio d'impresa e, di conseguenza, dei rischi propri delle operazioni esattoriali, avvenuta a seguito dell'adesione alla "Sanatoria" prevista dagli art. 426 e 426-bis della L. 30.12.04 n. 311, che ha fatto venir meno i rischi di natura amministrativa relativi alla gestione delle attività di riscossione a mezzo ruolo effettuate fino al 30 giugno 2005.

Il 2006 per le società di riscossione tributi sarà caratterizzato da profondi mutamenti che porteranno ad una revisione dell'attuale struttura societaria:

- acquisizione entro il 1° ottobre 2006 del pacchetto di maggioranza da parte di Riscossione S.p.A. (società costituita dall'Agenzia delle Entrate e dall'INPS), prevista dalla riforma del sistema nazionale di riscossione (D.L. 203/2005 convertito dalla Legge 2 dicembre 2005, n. 248);
- possibile scorporo del ramo d'azienda relativo alla fiscalità locale con la costituzione di una nuova società del Gruppo.

Infogroup S.p.A.

Il bilancio 2005 si è chiuso con un utile netto di 2,4 milioni di euro.
Nel 2005 la società ha incrementato il valore della produzione dell'11,88%, che ha superato i 45 milioni di euro a parità di perimetro 2004, mentre, tenuto conto delle attività aggiuntive che fanno riferimento al nuovo ruolo nel Gruppo, il fatturato globale supera i 55 milioni di euro.
Tutti gli indicatori di redditività sono migliorati.
Nel corso del 2005 a seguito della revisione organizzativa condotta con la consulenza di Gartner per quel che riguarda l'area dell'IT la società si orienterà a consolidare il proprio ruolo di Società di Servizi ICT strumentale al Gruppo CRF in cui la componente di mercato rappresenta la leva per fornire innovazione ed economie di scala e di scopo.

City Life S.p.A.

La società, dopo diversi esercizi con risultati negativi, ha chiuso il bilancio 2005 con un utile netto di 99.720 euro.
Nell'anno 2005 gli interventi principali sono stati i seguenti:

- Fusione con INFO2B attuando sinergie sulle strutture interne e sulla clientela.
- Revisione del portafoglio clienti e prodotti con conseguente riduzione della clientela medio-piccola e concentrazione sui prodotti/servizi orientati alla gestione dei contenuti e del turismo/tempo libero.
- Contenimento dei costi, sia del personale che operativi.
- Consolidamento delle forniture al Gruppo CRF per i portali LIBERAMENTE – IOIMPRESA.
- Gestione e sviluppo dei portali di proprietà di CITYLIFE per il turismo e per il tempo libero (**www.firenze.net** - **www.gotuscany.it** – **www.viaggipiramide.it**)
- **www.firenze.net** Primo sul territorio con 1,4 milioni visitatori unici e 12 milioni di pagine viste.
- **www.gotuscany.it** Stabile con 50.000 visitatori unici e 360.000 pagine viste.
- **www.viaggipiramide.it** In forte crescita con 172.000 visitatori unici e 680.000 pagine viste. (gennaio 4.000 visitatori unici e 18.500 pagine viste - dicembre 28.000 visitatori e 81.500 pagine viste)

Centrovita Assicurazioni S.p.A.

La Società è controllata dal Gruppo al 51% ed è entrata per la prima volta nell'area di consolidamento integrale a seguito dell'applicazione dei principi contabili internazionali IAS/IFRS.
Nel corso dell'anno, a seguito del progressivo sviluppo dell'attività caratteristica, Centrovita ha eseguito un aumento di capitale, interamente sottoscritto pro-quota dagli azionisti, di 11 milioni di euro, mediante nuovi conferimenti per 7 milioni di euro e utilizzo della riserva per futuro aumento capitale, costituita nello scorso esercizio, per 4 milioni di euro.
L'esercizio 2005 si è chiuso con un utile netto pari a 12,5 milioni di euro, a fronte di 12,3 milioni di euro dell'esercizio 2004, rispetto al quale ha fatto segnare un incremento del 2,1%.
Il ROE, calcolato in termini di utile di esercizio sul patrimonio netto contabile medio dell'esercizio incluso l'utile, risulta pari al 24,5% (28,3% nel 2004), a fronte di un incremento del capitale sociale del 41%, dovuto all'aumento di capitale eseguito nel corso del primo semestre.
L'ammontare dei premi contabilizzati nell'esercizio è stato di 569,8 milioni di euro con una diminuzione del 3,1% rispetto al 2004.
Nel segmento "risparmio" i premi ricorrenti, comprese le prime annualità, ammontano a 65,9 milioni di euro rispetto ai 76,4 milioni del 2004.
Nel corso dell'esercizio, la raccolta della Società si è orientata sia verso polizze di tipo tradizionale, che verso contratti linked. La raccolta complessiva è stata pari a 534,9 milioni di euro, a fronte dei 558,5 milioni di euro nello scorso esercizio.
Nonostante la lieve flessione della raccolta e l'aumento delle uscite per riscatti e per le rilevanti scadenze, si registra un incremento delle masse gestite: gli investimenti finanziari infatti si sono attestati a 2.741,8 milioni di euro (a fronte di 2.557,9 milioni di euro alla chiusura dell'esercizio 2004), con un incremento del 7,2%.

Immobiliare Nuova Sede S.r.l.

L'assemblea dei soci riunitasi il 23 maggio 2005, che ha deliberato l'introduzione di modifiche statutarie necessarie per l'adeguamento al nuovo diritto societario, ha altresì modificato la denominazione sociale in "Immobiliare Nuova Sede S.r.l." (ex Il Nocciolo S.r.l.).

La società ha chiuso il bilancio 2005 con una perdita di € 413.504 (nel 2004 la perdita era stata di € 276.292); tale perdita è generata dai costi operativi necessari al funzionamento della società, proprietaria di una superficie complessiva di mq. 35.000 sulla quale sarà realizzato il complesso immobiliare che ospiterà la sede e gli uffici della direzione generale del socio unico Banca CR Firenze S.p.A.

Il progetto prevede la realizzazione di n. 6 complessi immobiliari di superficie complessiva lorda di pavimento fuori terra di mq. 28.600, oltre a due piani interrati destinati a archivi e locali tecnologici, nonché a parcheggi di cui mq. 10.000 ad uso privato, e mq. 8.000 ad uso pubblico.

Nel corso del 2005 si è insediato il cantiere e sono iniziati i lavori di scavo e sbancamento, nel rispetto del programma stabilito. La società ha conseguito ricavi, contabilizzati alla voce "altri ricavi e proventi" derivanti dalla concessione di spazi dell'insediamento utilizzabili a fini pubblicitari.

SOCIETÀ SOTTOPOSTE A CONTROLLO CONGIUNTO (JOINT VENTURES)

Findomestic Gruppo

Il Gruppo Findomestic è consolidato con il metodo del patrimonio netto.

Il risultato consolidato dell'esercizio 2005, calcolato applicando i principi contabili IAS/IFRS, evidenzia un utile netto pari a 106,2 milioni di euro con una crescita, rispetto all'esercizio precedente, pari a +0,8%. Il ROE prima delle imposte si attesta al 34,8% e al 19,8% dopo il pagamento delle imposte.

Il margine di intermediazione ammonta a 534,9 milioni di euro (+8,65%) rispetto al 2004. Tale effetto risulta dalla crescita dell'attività durante il 2005 e dall'applicazione del principio IAS 39 nel 2005.

Le rettifiche di valore per deterioramento di crediti rappresentano 92,1 milioni di euro per il 2005 con un incremento del 10,2% rispetto al 2004 legato, oltre che all'incremento degli impieghi lordo gestiti (+16,1%), all'applicazione dei principi IAS. In tema di qualità del credito è opportuno ricordare che il costo del rischio risulta in ulteriore miglioramento rispetto al già contenuto valore del 2004, passando da 1,07% a 1,03%, livello che conferma ancora una volta le capacità dell'azienda nella valutazione del merito di credito della clientela.

A fine esercizio 2005 il personale contava 2.218 unità, in aumento di 170 unità rispetto all'esercizio precedente.

I costi operativi al 31/12/2005 ammontano a 255,8 milioni di euro, in crescita del 10,1% sul 2004.

Il cost-income definito come rapporto tra costi operativi e margine di intermediazione si attesta al 47,1%, sostanzialmente in linea con l'esercizio precedente (47,2%).

Per quanto riguarda l'andamento dell'attività commerciale, Findomestic ha chiuso il 2005 con valore complessivo degli impieghi gestiti pari a 8.362 milioni di Euro, in crescita del 15,4% rispetto all'anno precedente. I finanziamenti erogati nell'anno sono passati da 5.268 milioni a 5.702, in miglioramento dell'8,2%. Tra i vari comparti si segnala la crescita dei prestiti personali (+22,7%) e dei finanziamenti per l'acquisto di autoveicoli (+24%).

SOCIETÀ COLLEGATE

Centro Leasing S.p.A.

Centro Leasing, al cui capitale il Gruppo partecipa per il 37,45%, è una società che effettua finanziamenti alle imprese sotto forma di contratti di leasing e, fin dalla sua costituzione, è sempre stata tra le maggiori protagoniste nel mercato di riferimento.

Nell'anno 2005 la società ha stipulato oltre 18.200 nuovi contratti per 1.344 milioni di € (+3,3% sul 2004) e, al 31 Dicembre 2005, erano entrati in esazione nuovi contratti per oltre 1.232 milioni di € (identico ordine di grandezza rispetto al 2004). L'importo medio dei nuovi contratti stipulati si attesta intorno a 72.000 € (+15% sul 2004).

Tra i vari comparti l'immobiliare, realizzato anche attraverso i canali non bancari, è quello che ha registrato la dinamica più positiva (+ 7%), performance raggiunta con una minore dipendenza dalle operazioni "big ticket" rispetto al 2004.

Gli impieghi totali gestiti di Centro Leasing nel 2005 sono cresciuti del 6,5%, portandosi a quota € 3.366 milioni di Euro, contestualmente l'esposizione finanziaria è cresciuta passando dai 2.986 milioni di Euro del 2004 a 3.108 milioni di Euro a fine 2005.
Il Bilancio 2005 di Centro Leasing chiude con un utile netto di € 10.246.486,14.
Nel 2005 è stato completato il processo di adeguamento delle strutture e della normativa interna in vista della prossima trasformazione in istituito bancario.
L'acquisizione dello status di Banca e il nuovo equilibrio di tesoreria che ne conseguirà potrà offrire l'occasione per un ulteriore allargamento della gamma di prodotti finanziari che necessitano di una base di tesoreria più elastica di quella del leasing, ed ottenibile a migliori condizioni .

Centro Factoring S.p.A.
Nel 2005 l'Azienda ha proseguito nel suo ritmo di crescita, sia qualitativa che quantitativa, ottenendo un significativo miglioramento della redditività.
In particolare:

- il turnover ha raggiunto 2.943 milioni di euro con un incremento del 2% sul 2004;
- l'outstanding ha superato il valore di un miliardo di euro;
- gli impieghi hanno superato i 716 milioni di euro, in crescita del 7,8% sul 2004;
- il risultato operativo di gestione si attesta ad oltre 17 milioni di euro, in aumento del 38,7% sul 2004;
- l'utile lordo è di circa 10 milioni di euro, pari ad oltre il doppio del 2004.

L'esercizio chiude con un utile netto di euro 4.011.015 (3.042.310 nel 2004).
Il permanere in uno stato di congiuntura economica non favorevole ha determinato anche nel 2005 la flessione del mercato del factoring in Italia, e i volumi intermediati evidenziano marcatamente la fase che sta attraversando il settore: i dati comunicati da Assifact, l'Associazione di categoria, confermano una diminuzione del turnover nell'ordine del 7,17%.
Il turnover intermediato da Centro Factoring nel 2005 è stato di 2.943 milioni di Euro, con un incremento del 2% sul 2004, che corrisponde ad una quota di mercato del 2,91%.
Il 96,8% del turnover è costituito da operazioni di factoring domestico e il 3,2% da operazioni di factoring internazionale.
La composizione per localizzazione geografica dei cedenti per i volumi intermediati, evidenzia che l'area nord-ovest ha contribuito per il 22,4%, l'area nord-est per l'13,7%, il centro per il 40,5% ed il sud e le isole per il 23,4%.
In pro-solvendo è stato trattato il 67,8% dei crediti acquistati, mentre il 32,2% ha riguardato il prodotto pro-soluto.
Al 31 dicembre 2005 i crediti iscritti in bilancio per operazioni di factoring ammontavano ad euro 1.023 milioni con un incremento del 4% rispetto al 2004, le *anticipazioni alla clientela presentavano una consistenza* complessiva di 716 milioni di euro, in incremento del 7,78% sul 2004.
L'esposizione della Società verso il Sistema, alla data del 31 dicembre, risultava di oltre 703 milioni di euro. Nel corso dell'esercizio la Società ha ottenuto tre nuovi finanziamenti in pool, della durata di 18 mesi, da banche italiane per 246 milioni di euro.

I conti di capitale

Il patrimonio netto

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	%
Capitale sociale e sovraprezzi di emissione	705,7	704,3	1,4	+0,2%
Riserve di rivalutazione monetaria	1,4	1,4	0,0	+0,0%
Riserve da valutazione (adeguamento al fair value)	128,4	100,5	27,9	+27,8%
Altre riserve	341,5	241,5	100,0	+41,4%
Utile netto	149,0	142,7	6,3	+4,4%
Patrimonio netto	**1.326,0**	**1.190,4**	**135,6**	**+11,4%**

Il patrimonio netto di Gruppo cresce di circa 135,6 milioni di euro (+11,4%), in conseguenza dell'appostamento a riserve degli utili 2004, del maggior utile di periodo e delle maggiori rivalutazioni nette sul patrimonio immobiliare conseguenti all'applicazione dell'imposta sostitutiva prevista dalla Legge Finanziaria 2006 sull'adeguamento del valore degli immobili iscritti in bilancio al 31 dicembre 2005 in luogo della tassazione ordinaria calcolata in sede di *first time adoption IAS*.
Si segnala che l'applicazione dei principi IAS/IFRS ha comportato in sede di first time adoption un incremento del patrimonio netto consolidato pari a 38,9 milioni di euro (1.190,4 milioni secondo i principi IAS/IFRS contro 1.151,5 secondo i principi nazionali).

Il patrimonio di vigilanza e i coefficienti di solvibilità

(importi in milioni di euro)	31 dicembre 2005	31 dicembre 2004	Variazione 2005 - 2004 assoluta	Variazione 2005 - 2004 %
Patrimonio di base (tier1)	965,4	943,0	22,4	+2,4%
Patrimonio supplementare (tier2)	965,4	943,0	22,4	+2,4%
Elementi da dedurre	-251,2	-76,0	-175,2	+230,5%
Patrimonio di vigilanza	**1.679,6**	**1.810,0**	**-130,4**	**-7,2%**
Rischi di credito	1.509,0	1.400,0	109,0	+7,8%
Rischi di mercato	76,0	72,0	4,0	+5,6%
Altri requisiti prudenziali	14,9	15,6	-0,7	-4,5%
Totale requisiti prudenziali	**1.599,9**	**1.487,6**	**112,3**	**+7,5%**
Attività di rischio ponderate	19.991,0	18.597,0	1.394,0	+7,5%
Patrimonio di base/Attività di rischio ponderate	4,83%	5,07%		-0,24%
Patrimonio di vigilanza/Attività di rischio ponderate	8,55%	9,89%		-1,34%
Coefficiente di solvibilità	8,90%	10,34%		-1,44%

In materia di vigilanza prudenziale le segnalazioni consolidate recepiscono i principi contabili IAS/IFRS dal 31 dicembre 2005 con la disciplina dei "filtri prudenziali". In generale il nuovo approccio c.d. "asimmetrico" prevede per le attività diverse da quelle di trading l'integrale deduzione delle minusvalenze da valutazione al fair value dal patrimonio di base ed il parziale computo delle plusvalenze da valutazione al fair value dal patrimonio supplementare. Inoltre, gli impegni di riacquisto a termine di propri strumenti patrimoniali (IAS 32) sono - per le operazioni stipulate prima del 31 dicembre 2004 – dedotte dal Patrimonio di vigilanza in quote costanti in cinque esercizi; le partecipazioni detenute nelle imprese di assicurazioni sono dedotte dalla somma del patrimonio di base e supplementare, se superiori al 20% del capitale sociale; il valore della partecipazione detenuta in Banca d'Italia va dedotta dal Patrimonio di vigilanza in 5 anni a quote costanti.

Sulla base di quanto indicato dall'aggiornamento pervenuto nell'aprile 2006 della circolare Banca d'Italia n. 155 del 1991, al 31 dicembre 2005 il rapporto tra Patrimonio di vigilanza complessivo del Gruppo e il totale delle attività di rischio ponderate evidenzia un coefficiente di solvibilità complessivo del 8,90%; il rapporto tra il Patrimonio di base del Gruppo ed il totale delle attività ponderate (Tier 1 ratio) è pari al 4,83%.

Raccordo tra patrimonio netto e utile d'esercizio della Capogruppo ed i corrispondenti valori del bilancio consolidato

DESCRIZIONE (importi in milioni di euro)	31 dicembre 2005		1 gennaio 2005 (FTA)	
	Patrimonio netto	Utile d'esercizio	Patrimonio netto	Utile d'esercizio
Capitale	648		648	
Sovrapprezzi di emissione	57		56	
Riserve	292		255	
Fondo per rischi bancari generali	62		62	
Riserve da valutazione	68		0	
Utile d'esercizio		118		97
Totale Banca CR Firenze S.p.A. ITGAAPs	**1.127**	**118**	**1.021**	**97**
Impatto di FTA su partecipazioni	-47		-47	
Impatto di FTA su titoli del passivo	-52		-52	
Impatto di FTA su crediti	-21		-21	
Impatto di FTA su derivati	45		45	
Impatto di FTA su immobilizzazioni materiali	16		16	
Impatto di FTA su fondo TFR e FIP	-14		-14	
Variazione riserva AFS per valutazione al fair value delle attività finanziarie e materiali	23		55	
Variazione dei sovrapprezzi di emissione per rilevazione iniziale degli "share basis payments"	1		1	
Utile "delta IAS" dell'esercizio precedente a riserva	2		0	
Impatto sul margine di interesse e sugli altri proventi di gestione prodotto dall'applicazione del costo ammortizzato		2		0
Impatto netto dell'applicazione dello IAS 39 sulle attività di negoziazione		-6		0
Impatto netto dell'applicazione dello IAS 39 sulle attività di copertura		2		0
Riprese di valore su crediti derivanti dal recupero dell'effetto attualizzazione sui fondi rettificativi		2		0
Ricalcolo delle plusvalenze realizzate dalla cessione di immobili valutati al fair value		-4		0
Maggior accantonamento a Fondo TFR e FIP in applicazione dello IAS 19		-2		-2
Minor accantonamento a Fondi per rischi ed oneri in applicazione dello IAS 37 (attualizzazione)		0		2
Effetto netto sugli ammortamenti delle immobilizzazioni materiali prodotto dall'applicazione dello IAS 40		0		2
Totale effetti transizione agli IAS/IFRS di Banca CR Firenze S.p.A.	**-47**	**-6**	**-17**	**2**
Capitale	648		648	
Sovrapprezzi di emissione	58		57	
Riserve	358		317	
Riserva FTA	-74		-74	
Riserve da valutazione	91		56	
Utile d'esercizio		112		99
Totale Banca CR Firenze S.p.A. IAS/IFRS	**1.081**	**112**	**1.004**	**99**

DESCRIZIONI (importi in milioni di euro)	31 dicembre 2005		1 gennaio 2005 (FTA)	
	Patrimonio netto	Utile d'esercizio	Patrimonio netto	Utile d'esercizio
Riserve FTA delle società consolidate con il metodo integrale	-8		-8	
Impatto di FTA della minore svalutazione rispetto all'individuale IAS dell'avviamento della Cassa di Risparmio di Mirandola S.p.A.	26		26	
Impatto di FTA relativo al ricalcolo dell'avviamento della Cassa di Risparmio della Spezia S.p.A.	-11		-11	
Impatto di FTA relativo alla rilevazione della passività relativa alle put option	-14		-14	
Riserve di rivalutazione di pertinenza del Gruppo	35		46	
Altre Riserve di pertinenza del Gruppo	31		9	
Riserva di consolidamento	-75		-78	
Differenze positive di consolidamento	-256		-251	
Rilevazione del patrimonio di pertinenza di terzi	91		87	
Risultati netti delle società consolidate con il metodo integrale		73		50
Attribuzione degli utili netti di pertinenza di terzi		-23		-16
Eliminazione dei dividendi infragruppo		-33		-24
Eliminazione plusvalenze su cessione attività finanziarie e materiali infragruppo		5		0
Eliminazione rettifiche di valore su partecipazioni in società consolidate con il metodo integrale		2		0
Interessi passivi su passività di negoziazione consolidate (put option)		-6		0
Totale società consolidate con il metodo integrale	**-155**	**8**	**-194**	**10**
Impatti di FTA relativi al consolidamento delle società valutate con il patrimonio netto	-6		-6	
Riserva di consolidamento	115		79	
Differenze positive di patrimonio netto	-14		-14	
Rilevazione del patrimonio di pertinenza di terzi	5		2	
Risultati netti delle società valutate con il metodo del patrimonio netto		61		60
Attribuzione degli utili netti di pertinenza di terzi		-2		-1
Eliminazione dei dividendi infragruppo		-30		-25
Totale società consolidate con il metodo del patrimonio netto	**100**	**29**	**61**	**34**
Totale Gruppo Banca CR Firenze	**993**	**149**	**871**	**143**

Il prospetto sopra riportato evidenzia come il patrimonio di Gruppo (al netto delle differenze positive di consolidamento e di patrimonio netto) calcolato al 31 dicembre 2005 - secondo i principi contabili IAS/IFRS – in 993 milioni di euro (in FTA 871 milioni di euro) derivi dal patrimonio netto individuale di 1.127 milioni di euro (in FTA 1.021) diminuito degli effetti dell'applicazione dei principi IAS/IFRS (-47 milioni di euro al 31 dicembre 2005; -17 milioni in FTA) e degli impatti netti derivanti dal consolidamento, pari a complessivi -88 milioni di euro (-133 milioni di euro in FTA).
Pertanto, il Patrimonio netto consolidato (IAS/IFRS) del Gruppo Banca CR Firenze, inclusivo del patrimonio di pertinenza dei terzi, al 31 dicembre 2005 pari a 1.273 milioni di euro (1.136 in FTA) risulta così composto:

DESCRIZIONE (importi in milioni di euro)	31 dicembre 2005		1 gennaio 2005 (FTA)	
	Patrimonio netto	Utile d'esercizio	Patrimonio netto	Utile d'esercizio
Capitale	648		648	
Sovrapprezzi di emissione	58		56	
Riserve	427		327	
Riserva FTA	-86		-86	
Riserve da valutazione	130		102	
Utile di pertinenza del Gruppo		149		143
Patrimonio e utile di pertinenza del Gruppo	**1.177**	**149**	**1.047**	**143**
Patrimonio e utile di pertinenza di terzi	***96***	***26***	***89***	***22***
Patrimonio e utile consolidati	**1.273**	**149**	**1.136**	**143**
Differenze positive di consolidamento (avviamento)	-266		-251	
Differenze positive di patrimonio netto (avviamento)	-14		-14	
Totale Gruppo Banca CR Firenze	993	149	871	143

Il rendiconto finanziario

Nel precisare che il rendiconto finanziario di cui agli schemi del presente bilancio consolidato è stato redatto, in conformità alle istruzioni impartite dalla circolare Banca d'Italia n. 262 del 22 dicembre 2005, optando per il c.d. "metodi indiretto", si rileva come nel corso del 2005 l'operatività del Gruppo abbia generato liquidità per 42 milioni di euro come segue (dati in milioni di euro):

- liquidità netta generata dall'attività operativa 130
- liquidità netta assorbita dalle attività di investimento -28
- liquidità netta assorbita dall'attività di provvista -60

L'attività di organizzazione del Gruppo

Nel corso del 2005 il Gruppo ha continuato il costante adeguamento dei processi e dei modelli organizzativi aziendali alle normative vigenti formalizzando un nuovo sistema di rating interno in base a Basilea II, un apposito Modello di Organizzazione e Gestione in base a D.Lgs 231, e recependo gli adempimenti richiesti in materia di privacy e sicurezza.
Sono state introdotte modifiche al Regolamento di Gruppo in relazione al controllo del rischio di credito, all'emanazione della normativa aziendale, alle attività di competenza del Comitato Rischi.
Allo scopo di massimizzare l'efficienza delle strutture, nel corso del 2005 si è proceduto alla ristrutturazione organizzativa di vari Servizi/Coordinamenti aziendali, in particolare sono state riviste:

- Coordinamento Servizi Operativi (allo scopo di aggregare le attività operative secondo una logica di processo, realizzare una struttura di back-office a livello di Gruppo per il comparto estero, razionalizzare la struttura suddivisa su più sedi logistiche e governare in maniera più efficace la pianificazione delle attività funzionali e progettuali.il processo della spesa, il budget dei costi e l'efficienza e qualità complessive del servizio offerto).
- Direzione Amministrazione (accentrando delle attività operative fiscali e di bilancio di CR Civitavecchia).

Sempre sotto il profilo di massimizzare l'efficienza a livello di Gruppo è stato introdotto un nuovo modello di assistenza utenti, che prevede un unico punto di raccolta delle segnalazioni provenienti dalla rete e dalle strutture centrali del Gruppo.
Con riferimento alle attività di governo e integrazione di Gruppo, sono stati completati ed approvati il nuovo Modello ICT e l'Architettura Organizzativa di Gruppo, in termine di strutture, ruoli e processi (una delle conseguenze è stata l'incorporazione della controllata Datacentro S.p.A. nella Capogruppo), è stato inoltre completato il processo di integrazione di CR Civitavecchia e la migrazione di CR Spezia sul sistema informativo di Gruppo, infine sono state stipulate delle convenzioni quadro con le banche consolidate per lo svolgimento dei servizi accentrati secondo livelli di servizio definiti.
In merito alla Continuità Operativa, sono state completate le analisi degli impatti (Business Impact Analysis), di disegno delle soluzioni e di pianificazione delle attività.
Con riferimento al Disaster recovery, per l'Area sistemi centrali sono stati completate le attività e gli interventi previsti.
È proseguito l'ampliamento del perimetro delle attività gestite, con riferimento in particolare a quelle relative all'accentramento per il Gruppo delle lavorazioni inerenti l'estero e la contabilità mutui ed alla presa in carico della Cassa Centrale per CR Firenze e CR Civitavecchia.

L'attività commerciale di Gruppo

Nell'esercizio 2005, il Gruppo ha orientato con determinazione l'attività commerciale verso obiettivi condivisi di sviluppo degli affari, attraverso le iniziative calibrate per i diversi segmenti di mercato come descritto nel relativo capitolo del bilancio di impresa.
A sostegno della strategia di crescita è stata infittita la presenza territoriale con l'apertura di 23 sportelli nelle regioni di attuale operatività del Gruppo e precisamente: 4 in Toscana, 1 in Umbria, 8 in Emilia Romagna, 10 nel Lazio. Contemporaneamente sono stati chiusi o ceduti 7 sportelli al fine di migliorare l'efficienza della rete di vendita eliminando sovrapposizioni territoriali. Complessivamente il numero di sportelli è aumentato di 16 unità.
Inoltre, Banca CR Firenze ha completato l'implementazione del nuovo modello distributivo con l'apertura di un Centro Imprese a Roma e due Centri Private a Roma e Bologna.
La Rete Promotori Finanziari ha aumentato il numero di spazi finanziari da 27 a 34 unità, rafforzando la propria presenza territoriale in Lombardia, Liguria, Toscana, Umbria, Lazio e Abruzzi. Il numero dei Promotori, alla fine di un importante riassetto in termini qualitativi, è passato da 163 a 177. I volumi di raccolta al 31 dicembre 2005 sono pari a 442 milioni di euro (+115% su base annua).
L'offerta di servizi tramite canali innovativi si è ulteriormente arricchita con funzionalità applicative via internet/call center e con il lancio del nuovo canale Liberamente TVD che consente ai clienti l'accesso tramite televisore via digitale terrestre ad una serie di funzionalità informative e dispositive sui propri conti correnti.
Particolarmente positivi i risultati di penetrazione commerciale sui canali innovativi e precisamente:

- il numero delle imprese clienti del Gruppo che dispongono di un collegamento di remote banking ha superato le 15.000 unità ed il numero di operazioni dispositive ha raggiunto i 9 milioni (+18%).
- il numero dei privati che aderiscono al servizio di home banking "Liberamente" è prossimo alle 70.000 unità e le operazioni dispositive ed informative sono state pari rispettivamente a 300.000 (+285%) e 5,7 milioni (+31%).

Nel segmento privati particolare attenzione è stata dedicata alle iniziative focalizzate sullo sviluppo della base di clientela e dell'indice di cross selling. In particolare, nel secondo semestre 2005 è stata lanciata l'iniziativa commerciale "Presenta un amico", che prevede l'offerta di un conto corrente "Family" o "Plus/Vip" a canoni ridotti per i nuovi correntisti, ed a premiare con uno sconto di 78 euro i clienti presentatori.
I risultati sono stati molto positivi: oltre 8.000 nuovi conti correnti, acquisizione di raccolta aggiuntiva per circa 60 milioni di euro e miglioramento dell'indice di cross selling.
Il numero dei conti correnti a pacchetto della linea "Giotto" ha raggiunto le 200.000 unità, con un progresso del 13% rispetto al 2004.
Le altre iniziative commerciali realizzate si sono focalizzate sul contenimento dell'indice di abbandono dei clienti, attraverso l'utilizzo di indicatori statistici (score di attrition) e la promozione di piani di accumulo su fondi, fondi pensione, prestiti personali, operazioni di finanziamento e carte prepagate.
Il numero dei conti correnti a pacchetto della linea "Giotto" a livello di Gruppo ha superato le 250.000 unita (+ 9%).
Le operazioni di "mutuo casa" deliberate dal Gruppo sono pari a 630 milioni di euro.

Nel corso dell'anno sono stati messi a punto i nuovi iter istruttori (erogazione contestuale alla stipula per i mutui con finalità acquisto abitazione fino a 260.000 euro) e il nuovo sistema dipartimentale per la gestione delle pratiche di mutuo "GIOIA", che facilita le attività di tutti gli attori coinvolti nel processo di vendita ed erogazione in modo da *renderlo più chiaro e veloce e quindi offrire un miglior servizio alla clientela.*
Per quanto riguarda l'area del risparmio gestito:

- la raccolta premi lorda nel comparto bancassicurazione, realizzata a livello di Gruppo, ammonta a circa 530 milioni di euro; sostanzialmente in linea con quella del 2004;
- il patrimonio gestito da CR Firenze Gestion Internationale S.A. ammonta a circa 6.530 milioni di euro (+25% rispetto a fine 2004), con una raccolta netta di oltre 1 miliardo di euro;
- la consistenza del patrimonio gestito sotto forma di Gestioni Individuali di Portafoglio ammonta a circa 2.850 milioni di euro (+21%).

Tra i prodotti che hanno fatto registrare i migliori tassi di crescita:

- la linea di finanziamenti "Prestissimo" con erogazioni pari a 50 milioni di euro (+ 60%);
- le carte prepagate VisaElectron che hanno superato le 56.000 unità (+65% su base annua);
- la carta Aura che ha superato le 26.000 unità (+15%) con utilizzi in costante aumento;
- i prestiti obbligazionari emessi dalle banche del gruppo, che hanno superato 1 miliardo di euro (+31%);

Anche nel mercato delle piccole imprese l'attività commerciale si è focalizzata sull'allargamento della base clienti, soprattutto attraverso iniziative commerciali di acquisizione di nuova clientela.
I conti correnti a pacchetto della linea "Ioimpresa" hanno raggiunto a livello di Gruppo le 26.000 unità (+35% su base annua).
Infine, sono state riviste le modalità di relazione con i principali Consorzi Fidi attraverso la definizione di un nuovo modello di pricing che permette, coerentemente con i principi di Basilea 2, di differenziare le condizioni sulla base della solidità economico-patrimoniale del Consorzio e dei singoli clienti.

Il Risk Management

Aspetti generali

Il Gruppo Banca CR Firenze attribuisce notevole importanza alla gestione e al controllo dei rischi. Le politiche relative sono definite dagli Organi Amministrativi che si avvalgono degli Organi di controllo e del Comitato Rischi, struttura collegiale di Gruppo presieduta da un Consigliere di amministrazione, a ciò delegato, al quale partecipano i Direttori Generali delle banche del Gruppo. La funzione assicura la rilevazione, misurazione e controllo delle varie categorie di rischio (creditizi, finanziari, operativi) nei loro aspetti quantitativi essenziali, nelle implicazioni con la Vigilanza e nel raffronto con eventuali benchmark esterni ritenuti opportuni.

Rischi finanziari

Il Consiglio di Amministrazione della Capogruppo stabilisce le linee guida strategiche per l'assunzione dei rischi definendo, in funzione della propensione al rischio e degli obiettivi di creazione di valore in rapporto ai rischi assunti, l'allocazione del capitale per la Capogruppo stessa e per le società controllate.
La gestione dei rischi finanziari (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte", che definisce una politica unitaria di gestione di tali rischi.
L'indicatore del rischio di tasso, basato sul rapporto tra la variazione del valore economico dell'attivo e del passivo in seguito a shock di tasso d'interesse pari a 200 punti base, e il Tier1 + Tier2, ha sempre evidenziato valori al di sotto dei limiti previsti dai regolamenti aziendali per tutte le banche del Gruppo.
L'impatto sul margine di interesse di una variazione dei tassi di interesse di 100 punti base ammonta, a fine dicembre, a 41 milioni di euro a livello di Gruppo, rimanendo al di sotto dei limiti prestabiliti dal regolamento.
Il VaR del trading book si è attestato mediamente sul valore di 2 mln di euro a livello di Gruppo, registrando un livello sempre inferiore a quanto indicato dal regolamento aziendale.

Rischi creditizi

Nel 2005 la crescita degli impieghi è stata guidata dalla componente assistita da garanzie reali. L'incidenza delle partite anomale (incagli e sofferenze) sul totale degli impieghi risulta sostanzialmente stabile e su valori inferiori rispetto ai dati medi registrati dal Sistema.

Per ciò che concerne i coefficienti normativi, tutte le banche del Gruppo hanno osservato e rispettato i limiti di vigilanza.

Nel 2005 sono stati simulati i valori di alcuni parametri di rischio contemplati dall'Accordo di Basilea (LGD ed EAD), sui dati interni di Banca CR Firenze. Inoltre sono stati introdotti, nuovi modelli per il calcolo dei rating della clientela corporate e piccole/medie imprese.

È stato implementato il sistema degli scoring per la valutazione di merito creditizio della clientela retail.

Rischi operativi

Il valore complessivo delle perdite operative registrate dalle Banche del Gruppo non ha evidenziato criticità rispetto all'incidenza sul margine d'intermediazione rilevato dal Database Italiano delle Perdite Operative (D.I.P.O.). Non si sono appalesate situazioni specifiche di perdite ad elevato impatto.

Le risorse umane e la rete territoriale

L'Area Risorse Umane di Gruppo ha proseguito nell'attività di scambio e di integrazione tra le funzioni del personale delle varie Aziende sulle problematiche relative alla Gestione e allo Sviluppo delle Risorse Umane. Nell'ambito dell'attività di relazione tra le diverse funzioni a ciò dedicate sono state svolte attività di coordinamento finalizzate a indirizzare metodologicamente i comportamenti per favorirne omogeneità.
Nelle tabelle seguenti si espongono alcuni dati di dettaglio riguardanti il personale del Gruppo al 31 dicembre 2005.

DIPENDENTI DEL GRUPPO	2005	2004	Variazione %
Società consolidate integralmente			
Banca CR Firenze S.p.A.	3.356	3.356	0
CR Pistoia e Pescia S.p.A.	692	702	-10
CR Civitavecchia S.p.A.	209	205	4
CR Orvieto S.p.A.	179	168	11
CR Mirandola S.p.A.	188	189	-1
CR della Spezia S.p.A.	519	533	-14
Infogroup S.p.A.	373	349	24
CERIT S.p.A.	166	178	-12
Citylife S.p.A.	4	4	0
Centrovita Assicurazioni S.p.A.	37	32	5
Immobiliare Nuova Sede Srl	1	1	0
CR Firenze Gestion Internationale S.A.	1	2	-1
S.r.T. S.p.A.	44	49	-5
Totale	5.769	5.768	1
Società consolidate con il metodo del patrimonio netto			
Gruppo Findomestic	1.973	1.857	116
Centro Factoring SpA	107	110	-3
Centro Leasing SpA	312	307	5
Totale	2.392	2.274	118

Personale delle Banche del Gruppo - organici

	Risorse	Età Media (anni)	Anzianità Media (anni)	% canali
Banca CR Firenze	3.356	44,1	17,6	71,3%
CR di Pistoia e Pescia S.p.A.	692	44,6	19,5	75,6%
CR di Orvieto S.p.A.	179	42,2	15,4	79,9%
CR di Civitavecchia S.p.A.	209	42,3	14,6	82,3%
CR di Mirandola S.p.A.	188	39,9	13,1	76,1%
CR della Spezia S.p.A.	519	44,0	19,9	75,9%
Totale Banche del Gruppo	5.143	43.9	17.7	73.3%

Personale delle Banche del Gruppo - composizione per qualifica

	Dirigenti	Quadri Direttivi	Aree Professionali
Banca CR Firenze S.p.A.	61	1.025	2.270
CR di Pistoia e Pescia S.p.A.	11	194	487
CR di Orvieto S.p.A.	1	47	131
CR di Civitavecchia S.p.A.	2	53	154
CR di Mirandola S.p.A.	1	61	126
CR della Spezia S.p.A.	7	172	340
Totale Banche del Gruppo	83	1.552	3.508

Personale delle Società di Riscossione Tributi

	Risorse
CERIT S.p.A.	166
SRT S.p.A.	44

Nell'esercizio 2005 l'attività formativa ha coinvolto tutte le banche del Gruppo, mediante l'erogazione di seminari interni e la programmazione di momenti di affiancamento presso le strutture operative della Capogruppo. Sono stati inoltre approntati ulteriori supporti didattici tramite una piattaforma di formazione a distanza (F@D).

In coerenza con il modello distributivo, è proseguita l'erogazione di moduli formativi per favorire l'acquisizione e l'aggiornamento delle conoscenze tecniche e delle competenze necessarie per garantire i livelli di servizio definiti, in relazione alla segmentazione della clientela. In considerazione dell'evoluzione del contesto normativo e dell'attenzione all'adeguatezza degli investimenti finanziari della clientela, sono stati erogati specifici interventi formativi dedicati al tema della trasparenza e delle norme sugli investimenti finanziari ed assicurativi.

A supporto del Progetto "PattiChiari" sono state organizzate ulteriori sessioni di apprendimento a distanza con il coinvolgimento di un network di tutor interni. Le attività sono state inoltre supportate da un gruppo di diffusori interni operanti presso le Direzioni delle aree territoriali.

Tutte le Risorse sono state interessate dalla fruizione di due pacchetti di formazione a distanza inerenti la responsabilità amministrativa d'impresa (D. Lgs. 231/01); a tal fine sono stati rilasciati due moduli dedicati, "La Responsabilità amministrativa delle banche" e "L'attuazione della Legge 231 in Banca CR Firenze". Per talune strutture, particolarmente esposte agli obblighi inerenti il disposto legislativo, sono stati predisposti interventi formativi ad hoc.

In parallelo è proseguita l'attività formativa sul presidio del rischio e sul processo di erogazione del credito mediante l'erogazione dei moduli "Score navigator" (n. 334 partecipazioni) e "Basilea 2" (n. 194 partecipazioni). I Responsabili di Filiale e dei Centri Imprese, nonché i Gestori di relazione, hanno frequentato seminari attinenti i riflessi giuridici nell'area degli affidamenti (n. 159 partecipazioni).

Si sono concluse le prime sessioni del Master per i Gestori Imprese erogato con il supporto della Scuola di Direzione Aziendale Bocconi che hanno registrato complessivamente la presenza di 45 Risorse sia dei Centri Imprese che della Direzione Crediti. Il percorso, articolato in sessioni di aula e momenti di studio individuale su un arco temporale di circa dodici mesi, coinvolgerà progressivamente tutti i Gestori Imprese. Alla chiusura dell'esercizio 2005 erano attive, con diversi livelli di avanzamento, ulteriori tre edizioni del percorso formativo.

Per favorire la crescita professionale e l'ulteriore specializzazione delle Risorse che operano nei Centri Private, è stato progettato ed erogato il modulo "Il rapporto di consulenza con il cliente private" rivolto a tutti i Gestori private (n. 50 partecipanti). Nel contempo è proseguita la partecipazione alle edizioni dedicate alla finanza e alle norme relative agli investimenti finanziari.
All'inizio del secondo semestre, ha preso avvio il processo annuale di rilevazione delle conoscenze tecniche che ha coinvolto, in modalità on line, tutte le Risorse della Rete Distributiva. Le risultanze hanno portato una mappatura completa delle Risorse rispetto ad un repertorio complessivo di conoscenze tecniche predefinito per la Rete Distributiva. Le evidenze scaturite dal processo hanno costituito una delle basi informative sulle quali è stato impostato e successivamente definito il Piano Formativo 2006.
Unitamente all'attività funzionale è proseguita l'erogazione dei moduli previsti dal percorso formativo E.C.D.L. (*European Computer Driving Licence*) al quale hanno aderito, nel 2005, n. 1.117 Risorse di Banca CR Firenze delle quali n. 1.019 hanno già iniziato il percorso e n. 546 hanno già conseguito la certificazione finale. Il progetto terminerà nell'esercizio 2006.
Nel secondo semestre 2005 sono stati progettati i moduli formativi per supportare la migrazione di CR Spezia nel sistema informativo di Gruppo. Le fasi erogazione degli interventi pianificati si sono concentrate nell'ultimo trimestre dell'esercizio trascorso e hanno visto il coinvolgimento di un gruppo di formatori interni di CR Spezia e di Banca CR Firenze. Ci si è avvalsi inoltre di un pacchetto di formazione a distanza sulle principali transazioni operative delle filiali, in modo da consentire ai destinatari di rafforzare le conoscenze apprese nei moduli d'aula.
Nel mese di novembre l'Ente di Certificazione ha effettuato la visita di verifica annuale confermando la Certificazione di Qualità del Processo Formativo di Gruppo secondo gli standard internazionali UNI EN ISO 9001:2000 ottenuta nell'autunno 2003.
A livello di Gruppo Bancario sono state erogate complessivamente 31.973 giornate uomo di formazione interna in orario di lavoro registrando 32.260 partecipazioni (anno 2004 26.356 giornate uomo - 34.159 partecipazioni).
Le filiali del Gruppo operative al 31 dicembre 2005 sono 527, dislocate in 21 Province e 7 Regioni, così suddivise:

Provincia	CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.°	CR Civitavecchia S.p.A.°	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR della Spezia S.p.A.	Gruppo
Firenze	133	4					137
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8					21
Prato	11	4					15
Pistoia	2	51					53
Massa Carrara	10					8	18
Pisa	13						13
Livorno	10						10
La Spezia						51	51
Perugia	17			2			19
Terni				22			22
Roma	10		26	5			41
Viterbo			4	9			13
Bologna	3	9					12
Modena					20		20
Parma						2	2
Reggio Emilia					1	1	2
Mantova					7		7
Verona					1		1
Totali	292	76	30	38	29	62	527

Regione	N° filiali
TOSCANA	337
LIGURIA	51
UMBRIA	41
LAZIO	54
EMILIA ROMAGNA	36
LOMBARDIA	7
VENETO	1
Totale	527

In questo contesto sono inoltre operativi 23 Centri Imprese e Private della Capogruppo, nelle province di Firenze, Arezzo, Bologna, Grosseto, Livorno, Lucca, Massa Carrara, Perugina, Pisa, Prato, Roma e Siena.
Come già ricordato, al 31 dicembre 2005, il Gruppo annovera anche 34 Spazi Finanziari nelle province di Roma, Ancona, Ascoli Piceno, Bologna, Ferrara, Forlì, Macerata, Modena, Parma, Pesaro, Pescara, Ravenna, Rimini e Teramo.

L'attività di comunicazione

Nel 2005 è stato ultimato il sistema di comunicazione interna del Gruppo, con iniziative mirate a favorire lo sviluppo dell'identità di Gruppo, il raggiungimento degli obiettivi aziendali e l'utilizzo e la diffusione di metodologie e strumenti efficaci.
Il sistema comprende una Unità di governo della comunicazione, presso la Capogruppo, e una rete di Referenti, che svolgono, in aggiunta ai propri compiti, un'attività di raccordo fra le diverse Funzioni aziendali e l'Unità di governo, in modo da garantire una maggiore capillarità e tempestività nella diffusione delle notizie e dei messaggi. Per la trasmissione vengono utilizzati quattro canali: quello informatico, identificabile nella Intranet; quello cartaceo, per informazioni più approfondite; quello relazionale, per gli aspetti più personali e coinvolgenti; quello di feed-back, per assicurare la comunicazione bottom-up e dare quindi circolarità all'intero processo.
Il driver del sistema è rappresentato dal Piano annuale di comunicazione, che comprende tutte le attività, le iniziative ed i progetti più importanti e/o a maggior complessità, che le diverse Funzioni aziendali hanno necessità di diffondere all'interno del Gruppo.
Nel 2005 è stato dato un forte impulso alla Intranet aziendale, nell'intento di farla diventare l'asse portante della comunicazione, perché immediata, capillare e più economica. Sono state attivate azioni per migliorare la qualità e la tempestività di pubblicazione delle notizie, realizzati dei sondaggi-on line per rilevare la customer satisfaction, la galleria fotografica per quelle notizie dove le immagini sono parte fondamentale della comunicazione, la nuova rubrica telefonica come supporto operativo.
Minore è stato l'utilizzo di strumenti cartacei di comunicazione.
Sono stati realizzati Piani di campagne commerciali e alcuni Piani Verticali di comunicazione per migliorare la diffusione delle informazioni su specifiche iniziative, come la Legge 231 e il Codice Etico, i progetti di change management di alcune Unità organizzative, il Mobility Management.
Si sono ulteriormente sviluppati i sistemi di feed-back, come i sondaggi e le analisi di clima, con l'obiettivo di rilevare le eventuali criticità ed impostare azioni mirate per migliorare gli ambienti di lavoro ed offrire servizi di maggiore qualità.
Per il progetto PattiChiari, è stata creata una rete di diffusori, oggetto di formazione specifica, responsabili di comunicare tempestivamente gli adempimenti previsti dai protocolli di certificazione e di verificare lo svolgimento delle attività previste nelle unità organizzative di appartenenza.

La transizione ai principi contabili internazionali (IAS)

Come noto, a partire dal 1° gennaio 2005 le società quotate sono tenute a predisporre i dati consolidati applicando i principi IAS/IFRS.

Conseguentemente, l'esercizio 2005 ha visto la conclusione delle attività progettuali finalizzate all'adeguamento del sistema informativo-contabile di Gruppo ai nuovi principi.

Per ulteriori e dettagliate informazioni relativamente alla transizione ai principi IAS/IFRS da parte del Gruppo si rimanda da quanto riportato nella Parte A - "Politiche contabili" della nota integrativa consolidata.

Relazione sulla gestione consolidata

5. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/ IFRS 14 e secondo la circolare Banca d'Italia n. 262 del 22 dicembre 2005 è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali, si è proceduto innanzitutto all'individuazione dei seguenti settori di attività.

- *Retail*, che include i seguenti sottosettori:
  - retail;
  - promotori finanziari;
  - altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito).
- *Imprese e Private*.
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della Tesoreria a livello di Gruppo).
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio).
- *Corporate center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto).

I criteri di calcolo della redditività per settore di attività

I costi e i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti, inoltre i costi indiretti relativi ai servizi resi dal Corporate Center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate Center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni reali, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) o al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo).

Conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return on Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di gruppo del settore e il capitale da esso assorbito calcolato come sopra descritto.

Sintesi

	RETAIL[a]	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)						
esercizio 2005	639	175	30	54	59	950
esercizio 2004	604	172	33	46	60	916
Variazione 2005/2004 (%)	5,8%	1,6%	-11,4%	18,8%	-2,0%	3,7
UTILE DELL'OPERATIVITÀ CORRENTE (€/mil)						
esercizio 2005	152	45	19	44	10	271
esercizio 2004	126	47	21	32	17	244
Variazione 2005/2004 (%)	20,9%	-5,3%	-9,9%	34,6%	-41,0%	10,9%
UTILE NETTO (incluso pertinenza III) (€/mil)						
esercizio 2005	87	34	15	30	9	174
esercizio 2004	75	32	15	24	18	165
Variazione 2005/2004 (%)	15,2%	5,1%	1,6%	22,7%	-52,3%	5,5%
TOTALE ATTIVITÀ FRUTTIFERE (€/mil)						
esercizio 2005	9.243	4.065	3.615	2.598	975	20.497
esercizio 2004	8.420	3.974	3.691	2.247	937	19.270
Variazione 2005/2004 (%)	9,8%	2,3%	-2,0%	15,6%	4,0%	6,4%
TOTALE PASSIVITÀ ONEROSE (€/mil)						
esercizio 2005	11.835	2.370	1.696	28	863	16.792
esercizio 2004	11.564	1.969	1.654	28	819	16.034
Variazione 2005/2004 (%)	2,3%	20,4%	2,5%	0,0%	5,4%	4,7%
CAPITALE ALLOCATO MEDIO (€/mil)						
esercizio 2005	468	246	109	82	510	1.415
esercizio 2004	435	223	112	68	442	1.279
Variazione 2005/2004 (%)	7,6%	10,4%	-2,6%	22,2%	15,3%	10,6%
REDDITIVITÀ ANNUALIZZATA (%)						
esercizio 2005	18,6%	13,7%	13,6%	36,0%	1,7%	12,3%
esercizio 2004	17,3%	14,4%	13,0%	35,9%	4,1%	12,9%
Variazione 2005/2004 (%)	1,2%	-0,7%	0,6%	0,2%	-2,4%	-0,6%
PERSONALE (incl. tempo determinato)						
esercizio 2005	3.967	652	23	38	1.089	5.769
esercizio 2004	3.974	683	25	34	1.052	5.768
Variazione 2005/2004 (%)	-0,2%	-4,5%	-8,3%	11,8%	3,5%	0,0%

Note:

[a] La voce "Retail" comprende la divisione Retail della Capogruppo e le reti delle banche controllate.

Come commentato in precedenza, l'esercizio 2005 ha visto un miglioramento dei risultati complessivi, che si è concentrato soprattutto sul settore Retail. Degna di nota anche la crescita del Wealth Management, il cui utile netto inclusivo della quota dei terzi è cresciuto del 22,7%.
Per quanto riguarda la dinamica degli aggregati patrimoniali sottostanti le performance reddituali, si evidenzia una crescita tanto delle attività fruttifere (soprattutto nel Retail e nel Wealth Management) che delle passività onerose (in cui emerge il settore Imprese e Private).
Si segnala che i dati al 31 dicembre 2004 sono stati ricostruiti facendo uso, laddove necessario, di stime ragionevoli.

Retail

	Esercizio 2005	Esercizio 2004	Variazione 2005/2004
DATI ECONOMICI			
Margine d'interesse	382,2	344,6	10,9%
Commissioni nette e recuperi su DR e su conti creditori	248,4	249,0	-0,2%
Dividendi e utili (perdite) delle partecipazioni	0,7	0,2	362,3%
Risultato delle attività e passività finanziarie	8,0	10,4	-23,2%
Margine d'intermediazione lordo	639,3	604,2	5,8%
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	-35,5	-35,9	-1,1%
Margine d'intermediazione netto	604,0	568,3	6,3%
Spese di funzionamento	-454,9	-439,5	3,5%
Risultato operativo netto	149,1	128,8	15,8%
Accantonamenti netti ai fondi per rischi e oneri	-3,1	-1,9	61,8%
Altri costi e ricavi dell'operatività corrente	6,4	-0,8	-862,1%
Utile dell'operatività corrente	152,7	126,0	21,2%
Imposte sul reddito	-65,5	-50,6	29,4%
Utile netto (al lordo terzi)	87,2	75,4	15,7%
RICAVI DI SETTORE	604,0	568,3	6,3%
RISULTATO DI SETTORE	87,2	75,4	15,7%
CAPITALE ALLOCATO MEDIO	467,8	434,9	7,6%
INDICATORI (%)			
Redditività annualizzata	18,6%	17,3%	
Cost/ Income ratio	71,1%	72,7%	
GRANDEZZE PATRIMONIALI			
Totale attività della clientela			
Attività finanziarie	24.375	23.578	3,4%
- *raccolta diretta*	*11.809*	*11.783*	*0,2%*
- *raccolta indiretta*	*12.566*	*11.796*	*6,5%*
- *risparmio amministrato*	*3.483*	*3.295*	*5,7%*
- *risparmio gestito*	*9.083*	*8.500*	*6,9%*
- *Gpm, Gps, Gpf*	*2.249*	*1.967*	*14,3%*
- *fondi*	*4.390*	*4.266*	*2,9%*
- *assicurazioni*	*2.445*	*2.267*	*7,9%*
Attività finanziarie in portafoglio	507	592	-14,4%
Crediti netti a clientela	8.402	7.729	8,7%
Totale attività fruttifere	9.243	8.420	9,8%
Totale passività onerose	11.835	11.564	2,3%
STRUTTURA			
Personale	3.967	3.974	-0,2%
Filiali in Italia	527	510	3,3%

Il Retail, che rappresenta la parte quantitativamente più rilevante dell'attività del Gruppo, ha visto una crescita del margine d'intermediazione lordo di circa 35 milioni di euro, determinata sostanzialmente dalla crescita del margine d'interesse e dei ricavi da servizi per effetto dei maggiori volumi intermediati nell'esercizio. A fronte di questi maggiori ricavi si è assistito ad una crescita contenuta delle spese di funzionamento (+3,5%), mentre le rettifiche su crediti sono rimaste sostanzialmente invariate (-1,1%).
La raccolta diretta è aumentata dello 0,2% mentre l'indiretta ha visto una rilevante progressione nel comparto del risparmio gestito (+6,9% su base annua). Gli impieghi a clientela sono cresciuti dell'8,7%.

Imprese e Private

	Esercizio 2005	Esercizio 2004	Variazione 2005/2004
DATI ECONOMICI			
Margine d'interesse	**89,0**	**82,3**	**8,2%**
Commissioni nette e recuperi su DR e su conti creditori	80,6	81,9	-1,5%
Risultato delle attività e passività finanziarie	5,2	7,9	-34,5%
Margine d'intermediazione lordo	**174,8**	**172,0**	**1,6%**
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	-27,9	-27,7	0,8%
Margine d'intermediazione netto	**146,9**	**144,4**	**1,7%**
Spese di funzionamento	-100,7	-94,8	6,3%
Risultato operativo netto	**46,2**	**49,6**	**-6,9%**
Accantonamenti netti ai fondi per rischi e oneri	-0,2	-0,5	-49,4%
Altri costi e ricavi dell'operatività corrente	-1,1	-1,8	-35,8%
Utile dell'operatività corrente	**44,8**	**47,3**	**-5,3%**
Imposte sul reddito	-11,0	-15,2	-27,5%
Utile netto (al lordo terzi)	**33,8**	**32,1**	**5,1%**
RICAVI DI SETTORE	**146,9**	**144,4**	**1,7%**
RISULTATO DI SETTORE	**33,8**	**32,1**	**5,1%**
CAPITALE ALLOCATO MEDIO	**245,8**	**222,6**	**10,4%**
INDICATORI (%)			
Redditività annualizzata	**13,7%**	**14,4%**	
Cost/ Income ratio	57,6%	55,1%	
GRANDEZZE PATRIMONIALI			
Totale attività della clientela			
Attività finanziarie	9.841	9.009	9,2%
- raccolta diretta	*2.276*	*1.828*	*24,5%*
- raccolta indiretta	*7.566*	*7.181*	*5,4%*
- risparmio amministrato	*6.091*	*5.731*	*6,3%*
- risparmio gestito	*1.475*	*1.450*	*1,7%*
- Gpm, Gps, Gpf	*791*	*665*	*18,9%*
- fondi	*391*	*478*	*-18,1%*
- assicurazioni	*292*	*306*	*-4,5%*
Crediti netti a clientela	4.065	3.974	2,3%
Totale attività fruttifere	4.065	3.974	2,3%
Totale passività onerose	2.370	1.969	20,4%
STRUTTURA			
Personale	652	683	-4,5%
Centri imprese e private	23	22	4,5%
Filiali e uffici di rappresentanza all'estero	1	1	0,0%

Il settore Imprese e Private, ha conseguito una crescita del margine d'intermediazione lordo dell'1,6%, determinata sostanzialmente dalla progressione del margine d'interesse. A fronte di questi maggiori ricavi si è assistito ad una crescita delle spese di funzionamento di circa il 6,3%.
La raccolta diretta è aumentata del 24,5% e l'indiretta del 5,4%. Gli impieghi a clientela sono cresciuti del 2,3%.

Finanza

	Esercizio 2005	Esercizio 2004	Variazione 2005/2004
DATI ECONOMICI			
Margine d'interesse	4,1	16,2	-74,5%
Commissioni nette e recuperi su DR e su conti creditori	10,9	5,1	112,9%
Dividendi e utili (perdite) delle partecipazioni	0,7	0,5	31,4%
Risultato delle attività e passività finanziarie	13,8	11,5	20,1%
Margine d'intermediazione lordo	29,6	33,4	-11,4%
Margine d'intermediazione netto	29,6	33,4	-11,4%
Spese di funzionamento	-10,6	-12,4	-14,1%
Risultato operativo netto	19,0	21,0	-9,9%
Altri costi e ricavi dell'operatività corrente	-0,2	-0,2	-11,5%
Utile dell'operatività corrente	18,8	20,8	-9,9%
Imposte sul reddito	-4,0	-6,3	-36,5%
Utile netto (al lordo terzi)	14,8	14,5	1,6%
RICAVI DI SETTORE	29,6	33,4	-11,4%
RISULTATO DI SETTORE	14,8	14,5	1,6%
CAPITALE ALLOCATO MEDIO	108,8	111,7	-2,6%
INDICATORI (%)			
Redditività annualizzata	13,6%	13,0%	
Cost/Income ratio	35,9%	37,0%	
GRANDEZZE PATRIMONIALI			
Totale attività della clientela			
Attività finanziarie	863	705	22,4%
- raccolta diretta	863	705	22,4%
Attività finanziarie in portafoglio	1.872	1.834	2,1%
Crediti netti a clientela	475	578	-17,8%
Totale attività fruttifere	3.615	3.691	-2,0%
Totale passività onerose	1.696	1.654	2,5%
STRUTTURA			
Personale	23	25	-8,3%

Il settore Finanza mantiene un risultato operativo netto sostanzialmente allineato rispetto al precedente esercizio seppur in presenza di una contrazione delle attività fruttifere (-2,0%) e di una espansione delle passività onerose (+2,5%).

Degna di nota la contrazione delle spese di funzionamento, che si è cifrata in circa 14 punti percentuali in meno rispetto al precedente esercizio.

Wealth management

	Esercizio 2005	Esercizio 2004	Variazione 2005/2004
DATI ECONOMICI			
Margine d'interesse	**35,4**	**24,4**	**45,4%**
Commissioni nette e recuperi su DR e su conti creditori	-1,2	3,3	-136,2%
Dividendi e utili (perdite) delle partecipazioni	5,0	0,6	762,1%
Risultato delle attività e passività finanziarie	6,8	0,8	769,3%
Risultato netto della gestione assicurativa	12,1	16,9	-28,2%
Margine d'intermediazione lordo	**58,2**	**45,9**	**26,9%**
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	0,0	0,4	-100,0%
Margine d'intermediazione netto	**58,2**	**46,3**	**25,7%**
Spese di funzionamento	-14,8	-13,9	6,3%
Risultato operativo netto	**43,4**	**32,4**	**34,1%**
Accantonamenti netti ai fondi per rischi e oneri	0,0	0,1	-100,0%
Altri costi e ricavi dell'operatività corrente	0,3	0,0	100,0%
Utile dell'operatività corrente	**43,7**	**32,5**	**34,7%**
Imposte sul reddito	-14,0	-8,3	69,3%
Utile netto (al lordo terzi)	**29,7**	**24,2**	**22,8%**
RICAVI DI SETTORE	**58,2**	**46,3**	**25,7%**
RISULTATO DI SETTORE	**29,7**	**24,2**	**22,8%**
CAPITALE ALLOCATO MEDIO	**82,5**	**67,5**	**22,2%**
INDICATORI (%)			
Redditività annualizzata	36,0%	35,9%	
Cost/Income ratio	25,4%	30,4%	
GRANDEZZE PATRIMONIALI			
Totale attività della clientela			
Attività finanziarie	0	28	-100,0%
- raccolta diretta	*0*	*28*	*-100,0%*
Attività finanziarie in portafoglio	2.746	2.544	7,9%
Totale attività fruttifere	2.598	2.247	15,6%
Totale passività onerose	28	28	0,0%
STRUTTURA			
Personale	38	34	11,8%

Il Wealth Management mostra un incremento delle attività fruttifere pari al 15,6% su base annua, che si è ripercosso sulla sostenuta crescita manifestata dal Margine d'intermediazione, che è stata pari a circa 12 milioni di euro (+25,7%). Questo incremento del margine caratteristico è stato solo parzialmente compensato dalla crescita delle spese di funzionamento (pari a circa 0,9 milioni di euro) per cui la redditività corrente ha mostrato un aumento del 34,6% rispetto al 2004.

Corporate center

Le funzioni centrali includono e attività di holding, la gestione degli investimenti partecipativi, degli immobili e delle sofferenze di Gruppo.
La componente prevalente è rappresentata dalle unità organizzative che svolgono le attività di governo, supporto e controllo degli altri settori di attività, che vengono ribaltati su di questi secondo i meccanismi descritti nella parte introduttiva di questo capitolo. In questo settore vengono anche rilevati gli utili prodotti da Findomestic Gruppo, sottoposto a controllo congiunto e consolidato con il metodo del patrimonio netto; per maggiori dettagli riguardo l'andamento di Findomestic Gruppo si veda quanto riportato precedentemente con riferimento alle "interessenze partecipative".
Il Corporate center ha registrato una diminuzione dell'utile di periodo rispetto all'esercizio precedente a cui ha contribuito la rilevazione di maggiori accantonamenti per rischi ed oneri rilevati dal Gruppo, che vengono imputati principalmente in questo comparto.

6. Altre informazioni

Le operazioni infragruppo e con parti correlate

Le operazioni fra Banca CR Firenze S.p.A., società controllate e società sottoposte ad influenza notevole sono state poste in essere, nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica.
Le operazioni con parti correlate, come definite dalla Consob con le comunicazioni del 20 febbraio 1997 e del 27 febbraio 1998, ed in particolare quelle con gli azionisti che hanno conferito quote partecipative in un patto di sindacato nonché con le imprese ad essi eventualmente riconducibili, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a condizioni in linea con il mercato.
Ulteriori dati ed informazioni sulle suddette operazioni sono riportate nell'apposita Sezione della nota integrativa del bilancio dell'Impresa nonché nella Parte G della nota integrativa consolidata.

L'evoluzione prevedibile della gestione

L'andamento dei risultati consolidati è fortemente dipendente da quello della Capogruppo e di Findomestic Banca S.p.A. Si rinvia pertanto integralmente alla relazione sulla gestione a corredo del bilancio della Capogruppo stessa sia per quanto riguarda i riferimenti alle previsioni economiche, sia per gli obiettivi attesi il cui perseguimento determinerà l'evoluzione della gestione a livello di Gruppo.

Struttura e allegati al bilancio consolidato

Introduzione

In qualità di Capogruppo ai sensi dell'articolo 25 del Decreto Legislativo n. 87 del 27 gennaio 1992, Banca CR Firenze S.p.A. è iscritta all'Albo dei Gruppi Bancari ed è pertanto tenuta a predisporre il bilancio consolidato dell'omonimo Gruppo; in proposito si ricorda che in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") ed alla Circolare Banca d'Italia del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione", il bilancio consolidato è stato redatto secondo i principi IAS/IFRS e che in sede di prima applicazione di tali principi (*First Time Adoption* - "FTA"), in base a quanto previsto dall'IFRS 1 - "Prima applicazione degli International Financial Reporting Standards", sono stati determinati i saldi di apertura delle attività e passività in essere alla data di transizione agli IAS/IFRS, corrispondente all'inizio del primo periodo antecedente il primo bilancio redatto secondo gli IAS/IFRS, imputando le differenze rispetto agli importi ottenuti applicando i precedenti principi contabili in specifiche voci di patrimonio netto, al netto del relativo effetto fiscale. Si ricorda infine che in ottemperanza con le disposizioni di transizione riportate negli IAS/IFRS il Gruppo ha applicato i principi in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 ed IFRS 2 e 4, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti di assicurazione, adottati con effetti contabili dal 1° gennaio 2005; per informazioni più dettagliate riferite all'FTA si rimanda a quanto riportato al punto A.1 Parte Generale - Sezione 5 della "Parte A - Politiche Contabili" della nota integrativa consolidata.

Il bilancio consolidato per l'esercizio 2005 è corredato dalla relazione degli Amministratori della Capogruppo sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa, predisposti secondo gli schemi previsti dalla Circolare sopra indicata.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, lo stato patrimoniale e il conto economico sono redatti in migliaia di euro mentre la nota integrativa è redatta in milioni di euro, poiché il totale attivo del Gruppo supera ampiamente il parametro dimensionale di 10 miliardi di euro stabilito in merito dalla Banca d'Italia; di conseguenza, per un immediato ed agevole raccordo con i valori contenuti nella nota integrativa, anche il prospetto delle variazioni del patrimonio netto ed il rendiconto finanziario sono redatti in milioni di euro. Per tutti i conti dello stato patrimoniale e del conto economico sono inoltre indicati gli importi dell'esercizio precedente.

I dati comparativi della nota integrativa sono stati riportati limitatamente ai valori risultanti dall'applicazione degli IAS/IFRS in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, mentre per i principi IAS 32 e 39 ed IFRS 2 e 4, adottati con effetti contabili dal 1° gennaio 2005, i suddetti dati non sono stati esposti, non essendo disponibili appropriati valori riferiti all'esercizio 2004; per eventuali ulteriori informazioni ed analisi su tali valori si rimanda a quanto riportato nella nota integrativa consolidata del bilancio 2004.

Come richiesto dalla Circolare Banca d'Italia del 22 dicembre 2005, il prospetto di raccordo tra patrimonio netto e utile d'esercizio della Capogruppo ed i corrispondenti valori del bilancio consolidato viene riportato nella relazione sulla gestione consolidata.

Il bilancio consolidato del Gruppo viene sottoposto a revisione contabile a cura della società di revisione PricewaterhouseCoopers S.p.A., in esecuzione della delibera assembleare del 28 aprile 2003 che ha attribuito l'incarico alla suddetta società per il triennio 2003/2005.

Stato patrimoniale consolidato

	VOCI DELL'ATTIVO *(importi in milioni di euro)*	31 dicembre 2005	31 dicembre 2004 (*)
10	Cassa e disponibilità liquide	178.954	136.608
20	Attività finanziarie detenute per la negoziazione	621.167	755.349
30	Attività finanziarie valutate al *fair value*	1.563.386	1.412.740
40	Attività finanziarie disponibili per la vendita	2.994.699	2.708.600
60	Crediti verso banche	1.532.342	1.548.946
70	Crediti verso clientela	13.146.695	12.249.570
80	Derivati di copertura	50.959	59.775
100	Partecipazioni	435.139	371.574
110	Riserve tecniche a carico dei riassicuratori	643	664
120	Attività materiali	446.947	469.366
130	Attività *immateriali* di cui: - avviamento	311.474 *290.854*	308.409 *275.774*
140	Attività fiscali *a) correnti* b) anticipate	242.643 *141.062* *101.581*	298.126 *181.787* *116.339*
160	Altre attività	636.993	689.930
	Totale dell'attivo	**22.162.041**	**21.009.657**

(*) N.B.: i valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS/IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi; si precisa inoltre che la descrizione delle voci e la classificazione degli importi riferiti a tale data non corrispondono interamente a quelli contenuti nei prospetti di riconciliazione predisposti nell'ambito dell'FTA, in quanto solo in data 22 dicembre 2005 la Banca d'Italia ha emanato gli schemi di stato patrimoniale in versione definitiva e le istruzioni definitive per la loro compilazione.

VOCI DEL PASSIVO E DEL PATRIMONIO NETTO (importi in migliaia di euro)		31 dicembre 2005	31 dicembre 2004 (*)
10	Debiti verso banche	873.349	982.538
20	Debiti verso clientela	10.253.455	9.820.560
30	Titoli in circolazione	5.248.297	4.731.981
40	Passività finanziarie di negoziazione	19.415	42.289
50	Passività finanziarie valutate al *fair value*	1.786.272	1.773.283
60	Derivati di copertura	16.886	10.459
80	Passività fiscali	183.438	171.760
	a) correnti	*125.048*	*116.796*
	b) differite	*58.390*	*54.964*
100	Altre passività	981.210	999.921
110	Trattamento di fine rapporto del personale	193.393	187.889
120	Fondi per rischi e oneri:	256.222	248.886
	a) quiescenza e obblighi simili	*197.888*	*174.482*
	b) altri fondi	*58.334*	*74.404*
130	Riserve tecniche	929.362	760.375
140	Riserve da valutazione	129.823	101.870
170	Riserve	340.782	241.516
180	Sovrapprezzi di emissione	57.554	56.319
190	Capitale	648.116	648.033
210	Patrimonio di pertinenza di terzi (+/-)	95.455	89.311
220	Utile (Perdita) d'esercizio (+/-)	149.018	142.667
Totale del passivo e del patrimonio netto		**22.162.041**	[illegible]

(*) N.B.: i valori riportati nella presente colonna corrispondono ai saldi di apertura al 1° gennaio 2005 delle relative poste, in quanto sono stati calcolati applicando tutti i principi IAS/IFRS inclusi i principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire da tale data, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti assicurativi; si precisa inoltre che la descrizione delle voci e la classificazione degli importi riferiti a tale data non corrispondono interamente a quelli contenuti nei prospetti di riconciliazione predisposti nell'ambito dell'FTA, in quanto solo in data 22 dicembre 2005 la Banca d'Italia ha emanato gli schemi di stato patrimoniale in versione definitiva e le istruzioni definitive per la loro compilazione.

Conto economico consolidato

VOCI (importi in milioni di euro)		31 dicembre 2005	31 dicembre 2004 (*)
10	Interessi attivi e proventi assimilati	746.420	672.292
20	Interessi passivi e oneri assimilati	(246.816)	(207.454)
30	Margine di interesse	499.604	464.838
40	Commissioni attive	316.706	318.019
50	Commissioni passive	(51.833)	(50.511)
60	Commissioni nette	264.873	267.508
70	Dividendi e proventi simili	10.355	9.131
80	Risultato netto dell'attività di negoziazione	30.537	36.245
90	Risultato netto dell'attività di copertura	3.284	0
100	Utili (perdite) da cessione o riacquisto di:	12.275	10.254
	b) attività finanziarie disponibili per la vendita	*9.732*	*10.254*
	d) passività finanziarie	*2.543*	*0*
110	Risultato netto delle attività e passività finanziarie valutate al *fair value*	13.419	33.502
120	Margine di intermediazione	834.347	821.478
130	Rettifiche/Riprese di valore nette per deterioramento di:	(56.378)	(62.212)
	a) crediti	*(53.489)*	*(59.864)*
	b) attività finanziarie disponibili per la vendita	*(1.536)*	*(2.348)*
	d) altre operazioni finanziarie	*(1.353)*	*0*
140	Risultato netto della gestione finanziaria	777.969	759.266
150	Premi netti	385.828	322.775
160	Saldo altri proventi/oneri della gestione assicurativa	(394.581)	(339.419)
170	Risultato netto della gestione finanziaria e assicurativa	769.216	742.622
180	Spese amministrative:	(616.119)	(578.121)
	a) spese per il personale	*(389.452)*	*(375.271)*
	b) altre spese amministrative	*(226.667)*	*(202.850)*
190	Accantonamenti netti ai fondi per rischi e oneri	(17.257)	(9.356)
200	Rettifiche/Riprese di valore nette su attività materiali	(30.662)	(26.213)
210	Rettifiche/Riprese di valore nette su attività immateriali	(23.937)	(33.255)
220	Altri oneri/proventi di gestione	123.829	94.265
230	Costi operativi	(564.146)	(552.680)
240	Utili (Perdite) delle partecipazioni	61.451	49.890
250	Risultato netto della valutazione al fair value delle attività materiali e immateriali	1.223	3.471
270	Utili (Perdite) da cessione di investimenti	2.722	1.002
280	Utile (Perdita) della operatività corrente al lordo delle imposte	270.466	244.305
290	Imposte sul reddito dell'esercizio dell'operatività corrente	(95.592)	(79.600)
300	Utile (Perdita) della operatività corrente al netto delle imposte	174.874	164.705
320	Utile (Perdita) d'esercizio	174.874	164.705
330	Utile (Perdita) d'esercizio di pertinenza di terzi	(25.856)	(22.038)
340	Utile (Perdita) d'esercizio di pertinenza della capogruppo	149.018	142.667

(*) N.B.: i valori riportati nella presente colonna sono stati calcolati applicando tutti i principi IAS/IFRS con l'esclusione dei principi IAS 32 e 39 ed IFRS 2 e 4, adottati a partire dal 1° gennaio 2005, che disciplinano gli *strumenti finanziari*, i pagamenti basati su azioni ed i contratti assicurativi; ai fini di comparabilità si precisa peraltro che al 31 dicembre 2004 la voce 90 non è stata valorizzata in quanto a tale data il risultato dell'attività di copertura non veniva rilevato, mentre relativamente alle voci 110, 150 e 160, interamente riferite ad imprese assicurative, l'applicazione dei principi IAS 39 ed IFRS 4 è stata anticipata all'esercizio 2004 effettuando delle stime per ottenere una classificazione omogenea con l'anno 2005.

Struttura e allegati al bilancio consolidato

Prospetto delle variazioni del patrimonio netto consolidato

	Esistenze al 31.12.2004 di pertinenza del Gruppo	Esistenze al 31.12.2004 di pertinenza di terzi	Modifica saldi apertura di pertinenza del Gruppo	Modifica saldi apertura di pertinenza di terzi	Esistenze al 1.1.2005 di pertinenza del Gruppo	Esistenze al 1.1.2005 di pertinenza di terzi	Allocazione risultato esercizio precedente: Riserve di pertinenza del Gruppo	Riserve di pertinenza di terzi	Dividendi e altre destinazioni	VARIAZIONI DELL'ESERCIZIO: Variazioni di riserve di pertinenza del Gruppo	Variazioni di riserve di pertinenza di terzi	Operazioni sul patrimonio netto: Emissione nuove azioni	Acquisto azioni proprie	Distribuzione straordinaria dividendi	Variazione strumenti di capitale	Derivati su proprie azioni	Stock options	Utile (Perdita) di esercizio 31.12.2005 di pertinenza del Gruppo	Utile (Perdita) di esercizio 31.12.2005 di pertinenza di terzi	Patrimonio netto al 31.12.2005 di pertinenza del Gruppo	Patrimonio netto al 31.12.2005 di pertinenza di terzi
Capitale:	648	0	0	0	648	0	0	0	0	0	0	0	0	0	0	0	0	0	0	648	0
a) azioni ordinarie	648	0	0	0	648	0	0	0	0	0	0	0	0	0	0	0	0	0	0	648	0
b) altre azioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sovrapprezzi di emissione	56	0	1	0	57	0	0	0	0	0	0	0	0	0	0	0	1	0	0	58	0
Riserve:	345	192	(104)	(144)	241	48	143	22	(60)	17	0	0	0	0	0	0	0	0	0	341	40
a) di utili	346	192	0	(144)	346	48	37	0	(60)	64	0	0	0	0	0	0	0	0	0	387	18
b) altre	(1)	0	(104)	0	(105)	0	106	22	0	(47)	0	0	0	0	0	0	0	0	0	(46)	22
Riserve da valutazione:	0	0	102	19	102	19	0	0	0	28	15	0	0	0	0	0	0	0	0	130	30
a) disponibili per la vendita	0	0	48	1	48	1	0	0	0	(2)	4	0	0	0	0	0	0	0	0	46	4
b) copertura flussi finanziari	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
c) rivalutazione immobili	0	0	54	18	54	18	0	0	0	30	11	0	0	0	0	0	0	0	0	84	26
Strumenti di capitale	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Azioni proprie	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Utile (Perdita) di esercizio	102	17	41	5	143	22	(143)	(22)	0	0	0	0	0	0	0	0	0	149	26	149	26
Patrimonio netto	1.151	209	40	(120)	1.191	89	0	0	(60)	45	15	0	0	0	0	0	1	149	26	1.326	96

Rendiconto finanziario consolidato

METODO INDIRETTO (importi in milioni di euro)	Importo 31 dicembre 2005
A. ATTIVITÀ OPERATIVA	
1. Gestione	321
- risultato d'esercizio (+/-)	143
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al *fair value* (-/+)	(70)
- plus/minusvalenze su attività di copertura (-/+)	(3)
- rettifiche/riprese di valore nette per deterioramento (+/-)	56
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	75
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	17
- premi netti non incassati (-)	(365)
- altri proventi/oneri assicurativi non incassati (-/+)	395
- imposte e tasse non liquidate (+)	60
- *rettifiche/riprese di valore nette dei gruppi di attività in via di dismissione al netto dell'effetto fiscale (-/+)*	0
- altri aggiustamenti (+/-)	47
2. Liquidità generata/assorbita dalle attività finanziarie	(1.117)
- attività finanziarie detenute per la negoziazione	204
- attività finanziarie valutate al *fair value*	(150)
- attività finanziarie disponibili per la vendita	(286)
- crediti verso banche: a vista	7
- crediti verso banche: altri crediti	10
- crediti verso clientela	(954)
- altre attività	53
3. Liquidità generata/assorbita dalle passività finanziarie	926
- debiti verso banche: a vista	5
- debiti verso banche: altri debiti	2
- debiti verso clientela	432
- titoli in circolazione	517
- passività finanziarie di negoziazione	(23)
- passività finanziarie valutate al *fair value*	13
- altre passività	(18)
Liquidità netta generata/assorbita dall'attività operativa	130
B. ATTIVITÀ DI INVESTIMENTO	
1. Liquidità generata da	28
- vendite di partecipazioni	0
- dividendi incassati su partecipazioni	0
- vendite di attività finanziarie detenute sino alla scadenza	0
- vendite di attività materiali	28
- vendite di attività immateriali	0
- vendite di società controllate e di rami d'azienda	0
2. Liquidità assorbita da	56
- acquisti di partecipazioni	0
- acquisti di attività finanziarie detenute sino alla scadenza	0
- acquisti di attività materiali	[illegible]
- acquisti di attività immateriali	31
- acquisti di società controllate e di rami d'azienda	0
Liquidità netta generata/assorbita dall'attività d'investimento	(28)
C. ATTIVITÀ DI PROVVISTA	
- emissioni/acquisti di azioni proprie	0
- emissioni/acquisti di strumenti di capitale	0
- distribuzione dividendi e altre finalità	(60)
Liquidità netta generata/assorbita dall'attività di provvista	(60)
LIQUIDITÀ NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	42

LEGENDA: (+) generata (-) assorbita

RICONCILIAZIONE Voci di bilancio	Importo 31 dicembre 2005
Cassa e disponibilità liquide all'inizio dell'esercizio	137
Liquidità totale netta generata/assorbita nell'esercizio	42
Cassa e disponibilità liquide: *effetto della variazione dei cambi*	0
Cassa e disponibilità liquide alla chiusura dell'esercizio	179

Nota integrativa consolidata

Parte A - Politiche contabili

A.1 - PARTE GENERALE

Sezione 1 - Dichiarazione di conformità ai principi contabili internazionali

Il bilancio consolidato del Gruppo Banca CR Firenze ("Gruppo") per l'esercizio 2005 è conforme ai principi contabili internazionali IAS/IFRS, emanati dall'International Accounting Standard Board ("IASB"), adottati dalla Commissione Europea con il Regolamento CE n. 1606/2002 e recepiti nel nostro ordinamento con il Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") e con la Circolare Banca d'Italia n. 262 del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione" tenendo anche conto, per le fattispecie applicabili, delle interpretazioni dell'International Financial Reporting Interpretations Commitee ("IFRIC"); in proposito si ricorda che in sede di prima applicazione dei suddetti principi (*First Time Adoption* - "FTA") è stato necessario determinare i saldi di apertura delle attività e delle passività in essere alla data di transizione agli IAS/IFRS, che corrisponde all'inizio del primo periodo antecedente il primo bilancio redatto secondo gli IAS/IFRS. In base a quanto prescritto dal principio contabile internazionale IFRS 1 - "Prima applicazione degli International Financial Reporting Standards", alla data di transizione le differenze fra le suddette attività e passività calcolate in conformità ai principi IAS/IFRS e gli importi determinati applicando i precedenti principi contabili sono state pertanto imputate a specifiche voci di patrimonio netto, al netto del relativo effetto fiscale; inoltre, in ottemperanza con le disposizioni di transizione esposte negli IAS/IFRS, il Gruppo ha applicato i principi in vigore alla data del 31 dicembre 2005 con effetti contabili dal 1° gennaio 2004, fatta eccezione per i principi IAS 32 e 39 ed IFRS 2 e 4, che disciplinano gli strumenti finanziari, i pagamenti basati su azioni ed i contratti di assicurazione, adottati con effetti contabili dal 1° gennaio 2005. Per informazioni più dettagliate riferite all'FTA si rimanda a quanto riportato al punto 1 - "La prima applicazione degli IAS/IFRS da parte del Gruppo" della successiva Sezione 5 - Altri aspetti.

Lo stato patrimoniale di apertura alla data di transizione ai principi IAS/IFRS è stato redatto applicando le seguenti regole previste dall'IFRS 1:

- sono state rilevate le attività e passività la cui iscrizione è richiesta dagli IAS/IFRS;
- sono state eliminate le attività e passività la cui iscrizione non è consentita dagli IAS/IFRS;
- sono state riclassificate le poste riferite ad un diverso tipo di attività, passività o componente di patrimonio netto in base agli IAS/IFRS;
- sono stati applicati gli IAS/IFRS nella valutazione di tutte le attività e passività rilevate in base a tali principi.

Si ricorda infine che in sede di redazione della relazione semestrale consolidata al 30 giugno 2005 il Gruppo, in conformità con quanto previsto dalla delibera Consob n. 14990 del 14 aprile 2005 in materia di informativa societaria, ha applicato i principi IAS/IFRS per predisporre, secondo le modalità sopra indicate, i prospetti di riconciliazione tra patrimonio e risultato netto richiesti dall'IFRS 1; tali prospetti, riportati nella successiva Sezione 5, sono stati oggetto di revisione contabile completa da parte della PricewaterhouseCoopers, che ha emesso la propria relazione in data 24 ottobre 2005. Di seguito vengono pertanto illustrate le politiche contabili, conformi al regolamento n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ed alla Circolare Banca d'Italia n. 262 del 22 dicembre 2005, utilizzate per redigere i prospetti contabili sopra menzionati e per la predisposizione del bilancio consolidato del Gruppo al 31 dicembre 2005.

Sezione 2 - Principi generali di redazione

I suddetti principi sono i seguenti:

a) *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b) *competenza economica*: i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario; è applicato il criterio della correlazione fra costi e ricavi;
c) *coerenza di rappresentazione*: per garantire la comparabilità dei dati e delle informazioni contenute nello stato patrimoniale, nel conto economico e nella nota integrativa, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone nella nota integrativa le ragioni e la natura ed indicandone gli effetti sulla rappresentazione della situazione del Gruppo;

d) *rilevanza ed aggregazione:* ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e) *divieto di compensazione:* è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f) *raffronto con l'esercizio precedente:* in accordo con quanto previsto dalle disposizioni emanate dalla Banca d'Italia, gli schemi di stato patrimoniale e di conto economico riportano gli importi dell'esercizio precedente eventualmente adattati, ove possibile, per assicurare la loro comparabilità; ulteriori raffronti dei dati sono presentati, se disponibili, negli altri prospetti e nelle tabelle della nota integrativa.

Sezione 3 - Area e metodi di consolidamento

1. Partecipazioni in società controllate in via esclusiva e in modo congiunto (consolidate proporzionalmente)

L'area di consolidamento include la Capogruppo e le società da essa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazioni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai nuovi principi e dalle loro interpretazioni, con particolare riferimento al SIC 12 per l'esistenza di una situazione di controllo; a seguito dell'adozione dei principi IAS/IFRS, nell'area di consolidamento sono pertanto comprese le seguenti società (tutte consolidate integralmente):

Denominazioni imprese	Sede	Tipo di rapporto (1)	Rapporto di partecipazione	
			Impresa partecipante	Quota %
A. Imprese				
A.1 Consolidate integralmente				
1. Cassa di Risparmio di Firenze S.p.A.	Firenze	1		-
2. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	1	A.1.1	60,000
3. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	1	A.1.1	73,570
4. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (RM)	1	A.1.1	51,000
5. Cassa di Risparmio di Mirandola S.p.A.	Mirandola (MO)	1	A.1.1	99,899
6. Cassa di Risparmio della Spezia S.p.A.	La Spezia (SP)	1	A.1.1	68,090
7. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	1	A.1.1	80,000
8. Centro Riscossione Tributi - CERIT S.p.A.	Scandicci (FI)	1	A.1.1	100,000
9. Società Riscossione Tributi - S.R.T. S.p.A.	La Spezia	1	A.1.6	100,000
10. Infogroup S.p.A.	Firenze	1	A.1.1	94,000
			A.1.2	4,000
			A.1.3	1,000
			A.1.4	1,000
11. Immobiliare Nuova Sede S.r.l.	Firenze	1	A.1.1	100,000
12. City Life S.p.A.	Firenze	1	A.1.1	60,000
			A.1.10	40,000
13. Perseo Finance S.r.l.	Conegliano (TV)	1	A.1.1	60,000
14. Centrovita Assicurazioni S.p.A.	Firenze	1	A.1.1	43,000
			A.1.2	8,000
15. CR Firenze Mutui S.r.l.	Firenze	4	A.1.1	10,000

LEGENDA
(1) Tipo di rapporto:
1 = maggioranza dei diritti di voto nell'assemblea ordinaria
2 = influenza dominante nell'assemblea ordinaria
3 = accordi con altri soci
4 = altre forme di controllo
5 = direzione unitaria ex art. 26, comma 1, del Decreto Legislativo n. 87/1992
6 = direzione unitaria ex art. 26, comma 2, del Decreto Legislativo n. 87/1992
7 = controllo congiunto
Si precisa che non vi sono limitazioni all'esercizio dei diritti di voto.

2. *Altre informazioni*
Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva ed alle società controllate in via congiunta (Gruppo Findomestic) sono regolate dai seguenti criteri:
Controllate in via esclusiva: le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi ed i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica, vengono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico; l'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata, non attribuibile ad altre voci dell'attivo e del passivo, viene iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (*impairment test*) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.
Controllate in via congiunta: le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.

Sezione 4 - Eventi successivi alla data di riferimento del bilancio
Oltre alla candidatura della Capogruppo come acquirente di azioni di SI Holding S.p.A., capogruppo della Società Cartasi, al fine di acquisire il controllo della stessa SI Holding, è stata autorizzata dalla Banca d'Italia l'acquisizione della Daewoo Bank S.A. (Romania) per una quota di partecipazione pari al 56,23% ed il rilascio di opzioni put per una percentuale del capitale pari al 26,77%; non si registrano altri fatti di rilievo per il Gruppo avvenuti dopo la chiusura dell'esercizio 2005 che non siano già stati indicati nella Relazione sulla gestione del bilancio dell'Impresa, in quanto più specificatamente riferibile alla Capogruppo.

Sezione 5 - Altri aspetti
1. La prima applicazione degli IAS/IFRS da parte del Gruppo
In sede di FTA gli strumenti finanziari (titoli, crediti e debiti di natura finanziaria, contratti derivati e partecipazioni minoritarie) sono stati riclassificati nelle nuove categorie previste dagli IAS/IFRS in base a quanto disposto dall'IFRS 1, che in sede di transizione ai principi IAS/IFRS ha consentito l'utilizzo di tali categorie, in deroga alla regola generale che prevede l'alimentazione delle suddette voci solo al momento dell'acquisto dello strumento finanziario; in particolare, i crediti verso la clientela e verso banche hanno mantenuto tale classificazione sia nel caso di crediti originati dal Gruppo sia nel caso di crediti acquistati da terzi. Hanno inoltre conservato la qualifica di crediti anche le operazioni pronti contro termine, i crediti commerciali ed i crediti originati da operazioni di leasing finanziario ed anche la classificazione dei conti di provvista da clientela e da banche è risultata analoga alla precedente.
Ai contratti derivati è stata attribuita diversa allocazione a seconda che si tratti di contratti stipulati con finalità di *trading* od a scopo di copertura, iscrivendo i primi nelle voci "Attività finanziarie detenute per la negoziazione" o "Passività finanziarie di negoziazione", se aventi rispettivamente valore positivo o negativo, mentre i secondi, qualora siano stati designati come strumenti di copertura "efficaci", hanno trovato allocazione alla voce "Derivati di copertura", iscritta nell'attivo per i contratti aventi valore positivo ovvero nel passivo in caso di valore negativo. In presenza di una copertura "non efficace" o nel caso di copertura non riconosciuta dagli IAS/IFRS, i contratti derivati sono stati classificati di *trading*.
Le partecipazioni hanno mantenuto l'esposizione nelle relative voci di bilancio solo se riferibili ad investimenti partecipativi di controllo, di collegamento ovvero in *joint ventures*; tutte le altre interessenze sono state iscritte come "Attività finanziarie disponibili per la vendita". La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.
Ai fini della ridefinizione dell'area di consolidamento in seguito all'applicazione dei nuovi principi e delle loro interpretazioni, sono state individuate le partecipazioni delle quali è stato necessario effettuare il consolidamento integrale vale a dire, in particolare, Centrovita Assicurazioni S.p.A. e Immobiliare Nuova Sede S.r.l., in precedenza escluse dalla suddetta area in quanto non esercitavano attività bancaria o finanziaria ovvero, pur esercitandola, il totale dell'attivo di bilancio non risultava significativo; inoltre, in base a quanto previsto dallo IAS 31, la *joint venture* in Findomestic Banca S.p.A. è stata consolidata con il metodo del patrimonio netto anziché con il metodo proporzionale, adottato in precedenza come richiesto dall'articolo 35 del Decreto Legislativo n. 87/1992. Infine, per quanto riguarda il consolidamento

della Cassa di Risparmio della Spezia S.p.A., i relativi saldi di apertura delle voci di bilancio sono stati inclusi nei valori del bilancio consolidato al 1° gennaio 2004, per rilevare l'acquisizione del controllo a tale data ai sensi degli IAS/IFRS.
L'IFRS 1 ha previsto, in sede di prima applicazione degli IAS/IFRS, alcune esenzioni facoltative rispetto ai requisiti di conformità a tali principi; in particolare, il Gruppo si è avvalso delle esenzioni di seguito riportate:

- *aggregazioni di imprese*: l'esenzione ha riguardato la possibilità di non adottare retroattivamente le norme IAS/IFRS alle aggregazioni di imprese avvenute prima della data di prima applicazione (1° gennaio 2004). In tal modo gli avviamenti esistenti possono non essere rideterminati secondo le disposizioni previste dai principi contabili internazionali ed il valore contabile di carico di tali avviamenti iscritti nel bilancio alla prima data di transizione agli IFRS è stato pertanto riportato senza alcuna rettifica;
- *fair value o rideterminazione del valore come sostituto del costo*: l'esenzione ha consentito di utilizzare il *fair value* degli immobili alla data di passaggio agli IAS/IFRS come sostituto del costo a tale data;
- *designazione di strumenti finanziari precedentemente rilevati*: l'esenzione ha consentito di designare gli strumenti finanziari posseduti come attività/passività valutate al fair value o come disponibili per la vendita alla data di transizione agli IAS/IFRS;
- *benefici ai dipendenti (trattamento di fine rapporto)*: l'esenzione ha consentito di rilevare in prima applicazione tutti gli utili e le perdite attuariali relative a periodi precedenti con imputazione al patrimonio netto;
- *opzioni con pagamenti basati su azioni*: per gli strumenti di partecipazione agli utili assegnati prima della data di entrata in vigore degli IAS/IFRS, il Gruppo si è avvalso della facoltà di non applicare l'IFRS 2 alla medesima data;
- *prima applicazione degli IAS/IFRS relativi a strumenti finanziari, pagamenti basati su azioni e contratti assicurativi*: il Gruppo si è avvalso della facoltà prevista dall'IFRS 1 di non adottare tali principi per presentare le informazioni comparative relative all'esercizio 2004 in applicazione degli IAS 32 e IAS 39 e degli IFRS 2 e 4; di conseguenza, i dati raffrontativi di tale esercizio relativi a strumenti finanziari, pagamenti basati su azioni e contratti assicurativi sono pertanto esposti sulla base dei criteri di rilevazione e misurazione utilizzati per la predisposizione del bilancio al 31 dicembre 2004;
- *attività/passività cancellate*: è consentita la non iscrizione in bilancio delle attività o passività finanziarie cedute e cancellate, in base ai precedenti principi contabili nazionali, anteriormente al 1° gennaio 2004 se tale cancellazione non rispetta i requisiti previsti dallo IAS 39; in particolare, rientrano in tale fattispecie tutte le cartolarizzazioni di attività finanziarie effettuate dal Gruppo, ai sensi della Legge n. 130 del 1999, in data anteriore al 1° gennaio 2004, che non sono state incluse nell'area di consolidamento in quanto il relativo portafoglio crediti ceduto è stato cancellato dal bilancio della banca cedente e della società veicolo in applicazione dei precedenti principi contabili.

Si ricorda infine che il Gruppo ha ritenuto di non aderire alla cosiddetta *Fair Value Option* (approvata dallo IASB in data 16 giugno 2005 e dall'Accounting Regulatory Committee in data 8 luglio 2005), ad eccezione delle polizze assicurative (contratti stipulati dalla controllata Centrovita Assicurazioni S.p.A.), che limitatamente ai titoli quotati risultavano già valorizzate al *fair value* nel bilancio al 31 dicembre 2004.

2. Prospetti di riconciliazione e note di commento alle variazioni derivanti dalla prima applicazione dei principi IAS/IFRS

Premessa

I prospetti di riconciliazione di seguito riportati sono stati redatti applicando le disposizioni contenute nell'IFRS 1 ed includono la riconciliazione del patrimonio netto al 1° gennaio 2004 ed al 31 dicembre 2004 - con esclusione degli IAS 32 e 39 e degli IFRS 2 e 4 - nonché al 1° gennaio 2005 e la riconciliazione, con esclusione degli IAS 32 e 39 e degli IFRS 2 e 4, del risultato economico al 31 dicembre 2004; in apposite tabelle sono stati inoltre evidenziati gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale consolidato al 31 dicembre 2004 ed al 1° gennaio 2005 nonché sul conto economico consolidato al 31 dicembre 2004 predisposti secondo i principi contabili italiani.
I valori contenuti nei suddetti prospetti sono stati utilizzati ai fini comparativi con i dati del bilancio consolidato al 31 dicembre 2005 e sono corredati da note di commento dei criteri di redazione e delle voci ivi esposte; in particolare, l'analisi delle nuove regole contabili e la relativa applicazione hanno determinato in sede di FTA gli impatti sul patrimonio netto e sull'utile netto di seguito descritti, rilevati in base a quanto previsto dal Decreto IAS, vale a dire nelle voci:

- "Riserva FTA", se riferiti ad aggiustamenti che nei futuri esercizi non determineranno un interessamento del conto economico;
- "Riserve da valutazione", nel caso in cui derivassero da rilevazioni che potrebbero variare nel corso dei futuri esercizi per effetto delle valutazioni delle relative poste di bilancio e che verranno pertanto imputati al conto economico solo al momento dell'effettivo realizzo.

2.1 Prospetto di riconciliazione previsto dall'IFRS 1 (*Variazioni al netto dell'effetto fiscale*)

(importi in migliaia di euro)	Capitale e sovrapprezzi	Riserve	Riserva FTR	Utile netto	Totale
Saldi risultanti dal bilancio al 31 dicembre 2003	**620.527**	**308.355**	**0**	**95.463**	**1.024.345**
Variazioni per "First Time Adoption" principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	0	56.747	-24.360	0	32.387
Attività materiali		67.336	26.026		93.362
Attività immateriali			-35.003		-35.003
Fondo TFR			-11.992		-11.992
Fondi di quiescenza ed altri fondi per rischi ed oneri			-5.563		-5.563
Variazioni di valore delle società consolidate con il metodo del patrimonio netto			2.172		2.172
Variazioni del patrimonio netto di pertinenza di terzi		-10.589			-10.589
Saldi al 1° gennaio 2004 in base ai principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	**620.527**	**365.102**	**-24.360**	**95.463**	**1.056.732**
Saldi risultanti dal bilancio al 31 dicembre 2004	**703.952**	**345.173**	**0**	**102.307**	**1.151.432**
Variazioni per "First Time Adoption" principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	0	56.747	-24.360	0	32.387
Variazioni saldi IAS/IFRS nell'esercizio 2004 (esclusi IAS 32 e 39 ed IFRS 2 e 4)	0	0	0	40.360	40.360
Attività materiali				-759	-759
Attività immateriali				40.194	40.194
Fondo TFR				-3.559	-3.559
Fondi di quiescenza ed altri fondi per rischi ed oneri				2.809	2.809
Variazioni di valore delle società consolidate con il metodo del patrimonio netto				236	236
Variazioni del patrimonio netto di pertinenza di terzi				1.439	1.439
Saldi al 31 dicembre 2004 in base ai principi IAS/IFRS (esclusi IAS 32 e 39 ed IFRS 2 e 4)	**703.952**	**401.920**	**-24.360**	**142.667**	**1.224.179**
Variazioni saldi IAS/IFRS per "First Time Adoption" IAS 32 e 39 ed IFRS 2 e 4	400	27.182	-61.356	0	-33.774
Attività finanziarie detenute per la negoziazione (HFT)			15.618		15.618
Attività finanziarie disponibili per la vendita (AFS)		34.534			34.534
Attività finanziarie valutate al fair value (FVO)			483		483
Crediti verso clientela			-31.207		-31.207
Derivati attivi di copertura			8.470		8.470
Derivati passivi di copertura			-1.027		-1.027
Passività finanziarie di negoziazione			-18.611		-18.611
Passività finanziarie al costo ammortizzato			-26.219		-26.219
Variazioni di valore delle società consolidate con il metodo del patrimonio netto			-8.463		-8.463
Variazioni del patrimonio netto di pertinenza di terzi		-7.352			-7.352
Stock Options	400		-400		0
Saldi al 1° gennaio 2005 in base ai principi IAS/IFRS	**704.352**	**429.102**	**-85.716**	**142.667**	**1.190.405**

2.2 Note di commento alle variazioni derivanti dall'applicazione dei principi IAS/IFRS

Si riportano di seguito le note esplicative riferite alle singole fattispecie di riconciliazione delle voci di patrimonio netto descritte nel prospetto di cui al punto 2.1; relativamente agli strumenti finanziari, ai pagamenti basati su azioni ed ai contratti assicurativi disciplinati dagli IAS 32 e 39 e dagli IFRS 2 e 4 gli importi corrispondono ai saldi di apertura al 1° gennaio 2005, mentre per le altre rettifiche la data di prima applicazione è stata il 1° gennaio 2004.

Attività materiali

Storno dell'ammortamento dei fabbricati detenuti a scopo di investimento e dei terreni

I principi contabili internazionali prevedono che l'ammortamento dei cespiti avvenga in funzione della vita utile degli stessi o dei singoli componenti che li costituiscono qualora essi abbiano vita utile differente. Tale approccio comporta, nel caso degli immobili, la necessità di dover scorporare dal valore di iscrizione dei fabbricati la componente attribuibile al terreno sottostante, in base all'assunto che il terreno non è soggetto a deperimento ed è pertanto di durata illimitata, con il conseguente storno delle quote di ammortamento pregresse riconducibili alla suddetta componente, procedendo alla contabilizzazione separata dei valori dei fabbricati e della quota da imputare al terreno sottostante ed eliminando la quota del fondo ammortamento riferibile alla componente terreno. Al fine di determinare il valore da attribuire al terreno, sono state eseguite apposite perizie sugli immobili ricorrendo a stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti ad uso funzionale conservano il processo di ammortamento. Infine, per quanto riguarda i fabbricati detenuti a scopo di investimento, i principi IAS/IFRS prevedono che su tale categoria di immobili non vengano calcolati ammortamenti e si è pertanto proceduto allo storno del fondo ammortamento pregresso.
L'effetto positivo sul patrimonio netto derivante dallo storno dei suddetti ammortamenti risulta pari a 26,0 milioni di euro ed è stato imputato nella voce "Riserva FTA".

Rivalutazione degli immobili

Come consentito dall'IFRS 1, in sede di prima applicazione per gli immobili disciplinati dallo IAS 16 è stato adottato il *fair value* al 1° gennaio 2004 in sostituzione del costo ("deemed cost") e la conseguente rivalutazione è stata effettuata ricorrendo ad apposite stime peritali redatte da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; gli immobili detenuti a scopo di investimento, disciplinati dallo IAS 40, sia in sede di prima applicazione che a regime sono sottoposti alla valutazione basata sul *fair value*, determinato secondo le modalità precedentemente descritte per gli immobili ad uso funzionale.
L'effetto positivo sul patrimonio netto relativo alle suddette rivalutazioni, pari a 67,3 milioni di euro, è stato imputato nella voce "Riserve da valutazione".
L'effetto negativo sul risultato netto dell'esercizio 2004 derivante dall'applicazione dei principi contabili sopra esposti risulta pari a 0,8 milioni di euro ed include il ricalcolo delle quote di ammortamento relative agli immobili ad uso funzionale e la variazione del *fair value* degli immobili detenuti a scopo di investimento.

Attività immateriali

I principi IAS/IFRS non consentono l'ammortamento dei beni a vita utile indefinita, che includono l'avviamento e le differenze positive di consolidamento rilevate in occasione dell'acquisizione delle società controllate; tali attività devono essere valutate sistematicamente almeno una volta all'anno, sulla base del valore recuperabile determinato attraverso il cosiddetto *impairment test*. A tal fine, è stato effettuato l'*impairment test* sulle differenze positive di consolidamento che ha comportato, rispetto ai principi contabili nazionali, la necessità di rettificare parzialmente il valore iscritto nel bilancio consolidato al 31 dicembre 2003 afferente la controllata Cassa di Risparmio di Mirandola S.p.A. ; di conseguenza, il patrimonio netto al 1° gennaio 2004 è stato diminuito per un importo pari a 23,7 milioni di euro, sul quale non viene calcolato l'effetto fiscale in quanto è applicabile il regime di *partecipation exemption*.
Ai fini dello svolgimento dell'*impairment test* ai sensi dello IAS 36 è stato stimato il valore in uso dell'attività come somma del valore attuale dei flussi di casa operativi da questa generati. Il metodo di valutazione adottato per tale stima è il "Dividend Discount Model" nella versione "Excess Capital", basato sull'assunzione che il valore economico di una banca sia dato dall'attualizzazione di un flusso di dividendi tale da non condizionare il livello di patri-

monializzazione ritenuto necessario per assicurare lo sviluppo atteso della banca. La valutazione è stata effettuata sulla base dei flussi finanziari derivanti dal business plan relativo ad un periodo di durata pari a cinque anni; i flussi finanziari successivi a tale periodo sono stati estrapolati sulla base di un tasso stimato di crescita a lungo termine del Prodotto Bancario Lordo (raccolta totale + impieghi) della banca. Il tasso di sconto applicato per attualizzare i dividendi futuri è il "Cost of Equity" determinato applicando il "Capital Asset Pricing Model". In linea con la prassi valutativa del settore, al valore della partecipazione è stato infine applicato un "premio di controllo".
In base ai principi IAS/IFRS, per quanto riguarda l'avviamento iscritto in bilancio secondo i precedenti principi contabili in seguito all'acquisizione della filiale di Bologna dell'ex Banco di Napoli S.p.A. , il valore recuperabile è risultato superiore al valore iscritto in bilancio, mentre è stato rideterminato al 1° gennaio 2004 il valore delle differenze positive di consolidamento rilevate per l'acquisizione del controllo della Cassa di Risparmio della Spezia S.p.A. , comportando la riduzione del patrimonio netto per un ammontare pari a 11,3 milioni di euro; inoltre, a seguito all'applicazione dei principi sopra indicati, sono state stornate dal conto economico dell'esercizio 2004 il totale delle quote di ammortamento dell'avviamento e delle differenze positive di consolidamento a suo tempo computate in tale esercizio, complessivamente pari a 40,2 milioni di euro.

Fondo TFR

Il trattamento di fine rapporto è stato considerato assimilabile ad un'obbligazione a benefici definiti e pertanto rideterminato secondo valori attuariali e non più come previsto dalla specifica normativa italiana.
L'applicazione di detto principio ha comportato una riduzione del patrimonio netto al 1° gennaio 2004 pari a 12,0 milioni di euro ed una riduzione dell'utile dell'esercizio 2004 pari a 3,6 milioni di euro.

Fondi di quiescenza ed altri fondi per rischi ed oneri

Fondi di quiescenza

I principi IAS/IFRS richiedono che la valutazione dei piani previdenziali a benefici definiti a favore del personale dipendente avvenga sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al momento della risoluzione del rapporto di lavoro. Per i piani pensionistici a benefici definiti sono state, pertanto, ottenute le valutazioni da parte di attuari esterni indipendenti, rettificando gli stanziamenti nei casi in cui i valori determinati in precedenza non risultassero in linea con le disposizioni degli IAS/IFRS.
L'applicazione di detto principio ha comportato una riduzione del patrimonio netto al 1° gennaio 2004 pari a 4,8 milioni di euro ed una riduzione dell'utile dell'esercizio 2004 pari a 0,7 milioni di euro.

Altri fondi per rischi ed oneri

I principi IAS/IFRS richiedono che l'importo dell'accantonamento sia rappresentato dal valore attuale dell'onere che si stima sarà necessario per estinguere l'obbligazione. Tra i fondi presenti in bilancio il fattore temporale è stato ritenuto rilevante solo per quelli costituiti a fronte di cause passive ed azioni revocatorie, considerati i tempi normalmente lunghi necessari per la conclusione del contenzioso. Tali stanziamenti sono stati, quindi, rettificati per tenere conto del loro valore attuale. I criteri sopra esposti vengono applicati anche ai fondi di quiescenza per i quali è previsto contrattualmente una limitazione dell'impegno a carico dell'azienda. Le obbligazioni legate al rapporto di lavoro, quali ad esempio il premio di anzianità erogato ai dipendenti al raggiungimento del 25° anno di servizio presso alcune società del Gruppo, sono state rilevate in base a stime attuariali indipendenti. Peraltro, poiché l'applicazione di detto principio era già stato adottato ai fini del bilancio consolidato 2004 redatto in base ai principi contabili nazionali, si è reso necessario stornare l'accantonamento del suddetto premio effettuato in sede di bilancio 2004.
L'applicazione della metodologia sopra illustrata ha comportato una riduzione del patrimonio netto al 1° gennaio 2004 pari a 0,8 milioni di euro ed un effetto positivo sul risultato dell'esercizio 2004 pari a 3,5 milioni di euro.

Attività finanziarie detenute per la negoziazione

In questa categoria sono comprese le attività finanziarie detenute per la negoziazione acquisite per la normale operatività di compravendita o di tesoreria; sono inoltre stati inclusi i valori positivi dei derivati, ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale.

I titoli classificati tra le attività finanziarie detenute per la negoziazione devono essere valutati al *fair value*, con iscrizione nel conto economico dei risultati valutativi; tale criterio viene applicato anche per i titoli non quotati, in precedenza valorizzati al minore tra il costo d'acquisto ed il valore di mercato. Si è pertanto proceduto alla determinazione del *fair value* dei titoli non quotati inclusi nelle suddette categorie attraverso una stima sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando le curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità sono mantenuti al costo. Per gli strumenti finanziari quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.
L'applicazione della metodologia sopra illustrata, unitamente alla rilevazione al *fair value* dei derivati impliciti, ha comportato un aumento del patrimonio netto al 1° gennaio 2005 pari a 15,6 milioni di euro.

Attività finanziarie valutate al *fair value*
La voce in oggetto è interamente relativa ai valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 rientrano tra i contratti di investimento e sono valutate al *fair value*.
L'applicazione dei suddetti principi ha comportato un aumento del patrimonio netto al 1° gennaio 2005 pari a 0,5 milioni di euro.

Attività finanziarie disponibili per la vendita
Le suddette attività finanziarie accolgono titoli originariamente acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione. I principi IAS/IFRS prevedono la valutazione al *fair value* degli strumenti finanziari classificati nella categoria delle attività finanziarie disponibili per la vendita; l'effetto di tale valutazione deve essere imputato direttamente ad una riserva del patrimonio netto sino al momento del realizzo.

Valutazione al fair value degli investimenti partecipativi
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" gli investimenti partecipativi ritenuti durevoli che non sono qualificabili come di controllo, di collegamento od in *joint ventures*. Tali investimenti, che precedentemente erano valorizzati al costo, sono stati valutati al *fair value* stimato, per i titoli non quotati, sulla base delle metodologie di valutazione d'azienda più pertinenti tenendo conto del tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al costo se il loro *fair value* non può essere determinato in modo attendibile. La partecipazione nella Banca d'Italia, per la sua peculiarità, è stata mantenuta iscritta al costo.
L'effetto sul patrimonio netto della valutazione al *fair value* degli investimenti partecipativi, positivo per 26,7 milioni di euro, è stato iscritto nella voce "Riserve da valutazione" al 1° gennaio 2005.

Valutazione al fair value dei titoli di debito
In sede di prima applicazione sono stati classificati nella voce "Attività finanziarie disponibili per la vendita" i titoli di debito che non sono detenuti per attività di *trading* e che non presentano le caratteristiche per essere classificati tra le attività detenute sino alla scadenza o tra i crediti. L'effetto della transizione è collegato alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato. Il *fair value* dei titoli non quotati inclusi nelle suddette categorie è stato stimato sulla base di quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando le curve dei tassi zero coupon. Per i titoli quotati in mercati regolamentati efficienti, il *fair value* è pari alle quotazioni di chiusura dei mercati.
L'effetto sul patrimonio netto della valutazione al *fair value* dei titoli di debito, positivo per 21,4 milioni di euro e principalmente riconducibile al portafoglio titoli della controllata Centrovita Assicurazioni S.p.A. , è stato iscritto nella voce "Riserve da valutazione" al 1° gennaio 2005.

Impatto sulle riserve tecniche assicurative dello "shadow accounting"
Ai sensi dell'IFRS 4, la società controllata Centrovita Assicurazioni S.p.A. ha riclassificato tra le riserve tecniche relative a polizze assicurative incluse nella voce "Altre passività" le plusvalenze e le minusvalenze latenti attribuibili agli assicurati.
L'applicazione del suddetto principio ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 13,5 milioni di euro.

Crediti verso clientela

Valutazione analitica dei crediti deteriorati (effetto attualizzazione)
I principi IAS/IFRS richiedono che la valutazione delle attività finanziarie iscritte al costo ammortizzato avvenga sulla base del valore attuale dei flussi finanziari attesi. I crediti deteriorati, che presentano evidenze che fanno ritenere non pienamente recuperabile il loro valore, devono essere valutati analiticamente tenendo conto anche dei tempi di recupero delle esposizioni creditizie determinando, rispetto a quanto effettuato in virtù dei precedenti principi contabili, il valore attuale delle previsioni di recupero. Per le sofferenze tali previsioni sono stimate anche in base ad eventuali garanzie a presidio ed attualizzate per tenere conto dei tempi stimati di rientro degli importi utilizzando, non essendo disponibili i tassi originari delle singole posizioni, il "prime rate ABI" vigente al momento del passaggio delle posizioni a sofferenza. È stata prevista una distribuzione temporale dei flussi di recupero analitica per le posizioni più significative e su base statistica per le restanti posizioni. Per gli incagli sono state attualizzate le posizioni con piano di rientro oltre i 12 mesi in base ai tassi interni di rendimento delle singole posizioni, definendo la distribuzione temporale in relazione al piano di rientro o alle serie storiche dei tempi medi di durata del recupero dei crediti, delle procedure esecutive immobiliari e delle procedure concorsuali.

Valutazione collettiva dei crediti in bonis
I crediti non svalutati analiticamente devono essere valutati "collettivamente", attraverso la loro suddivisione in categorie omogenee di rischio e la determinazione per ognuna di esse di riduzioni di valore stimate sulla base di esperienze storiche di perdite. La determinazione degli accantonamenti sui crediti vivi è stata effettuata sulla base di PD e LGD determinate utilizzando il sistema di rating interno ovvero stimate su base storico-statistica. L'effetto derivante dall'applicazione della metodologia sopra esposta è stato ridotto dell'importo iscritto al 31 dicembre 2004 nella voce 90 del passivo dello stato patrimoniale (Fondi rischi su crediti).

Rettifica per effetto dell'applicazione del costo ammortizzato
Il Gruppo non ha determinato il costo ammortizzato per i crediti in essere al 1° gennaio 2005 (data di transizione per lo IAS 39), considerata la scarsa rilevanza della stima dei pregressi costi e ricavi di transazione ancora da ammortizzare a tale data.
L'applicazione dei principi sopra illustrati ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 31,2 milioni di euro.

Derivati di copertura

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; gli strumenti utilizzati per le operazioni in essere (fair value hedge) sono i contratti derivati, stipulati per realizzare coperture del fair value di alcune emissioni obbligazionarie. Le nuove regole hanno comportato la revisione dei criteri di contabilizzazione e valutazione delle operazioni di copertura.In sede di prima adozione dei principi IAS/IFRS, le poste patrimoniali il cui valore di mercato è oggetto di copertura ed i correlati contratti derivati di copertura sono stati valutati al fair value, mentre in base ai principi contabili nazionali venivano iscritti al costo. Al 1° gennaio 2005 l'applicazione dei principi sopra illustrati afferenti i derivati attivi e passivi di copertura ha comportato, rispettivamente, un aumento del patrimonio netto pari a 8,5 milioni di euro ed una riduzione di tale patrimonio pari a 1,0 milioni di euro.

Passività finanziarie di negoziazione

Valutazione al fair value dei contratti derivati di trading
I principi IAS/IFRS impongono la valutazione al *fair value* dei contratti derivati, che comprendono le passività finanziarie detenute per la negoziazione, inclusi i valori negativi dei contratti derivati ad eccezione dei contratti designati come efficaci strumenti di copertura, classificati in apposite voci dello stato patrimoniale; in tali passività figura inoltre l'impegno derivante dalle opzioni put emesse dalla Capogruppo su quote di terzi relative ad investimenti partecipativi classificati tra le attività disponibili per la vendita ed anch'essi valutati al *fair value*.

Valutazione al fair value dei contratti derivati impliciti nelle obbligazioni emesse
I principi IAS/IFRS richiedono che i contratti derivati vengano rilevati in bilancio separatamente anche se sono incorporati in altri strumenti finanziari (i cosiddetti "strumenti finanziari strutturati"), qualora tali strumenti non siano valutati al *fair value* con imputazione delle variazioni dello stesso a conto economico; in sede di prima applicazione si è pertanto proceduto a scomporre i prestiti strutturati emessi nelle due componenti, estrapolando dal valore di carico del prestito obbligazionario il valore delle opzioni implicite in oggetto.
L'applicazione delle metodologie sopra illustrate ha comportato una riduzione complessiva del patrimonio netto al 1° gennaio 2005 pari a 18,7 milioni di euro.

Passività finanziarie al costo ammortizzato

Rettifica per effetto dell'applicazione del costo ammortizzato
Le passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore nominale.

Contabilizzazione delle operazioni di copertura (cd. "adjusted cost")
Il valore degli strumenti oggetto di copertura è stato rettificato tenendo conto delle sole variazioni di *fair value* prodotte dai rischi oggetto di copertura.

Obbligazioni proprie
I principi IAS/IFRS richiedono che l'eventuale riacquisto di obbligazioni proprie sia trattato come un'estinzione di passività e che le relative obbligazioni debbano pertanto essere classificate a riduzione del passivo.

Opzioni put
In base a quanto previsto dai principi IAS/IFRS l'impegno derivante dalle opzioni put concesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate è stato rilevato tra le passività finanziarie dello stato patrimoniale, per un importo pari al valore attuale dell'ammontare del relativo rimborso.
L'applicazione dei principi sopra illustrati ha comportato una riduzione del patrimonio netto al 1° gennaio 2005 pari a 26,2 milioni di euro.

Variazioni di valore delle società consolidate con il metodo del patrimonio netto
Le suddette variazioni includono gli effetti derivanti dalla prima adozione degli IAS/IFRS sul patrimonio netto e sul risultato dell'esercizio delle società consolidate con il metodo del patrimonio netto (società collegate e *joint ventures*).

Variazioni del patrimonio netto di pertinenza di terzi
Le suddette variazioni sono relative agli effetti derivanti dalla prima adozione degli IAS/IFRS attribuibili a terzi.

Stock options

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005. Il piano di *stock options* attualmente in vigore è stato deliberato dal consiglio di amministrazione del 31 luglio 2003 e maturerà nell'intervallo tra il 1° agosto 2006 ed il 1° agosto 2009. Per tale piano è stato determinato il *fair value* delle opzioni assegnate e si è provveduto a destinare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004.

Effetti fiscali

L'impatto sul patrimonio netto derivante dalla prima applicazione degli IAS/IFRS è stato calcolato al netto del relativo effetto fiscale; tale effetto è stato determinato in base alla legislazione vigente, ivi compreso il Decreto IAS.

Di seguito si riportano, in apposite tabelle, gli effetti che l'applicazione degli IAS/IFRS avrebbe avuto sullo stato patrimoniale consolidato al 31 dicembre 2004 ed al 1° gennaio 2005 nonché sul conto economico consolidato al 31 dicembre 2004, predisposti secondo i principi contabili nazionali.

2.3 Prospetto di riconciliazione dei saldi di stato patrimoniale determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS/IFRS

(Importi in migliaia di euro)	Saldi di bilancio ITGAAPs 31/12/2004	Restatement società escluse dal perimetro di consolidamento (*)	Restatement società di nuova inclusione nel perimetro di consolidamento (**)	Variazioni IAS/IFRS esclusi IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 31/12/2004	Variazioni IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 01/01/2005	Note
Attività finanziarie detenute per la negoziazione (HFT)	712.751	0	17.649		730.400	24.949	755.349	1
Attività finanziarie valutate al fair value (FVO)	0	0	1.781.093		1.781.093	771	1.781.864	2
Attività finanziarie disponibili per la vendita (AFS)	1.935.427	-483	712.830		2.647.774	60.826	2.708.600	3
Attività finanziarie detenute fino a scadenza (HTM)	15.620	-15.620	0		0	0	0	4
Crediti verso banche	1.209.410	277.861	61.668		1.548.939	7	1.548.946	
- deteriorati	*0*	*0*	*0*		*0*	*0*	*0*	
- in bonis	*1.209.410*	*277.861*	*61.668*		*1.548.939*	*7*	*1.548.946*	5
Crediti verso clientela	15.844.626	-3.285.915	1.034		12.559.746	-46.577	12.513.169	
- deteriorati	*397.376*	*0*	*0*		*397.376*	*-40.911*	*356.465*	6
- in bonis	*15.447.250*	*-3.285.915*	*1.034*		*12.162.370*	*-5.666*	*12.156.704*	7
Derivati di copertura	46.245	0	0		46.245	13.530	59.775	8
Attività materiali	311.861	-20.003	26.969	150.538	469.366		469.366	9
- ad uso funzionale	*268.950*	*-1.542*	*26.945*	*120.368*	*414.721*		*414.721*	
- a scopo di investimento	*42.911*	*-18.461*	*24*	*30.170*	*54.645*		*54.645*	
Attività immateriali	304.702	-5.057	1.176	7.587	308.409		308.409	
- avviamento	*268.184*	*0*	*0*	*7.590*	*275.774*		*275.774*	10
- altre attività immateriali	*36.518*	*-5.057*	*1.176*	*-2*	*32.636*		*32.636*	11
Attività fiscali	225.749	0	22.399	11.163	259.311	38.815	298.126	12
Partecipazioni in società controllate	43.990	294.866	-43.991	2.119	296.984		296.984	
- consolidate con il metodo integrale	*0*	*0*	*0*	*0*	*0*		*0*	
- consolidate con il metodo del patrimonio netto	*43.990*	*294.866*	*-43.991*	*2.119*	*296.984*		*296.984*	13
Partecipazioni in società collegate	83.771	0	46	-9.227	74.590		74.590	14
Altre attività	630.490	-84.209	17.338		563.619	-16	563.603	15
Totale Attivo	**21.364.642**	**-2.838.559**	**2.589.410**	**162.180**	**21.286.475**	**92.304**	**21.378.781**	
Passività finanziarie di negoziazione	1.305.094	-10.260	1.773.283		3.068.118	25.195	3.093.312	1
Passività finanziarie al costo ammortizzato	17.142.245	-2.697.581	36.504		14.481.168	197.278	14.678.446	2
Derivati di copertura	10.554	-1.735	0		8.819	1.640	10.459	3
Fondo TFR	172.742	-8.307	243	23.211	187.889		187.889	4
Fondi di quiescenza ed altri fondi per rischi ed oneri	249.699	-47.396	817	4.112	207.232		207.232	5
Passività fiscali	124.393	0	4.054	56.264	184.711	28.703	213.414	6
Altre passività	999.821	-73.280	760.177		1.686.718	21.595	1.708.313	7
Totale Passivo	**20.004.548**	**-2.838.559**	**2.575.078**	**83.587**	**19.824.655**	**274.410**	**20.099.065**	

2.3 Prospetto di riconciliazione dei saldi di stato patrimoniale determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS/IFRS								
(importi in migliaia di euro)	Saldi di bilancio ITGAAPs 31/12/2004	Restatement società escluse dal perimetro di consolidamento (*)	Restatement società di nuova inclusione nel perimetro di consolidamento (**)	Variazioni IAS/IFRS esclusi IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 31/12/2004	Variazioni IAS 32 e 39 ed IFRS 2 e 4	Saldi di bilancio IAS/IFRS 01/01/2005	Note
Patrimonio di pertinenza di terzi	208.662	0	23.133	5.846	237.641	-148.330	89.311	
Totale Patrimonio di terzi	**208.662**	**0**	**23.133**	**5.846**	**237.641**	**-148.330**	**89.311**	
Capitale e sovrapprezzi di emissione	703.952	0	0		703.952	400	704.352	
Riserve da valutazione	0	0	0	67.336	67.336	34.534	101.870	
Riserva FTA	0	0	0	-24.360	-24.360	-61.356	-85.716	
Altre riserve	345.173	0	0	-10.589	334.584	-7.352	327.232	
Risultato dell'esercizio o periodo	102.307	0	0	40.360	142.667	0	142.667	
Totale Patrimonio di Gruppo	**1.151.432**	**0**	**0**	**72.747**	**1.224.179**	**-33.774**	**1.190.405**	
Totale Passivo + Patrimonio Netto + Patrimonio di Terzi	**21.364.642**	**-2.888.559**	**2.598.240**	**162.480**	**21.236.455**	**92.304**	**21.328.759**	

(*) La colonna include i valori afferenti al Gruppo Findomestic che viene consolidato, ai fini IAS/IFRS, con il metodo del patrimonio netto, mentre in base ai principi contabili nazionali veniva consolidato con il metodo proporzionale

(**) La colonna include i valori afferenti ad alcune società controllate (principalmente Centrovita Assicurazioni S.p.A. e Immobiliare Nuova Sede S.r.l.), che in base ai principi contabili nazionali venivano consolidate con il metodo del patrimonio netto

NOTE

Di seguito vengono descritte le più significative rettifiche apportate con l'adozione degli IAS/IFRS; tali rettifiche, ad eccezione delle variazioni derivanti dalla ridefinizione dell'area di consolidamento, sono riflesse nelle voci di patrimonio netto "Riserve da valutazione" e "Riserva FTA".

ATTIVO

1. La variazione IAS/IFRS è dovuta alla rilevazione delle plusvalenze sui titoli non quotati ed alla valutazione dei derivati non di copertura al *fair value*, nonché all'inserimento nell'area di consolidamento di altre società controllate ovvero, principalmente, Centrovita Assicurazioni S.p.A.
2. Le società del Gruppo non hanno esercitato la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative che ai sensi dell'IFRS 4 e dello IAS 39 sono state mantenute come contratti di investimento e valutate al *fair value*; conseguentemente, la rettifica è da attribuire interamente alla controllata Centrovita Assicurazioni S.p.A., consolidata per la prima volta con il metodo integrale.
3. La variazione del portafoglio *Available for Sale* è da imputare al nuovo criterio di valutazione delle partecipazioni minoritarie, valutate con il metodo del *fair value* in sostituzione del costo di acquisizione, alla valorizzazione al *fair value* dei titoli non quotati, precedentemente valorizzati al minore tra il costo di acquisto ed il valore di mercato, nonché alle variazioni del perimetro di consolidamento.
4. Le società del Gruppo non possiedono titoli classificati nella categoria *Held to Maturity* e la rettifica è pertanto interamente da attribuire alle variazioni del perimetro di consolidamento.
5. La variazione della voce Crediti verso banche è pressoché interamente da attribuire alla ridefinizione dell'area di consolidamento.
6. L'impatto sui crediti verso clientela "deteriorati" è conseguenza dell'applicazione del principio IAS 39, che prevede la determinazione del valore attuale delle previsioni di recupero.
7. I crediti verso la clientela "in bonis" si riducono per l'esclusione del Gruppo Findomestic dall'area di consolidamento e per la diversa metodologia adottata per calcolare la svalutazione collettiva dei suddetti crediti, che ha comportato l'iscrizione di ulteriori rettifiche di valore; tali rettifiche risultano parzialmente ridotte in seguito all'imputazione, in diretta diminuzione dei suddetti crediti, dell'importo dei Fondi rischi su crediti (voce 90 del passivo dello stato patrimoniale) iscritti in bilancio al 31 dicembre 2004.
8. La variazione è dovuta al cambiamento del criterio di valutazione, passato dal criterio del costo a quello del *fair value*.
9. Gli immobili ad uso funzionale, in precedenza valutati al costo storico, in sede di prima applicazione sono stati rivalutati al *fair value* (*deemed cost*); parimenti, in sede di prima applicazione nonché a regime sono stati valutati al *fair value* gli immobili detenuti a scopo di investimento.
10. La variazione della voce Avviamento è dovuta allo storno degli ammortamenti delle differenze positive di consolidamento e dell'avviamento effettuati nel bilancio 2004 per un importo complessivo pari a 40,7 milioni di euro, all'*impairment* dell'avviamento di una società controllata, per un importo pari a 25,4 milioni di euro, nonché alla determinazione, in base ai principi IAS/IFRS, di un minor valore dell'avviamento pagato per l'acquisizione di una società controllata, che ha comportato una rettifica di importo pari a 7,7 milioni di euro.
11. La voce Altre attività immateriali varia pressoché esclusivamente per la ridefinizione dell'area di consolidamento.
12. La variazione della voce Attività fiscali è dovuta alla rilevazione delle imposte anticipate calcolate sulle rettifiche derivanti dall'applicazione degli IAS/IFRS nonché alla ridefinizione dell'area di consolidamento.
13. La variazione della voce Partecipazioni in società controllate è dovuta alla ridefinizione del perimetro di consolidamento in base ai principi IAS/IFRS; in particolare il Gruppo Findomestic, posseduto al 50% e precedentemente consolidato con il metodo proporzionale, è stato consolidato con il metodo del patrimonio netto, mentre altre società controllate (Centrovita Assicurazioni S.p.A., Immobiliare Nuova Sede S.r.l., City Life S.p.A., Perseo Finance S.r.l. e CR Firenze Mutui S.r.l.), in precedenza consolidate con il metodo del patrimonio netto, sono state consolidate integralmente.
14. La variazione include gli effetti sul patrimonio netto e sul risultato delle società collegate consolidate con il metodo del patrimonio netto derivanti dalla prima adozione dei principi IAS/IFRS.
15. La variazione della voce Altre attività è prevalentemente dovuta alla ridefinizione del perimetro di consolidamento ed alle rilevazioni contabili dei contratti assicurativi, effettuate dalla controllata Centrovita Assicurazioni S.p.A. in applicazione dell'IFRS 4.

PASSIVO

1. La voce raccoglie la valutazione degli strumenti derivati di negoziazione aventi *fair value* negativo nonché gli impegni derivanti dalle opzioni put concesse dalla Capogruppo su quote di terzi relative ad investimenti partecipativi; sono applicati gli stessi criteri previsti per le attività finanziarie di negoziazione.
2. Oltre alle variazioni dovute alla ridefinizione del perimetro di consolidamento, la voce accoglie le rettifiche legate al calcolo del costo ammortizzato in base al tasso di interesse effettivo, alla contabilizzazione delle operazioni di copertura sui prestiti obbligazionari (cd. *adjusted cost*), alla contabilizzazione degli impegni derivanti dalle opzioni put emesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate ed al diverso trattamento delle obbligazioni proprie riacquistate.
3. Oltre alle variazioni dovute alla ridefinizione del perimetro di consolidamento, la voce accoglie la rettifica legata al cambiamento del criterio di valutazione, passato dal criterio del costo a quello del *fair value*.
4. La variazione della voce Fondo TFR è legata, oltre che alla ridefinizione dell'area di consolidamento, all'applicazione del principio IAS che richiede di effettuare la valutazione sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al dipendente al momento della risoluzione del rapporto di lavoro, assimilando pertanto tale Fondo ad un'obbligazione a benefici definiti. Anche altre obbligazioni similari legate al rapporto di lavoro, come ad esempio il cosiddetto "premio di anzianità", sono state rilevate in base a stime attuariali.
5. La variazione della voce è dovuta all'applicazione del principio IAS 19, che richiede che la valutazione dei piani previdenziali a benefici definiti a favore del personale dipendente avvenga sulla base della stima attuariale dell'importo che l'impresa dovrà corrispondere al momento della risoluzione del rapporto di lavoro, nonché all'attualizzazione della stima degli accantonamenti per rischi ed oneri, secondo quanto previsto dallo IAS 37.
6. La variazione della voce Passività fiscali è dovuta alla rilevazione delle imposte differite calcolate sulle rettifiche derivanti dall'applicazione degli IAS/IFRS nonché alla ridefinizione dell'area di consolidamento.
7. La variazione della voce Altre passività è dovuta alla ridefinizione del perimetro di consolidamento ed alla contabilizzazione, effettuata dalla controllata Centrovita Assicurazioni S.p.A. ai sensi dell'IFRS 4, delle riserve tecniche relative a polizze assicurative in base al principio dello *shadow accounting*.

2.4 Prospetto di riconciliazione dei saldi di conto economico determinati in base ai principi contabili nazionali con i valori ottenuti dall'applicazione dei principi IAS/IFRS

(importi in migliaia di euro)	Saldi di bilancio ITGAAPs 31/12/2004	Restatement società escluse dal perimetro di consolidamento (*)	Restatement società di nuova inclusione nel perimetro di consolidamento (**)	Variazioni IAS/IFRS	Saldi di bilancio IAS/IFRS 31/12/2004
Interessi attivi	975.589	-329.181	25.884	0	672.292
Interessi passivi	-303.750	97.929	-1.633	0	-207.454
Margine d'interesse	671.839	-231.252	24.251	0	[illegible]
Commissioni nette	285.619	-7.800	-17.142	0	260.677
Altri proventi di gestione netti	110.674	-17.162	57	0	93.569
Variazioni delle riserve tecniche ramo assicurativo	0	0	-45.618	0	-45.618
Profitti/(perdite) da operazioni finanziarie	35.458	0	70.094	0	105.552
Dividendi	8.582	-31	580	0	9.131
Utili/(perdite) delle società valutate al patrimonio netto	13.703	52.439	-6.264	236	60.114
Margine di intermediazione	[illegible]	[illegible]	25.958	236	[illegible]
Spese per il personale	-414.035	47.615	-2.572	-6.279	-375.271
Altre spese amministrative	-270.234	77.711	-10.327	0	-202.850
Ammortamenti delle immobilizzazioni materiali ed immateriali	-59.848	5.389	-326	-1.212	-55.997
Risultato di gestione	381.756	-73.091	12.733	-7.255	314.145
Ammortamento dell'avviamento e delle differenze positive di consolidamento	-40.610	0	0	40.610	0
Accantonamenti per rischi ed oneri	-17.987	3.415	57	5.159	-9.356
Rettifiche nette di valore su crediti ed attività finanziarie	-95.368	38.185	427	-3.108	-59.864
Rettifiche nette di valore su altri elementi dell'attivo e del passivo	-620	0	0	0	-620
Utile delle attività ordinarie	227.173	-31.491	13.217	[illegible]	[illegible]
Proventi/(oneri) straordinari netti	102	-3.200	-10	3.108	0
Utile lordo	227.275	-34.691	13.207	[illegible]	[illegible]
Imposte sul reddito	-107.848	35.030	-7.189	407	-79.600
Utile di pertinenza di terzi	-17.120	-339	-6.018	1.439	-22.038
Utile netto	102.307	0	0	[illegible]	[illegible]

(*) La colonna include i valori afferenti al Gruppo Findomestic che viene consolidato, ai fini IAS/IFRS, con il metodo del patrimonio netto, mentre in base ai principi contabili nazionali veniva consolidato con il metodo proporzionale

(**) La colonna include i valori afferenti ad alcune società controllate (principalmente Centrovita Assicurazioni S.p.A. e Immobiliare Nuova Sede S.r.l.) che in base ai principi contabili nazionali venivano consolidate con il metodo del patrimonio netto

(***) Le più significative variazioni dei saldi di conto economico derivanti dall'applicazione degli IAS/IFRS sono dovute a:

- determinazione di alcuni costi relativi al personale dipendente secondo le metodologie attuariali previste dallo IAS 19
- eliminazione dell'ammortamento dell'avviamento e delle differenze positive di consolidamento, in quanto le relative poste dell'attivo sono state sottoposte ad impairment test con esito positivo
- riattribuzione degli oneri e dei proventi straordinari, non previsti dagli IAS/IFRS, alle altre voci del conto economico

A.2 - PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di iscrizione

L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al costo, inteso come fair value dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati. Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi. Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

2. Attività finanziarie disponibili per la vendita

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al costo, inteso come *fair value* di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione

Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei tito-

li di capitale che configurano partecipazioni di minoranza. I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.
Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.
Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.
Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.
Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi e i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. Attività finanziarie detenute sino alla scadenza

(a) Criteri di iscrizione
L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento. All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione
Il Gruppo non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli. Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attri-

buendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione
I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi dei titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. Crediti

(a) Criteri di iscrizione
La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.
Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1, che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale.

(b) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:

1) *valutazioni individuali*, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) *valutazioni collettive*, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti:

- sofferenze;
- incagli;
- esposizioni ristrutturate;
- esposizioni insolute o sconfinate da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:
1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione

I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. Attività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo paragrafo 5.17 "Attività e passività assicurative".

6. Operazioni di copertura

(a) Criteri di iscrizione

Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione

Il portafoglio delle operazioni di copertura dei rischi accoglie gli strumenti derivati impiegati con lo scopo di annullare o di ridurre i rischi di mercato ai quali sono esposti gli strumenti finanziari oggetto di copertura; tali operazioni sono dirette, in particolare, a realizzare coperture del *fair value* di alcune emissioni obbligazionarie. Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(c) Criteri di valutazione

Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, tenendo conto delle sole variazioni di valore prodotte dai rischi oggetto di copertura; per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

(d) Criteri di cancellazione

Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia.

(e) Criteri di rilevazione delle componenti reddituali

Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

7. Partecipazioni

(a) Criteri di iscrizione

Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo - inclusivo degli eventuali oneri accessori - e la quota di pertinenza del *fair value* delle attività nette identificabili della società partecipata; la suddetta residua differenza avente segno positivo resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.

(b) Criteri di classificazione

Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza rilevante; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti.

(c) Criteri di valutazione

Le partecipazioni vengono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi. Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'*impairment test* per verificare l'esistenza di eventuali perdite durature di valore.

(d) Criteri di cancellazione

Le attività finanziarie vengono cancellate dallo stato patrimoniale al venir meno dei diritti finanziari sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali

Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "utili/perdite delle partecipazioni".

8. Attività materiali

(a) Criteri di iscrizione

Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione

Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) Criteri di valutazione

Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti. Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.

Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) Criteri di cancellazione
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali".

9. Attività immateriali

(a) Criteri di iscrizione
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto contabile, qualora tale differenza non risulti attribuibile ad altre voci dell'attivo e del passivo.

(b) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore. Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività del Gruppo, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali".

10. Attività non correnti in via di dismissione

Attualmente non risultano presenti attività non correnti in via di dismissione.

11. Fiscalità corrente e differita

(a) Criteri di iscrizione
(c) Criteri di valutazione

(d) Criteri di cancellazione
Le attività e passività fiscali sono compensate quando esiste il diritto legalmente riconosciuto di compensarle e il Gruppo intende regolarle su base netta; in applicazione del "balance sheet liability method" le passività fiscali differite vengono sempre rilevate (ad esclusione di quelle concernenti l'avviamento) e le attività fiscali differite sono contabilizzate solo se i redditi imponibili attesi in futuro sono ritenuti sufficienti ad assorbire le differenze temporanee deducibili e le perdite fiscali riportabili e sempre che discendano da fattori identificati e non ripetibili.

(b) Criteri di classificazione
Le attività e le passività fiscali correnti rappresentano, rispettivamente, le eccedenze dei pagamenti effettuati e gli obblighi non ancora assolti per le imposte sul reddito dell'esercizio corrente o di esercizi precedenti; le attività e le passività fiscali differite configurano, rispettivamente, le imposte sul reddito recuperabili in esercizi futuri per effetto di differenze temporanee deducibili o di perdite fiscali riportabili e le imposte sul reddito pagabili in esercizi futuri per effetto di differenze temporanee tassabili.

(e) Criteri di rilevazione delle componenti reddituali
Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto od all'avviamento in quanto collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

12. Fondi per rischi ed oneri

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione
A) Fondi di quiescenza
I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:

- valore attuale dell'obbligazione a benefici definiti assunta dalla data di chiusura;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano alla data di chiusura.

B) Altri fondi per rischi ed oneri
Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali sia probabile l'esborso di risorse economiche per l'adempimento dell'obbligazione stessa, sempre che possa essere effettuata una stima attendibile del relativo ammontare; laddove l'elemento temporale sia significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali
Gli accantonamenti a fronte dei fondi in esame vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri", salvo quelli relativi al trattamento previdenziale integrativo interno del personale, da iscrivere nella voce "spese per il personale".

13. Debiti e titoli in circolazione

(a) Criteri di iscrizione
La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dall'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo. Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico. Le movimentazioni in entrata e in uscita delle predette passività finanziarie per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo. Gli interessi sono calcolati secondo il tasso interno di rendi-

mento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo. Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati. Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.

(b) Criteri di classificazione
I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) Criteri di valutazione
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di cancellazione
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. Passività finanziarie di negoziazione
(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(e) Criteri di rilevazione delle componenti reddituali
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

b) Criteri di classificazione
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. Passività finanziarie valutate al fair value
La cosiddetta "opzione del *fair value*" prevista dallo IAS 39 è stata esercitata soltanto per quanto riguarda le passività finanziarie connesse a polizze assicurative, che costituiscono l'intero ammontare del portafoglio delle passività finanziarie valutate al *fair value*; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo paragrafo 5.17 "Attività e passività assicurative".

16. Operazioni in valuta
(a) Criteri di iscrizione
(b) Criteri di classificazione

(d) Criteri di cancellazione
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione
Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:

1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al fair value, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

17. Attività e passività assicurative

Attività finanziarie valutate al fair value

(a) Criteri di iscrizione

(d) Criteri di cancellazione

L'iscrizione iniziale delle attività finanziarie valutate al *fair value* avviene alla data di regolamento per i titoli di debito e di capitale; all'atto della rilevazione iniziale le attività finanziarie vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio valutato al *fair value* al momento dell'acquisto e non possono essere successivamente trasferiti in altri portafogli; i titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli.

Le movimentazioni in entrata e in uscita dei titoli valutati al *fair value* sono governate dal criterio della "data di regolamento" e gli interessi sui titoli vengono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computate attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo FIFO; poiché la valutazione al *fair value* avviene con cadenza settimanale, coerentemente con quanto previsto per la valorizzazione delle polizze collegate, si ritiene che si non determinino differenze significative rispetto al costo medio ponderato continuo.

(b) Criteri di classificazione
Le attività finanziarie valutate al *fair value* accolgono i titoli relativi ai contratti di assicurazione o di investimento (ai sensi dell'IFRS 4) per i quali il rischio di investimento è sopportato dagli assicurati, in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le attività finanziarie a *fair value* rilevato a conto economico vadano inserite tali attività finanziarie.

I titoli compresi nelle suddette attività finanziarie sono attualmente costituiti esclusivamente da quote di OICR e da obbligazioni strutturate *index linked*; in tale categoria sono state inserite anche obbligazioni strutturate *callable* e *index* che costituiscono investimenti a copertura di riserve tecniche e quindi di impegni relativi a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4.

(c) Criteri di valutazione
Per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati; per gli strumenti finanziari strutturati quotati in mercati regolamentati ma non efficienti, costituiti

dalle obbligazioni strutturate *index linked*, si ritiene comunque che il prezzo rilevato rappresenti il *fair value* nonostante la particolarità del mercato di quotazione, in quanto periodicamente vengono effettuate operazioni di vendita dei suddetti titoli, secondo tali prezzi, che in ogni caso vengono periodicamente verificati attraverso modelli di calcolo adeguati per valutare l'eventuale scostamento del valore teorico degli attivi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi attivi e i dividendi dei titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono registrate nella voce "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni relative ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4, quali i caricamenti espliciti gravanti sul contratto e, per i contratti che prevedono l'investimento in un fondo interno, le commissioni di gestione e voci assimilabili, vengono rilevate nella voce "commissioni attive".

Passività finanziarie valutate al fair value
(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(b) Criteri di classificazione
Le passività finanziarie valutate al *fair value* accolgono gli impegni (riserve tecniche) relativi ai contratti di investimento, che ai sensi dell'IFRS 4 non rientrano nell'ambito di applicazione di tale principio, per i quali il rischio di investimento è sopportato dagli assicurati (e relativi ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari), corrispondenti ai titoli classificati nell'ambito delle "attività finanziarie valutate al *fair value*", in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le passività finanziarie a *fair value* rilevato a conto economico vadano inserite tali passività finanziarie.

e) Criteri di rilevazione delle componenti reddituali
Gli interessi passivi e le plusvalenze e minusvalenze da valutazione dei titoli vengono iscritti, rispettivamente, nelle voci "interessi passivi e oneri assimilati" e "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni passive, che comprendono provvigioni di acquisto e di incasso e voci assimilabili relative sia ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4 che ai contratti di assicurazione e degli strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4, vengono rilevati nella voce "commissioni passive".

18. Altre informazioni
Trattamento di fine rapporto del personale
Il trattamento di fine rapporto del personale viene iscritto sulla base del suo valore attuariale, determinato annualmente sulla base delle stime effettuate da un attuario esterno indipendente; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.
Gli accantonamenti relativi al Fondo TFR nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Riserve Tecniche
Le riserve tecniche relative a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 sono rilevate tra le "riserve tecniche" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "riserve tecniche a carico dei riassicuratori"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con quanto previsto dal Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS; in particolare sono ivi comprese anche le eventuali riserve appostate a seguito della verifica di congruità delle passività ("Liability Adeguacy Test"), le passività differite verso gli assicurati derivanti dall'applicazione dello "shadow accounting" e la riserva per somme da pagare.

Le componenti reddituali tipiche dell'attività assicurativa sono incluse nelle voci "premi netti" e "saldo altri proventi/oneri della gestione assicurativa", che risultano composte, rispettivamente, dalla somma algebrica della variazione netta delle riserve tecniche, dai sinistri di competenza pagati nell'esercizio e dai proventi e oneri della gestione assicurativa. I contratti non assicurativi o senza partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 che danno luogo alla rilevazione di attività e passività finanziarie vengono classificati come contratti di investimento e come tali valutati sulla base dello IAS 39 applicando un criterio di contabilizzazione analogo a quello dei depositi (*deposit accounting*); i premi ricevuti non rappresentano ricavi imputati in conto economico ma vengono rilevati come passività nello stato patrimoniale e le somme pagate non costituiscono costi portati a conto economico ma vengono rilevate a riduzione della relativa passività.

Garanzie e impegni
Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "Rettifiche/riprese di valore nette per deterioramento di crediti"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce 100 - "Altre passività".

Opzioni put
Gli impegni derivanti dalle opzioni put concesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti nello stato patrimoniale tra i "debiti verso clientela" per un importo pari al valore attuale dei relativi prezzi d'esercizio.

Azioni proprie
Le eventuali azioni proprie detenute a fine periodo vengono portate in diretta diminuzione del patrimonio netto; analogamente, il costo originario di tali azioni e gli utili e le perdite derivanti dalla loro successiva vendita sono rilevati come movimenti del patrimonio netto.

Pagamenti basati su azioni
I piani di stock options a favore dei dipendenti deliberati dalla Capogruppo rappresentano pagamenti basati su azioni e per determinare i relativi fair value e gli incrementi del patrimonio netto viene fatto riferimento al fair value delle opzioni alla data di assegnazione, considerando componenti negativi di reddito, rilevati tra le spese per il personale secondo il principio di competenza ed in contropartita del patrimonio netto, gli importi determinati in base a quanto previsto dai suddetti piani, tenendo conto del valore di mercato delle azioni; tale valore costituisce un costo per l'azienda dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), ripartendo i relativi oneri sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando anche la percentuale di esercizio del piano nel periodo di durata dello stesso.

Riconoscimento e rilevazione dei ricavi e dei costi
I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:
- gli interessi di mora, eventualmente previsti in via contrattuale, sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

I costi sono rilevati in conto economico nei periodi in cui sono contabilizzati i relativi ricavi e se l'associazione tra costi e ricavi può essere fatta solo in modo generico ed indiretto i costi vengono iscritti su più periodi con procedure razionali e su base sistematica; i costi che non possono essere associati ai proventi vengono immediatamente rilevati in conto economico.

Le commissioni attive e passive riferite ai contratti di investimento non rientranti nell'ambito applicativo dell'IFRS 4 e relativi ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

Cartolarizzazioni

Anche dopo l'entrata in vigore dei principi IAS/IFRS si ritiene che le società veicolo costituite ai sensi della Legge n. 130 del 1999 possano continuare a rilevare le operazioni di cartolarizzazione soltanto nella nota integrativa. Infatti, poiché i crediti cartolarizzati costituiscono per legge un "patrimonio separato" a beneficio dei portatori dei titoli emessi dalla società veicolo per finanziare l'acquisto dei crediti stessi, tali attività e passività rispettano le condizioni stabilite dal paragrafo 19 dello IAS 39 (il cosiddetto accordo "pass-through") per la "derecognition" delle attività oggetto di cessione; al contrario, le società cedenti potranno continuare a cancellare dal proprio attivo le attività cedute soltanto se avranno trasferito sostanzialmente tutti i rischi ed i benefici connessi con tali attività.
Con riferimento alle operazioni di cartolarizzazione effettuate ai sensi della Legge n. 130 del 1999 e poste in essere antecedentemente al 1° gennaio 2004, data di transizione agli IAS/IFRS, il principio IFRS 1 ha previsto una specifica deroga all'applicazione delle regole sulla "derecognition" per le cessioni di attività finanziarie avvenute prima di tale data (si veda il principio IFRS 1, paragrafi 27 e 27A); in virtù della suddetta deroga, per le operazioni di cartolarizzazione effettuate entro il 31 dicembre 2003 l'impresa può decidere di continuare ad applicare le previgenti regole contabili oppure adottare le disposizioni dello IAS 39 in modo retroattivo, a partire da una data scelta dall'impresa stessa.
Ci si è avvalsi della deroga sopra indicata, la quale si ritiene che produca effetti consistenti nella non reiscrizione dei crediti cartolarizzati, non solo ai fini di bilancio individuale e consolidato della società cedente ma anche ai fini del bilancio individuale della società veicolo, in quanto la cancellazione dei crediti da parte della società veicolo e delle società cedenti è avvenuta nel passato in applicazione di precise disposizioni nazionali in materia di bilancio.

Parte B - Informazioni sullo stato patrimoniale consolidato

ATTIVO

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione	31 dicembre 2005	31 dicembre 2004
a) Cassa	170	129
b) Depositi liberi presso Banche Centrali	9	8
Totale	179	137

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

Voci/Valori	31 dicembre 2005		
	Quotati	Non quotati	Totale
A. Attività per cassa			
1. Titoli di debito	454	28	482
1.1 Titoli strutturati	-	-	-
1.2 Altri titoli di debito	454	28	482
2. Titoli di capitale	8	-	8
3. Quote di O.I.C.R.	101	6	107
4. Finanziamenti	-		-
4.1 Pronti contro termine attivi	-	-	-
4.2 Altri	-	-	-
5. Attività deteriorate	-	-	-
6. Attività cedute non cancellate	-	-	-
Totale A	**563**	**34**	**597**
B. Strumenti derivati	-	-	-
1. Derivati finanziari	1	23	24
1.1 di negoziazione	-	22	22
1.2 connessi con la fair value option	-	-	-
1.3 altri	1	1	2
2. Derivati creditizi	-	-	-
2.1 di negoziazione	-	-	-
2.2 connessi con la fair value option	-		
2.3 altri	-	-	-
Totale B	**1**	**23**	**24**
Totale (A+B)	**564**	**57**	**621**

Il portafoglio degli strumenti finanziari detenuti per la negoziazione è costituito prevalentemente da attività finanziarie quotate, pari ad euro 563 milioni.

2.2 Attività finanziarie detenute per la negoziazione: composizione per debitori/emittenti

Voci/Valori	31 dicembre 2005
A. Attività per cassa	
1. Titoli di debito	482
a) Governi e Banche Centrali	101
b) Altri enti pubblici	10
c) Banche	270
d) Altri emittenti	101
2. Titoli di capitale	8
a) Banche	-
b) Altri emittenti:	8
- imprese di assicurazione	2
- società finanziarie	-
- imprese non finanziarie	6
- altri	-
3. Quote di O.I.C.R.	107
4. Finanziamenti	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
5. Attività deteriorate	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
6. Attività cedute non cancellate	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri emittenti	-
Totale A	**597**
B. Strumenti derivati	24
a) Banche	14
b) Clientela	10
Totale B	**24**
Totale (A+B)	**621**

Il portafoglio degli strumenti finanziari detenuti per la negoziazione è composto in prevalenza da titoli emessi da Governi, Banche centrali e Banche e da quote OICR per un valore pari ad euro 478 milioni.

2.3 Attività finanziarie detenute per la negoziazione: strumenti derivati di negoziazione

Tipologie derivati/Attività sottostanti	31 dicembre 2005					
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale
A) Derivati quotati						
1) Derivati finanziari:	-	-	1	-	-	1
• con scambio di capitale	-	-	-	-	-	-
- *opzioni acquistate*	-	-	-	-	-	-
- *altri derivati*	-	-	-	-	-	-
• senza scambio di capitale	-	-	1	-	-	1
- *opzioni acquistate*	-	-	-	-	-	-
- *altri derivati*	-	-	1	-	-	1
2) Derivati creditizi:	-	-	-	-	-	-
• con scambio di capitale	-	-	-	-		-
• senza scambio di capitale	-	-	-	-	-	-
Totale A	-	-	1	-	-	1
B) Derivati non quotati						
1) Derivati finanziari:	15	-	1	-	7	23
• con scambio di capitale	1	-	-	-	-	1
- *opzioni acquistate*	-	-	-	-		-
- *altri derivati*	1	-	-	-	-	1
• senza scambio di capitale	14	-	1	-	7	22
- *opzioni acquistate*	3	-	1	-	7	11
- *altri derivati*	11	-	-	-	-	11
2) Derivati creditizi:	-	-	-	-	-	-
• con scambio di capitale	-	-	-	-	-	-
• senza scambio di capitale	-	-	-	-	-	-
Totale B	15	-	1	-	7	23
Totale (A+B)	15	-	2	-	7	24

Nello schema i derivati non quotati sono prevalentemente costituiti dalla sottovoce opzioni acquistate, pari ad euro 10 milioni, che rappresentano le opzioni implicite scorporate dagli strumenti strutturati del passivo secondo lo IAS 39, nonche dalla sottovoce altri derivati, pari ad euro 11 milioni, relativa ai derivati pareggiati nei confronti della clientela.

2.4 Attività finanziarie per cassa detenute per la negoziazione (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	413	19	56	-	488
B. Aumenti	22.389	1.191	838	-	24.418
B1. Acquisti	22.383	1.191	829	-	24.403
B2. Variazioni positive di fair value	-	-	7	-	7
B3. Altre variazioni	6	-	2	-	8
C. Diminuzioni	22.320	1.202	787	-	24.309
C1. Vendite	22.290	1.200	787	-	24.277
C2. Rimborsi	23	-	-	-	23
C3. Variazioni negative di fair value	-	-	-	-	-
C4. Altre variazioni	7	2	-	-	9
D. Rimanenze finali	482	8	107	-	597

Il portafoglio degli strumenti finanziari detenuti per la negoziazione registra, rispetto alle esistenze iniziali, un incremento netto delle attività finanziarie, da ascriversi ai titoli di debito per euro 69 milioni ed alle quote di OICR per euro 51 milioni.

Sezione 3 - Attività finanziarie valutate al fair value - Voce 30

3.1 Attività finanziarie valutate al fair value: composizione merceologica

Voci/Valori	31 dicembre 2005		
	Quotati	Non quotati	Totale
1. Titoli di debito	424	-	424
1.1 Titoli strutturati	424	-	424
1.2 Altri titoli di debito	-	-	-
2. Titoli di capitale	-	-	-
3. Quote di O.I.C.R.	1.139		1.139
4. Finanziamenti	-	-	-
4.1 Strutturati	-	-	-
4.2 Altri	-	-	-
5. Attività deteriorate	-	-	-
6. Attività cedute non cancellate	-	-	-
Totale	1.563	-	1.563
Costo	1.563	-	1.563

Il portafoglio degli strumenti finanziari valutati al fair value è costituito da titoli di debito quotati e da quote di OICR quotate, completamente da ascriversi a Centrovita Assicurazioni S.p.A.

3.2 Attività finanziarie valutate al fair value: composizione per debitori/emittenti	
Voci/Valori	31 dicembre 2005
1. Titoli di debito	424
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	424
d) Altri emittenti	-
2. Titoli di capitale	-
a) Banche	-
b) Altri emittenti:	-
- imprese di assicurazione	-
- società finanziarie	-
- imprese non finanziarie	-
- altri	-
3. Quote di O.I.C.R.	1.139
4. Finanziamenti	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
5. Attività deteriorate	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
6. Attività cedute non cancellate	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
Totale	1.563

3.3 Attività finanziarie valutate al fair value (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue					
Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	344	-	1.069	-	1.413
B. Aumenti	142	-	356	-	498
B1. Acquisti	133	-	267	-	400
B2. Variazioni positive di fair value	8	-	89	-	97
B3. Altre variazioni	1	-		-	1
C. Diminuzioni	62	-	286	-	348
C1. Vendite	47	-	251	-	298
C2. Rimborsi	13	-		-	13
C3. Variazioni negative di fair value	2	-	35	-	37
C4. Altre variazioni		-		-	
D. Rimanenze finali	424	-	1.139	-	1.563

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

Voci/Valori	31 dicembre 2005		
	Quotati	Non quotati	Totale
1. Titoli di debito	2.429	302	2.551
1.1 Titoli strutturati	-	-	-
1.2 Altri titoli di debito	2.249	302	2.551
2. Titoli di capitale	157	178	335
2.1 Valutati al fair value	10	16	26
2.2 Valutati al costo	147	162	309
3. Quote di O.I.C.R.	25	82	107
4. Finanziamenti	-	-	-
5. Attività deteriorate	2		2
6. Attività cedute non cancellate	-	-	-
Totale	2.433	562	2.995

Il portafoglio degli strumenti finanziari disponibili per la vendita è costituito da titoli di debito per euro 2.551 milioni e da titoli di capitale per euro 335 milioni, relativi principalmente a partecipazioni minoritarie non ritenute strategiche, di cui le principali quotate sono Sanpaolo IMI S.p.A. e Engineerng S.p.A. e le principali non quotate sono Cassa dei Risparmi di Forli S.p.A. e Cassa di Risparmio di Ravenna S.p.A.

4.2 Attività finanziarie disponibili per la vendita: composizione per debitori/emittenti

Voci/Valori	31 dicembre 2005
1. Titoli di debito	2.551
a) Governi e Banche Centrali	1.590
b) Altri enti pubblici	5
c) Banche	682
d) Altri emittenti	274
2. Titoli di capitale	335
a) Banche	275
b) Altri emittenti:	60
- imprese di assicurazione	14
- società finanziarie	12
- imprese non finanziarie	34
- altri	-
3. Quote di O.I.C.R.	107
4. Finanziamenti	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
5. Attività deteriorate	2
a) Governi e Banche Centrali	2
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
6. Attività cedute non cancellate	-
a) Governi e Banche Centrali	-
b) Altri enti pubblici	-
c) Banche	-
d) Altri soggetti	-
Totale	2.995

4.3 Attività finanziarie disponibili per la vendita: attività coperte

4.4 Attività finanziarie disponibili per la vendita: attività oggetto di copertura specifica

Non sono presenti attività finanziarie disponibili per la vendita oggetto di copertura.

4.3 Attività finanziarie disponibili per la vendita (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue	31 dicembre 2005				
	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**2.373**	**319**	**17**	**-**	**2.709**
B. Aumenti					
B1. Acquisti	3.764	32	98		3.894
B2. Variazioni positive di FV	5	39	3		47
B3. Riprese di valore					
- imputate al conto economico	1				1
- imputate al patrimonio netto	12	2			14
B4. Trasferimenti da altri portafogli					-
B5. Altre variazioni	46	2			48
C. Diminuzioni					
C1. Vendite	-3.592	-42	-10		-3.644
C2. Rimborsi	-35				-35
C3. Variazioni negative di FV	-8	-15			-23
C4. Svalutazioni da deterioramento					0
- imputate al conto economico		-2			-2
- imputate al patrimonio netto					0
C5. Trasferimenti ad altri portafogli	0				0
C6. Altre variazioni	-15	0	-1		-16
D. Rimanenze finali	**2.551**	**335**	**107**		**2.993**

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

Tipologia operazioni / Valori	31 dicembre 2005
A. Crediti verso Banche Centrali	84
1. Depositi vincolati	-
2. Riserva obbligatoria	84
3. Pronti contro termine attivi	-
4. Altri	-
B. Crediti verso banche	1.448
1. Conti correnti e depositi liberi	198
2. Depositi vincolati	1.234
3. Altri finanziamenti	16
3.1 Pronti contro termine attivi	-
3.2 Locazione finanziaria	-
3.3 Altri	16
4. Titoli di debito	-
4.1 Titoli strutturati	-
4.2 Altri titoli di debito	-
5. Attività deteriorate	-
6. Attività cedute non cancellate	-
Totale (valore di bilancio)	1.532
Totale (fair value)	1.532

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2005
1. Conti correnti	3.556
2. Pronti contro termine attivi	-
3. Mutui	6.039
4. Carte di credito, prestiti personali e cessioni del quinto	210
5. Locazione finanziaria	-
6. Factoring	-
7. Altre operazioni	2.903
8. Titoli di debito	4
8.1 Titoli strutturati	-
8.2 Altri titoli di debito	4
9. Attività deteriorate	435
10. Attività cedute non cancellate	-
Totale (valore di bilancio)	13.147
Totale (fair value)	[illegible]

Il portafoglio degli strumenti finanziari è rappresentato dai crediti verso clientela in bonis per euro 12.712 milioni e da euro 435 milioni di attività finanziarie deteriorate verso clientela.

7.2 Crediti verso clientela: composizione per debitori/emittenti

Tipologia operazioni/Valori	31 dicembre 2005
1. Titoli di debito:	4
a) Governi	
b) Altri enti pubblici	
c) Altri emittenti	
- imprese non finanziarie	4
- imprese finanziarie	
- assicurazioni	
- altri	
2. Finanziamenti verso:	12.724
a) Governi	17
b) Altri enti pubblici	149
c) Altri soggetti	
- imprese non finanziarie	2.556
- imprese finanziarie	249
- assicurazioni	
- altri	9.753
3. Attività deteriorate:	419
a) Governi	
b) Altri enti pubblici	
c) Altri soggetti	
- imprese non finanziarie	236
- imprese finanziarie	2
- assicurazioni	
- altri	181
4. Attività cedute e non cancellate:	
a) Governi	
b) Altri enti pubblici	
c) Altri soggetti	
- imprese non finanziarie	
- imprese finanziarie	
- assicurazioni	
- altri	
Totale	13.147

Sezione 8 - Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

	31 dicembre 2005					
Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale
A) Quotati						
1) Derivati finanziari:						
• con scambio di capitale						
- opzioni acquistate						
- altri derivati						
• senza scambio di capitale						
- opzioni acquistate						
- altri derivati						
2) Derivati creditizi:						
• con scambio di capitale						
• senza scambio di capitale						
Totale A						
B) Non Quotati						
1) Derivati finanziari:						
• con scambio di capitale						
- opzioni acquistate						
- altri derivati						
• senza scambio di capitale						
- opzioni acquistate						
- altri derivati	51					51
2) Derivati creditizi:						
• con scambio di capitale						
• senza scambio di capitale						
Totale B	51					51
Totale (A+B) 31 dicembre 2005	51					51

Il presente prospetto rileva i derivati attivi delle passività strutturate e passività lineari a copertura del fair value. Tale modalità contabile è richiesta dallo IAS 39 in materia di *hedge accounting*.

8.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura (valore di bilancio)

Operazioni/Tipo di copertura	Fair value						Flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1 Attività finanziarie disponibili per la vendita								
2. Crediti								
3. Attività finanziarie detenute sino alla scadenza								
4. Portafoglio								
Totale attività								
1. Passività finanziarie	51							
2. Portafoglio								
Totale passività	51							

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate in modo congiunto (valutate al patrimonio netto) e in società sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Tipo di rapporto (1)	Rapporto di partecipazione: Impresa partecipante	Rapporto di partecipazione: Quota %	Disponibilità voti %
A. Imprese sottoposte a cotrollo congiunto					
1. Gruppo Findomestic Banca	Firenze	7)			50,00
			Banca CR Firenze S.p.A.	47,17	
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	2,83	
B. Imprese sottoposte a influenza notevole					
2. Centro Leasing S.p.A.	Firenze	8)			38,14
			Banca CR Firenze S.p.A.	27,88	
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	7,08	
			Cassa di Risparmio della Spezia S.p.A.	0,79	
			Cassa di Risparmio di Mirandola S.p.A.	0,01	
			Cassa di Risparmio di Orvieto S.p.A.	1,82	
			Cassa di Risparmio di Civitavecchia S.p.A.	0,56	
3. Centro Factoring S.p.A.	Firenze	8)			47,68
			Banca CR Firenze S.p.A.	41,76	
			Cassa di Risparmio di Pistoia e Pescia S.p.A.	5,73	
			Cassa di Risparmio della Spezia S.p.A.	0,16	
			Cassa di Risparmio di Orvieto S.p.A.	0,03	

1) Tipo di rapporto espresso secondo la codifica stabilita dalla banca d'Italia, dove 7) definisce il controllo congiunto ai sensi dello IAS 31 e 8) si riferisce all'impresa associata ai sensi dello IAS 28.

10.2 Partecipazioni in società controllate in modo congiunto e in società sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Totale attivo	Utile (Perdita)	Patrimonio netto	Valore di bilancio consolidato	Fair value
A. Imprese valutate al patrimonio netto				435	
A1. Sottoposte a controllo congiunto					
1. Gruppo Findomestic Banca	8.725	106	684	344	
A2. Sottoposte a influenza notevole					
1. Centro Leasing S.p.A.	3.710	13	173	67	77
2. Centro Factoring S.p.A.	1.039	7	49	24	35

10.3 Partecipazioni: variazioni annue

	31 dicembre 2005	31 dicembre 2005
A. Esistenze iniziali	372	317
B. Aumenti	63	55
B.1 Acquisti		
B.2 Riprese di valore		
B.3 Rivalutazioni		
B.4 Altre variazioni	63	55
C. Diminuzioni		0
C.1 Vendite		
C.2 Rettifiche di valore		
C.3 Altre variazioni		0
D. Rimanenze finali	435	372
E. Rivalutazioni totali		
F. Rettifiche totali		

La voce B.4 include gli utili delle società consolidate col metodo del patrimonio netto, per importi rispettivamente pari nel 2005 e nel 2004 a 61 e 50 milioni di euro.

Sezione 11 - Riserve tecniche a carico dei riassicuratori - Voce 110

11.1 Riserve tecniche a carico dei riassicuratori: composizione

	31 dicembre 2005
A. Ramo danni	1
A1. Riserve premi	1
A2. Riserve sinistri	-
A3. Altre riserve	-
B. Ramo vita	
B1. Riserve matematiche	
B2. Riserve per somme da pagare	-
B3. Altre riserve	-
C. Riserve tecniche allorché il rischio dell'investimento è supportato dagli assicurati	-
C1. Riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato	-
C2. Riserve derivanti dalla gestione dei fondi pensione	-
D. Totale riserve tecniche a carico dei riassicuratori	1

Nel corso dell'esercizio la voce 110 non ha subito variazioni.

Sezione 12 - Attività materiali - Voce 120

12.1 Attività materiali: composizione delle attività valutate al costo

Attività/Valori	31 dicembre 2005	31 dicembre 2004
A. Attività ad uso funzionale		
1.1 di proprietà	289	281
a) terreni	83	88
b) fabbricati	145	146
c) mobili	18	17
d) impianti elettronici	16	12
e) altre	27	18
1.2 acquisite in locazione finanziaria	3	3
a) terreni	1	1
b) fabbricati	2	2
c) mobili	-	-
d) impianti elettronici	-	-
e) altre	-	-
Totale A	292	284
B. Attività detenute a scopo di investimento		
2.1 di proprietà	-	-
a) terreni	-	-
b) fabbricati	-	-
2.2 acquisite in locazione finanziaria	-	-
a) terreni	-	-
b) fabbricati	-	-
Totale B	-	-
Totale (A+B)	292	284

12.2 Attività materiali: composizione delle attività valutate al fair value o rivalutate

Attività/Valori	31 dicembre 2005	31 dicembre 2004
A. Attività ad uso funzionale		
1.1 di proprietà		
a) terreni	25	29
b) fabbricati	72	79
c) mobili		
d) impianti elettronici		
e) altre		
1.2 acquisite in locazione finanziaria		
a) terreni		
b) fabbricati		
c) mobili		
d) impianti elettronici		
e) altre		
Totale A	97	108
B. Attività detenute a scopo di investimento		
2.1 di proprietà		
a) terreni	17	19
b) fabbricati	40	63
2.2 acquisite in locazione finanziaria		
a) terreni		
b) fabbricati	1	-
Totale B	58	82
Totale (A+B)	155	190

Il fair value dei fabbricati e terreni è determinato sulla base di perizie di stima, interne ed esterne, rilasciate da geometri ed ingegneri iscritti ad albi professionali.

12.3 Attività materiali ad uso funzionale: variazioni annue	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	Totale
A. Esistenze iniziali lorde	112	375	33	25	52	597
A.1 Riduzioni di valore totali nette	-	159	15	12	22	208
A.2 Esistenze iniziali nette	112	216	18	13	30	389
B. Aumenti						
B.1 Acquisti			3	8	8	19
B.2 Spese per migliorie capitalizzate		3				3
B.3 Riprese di valore						-
B.4 Variazioni positive di fair value imputate a:						
a) patrimonio netto						-
b) conto economico						-
B.5 Differenze positive di cambio						-
B.6 Trasferimenti da immobili detenuti a scopo di investimento	1	12				13
B.7 Altre variazioni		8	-	-	1	9
C. Diminuzioni						
C.1 Vendite	-3	-8				-11
C.2 Ammortamenti		-13	-3	-5	-8	-29
C.3 Rettifiche di valore da deterioramento imputate a:						
a) patrimonio netto						0
b) conto economico	-1	-1				-2
C.4 Variazioni negative di fair value imputate a:						
a) patrimonio netto						0
b) conto economico						0
C.5 Differenze negative di cambio						
C.6 Trasferimenti a						
a) attività materiali detenute a scopo di investimento		-1				-1
b) attività in via di dismissione						
C.7 Altre variazioni					-1	-1
D. Rimanenze finali nette	109	216	18	16	30	389
D.1 Riduzioni di valore totali nette	1	152	14	11	23	201
D.2 Rimanenze finali lorde	110	368	32	27	53	590
E. Valutazione al costo						

12.4 Attività materiali detenute a scopo di investimento: variazioni annue

	Terreni	Fabbricati	Totale
A. Esistenze iniziali	21	59	80
B. Aumenti			
B.1 Acquisti			
B.2 Spese per migliorie capitalizzate			
B.3 Variazioni positive di fair value	1	2	3
B.4 Riprese di valore			
B.5 Differenze di cambio positive			
B.6 Trasferimenti da immobili ad uso funzionale			
B.7 Altre variazioni			
C. Diminuzioni			
C.1 Vendite	-4	-10	-14
C.2 Ammortamenti			
C.3 Variazioni negative di fair value			
C.4 Rettifiche di valore da deterioramento			
C.5 Differenze di cambio negative			
C.6 Trasferimenti ad altri portafogli di attività			
a) immobili ad uso funzionale	-1	-10	-11
b) attività non correnti in via di dismissione			
C.7 Altre variazioni			
D. Rimanenze finali	17	41	58
E. Valutazione al fair value			

Sezione 13 - Attività immateriali - Voce 130

13.1 Attività immateriali: composizione per tipologia di attività			
Attività/Valori	Durata limitata	Durata illimitata	Totale
A.1 Avviamento			
A.1.1 di pertinenza del gruppo		290	290
A.1.2 di pertinenza dei terzi			
A.2 Altre attività immateriali			
A.2.1 Attività valutate al costo:			
a) Attività immateriali generate internamente	1		1
b) Altre attività	19	1	20
A.2.2 Attività valutate al fair value:			
a) Attività immateriali generate internamente			
b) Altre attività			
Totale	20	291	311

13.2 Attività immateriali: variazioni annue

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		Totale
		Lim	Illim	Lim	Illim	
A. Esistenze iniziali	275	1		89	1	366
A.1 Riduzioni di valore totali nette				58		58
A.2 Esistenze iniziali nette	275	1	-	31	1	308
B. Aumenti						
B.1 Acquisti	15			17	2	34
B.2 Incrementi di attività immateriali interne						
B.3 Riprese di valore						
B.4 Variazioni positive di fair value						
- a patrimonio netto						
- a conto economico						
B.5 Differenze di cambio positive						
B.6 Altre variazioni				2		2
C. Diminuzioni						
C.1 Vendite						
C.2 Rettifiche di valore						
- Ammortamenti				-32	-1	-33
- Svalutazioni:						
+ patrimonio netto						
+ conto economico						
C.3 Variazioni negative di fair value:						
- a patrimonio netto						
- a conto economico						
C.4 Trasferimenti alle attività non correnti in via di dismissione						
C.5 Differenze di cambio negative						
C.6 Altre variazioni						
D. Rimanenze finali nette	290	1	-	18	2	311
D.1 Rettifiche di valore totali nette				52		52
E. Rimanenze finali lorde	290	1	-	70	2	363
F. Valutazione al costo						

L'incremento della voce "avviamento" è interamente riferito all'acquisto di una ulteriore quota partecipativa, pari al 9% delle azioni ordinarie, in Cassa di Risparmio di Pistoia e Pescia S.p.A., effettuato dalla Capogruppo nel corso del 2005.

Legenda: **Lim:** a durata limitata **Illim:** a durata illimitata

Sezione 14 - Le attività fiscali e le passività fiscali - Voce 140 dell'attivo e Voce 80 del passivo

14.1 Attività per imposte anticipate: composizione	31 dicembre 2005
Crediti	32
Titoli	9
Fondi per rischi ed oneri	24
Fondo di quiescienza per il personale	13
Fondo TFR	8
Avviamento	1
Altro	15
Totale	**102**

14.2 Passività per imposte differite: composizione	31 dicembre 2005
Crediti	13
Titoli	33
Fondo TFR	3
Avviamento	1
Immobili	6
Altro	2
Totale	**58**

14.3 Variazioni delle imposte anticipate (in contropartita del conto economico)	31 dicembre 2005
Importo iniziale	81
Aumenti	35
2.1 Imposte anticipate rilevate nell'esercizio	
a) relative a precedenti esercizi	30
b) dovute al mutamento di criteri contabili	
c) riprese di valore	
d) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	2
2.3 Altri aumenti	3
Diminuzioni	-30
3.1 Imposte anticipate annullate nell'esercizio	
a) rigiri	-28
b) svalutazioni per sopravvenuta irrecuperabilità	-2
c) mutamento di criteri contabili	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
Importo finale	86

Alla data di chiusura dell'esercizio non sono presenti attività per imposte anticipate derivanti da perdite fiscali imputabili agli esercizi precedenti.

14.4 Variazioni delle imposte differite (in contropartita del conto economico)	31 dicembre 2005
1. Importo iniziale	38
2. Aumenti	21
2.1 Imposte differite rilevate nell'esercizio	
a) relative a precedenti esercizi	14
b) dovute al mutamento di criteri contabili	
c) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	3
2.3 Altri aumenti	4
3. Diminuzioni	-13
3.1 Imposte differite annullate nell'esercizio	
a) rigiri	-13
b) dovute al mutamento di criteri contabili	
c) altre	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	46

14.5 Variazioni delle imposte anticipate (in contropartita del patrimonio netto)	31 dicembre 2005
1. Importo iniziale	3
2. Aumenti	15
2.1 Imposte anticipate rilevate nell'esercizio	
a) relative a precedenti esercizi	1
b) dovute al mutamento di criteri contabili	
c) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	
2.3 Altri aumenti	14
3. Diminuzioni	-2
3.1 Imposte anticipate annullate nell'esercizio	
a) rigiri	-2
b) svalutazioni per sopravvenuta irrecuperabilità	
c) dovute al mutamento di criteri contabili	
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	16

14.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)	31 dicembre 2005
1. Importo iniziale	39
2. Aumenti	23
2.1 Imposte differite rilevate nell'esercizio	
a) relative a precedenti esercizi	8
b) dovute al mutamento di criteri contabili	
c) altre	
2.2 Nuove imposte o incrementi di aliquote fiscali	
2.3 Altri aumenti	15
3. Diminuzioni	-50
3.1 Imposte differite annullate nell'esercizio	
a) rigiri	-40
b) dovute al mutamento di criteri contabili	
c) altre	-10
3.2 Riduzioni di aliquote fiscali	
3.3 Altre diminuzioni	
4. Importo finale	12

La variazione di cui alla sottovoce 3.1 a) è riferita, per 35,7 milioni di euro (di cui 5,7 di pertinenza di terzi), allo storno delle imposte differite sulla rivalutazione degli immobili calcolate in FTA, effettuato in seguito alla rilevazione dell'imposta sostitutiva effettivamente dovuta sugli immobili rivalutati ai sensi della Legge 266/2005, secondo le disposizioni dell'Organo di Vigilanza emanate con lettera del 31 marzo 2006.

Sezione 16 - Altre attività - Voce 160

16.1 Altre attività: composizione	31 dicembre 2015
1. Crediti tributari verso erario e enti impositori	57
2. Assegni di terzi in giacenza presso la cassa	67
3. Assegni tratti sull'azienda in giacenza presso la cassa	0
4. Depositi cauzionali	1
5. Partite viaggianti tra filiali	64
6. Partite in corso di lavorazione	136
7. Risconti attivi non riconducibili a voce propria	5
8. Conti debitori della gestione e riscossione tributi	191
9. Altre	116
Totale	637

PASSIVO

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Componenti del gruppo	31 dicembre 2005
1. Debiti verso banche centrali	90
2. Debiti verso banche	783
2.1 Conti correnti e depositi liberi	125
2.2 Depositi vincolati	350
2.3 Finanziamenti	87
2.3.1 locazione finanziaria	0
2.3.2 altri	87
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali	0
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	0
2.5.1 pronti contro termine passivi	207
2.5.2 altre	0
2.6 Altri debiti	14
Totale	873
Fair value	873

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica Tipologia operazioni/Componenti del gruppo	31 dicembre 2005
1. Conti correnti e depositi liberi	9.267
2. Depositi vincolati	2
3. Fondi di terzi in amministrazione	1
4. Finanziamenti	3
4.1 locazione finanziaria	3
4.2 altri	0
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali	0
6. Passività a fronte di attività cedute non cancellate dal bilancio	0
6.1 pronti contro termine passivi	894
6.2 altre	0
7. Altri debiti	87
Totale	10.264
Fair value	10.264

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica Tipologia titoli/Componenti del gruppo	31 dicembre 2005	
	Valore di bilancio	Fair value
A. Titoli quotati	1.114	1.134
1. Obbligazioni	1.114	1.134
1.1 strutturate	1.114	1.134
1.2 altre	1.114	1.134
2. Altri titoli	0	0
2.1 strutturati	0	0
2.2 altri	0	0
B. Titoli non quotati	4.134	4.149
1. Obbligazioni	3.774	3.789
1.1 strutturate	74	88
1.2 altre	3.700	3.701
2. Altri titoli	360	360
2.1 *strutturati*	0	0
2.2 altri	360	360
Totale	5.248	5.283

I titoli quotati di cui al punto 1.1 sono principalmente relativi alle obbligazioni subordinate collocate sul mercato mobiliare lussemburghese nell'ambito del programma Euro Medium Term Notes (EMTN).

I titoli non quotati di cui al punto 2.2 includono i certificati di deposito e gli assegni circolari in circolazione alla data di chiusura dell'esercizio.

3.2 Dettaglio della voce 30 "Titoli in circolazione": titoli subordinati

Dettaglio voce 110 "Prestiti subordinati"	valore nominale	valore computabile nel Patrimonio di Vigilanza	Società emittente	data di emissione	data di scadenza	tasso d'interesse contrattuale
a) Prestito obbligazionario subordinato di secondo livello	143	86	Banca CR Firenze S.p.A.	mar-98	mar-08	Euribor a 6 mesi - 0,40 %
b) Prestito obbligazionario subordinato di secondo livello	78	32	Banca CR Firenze S.p.A.	giu-01	giu-08	Euribor a 6 mesi
c) Prestito obbligazionario subordinato di secondo livello	50	29	Banca CR Firenze S.p.A.	lug-02	lug-09	Euribor a 6 mesi
d) Prestito obbligazionario subordinato di secondo livello	30	30	Banca CR Firenze S.p.A	feb-03	feb-10	Euribor a 6 mesi
e) Prestito obbligazionario subordinato di secondo livello	23	23	Banca CR Firenze S.p.A.	feb-04	mar-11	Euribor a 3 mesi + 0,20%
f) Prestito obbligazionario subordinato di secondo livello	40	40	Banca CR Firenze S.p.A	lug-04	lug-11	Euribor a 6 mesi
g) Prestito obbligazionario subordinato di secondo livello	149	150	Banca CR Firenze S.p.A.	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
h) Prestito obbligazionario subordinato di secondo livello	16	16	Banca CR Firenze S.p.A.	mag-05	mag-15	Euribor a 3 mesi + 0,45%
i) Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-02	giu-12	Euribor a 6 mesi + 1,40%
l) Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-03	giu-13	Euribor a 6 mesi + 0,95%
m) Prestito obbligazionario subordinato di terzo livello	30	-	Banca CR Firenze S.p.A.	dic-03	dic-06	Euribor a 6 mesi + 34 b.p.
n) Prestito obbligazionario subordinato di secondo livello	17	17	CR di Orvieto S.p.A.	gen-05	gen-12	Euribor a 6 mesi - 0,10 %
Totale Passività subordinate	976	823				

Si precisa che per nessuno dei prestiti subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

3.3 Dettaglio della voce 30 "Titoli in circolazione": titoli oggetto di copertura specifica Tipologia operazioni/Valori	31 dicembre 2005
1. Titoli oggetto di copertura specifica del fair value:	
a) rischio di tasso di interesse	1.822
b) rischio di cambio	0
c) più rischi	0
2. Titoli oggetto di copertura specifica dei flussi finanziari:	
a) rischio di tasso di interesse	0
b) rischio di cambio	0
c) altro	0
Totale	1.822

I titoli oggetto di copertura di fair value sono rappresentati dalle obbligazioni strutturate e dalle obbligazioni lineari.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli / Componenti del gruppo	31 dicembre 2005			
	Valore nominale o nozionale	FV		FV*
		Quotati	Non quotati	
A. Passività per cassa				
1. Debiti verso banche	0	0	0	0
2. Debiti verso clientela	0	0	0	0
3. Titoli di debito				
3.1 Obbligazioni				
3.1.1 Strutturate	0	0	0	0
3.1.2 Altre obbligazioni	0	0	0	0
3.2 Altri titoli				
3.2.1 Strutturati	0	0	0	0
3.2.2 Altri	0	0	0	0
Totale A	0	0	0	
B. Strumenti derivati				
1. Derivati finanziari				
1.1 Di negoziazione	0	0	18	0
1.2 Connessi con la fair value option	0	0	0	0
1.3 Altri	0	0	1	0
2. Derivati creditizi				
2.1 Di negoziazione	0	0	0	0
2.2 Connessi con la fair value option	0	0	0	0
2.3 Altri	0	0	0	0
Totale B	0	0	19	0
Totale (A+B)	0	0	19	0

Il portafoglio delle passività finanziarie di negoziazione si compone dei derivati scorporati dalle obbligazioni oggetto di copertura di fair value.

Legenda
FV = fair value
FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione.

4.4 Passività finanziarie di negoziazione: strumenti derivati

Tipologie derivati/Attività sottostanti	31 dicembre 2005					
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale
A) Derivati quotati						
1) Derivati finanziari:						
∘ con scambio di capitale						
- opzioni emesse	0	0	0	0	0	0
- altri derivati	0	0	0	0	0	0
∘ senza scambio di capitale						
- opzioni emesse	0	0	0	0	0	0
- altri derivati	0	0	0	0	0	0
2) Derivati creditizi:						
∘ con scambio di capitale	0	0	0	0	0	0
∘ senza scambio di capitale	0	0	0	0	0	0
Totale A	0	0	0	0	0	0
B) Derivati non quotati						
1) Derivati finanziari:						
∘ con scambio di capitale						
- opzioni emesse	0	0	1	0	0	1
- altri derivati	0	0	0	0	0	0
∘ senza scambio di capitale						
- opzioni emesse	0	0	1	0	11	12
- altri derivati	4	0	0	0	2	6
2) Derivati creditizi:						
∘ con scambio di capitale	0	0	0	0	0	0
∘ senza scambio di capitale	0	0	0	0	0	0
Totale B	4	0	2	0	13	19
Totale (A + B)	4	0	2	0	13	19

Sezione 5 - Passività finanziarie valutate al fair value - Voce 50

5.1 Passività finanziarie valutate al fair value: composizione merceologica

Tipologia operazione / Valori	31 dicembre 2006			
	VN	FV		FV*
		Quotati	Non quotati	
1. Debiti verso banche				
1.1 Strutturati				
1.2 Altri				
2. Debiti verso clientela				
2.1 Strutturati				
2.2 Altri		1.786		
3. Titoli di debito				
3.1 Strutturati				
3.2 Altri				
Totale		1.786		

Il portafoglio degli strumenti finanziari valutati al fair value è rappresentato dalle passività della società Centrovita Assicurazioni S.p.A. relativamente alle polizze assicurative con rischio finanziario a carico dell'assicurato (categoria D del ramo vita del bilancio assicurativo).

Legenda:
VN = valore nominale
FV = fair value
FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione.

5.3 Passività finanziarie valutate al fair value: variazioni annue

	Debiti verso banche	Debiti verso clientela	Titoli in circolazione	Totale
A. Esistenze iniziali	1.773			1.773
B. Aumenti	13			13
B1. Emissioni				
B2. Vendite				
B3. Variazioni positive di fair value				
B4. Altre variazioni	13			13
C. Diminuzioni	0			0
C1. Acquisti				
C2. Rimborsi				
C3. Variazioni negative di fair value				
C4. Altre variazioni				
D. Rimanenze finali	1.786			1.786

Sezione 6 - Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale
A) Quotati						
1) *Derivati finanziari:*						
• con scambio di capitale						
- opzioni emesse	0	0	0	0	0	0
- altri derivati	0	0	0	0	0	0
• senza scambio di capitale						
- opzioni emesse	0	0	0	0	0	0
- altri derivati	0	0	0	0	0	0
2) *Derivati creditizi:*						
• con scambio di capitale	0	0	0	0	0	0
• senza scambio di capitale	0	0	0	0	0	0
Totale A	0	0	0	0	0	0
B) Non quotati						
1) *Derivati finanziari:*						
• con scambio di capitale						
- opzioni emesse	0	0	0	0	0	0
- altri derivati	0	0	0	0	0	0
• senza scambio di capitale						
- opzioni emesse	0	0	0	0	0	0
- altri derivati	17	0	0	0	0	17
2) *Derivati creditizi:*						
• con scambio di capitale	0	0	0	0	0	0
• senza scambio di capitale	0	0	0	0	0	0
Totale B	17	0	0	0	0	17
Totale (A + B) 31 dicembre 2005	17	0	0	0	0	17

La passività finanziaria è rappresentata dal fair value dei derivati a copertura del rischio specifico delle obbligazioni emesse oggetto di copertura.

6.2 Derivati di copertura: composizione per portafogli coperti e per tipologie di copertura

Operazioni/Tipo di copertura	Copertura del fair value						Copertura flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita	0	0	0	0	0	0	0	0
2. Crediti	0	0	0	0	0	0	0	0
3. Attività finanziarie detenute sino alla scadenza	0	0	0	0	0	0	0	0
4. Portafoglio	0	0	0	0	0	0	0	0
Totale attività	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
1. Passività finanziarie	17	0	0	0	0	0	0	0
2. Portafoglio	0	0	0	0	0	0	0	0
Totale passività	**17**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

Sezione 8 - Passività fiscali - Voce 80

Si rinvia a quanto indicato nella Sezione 14 dell'attivo - Le attività e le passività fiscali.

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci	31 dicembre 2005
1. Debiti tributari verso erario e enti impositori	60
2. Debiti verso enti previdenziali	6
3. Somme a disposizione della clientela	31
4. Somme di terzi per depositi cauzionali	1
5. Altri debiti verso il personale	33
6. Partite viaggianti tra filiali	39
7. Partite in corso di lavorazione	234
8. Risconti passivi non riconducibili a voce propria	3
9. Debiti a fronte del deterioramento di crediti	3
10. Conti creditori della gestione e concessione tributi	121
11. Altre	450
Totale	**981**

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	31 dicembre 2005	31 dicembre 2004
A. Esistenze iniziali	188	178
B. Aumenti	25	28
B.1 Accantonamento dell'esercizio	24	27
B.2 Altre variazioni in aumento	1	1
C. Diminuzioni	20	18
C.1 Liquidazioni effettuate	17	15
C.2 Altre variazioni in diminuzione	3	3
D. Rimanenze finali	193	188

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Componenti	31 dicembre 2005	31 dicembre 2004
1. Fondi di quiescenza aziendali	198	175
2. Altri fondi per rischi ed oneri	58	74
2.1 controversie legali	23	23
2.2 oneri per il personale	14	30
2.3 altri	21	21
Totale	256	249

12.2 Fondi per rischi e oneri: variazioni annue

Voci/Componenti	Fondi di quiescenza	Altri fondi	Totale
A. Esistenze iniziali	175	74	249
B. Aumenti	37	17	54
B.1 Accantonamento dell'esercizio	12	15	27
B.2 Variazioni dovute al passare	1	1	2
B.3 Variazioni dovute a modifiche del tasso di sconto	1		1
B.4 Altre variazioni*	23	1	24
C. Diminuzioni	14	33	47
C.1 Utilizzo nell'esercizio	14	14	28
C.2 Variazioni dovute a modifiche del tasso di sconto			
C.3 Altre variazioni*		19	19
D. Rimanenze finali	198	58	256

(*) Le altre variazioni si riferiscono prevalentemente alla riclassifica tra i fondi di quiescenza dei contributi versati dalla Capogruppo nell'anno 2005 che in precedenza erano stati accantonati tra gli "Altri fondi".

12.3 Fondi di quiescenza aziendali a prestazione definita

12.3.1 Illustrazione dei fondi

Si riportano qui di seguito le informazioni riguardanti il dettaglio della voce 120 relativo ai fondi di quiescenza a prestazione definita, redatto secondo le indicazioni dello IAS 19 "Benefici ai dipendenti".
Trattandosi di fondi di previdenza complementare a prestazione definita, la determinazione dei valori attuariali richiesti dall'applicazione dello IAS 19 viene effettuata da attuari esterni indipendenti, con il "metodo dell'unità di credito proiettata" (*Projected Unit Credit Method*). Tale metodo, che rientra nell'ambito più generale delle tecniche relative ai cosiddetti "benefici maturati" considera ogni periodo di servizio prestato dai lavoratori presso l'azienda come una unità di diritto addizionale la passività attuariale deve quindi essere quantificata sulla base delle sole anzianità maturate alla data di valutazione pertanto, la passività totale viene di norma riproporzionata in base al rapporto tra gli anni di servizio maturati alla data di riferimento delle valutazioni e l'anzianità complessivamente raggiunta all'epoca prevista per la liquidazione del beneficio. Inoltre, il predetto metodo prevede di considerare i futuri incrementi retributivi, a qualsiasi causa dovuti (inflazione, carriera, rinnovi contrattuali etc.), fino all'epoca di cessazione del rapporto di lavoro.
Si fa tuttavia presente che per le obbligazioni nei confronti del personale in quiescenza, essendo il diritto completamente maturato, non vengono applicati i predetti correttivi.
Il tasso di attualizzazione utilizzato per le valutazioni è determinato con riferimento al rendimento di mercato di titoli *zero coupon bonds*, in quanto ritenuto maggiormente rappresentativo dei rendimenti di mercato, tenendo conto della stima della durata.
I fondi interni di previdenza complementare del Gruppo Banca CR Firenze sono interamente costituiti da patrimonio di destinazione ai sensi dell'art. 2117 del Codice Civile e, in dettaglio, presentano le seguenti caratteristiche:

- **Banca CR Firenze**: trattasi di fondo di previdenza complementare nell'ambito del passivo della banca, finalizzato a garantire a favore dei dipendenti assunti prima del 27 aprile 1993 un trattamento di previdenza complementare sotto forma di prestazione definita;
- **Cassa di Risparmio di Pistoia e Pescia**: trattasi di fondo di previdenza complementare costituito nel 1971 allo scopo di integrare le prestazioni fornite dall'INPS in tema di invalidità e vecchiaia;
- **Cassa di Risparmio di Orvieto**: trattasi del fondo di previdenza complementare costituito nel 1942, aggiuntivo alle prestazioni INPS;
- **Cassa di Risparmio di Civitavecchia**: trattasi di fondo integrativo di previdenza a prestazione definita relativo al personale collocato in quiescenza fino al 30.06.1999, per il quale è prevista l'applicazione della previgente normativa e con l'evidenziazione in bilancio della rispettiva riserva matematica calcolata da un attuario esterno, tempo per tempo necessaria per far fronte agli impegni assunti;
- **Cassa di Risparmio della Spezia e Cassa di Risparmio di Mirandola**: trattasi di fondi costituiti per fronteggiare agli impegni connessi alla previdenza integrativa interna e risultano congrui in base all'entità delle riserve matematiche calcolate da un attuario indipendente ed a quanto previsto dagli accordi aziendali.

12.3.2 Variazioni nell'esercizio del valore attuale delle obbligazioni a benefici definiti	31 dicembre 2005
Esistenze iniziali	124
Costo previdenziale relativo alle prestazioni di lavoro	
Costo previdenziale per prestazioni di lavoro passate rilevato	
Costo previdenziale per prestazioni di lavoro passate non rilevato	
Oneri finanziari	
Perdite attuariali rilevate	3
Perdite attuariali non rilevate	
Differenze positive di cambio	
Aumenti - operazioni di aggregazioni aziendali	
Contributi dei partecipanti al piano	17
Utili attuariali rilevati	
Utili attuariali non rilevati	
Differenze negative di cambio	
Indennità pagate	-11
Diminuzioni - operazioni di aggregazioni aziendali	
Effetto riduzione del fondo	
Effetto estinzione del fondo	
Altre variazioni in aumento	7
Altre variazioni in diminuzione	
Esistenze finali	**140**
Totale utili attuariali non rilevati	0
Totale perdite attuariali non rilevate	0

Analisi delle obbligazioni a benefici definiti	31 dicembre 2005
Passività del piano pensionistico a benefici definiti	-
a) piani non finanziati	-
b) piani finanziati parzialmente	-
c) piani finanziati pienamente	140

12.3.3 Variazioni nell'esercizio delle attività a servizio del piano e altre informazioni

Variazioni nell'esercizio del fair value delle attività a servizio del piano	31 dicembre 2005
Esistenze iniziali	124
Rendimento atteso	
Perdite attuariali rilevate	3
Perdite attuariali non rilevate	
Differenze positive di cambio	
Contributi versati dal datore di lavoro	17
Contributi versati dai partecipanti al piano (*)	
Utili attuariali rilevati	
Utili attuariali non rilevati	
Differenze negative di cambio	
Indennità pagate	-11
Effetto riduzione del fondo	
Effetto estinzione del fondo	
Altre variazioni	7
Esistenze finali	140
Totale utili attuariali non rilevati	-
Totale perdite attuariali non rilevate	-

(*) I contributi versati dai partecipanti al piano risultano complessivamente inferiori ad euro 0,5 milioni e non risultano pertanto valorizzati nella presente tabella.

Attività a servizio del piano	31 dicembre 2005
Liquidità	51
Investimenti mobiliari	89
- titoli non immobilizzati	88
- ratei attivi su titoli non immobilizzati	1
Totale attività a servizio del piano	140

12.3.4 Riconciliazione tra valore attuale dei fondi, valore attuale delle attività a servizio del piano e le attività e passività iscritte in bilancio	
Attività e passività iscritte	31 dicembre 2005
Valore attuale delle obbligazioni a benefici definiti	140
Fair value del piano	140
Stato del fondo	0
Utili attuariali non contabilizzati (sommatoria di quelli cumulati)	-
Perdite attuariali non contabilizzate (sommatoria di quelle cumulate)	-
Costo previdenziale relativo alle prestazioni di lavoro passate non contabilizzato	-
Attività non iscritte perché non rimborsabili	-
Fair value dell'attivo rimborsabile da terzi	-
Attività iscritte	-
Passività iscritte	-

12.3.5 Descrizione delle principali ipotesi attuariali				
	31 dicembre 2005			
PIANI INTERNI	Tasso di sconto	Tasso di rendimento atteso	Tasso atteso di incrementi retributivi	Tasso di inflazione
Banca CRFirenze	4%	4%	2%	2%
Cassa di Risparmio di Pistoia e Pescia	4%	4%	2%	2%
Cassa di Risparmio di Orvieto	4%	4%	2%	2%
Cassa di Risparmio di Civitavecchia	4%	4%	2%	2%
Cassa di Risparmio della Spezia	4%	4%	2%	2%
Cassa di Risparmio di Mirandola	4%	4%	2%	2%

Il tasso di rendimento del patrimonio deve essere inteso come tasso di rendimento atteso oltre il livello di inflazione.

12.3.6 Informazioni comparative

Si sottolinea che lo "stato del fondo" (inteso come differenza tra valore attuale delle obbligazioni a benefici definiti e fair value del piano) risulta negli anni sempre uguale a zero.

12.4 Fondi per rischi e oneri: altri fondi		
Voci/Componenti	31 dicembre 2005	31 dicembre 2004
1. Fondi per garanzie e impegni per crediti cartolarizzati	6	7
2. Fondi per rischi e oneri diversi	39	37
3. Fondi per rischi e oneri per il personale	13	30
Totale	58	74

Sezione 13 - Riserve tecniche - Voce 130

13.1 Riserve tecniche: composizione

	Lavoro diretto	Lavoro indiretto	31 dicembre 2005
A. Ramo danni		**11**	11
A1. riserve premi		6	6
A2. riserve sinistri		3	3
A3. altre riserve		2	2
B. Ramo vita		918	918
B1. riserve matematiche		898	898
B2. riserve per somme da pagare		11	11
B3. altre riserve		9	9
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati			
C1. riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato			
C2. riserve derivanti dalla gestione dei fondi pensione			
D. Totale riserve tecniche		929	929

Sezione 15 - Patrimonio del gruppo - Voci 140, 160, 170, 180, 190, 200 e 220

15.1 Patrimonio del gruppo: composizione

Voci/Valori	31 dicembre 2005	31 dicembre 2004
1. Capitale	648	648
2. Sovrapprezzi di emissione	58	56
3. Riserve	341	241
4. (Azioni proprie)		
a) capogruppo		
b) controllate		
5. Riserve da valutazione	130	102
6. Strumenti di capitale		
7. Utile (Perdita) d'esercizio di pertinenza del gruppo	149	143
Totale	**1.326**	**1.190**

15.2 "Capitale" e "Azioni proprie": composizione

Al 31 dicembre 2005 il capitale sociale della Capogruppo è pari ad euro 648.115.643, suddiviso in n° 1.137.044.988 azioni ordinarie del valore nominale di euro 0,57 ciascuna.
Al 31 dicembre 2005 non sono presenti azioni di Banca CR Firenze S.p.A. detenute dalle società del Gruppo.

15.3 Capitale - numero azioni della capogruppo: variazioni annue

Voci/Tipologie	Ordinarie	Altre
A. Azioni esistenti all'inizio dell'esercizio	**1.136.198.959**	
- interamente liberate	1.136.198.959	
- non interamente liberate		
A.1 Azioni proprie (-)		
A.2 Azioni in circolazione: esistenze iniziali	**1.136.198.959**	
B. Aumenti	**1.507.982**	
B.1 Nuove emissioni	846.029	
• a pagamento:		
- operazioni di aggregazioni di imprese		
- conversione di obbligazioni		
- esercizio di warrant		
- altre	846.029	
• a titolo gratuito:		
- a favore dei dipendenti		
- a favore degli amministratori		
- altre		
B.2 Vendita di azioni proprie	661.953	
B.3 Altre variazioni		
C. Diminuzioni	**661.953**	
C.1 Annullamento		
C.2 Acquisto di azioni proprie	661.953	
C.3 Operazioni di cessione di imprese		
C.4 Altre variazioni		
D. Azioni in circolazione: rimanenze finali	**1.137.044.988**	
D.1 Azioni proprie (+)		
D.2 Azioni esistenti alla fine dell'esercizio		
- interamente liberate	1.137.044.988	
- non interamente liberate		

15.4 Capitale - altre informazioni

I dati e le informazioni relative all'utile "diluito" per azione sono riportate nella Sezione 24 della Parte C della nota integrativa consolidata.

15.5 Riserve di utili: altre informazioni

Ulteriori informazioni sulla disponibilità e distribuibilità delle riserve di utili della Capogruppo sono riportate nella parte B, Sezione 8, del bilancio dell'impresa.

15.6 Riserve da valutazione: composizione

Voci/Componenti	31 dicembre 2005	31 dicembre 2004
1. Attività finanziarie disponibili per la vendita	46	48
2. Attività materiali	79	49
3. Attività immateriali		
4. Copertura di investimenti esteri		
5. Copertura dei flussi finanziari		
6. Differenze di cambio		
7. Attività non correnti in via di dismissione		
8. Leggi speciali di rivalutazione	5	5
Totale	**130**	**102**

PATRIMONIO DEL GRUPPO

15.7 Riserve da valutazione : variazioni annue

	Attività finanziarie disponibili per la vendita	Attività materiali	Attività immateriali	Copertura di investimenti esteri	Copertura dei flussi finanziari	Differenze di cambio	Attività non correnti in via di dismissione	Leggi speciali di rivalutazione	Totale
A. Esistenze iniziali	48	49						5	102
B. Aumenti	31	30							61
B1. *Incrementi di fair value*	31								31
B2. Altre variazioni		30							
C. Diminuzioni	33								33
C1. Riduzioni di fair value	23								23
C2. Altre variazioni	10								10
D. Rimanenze finali	46	79						5	130

Le altre varizioni in diminuzione delle "Attività finanziarie disponibili per la vendita" si riferiscono alla rilevazione della "contabilità ombra" (shadow accounting) dei contatti assicuratvi, secondo quanto previsto dall'IFRS 4.

Le altre variazioni in aumento delle "Attività materiali" sono interamente relative all'imputazione della riduzione dell'onere fiscale derivante dall'applicazione dell'imposta sostitutiva di cui alla Legge Finanziaria 2006, secondo le disposizioni dell'*Organo di Vigilanza emanate con lettera del 31 marzo 2006*.

15.8 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione				
Attività/valori	31 dicembre 2005		31 dicembre 2004	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	8	11		
2. Titoli di capitale	82	35	71	25
3. Quote di O.I.C.R.	3	1	3	1
4. Finanziamenti	0	0		
Totale	93	47	74	26

15.9 Riserve da valutazione delle attività finanziarie disponibili per la vendita: variazioni annue

15.9.1 Di pertinenza del gruppo bancario	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	0	46	2		48
2. Variazioni positive	2	18	1		21
2.1 Incrementi di fair value	2	18	1		21
2.2 Rigiro a conto economico di riserve negative					
- da deterioramento					
- da realizzo					
2.3 Altre variazioni					
3. Variazioni negative	5	17	1		23
3.1 Riduzioni di fair value	4	14	1		19
3.2 Rettifiche da deterioramento					
3.3 Rigiro a conto economico da riserve positive: da realizzo	1	1			2
3.4 Altre variazioni		2			2
4. Rimanenze finali	-3	47	2		46

Sezione 16 - Patrimonio di pertinenza di terzi - Voce 210

16.1 Patrimonio di pertinenza di terzi: composizione

Voci/Valori	31 dicembre 2005	31 dicembre 2004
1. Capitale		
2. Sovrapprezzi di emissione		
3. Riserve	39	47
4. (Azioni proprie)		
5. Riserve da valutazione	30	20
6. Strumenti di capitale		
7. Utile (Perdita) dell'esercizio di pertinenza di terzi	26	22
Totale	95	89

16.2 Riserve da valutazione: composizione

Voci/Componenti	31 dicembre 2005	31 dicembre 2004
1. Attività finanziarie disponibili per la vendita	5	1
2. Attività materiali	24	18
3. Attività immateriali		
4. Copertura di investimenti esteri		
5. Copertura dei flussi finanziari		
6. Differenze di cambio		
7. Attività non correnti in via di dismissione		
8. Leggi speciali di rivalutazione	1	1
Totale	30	20

16.3 Strumenti di capitale: composizione e variazioni annue

Al 31 dicembre 2005 le società del Gruppo non hanno in essere tali tipologie di strumenti di capitalizzazione.

16.4 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività / valori	31 dicembre 2005		
	Riserva positiva	Riserva negativa	Totale
1. Titoli di debito	5	1	4
2. Titoli di capitale	0	0	0
3. Quote di O.I.C.R.	1	0	1
4. Finanziamenti	0	0	0
Totale	6	1	5

PATRIMONIO DI PERTINENZA DI TERZI

16.5 Riserve da valutazione: variazioni annue

	Attività finanziarie disponibili per	Attività materiali	Attività immateriali	Copertura di investimenti esteri	Copertura dei flussi finanziari	Differenze di cambio	Attività non correnti in via di	Leggi speciali di rivalutazione	Totale
A. Esistenze iniziali	1	18						1	20
B. Aumenti	7	6						0	13
B1. Incrementi di *fair value*	7								7
B2. Altre variazioni		6							6
C. Diminuzioni	3	0						0	3
C1. Riduzioni di fair value	1								1
C2. Altre variazioni	2								2
D. Rimanenze finali	5	24						1	30

Altre informazioni

1. Garanzie rilasciate e impegni Operazioni	31 dicembre 2005
1) Garanzie rilasciate di natura finanziaria	
a) Banche	33
b) Clientela	644
2) Garanzie rilasciate di natura commerciale	
a) Banche	41
b) Clientela	315
3) Impegni irrevocabili a erogare fondi	
a) Banche	
i) a utilizzo certo	395
ii) a utilizzo incerto	21
b) Clientela	
i) a utilizzo certo	296
ii) a utilizzo incerto	602
4) *Impegni sottostanti ai derivati su crediti: vendite di protezione*	7
5) Attività costituite in garanzia di obbligazioni di terzi	
6) Altri impegni	62
Totale	2.416

2. Attività costituite a garanzia di proprie passività e impegni Portafogli	31 dicembre 2005
1. Attività finanziarie detenute per la negoziazione	-
2. Attività finanziarie valutate al fair value	-
3. Attività finanziarie disponibili per la vendita	1.193
4. Attività finanziarie detenute sino alla scadenza	-
5. Crediti verso banche	
6. Crediti verso clientela	-
7. Attività materiali	
Totale	1.193

4. Composizione degli investimenti a fronte delle polizze unit-linked e index-linked

Si riporta il dettaglio delle attività e delle passività a fronte delle polizze unit-linked, esposto nel formato previsto dalle disposizioni ISVAP.

	Prestazioni connesse con fondi di investimento e indici di mercato	Prestazioni connesse alla gestione dei fondi pensione	31 dicembre 2005
Attività finanziarie in bilancio	1563		1563
*Passività in bilancio	-3		-3
Totale attività nette	**1560**		**1560**
Passività finanziarie in bilancio	1786		1786
Riserve tecniche in bilancio	-		-
Totale passività	**1786**		**1786**

* Tali passività si riferiscono alle passività dei fondi interni assicurativi (quali ad esempio i debiti per commissioni di gestione) che nel bilancio ISVAP sono inserite come poste rettificative dell'attivo mentre nel riclassificato bancario sono esposte tra le altre passività.

5. Gestione e intermediazione per conto terzi: gruppo bancario

Tipologia servizi	31 dicembre 2005
1. Negoziazione di strumenti finanziari per conto di terzi	**420**
a) acquisti	
1. regolati	230
2. non regolati	12
b) vendite	
1. regolate	178
2. non regolate	
2. Gestioni patrimoniali	**3.483**
a) individuali	3.479
b) collettive	4
3. Custodia e amministrazione di titoli	**40.101**
a) titoli di terzi in deposito: connessi con lo svolgimento di banca depositaria (escluse le gestioni patrimoniali)	
1. titoli emessi dalle società incluse nel consolidamento	1.354
2. altri titoli	2.651
b) altri titoli di terzi in deposito (escluse gestioni patrimoniali): altri	
1. titoli emessi dalle società incluse nel consolidamento	2.776
2. altri titoli	12.039
c) titoli di terzi depositati presso terzi	18.231
d) titoli di proprietà depositati presso terzi	2.730
4. Altre operazioni	-

Parte C - Informazioni sul conto economico consolidato

Sezione 1 - Gli interessi - Voci 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

Voci/Forme tecniche	Attività finanziarie in bonis – Titoli di debito	Attività finanziarie in bonis – Finanziamenti	Attività finanziarie deteriorate	Altre attività	31 dicembre 2005
1. Attività finanziarie detenute per la negoziazione	56			1	57
2. Attività finanziarie valutate al fair value	4				4
3. Attività finanziarie disponibili per la vendita	35				35
4. Attività finanziarie detenute sino alla scadenza					
5. Crediti verso banche		28		2	30
6. Crediti verso clientela		586	18	2	606
7. Derivati di copertura (*)				12	12
8. Attività finanziarie cedute non cancellate		1			1
9. Altre attività				1	1
Totale	95	615	18	18	746

(*) Rappresentano l'effetto netto dei differenziali dei contratti derivati con finalità di copertura.
Nel presente schema gli interessi attivi sono computati secondo il tasso interno di rendimento o tasso effettivo; tale computo è influenzato dai costi e ricavi di transazione direttamente riconducibili allo strumento finanziario.

1.2 Interessi attivi e proventi assimilati: differenziali relativi alle operazioni di copertura

Voci/Settori	31 dicembre 2005
A. Differenziali positivi relativi a operazioni di:	
A.1 Copertura specifica del fair value di attività	
A.2 Copertura specifica del fair value di passività	31
A.3 Copertura generica del rischio di tasso di interesse	
A.4 Copertura specifica dei flussi finanziari di attività	
A.5 Copertura specifica dei flussi finanziari di passività	
A.6 Copertura generica dei flussi finanziari	
Totale differenziali positivi (A)	31
B. Differenziali negativi relativi a operazioni di:	
B.1 Copertura specifica del fair value di attività	
B.2 Copertura specifica del fair value di passività	19
B.3 Copertura generica del rischio di tasso di interesse	
B.4 Copertura specifica dei flussi finanziari di attività	
B.5 Copertura specifica dei flussi finanziari di passività	
B.6 Copertura generica dei flussi finanziari	
Totale differenziali negativi (B)	19
C. Saldo (A-B)	12

I differenziali sono relativi ad operazioni di copertura di *fair value* delle obbligazioni strutturate e lineari a tasso fisso.
Il saldo (A-B) compensa l'adeguamento di valore delle passività finanziarie oggetto di copertura di *fair value* (per la parte attribuibile al rischio coperto ed in caso di efficacia della copertura).

1.3 Interessi attivi e proventi assimilati: altre informazioni

1.3.1 Interessi attivi su attività finanziarie in valuta

Gli interessi attivi su operazioni in valuta ammontano nel 2005 ad euro 7 milioni.

1.3.2 Interessi attivi su operazioni di locazione finanziaria

Al 31 dicembre 2005 non sono presenti interessi attivi su operazioni di locazione finanziaria.

1.3.3 Interessi attivi su crediti con fondi di terzi in amministrazione

Al 31 dicembre 2005 non sono presenti crediti con fondi di terzi in amministrazione.

1.4 Interessi passivi e oneri assimilati: composizione

Voci/Forme tecniche	Debiti	Titoli	Altre passività	31 dicembre 2005
1. Debiti verso banche	20			20
2. Debiti verso clientela	86			86
3. Titoli in circolazione		130		130
4. Passività finanziarie di negoziazione	2	1		3
5. Passività finanziarie valutate al fair value				0
6. Passività finanziarie a fronte di attività cedute non cancellate				0
7. Altre passività		7	1	8
8. Derivati di copertura (*)				0
Totale	**108**	**138**	**1**	**247**

(*) *rappresentano l'effetto netto dei differenziali dei contratti derivati con finalità di copertura.*

Gli interessi passivi e oneri assimilati dei titoli di debito emessi dalle società del Gruppo nell'anno 2005 ammontano ad euro 137 milioni.

1.6 Interessi attivi e oneri assimilati: altre informazioni

1.6.1 Interessi passivi su passività in valuta

Gli interessi passivi su operazioni in valuta ammontano nel 2005 ad euro 12 milioni.

1.6.2 Interessi passivi su passività per operazioni di locazione finanziaria

Al 31 dicembre 2005 non sono presenti significativi interessi passivi per operazioni di locazione finanziaria.

1.6.3 Interessi passivi su fondi di terzi in amministrazione

Al 31 dicembre 2005 non sono presenti significativi interessi passivi su fondi di terzi in amministrazione.

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione Tipologia servizi/Settori	31 dicembre 2005
a) garanzie rilasciate	7
b) derivati su crediti	0
c) servizi di gestione, intermediazione e consulenza:	139
1. negoziazione di strumenti finanziari	2
2. negoziazione di valute	3
3. gestioni patrimoniali	78
3.1. individuali	*18*
3.2. collettive (*)	*60*
4. custodia e amministrazione di titoli	4
5. banca depositaria	1
6. collocamento di titoli	19
7. raccolta ordini	5
8. attività di consulenza	0
9. distribuzione di servizi di terzi	27
9.1. gestioni patrimoniali	*1*
9.1.1. individuali	*1*
9.1.2. collettive	*0*
9.2. prodotti assicurativi	*26*
9.3. altri prodotti	*0*
d) servizi di incasso e pagamento	69
e) servizi di servicing per operazioni di cartolarizzazione	5
f) servizi per operazioni di factoring	0
g) esercizio di esattorie e ricevitorie	32
h) altri servizi	65
Totale	317

(*) Tale sottovoce è riferita esclusivamente a CR Firenze Gestion Internationale S.A.

2.2 Commissioni attive: canali distributivi dei prodotti e servizi (normativa vigente) Canali/Settori	31 dicembre 2005
a) presso propri sportelli:	91
1. gestioni patrimoniali	48
2. collocamento di titoli	17
3. servizi e prodotti di terzi	26
b) offerta fuori sede:	33
1. gestioni patrimoniali	31
2. collocamento di titoli	2
3. servizi e prodotti di terzi	0
c) altri canali distributivi:	0
1. gestioni patrimoniali	0
2. collocamento di titoli	0
3. servizi e prodotti di terzi	0

2.3 Commissioni passive: composizione

Servizi/Settori	31 dicembre 2005
a) garanzie ricevute	1
b) derivati su crediti	0
c) servizi di gestione e intermediazione:	36
1. negoziazione di strumenti finanziari	1
2. negoziazione di valute	0
3. gestioni patrimoniali:	8
3.1 portafoglio proprio	2
3.2 portafoglio di terzi	6
4. custodia e amministrazione di titoli	1
5. collocamento di strumenti finanziari	18
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	8
d) servizi di incasso e pagamento	11
e) altri servizi	4
Totale	52

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

Voci / Proventi	31 dicembre 2005		31 dicembre 2004	
	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.
A. Attività finanziarie detenute per la negoziazione	0	0	0	0
B. Attività finanziarie disponibili per la vendita	10	0	9	0
C. Attività finanziarie valutate al fair value	0	0	0	0
D. Partecipazioni	0	0	0	0
Totale	10	0	9	0

La sottovoce B rileva i dividendi e proventi simili di pertinenza del portafoglio dei titoli di capitale classificati nella categoria delle attività finanziarie disponibili per la vendita.

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto [(A+B) - (C+D)]
1. Attività finanziarie di negoziazione	**6**	**41**	**-1**	**-1**	**45**
1.1 Titoli di debito	1	6	0	0	7
1.2 Titoli di capitale	0	1	-1	-1	-1
1.3 Quote di O.I.C.R.	5	2	0	0	7
1.4 Finanziamenti	0	0	0	0	0
1.5 Altre	0	32	0	0	32
2. Passività finanziarie di negoziazione	**0**	**0**	**0**	**0**	**0**
2.1 Titoli di debito	0	0	0	0	0
2.2 Debiti	0	0	0	0	0
2.3 Altre	0	0	0	0	0
3. Altre attività e passività finanziarie: differenze di cambio	**-**	**-**	**-**	**-**	**-23**
4. Strumenti derivati	**66**	**41**	**-62**	**-36**	**9**
4.1 Derivati finanziari:	66	41	-62	-36	9
- Su titoli di debito e tassi di interesse	66	41	-62	-36	9
- Su titoli di capitale e indici azionari	0	0	0	0	0
- Su valute e oro	0	0	0	0	0
- Altri	0	0	0	0	0
4.2 Derivati su crediti	0	0	0	0	0
Totale	**72**	**82**	**-63**	**-37**	**31**

La sottovoce 1.5 "Attività finanziarie di negoziazione: altre" rappresenta gli utili derivanti dalla negoziazione di attività e passività in valuta ed è da porsi in relazione con la sottovoce 3 "Altre attività e passività finanziarie: differenze di cambio", che indica il saldo delle variazioni di valore delle attività e passività finanziarie denominate in valuta.

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali/Valori	31 dicembre 2005
A. Proventi relativi a:	
A.1 Derivati di copertura del *fair value*	94
A.2 Attività finanziarie coperte (*fair value*)	0
A.3 Passività finanziarie coperte (*fair value*)	98
A.4 Derivati finanziari di copertura dei flussi finanziari	0
A.5 Attività e passività in valuta	0
Totale proventi dell'attività di copertura (A)	**192**
B. Oneri relativi a:	
B.1 Derivati di copertura del *fair value*	(137)
B.2 Attività finanziarie coperte (*fair value*)	0
B.3 Passività finanziarie coperte (*fair value*)	(52)
B.4 Derivati finanziari di copertura dei flussi finanziari	0
B.5 Attività e passività in valuta	0
Totale oneri dell'attività di copertura (B)	**(189)**
C. Risultato netto dell'attività di copertura (A - B)	**3**

L'applicazione dell'*hedge accounting* ha comportato nell'esercizio 2005 un risultato netto di euro 3 milioni. In dettaglio, a fronte di oneri per 52 milioni di euro derivanti dalle svalutazioni delle passività coperte, si registrano proventi per euro 94 milioni derivanti dalla rivalutazione dei derivati di copertura. Dall'altro lato, a fronte di proventi per rivalutazioni delle passività coperte per euro 98 milioni, si registrano oneri per euro 137 milioni relativi alle svalutazioni dei derivati di copertura.

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci/Componenti reddituali	31 dicembre 2005		
	Utili	Perdite	Risultato netto
Attività finanziarie			
1. Crediti verso banche	0	0	0
2. Crediti verso clientela	0	0	0
3. Attività finanziarie disponibili per la vendita	13	(3)	10
3.1 Titoli di debito	2	(3)	(1)
3.2 Titoli di capitale	11	0	11
3.3 Quote di O.I.C.R.	0	0	0
3.4 Finanziamenti	0	0	0
4. Attività finanziarie detenute sino alla scadenza	0	0	0
Totale attività	13	(3)	10
Passività finanziarie			
1. Debiti verso banche	0	0	0
2. Debiti verso clientela	0	0	0
3. Titoli in circolazione	3	0	3
Totale passività	3	0	3

Gli utili derivano quasi esclusivamente dalla plusvalenza realizzata dalla vendita di azioni Fondiaria-SAI.

Sezione 7 - Il risultato netto delle attività e passività finanziarie valutate al fair value - Voce 110

7.1 Variazione netta di valore delle attività/passività finanziarie valutate al fair value: composizione

Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da realizzo (B)	Minusvalenze (C)	Perdite da realizzo (D)	Risultato netto [(A+B) - (C+D)]
1. Attività finanziarie	63	51	(2)	(1)	111
1.1 Titoli di debito	9	8	(2)	0	15
1.2 Titoli di capitale	0	0	0	0	0
1.3 Quote di O.I.C.R.	54	43	0	(1)	96
1.4 Finanziamenti	0	0	0	0	0
2. Passività finanziarie	0	0	0	(98)	(98)
2.1 Titoli di debito	0	0	0	(98)	(98)
2.2 Debiti verso banche	0	0	0	0	0
2.3 Debiti verso clientela	0	0	0	0	0
3. Attività e passività finanziarie in valuta: differenze di cambio	0	0	0	0	0
4. Strumenti derivati					
4.1 Derivati finanziari:	0	0	0	0	0
- su titoli di debito e tassi d'interesse	0	0	0	0	0
- su titoli di capitale e indici azionari	0	0	0	0	0
- su valute e oro	0	0	0	0	0
- altri	0	0	0	0	0
4.2 Derivati su crediti	0	0	0	0	0
Totale derivati	0	0	0	0	0
Totale	63	51	-2	-99	13

La voce è esclusivamente di pertinenza del portafoglio Fair Value Option delle imprese di assicurazione e si riferisce alla valutazione dei prodotti finanziari detenuti dalla società con rischio finanziario a carico degli assicurati.

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione								
	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2005
	Specifiche		Di portafoglio	Specifiche		Di portafoglio		(3) = (1) - (2)
Operazioni/componenti reddituali	Cancellazioni	Altre		A	B	A	B	
A. Crediti verso banche	0	(5)	0	1	3	0	0	(1)
B. Crediti verso clientela	(6)	(75)	(29)	14	42	0	2	(52)
C. Totale	(6)	(80)	(29)	15	45	0	2	(53)

Nel presente schema la sottovoce B comprende 14 milioni di euro corrispondenti a ripristini di valore connessi con il trascorrere del tempo.

Legenda: A = da interessi B = altre riprese

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione					
	Rettifiche di valore (1)		Riprese di valore (2)		31 dicembre 2005
	Specifiche		Specifiche		(3) = (1) - (2)
Operazioni/componenti reddituali	Cancellazioni	Altre	A	B	
A. Titoli di debito	0	0	0	0	0
B. Titoli di capitale	0	(2)	0	0	(2)
C. Quote O.I.C.R.	0	0	0	0	0
D. Finanziamenti e banche	0	0	0	0	0
E. Finanziamenti e clientela	0	0	0	0	0
F. Totale	0	(2)	0	0	(2)

Legenda: A = da interessi B = altre riprese

8.4 Rettifiche di valore nette per deterioramento di altre operazioni finanziarie: composizione								
	Rettifiche di valore (1)			Riprese di valore (2)				
	Specifiche		Di portafoglio	Specifiche		Di portafoglio		
Operazioni/componenti reddituali	Cancellazioni	Altre		A	B	A	B	31 dicembre 2005
A. Garanzie rilasciate	0	0	(1)	0	0	0	0	(1)
B. Derivati su crediti	0	0	0	0	0	0	0	0
C. Impegni ad erogare fondi	0	0	0	0	0	0	0	0
D. Altre operazioni	0	0	0	0	0	0	0	0
E. Totale	0	0	(1)	0	0	0	0	(1)

Legenda: A = da interessi B = altre riprese

Sezione 9 - Premi netti - Voce 150

9.1 Premi netti: composizione Premi derivanti dall'attività assicurativa	Lavoro diretto	Lavoro indiretto	31 dicembre 2005
A. Ramo vita			
A.1 Premi lordi contabilizzati (+)	376	0	376
A.2 Premi ceduti in riassicurazione (-)	0	0	0
A.3 Totale	376	0	376
B. Ramo danni			
B.1 Premi lordi contabilizzati (+)	12	0	12
B.2 Premi ceduti in riassicurazione (-)	(1)	0	(1)
B.3 Variazione dell'importo lordo della riserva premi (+/-)	(1)	0	(1)
B.4 Variazione della riserva premi a carico dei riassicuratori (-/+)	0	0	0
B.5 Totale	10	0	10
C. Totale premi netti	386	0	386

Sezione 10 - Saldo altri proventi e oneri della gestione assicurativa - Voce 160

10.1 Saldo altri proventi e oneri della gestione assicurativa: composizione

Voci	31 dicembre 2005
1. Variazione netta delle riserve tecniche	312
2. Sinistri di competenza pagati nell'esercizio	57
3. Altri proventi e oneri della gestione assicurativa	16
Totale	395

10.2 Composizione della sottovoce "Variazione netta delle riserve tecniche"

Variazione netta delle riserve tecniche	31 dicembre 2005
1. Ramo vita	
A. Riserve matematiche	167
A.1 Importo lordo annuo	*167*
A.2 (-) Quote a carico dei riassicuratori	*0*
B. Altre riserve tecniche	1
B.1 Importo lordo annuo	*1*
B.2 (-) Quote a carico dei riassicuratori	*0*
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati	144
C.1 Importo lordo annuo	*144*
C.2 (-) Quote a carico dei riassicuratori	*0*
Totale "riserve ramo vita"	312
2. Ramo danni	
Variazioni delle altre riserve tecniche del ramo danni diverse dalle riserve sinistri al netto delle cessioni in riassicurazione	0

10.3 Composizione della sottovoce "Sinistri di competenza dell'esercizio" Oneri per sinistri	31 dicembre 2005
Ramo vita: oneri relativi ai sinistri, al netto delle cessioni in riassicurazione	
A. Importi pagati	69
A.1 Importo lordo annuo (*)	*69*
A.2 (-) Quote a carico dei riassicuratori	*0*
B. Variazione della riserva per somme da pagare	(3)
B.1 Importo lordo annuo	*(3)*
B.2 (-) Quote a carico dei riassicuratori	*0*
Totale sinistri ramo vita	**66**
Ramo danni: oneri relativi ai sinistri, al netto dei recuperi e delle cessioni in riassicurazione	
C. Importi pagati	1
C.1 Importo lordo annuo	*1*
C.2 (-) Quote a carico dei riassicuratori	*0*
D. Variazione dei recuperi al netto delle quote a carico dei riassicuratori	0
E. Variazioni della riserva sinistri	0
E.1 Importo lordo annuo	*0*
E.2 (-) Quote a carico dei riassicuratori	*0*
Totale sinistri ramo danni	**1**

(*) di cui 48 milioni per riscatti anticipati dei contratti ramo vita e 21 milioni per effettivi pagamenti di sinistri.

10.4 Composizione della sottovoce "Altri proventi ed oneri della gestione assicurativa"	31 dicembre 2005
Ramo vita	15
Ramo danni	1
Totale altri proventi ed oneri della gestione assicurativa	**16**

Sezione 11 - Le spese amministrative - Voce 180

11.1 Spese per il personale: composizione

Tipologia di spesa/Settori	31 dicembre 2005	31 dicembre 2004
1) Personale dipendente	385	371
a) salari e stipendi	274	265
b) oneri sociali	67	63
c) indennità di fine rapporto	1	1
d) spese previdenziali	0	0
e) accantonamento al trattamento di fine rapporto	24	27
f) accantonamento al fondo trattamento di quiescenza e simili:		
- a contribuzione definita	5	5
- a prestazione definita	6	3
g) versamenti ai fondi di previdenza complementare esterni:		
- a contribuzione definita	*0*	*0*
- a prestazione definita	*0*	*0*
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali	0	0
i) altri benefici a favore dei dipendenti	8	7
2) Altro personale	1	1
3) Amministratori	3	3
Totale	**389**	**375**

11.2 Numero medio dei dipendenti per categoria: gruppo bancario

Tipologia di spesa/Settori	31 dicembre 2005	31 dicembre 2004
a) dirigenti	107	104
b) Totale quadri direttivi	1.591	1.598
- di 3° e 4° livello	*681*	*671*
c) restante personale dipendente	4.031	4.056
Altro personale	24	21
Totale	**5.756**	**5.779**

11.3 Fondi di quiescenza aziendale a prestazione definita: totale costi

Per quanto riguarda i costi relativi ai suddetti si rimanda alla Sezione 12 della Parte B della presente nota integrativa.

11.4 Altri benefici a favore dei dipendenti

Non si segnalano altri rilevanti benefici a favore dei dipendenti.

11.5 Altre spese amministrative: composizione Voci/Settori	31 dicembre 2005	31 dicembre 2004
1. Fitti per immobili	16	15
2. Manutenzione ordinaria	8	8
3. Altre spese per immobili	1	1
4. Spese postali	10	11
5. Spese telefoniche	4	5
6. Energia elettrica, riscaldamento e altro	7	6
7. Locazione macchine e software	15	9
8. Manutenzione hardware e software	1	1
9. Servizi elaborazione dati da terzi	12	12
10. Trasmissione dati	15	11
11. Costi di back office	16	11
12. Pubblicità	8	6
13. Spese per marketing e rappresentanza	4	3
14. Spese legali recupero crediti	6	5
15. Spese per altre consulenze professionali	9	8
16. Trasporti	5	5
17. Informazioni e visure	1	1
18. Assicurazioni	7	7
19. Vigilanza e sicurezza	3	4
20. Spese per pulizie	6	6
21. Stampati e cancelleria	4	4
22. Spese organi collegiali	1	2
23. Contribuzioni varie e liberalità	1	1
24. Spese diverse	22	23
25. Imposta di bollo e bollati vari (*)	35	27
26. Imposta comunale sugli immobili	2	2
27. Altre imposte indirette	8	9
Totale	**227**	**203**

(*) L'incremento dell'imposta di bollo e dell'imposta sostitutiva prevista dal D.P.R. n. 601/1973 è prevalentemente dovuto alla lievitazione delle tariffe di bollo e dell'aliquota applicata sui finanziamenti a medio-lungo termine; si segnala peraltro che tali importi si riferiscono per la quasi totalità ad operazioni di pertinenza della clientela, recuperati mediante riaddebiti rilevati nella voce 70 "Altri proventi di gestione" del conto economico.

Sezione 12 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 190

12.1 Accantonamenti netti ai fondi per rischi ed oneri: composizione	31 dicembre 2005	31 dicembre 2004
Rischi ed oneri relativi al personale	5	7
Rischi ed oneri su crediti cartolarizzati	1	1
Rischi ed oneri diversi (cause legali ed altro)	11	1
Totale	17	9

Sezione 13 - Rettifiche/riprese di valore nette su attività materiali - Voce 200

13.1. Rettifiche di valore nette su attività materiali: composizione

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto (a + b - c)
A. Attività materiali				
A.1 Di proprietà	(30)	(1)	-	(31)
- *Ad uso funzionale*	(30)	(1)	-	(31)
- *Per investimento*	-	-	-	-
A.2 Acquisite in locazione finanziaria	0	0	0	0
- *Ad uso funzionale*	-	-	-	-
- *Per investimento*	-	-	-	-
Totale	(30)	(1)	-	(31)

Sezione 14 - Rettifiche/riprese di valore nette su attività immateriali - Voce 210

14.1. Rettifiche di valore nette di attività immateriali: composizione

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto (a + b - c)
A. Attività immateriali				
A.1 Di proprietà	(24)	-	-	(24)
- Generate internamente dall'azienda	*(3)*	-	-	*(3)*
- Altre	*(21)*	-	-	*(21)*
A.2 Acquisite in locazione finanziaria	0	0	0	0
- Ad uso funzionale	-	-	-	-
Totale	(24)	-	-	(24)

Sezione 15 - Gli altri oneri e proventi di gestione - Voce 220

15.1 Altri oneri di gestione: composizione	31 dicembre 2005
Oneri per acquisizione affari e servizi	3
Retrocessione e abbuoni alla clientela	1
Canoni passivi su immobilizzazioni detenute in leasing	0
Perdite da realizzi ed altri oneri relativi ad esercizi precedenti	1
Sopravvenienze passive	3
Costi industriali delle società strumentali	26
Totale	**34**

15.2 Altri proventi di gestione: composizione	31 dicembre 2005
Recupero spese su depositi a risparmio e su conti creditori	62
Recupero spese da clientela per:	45
- Bolli su documenti contabili	34
- Crediti in sofferenza	4
- Altri recuperi	7
Fitti attivi su immobili	2
Recupero spese da altre società del gruppo	0
Aggiustamenti di consolidamento	4
Sopravvenienze attive	5
Proventi industriali delle società strumentali	40
Totale	**158**

Gli aggiustamenti di consolidamento sono relativi al valore positivo rilevato in seguito all'elisione delle obbligazioni strutturate emesse dalla Capogruppo e sottoscritte da Centrovita Assicurazioni S.p.A.

Sezione 16 - Utili (Perdite) delle partecipazioni - Voce 240

16.1 Utili (perdite) delle partecipazioni: composizione

Componenti reddituali/ Settori	31 dicembre 2005
1) Imprese a controllo congiunto	
A. Proventi	
1. Rivalutazioni	53
2. Utili da cessione	
3. Riprese di valore	
4. Altre variazioni positive	
B. Oneri	
1. Svalutazioni	
2. Rettifiche di valore da deterioramento	
3. Perdite da cessione	
4. Altre variazioni negative	
Risultato netto	53
2) Imprese sottoposte a influenza notevole	
A. Proventi	
1. Rivalutazioni	8
2. Utili da cessione	
3. Riprese di valore	
4. Altre variazioni positive	
B. Oneri	
1. Svalutazioni	
2. Rettifiche di valore da deterioramento	
3. Perdite da cessione	
4. Altre variazioni negative	
Risultato netto	8
Totale	61

Sezione 17 - Risultato netto della valutazione al fair value delle attività materiali e immateriali - Voce 250

17.1 Risultato netto della valutazione al fair value (o al valore rivalutato) delle attività materiali e immateriali: composizione

Attività/Componenti reddituali	Rivalutazioni (a)	Svalutazioni (b)	Differenze di cambio Positive (c)	Differenze di cambio Negative (d)	Risultato netto (a-b+c-d)
A. Attività materiali					1
A.1 Di proprietà:					
- Ad uso funzionale		(1)			(1)
- Detenute a scopo di investimento	2				2
A.2 Acquisite in locazione finanziaria:					
- Ad uso funzionale					
- Detenute a scopo di investimento					
B. Attività immateriali					0
B.1 Di proprietà:					
B.1.1 Generate internamente dall'azienda					
B.1.2 Altre					
B.2 Acquisite in locazione finanziaria					
Totale	2	(1)			1

Sezione 18 - Rettifiche di valore dell'avviamento - Voce 260

18.1 Rettifiche di valore dell'avviamento: composizione
Non si rilevano rettifiche di valore su avviamenti.

Sezione 19 - Utili (Perdite) da cessione di investimenti - Voce 270

19.1 Utili (perdite) da cessione di investimenti: composizione	31 dicembre 2005	31 dicembre 2004
A. Immobili		
- Utili da cessione	3	1
- Perdite da cessione	-	-
B. Altre attività		
- Utili da cessione	-	-
- Perdite da cessione	-	-
Risultato netto	3	1

Gli utili da cessione sopra esposti sono relativi a vendite di immobili detenuti a scopo d'investimento.

Sezione 20 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 290

20.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componenti reddituali/Settori	31 dicembre 2005
1. Imposte correnti (-)	99
2. Variazioni delle imposte correnti dei precedenti esercizi (+/-)	0
3. Riduzione delle imposte correnti dell'esercizio (+)	0
4. Variazione delle imposte anticipate (+/-)	5
5. Variazione delle imposte differite (+/-)	-8
6. Imposte di competenza dell'esercizio (-) (-1+/-2+3+/-4+/-5)	**96**

20.2 Riconciliazione tra onere fiscale teorico e onere fiscale effettivo di bilancio

	31 dicembre 2005
Utile ante imposte risultante dal bilancio	276
Imposta teorica IRES	92
Imposta teorica IRAP	12
Totale imposta teorica	104
Calcolo dell'Ires	
Utile ante imposte risultante dal bilancio	276
Variazione netta del reddito complessivo ai fini IRES	-75
Reddito imponibile IRES	201
Ires effettiva	**66**
Calcolo dell'Irap	
Utile ante imposte risultante dal bilancio	276
Variazione netta del reddito complessivo ai fini IRAP	39
Variazione netta per componenti non rilevanti ai fini IRAP	360
Reddito imponibile IRAP	675
Irap effettiva	**30**
Totale imposta effettiva	**96**

Le principali variazioni nette sopra esposte sono relative a:
- reddito complessivo IRES: dividendi e participation exemption ("PEX");
- componenti non rilevanti ai fini IRAP: costo del personale, dividendi e participation exemption.

Sezione 22 - Utile (Perdita) d'esercizio di pertinenza di terzi - Voce 330

22.1 Dettaglio della voce 330 "Utile d'esercizio di pertinenza di terzi"

Componenti reddituali	31 dicembre 2005	31 dicembre 2004
Società consolidate integralmente	24	20
Società consolidate con il metodo del patrimonio netto	2	2
Totale	26	22

Sezione 23 - Altre informazioni

Ulteriori informazioni sull'andamento reddituale del Gruppo nell'esercizio 2005 sono fornite, anche relativamente ai diversi settori di attività in cui lo stesso opera, nella relazione sulla gestione consolidata.

Sezione 24 - Utile per azione

24.1 Numero medio delle azioni a capitale diluito

Al 31 dicembre 2005 il capitale sociale della Capogruppo è pari ad euro 648.115.643, suddiviso in n° 1.137.044.988 azioni ordinarie del valore nominale di euro 0,57 ciascuna.
Nel corso dell'anno l'ammontare delle azioni ordinarie è aumentato per effetto del piano di incentivazione azionaria (stock options), come previsto dalla delibera del Consiglio di Amministrazione del 16 ottobre 2000, per un importo pari a circa 483 migliaia di euro.
Ai fini del calcolo dell'utile per azione "diluito" sono state aggiunte al novero delle azioni computabili quelle che potrebbero essere emesse a seguito dell'esercizio delle stock options in essere al 31 dicembre 2005. Il loro contributo stimato è pari a n° 6.438.032 azioni.

Computo dell'utile base per azione	2005
Utile netto consolidato (€/mln)	149
N° azioni computabili	1.137.044.988
Utile base per azione	0,131
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options	6.438.032
N° azioni computabili	1.143.483.020
Utile diluito per azione	0,130

A. SCHEMA PRIMARIO

	Retail (*)	Imprese e Private	Finanza	Wealth Management	Corporate Center	Totale Gruppo
Margine di intermediazione lordo						
esercizio 2005	639	175	30	54	59	950
esercizio 2004	604	172	33	46	60	916
Variazione 2005/2004 (%)	5,8%	1,6%	-11,4%	18,8%	-2,0%	3,7%
Utile dell'operatività corrente						
esercizio 2005	152	45	19	44	10	271
esercizio 2004	126	47	21	32	17	244
Variazione 2005/2004 (%)	20,9%	-5,3%	-9,9%	34,6%	-41,0%	10,9%
Utile netto (incluso pertinenza III)						
esercizio 2005	87	34	15	30	9	174
esercizio 2004	75	32	15	24	18	165
Variazione 2005/2004 (%)	15,2%	5,1%	1,6%	22,7%	-52,3%	5,5%
Totale attività fruttifere						
esercizio 2005	9.243	4.065	3.615	2.598	975	20.497
esercizio 2004	8.420	3.974	3.691	2.247	937	19.270
Variazione 2005/2004 (%)	9,8%	2,3%	-2,0%	15,6%	4,0%	6,4%
Totale passività onerose						
esercizio 2005	11.835	2.370	1.696	28	863	16.792
esercizio 2004	11.564	1.969	1.654	28	819	16.034
Variazione 2005/2004 (%)	2,3%	20,4%	2,5%	0,0%	5,4%	4,7%
Capitale allocato medio						
esercizio 2005	468	246	109	82	510	1.415
esercizio 2004	435	223	112	68	442	1.279
Variazione 2005/2004 (%)	7,6%	10,4%	-2,6%	22,2%	15,3%	10,6%
Redditività annualizzata (%)						
esercizio 2005	18,6%	13,7%	13,6%	36,0%	1,7%	12,3%
esercizio 2004	17,3%	14,4%	13,0%	35,9%	4,1%	12,9%
Variazione 2005/2004 (%)	1,2%	-0,7%	0,6%	0,2%	-2,4%	-0,6%
Personale (incluso tempo determinato)						
esercizio 2005	3.967	652	23	38	1.089	5.769
esercizio 2004	3.974	683	25	34	1.052	5.768
Variazione 2005/2004 (%)	-0,2%	-4,5%	-8,3%	11,8%	3,5%	0,0%

Nota:
* La voce "Retail" comprende la divisione Retail della Capogruppo e le reti delle banche controllate.

B. SCHEMA SECONDARIO

La ripartizione delle grandezze patrimoniali ed economiche per area geografica non è rilevante per il Gruppo Banca CR Firenze.

Relativamente ad ulteriori dati ed analisi riferite all'informativa di settore si rimanda a quanto riportato nella specifica sezione della Relazione sulla gestione consolidata.

Nota integrativa consolidata

Parte E - Informazioni sui rischi e sulle relative politiche di copertura

Aspetti generali

Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Capogruppo (Consiglio di Amministrazione, Comitato Esecutivo) che si avvalgono del supporto del Comitato Rischi, struttura presieduta da un Consigliere di amministrazione appositamente delegato e costituita dai Direttori Generali delle Banche del Gruppo e dai responsabili delle principali funzioni interessate. Ad esso è attribuito l'esame periodico dei livelli di rischio assunti e la vigilanza sul rispetto dei limiti stabiliti dai Consigli di Amministrazione. I Direttori Generali delle banche del Gruppo hanno l'obbligo di informare l'organo amministrativo sui rischi assunti. Il Comitato Rischi si avvale del Servizio Pianificazione e Risk Management che assicura la rilevazione, la misurazione e il controllo delle varie categorie di rischio (di credito, finanziari, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con la Vigilanza e nel raffronto con eventuali benchmark esterni.

Sezione 1 - Rischio di credito

La gestione del rischio di credito si propone di assicurare che le attività di analisi, valutazione e concessione degli affidamenti garantiscano un continuo miglioramento della qualità degli impieghi. In questo contesto assume massima rilevanza il controllo del rischio specifico, anche in logica preventiva e di parte integrante della gestione del rapporto con la controparte, con modalità e livello di servizio idonei e coerenti rispetto alle caratteristiche dei diversi segmenti della clientela e delle strategie commerciali.
Da dicembre dello scorso anno la Direzione Crediti ha subito un processo di ristrutturazione caratterizzato dall'introduzione della specializzazione in funzione del mercato di riferimento e precisamente: area Retail per i clienti (segmenti business e privati) che vengono gestiti dalle filiali e area Imprese per i clienti (segmenti imprese e private) gestiti dai Centri Imprese e dai Centri Private. I direttori di filiale ed i responsabili dei Centri Imprese sono responsabili dei rispettivi processi, dalle fasi di istruttoria alla concessione effettiva ed al monitoraggio continuo. La funzione di controllo è separata dalla funzione deliberativa.

Sistemi di gestione, misurazione e controllo

La Capogruppo ha definito un sistema di rating completo anche nell'ottica delle future esigenze, prescritte dalle Autorità di Vigilanza, sui requisiti minimi di capitale regolamentare. Il controllo della qualità del credito avviene attraverso il presidio sia del rischio specifico di controparte sia del rischio di portafoglio. Il sistema di rating considera tre parametri fondamentali:

- la probabilità di insolvenza della controparte (PD), espressa mediante un grado di merito creditizio;
- la percentuale di perdita subita in caso di default (LGD), funzione della struttura dell'operazione, eventualmente mitigata dalla presenza di garanzie;
- l'esposizione creditizia attesa al momento dell'insolvenza (EAD), che è legata alla forma tecnica dell'affidamento.

Ai fini di una valutazione adeguata del merito creditizio è stata segmentata la clientela in funzione dell'entità del credito concesso e della controparte.
Per i crediti classificati nel segmento "Imprese" è stato sviluppato un processo di valutazione individuale che ha come punto focale l'assegnazione di un giudizio sintetico ed omogeneo rappresentato da un rating interno nell'ambito di una scala di 14 classi rientranti nella clientela in bonis. Tale valutazione scaturisce dal processo di analisi dei dati economico-patrimoniali e dei flussi di cassa, integrata da una serie di informazioni di tipo qualitativo (valutazione del management, analisi del mercato di appartenenza) ed è revisionata almeno una volta l'anno nell'ambito del processo di approvazione dei crediti.
Per quanto riguarda gli altri segmenti viene utilizzato un approccio diversificato, basato sull'applicazione di tecniche di analisi statistica (modelli di scoring) e sulla successiva definizione di classi omogenee di rischio (processo di pooling).
In particolare le Piccole Imprese sono assoggettate ad un processo di valutazione automatica consistente in uno specifico algoritmo che, attraverso delle griglie di "score" di controparte articolate per natura giuridica ed altri parametri quali ad esempio il tipo di contabilità prescelto, seleziona i clienti con elevata probabilità di insolvenza assegnandoli un diverso livello di rischiosità.
Per quanto riguarda la clientela privata è stato adottato un sistema di "scoring" di erogazione, differenziato per forma tecnica dell'impiego (mutui, prestiti personali, ecc.), sviluppato attraverso analisi di tipo statistico basate su informazioni socio-demografiche provenienti da Credit Bureaux pubblici e privati e su informazioni comportamentali.

Infine nei confronti delle controparti bancarie è stato definito un sistema di classificazione degli istituti di credito affidati riconducendo la scala di rating adottata a quelle in uso dalle agenzie specializzate di rating. La combinazione della classe di rating con forma tecnica e durata dell'operazione permette di determinare i limiti di affidamento per ciascuna controparte.
Le metodologie di misura del rischio di credito sopra descritti hanno assunto una rilevanza sempre maggiore in quanto a partire da settembre 2005 il rating e lo scoring sono elementi essenziali per la determinazione della facoltà di erogazione degli affidamenti.
A fine 2005 i rating interni per il segmento "Imprese" coprivano la quasi totalità delle controparti affidate e comunque l'intento del Top Management è quello di allargare ai restanti settori di clientela del suddetto segmento l'applicazione di questo parametro di misurazione del rischio; nel corso del 2006 il processo di rating sarà progressivamente esteso a tutte le banche del Gruppo Banca CR Firenze.
All'analisi dei profili di rischio che contraddistinguono i vari portafogli impieghi sarà affiancata, durante il 2006, una procedura di stress dei modelli di misurazione del rischio, che sarà basata sulla stima dell'impatto di condizioni avverse come l'aumento della probabilità di insolvenza in alcuni comparti.

Tecniche di mitigazione del rischio

A copertura del rischio di credito Banca CR Firenze attua una strategia prevalentemente circoscritta all'acquisizione di garanzie reali. Alle ipoteche si affianca un'ampia gamma di garanzie reali a tutela delle varie forme tecniche di impiego elencate nel "Regolamento del credito". Il principio che si applica è quello degli scarti di garanzia in base al quale il controvalore della garanzia viene abbattuto di una percentuale adeguatamente ponderata in funzione della natura del bene oggetto di pegno od ipoteca.
Il Gruppo Banca CR Firenze non effettua operazioni di derivati su crediti a scopo di copertura.

Attività finanziarie deteriorate

Le procedure tecnico-organizzative e metodologiche che riguardano la gestione e il controllo dei crediti deteriorati vanno distinte a seconda che si tratti di partite incagliate, ristrutturate e scadute/sconfinate oltre 180 giorni o di sofferenze.
Sui crediti a sofferenza, gestiti dalla Capogruppo e dalle banche controllate, viene effettuata un'attenta analisi a livello di singole posizioni per valutare l'opportunità di avviare azioni legali, mirate anche all'acquisizione di garanzie reali, ovvero per intraprendere altre iniziative orientate al raggiungimento di accordi stragiudiziali. Per quanto concerne i crediti di importo non rilevante, vantati soprattutto nei riguardi di clientela privata, nei casi in cui non ci siano cespiti da aggredire e dopo aver ricevuto informazioni negative a carico dei debitori, si procede ad operazioni di cessione pro soluto. Le verifiche sulla congruità delle rettifiche di valore operate vengono eseguite periodicamente in maniera analitica al verificarsi di eventi che ne suggeriscano la rideterminazione.
Le altre categorie di crediti deteriorati sono seguite autonomamente da ciascuna banca del Gruppo; a livello della Capogruppo sono gestiti dal Servizio Incagli nell'ambito della Direzione Crediti.
Per l'individuazione delle attività a rischio anomalo Banca CR Firenze e le banche del Gruppo prendono in esame solo le posizioni con esposizioni uguali o superiori a 5.000 euro: il loro eventuale inserimento tra le varie tipologie di crediti deteriorati avviene sulla base di criteri di natura oggettiva o soggettiva. Tra i primi rientrano il numero di rate scadute o la presenza di fatti pregiudizievoli gravi e determinano il passaggio automatico a credito deteriorato; i parametri soggettivi includono varie situazioni di concreta difficoltà quali carenze strutturali di bilancio, revoca degli affidamenti da parte di altre banche, insolvenze di fatto e mettono in moto un processo di proposta di classificazione a partita deteriorata con specifica valutazione finale. Il ripristino in gestione ordinaria delle posizioni anomale rispecchia la modalità con la quale si era proceduto a classificarle tra i crediti deteriorati, vale a dire in modo automatico al venir meno dei parametri oggettivi negativi o su iniziativa della filiale o del Servizio Incagli quando decadono i criteri soggettivi.

Sezione 2 - Rischi di mercato

La gestione dei rischi di mercato (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Il Consiglio di Amministrazione della Capogruppo stabilisce le linee guida strategiche per l'assunzione dei rischi di mercato verificando l'utilizzo del capitale per la Capogruppo stessa e per le società controllate. Il Comitato Rischi, oltre a svolgere il ruolo preminente di monitoraggio sui limiti di rischio stabiliti, ha anche una funzione consultiva

e propositiva nella definizione delle politiche di rischio di Gruppo (loro identificazione, definizione degli obbiettivi di allocazione del capitale, configurazione della struttura dei limiti per tipologia di rischio) e nella indicazione di azioni correttive volte a riequilibrare le posizioni di rischio del Gruppo.
Nell'ambito del controllo dei rischi finanziari un ruolo attivo viene svolto dalla Direzione Finanza della Capogruppo che svolge sia attività di verifica e di rendicontazione nei confronti del Servizio Pianificazione e Risk Management sia attività di collaborazione al processo decisionale e gestionale in un' ottica integrata di finanza di gruppo, in quanto partecipa ai lavori del Comitato Rischi e del Comitato Affari Finanza.

Rischio di tasso di interesse - *Portafoglio di negoziazione di vigilanza*

Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della banca.
L'attività di tesoreria della Capogruppo ha come obiettivo principale l'allocazione ottimale delle risorse finanziarie in eccesso.
Inoltre nella propria attività di negoziazione svolge il ruolo di "primary dealer" sul Mercato dei Titoli di Stato MTS per la categoria di titoli "government" e "repo" (pronti contro termine), e di "dealer" sul Mercato dei Depositi Interbancari MID e opera sui principali mercati regolamentati italiani per conto proprio o di terzi: nel primo caso con finalità di investimento, "trading" o arbitraggio, nel secondo caso con finalità di intermediazione con la clientela. Per quanto riguarda le attività di Borsa essa si avvale del tramite di SIM con collegamenti telematici e accessi assistiti al mercato sia interno che internazionale. L'operatività serale, anche per i principali mercati internazionali, viene garantita a servizio sia del "proprietary trading" sia della clientela, che vi accede attraverso i sistemi TOL (Trading On-Line), GSM e "Call-Center".
La Capogruppo è attiva anche su mercati non regolamentati: nello specifico sul mercato dei cambi il sistema privilegiato è Reuters, per i titoli utilizza collegamenti telematici mediante canale Bloomberg, che permettono di veicolare ordini di clientela verso contributori disponibili alla trattazione.
L'operatività di negoziazione di prodotti finanziari innovativi o complessi riguarda essenzialmente contratti derivati di tipo IRS non quotati, ed è finalizzata in primo luogo alla copertura di rischi finanziari correlati all'emissione di prestiti obbligazionari strutturati ovvero all'intermediazione con clientela, in particolare per quanto riguarda strumenti di gestione del rischio di tasso.
Le banche del Gruppo operano in derivati in contropartita con la Capogruppo.

Rischio di tasso di interesse - *Portafoglio bancario*

Il modello interno di calcolo si applica singolarmente per ogni banca del Gruppo e il controllo è effettuato tenendo in considerazione la globalità delle posizioni assunte in bilancio e fuori bilancio, limitatamente alle attività fruttifere e alle passività onerose. Il monitoraggio è effettuato mediante valutazione su base mensile, di due livelli che rappresentano:

- variazione del margine di interesse atteso a 12 mesi, in considerazione di uno shift parallelo (negativo e positivo) dei tassi dell'1%: tale indicatore definisce il livello di esposizione del margine di interesse a variazioni dei tassi di mercato;
- variazione del valore economico della banca, nel caso di shift parallelo (negativo e positivo) dei tassi del 2% rispetto al Tier1 e Tier2 della banca: tale indicatore definisce il grado di copertura del patrimonio aziendale rispetto ai rischi derivanti da variazioni dei tassi.

Il rischio di tasso deve essere misurato anche a livello consolidato, tramite l'aggregazione delle posizioni attive fruttifere e passive onerose di bilancio e fuori bilancio in essere presso le banche del Gruppo. Per quelle per le quali allo stato attuale non risulti possibile applicare i modelli utilizzati dalla Capogruppo, il monitoraggio deve avvenire sulla base delle regole stabilite dalla normativa di vigilanza.
I valori di detti indicatori sono riportati al Comitato Rischi il quale valuta l'opportunità di definire azioni miranti a definire la posizione di rischio.
I modelli interni non vengono utilizzati nel calcolo dei requisiti patrimoniali sui rischi di mercato.

Rischio di prezzo - *Portafoglio di negoziazione di vigilanza*

Il rischio di prezzo rappresenta il rischio di perdite in conto capitale su attività di natura finanziarie quotate o comunque assimilate a strumenti quotati a seguito di oscillazioni del corso dei valori mobiliari o per fattori risalenti alla specifica situazione dell'emittente.

Lo strumento utilizzato dal Gruppo Banca CR Firenze per la misurazione del rischio di prezzo sulle posizioni di trading è il VaR (Value at Risk) parametrico, che individua la massima variazione di valore di uno strumento o portafoglio finanziario in un determinato periodo di tempo con un certo livello di probabilità (intervallo di confidenza). In Banca CR Firenze viene utilizzato il VaR cosiddetto di varianza/covarianza con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni. Le informazioni sulle correlazioni tra i vari strumenti finanziari sono reperite da provider specializzati esterni.

I limiti al rischio di prezzo sono espressi in termini di:

- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier 1 e Tier 2; indica se il capitale della banca (individuato come somma di Tier1 e Tier2) è in grado di fronteggiare un periodo di andamento sfavorevole dei corsi e/o dei prezzi dei titoli;
- limite di stop loss strategico: rappresenta la perdita annua ritenuta accettabile sulle posizioni aperte in titoli e in derivati.

La misura del VaR deve essere effettuata sugli strumenti detenuti nel portafoglio gestito dalla Direzione Finanza (trading book). Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), tale controllo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi.

Il VaR della Capogruppo nel corso del 2005 è oscillato da un minimo di € 884.835 a un massimo di € 2.880.789; il VaR medio annuo è risultato pari a € 1.828.085 mentre a fine periodo si è attestato a € 2.498.768. Per l'andamento del VaR nel corso dell'esercizio si rimanda al grafico qui di sotto.


Distribuzione Var 2005
Var

La Direzione Finanza della Capogruppo nelle sue rilevazioni giornaliere del risultato economico sul portafoglio globale in titoli di investimento e trading durante il 2005 non hai mai registrato una posizione complessiva in perdita.

Attività di copertura dei fair value e dei flussi finanziari

Si verifica una copertura di *fair value* quando si vuole coprire l'esposizione alle variazioni di fair value di un'attività o passività rilevata o un impegno irrevocabile non iscritto attribuibile ad un rischio particolare che potrebbe influenzare il conto economico. La Capogruppo ha sottoposto a copertura di fair value alcune emissioni obbligazionarie a tasso fisso (del tipo plain o step up) per le quali sono state stipulati degli IRS (non quotati) che scambiano i tassi fissi con tassi variabili e alcune emissioni obbligazionarie "non plain vanilla" per le quali sono stati stipulati a copertura contratti derivati complessi.

Non sussistono operazioni di copertura generica (la cosiddetta macro-hedging), né operazioni di copertura dei flussi finanziari (cash flow hedge).

Rischio di cambio

La gestione del rischio di cambio è normato dal già citato "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" ed è affidato alla Direzione Finanza che svolge attività di negoziazione, di copertura e intermediazione nell'ambito di specifici massimali operativi di importo contenuto sia per le attività e le passività finanziarie in valuta sia in conto proprio che in contropartita di operazioni della clientela.

Sezione 3 - Rischio di liquidità

Il rischio di liquidità si riferisce agli effetti negativi derivanti da sfasamenti tra entrate e uscite monetarie. Il controllo del profilo di liquidità strutturale ha lo scopo di valutare l'equilibrio nella struttura per scadenze e si fonda sul calcolo dei "gap" per scadenza, integrato dall'analisi dei flussi con clientela e dalle proiezioni previsionali legate ai fattori strategici aziendali e a quelli stagionali di mercato. Nell'attività di tesoreria tale rischio riguarda gli impegni in entrata e in uscita sul mercato interbancario e verso la banca centrale e i contestuali adempimenti nell'ambito del sistema dei pagamenti. Tale rischio viene monitorato e gestito armonizzando i flussi di tesoreria, sotto il profilo del "mismatch" dimensionale e reddituale con attenzione ad un pronto adeguamento alle condizioni di mercato. Da un lato quindi strumenti operativi specifici per il monitoraggio dei mercati e del sistema di regolamento lordo, oltre ad analisi previsionali mirate, offrono un quadro di riferimento completo per le strategie, dall'altro lato il "mismatch", calcolato per classi di scadenza media delle poste attive e passive, viene armonizzato in base alle aspettative sui tassi e sui cambi.

Sezione 4 - Rischio operativo

Il rischio operativo è rappresentato dal rischio di perdita derivante da errori, infrazioni, interruzioni o da qualsiasi danno riconducibile a processi interni, persone, sistemi informativi o eventi sfavorevoli esterni. Errori nell'esecuzione di transazioni o nell'inserimento dei dati, difetti di funzionamento dei sistemi informativi, danneggiamenti ai beni materiali, furti e frodi sono le manifestazioni più frequenti di rischio operativo.

Per gestire tali rischi Banca CR Firenze ha avviato un processo di censimento e validazione delle perdite che ha coinvolto anche le banche controllate. Il processo è stato regolato da una specifica normativa interna e ha il suo fulcro nel Servizio Pianificazione e Risk Management della Capogruppo, che ha la responsabilità di provvedere alla puntuale classificazione dei dati rispetto alle regole stabilite dall'ultimo Accordo di Basilea.

I dati sono trasmessi da tutte le banche aderenti al Database Italiano delle Perdite Operative (DIPO), le quali possono effettuare gli opportuni confronti con le medie del sistema. Le prime evidenze mostrano per il Gruppo Banca CR Firenze un livello di rischiosità in linea o migliore rispetto a quello del sistema.

Sezione 1 - Rischio di credito

A. Qualità del credito

A.1 Esposizioni deteriorate e in bonis: consistenze, rettifiche di valore, dinamica, distribuzione economica e territoriale

A.1.1 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori di bilancio)

Portafogli/qualità	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese	Altre attività	Totale
1. Attività finanziarie detenute per la negoziazione	0	0	0	0	0	621	**621**
2. Attività finanziarie disponibili per la vendita	1	0	0	0	0	2.994	**2.995**
3. Attività finanziarie detenute sino alla scadenza	0	0	0	0	0	0	**0**
4. Crediti verso banche	0	0	0	0	0	1.532	**1.532**
5. Crediti verso clientela	147	167	39	82	0	12.712	**13.147**
6. Attività finanziarie valutate al fair value	0	0	0	0	0	1.563	**1.563**
7. Attività finanziarie in corso di dismissione	0	0	0	0	0	0	**0**
8. Derivati di copertura	0	0	0	0	0	51	**51**
Totale 31 dicembre 2005	**148**	**167**	**39**	**82**	**0**	**19.473**	**19.909**

A.1.2 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori lordi e netti)

Portafogli/qualità	Attività deteriorate				Altre attività			Totale
	Esposizione lorda	Rettifiche specifiche	Rettifiche di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche di portafoglio	Esposizione netta	(esposizione netta)
1. Attività finanziarie detenute per la negoziazione	0	0	0	0	0	0	621	**621**
2. Attività finanziarie disponibili per la vendita	1	0	0	1	2.994	0	2.994	**2.995**
3. Attività finanziarie detenute sino alla scadenza	0	0	0	0	0	0	0	**0**
4. Crediti verso banche	1		0	0	1.532	0	1.532	**1.532**
5. Crediti verso clientela	646	211	0	435	12.765	53	12.712	**13.147**
6. Attività finanziarie valutate al fair value	0	0	0	0	0	0	1.563	**1.563**
7. Attività finanziarie in corso di dismissione	0	0	0	0	0	0	0	**0**
8. Derivati di copertura	0	0	0	0	0	0	51	**51**
Totale 31 dicembre 2005	**647**	**211**	**0**	**436**	**17.291**	**53**	**19.473**	**19.909**

A.1.3 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. Esposizioni per cassa				
a) Sofferenze	0	0	0	0
b) Incagli	0	0	0	0
c) Esposizioni ristrutturate	0	0	0	0
d) Esposizioni scadute	0	0	0	0
e) Rischio Paese	1	0	0	1
f) Altre attività	1.532	0	0	1.532
Totale A	1.533	0	0	1.533
B. Esposizioni fuori bilancio				
a) Deteriorate	0	0	0	0
b) Altre	0	0	0	0
Totale B	0	0	0	0

A.1.4 Esposizioni per cassa verso banche: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	**0**	**0**	**0**	**0**	**0**
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento					
B.1 ingressi da esposizioni in bonis	0	0	0	0	0
B.2 trasferimenti da altre categorie di esposizioni deteriorate	0	0	0	0	0
B.3 altre variazioni in aumento	0	0	0	0	1
C. Variazioni in diminuzione					
C.1 uscite verso esposizioni in bonis	0	0	0	0	0
C.2 cancellazioni	0	0	0	0	0
C.3 incassi	0	0	0	0	0
C.4 realizzi per cessioni	0	0	0	0	0
C.5 trasferimenti ad altre categorie di esposizioni deteriorate	0	0	0	0	0
C.6 altre variazioni in diminuzione	0	0	0	0	0
D. Esposizione lorda finale	**0**	**0**	**0**	**0**	**1**
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*

A.1.5 Esposizioni per cassa verso banche: dinamica delle rettifiche di valore complessive Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	0	0	0	0	0
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento					
B.1 rettifiche di valore	0	0	0	0	0
B.2 trasferimenti da altre categorie di esposizioni deteriorate	0	0	0	0	0
B.3 altre variazioni in aumento	0	0	0	0	0
C. Variazioni in diminuzione					
C.1 riprese di valore da valutazione	0	0	0	0	0
C. 2 riprese di valore da incasso	0	0	0	0	0
C.3 cancellazioni	0	0	0	0	0
C.4 trasferimenti ad altre categorie di esposizioni deteriorate	0	0	0	0	0
C.5 altre variazioni in diminuzione	0	0	0	0	0
D. Rettifiche complessive finali	**0**	**0**	**0**	**0**	**0**
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*

A.1.6 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. Esposizioni per cassa				
a) Sofferenze	313	166	0	147
b) Incagli	204	34	3	167
c) Esposizioni ristrutturate	40	1	0	39
d) Esposizioni scadute	87	5	0	82
e) Rischio Paese	1	0	0	0
f) Altre attività	12.765	0	53	12.712
Totale A	**13.409**	**206**	**56**	**13.147**
B. Esposizioni fuori bilancio				
a) Deteriorate	0	0	0	0
b) Altre	0	0	0	0
Totale B	**0**	**0**	**0**	**0**

A.1.7 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	298	259	0	0	0
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	125	156	40	87	0
B.1 ingressi da crediti in bonis	45	129	0	73	0
B.2 trasferimenti da altre categorie di esposizioni deteriorate	44	0	30	2	0
B.3 altre variazioni in aumento	36	27	10	12	0
C. Variazioni in diminuzione	109	211	0	0	0
C.1 uscite verso crediti in bonis	1	39	0	0	0
C.2 cancellazioni	50	3	0	0	0
C.3 incassi	58	94	0	0	0
C.4 realizzi per cessioni	0	0	0	0	0
C.5 trasferimenti ad altre categorie di esposizioni deteriorate	0	75	0	0	0
C.6 altre variazioni in diminuzione	0	0	0	0	0
D. Esposizione lorda finale	313	204	40	87	0
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*

A.1.8 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	157	41	0	0	0
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*
B. Variazioni in aumento	76	27	1	5	0
B.1 rettifiche di valore	65	24	0	5	0
B.2 trasferimenti da altre categorie di esposizioni deteriorate	5	2	0	0	0
B.3 altre variazioni in aumento	6	1	1	1	0
C. Variazioni in diminuzione	67	31	0	0	0
C.1 riprese di valore da valutazione	9	13	0	0	0
C. 2 riprese di valore da incasso	7	6	0	0	0
C.3 cancellazioni	49	0	0	0	0
C.4 trasferimenti ad altre categorie di esposizioni deteriorate	2	11	0	0	0
C.5 altre variazioni in diminuzione	0	1	0	0	0
D. Rettifiche complessive finali	166	37	1	5	0
- di cui: esposizioni cedute non cancellate	*0*	*0*	*0*	*0*	*0*

A.2 Classificazione delle esposizioni in base ai rating esterni e interni

A.2.1 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating esterni (valori di bilancio)

A.2.2 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating interni (valori di bilancio)

A.3 Distribuzione delle esposizioni garantite per tipologia di garanzia

A.3.1 Esposizioni per cassa verso banche e verso clientela garantite

		Garanzie reali (1)			Garanzie personali (2)								
					Derivati su crediti				Crediti di firma				
	Valore esposizione	Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	Totale (1)+(2)
1. Esposizione verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:													
2.1 totalmente garantite	8.109	5.691	76	126						74	17	1.830	7.814
2.2 parzialmente garantite	859	36	49	43					8	67	18	315	536

A.3.2 Esposizioni "fuori bilancio" verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale (1)+(2)
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	
1. Esposizione verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:													
2.1 totalmente garantite	335		210	9								116	335
2.2 parzialmente garantite	73		3	5								7	15

B. Distribuzione e concentrazione del credito

B.1 Distribuzione settoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/ Controparti	Governi e Banche Centrali				Altri enti pubblici				Società finanziarie				Imprese di assicurazione				Imprese non finanziarie				Altri soggetti			
	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta
A. Esposizioni per cassa																								
A.1 Sofferenze									5	4		1					175	94		81	131	67		64
A.2 Incagli									5	3		2					155	25		107	66	12		54
A.3 Esposizioni ristrutturate																	40	1		39				
A.4 Esposizioni scadute																	35	2		33	51	2		49
A.5 Altre esposizioni	61			61	363			363	729		2	727					6.134		33	6.896	4.676		10	4.666
Totale A	63	0	0	63	363	0	0	363	739	7	2	730	0	3	0	0	[illegible]	[illegible]	33	[illegible]	[illegible]	80	10	[illegible]
B. Esposizioni "fuori bilancio"																								
B.1 Sofferenze																								
B.2 Incagli																								
B.3 Altre attività deteriorate																								
B.4 Altre esposizioni	7.594			7.594	50			50	472			472	125			125	3.142			3.142	203			203
Totale B	[illegible]	0	0	[illegible]	50	0	0	50	472	0	0	472	125	0	0	125	[illegible]	0	0	[illegible]	203	0	0	203
Totale (A+B)	[illegible]	0	0	[illegible]	413	0	0	413	1.211	7	2	1.202	125	3	0	125	[illegible]	125	33	[illegible]	[illegible]	81	10	[illegible]

B.2 Distribuzione dei finanziamenti verso imprese non finanziarie residenti

	31 dicembre 2005
a) Servizi destinabili alla vendita	1.873
b) Servizi al commercio	1.415
c) Edilizia e opere pubbliche	1.234
d) Prodotti tessili	611
e) Prodotti dell'agricoltura	524
f) Altre branche	1.585

B.3 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta
A. Esposizioni per cassa										
A.1 Sofferenze	313	145								
A.2 Incagli	205	169								
A.3 Esposizioni ristrutturate	10	10	30	29						
A.4 Esposizioni scadute	86	80	1	1						
A.5 Altre esposizioni	12.833	12.681	27	27	5	5				
Totale A	13.447	13.085	58	57	5	5	0	0	0	0
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli	4	4								
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	3.885	3.885	103	103						
Totale B	3.889	3.889	103	103	0	0	0	0	0	0
Totale (A + B)	17.336	16.974	161	160	5	5	0	0	0	0

B.4 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso banche

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta
A. Esposizioni per cassa										
A.1 Sofferenze										
A.2 Incagli										
A.3 Esposizioni ristrutturate										
A.4 Esposizioni scadute										
A.5 Altre esposizioni	1.347	1.347	171	171	8	8	6	6	0	0
Totale A	**1.347**	**1.347**	**171**	**171**	**8**	**8**	**6**	**6**	**0**	**0**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli										
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	3.866	3.866	3.359	3.359	276	276	87	87	0	0
Totale B	**3.866**	**3.866**	**3.359**	**3.359**	**276**	**276**	**87**	**87**	**0**	**0**
Totale (A + B)	**5.213**	**5.213**	**3.530**	**3.530**	**284**	**284**	**93**	**93**	**0**	**0**

B.5 Grandi rischi	31 dicembre 2005
a) Ammontare	261
b) Numero	1

C. Operazioni di cartolarizzazione e di cessione delle attività

C.1 Operazioni di cartolarizzazione

C.1.1 Esposizioni derivanti da operazioni di cartolarizzazione distinte per qualità delle attività sottostanti

Qualità/attività sottostanti/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta
A. Con attività sottostanti proprie:																		
a) deteriorate					55.708	36.365												
b) altre	317.974	317.974	35.900	35.900	8.205	8.205												
B. Con attività sottostanti di terzi:																		
a) deteriorate																		
b) altre			19.930	19.930														

C.1.2 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "proprie" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

Tipologia attività cartolarizzate/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta
A. Oggetto di integrale cancellazione del bilancio																		
A.1 Perseo Finance - sofferenze					34.866	32.566												
A.2 CR Firenze Mutui - mutui in bonis					8.205	8.205												

C.1.3 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "di terzi" ripartite per tipologia delle attività cartolarizzate e per tipo di esposizione

Tipologia attività sottostanti/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore	Valore di bilancio	Rettif./ripr. di valore
A.1 Riviera Finance 2 S.A.																		
- finanziamenti in bonis			19.930	-														

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per portafoglio di attività finanziarie e per tipologia

Esposizione/portafoglio	Negoziazione	Valutato al fair value	Disponibile per la vendita	Detenuto sino alla scadenza	Crediti	31/12/2005
1. Esposizioni per cassa			60.701			60.701
- senior						-
- mezzanine			19.930			19.930
- junior			40.771			40.771
2. Esposizioni fuori bilancio						
- senior						
- mezzanine						
- junior						

C.1.5 Ammontare complessivo delle attività sottostante ai titoli junior o ad altre forme di sostegno creditizio

Attività/Valori	Cartolarizzazioni tradizionali	Cartolarizzazioni sintetiche
A. Attività sottostanti proprie		
A.1 Oggetto di integrale cancellazione		
1. Sofferenze	36.370	
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività	362.079	
A.2 Oggetto di parziale cancellazione		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
A.3 Non cancellate		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
B. Attività sottostanti di terzi		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività	19.930	

C.1.6 Interessenze in società veicolo

Denominazione	Sede legale	Interessenza %
Perseo Finance S.r.l.	Conegliano Veneto	60%
CR Firenze Mutui S.r.l.	Conegliano Veneto	10%

C.1.7 Attività di servicer - Incassi dei crediti cartolarizzati e rimborsi dei titoli emessi dalla società veicolo

Servicer	Società veicolo	Attività cartolarizzate (dato di fine periodo)		Incassi crediti realizzati nell'anno		Quota % dei titoli rimborsati (dato di fine periodo)					
						senior		mezzanine		junior	
		Deteriorate	In bonis	Deteriorate	In bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis
Banca CR Firenze	Perseo Finance	36.370		15.792		100%				20,76%	
Banca CR Firenze	CR Firenze Mutui		362.079		71.953		33,32%				

Sezione 2 - Rischi di mercato

2.1 Rischio di tasso di interesse - Portafoglio di negoziazione di vigilanza

1. Portafoglio di negoziazione di vigilanza: distribuzione per durata residua (data di riprezzamento) delle attività e delle passività finanziarie per cassa e derivati finanziari

Valori di denominazioni euro milioni Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri		470	18	11	13	66		11
1.2 Altre attività		2						
2. Passività per cassa								
2.1 P.C.T. passivi		1.109	148					
2.2 Altre passività								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe		153	15	15				
+ posizioni corte		153	15	15				
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe					12			
+ posizioni corte					7			
- Altri derivati								
+ posizioni lunghe	764	1.622	1.036	230	2.549	255	22	
+ posizioni corte	87	2.000	1.412	650	1.993	269	23	

2.2 Rischio di tasso di interesse - Portafoglio bancario

1. Portafoglio bancario: distribuzione per durata residua (per data di riprezzamento) delle attività e delle passività finanziarie

Valuta di denominazione euro milioni Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri	8	1.017	453	122	30	26	6	
1.2 Finanziamenti a banche	110	1.310	25	63	3	1		20
1.3 Finanziamenti a clientela								
- c/c	2.513			1				
- altri finanziamenti		395						20
- con opzione di rimborso anticipato	2.828	2.219	816	170	821	464	445	137
- altri	1.444	524	166	35	129	4		15
2. Passività per cassa								
2.1 Debiti verso clientela								
- c/c	9.178							
- altri debiti								
- con opzione di rimborso anticipato								
- altri	873	2						200
2.2 Debiti verso banche								
- c/c	197							
- altri debiti	44	531	12	24	35	17	13	
2.3 *Titoli di debito*								
- con opzione di rimborso anticipato								
- altri	38	2.287	1.269	1.162	758	41		
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre	1	6	3	5	28	1		
3. Derivati finanziari								
3.1 Con titolo sottostante								
- *Opzioni*								
+ posizioni lunghe								
+ posizioni corte								
- *Altri derivati*								
+ posizioni lunghe	7			4	19			
+ posizioni corte								
3.2 Senza titolo sottostante								
- *Opzioni*								
+ posizioni lunghe								
+ posizioni corte								
- *Altri derivati*								
+ posizioni lunghe	1.157	516	334	532	868	156	519	172
+ posizioni corte	350	1.511	964	34	710	72	412	335

2.3 Rischio di prezzo - Portafoglio di negoziazione di vigilanza

1. Portafoglio di negoziazione di vigilanza: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale		
A.1 Azioni	8	
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.		
B.1 Di diritto italiano		
- armonizzati aperti		1
- non armonizzati aperti		
- chiusi		
- riservati		
- speculativi		
B.2 Di altri Stati UE		
- armonizzati	8	5
- non armonizzati aperti		
- non armonizzati chiusi		
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	16	6

2. Portafoglio di negoziazione di vigilanza: distribuzione delle esposizioni in titoli di capitale e indici azionari per i principali Paesi del mercato di quotazione

Tipologia operazioni/Indice quotazione	Quotati		Non quotati
	Italia	Francia	
A. Titoli di capitale			
- posizioni lunghe	7	1	
- posizioni corte			
B. Compravendite non ancora regolate su titoli di capitale			
- posizioni lunghe			
- posizioni corte			
C. Altri derivati su titoli di capitale			
- posizioni lunghe			
- posizioni corte			
D. Derivati su indici azionari			
- posizioni lunghe			
- posizioni corte			

2.4 Rischio di prezzo - Portafoglio bancario

1. Portafoglio bancario: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizione/Valori	Valore di bilancio Quotati	Valore di bilancio Non quotati
A. *Titoli di capitale*		
A.1 Azioni	157	173
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.		
B.1 Di diritto italiano		
- armonizzati aperti		18
- non armonizzati aperti		
- chiusi		8
- riservati		
- speculativi		3
B.2 Di altri Stati UE		
- armonizzati	25	52
- non armonizzati aperti		
- non armonizzati chiusi		
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	182	254

2.5 Rischio di prezzo - Portafoglio bancario

1. Distribuzione per valuta di denominazione delle attività, delle passività e dei derivati

Voci	Valute					
	Dollari USA	Sterline	Yen	Dollari canadesi	Franchi svizzeri	Altre valute
A. Attività finanziarie						
A.1 Titoli di debito	5					
A.2 Titoli di capitale						
A.3 Finanziamenti a banche	100	20	15		76	3
A.4 Finanziamenti a clientela	107	1	7		13	
A.5 Altre attività finanziarie						
B. Altre attività	8	1	2			
C. Passività finanziarie						
C.1 Debiti verso banche	42	2			1	
C.2 Debiti verso clientela	276	7	6		27	2
C.3 Titoli di debito						
D. Altre passività	3					
Totale attività	220	22	24	-	89	3
Totale passività	321	9	6	-	28	2
Sbilancio (+/-)	101	13	18	-	61	1

Si precisa inoltre che sono presenti operazioni in valuta riconducibili alla voce "Derivati finanziari", prevalentemente stipulate in Dollari USA e riferite ad operazioni a termine su valute, per le quali non sono attualmente riscontrabili rilevanti rischi di cambio.

1.2.6 Gli strumenti finanziari derivati

A. Derivati finanziari

A.1 Portafoglio di negoziazione di vigilanza: valori nozionali di fine periodo e medi

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2005	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement	0	20	0	0	0	0	0	0	0	20
2. Interest rate swap	0	4.631	0	0	0	0	0	0	0	4.631
3. Domestic currency swap	0	0	0	0	0	0	0	0	0	0
4. Currency *i.r.s.*	0	0	0	0	0	0	0	0	0	0
5. Basis swap	0	366	0	0	0	0	0	0	0	366
6. Scambi di indici azionari	0	0	0	0	0	0	0	0	0	0
7. Scambi di indici reali	0	0	0	0	0	0	0	0	0	0
8. Futures	0	0	0	0	0	0	0	0	0	0
9. Opzioni cap										0
- acquistate	0	726	0	0	0	0	0	0	0	726
- emesse	0	726	0	0	0	0	0	0	0	726
10. Opzioni floor										
- acquistate	0	201	0	0	0	0	0	0	0	201
- emesse	0	101	0	0	0	0	0	0	0	101
11. Altre opzioni										
- acquistate										
- plain vanilla	21	102	0	61	0	38	0	0	21	201
- esotiche	0	807	0	0	0	5	0	0	0	812
- emesse										
- plain vanilla	21	189	0	64	0	38	0	0	21	291
- esotiche	0	805	0	0	0	5	0	0	0	810
12. Contratti a termine										
- acquisti	0	467	0	36	0	89	0	0	0	592
- vendite	0	336	0	3	0	80	0	0	0	419
- valute contro valute	0	0	0	0	0	80	0	0	0	80
13. Altri contratti derivati	0	0	0	0	0	0	0	0	0	0
Totale	42	9.477	0	164	0	335	0	0	42	9.976

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari derivati distinti per tipologia di contratto.

A.2 Portafoglio bancario: valori nozionali di fine periodo e medi

A.2.1 Di copertura

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2005	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement	0	0	0	0	0	0	0	0	0	0
2. Interest rate swap	0	1.649	0	0	0	0	0	0	0	1.649
3. Domestic currency swap	0	0	0	0	0	0	0	0	0	0
4. Currency i.r.s.	0	0	0	0	0	0	0	0	0	0
5. Basis swap	0	0	0	0	0	0	0	0	0	0
6. Scambi di indici azionari	0	0	0	0	0	0	0	0	0	0
7. Scambi di indici reali	0	0	0	0	0	0	0	0	0	0
8. Futures	0	0	0	0	0	0	0	0	0	0
9. Opzioni cap										
- acquistate	0	0	0	0	0	0	0	0	0	0
- emesse	0	0	0	0	0	0	0	0	0	0
10. Opzioni floor									0	0
- acquistate	0	0	0	0	0	0	0	0	0	0
- emesse	0	0	0	0	0	0	0	0	0	0
11. Altre opzioni										
- acquistate										
- plain vanilla	0	401	0	0	0	0	0	0	0	401
- esotiche	0	0	0	0	0	0	0	0	0	0
- emesse										
- plain vanilla	0	0	0	0	0	0	0	0	0	0
- esotiche	0	0	0	0	0	0	0	0	0	0
12. Contratti a termine										
- acquisti	0	0	0	0	0	0	0	0	0	0
- vendite	0	0	0	0	0	0	0	0	0	0
- valute contro valute	0	0	0	0	0	0	0	0	0	0
13. Altri contratti derivati	0	0	0	0	0	0	0	0	0	0
Totale	**0**	**2.050**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2.050**

Nella presente tabella sono esposti i valori nozionali dei contratti derivati stipulati per la copertura di emissioni obbligazionarie. In particolare, la tabella include *Interest rate swap* e le opzioni implicite negli stessi.

A.2.2 Altri derivati

Tipologie derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2005	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement	0	0	0	0	0	0	0	0	0	0
2. Interest rate swap	0	0	0	0	0	0	0	0	0	0
3. Domestic currency swap	0	0	0	0	0	0	0	0	0	0
4. Currency i.r.s.	0	0	0	0	0	0	0	0	0	0
5. Basis swap	0	0	0	0	0	0	0	0	0	0
6. Scambi di indici azionari	0	0	0	0	0	0	0	0	0	0
7. Scambi di indici reali	0	0	0	0	0	0	0	0	0	0
8. Futures	0	0	0	0	0	0	0	0	0	0
9. Opzioni cap										
- acquistate	0	0	0	0	0	0	0	0	0	0
- emesse	0	0	0	0	0	0	0	0	0	0
10. Opzioni floor									0	0
- acquistate	0	0	0	0	0	0	0	0	0	0
- emesse	0	0	0	0	0	0	0	0	0	0
11. Altre opzioni										
- acquistate										
- plain vanilla	0	478	0	0	0	0	0	0	0	478
- esotiche	0	0	0	0	0	0	0	0	0	0
- emesse										
- plain vanilla	0	0	0	0	0	0	0	0	0	0
- esotiche	0	0	0	0	0	0	0	0	0	0
12. Contratti a termine										
- acquisti	0	0	0	0	0	0	0	0	0	0
- vendite	0	0	0	0	0	0	0	0	0	0
- valute contro valute	0	0	0	0	0	0	0	0	0	0
13. Altri contratti derivati	0	0	0	0	0	0	0	0	0	0
Totale	0	478	0	0	0	0	0	0	0	478

La presente tabella include i valori nozionali dei derivati finanziari rilevati in bilancio nel portafoglio di negoziazione, ma non rientranti nel portafoglio di negoziazione di vigilanza. Nella fattispecie, l'ammontare riportato nella presenta tabella è relativo alle opzioni implicite nei prestiti obbligazionari strutturati oggetto di copertura.

A.3 Derivati finanziari: acquisto e vendita dei sottostanti

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2005	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
A. Portafoglio di negoziazione di vigilanza:										
1. Operazioni con scambio di capitali										
- acquisti	0	553	0	76	0	133	0	0	0	762
- vendite	42	443	0	37	0	122	0	0	42	602
- valute contro valute	0	0	0	0	0	80	0	0	0	80
2. Operazioni senza scambio di capitali										
- acquisti	0	4.648	0	33	0	0	0	0	0	4.681
- vendite	0	3.831	0	19	0	0	0	0	0	3.850
- valute contro valute	0	0	0	0	0	0	0	0	0	0
B. Portafoglio bancario:										
B.1 Di copertura										
1. Operazioni con scambio di capitali										
- acquisti	0	0	0	0	0	0	0	0	0	0
- vendite	0	0	0	0	0	0	0	0	0	0
- valute contro valute	0	0	0	0	0	0	0	0	0	0
2. Operazioni senza scambio di capitali										
- acquisti	0	2.052	0	0	0	0	0	0	0	2.052
- vendite	0	0	0	0	0	0	0	0	0	0
- valute contro valute	0	0	0	0	0	0	0	0	0	0
B.2 Altri derivati										
1. Operazioni con scambio di capitali										
- acquisti	0	0	0	0	0	0	0	0	0	0
- vendite	0	0	0	0	0	0	0	0	0	0
- valute contro valute	0	0	0	0	0	0	0	0	0	0
2. Operazioni senza scambio di capitali										
- acquisti	0	0	0	0	0	0	0	0	0	0
- vendite	0	478	0	0	0	0	0	0	0	478
- valute contro valute	0	0	0	0	0	0	0	0	0	0

A.4 Derivati finanziari "over the counter": fair value positivo - rischio di controparte

Controparti/Sottostanti	Titoli di debito e tassi d'interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0	0	0	0	0	0	0
A.2 Enti pubblici	1	0	0	0	0	0	0	0	0	0	0	0	0	0
A.3 Banche	63	0	12	0	0	2	2	0	1	0	0	0	0	0
A.4 Società finanziarie	3	0	0	0	0	0	0	0	0	0	0	0	0	0
A.5 Assicurazioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0
A.6 Imprese non finanziarie	24	0	13	0	0	0	1	0	0	0	0	0	0	0
A.7 Altri soggetti	0	0	0	2	0	0	0	0	0	0	0	0	0	0
Totale A 31 dicembre 2005	**91**	**0**	**25**	**2**	**0**	**2**	**3**	**0**	**2**	**0**	**0**	**0**	**0**	**0**
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.2 Enti pubblici	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.3 Banche	43	0	5	1	0	0	0	0	0	0	0	0	0	0
B.4 Società finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.5 Assicurazioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.6 Imprese non finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.7 Altri soggetti	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Totale B 31 dicembre 2005	**43**	**0**	**5**	**1**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

A.5 Derivati finanziari "over the counter": fair value negativo - rischio finanziario

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0	0	0	0	0	0	0
A.2 Enti pubblici	0	0	0	0	0	0	0	0	0	0	0	0	0	0
A.3 Banche	46	0	9	0	0	1	1	0	1	0	0	0	0	0
A.4 Società finanziarie	2	0	0	0	0	0	0	0	0	0	0	0	0	0
A.5 Assicurazioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0
A.6 Imprese non finanziarie	14	0	3	0	0	0	1	0	0	0	0	0	0	0
A.7 Altri soggetti	0	0	0	1	0	0	0	0	0	0	0	0	0	0
Totale A 31 dicembre 2005	**62**	**0**	**12**	**1**	**0**	**1**	**2**	**0**	**1**	**0**	**0**	**0**	**0**	**0**
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.2 Enti pubblici	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.3 Banche	11	0	1	0	0	0	0	0	0	0	0	0	0	0
B.4 Società finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.5 Assicurazioni	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.6 Imprese non finanziarie	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B.7 Altri soggetti	11	0	4	0	0	0	0	0	0	0	0	0	0	0
Totale B 31 dicembre 2005	**22**	**0**	**5**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

Sezione 3 - Rischio di liquidità

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	oltre 5 anni
Attività per cassa								
A.1 Titoli di Stato	4	69	158	323	317	5	9	70
A.2 Titoli di debito quotati	5		139	292	115	42	205	160
A.3 Altri titoli di debito			11	67	50	83	82	49
A.4 Quote O.I.C.R.								111
A.5 Finanziamenti								
- banche	97	1.190	16	167	47	11		4
- clientela	2.551	1.749	689	917	2.951	1.855	1.653	781
Passività per cassa								
B.1 Depositi								
- banche	67	429	14	39	35	17	13	
- clientela	1.211	3	32	53	135	16		
B.2 Titoli di debito	29	82	183	1.774	1.173	990	967	48
B.3 Altre passività		537	111	30	303	0		
Operazioni "fuori bilancio"								
C.1 Totale operazioni fuori bilancio								
- posizioni lunghe	348	285	756	1.383	1.387	685	2.932	2.132
- posizioni corte	585	82	831	1.762	2.079	712	2.460	1.830

2. Distribuzione settoriale delle passività finanziarie

Esposizioni/Controparti	Governi e Banche Centrali	Altri enti pubblici	Società finanziarie	Imprese di assicurazione	Imprese non finanziarie	Altri soggetti
1. Debiti verso clientela	14	369	327	203	1.640	7.660
2. Titoli in circolazione		1	1.400	10	372	3.465
3. Passività finanziarie di negoziazione			8	1	2	7
Totale	**14**	**370**	**1.735**	**214**	**2.015**	**11.132**

3. Distribuzione territoriale delle passività finanziarie

Esposizioni/Controparti	Italia	Altri Paesi europei	America	Asia	Resto del mondo
1. Debiti verso clientela	10.160	28	19	2	4
2. Debiti verso banche	1.054	258			62
3. Titoli in circolazione	4.295	952	1		
4. Passività finanziarie di negoziazione	7	12			
5. Passività finanziarie al fair value					
Totale	**15.516**	**1.250**	**20**	**2**	**66**

Nota integrativa consolidata

Parte F - Informazioni sul patrimonio consolidato

Sezione 1 - Il patrimonio consolidato

Informazioni di natura qualitativa

Il profilo patrimoniale è monitorato e misurato periodicamente da parte della Capogruppo in termini di adeguatezza patrimoniale: indice di patrimonializzazione, struttura finanziaria e coefficienti prudenziali ed altri istituti di vigilanza (concentrazione dei rischi, finanziamenti a medio lungo termine e trasformazione delle scadenze, ulteriori regole prudenziali).

Tale profilo è stato rivisto in relazione alla nuova normativa in materia di filtri prudenziali introdotti dall'Organo di Vigilanza a far data dal 31 dicembre 2005, per neutralizzare le valutazioni al fair value delle attività finanziarie diverse da quelle detenute per la negoziazione e valutate al fail value (FVO).

Sono state altresì considerate nel comparto del patrimonio di vigilanza le nuove prescrizioni introdotte dalla Banca d'Italia: deduzione della partecipazione nella società di assicurazione Centrovita e deduzione della partecipazione al capitale della Banca d'Italia in quote costanti in cinque anni.

Informazioni di natura quantitativa

Per quanto riguarda tali informazioni si rimanda al contenuto della Sezione 15 della Parte B della presente nota integrativa nonché alle informazioni riportate nella Relazione sulla Gestione consolidata.

Sezione 2 - Il patrimonio e i coefficienti di vigilanza bancari

2.2 Patrimonio di vigilanza bancario

B. Informazioni di natura quantitativa

	31 dicembre 2005	31 dicembre 2004
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	829	994
Filtri prudenziali del patrimonio di base:		
- filtri prudenziali Ias/Ifrs positivi	140	
- filtri prudenziali Ias/Ifrs negativi	(4)	
B. Patrimonio di base dopo l'applicazione dei filtri prudenziali	965	994
C. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	858	901
Filtri prudenziali del patrimonio supplementare:		
- filtri prudenziali Ias/Ifrs positivi	111	
- filtri prudenziali Ias/Ifrs negativi	(4)	
D. Patrimonio supplementare dopo l'applicazione dei filtri prudenziali	965	901
E. Totale patrimonio di base e supplementare dopo l'applicazione dei filtri prudenziali	1.930	1.895
Elementi da dedurre dal totale patrimonio di base e supplementare	250	90
F. Patrimonio di vigilanza	1.680	1.805

2.3 Adeguatezza patrimoniale

B. Informazioni di natura quantitativa

Categorie/Valori	Importi non ponderati 31/12/05	Importi non ponderati 31/12/04	Importi ponderati / requisiti 31/12/05	Importi ponderati / requisiti 31/12/04
A ATTIVITÀ DI RISCHIO				
A.1 RISCHIO DI CREDITO				
METODOLOGIA STANDARD				
ATTIVITÀ PER CASSA	20.952	19.047	17.114	15.558
1. Esposizioni (diverse dai titoli di capitale e da altre attività subordinate) verso (o garantite da):	2.802	2.547	443	403
1.1 Governi e Banche Centrali	592	538		
1.2 Enti pubblici	348	316	70	64
1.3 Banche	1.862	1.693	373	339
1.4 Altri soggetti (diverse dai crediti ipotecari su immobili residenziali e non residenziali)				
2. Crediti ipotecari su immobili residenziali	2.418	2.198	1.209	1.099
3. Crediti ipotecari su immobili non residenziali	14	13	7	6
4. Azioni, partecipazioni e attività subordinate				
5. Altre attività per cassa	15.718	14.289	15.455	14.050
ATTIVITÀ FUORI BILANCIO	14.702	13.365	2.366	2.151
1. Garanzie e impegni verso (o garantite da):	11.595	10.541	1.235	1.123
1.1 Governi e Banche Centrali	132	120		
1.2 Enti pubblici	495	450	14	13
1.3 Banche	416	378	18	16
1.4 Altri soggetti		9.593		1.094
2. Contratti derivati verso (o garantiti da):	3.106	2.824	1.131	1.028
2.1 Governi e Banche Centrali				
2.2 Enti pubblici				
2.3 Banche	3.106	2.824	1.131	1.028
2.4 Altri soggetti				
B. REQUISITI PATRIMONIALI DI VIGILANZA				
B.1 RISCHIO DI CREDITO			**1.509**	**1.362**
B.2 RISCHI DI MERCATO			**75**	**72**
1. METODOLOGIA STANDARD	X	X		
di cui:				
+ rischio di posizione su titoli di debito	X	X	63	61
+ rischio di posizione su titoli di capitale	X	X	7	6
+ rischio di cambio	X	X		
+ altri rischi	X	X	5	5
2. MODELLI INTERNI	X	X		
di cui:				
+ rischio di posizione su titoli di debito	X	X		
+ rischio di posizione su titoli di capitale	X	X		
+ rischio di cambio	X	X		
B.3 ALTRI REQUISITI PRUDENZIALI	X	X	15	16
B.4 TOTALE REQUISITI PRUDENZIALI (B1+B2+B3)	X	X	**1.674**	**1.522**
C. ATTIVITÀ DI RISCHIO E COEFFICIENTI DI VIGILANZA	X	X		
C.1 Attività di rischio ponderate	X	X	19.991	18.123
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	X	X	4,83%	5,48%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	X	X	8,55%	10,13%

Nota integrativa consolidata

Parte G - Operazioni di aggregazione riguardanti imprese o rami d'azienda

Sezione 2 - Operazioni realizzate dopo la chiusura dell'esercizio

2.1 Operazioni di aggregazione

Denominazione	Data dell'operazione	Costo dell'operazione	Interessenza acquisita	Totale ricavi del Gruppo	Perdita netta del Gruppo
Banca Daewoo (Romania) S.A.	9 marzo 2006	31	56,23%	3	1

Nel mese di agosto 2005 Banca CR Firenze S.p.A. ha sottoscritto un accordo preliminare per l'acquisizione, al prezzo complessivo di € 30.480.628,37, di una quota di controllo pari al 56,23% del capitale della Daewoo Bank S.A., banca commerciale con sede a Bucarest (Romania), la cui rete è composta da nove filiali.
L'operazione è stata realizzata principalmente allo scopo di fornire un punto di riferimento alle numerose imprese italiane dei territori presidiati dal Gruppo che hanno interessi nello stato rumeno che presenta, di per sé, interessanti opportunità di sviluppo anche nella prospettiva del suo prossimo ingresso nella U.E.
Le necessarie autorizzazioni delle autorità competenti, in Italia ed in Romania, sono state ottenute nel febbraio del 2006, in modo tale da rendere possibile il perfezionamento dell'operazione in data 9 marzo 2006.
Sono attualmente in corso le attività di "assessment" organizzativo e giuridico, per effetto delle quali la capogruppo Banca CR Firenze S.p.A. ha nominato 4 dei 7 amministratori della controllata e sta inoltre inserendo proprio personale nella struttura operativa; tali modifiche sono state realizzate in funzione delle concordate nuove modalità di governance della società ed allo scopo di garantire una struttura organizzativa in linea con le indicazioni dell'Organo di Vigilanza in merito al sistema dei controlli di Gruppo su società controllate residenti in paesi stranieri.

Il costo dell'aggregazione è stato determinato ai sensi dei paragrafi da 24 a 29 dell'IFRS 3 e non sono presenti accordi che ne prevedano la possibilità di rettifica futura.

Parte H - Operazioni con parti correlate

1. Informazioni sui compensi degli amministratori, sindaci e dei dirigenti con responsabilità strategiche

Nella tabella sono riportati gli importi (in migliaia di euro) relativi agli emolumenti corrisposti, anche da società controllate, agli Amministratori, ai Sindaci, al Direttore Generale, al Vice Direttore Generale e ai Dirigenti con finalità strategiche di Banca CR Firenze S.p.A.

GRUPPO BANCA CR FIRENZE (importi in migliaia di euro)	Amministratori e Sindaci (1)	Direttore Generale, Vice Direttore Generale e altri Dirigenti
a) Emolumenti e contributi sociali	2.078	2.634
b) Bonus, premi e incentivi vari (2)	-	1.150
c) Altri oneri previdenziali ed assicurativi (3)	181	97
d) Benefici non monetari	-	16
e) Indennità diverse per cessazione del rapporto di lavoro (4)	-	231
f) Pagamenti in azioni (stock options)	-	395
Totale	2.259	4.523

(1) Per il dettaglio sui compensi agli amministratori e sindaci si rimanda alla Parte D - "Altre informazioni" della nota integrativa del bilancio dell'impresa.
(2) Comprende il bonus Legge 243/2004.
(3) Include eventuali oneri a carico della Società per previdenze complementari, polizze assicurative, ecc.
(4) Include la quota TFR di competenza dell'esercizio nonchè eventuali indennità di buonuscita.

2. Informazioni sulle transazioni con parti correlate

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate di Banca CR Firenze S.p.A., come definite nello IAS 24, necessarie per la comprensione dei loro potenziali effetti sul bilancio.
In conformità a quanto indicato al punto 18 dello IAS 24, le informazioni sono riportate distintamente per categorie di Parti Correlate come segue:

a) Controllante

Nessun soggetto ha il controllo di Banca CR Firenze S.p.A.

b) Soggetti esercitanti influenza notevole sulla Società

Rientrano in questa categoria i tre principali azionisti di Banca CR Firenze S.p.A., vale a dire Ente Cassa di Risparmio di Firenze, Sanpaolo IMI S.p.A. e BNP Paribas S.A., in relazione ad un Patto di Sindacato cessato nell'efficacia al 30 aprile 2005 per effetto del suo mancato rinnovo o proroga (si veda in proposito l'informativa contenuta nella Relazione sulla gestione del bilancio dell'impresa).
Le relazioni esistenti tra i suddetti azionisti e la società sono state giudicate tali da dover considerare i tre soci in questione quali soggetti che esercitano influenza notevole ai sensi dello IAS 28. Con l'Ente Cassa di Risparmio di Firenze sono in essere accordi in forza dei quali tale Ente si avvale di strutture e risorse della Banca.

Il Gruppo Banca CR Firenze intrattiene più rapporti di collaborazione con gli azionisti Sanpaolo IMI S.p.A. e BNP Paribas S.A., nonché con le imprese ad essi riconducibili, nell'ambito delle convenzioni stipulate tra la Banca e i citati soci nel novembre 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a Sanpaolo IMI S.p.A. e BNP Paribas S.A. e della stipula del citato Patto di Sindacato. Tali accordi, la cui scadenza è avvenuta il 14 marzo 2006, hanno consentito alla Banca di usufruire del know-how specialistico di due importanti gruppi bancari e in particolare per Sanpaolo IMI S.p.A. nella gestione del risparmio e per BNP Paribas S.A. nel credito al consumo, nel leasing e nella bancassicurazione, attraverso le società compartecipate.
Le collaborazioni con i citati gruppi sono regolarmente proseguite dopo la cessazione dell'efficacia del Patto di Sindacato, in funzione di accordi specifici a suo tempo definiti con validità usualmente annuale salvo disdetta.

c) Società Controllate
Le operazioni infragruppo sono espressione di un disegno strategico-organizzativo di Gruppo che, in estrema sintesi, vede le Banche controllate focalizzate sul presidio delle relazioni con la clientela sul territorio di pertinenza e del connesso rischio di credito, le società-prodotto Centrovita Assicurazioni S.p.A. e CR Firenze Gestion Internazionale S.A. specializzate nella predisposizione dell'offerta di bancassicurazione e fondi d'investimento, la società strumentale Infogroup S.p.A. fornitrice dei servizi informatici, la Capogruppo Banca CR Firenze S.p.A. nel ruolo, oltre che di rete bancaria essa stessa, di direzione e coordinamento di Gruppo e di fornitore di diversi servizi accentrati.
Le transazioni infragruppo avvengono sulla base di specifiche convenzioni ed a condizioni valutate in linea con quelle praticate sul mercato, laddove esistano riferimenti esterni che possano confermare tale giudizio, o che comunque assicurano reciproca convenienza.

d) Società Collegate
Centro Leasing S.p.A. e Centro Factoring S.p.A. sono supportate finanziariamente in maniera rilevante da Banca CR Firenze S.p.A. nonché, per quanto riguarda Centro Leasing S.p.A., da BNP Paribas S.A.
Le operazioni con società collegate sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere a condizioni in linea con il mercato.

e) Joint ventures
Rientra in questa categoria il Gruppo Findomestic Banca S.p.A., che è supportato finanziariamente in maniera significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico.
Le operazioni con joint ventures sono inquadrabili nell'ordinaria operatività del Gruppo e sono poste in essere comunque a condizioni in linea con il mercato.

f) Manager con responsabilità strategiche
Rientrano in questa definizione il Direttore Generale, il Vice Direttore Generale ed i Dirigenti responsabili di unità organizzative che riportano direttamente al Direttore Generale (di norma i componenti del Comitato di Direzione).
Al precedente punto 1. sono indicate le retribuzioni di tali soggetti oltre a quelle degli Amministratori e dei Sindaci.
In questa parte sono fornite le informazioni sulle operazioni per le quali trova applicazione la procedura prevista dall'articolo 136 del Decreto Legislativo n. 385/1993.
In aggiunta a quanto sopra citato si fornisce evidenza degli affidamenti concessi ai dirigenti con responsabilità strategiche diversi dagli Amministratori e dei Sindaci.

g) Altre Parti Correlate

Si segnala la presenza in questa categoria del Fondo di Previdenza per il Personale della Cassa di Risparmio di Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto f) precedente.

GRUPPO BANCA CR FIRENZE (importi in migliaia di euro)	Attività finanziarie (1)	Crediti clientela	Crediti banche	Debiti clientela	Debiti banche	Garanzie rilasciate	Margine contribuzione (2)
a) Controllante	-	-	-	-	-	-	-
b) Entità esercitanti influenza notevole sulla Società	9.994	-	2.175	11.998	25.478	1.500	95
c) Controllate	14.483	102.296	123.668	53.107	379.958	100.354	6.271
d) Collegate	-	368.181	-	76.219	-	181	1.587
e) Joint venture	-	-	896.935	-	37.262	5.915	1.499
f) Dirigenti con responsabilità strategiche	-	985	-	1.437	-	-	24
g) Altre parti correlate	-	10.094	-	151.018	-	280	731
Totale	24.477	481.556	1.022.778	293.779	442.698	108.230	10.207

(1) Si riferisce esclusivamente a prestiti subordinati computabili nel patrimonio dell'emittente.
(2) Corrisponde al margine di intermediazione, margine d'interesse più margine da servizi.

Nota integrativa consolidata

Parte I - Accordi di pagamento basati su propri strumenti patrimoniali

A. INFORMAZIONI DI NATURA QUALITATIVA

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

Stock option

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock option) a favore dei direttori generali e dei dirigenti delle società bancarie del gruppo.

Tali deleghe sono state interamente utilizzate dal Consiglio di Amministrazione che, in forza delle stesse ha deliberato i seguenti piani di stock option;

- la *prima tranche del piano*, riguardante complessivamente *4 milioni di azioni*, è stata deliberata in data 16 ottobre 2000 ed attribuiva ai titolari la facoltà di sottoscrivere dal *16 ottobre 2003* al *16 ottobre 2006* azioni di nuova emissione della società ad un prezzo unitario di € 1,225;
- la *seconda ed ultima tranche* di assegnazioni è stata deliberata in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi *6 milioni di azioni*; tali diritti sono esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di € 1,103 per azione.

L'assegnazione di stock option, quale forma di retribuzione legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca ai sensi dell'articolo 2358 3° comma del codice civile.

I principi IAS/IFRS, a differenza dei principi contabili adottati in precedenza, richiedono che il valore corrente dei compensi in azioni (le cosiddette *stock options*), rappresentato dal *fair value* delle opzioni, venga rilevato nel conto economico al momento della loro assegnazione a dipendenti od amministratori e ripartito nel periodo intercorrente tra la data di assegnazione e quello di maturazione, con la contropartita iscritta in una riserva di patrimonio netto. Le disposizioni previste dal principio IFRS 2 devono essere applicate per i piani assegnati dopo il 7 novembre 2002 e non ancora maturati al 1° gennaio 2005.

Il piano di *stock options* attualmente in vigore è relativo alla *seconda tranche* (deliberato il 31 luglio 2003 ed esercitabile dal il 1° agosto 2006 fino 1° agosto 2009).

Per tale piano è stato determinato il *fair value* delle opzioni assegnate e si è provveduto ad imputare alla voce "Riserva FTA" l'importo di competenza degli anni 2003 e 2004; mentre la quota di competenza dell'esercizio 2005 è stata rilevata nel conto economico.

B. INFORMAZIONI DI NATURA QUANTITATIVA

1. Variazioni annue

In ottemperanza a quanto disposto dall'IFRS 2, si riporta di seguito l'informativa sulle variazioni e il dettaglio dei piani di stock option riferiti ai direttori generali e ai dirigenti delle società bancarie del gruppo.

Voci/Numero opzioni e prezzi di esercizio	Numero opzioni	Prezzi medi	Scadenza media (1)
A. Esistenze iniziali (2)	6.891.721	1,12225	1.741
B. Aumenti	-		
B.1 Nuove emissioni	-		
B.2 Altre variazioni	-		
C. Diminuzioni	846.029	1,22500	
C.1 Annullate	-		
C.2 Esercitate	846.029	1,22500	
C.3 Scadute	-		
C.4 Altre variazioni	-		
D. Rimanenze finali	6.045.692	1,18342	1.376
E. Opzioni esercitabili alla fine dell'esercizio	241.181	1,22500	

(1) Trattandosi di un'unica scadenza per ognuna delle tranches in essere alla data di apertura dell'esercizio è stato indicato il numero di giorni puntuale.
(2) Al netto dei diritti non più esercitabili a seguito del venir meno di alcuni rapporti di lavoro.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli Azionisti della
Banca CR Firenze S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla relativa nota integrativa, della Banca CR Firenze S.p.A. e sue controllate (Gruppo Banca CR Firenze) chiuso al 31 dicembre 2005. La responsabilità della redazione del bilancio compete agli amministratori della Banca CR Firenze S.p.A. È nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile. Il suddetto bilancio consolidato è stato preparato per la prima volta in conformità agli International Financial Reporting Standards adottati dall'Unione Europea.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonchè la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   La responsabilità dei lavori di revisione contabile dei bilanci di alcune società controllate e collegate, che rappresentano rispettivamente il 13,6 per cento dell'attivo consolidato ed il 28,5 per cento dell'utile al lordo delle imposte, è di altri revisori.

   Il bilancio consolidato presenta ai fini comparativi i dati corrispondenti dell'esercizio precedente predisposti in conformità ai medesimi principi contabili, con le modalità indicate dagli Amministratori nell'introduzione al bilancio e nelle note riportate in calce allo stato patrimoniale ed al conto economico. Inoltre, la Parte A - Sezione 5 della nota integrativa illustra gli effetti della transizione agli International Financial Reporting Standards

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400.00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

adottati dall'Unione Europea ed include le informazioni relative ai prospetti di riconciliazione previsti dal principio contabile internazionale IFRS 1, precedentemente approvati dal Consiglio di Amministrazione e pubblicati in appendice alla relazione semestrale al 30 giugno 2005, da noi assoggettati a revisione contabile, per i quali si fa riferimento alla relazione di revisione da noi emessa in data 24 ottobre 2005.

3. A nostro giudizio, il bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2005 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Banca CR Firenze per l'esercizio chiuso a tale data.

Firenze, 12 aprile 2006

PricewaterhouseCoopers S.p.A.

Lamberto Tommasi
(Revisore contabile)

Elenco delle Filiali della Capogruppo
(Aree, Filiali Retail, Centri Imprese, Centri Private e Spazi Finanziari operativi al 31 dicembre 2005)

DIREZIONE GENERALE - Via M. Bufalini, 6 - Firenze

AREE

Area Firenze - Via S. Egidio, 14 - Firenze
Area Roma - Via Paisiello, 12 - Roma
Area Toscana Sud - Largo Cosimini, 10 - Grosseto
Area Toscana Ovest - Via Pievano Rolando, 6 - Empoli (FI)
Area Toscana Nord - Viale Montegrappa, 302/g/h - Prato
Area Toscana Est - Via Roma, 36 - Montevarchi (AR)

FILIALI

FIRENZE E PROVINCIA
Firenze - Via M. Bufalini, 4
Private Banking - Via M. Bufalini, 4
Filiale Enti e Tesorerie - Via del Castellaccio, 36/38
Filiale Corporate Banking - Via Bufalini, 6
Firenze Sportello I.U.E - Via Badia dei Roccettini - San Domenico (Fiesole)
Firenze Sportello Commiliter - Via Cavour, 39
Firenze Sportello C.I.A.A. - Piazza dei Giudici, 3
Firenze Sportello C.T.O - Largo Palagi, 1
Spazio Mutui - Viale Europa 27/a/b
Azienda dei Presti - Via Baracchini, ang. Via Baracca
Agenzia Agraria - Piazza Signoria, 20 r
Agenzia 1 - Viale Matteotti, 20
Agenzia 2 - Via de' Serragli, 126
Agenzia 3 - Via della Cernaia, 82
Agenzia 4 - Piazza Dalmazia, 37 r
Agenzia 5 - Via Gioberti, 163 r
Agenzia 6 - Via Nazionale, 93/95 r

Agenzia 7 - Via degli Alfani, 79 r

Agenzia 8 - Via il Prato, 109 r

Agenzia 9 - Viale dei Mille, 26 r

Agenzia 10 - Via F. De Sanctis, 48/50

Agenzia 11 - Via L. Bartolini, 20 r

Agenzia 12 - Via dei Bardi, 50/52 r

Agenzia 13 - Via Baldovini, 4 r

Agenzia 14 - Via Tornabuoni, 23 r angolo Via del Parione 1r

Agenzia 15 - Piazza degli Ottaviani, 13 r

Agenzia 16 - Via degli Speziali, 14/16 r

Agenzia 17 - Via Martiri del Popolo, 35/39 r

Agenzia 19 - Piazza Puccini, 2/2a r

Agenzia 20 - Via del Gelsomino, 101/b

Agenzia 21 - Via Casentino, 57

Agenzia 22 - Viale E. Duse, 24/a

Agenzia 23 - Via A. del Pollaiolo, 152

Agenzia 24 - Via Aretina, 265/a

Agenzia 25 - Viale Europa, 27/a/b

Agenzia 26 - Via S. Caterina d'Alessandria, 14

Agenzia 27 - Via Cecioni, 86

Agenzia 29 - Piazza Artom, 7

Agenzia 30 - Viale Petrarca, 120/b/c/d

Agenzia 31 - Via Locchi, 108

Agenzia 32 - Via Baracchini, angolo Via Baracca

Agenzia 33 - Via Doni, angolo Via Maragliano

Agenzia 34 - Via Masaccio, 41/43

Agenzia 35 - Viale Pieraccini, 17

Agenzia 36 - Via Perfetti Ricasoli

Agenzia 37 - Via Cento Stelle, 24/b

Agenzia 38 - Viale Europa, 181/183

Agenzia 39 - Via Montelatici, 5

Agenzia 40 - Piazza delle Cure, 17/18 r

Agenzia 41 - Piazza Gualfredotto da Milano, 19 r

Agenzia 42 - Via Starnina, 41

Agenzia 43 - Via Comparetti, 32/34

Agenzia 44 - Via degli Artisti, 8

Antella -Via U. Peruzzi, 36

Badia a Settimo - Via del Botteghino, 162

Bagno a Ripoli - Via F.lli Orsi, 4/6

Barberino di Mugello - Viale Matteotti, 2b

Barberino di Mugello Outlet - Via Meucci Outlet "McArthur Glen Designer Outlet"

Barberino Val d'Elsa - Via Cassia, 61

Borgo S. Lorenzo - Piazza M. della Libertà, 12

Caldine - Via Faentina, 264/268

Calenzano - Via G. Puccini, 167/169

Campi Bisenzio - Via Rucellai, 2/2a

Capalle - Via Val di Setta

Capalle - Sportello Direzione del Quarto Tronco

Capraia - Via G. La Pira, 27/29

Casellina - Via Baccio da Montelupo, 20

Castelfiorentino - Piazza Cavour, 19

Certaldo –Via 2 Giugno, 7

Contea - Strada Statale, 67 ang. Via Mozza

Dicomano - Via Dante Alighieri

Empoli –Via Pievano Rolando, 6

Empoli Ag. 1 - Via G. del Papa, 43

Empoli Ag.2 - Via Ponzano, 58

Fiesole - Piazza Garibaldi, 24

Figline Valdarno - Piazza Marsilio Ficino, 33

Figline Valdarno - Sportello Boehringer Ingelheim - Loc Prulli

Figline Valdarno Ag. 1 –Via Copernico, 72/74/76

Firenzuola - Corso Villani, 54

Fucecchio - Piazza Montanelli, 27

Galliano - Via 1° Maggio, 68

Galluzzo - Piazza Acciaioli, 1/2 r

Grassina - Piazza Umberto I°, 12

Greve in Chianti - Piazza Matteotti, ang. Via Roma

Impruneta - Viale della Libertà, 1

Incisa Valdarno - Via XX Settembre, 38

Lastra a Signa - Piazza Firenze, 1

Le Bagnese - Via Silvestro Lega, 12

Londa - Via Roma, 35

Marcialla - Piazza Brandi, 15

Marradi - Via Talenti, 21

Matassino - Via F.lli Rosselli, 4
Mercatale Val di Pesa –Via Mattoncetti, 16
Montaione - Piazza Cavour, 14
Montelupo Fiorentino - Piazza della Libertà, 1
Montespertoli - Piazza del Popolo, 41
Neto - Via G. di Vittorio, 14/18
Osmannoro –Via Volturno, 10/12
Palazzuolo sul Senio - Via Roma, 19
Pelago - Via della Rimembranza, 19
Peretola - Via I° Settembre, 34/44
Pietramala - Via Pietramala, 632
Pontassieve - Piazza Cairoli, 2/a
Ponte a Ema - Via Chiantigiana, 60 r
Ponte a Greve - Via Baccio da Montelupo, 64
Pratolino - Via Fiorentina, 555
Quinto Basso - Via Monteverdi, 45/47
Reggello - Via Dante Alighieri, 20
Rignano sull'Arno - Via Unità Italiana, 34
Ronta - Via Faentina, 54
Rufina - Via Piave, 28/c
San Bartolo a Cintoia –Viale Canova, 164
San Casciano Val di Pesa - Piazza delle Erbe, 1
San Donnino - Via Pistoiese, 375
San Francesco di Pelago - Via Bettini, 38
San Godenzo - Via Matteotti, 6
San Mauro a Signa - Piazza A. Ciampi, 8
San Piero a Sieve - Via Provinciale, 18/a
Santa Brigida - Via Piana, 13/e
Scandicci - Via Pantin, 1
Scandicci Ag. 1 - Piazza Matteotti, 18
Scarperia - Viale Kennedy, 31
Sesto Colonnata - Viale 1° Maggio, 324/a
Sesto Fiorentino - Via Dante Alighieri, 38
Sesto Fiorentino Ag. 1 –Via Alcide De Gasperi, 11/13
Sieci - Via Aretina, 31/c
Sovigliana - Via Silvio Pellico, 41
Signa - Via Roma, 324

Tavarnelle Val di Pesa –Via Roma, 85

Tavarnuzze - Via Montebuoni, 200

Vicchio di Mugello - Piazza Giotto, 10

BOLOGNA

Bologna - Via Farini, 12

Bologna San Vitale - Via Massarenti, 23

Crevalcore - Via Roma

AREZZO E PROVINCIA

Arezzo - Via Roma, 4

Arezzo Ag. 1 - Via V. Veneto, 43

Arezzo Ag. 2 - Via Don Luigi Sturzo, 14

Arezzo Ag. 3 - Viale S. Margherita, 43/a

Bibbiena - Strada Statale, 208, angolo Via G. di Vittorio

Bucine - Via Roma, 37

Camucia - Viale Regina Elena, 3

Castelfranco di Sopra - Piazza V. Emanuele, 18/20

Castiglion Fiorentino - Corso Italia, 28/a

Cortona - Piazza Signorelli, 7

Foiano della Chiana - Corso V. Emanuele, 34

Levane - Piazza del Secco, 15/16

Loro Ciuffenna - Piazza Matteotti, 7

Lucignano - Via Provinciale Senese, 10

Mercatale di Cortona - Via dei Ponti, 2

Montemignaio - Via della Pieve, 22 r

Monterchi - Via Pier della Francesca, 54/56

Monte San Savino - Via della Pace, 25

Montevarchi - Via Roma, 36

Pian di Scò - Via Marconi, 1

Pieve al Toppo - Via Dante Alighieri, 1/b

Pieve Santo Stefano - Piazza Logge del Grano, 3

Ponte a Poppi - Via Roma, 204

Rassina - Piazza Mazzini, 57

Rigutino - Via Nazionale Ovest, 90/91

San Giovanni Valdarno - Corso Italia, 20
Sansepolcro - Via XX Settembre, 82/a/b
Sestino - Via Roma, 5
Stia - Piazza Tanucci, 70
Strada Casentino - Via Roma, 29/t
Subbiano - Viale Europa, 24
Talla - Piazza G. Monaco, 8
Terontola - Via XX Settembre, 27
Terranuova Bracciolini - Piazza della Repubblica, 15

GROSSETO E PROVINCIA

Arcidosso - Corso Toscana, 60
Bagno di Gavorrano - Via G. Marconi, 88
Castell'Azzara - Piazza Martiri Niccioleta, 3
Castel del Piano - Viale Imberciadori, 1
Castiglion della Pescaia - Via Roma, 1
Follonica - Via Litoranea, 87
Giglio Porto - Via Cardinale Oneglia
Grosseto - Piazza F.lli Rosselli, 7
Grosseto Ag. 1 - Via Senese, 2/8
Grosseto Ag. 2 - Via Giovanni XXIII°, 31
Grosseto Ag. 3 - Via Stati Uniti d'America
Manciano - Via Marsala, 118
Porto Ercole - Via Fosso delle Buche, 77
Porto S. Stefano - Piazzale dei Rioni, 5
Roccastrada - Piazza Gramsci, 22
Sorano - Piazza Busatti, 3

LIVORNO E PROVINCIA

Cecina - Via Diaz, 14/16
Livorno - Via dei Fulgidi, 12
Livorno Ag. 1 - Via dell'Artigianato, 35/b
Livorno Ag. 2 - Viale della Libertà, 57
Marina di Campo - Via Mascagni, 7
Porto Azzurro - Via Provinciale Est, 6

Portoferraio - Piazza Cavour, 60

Portoferraio Ag. 1 - Via Carpani, 68

Rosignano - Via Aurelia 575/577/ 579

San Vincenzo - Piazza Umberto I°

LUCCA E PROVINCIA

Barga - Via Giovanni Pascoli, 36/38

Capannori - Piazza Aldo Moro, 54

Lido di Camaiore - Viale Colombo, angolo Via Veneto

Marina di Pietrasanta - Via Versilia, 26

Marlia - Strada Statale 12, 44

Pietrasanta - Piazza Carducci, 6

Seravezza - Via Roma, 31

Viareggio - Via San Francesco, 1

Viareggio Ag. 2 - Piazza Dante, 6

Viareggio Ag. 3 - Via Filzi, angolo Via Parri

Viareggio Ag. 4 - Via F.lli Cervi

Viareggio Sportello Ospedale della Versilia - Via Aurelia, 335

Viareggio Sportello Mercato Ittico - Via Salvatori, 13

MASSA E PROVINCIA

Aulla - Piazza Mazzini, 9/10

Avenza - Via XX Settembre, 248

Bagnone - Via della Repubblica, 54

Carrara -. Via Roma, angolo Via Groppini

Fivizzano - Via Roma, 208

Fosdinovo - Via Mazzini, 12

Gragnola - Via Nuova, 66

Massa - Via F. Crispi, 26

Pontremoli - Via Ricci Armani, 2

Villafranca Lunigiana - Piazza della Vittoria, 5

PERUGIA E PROVINCIA

Assisi - Via Borgo Aretino 5/7

Bastia Umbra –Via Roma, 101/103

Citta' di Castello - Via S. S. Tiberina, 3 bis

Deruta - Via Tiberina, 250

Ellera - Via di Vittorio, 106/108

Foligno - Via Nazario Sauro, 4a/4c

Gualdo Tadino - Via Flaminia, angolo Via Tagliamento

Gubbio - Via Campo di Marte, 39/41/43

Magione - Via Inghilterra, 1/a/b

Perugia - Via Settevalli, 131/d

Perugia Ag. 2 - Via Romeo Gallenga 42

Ponte S. Giovanni - Via Quintina, 2

San Sisto - Viale S. Sisto, 333

Spoleto - Via Flaminia Vecchia, 22

Trestina - Via G. Parini, 20

Umbertide - Via della Repubblica

PISA E PROVINCIA

Bientina - Largo Roma, 13

Cascina - Viale Comaschi, 1

Castelfranco di Sotto - Piazza XX Settembre, angolo Via Gramsci

Castelnuovo Val di Cecina - Via della Repubblica, 49/51

Pisa - Via San Martino, 82

Pisa Cisanello - Via Matteucci

Pomarance - Piazza Sant'Anna, 2

Pontedera - Via Castelli, 36

Ponsacco - Via Carducci, angolo Via XXV Aprile

Ponte a Egola - Via Curtatone e Montanara, 49/a

Santa Croce sull'Arno - Via Cavour, angolo Via Basili

San Miniato Basso - Piazzale della Pace, 9

Volterra - Via Matteotti, 1

PISTOIA E PROVINCIA

Montecatini Terme - Via IV Novembre, 69

San Marcello Pistoiese - Via Pietro Leopoldo, 33

PRATO E PROVINCIA

Oste Montemurlo - Via di Oste, 130

Poggio a Caiano - Via G. Masi, 39

Prato - Via Fabbroni, 1/7

Prato Ag. 1 - Via Pistoiese, 115

Prato Ag. 2 - Via Mozza sul Gorone

Prato Ag. 3 - Viale Montegrappa, 302/g/h

Prato Macrolotto - Via dei Fossi, 14

Prato Vergaio - Via Tobbianese, angolo Via di Vergaio

San Giorgio a Colonica - Via del Leone, 27/a

Seano - Via Baccheretana, 158

Vaiano - Via Val di Bisenzio, 205/c

ROMA E PROVINCIA

Roma - Via Paisiello, 10

Roma Ag. 1 - Piazza della Chiesa Nuova, 25

Roma Ag. 2 - Via A. Baldovinetti, 102/104

Roma Ag. 3 - Viale Ippocrate, 78/80

Roma Ag. 4 - Via Tuscolana, 715/719/a

Roma Ag. 5 - Via Ostiense, 81/b/c/d

Roma Ag. 6 - Piazza Vescovio, 7

Roma Ag. 7 - Via Sabotino, 30

Roma Ag. 8 - Piazza Pontelungo, 31

Roma Ag. 9 - Piazza Eugenio Morelli, 5

SIENA E PROVINCIA

Castellina in Chianti - Via Ferruccio, 45

Castellina Stazione - Via E. Berrettini, 42

Castelnuovo Berardenga - Via della Società Operaia, 1

Chianciano Terme - Viale della Libertà 503/505/507

Chiusi Stazione - Via Cassia Aurelia, 85

Colle Val d'Elsa - Piazza Arnolfo di Cambio, 33/34

Gaiole in Chianti - Via Ricasoli, 76

Montepulciano - Via Ricci, 5

Monteroni d'Arbia - Via Roma, 134

Piancastagnaio - Via delle Acacie, 6/8
Pieve di Sinalunga - Viale Trieste, 39
Poggibonsi - Largo A. Gramsci, 15
Poggibonsi Ag. 1 - Via Senese, 123/f
Poggibonsi Ag. 2 -Via Pisana, 110
Rapolano Terme - Via Prov.le Sud, 35
Siena - Piazza Tolomei, 11
Siena San Marco - Via Massetana, 2
San Gimignano - Piazza della Cisterna, 2
Torrita di Siena - Via Mazzini, 12

CENTRI IMPRESE

Arezzo - Via Martiri di Civitella, 7/9
Avenza - Via XX settembre
Bologna - Via Farini, 12
Capalle - Via Val di Setta
Empoli - Via Pievano Rolando, 2
Firenze Est - Via de Sanctis, 49
Firenze Ovest - Via Pantin, 1 - Scandicci
Grosseto - Piazzale Cosimini, 9
Livorno - Via dell'Artigianato
Montevarchi - Via Roma, 38
Perugia - Via Settevalli, 133/h
Prato - Via dei Fossi
Roma - Via Paisiello, 10
Santa Croce sull'Arno - Via Cavour, angolo Via Basili
Siena - Via Massetana Romana, 2
Viareggio - Via San Francesco

CENTRI PRIVATE

Arezzo - Via Roma
Bologna - Via Farini, 12
Empoli - Via Pievano Rolando, 2

Figline Valdarno - Piazza IV Novembre, 7/8

Firenze Centro - Via Bufalini, 6

Firenze Est - Via de Sanctis, 49

Firenze Ovest - Via Pantin, 1 - Scandicci

Grosseto - Via Matteotti, 2

Perugia - Via M Angeloni

Prato - Viale Montegrappa, 302

Roma - Via Paisiello, 12

Santa Croce -Via Cavour ang. Via Basili

Siena - Via Massetana Romana, 2

Viareggio - Via San Francesco

CENTRO ENTI

Firenze - Viale Matteotti, 20

SPAZI FINANZIARI

Ancona - Via Martiri della Resistenza, 31

Bologna Pepoli - Viale Pepoli, 84/a/b/c/d/

Bologna Rondone - Via del Rondone, 1/a

Castelbolognese (RA) - Viale Umberto I°, 14/a

Civitavecchia (RM) - c/o Filiale CR Civitavecchia - Via Lepanto

Fabriano - Via Felice Cavallotti, 26/28

Ferrara - Via De Pisis, 49, angolo Via Palestro

Forlì - Via Raggi, 42

Francavilla al Mare (CH) - Via Nazionale Adriatica, 70

Giulianova (TE) - Via G. Galilei, 86

La Spezia - Via Piave, 17

Macerata - Galleria del Commercio, 33

Milano - Via Emanuele Filiberto, 4

Modena Emilia Est - Via Emilia Est , 1479

Modena Giardini - Via Giardini, 363

Ostia Lido (RM) - Via Capo Spartivento, 25/1

Parma - Via Dante, 4 ang. B.go Ronchini

Pesaro - Via San Francesco, 30

Pescara - Via Chieti, 52/58

Porto S. Elpidio (AP) - Via IV Novembre, 1

Prato - Via Sante Pisani, 71

Ravenna - Via della Lirica, 9

Rieti - Via Nuova, 148

Rimini - Via Tripoli, 70

Roma C.so Vittorio - Corso Vittorio Emanuele II°, 239

Roma EUR - Via A. Baldovinetti, 98/100

Roma Parioli - Via Tagliamento, 10

Roma Prati - Via Clementi, 62

Terni - Via Bramante, 3/d

Viterbo - Viale IV Novembre, 1

Finito di stampare in Firenze
dalla Tipografia Press Service
nel mese di Maggio 2006

Europe Italy

Deutsche Bank

27 Apr 2006 - 07:48:06 PM CEST

COMPANY ALERT

Catalyst Event

CariFirenze

Hold

New Board of Directors appointed

Reuters:CFI.MI Exchange:MIL Ticker:CFI

Company Alert

Price (EUR)	**2.78**
Price target (EUR)	**2.80**
52-week range (EUR)	**3.23 - 1.94**
Market cap (EUR)	**3,474**

FYE 12/31	2005A	2006E	2007E
Revenue (EUR)	949	1,025	1,103
PBT (EUR)	205	283	305
Stated Net Profit (EUR)	149	201	218
EPS Adjusted (EUR)	0.11	0.16	0.16
Dividend Yield (%)	2.7	2.4	2.6
P/E Adjusted (x)	22.2	17.2	17.4

Today, CariFirenze's AGM appointed the new Board of Directors and approved FY 2005 annual report results, the free and paid-in capital increases and the payment of a Euro 0.052 dividend per share. We remind that, according to the new law on Foundations, Ente CariFirenze, which owns a 42.1% in the bank, voted only for a 30% stake.

New Board of Directors. Nine out of fourteen members of the new Board (including Mr Aureliano Benedetti, who was reconfirmed Chairman) were chosen from the list presented by Ente CariFirenze, CR Spezia Foundation, CR Pistoia e Pescia Foundation and Sofibar (CR Ravenna), which signed a voting pact on April 14th, 2006. The three Foundations indicated seven of the nine members elected, while the other two appointed candidates were proposed by CR Ravenna. Sanpaolo IMI and BNP Paribas are represented in the Board by three and two members, respectively.

Capital increases . The plan of capital strengthening, based on a free capital increase, on a paid-in capital increase (Euro 150m, with 110m of new shares, maximum) and on the reversal split of ordinary shares was approved. These actions have been required to support to the volumes and profitability growth, based on the new business plan's targets. We want to remind that, according to Bank of Italy's rules on JVs, CariFirenze has still stretched capital ratios, while, according to IFRS, the adoption of the equity method for the consolidation of Findomestic has already solved this issue.

Marco Veroni
Research Analyst
(++39) 0286379731
marco.veroni@db.com

Paola Sabbione
Research Analyst
(+39) 02 86379-704
paola.sabbione@db.com

Deutsche Bank AG/London

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